Form 20-F
period 2011-12-31
JIAYUAN.COM INTERNATIONAL LTD
filed 2012-04-20
CIK 1511683

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from                       to

Commission file number: 001-35157

Jiayuan.com International Ltd.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Room 1005, Changxin Building No. 39 Anding Road Chaoyang District, Beijing The People’s Republic of China
(Address of principal executive offices)

Shang-Hsiu Koo
Chief Financial Officer
Jiayuan.com International Ltd.
Room 1005, Changxin Building
No. 39 Anding Road
Chaoyang District, Beijing
The People’s Republic of China
Telephone: 86-10-6113-6600
Email: skoo@jiayuan.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, or ADSs, every two ADSs representing three ordinary shares, par value US$0.001 per share	The NASDAQ Stock Market LLC (NASDAQ Global Select Market)

Ordinary shares, par value US$0.001 per share	The NASDAQ Stock Market LLC (NASDAQ Global Select Market)*

*	Not for trading, but only in connection with the listing on the Nasdaq Global Select Market of the American Depositary Shares

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

47,489,394 ordinary shares, par value US$0.001 per share as of
December 31, 2011

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•

“we,” “us,” “our company,” “our” and “Jiayuan” refer to Jiayuan.com International Ltd., and, unless the context requires otherwise, its subsidiaries, Shanghai Huaqianshu Information Technology Co., Ltd., Beijing Huaqianshu Information Technology Co., Ltd., Beijing Shiji Xique Information Technology Co., Ltd. and Shanghai Shiji Jiayuan Matchmaking Service Center;

•	“our PRC companies” refers to our PRC subsidiaries and our PRC operating companies;

•

“our PRC operating companies” refers to Shanghai Huaqianshu Information Technology Co., Ltd., Beijing Huaqianshu Information Technology Co., Ltd. and Beijing Shiji Xique Information Technology Co., Ltd.;

•	“our PRC subsidiaries” refers to Miyuan (Shanghai) Information Technology Co., Ltd. and Beijing Miyuan Information Technology Co., Ltd.;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;

•	“shares” refers to our ordinary shares, par value US$0.001 per share;

•	“preferred shares” or “Series A preferred shares” refers to our Series A convertible and redeemable preferred shares, par value US$0.001 per share;

•	“ADRs” refers to the American depositary receipts, which, if issued, evidence our ADSs;

•	“ADSs” refers to our American depositary shares, every two of which represent three ordinary shares;

•

“platform” refers to our Jiayuan.com website, wireless application protocol platform, wireless applications and desktop clients; we introduced our wireless application protocol platform in 2010, our wireless application in 2011 and our desktop client in January 2012;

•	“registered users” refers to users who have completed the registration process on our platform;

•	“registered user accounts” refers to accounts set up by registered users, including registered users who may have set up more than one account;

•

“active user accounts” refers to registered user accounts through which registered users have logged-in to our platform at least once within a calendar month in the case of user accounts registered in prior months, or on at least two separate days within a calendar month, including the day of completion of the registration process, in the case of user accounts newly registered in the calendar month;

•

“paying user accounts” refers to registered user accounts through which registered users have paid for at least a single message fee or periodic subscription fee or purchased a value-added service within a calendar month;

•	“RMB” or “Renminbi” refer to the legal currency of China; and

•	“$,” “dollars,” “US$” or “U.S. dollars” refer to the legal currency of the United States.

This annual report on Form 20-F includes our audited consolidated statements of operation data for the fiscal years ended December 31, 2009, 2010 and 2011 and audited consolidated balance sheet data as of December 31, 2010 and 2011.

We completed our initial public offering of 7,100,000 ADSs, every two ADSs representing three ordinary shares, on May 16, 2011. Our ADSs were listed on the NASDAQ Global Select Market under the symbol “DATE” on May 11, 2011.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this annual report are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “will,” or other similar expressions. The forward-looking statements included in this annual report relate to, among others:

•                                          our future business development, financial condition and results of operations;

•                                          our ability to maintain and strengthen our position as the leading provider of online dating services in China;

•                                          our ability to develop and commercialize additional online dating services;

•                                          market acceptance of our online dating services;

•                                          our various initiatives to implement our business strategies to expand our business;

•                                          competition from other online dating service providers and operators;

•                                          the expected growth of and change in the online dating services industry in China;

•                                          our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others; and

•                                          the PRC laws, regulations and policies relating to the Internet and Internet content providers, including online dating service providers and operators.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3.D Key Information — Risk Factors” and other sections in this annual report.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

This annual report also contains statistical data and estimates that we obtained from industry publications and reports generated by third-party market research firms, including a report for the purpose of providing various industry and other information and illustrating our position in the online dating industry in China prepared by iResearch at our request and commissioned by us for the purposes of our annual report, and publicly available data. Although we believe that the publications, reports and surveys are reliable, we have not independently verified the data.

PART I

Item 1.                     Identity of Directors, Senior Management and Advisors.

Not applicable.

Item 2.                     Offer Statistics and Expected Timetable.

Not applicable.

Item 3.                     Key Information.

A.                                    Selected financial data

The following selected consolidated income statement data for the years ended December 31, 2009, 2010 and 2011, and the selected consolidated balance sheet data as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements included elsewhere in this annual report on Form 20-F. Our selected consolidated statements of operations data for the year ended December 31, 2008 and selected consolidated balance sheet data as of December 31, 2008 and 2009 were derived from our audited consolidated financial statements, which are not included in this annual report on Form 20-F. You should read the selected consolidated financial data in conjunction with our audited financial statements and the accompanying notes included elsewhere in this annual report on Form 20-F and “Item 5. Operating and Financial Review and Prospects.” Our audited consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of our future results.

We have not included financial information for the year ended December 31, 2007, as such information is not available on a basis that is consistent with the consolidated financial information for the years ended December 31, 2008, 2009, 2010 and 2011, and cannot be provided on a U.S. GAAP basis without unreasonable effort and expenses.

	For the year ended December 31,
	2008	2009	2010	2011	2011
	RMB	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Consolidated Statement of Operations Data:
Net revenues	27,625	63,894	167,589	331,241	52,629
Cost of revenues(1)	(21,353)	(28,448)	(61,049)	(104,814)	(16,654)
Gross profit	6,272	35,446	106,540	226,427	35,975
Operating expenses:
Selling and marketing expenses(1)	(14,677)	(16,574)	(57,867)	(110,521)	(17,560)
General and administrative expenses(1)	(5,872)	(8,631)	(24,338)	(64,310)	(10,218)
Research and development expenses(1)	—	(8)	(381)	(11,796)	(1,874)
Total operating expenses	(20,549)	(25,213)	(82,586)	(186,627)	(29,652)
Operating (loss)/income	(14,277)	10,233	23,954	39,800	6,323
Interest income, net	734	1,189	1,876	5,077	807
Foreign currency exchange (loss)/gain, net	(299)	(3)	—	8,911	1,416
Other (expenses)/income, net	(19)	6	898	1,562	248
(Loss)/income before income tax	(13,861)	11,425	26,728	55,350	8,794
Income tax expenses	—	(5,748)	(10,011)	(18,107)	(2,877)
Net (loss)/income attributable to Jiayuan.com International Ltd.	(13,861)	5,677	16,717	37,243	5,917
Accretion of Series A redeemable convertible preferred shares	(7,504)	(7,976)	(8,690)	(3,222)	(512)
Income allocated to participating preferred shares	—	(5,677)	(16,717)	(12,681)	(2,015)
Net (loss)/income attributable to ordinary shareholders	(21,365)	(7,976)	(8,690)	21,340	3,390
Net (loss)/income per share:
Basic	(0.78)	(0.29)	(0.32)	0.54	0.09
Diluted	(0.78)	(0.29)	(0.32)	0.50	0.08
Weighted average shares used in calculating net (loss)/income per share, basic	27,272,727	27,272,727	27,272,727	39,647,790	39,647,790
Weighted average shares used in calculating net (loss)/income per share, diluted	27,272,727	27,272,727	27,272,727	42,384,833	42,384,833
Net (loss)/income per ADS(2):
Basic	(1.18)	(0.44)	(0.48)	0.81	0.13
Diluted	(1.18)	(0.44)	(0.48)	0.76	0.12
ADSs used in computing net (loss)/income per ADS, basic	18,181,818	18,181,818	18,181,818	26,431,860	26,431,860
ADSs used in computing net (loss)/income per ADS, diluted	18,181,818	18,181,818	18,181,818	28,256,555	28,256,555
Non-GAAP net (loss)/income(3)	(13,716)	7,302	23,680	67,785	10,770

(1)	Includes share-based compensation expenses as follow:

	For the year ended December 31,
	2008	2009	2010	2011	2011
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	96	178	2,041	2,624	417
Selling and marketing expenses	—	52	700	796	126
General and administrative expenses	49	1,395	4,174	25,726	4,087
Research and development expenses	—	—	48	1,396	222
Total	145	1,625	6,963	30,542	4,853

(2)

Basic and diluted net (loss)/income per ADS is computed based on net (loss)/income attributable to ordinary shareholders and the corresponding basic and diluted number of ADSs, assuming that, during each period presented, every two ADSs represents three ordinary shares.

(3)

We define non-GAAP net (loss)/income as net (loss)/income attributable to Jiayuan.com International Ltd. excluding share-based compensation expenses. We review non-GAAP net (loss)/income together with net (loss)/income attributable to Jiayuan.com International Ltd. to obtain an additional understanding of our operating performance. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in our business. However, the use of non-GAAP net (loss)/income has material limitations as an analytical tool. One of the limitations of using non-GAAP net (loss)/income is that it does not include all items that impact our net (loss)/income attributable to Jiayuan.com International Ltd. during the periods. In addition, because non-GAAP net (loss)/income is not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP net (loss)/income in isolation from or as an alternative to net (loss)/income attributable to Jiayuan.com International Ltd. prepared in accordance with U.S. GAAP. Our non-GAAP net (loss)/income is calculated as follows for the periods presented:

	Years ended December 31,
	2008	2009	2010	2011	2011
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Net (loss)/income attributable to Jiayuan.com International Ltd.	(13,861)	5,677	16,717	37,243	5,917
Add: Share-based compensation expenses	145	1,625	6,963	30,542	4,853
Non-GAAP net (loss)/income	(13,716)	7,302	23,680	67,785	10,770

	As of December 31,
	2008	2009	2010	2011	2011
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Total current assets	50,655	76,407	149,229	618,106	98,208
Total assets	54,717	80,572	164,258	655,705	104,182
Total liabilities	6,813	25,566	85,572	122,188	19,414
Series A redeemable convertible preferred shares	79,795	87,694	93,559	—	—
Total shareholders’ (deficit)/equity	(32,091)	(32,688)	(14,873)	533,517	84,768

Exchange Rate Information

Our business is primarily conducted in China and a substantial majority of our revenues are denominated in Renminbi. For all dates and periods through December 31, 2008, the exchange rates are based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise indicated, conversions of RMB into U.S. dollars in this annual report are based on the exchange rate, as of December 30, 2011, which was RMB6.2939 to $1.00. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Renminbi per U.S. Dollar Noon Buying Rate
Period	Average (1)	High	Low	Period-End
2007	7.5806	7.2946	7.8127	7.2946
2008	6.6193	6.7800	7.2946	6.8225
2009	6.8313	6.8176	6.8470	6.8259
2010	6.7603	6.6000	6.8330	6.6000
2011	6.4630	6.2939	6.6364	6.2939
Previous Six Months
October 2011	6.3710	6.3534	6.3825	6.3547
November 2011	6.3564	6.3400	6.3839	6.3765
December 2011	6.3482	6.2939	6.3733	6.2939
January 2012	6.3119	6.2940	6.3330	6.3080
February 2012	6.2997	6.2935	6.3120	6.2935
March 2012	6.3125	6.2975	6.3315	6.2975
April 2012 (through April 13)	6.3048	6.2975	6.3123	6.3022

(1)Annual averages are calculated by averaging the exchange rates on the last business day of each month.  Monthly averages are calculated using the average of the daily rates during the relevant period.

On April 13, 2012, the exchange rate set forth in the H. 10 statistical release of the Federal Reserve Board was RMB6.3022 to $1.00.

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.            Risk factors

Risks Relating to Our Business

Our limited operating history and relatively new business model in an emerging and rapidly evolving market make it difficult to evaluate our future prospects.

Our founder, Ms. Haiyan Gong, commenced our online dating business in 2003.  We only began charging our users message fees on our online dating platform in October 2008.  Prior to this, we generated revenues primarily from charging for non-message related value-added services, such as VIP memberships, priority search rankings and from selling advertisement space on our platform.  As such, we have a limited relevant operating history from which to evaluate our business, financial performance and prospects.  Since the change in our business model in 2008, we have derived a substantial portion of our net revenues from service fees generated from online dating services on our platform.  Our online services revenue represented 71.0%, 80.0% and 83.7% of our net revenues in 2009, 2010 and 2011, respectively.  As a result, we have a short operating history under our current revenue model for you to evaluate in assessing our future prospects.  We may not be able to achieve similar results or growth in future periods.  Our business model may become obsolete due to development of other business models or technologies.  You must consider our business and prospects in light of the risks and difficulties we will encounter as a young company in a new and rapidly evolving market.  Our ability to maintain profitability primarily depends on, among other factors, the growth of the online dating industry in China, the continued acceptance of our business model by our users, our ability to generate continuing interest in our platform, our ability to provide services that meet the needs of our users and our ability to control costs and expenses.  Accordingly, you should not rely on our results of operations for any prior period as an indication of our future performance.  We may not be able to effectively assess or address the evolving risks and difficulties present in the market, which could threaten our capacity to continue operations successfully in the future.

If our efforts to attract a large number of users, convert users into paying users and retain paying users are not successful, our operating results would suffer.

Our future growth depends on our ability to attract a large number of users, convert our users into paying users and retain our paying users.  This depends in part on our ability to deliver a high-quality online dating experience to our users and our development and introduction of enhanced services to retain our paying users.  As a result, we must invest significant resources in order to enhance our existing services and continue to introduce new services that people will use.  If we are unable to predict user preferences or industry changes, or if we are unable to modify and enhance our services on a timely basis, we may lose user interest and fail to attract new and paying users.  Our operating results would also be adversely affected if our services are not responsive to the needs of our users and paying users.

Our selling and marketing expenses may increase and if efforts to increase traffic to our platform are not successful or cost-effective, our net revenues and profitability may be materially and adversely affected.

We rely on a variety of different marketing efforts to attract traffic to our platform and convert users into paying users.  Our marketing activities involve considerable expenditures for online and traditional offline advertising and marketing.  Our online advertising is designed to direct traffic to our platform and includes purchased listings on various major Internet search engines in China as well as advertising on third-party websites.  Purchased listings generally are displayed if searches for a particular word are performed on a search engine.  Advertising on third-party websites includes purchasing advertising space and links to our platform.  Depending on the arrangement, we pay a fixed fee when visitors to these websites click through to our platform, a fee based on the volume of clicks to our platform or a fee based on the volume of successful registrations from visitors who click through to our platform.  These arrangements are generally not exclusive.  Our offline advertising includes advertising on conventional media such as television stations and print media.  To enhance our market penetration, especially among working professionals, we also advertise through flat-panel television displays placed in high-traffic areas of commercial office buildings, such as in lobbies and elevators.

Our selling and marketing expenses vary over time, depending upon a number of factors, many of which are beyond our control.  For example, the cost of online advertising has recently increased substantially, and we expect those costs to continue to rise as long as the demand for online advertising remains robust.  If we are not able to reduce our other operating costs, increase our paying user base or increase average revenue per user to offset such anticipated increases, our profitability may be materially and adversely affected.  In addition, our marketing activities may not be successful or cost-effective.  Existing arrangements with third parties can be terminated or allowed to lapse upon their expiration and we may not be able to replace this traffic and the related revenues.  We also may not be able to enter into new arrangements with third parties in response to industry trends, which would adversely affect our business, financial condition and results of operations.

Marketing strategies in China are evolving.  This further requires us to enhance our marketing strategies and experiment with new marketing methods to keep pace with industry developments.  Failure to refine our existing marketing activities or to introduce new effective marketing activities in a cost-effective manner could reduce our market share, cause our net revenues to decline and negatively impact our profitability.

If one or more of our users suffers, or alleges to have suffered physical, financial or emotional harm or our online dating services is misused by users, we may suffer damage to our reputation and our brand, which in turn could adversely affect our net revenues and cause the value of our ADSs to decline.

The nature of online dating is such that we cannot control the actions of our users in their communications or physical actions.  It is possible that one or more of our users could be physically, financially, emotionally or otherwise harmed following interaction with other users.  We warn our users to exercise caution in meetings they arrange following the use of our services or participation in our offline events, but if one or more of our users suffers or alleges to have suffered physical, financial, emotional or other harm following contact initiated on our online dating platform or an online dating platform of one of our competitors, any resulting negative publicity or legal action could harm our reputation and business and may have an adverse effect on China’s online dating industry in general, potentially leading to, among other things, increased government scrutiny and regulation.  From time to time, we are subject to claims, which may include lawsuits, by users relating to incidents that have occurred after users meet each other.

Users may also be able to circumvent the controls we have in place to prevent illegal or dishonest activities and behaviors on our platform, such as seeking payment for sexual activity and related activities.  Users could also post fraudulent profiles or create false profiles on behalf of other non-consenting parties.

Any such incident involving our online dating services could damage our reputation and our brand.  This, in turn, could adversely affect our net revenues and could cause the value of our ADSs to decline.  In addition, the affected users could initiate legal or other actions against us, which could cause us to incur significant expenses and damage our reputation.

Negative press or public opinion about us, our management and users of our online dating platform may result in harm to our brand and reputation, lead to government investigations and sanctions or have a material and adverse effect on our business.

We have been the subject of allegations in media reports and Internet forums.  In particular, some media reports and comments in Internet forums have alleged that our users have been subjected to fraudulent and other illegal and dishonest activities carried out by other users of our platform.  Some of our users have also been alleged to use our online dating platform to seek casual, non-serious relationships and to also seek and provide sexual and related services.  Our online dating platform has also been alleged to contain false profiles and erroneous user activity.  While we have controls in place in an effort to limit such activities, our business and our brand and reputation may be materially and adversely affected through the dissemination of rumors, whether substantiated or not, about our business and operations in media reports, online news sites, blogs, social networking sites or other Internet forums.  Negative press or any public allegation against us, our online dating platform or our users, may materially and adversely harm our brand and our business. Such negative publicity or allegations, especially direct allegations against us, may also require us to engage in a defensive media campaign, which may result in an increase in our marketing expenses, divert our management’s attention and adversely impact our results of operations.  Government authorities may require us to restrict or discontinue the features and services provided by our online dating platform. As a result, our business may suffer and our user base, revenues and profitability may be materially and adversely affected.

If we are unable to maintain and enhance our brands, we may be unable to maintain or expand our user base.

We believe that the reputation and level of market awareness for our “世纪佳缘” (Shiji Jiayuan) and “佳缘” (Jiayuan) brands have contributed significantly to the success of our business.  Maintaining and enhancing our brand recognition and reputation depends primarily on the quality and consistency of our services, as well as the success of our marketing and promotional efforts.  We believe that maintaining and enhancing our brand is critical to our efforts to attract and expand our user base.  We believe that the importance of brand recognition will continue to increase given the growing number of Internet sites and the low barriers to entry for companies to set up online dating services.  To attract and retain users, and to promote and maintain our brands in response to competitive pressures, we intend to increase our financial commitment to creating and maintaining distinct brand loyalty.  If visitors and users to our platform do not perceive our existing services to be of high quality, or if we introduce new services that are not favorably received, the value of our brands could be diluted, thereby decreasing the attractiveness of our platform.  While we have devoted significant resources to brand promotion efforts in recent years, we cannot assure you that our ongoing marketing efforts will be successful in further promoting our brand.  In addition, our brand image may be harmed by negative publicity relating to our company or platform regardless of its veracity. If we are unable to further maintain and enhance our brand recognition and increase market awareness for our company and services, our ability to attract users may be harmed and our business prospects may be materially and adversely affected.

We have not obtained the trademark registration for the “世纪佳缘” (Shiji Jiayuan) trademark for dating and marriage agency services.  If we cannot secure rights to use this trademark for dating and marriage agency services, we may be subject to third-party claims, including claims by an individual who applied to register such trademark in 2005, and may be forced to discontinue using this trademark for dating and marriage agency services, which may adversely affect our ability to maintain our brands, cause us to incur litigation costs and divert resources and management attention.

We have not obtained the trademark registration of the “世纪佳缘” (Shiji Jiayuan) trademark, the Chinese character form of our “Shiji Jiayuan” brand, for dating and marriage agency services under Class 45 (Dating and Marriage Agency Services) of the International Classification of Goods and Services for such services.  We have used this trademark since 2003 and have obtained the trademark registration for this trademark for use on a website under Class 42 (Website).

We applied to the PRC Trademark Office of the State Administration for Industry and Commerce, or the PRC Trademark Office, for the registration of such trademark for dating and marriage agency services under Class 45 (Dating and Marriage Agency Services) in September 2009.  In October 2010, the PRC Trademark Office rejected our trademark registration application on the basis that an individual had applied to register the “世纪佳缘” (Shiji Jiayuan) trademark under Class 45 in June 2005.  After being informed by the PRC Trademark Office of their decision in October 2010, we filed an opposition to this individual’s trademark registration application under Class 45 on the ground of malicious registration.  Our opposition is currently pending.  If we are unable to prevail in our opposition to the trademark registration application with the PRC Trademark Office, there is a risk that litigation may become necessary, which may force us to incur significant costs and divert resources and management attention.  We may lose the right to use our “世纪佳缘” (Shiji Jiayuan) trademark for dating and marriage agency services, which could have a material adverse impact on our brand recognition and reputation, our business, results of operations and financial condition.

We are in the process of registering some of our other key trademarks in China.  If our applications for our key trademarks are unsuccessful or a third party is able to register them, we may lose our ability to use our key trademarks and be unable to prevent others from using similar or identical trademarks.  Furthermore, a lack of registration or license to legally use the trademarks may subject us to trademark infringement claims for our use of key trademarks.  Losing the right to use our key trademarks for any reason or being subject to trademark infringement claims may adversely affect our ability to maintain and protect our brands, cause us to incur litigation costs and divert resources and management attention.

Competition presents an ongoing threat to the performance of our business and may make it difficult for us to attract and retain users.

The online dating sector in China is highly competitive.  The market is characterized by the frequent introduction of new websites and services, short website life cycles, constantly evolving trends, rapid adoption of technological advancements, as well as price sensitive users.  We expect competition in the online dating business in China to continue to increase because there are no substantial barriers to setting up an online dating website.  We compete directly with online dating service providers such as Baihe.com and Zhenai.com.  We also compete with portals and classifieds websites that operate online dating sub-channels, such as 163.com, Ganji.com, and 58.com.  In addition, we face competition from Internet portals and social networking websites such as Sina.com.cn, Sohu.com, QQ.com, Renren.com and Kaixin001.com.  We also face competition and potential competition from overseas operators of online dating services and Internet companies that offer or seek to offer online dating services in China.

In addition, we compete with traditional dating services, as well as newspapers, magazines and other traditional media companies that provide dating services.  We believe that our ability to compete successfully depends upon many factors both within and beyond our control, including the following:

•                  the size and diversity of our user base;

•                  the timing and market acceptance of our services, including the developments of and enhancements to those services relative to those offered by our competitors;

•                  customer service and support efforts;

•                  selling and marketing efforts; and

•                  our brand strength in the marketplace relative to our competitors.

Many of our current and potential competitors, including overseas companies that offer or seek to offer online dating services in China, have longer operating histories, significantly greater financial, technical, marketing and other resources and larger user bases than we do.  These factors may allow our competitors to respond more quickly than we can to new or emerging technologies and changes in user requirements.  These competitors may engage in more extensive technological development efforts, undertake more far-reaching marketing campaigns and adopt more aggressive pricing policies which may allow them to build larger user bases than we have.  Our competitors may develop products or services that are equal or superior to our services or that achieve greater market acceptance than our services.  These activities could attract users away from our platform and reduce our market share.

In addition, current and potential competitors may make, strategic acquisitions or establish cooperative and, in some cases, exclusive relationships with significant companies or competitors to expand their businesses or to offer more comprehensive services.  For example, there have been media reports that an overseas operator of online dating services acquired a minority stake in one of our competitors based in the PRC.  To the extent these competitors or potential competitors establish exclusive relationships with major portals, search engines and Internet service providers, our ability to reach potential users may be restricted.  Any of these competitors could cause us difficulty in attracting and retaining users and could jeopardize our existing relationships with portals, search engines and other web properties.

If we fail to keep pace with rapid technological change, our competitive position will suffer.

We operate in a market characterized by rapidly changing technologies, evolving industry standards, frequent new product and service announcements, enhancements and changing user demands.  Accordingly, our performance will depend on our ability to adapt to rapidly changing technologies and industry standards, and our ability to continually improve the speed, performance, features, ease of use and reliability of our services in response to both evolving demands of the marketplace and competitive services.  There may be occasions when we may not be as responsive as many of our competitors in adapting our services to changing industry standards and the needs of our users.  Our industry has been subject to constant innovation and competition.  Historically, new features may be introduced by one competitor, and if they are perceived as attractive to users, they are often copied later by others.  Over the last few years, such new feature introductions in the industry have included instant messaging, message boards, e-cards, virtual gifts, personality profiles and mobile content delivery.  In addition, the number of people who access the Internet through devices other than desktop and laptop computers, including mobile telephones and other handheld computing devices, has increased dramatically in the past few years, and we expect this growth to continue.

Introducing new technologies into our systems involves numerous technical challenges, substantial amounts of capital and personnel resources and often takes many months to complete.  For example, the lower resolution, functionality and memory currently associated with mobile devices may make the use of our services through such mobile devices more difficult and impair the user experience relative to access via desktop and laptop computers.  We intend to continue to devote effort and funds toward the development of additional technologies and services.  We may not be able to effectively integrate new technologies on a timely basis or at all, which may decrease user satisfaction with our online dating services.  Such technologies, even if integrated, may not function as expected or may be unable to attract and retain a substantial number of mobile device users to our online dating services.  We also may not be able to protect such technology from being used by our competitors.  Our failure to keep pace with rapid technological changes could have a material and adverse effect on our business.

If we were to lose the services of our founder and co-chief executive officer, Ms. Haiyan Gong, our business could be disrupted and our business prospects could be adversely affected.

Our founder and co-chief executive officer, Ms. Haiyan Gong, has played an important role in the growth and development of our business since its inception.  To date, we have relied heavily on her expertise in our business operations, relationships with our employees and business partners and reputation in the online dating industry.  In addition, she continues to be primarily responsible for formulating our overall business strategies and spearheading the growth of our operations.  If Ms. Gong becomes unable or unwilling to continue in her present position, we may not be able to find a suitable replacement and may incur additional expenses in identifying and training a successor.  In addition, if she joins a competitor or forms a competing business, it could severely disrupt our business and negatively affect our financial condition and results of operations.  Although Ms. Gong is subject to a non-competition agreement wherein Ms. Gong is subject to certain non-competition restrictions during and for a period of two years after termination of her employment with us, we cannot assure you that such non-competition restrictions will be effective or enforceable under PRC law.  Moreover, even if the departure of Ms. Gong from our company did not have any actual impact on our operations and the growth of our business, it could create the perception among investors or the marketplace that her departure may severely damage our business and operations and negatively affect investor confidence in us, which may cause the market price of our ADSs to decline.  We do not maintain key-person insurance on Ms. Gong.

If we are unable to attract, retain and motivate key personnel or hire qualified personnel, or if such personnel do not work well together, our growth prospects and profitability will be harmed.

Our performance is largely dependent on the talents and efforts of highly skilled individuals.  We have recently recruited several members of our management, some of whom have limited experience in the online dating industry.  As members of our management have only worked together as a team for a limited time, there are inherent risks in the management of our company with respect to decision-making, business direction, product development and strategic relationships.  In the event that the members of our management team are unable to work well together or agree on operating principles, business direction or business transactions or are unable to provide cohesive leadership, our business could be harmed and one or more of those individuals may discontinue their service to our company forcing us to find a suitable replacement.  The loss of any of our management or key personnel could seriously harm our business.

Competition in our industry for personnel is intense, and we are aware that our competitors have directly targeted our employees and that there are former employees of ours currently working for our competitors.  While we have non-competition agreements with our executive officers and many of our non-executive employees, we cannot assure you that such non-competition restrictions will be effective or enforceable under PRC law.  We also do not maintain key-person life insurance policies on our executive officers.  The incentives to attract, retain and motivate employees provided by our option grants or by future arrangements, such as cash bonuses, may not be as effective as they have been in the past.  If we do not succeed in attracting necessary personnel or retaining and motivating existing personnel, we may be unable to grow effectively. In addition, if any of our management or employees joins a competitor or forms a competiting company, we may lose know-how, clients and key professionals and staff members.

Our inability to effectively manage our growth could materially and adversely affect our profitability.

We have recently experienced a period of rapid growth and expansion.  The growth and expansion of our business and services place a continuous significant strain on our management, operational and financial resources.  We are required to manage multiple relationships with various strategic associates, technology licensors, users and other third parties.  In the event of further growth of our operations or in the number of our third-party relationships, our computer systems or procedures may not be adequate to support our operations, and our management may not be able to manage such growth effectively.  To effectively manage our growth, we must continue to implement and improve our operational, financial and management information systems and to expand, train and manage our employee base.  If we fail to do so, our management, operational and financial resources could be overstrained and adversely impacted.

Our business depends on our server and network hardware and software and our ability to obtain network capacity; if our current systems safeguards are unable to prevent an interruption in the availability of our services, our reputation and brand may be adversely affected and our net revenue may be reduced.

The performance of our server and networking hardware and software infrastructure is critical to our business and reputation, to our ability to attract visitors and users to our platform, to convert users into paying users and to retain paying users.  An unexpected or substantial increase in the use of our platform could strain the capacity of our systems, which could lead to a slower response time or system failures.  We have in the past experienced delays due to hacking activities, including an incident in 2009 which caused our online dating platform to be temporarily unavailable for less than a day but resulted in no material loss to us.  Any future slowdowns or system failures could adversely affect the speed and responsiveness of our platform and would diminish the experience for our visitors and users.  We face risks related to our ability to scale up to our expected user levels while maintaining superior performance.  If the usage of our platform substantially increases, we may need to purchase additional servers and networking equipments and services to maintain adequate data transmission speeds, the availability of which may be limited or the cost of which may be significant.  Any system failure that causes an interruption in service or a decrease in the responsiveness of our platform could reduce traffic on our platform and, if sustained or repeated, could impair our reputation and the attractiveness of our brands as well as reduce net revenue and negatively impact our operating results.

Furthermore, we rely on many different hardware systems and software applications, some of which have been developed internally.  If these hardware systems or software applications fail, it would adversely affect our ability to provide our services.  If we are unable to protect our data from loss or electronic or magnetic corruption, or if we receive a significant unexpected increase in usage and are not able to rapidly expand our transaction-processing systems and network infrastructure without any systems interruptions, it could seriously harm our business and reputation.  We have experienced occasional systems interruptions in the past, and we cannot assure you that we will not incur similar or more serious interruptions in the future.  From time to time, our company and our platform have been subject to delays and interruptions due to software viruses, or variants thereof, such as internet worms.  To date, we have not experienced delays or systems interruptions that have had a material impact on our business.

In addition, while we have backup systems in place, we do not have disaster recovery systems and in the event of a catastrophic failure involving our platform, we may be unable to serve our web traffic for a significant period of time.  Our business is therefore susceptible to earthquakes and other catastrophic events, including acts of terrorism.  Our servers operate from two sites in close proximity to one another in Beijing and the absence of a redundant network in a different location could exacerbate this disruption.  Any system failure, including network, software or hardware failure, that causes an interruption in the delivery of our platform and services or a decrease in responsiveness of our platform would result in reduced visitor traffic, reduced net revenue and would adversely affect our reputation and brands.

We rely on third-party advertising service providers and their failure or unwillingness to effectively provide services to us could harm us by increasing our costs and reducing our operating margins.

We rely on third-party advertising service providers, such as Baidu, that help market our services.  Any failure of such third parties to provide their services could significantly harm our business.  The steps we take to improve the marketing of our services will increase our cost and reduce our operating margin and may not be successful.  Furthermore, any financial or other difficulties such providers face, the nature and extent of which we cannot predict, may adversely affect our business.  Except for certain rights in our contracts with such third-party service providers, we exercise little or no control over them, which increases our vulnerability to problems with the services that they provide.

We are required to estimate a portion of our reported revenues and cost of revenues at period-end, which may require adjustments once we receive billing statements from WVAS partners, which may require subsequent adjustments to our financial statements.

We do not directly bill our users that elect to pay for our online services through their telecommunication operators.  Instead, we depend on wireless value-added services, or WVAS, partners to record the sales volume, bill our users, collect payments from the Internet and telecommunication operators and remit to us our portion of the revenues.  In the years ended December 31, 2009, 2010 and 2011, revenue remitted from WVAS partners accounted for approximately 32.2%, 19.7% and 20.6%, respectively, of our online revenues.

Due to our past experience with the timing of receipt of the monthly statements provided by our WVAS partners, we rely on our own internal estimates for the portion of our reported revenues and cost of revenues and are required to make adjustments when we actually receive the monthly billing statements from our WVAS partners if such statements are materially different from our estimates.  Historically, there have been no significant differences between our estimates and WVAS partners’ billing statements.  To the extent that our WVAS partners require longer periods of time to send us monthly billing statements, we may not be able to make any adjustment prior to releasing our period-end results and we cannot assure you that any adjustment which we subsequently make would not be material.

Furthermore, our WVAS partners collect user fees from telecommunication operators, such as China Mobile, China Unicom and China Telecom.  Our WVAS partners’ relationship with these telecommunication operators could in turn impact our business.  Any loss or deterioration of our WVAS partners’ relationships with telecommunication operators may affect our ability to collect fees from our users, which would have an adverse effect on our cash flows and any write-off of receivables would affect our results of operations.

If we fail to develop or maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.  As a result, current and potential shareholders could lose confidence in our financial reporting, which would harm the value of our ADSs.

Prior to our initial public offering in May 2011, we had been a private company with a short operating history and limited accounting personnel with U.S. GAAP experience and other resources with which to address our internal control and procedures over financial reporting.  In the preparation of our consolidated financial statements for the year ended December 31, 2011, we identified one material weakness in our internal control over financial reporting, as defined in AU 325, Communications about Control Deficiencies in an Audit of Financial Statements, of the PCAOB Standard and Related Rules.  A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis.  The material weakness identified related to the lack of sufficient accounting personnel with knowledge to perform period-end reporting procedures under U.S. GAAP, to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP.

We have undertaken certain remedial measures to improve our internal control over financial reporting and disclosure controls.  For details on these initiatives, please see “Item 15. Controls and Procedures — Changes in Internal Control over Financial Reporting.” However, the implementation of these measures may not fully address the material weakness in our internal control over financial reporting.  In addition, the process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that satisfies our reporting obligations.  Our failure to remediate the material weakness or our failure to discover and address any other material weaknesses or deficiencies may result in inaccuracies in our financial statements or delay in the preparation of our financial statements.  As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected.  Ineffective internal control over financial reporting could also expose us to increased risk of fraud or misappropriations of corporate assets and subject us to potential delisting from the stock exchange on which our ADSs are listed, regulatory investigations or civil or criminal sanctions.

Since the completion of our initial public offering in May 2011, we have been a public company in the United States and subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act.  The SEC, as required under Section 404 of the Sarbanes-Oxley Act, or Section 404, has adopted rules requiring public companies to include a management report on the effectiveness of their internal control over financial reporting in their annual reports.  In addition, an independent registered public accounting firm must report on the effectiveness of the companies’ internal control over financial reporting.  These requirements will first apply to us beginning with our annual report on Form 20-F for the fiscal year ending December 31, 2012.  Management may conclude that our internal control over financial reporting is not effective due to our failure to remediate the identified material weakness and deficiencies or otherwise.  Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may not conclude that our internal control over financial reporting is effective or may issue a report that is qualified if it is not satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.  During the course of the evaluation, documentation and testing of our internal control over financial reporting, we may identify other deficiencies and material weaknesses that we may not be able to remediate in time to meet the deadline imposed by the SEC for compliance with the requirements of Section 404.  In addition, if we fail to achieve and maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act, our independent registered public accounting firm may determine that our internal control over financial reporting is not effective or it may decline to attest to the effectiveness of our internal control over financial reporting.

Future strategic alliances or acquisitions may have a material and adverse effect on our business, reputation and results of operations.

We have in the past and may in the future enter into strategic alliances with various third parties.  Strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the counter-party and an increase in expenses incurred in establishing new strategic alliances, any of which may materially and adversely affect our business.  We may have little ability to control or monitor their actions and to the extent strategic third parties suffer negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with such third parties.

In addition, although we have no current acquisition plans, if we become aware of appropriate opportunities, we may acquire additional assets, technologies or businesses that are complementary to our existing business.  Future acquisitions and the subsequent integration of new assets and businesses into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations.  Acquired assets or businesses may not generate the financial results we expect.  In addition, acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the incurrence of debt, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business.  Moreover, the costs of identifying and consummating acquisitions may be significant.  In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from the government authorities in the PRC for the acquisitions and comply with applicable PRC laws and regulations, which could result in increased costs and delays.

If we are unable to protect our Internet domain names or proprietary rights upon which our business relies or to avoid claims that we infringe upon the proprietary rights of others, our profitability may be materially and adversely affected.

We regard substantial elements of our platform and the underlying technology as proprietary, and attempt to protect them by relying on copyright, service mark, trademark and trade secret laws as well as restrictions on disclosure, transferring title and other methods.  Contracts with our employees and consultants generally contain confidentiality provisions, and we generally seek to control access to and the distribution of our technology, documentation and other proprietary information.  We also enter into agreements with key employees and officers, pursuant to which our key employees and officers assign to us the intellectual property rights in works generated by them as a result of their employment duties or from our resources while they are employed by us.  Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our proprietary information without authorization, or to develop similar or superior technology independently.  Copyright, service mark, trademark and trade secret protection may not be effective and policing unauthorized use of our proprietary information is difficult.  Any such misappropriation or development of similar or superior technology by third parties could adversely impact our profitability and our future financial results.

We believe that our platform, services and other proprietary technologies do not infringe upon the rights of third parties.  However, there can be no assurance that our business activities do not and will not infringe upon the proprietary rights of others, or that other parties will not assert infringement claims against us.  From time to time and in the ordinary course of business, we have been, and expect to continue to be, subject to claims of alleged infringement of the copyrights, service marks and other intellectual property rights of third parties.  Although such claims have not resulted in any significant litigation or had a material adverse effect on our business to date, any such claims and resultant litigation might subject us to temporary injunctive restrictions on the use of our services or brand names and could result in significant liability for damages for intellectual property infringement, require us to enter into royalty agreements, or restrict us from using infringing software, services, trademarks or technologies in the future.  Even if not meritorious, such litigation could be time-consuming and expensive and could result in the diversion of management’s time and attention away from our day-to-day business.

We currently hold various domain names relating to our brand and in the future may acquire new web domain names.  The regulation of domain names in China and in foreign countries is subject to change.  Governing bodies may establish additional top level domains, appoint additional domain name registrars or modify the requirements for holding domain names.  As a result, we may be unable to acquire or maintain relevant domain names.  Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights are unclear.  We may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our existing trademarks and other proprietary rights or those we may seek to acquire.  Any such inability to protect ourselves could cause us to lose a significant portion of our users to our competitors.

We may face potential liability, loss of users and damage to our reputation for any failure or alleged failure to protect the confidential information of our users.

Our user database holds confidential information concerning our users.  We may be unable to prevent third parties, such as hackers or criminal organizations, from stealing information provided by our users to us through our platform.  Confidential information of our users may also be misappropriated or inadvertently disclosed through employee misconduct or mistake.  We may also in the future be required to disclose to government authorities certain confidential information concerning our users.

In addition, many of our users pay for our services through third-party online payment services.  In such transactions, maintaining complete security during the transmission of confidential information, such as personal information, is essential to maintaining consumer confidence.  We have limited influence over the security measures of third-party online payment service providers.  In addition, our third-party merchants may violate their confidentiality obligations and disclose information about our users.  Any compromise of our security or third-party service providers’ security could have a material adverse effect on our reputation, business, prospects, financial condition and results of operations.

If we are accused of failing to protect the confidential information of our users, we may be forced to expend significant financial and managerial resources in defending against these accusations and we may face potential liability.  Any negative publicity may adversely affect our public image and reputation.  In addition, any perception by the public that online commerce is becoming increasingly unsafe or that the privacy of user information is vulnerable to attack could inhibit the growth of online services generally, which in turn may reduce the number of our users.

Our quarterly results may fluctuate because of a number of factors, including seasonality, and, as a result, investors should not rely on quarterly operating results as indicative of future results.

Fluctuations in operating results or the failure of operating results to meet the expectations of public market analysts and investors may negatively impact the value of our ADSs.  Quarterly operating results may fluctuate in the future due to a variety of factors that could affect net revenues or expenses in any particular quarter.  Fluctuations in quarterly operating results could cause the value of our ADSs to decline.  Investors should not rely on quarter-to-quarter comparisons of results of operations as an indication of future performance.  Factors that may affect our quarterly results include:

•                  the demand for, and acceptance of, our online dating services and enhancements to these services;

•                  the introduction, development, timing, competitive pricing and market acceptance of our platform and services and those of our competitors;

•                  the magnitude and timing of marketing initiatives and capital expenditures relating to expansion of our operations;

•                  the cost and timing of online and offline advertising and other marketing efforts;

•                  the maintenance and development of relationships with portals, search engines, Internet service providers and other web properties and other entities capable of attracting potential and paying users to our platform;

•                  technical difficulties, system failures, system security breaches, or downtime of the Internet, in general, or of our services, in particular;

•                  costs related to any acquisitions or dispositions of technologies or businesses; and

•                  general economic conditions, as well as those specific to the Internet, online dating and related industries.

In addition, we experience seasonality in our businesses.  We generally experience lower user traffic and acquire fewer new users for our online dating services and hold fewer offline events during major national holidays in China, such as the Chinese New Year holidays, which fall in January or February, and the National Day holidays, which fall in the beginning of October.

As a result of the foregoing factors and because the online dating business is still immature, making it difficult to predict consumer demand, it is possible that in future periods results of operations may be below the expectations of public market analysts and investors.  This could cause the market price of our ADSs to decline.

We have a history of net losses prior to 2009 and may experience earnings declines or losses in the future.

We incurred net losses in all periods prior to 2009.  We cannot assure you that we can sustain profitability or avoid net losses in the future.  Although we experienced significant revenue growth in recent periods, such growth rates may not be sustainable and may decrease in the future.  In addition, our ability to be profitable depends on our ability to control our costs and operating expenses, which we expect will increase as we expand our business.  We incurred in the past and expect to continue to incur in future periods certain share-based compensation expenses, which will reduce our net income and may result in future losses.  If we fail to increase net revenues at the rate we anticipate or if our costs and operating expenses increase without a commensurate increase in our net revenues, our business, financial condition and results of operations will be negatively affected.

We may need additional capital to finance our growth or to compete, which may cause dilution to existing shareholders or limit our flexibility in conducting our business activities.

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including for working capital and capital expenditures, for at least the next 12 months.  We may need to raise additional capital in the future to fund expansion, whether in new vertical affinity or geographic markets, to develop newer or enhanced services, respond to competitive pressures or acquire complementary businesses, technologies or services.  Such additional financing may not be available on terms acceptable to us or at all.  To the extent that we raise additional capital by issuing equity securities, our shareholders may experience substantial dilution, and to the extent we engage in debt financing, if available, we may become subject to restrictive covenants that could limit our flexibility in conducting future business activities.  If additional financing is not available or not available on acceptable terms, we may not be able to fund our expansion, promote our brands, take advantage of acquisition opportunities, develop or enhance services or respond to competitive pressures.

We do not have insurance coverage and thus may incur substantial costs in the event of any business interruption, litigation or natural disaster.

As the insurance industry in China is still in an early stage of development, insurance companies in China currently offer limited business insurance products.  We do not have any business liability, loss of data or disruption insurance coverage for our operations in China.  Any business disruption, litigation or natural disaster might result in our incurring substantial costs and the diversion of our resources.

Potential intellectual property rights infringement claims against us may materially affect our business and results of operations.

We could face claims by others that we are improperly using intellectual property owned by them or otherwise infringing upon their rights in intellectual property, including using unlicensed software.  Although we take measures to ensure that we obtain licenses with respect to the intellectual property we use, we cannot assure you that we will not be subject to infringement claims, including due to our failure to obtain necessary licenses.  Irrespective of the validity or the successful assertion of such claims, we could incur costs in either defending or settling any intellectual property disputes alleging infringement and the defense of these claims would be both costly and time-consuming, and could significantly divert the efforts and resources of our management and technical personnel.  Furthermore, an adverse determination in any such litigation or proceedings to which we may become a party could cause us to pay monetary damages, seek licenses from third parties on unfavorable terms, pay ongoing royalties or be restricted by injunctions.  Any of these factors could prevent or restrict us from pursuing some or all of our business and materially adversely affect our business and results of operations.

Our efforts to capitalize upon opportunities to expand into new services may fail and could result in a loss of capital and other valuable resources.

One of our growth strategies is to expand into new services to increase our revenue base.  We intend to target identifiable groups of people who share common interests and the desire to meet other individuals with similar interests, backgrounds or traits.  We have also developed map-based search services and wireless applications which utilize location-based services to make it easier and more convenient for our users to find potential matches on Jiayuan.com.  Our planned expansion into new services will occupy our management’s time and attention and will require us to invest significant capital resources.  The results of our expansion efforts into new services are unpredictable and there is no guarantee that our efforts will have a positive effect on our revenue base.  We face many risks associated with our planned expansion into new services, including but not limited to the following possibilities:

•                  competition from pre-existing competitors with significantly stronger brand recognition in the markets we enter;

•                  our erroneous evaluations of the potential of such markets;

•                  diversion of capital and other valuable resources away from our core business;

•                  foregoing opportunities that are potentially more profitable; and

•                  weakening our current brands by over expansion into too many new markets.

We have a limited history of operating these new businesses, which makes predicting our future results of operations more difficult than it otherwise would be.  Therefore, our past results of operations should not be taken as indicative of our future performance.  Our ability to achieve satisfactory financial results in these new businesses is unproven.

Risks Related to Our Industry

Our network is vulnerable to security breaches and inappropriate use by users, which could disrupt or deter future use of our services.

Concerns over the security of transactions conducted on the Internet and the privacy of users may inhibit the growth of the Internet and other online services generally, and online dating services like ours, in particular.  To date, we have not experienced any material breach of our security systems.  However, our failure to effectively prevent security breaches could significantly harm our business, reputation and results of operations and could expose us to lawsuits and sanctions by governmental authorities in the jurisdictions in which we operate, and by our users.  Anyone who is able to circumvent our security measures could misappropriate proprietary information, including the personal data of our users, and cause interruptions in our operations or damage our brand and reputation.  Such breach of our security measures could involve the disclosure of personal information and could expose us to a material risk of litigation, liability or governmental enforcement proceeding.  We cannot assure you that our financial systems and other technology resources are completely secure from security breaches or sabotage, and we have occasionally experienced security breaches and attempts at hacking.  We may be required to incur significant additional costs to protect against security breaches or to alleviate problems caused by such breaches.  Any well-publicized compromise of our security or the security of any other platform could deter people from using our services or the Internet to conduct transactions that involve transmitting confidential information or uploading personal information, which could have a detrimental impact on our potential user base.

Computer viruses may cause delays or other service interruptions and could damage our reputation, affect our ability to provide our services and adversely affect our revenues.  The inadvertent transmission of computer viruses could also expose us to a material risk of loss or litigation and possible liability.  Moreover, if a computer virus affecting our system were highly publicized, our reputation could be significantly damaged, resulting in the loss of current and future users and paying members.

Interruptions, delays or capacity problems on our computer and telecommunications infrastructure may have a material and adverse effect on our revenue.

Our services are dependent upon the use of the Internet and telephone and broadband communications to provide high-capacity data transmission without system downtime.  There have been instances where regional and national telecommunications outages in China have caused us, and other Internet businesses, to experience systems interruptions.  Any additional interruptions, delays or capacity problems experienced with telephone or broadband connections could adversely affect our ability to provide services to our customers.  The temporary or permanent loss of all, or a portion, of the telecommunications system could cause disruption to our business activities and result in a loss of revenue.  Additionally, the telecommunications industry in China is subject to strict regulatory control.  Amendments to current regulations, which could affect our telecommunications providers, could disrupt or adversely affect the profitability of our business.

In addition, if any of our current agreements with telecommunications providers were terminated, we may not be able to replace any terminated agreements with equally beneficial agreements.  There can be no assurance that we will be able to renew any of our current agreements when they expire or, if we are able to do so, that such renewals will be available on acceptable terms.  We also do not know whether we will be able to enter into additional agreements or that any relationships, if entered into, will be on terms favorable to us.

Our business depends, in part, on the stability of the Internet, and our ability to provide services to our users may be limited by outages, interruptions and diminished capacity in the Internet.

Our performance will depend, in part, on the continued stability of the Internet.  This includes maintenance of a reliable network backbone in China with the necessary speed, data capacity and security for providing reliable Internet services.  Internet infrastructure may be unable to support the demands placed on it if the number of Internet users continues to increase, or if existing or future Internet users access the Internet more often or increase their bandwidth requirements.  In addition, viruses, worms and similar programs may harm the performance of the Internet.  We have no control over the third-party telecommunications, cable or other providers of access services to the Internet that our users rely upon.  There have been instances where regional and national telecommunications outages have caused us to experience service interruptions during which our users could not access our services. Any additional interruptions, delays or capacity problems experienced with any points of access between the Internet and our users could adversely affect our ability to provide services reliably to our users.  The temporary or permanent loss of all, or a portion, of our services on the Internet, the Internet infrastructure generally, or our users’ ability to access the Internet could disrupt our business activities, harm our business reputation and result in a loss of revenue.  Additionally, the Internet, electronic communications and telecommunications industries are subject to national, provincial, municipal and foreign governmental regulation.  New laws and regulations governing such matters could be enacted or amendments may be made to existing regulations at any time that could adversely impact our services.  Any such new laws, regulations or amendments to existing regulations could disrupt or adversely affect the profitability of our business.

We may be liable as a result of information retrieved from or transmitted over the Internet.

We may be sued for defamation, negligence, copyright or trademark infringement, invasion of privacy or personal injury, or under other legal theories, relating to information that is published or made available through our platform and the other sites linked to it.  These types of claims have been brought, sometimes successfully, against online services in the past.  We also offer various messaging services, which may subject us to potential risks, such as liabilities or claims resulting from unsolicited messages, or spamming, lost or misdirected messages, security breaches, illegal or fraudulent use of personal information or interruptions or delays in the delivery of messages.  We do not have insurance coverage of these types of claims.  In addition, we could incur significant costs in investigating and defending such claims, even if we ultimately are not held liable.  If any of these events occurs, our revenues could be materially and adversely affected or we could incur significant additional expense, and the market price of our ADSs may decline.

Our business, financial condition and results of operations may be adversely affected by the downturn in the global or Chinese economy.

The global financial markets have experienced significant disruptions since 2008.  China’s economy has also faced challenges.  To the extent that there have been improvements in some areas, it is uncertain whether such recovery is sustainable. Since we derive substantially all of our net revenues from users in China, our business and prospects may be affected by economic conditions in China.  A slowdown in China’s economy may lead to a reduced amount of personal spending on online dating services, which could materially adversely affect our financial condition and results of operations.

Moreover, a slowdown in the global or Chinese economy or the recurrence of any financial disruptions may have a material and adverse impact on financings available to us.  The weakness in the economy could erode investors’ confidence, which constitutes the basis of the equity markets.  The recent turmoil in the financial markets may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all.  Although we are uncertain about the extent to which the recent global financial and economic crisis and slowdown of the Chinese economy may impact our business in the short term and long term, there is a risk that our business, results of operations and prospects will be materially adversely affected by the ongoing global economic downturn or the slowdown of the Chinese economy.

Risks Relating to Regulation of Our Business and to Our Structure

If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with restrictions on foreign investment in the online dating services industry and prohibitions on privately funded non-enterprise institutions from engaging in profit-making business operations, we could be subject to severe penalties, including discontinuation of our operations.

Under the Regulations for the Administration of Foreign-invested Telecommunications Enterprises, or the FITE Regulations, foreign ownership of companies that provide value-added telecommunication services, including online dating services, is limited to 50%.  In addition, foreign enterprises and wholly foreign-owned enterprises are currently not able to apply for the licenses required to operate online dating services in China.  Since we are a Cayman Islands exempted company and therefore are a foreign enterprise under PRC law, neither we nor our PRC subsidiaries are eligible to hold a license to operate online dating services in China.  In order to comply with the foreign ownership restrictions, we operate our online businesses in China through Shanghai Huaqianshu, Beijing Huaqianshu and Xique, each of which is wholly-owned by individual shareholders all of whom are PRC citizens.  Our PRC operating companies hold the licenses and approvals that are required to operate our online businesses and Shanghai Miyuan has entered into a series of contractual arrangements with our PRC operating companies and/or their respective shareholders.  As a result of these contractual arrangements, we are considered the primary beneficiary of our PRC operating companies and their subsidiaries and consolidate the results of operations of our PRC operating companies and their subsidiaries in our financial statements.  For a description of these contractual arrangements, see “Item 4.  Information on the Company — C. Organization Structure.”

In July 2006, the Ministry of Information Industry, or MII, issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunication Services, or the MII Circular 2006.  According to the MII Circular 2006, a domestic company that holds a telecommunications value-added services operation license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China, and any domain name or registered trademark used in value-added telecommunication business operations should be directly owned by the telecommunication business operator or its shareholders.  The MII Circular 2006 also provides that the operation site and facilities of a value-added telecom carrier shall be installed within the scope as prescribed by operating licenses obtained by the carrier and shall correspond to the value-added telecom services that the carrier has been approved to provide.  Value-added telecom carriers are also required to establish or improve the measures to ensure network security.  As to the companies which have obtained the operating licenses for value-added telecom services, they are required to conduct a self-examination and self-correction according to the above requirements and report the results of such self-examination and self-correction to the provincial branches of the MII.  As some of the trademarks that we use in our operations are not owned by our PRC operating companies or their shareholders, we may be in violation of the provisions of the MII Circular 2006.  As a result, we may be subject to various penalties, including fines and the discontinuation of or restrictions on our operations.

In addition, in October 1998, the PRC State Council promulgated the Provisional Regulations for the Registration Administration of Privately Funded Non-enterprise Institutions, or the Privately Funded Non-enterprise Institutions Regulation. According to the Privately Funded Non-enterprise Institutions Regulation, privately funded non-enterprise institutions may not engage in profit-making business operations, and lawful income accrued from their activities can only be used for business operations prescribed by their articles of association.  We have established a privately funded non-enterprise entity under the supervision of the Shanghai Yangpu District Bureau of Civil Affairs, Jiayuan Shanghai Center, whose business scope includes marriage agency services, through which we operate some of our VIP services.  Jiayuan Shanghai Center has entered into a series of contractual arrangements with Shanghai Miyuan pursuant to which Jiayuan Shanghai Center agreed to pay service fees equal to a certain percentage of Jiayuan Shanghai Center’s annual revenues to Shanghai Miyuan in exchange for technology services from Shanghai Miyuan.  See “Our History and Corporate Structure.”

In August 2011, the Ministry of Commerce, or the MOFCOM, promulgated the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Rules, to implement the Notice of the General Office of the State Council on Establishing the Security

Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011, or Circular No. 6. The MOFCOM Security Review Rules came into effect on September 1, 2011 and replaced the Interim Provisions of the Ministry of Commerce on Matters Relating to the Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by MOFCOM in March 2011. According to these circulars and rules, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises having “national security” concerns. In addition, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to the security review, the MOFCOM will look into the substance and actual impact of the transaction. The MOFCOM Security Review Rules further prohibit foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that our online dating business falls into the scope subject to the security review, and there is no requirement for foreign investors in those mergers and acquisitions transactions already completed prior to the promulgation of Circular No. 6 to submit such transactions to MOFCOM for security review. As we have already obtained the “de facto control” over our variable interest entities prior to the effectiveness of these circulars and rules and our current businesses do not raise “national defense and security” or “national security” concerns, we do not believe we are required to submit our existing contractual arrangement to the MOFCOM for security review. However, as these circulars and rules are relatively new and there is a lack of clear statutory interpretation on the implementation of the same, there is no assurance that the MOFCOM will have the same view as we do when applying these national security review-related circulars and rules.

In the opinion of Zhong Lun Law Firm, our PRC legal counsel, (i) the corporate structures of our company, our PRC subsidiaries, our PRC operating companies and Jiayuan Shanghai Center are in compliance with existing PRC laws and regulations, and (ii) the contractual arrangements between Shanghai Miyuan, on the one hand, and our PRC operating companies and/or their shareholders and/or Jiayuan Shanghai Center, on the other hand, are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect.  However, our PRC legal counsel has further advised us that substantial uncertainties still exist as to how the FITE Regulations, MII Circular 2006 and Privately Funded Non-enterprise Institutions Regulation will be interpreted and implemented by the PRC authorities and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the FITE Regulations, MII Circular 2006 and Privately Funded Non-enterprise Institutions Regulation. In or around September 2011, various media sources reported that the China Securities Regulatory Commission, or the CSRC, had prepared a report proposing pre-approval by a competent central government authority of offshore listings by China-based companies with variable interest entity structures, such as ours, that operate in industry sectors subject to foreign investment restrictions. However, it is unclear whether the CSRC officially issued or submitted such a report to a higher level government authority or what any such report provides, or whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or what they would provide.  If the Ministry of Industry and Information Technology, or MIIT, the successor of MII, the Ministry of Civil Affairs, the CSRC, or another PRC regulatory agency subsequently takes a view contrary to ours or if we, our PRC subsidiaries, or any of our PRC operating companies and Jiayuan Shanghai Center are found to have violated any existing or future PRC laws or regulations, or our corporate structure is found to be in violation with any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

•                  revoking our PRC operating companies’ or Jiayuan Shanghai Center’s business and operating licenses;

•                  discontinuing or restricting our PRC operating companies’ or Jiayuan Shanghai Center’s operations;

•                  imposing conditions or requirements with which we or our PRC companies or Jiayuan Shanghai Center may not be able to comply;

•                  requiring us, our PRC companies or Jiayuan Shanghai Center to restructure the relevant corporate structure or operations; or

•                  taking other regulatory or enforcement actions, including levying fines and confiscating income, which could be harmful to our business.

Any of these actions could have a material adverse effect on our business, financial condition and results of operations to suffer and the market price of our ADSs to decline.

The contractual arrangements related to critical aspects of our operations with our PRC operating companies and their shareholders and Jiayuan Shanghai Center may not be as effective in providing operational control as direct ownership.

We rely on contractual arrangements with our PRC operating companies and their shareholders and Jiayuan Shanghai Center to operate our business.  These contractual arrangements may not be as effective as direct ownership in providing us with control over PRC operating companies and Jiayuan Shanghai Center and their subsidiaries.  Direct ownership would allow us, for example, to directly or indirectly exercise our rights as a shareholder to effect changes in the boards of directors of our PRC operating companies, which, in turn, could effect changes, subject to any applicable fiduciary obligations, at the management level.  However, under the current contractual arrangements, as a legal matter, if any of our PRC operating companies, any of their shareholders, or Jiayuan Shanghai Center fails to perform its, his or her respective obligations under these contractual arrangements, we may have to incur substantial costs and expend significant resources to enforce those arrangements and rely on legal remedies under PRC law.  These remedies may include seeking specific performance or injunctive relief and claiming damages, any of which may not be effective.

Under the equity pledge agreements described in “Item 4.  Information on the Company — C. Organization Structure — Contractual Arrangements with Shanghai Huaqianshu, Beijing Huaqianshu, Xique and their Respective Shareholders and Jiayuan Shanghai Center,” the shareholders of Shanghai Huaqianshu, Beijing Huaqianshu and Xique have pledged their respective equity interests in Shanghai Huaqianshu, Beijing Huaqianshu and Xique to Shanghai Miyuan.  According to the PRC Property Rights Law, which became effective on October 1, 2007, a pledge is created only when such pledge is registered with the relevant office of the administration for industry and commerce.  We have completed the registration of the equity pledge by the shareholders of Shanghai Huaqianshu with the relevant office of the administration of industry and commerce.  We are still in the process of completing the registration of the equity pledges by the shareholders of Beijing Huaqianshu and Xique with the relevant office of the Administration of Industry and Commerce.

However, all of these contractual arrangements, including the equity pledge agreements, are governed by PRC law and provide for the resolution of disputes through either arbitration or litigation in the PRC.  Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures.  The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States.  As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements.  In the event we are unable to enforce these contractual arrangements, we may be unable to exert effective control over our PRC operating companies and Jiayuan Shanghai Center, and our ability to conduct our business may be materially adversely affected.

Shareholders of our PRC operating companies may potentially have a conflict of interest with us, and they may breach their contracts with us or cause such contracts to be amended in a manner contrary to the interest of our company.

We conduct substantially all of our operations, and generate substantially all of our revenues, through our PRC operating companies and Jiayuan Shanghai Center.  Our control over our PRC operating companies is based upon contractual arrangements with our PRC operating companies and their shareholders, which provide us with the substantial ability to control our PRC operating companies.  These shareholders may potentially have a conflict of interest with us, and they may breach their contracts with us or cause such contracts to be amended in a manner contrary to the interest of our company, if they believe such action furthers their own interest, or if they otherwise act in bad faith.  If the shareholders of our PRC operating companies breach their contracts with us or otherwise have disputes with us, we may have to initiate legal proceedings, which involve significant uncertainty.  Such disputes and proceedings may significantly disrupt our business operations, adversely affect our ability to control our PRC operating companies and otherwise result in negative publicity, and we cannot assure you that the outcome of such disputes and proceedings will be in our favor.

Our arrangements with our PRC operating companies and Jiayuan Shanghai Center may be reviewed by the PRC tax authorities for transfer pricing adjustments and subject us to material adverse tax consequences as well as penalties for under-paid taxes.

We could face material adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between Shanghai Miyuan and our PRC operating companies and Jiayuan Shanghai Center were not entered into based on arm’s length negotiations.  Although we based our contractual arrangements on those of similar businesses, if the PRC tax authorities determine that these contracts were not entered into on an arm’s length basis, they may adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment.  A transfer pricing adjustment could adversely affect us by increasing our PRC operating companies’ and Jiayuan Shanghai Center’s tax liabilities without reducing Shanghai Miyuan’ tax liabilities, which could further result in late payment fees and other penalties to our PRC operating companies for under-paid taxes.  As a result, any transfer pricing adjustment could materially adversely affect our financial condition and results of operations.

Our holding company structure may restrict our ability to receive dividends from, or transfer funds to, our PRC subsidiaries, which could restrict our ability to act in response to changing market conditions and reallocate funds among our Chinese entities in a timely manner.

We are a Cayman Islands holding company and conduct substantially all of our operations through our PRC operating companies and Jiayuan Shanghai Center.  We may rely on dividends and other distributions on equity by our PRC subsidiaries for our cash requirements, including the funds to pay dividends on the ordinary shares underlying our ADSs and to service any debt we may incur or financing we may need for our operations.  If any of our PRC subsidiaries incurs its own debt in the future, the instruments governing the debt may restrict such PRC subsidiary’s ability to pay dividends or make other distributions to Jiayuan Hong Kong and to us.  Furthermore, under PRC laws and regulations, each PRC subsidiary is only permitted to pay dividends out of its retained earnings, if any, determined in accordance with PRC accounting standards and regulations.  Under PRC law, each PRC subsidiary is also required to set aside at least 10% of its after-tax profit (calculated based on PRC accounting standards) each year to its general reserves until the cumulative amount of such reserves reaches 50% of its registered capital.  These reserves are not distributable as cash dividends, loans or advances.  Each PRC subsidiary may also allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds, which may not be distributed to us.  Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.  Most of our assets are held by, and substantially all of our earnings and cash flows are attributable to, our PRC subsidiaries.  If earnings from our PRC subsidiaries were to decline, our earnings and cash flow would be materially adversely affected.  Our cash flows are principally derived from dividends paid to us by our PRC subsidiaries.  As a result, our ability to distribute dividends largely depends on earnings from our PRC subsidiaries and their ability to pay dividends out of those earnings. We cannot assure you that our PRC subsidiaries will generate sufficient earnings and cash flows in the near future to make up the historical accumulated losses and pay dividends or otherwise distribute sufficient funds to enable us to meet our obligations, pay interest and expenses or declare dividends.  Any limitation on the ability of our PRC subsidiaries to transfer funds to us as dividends, loans or advances could materially adversely limit our ability to grow, make investments or acquisitions that could benefit our businesses, pay debt or dividends, and otherwise fund and conduct our business.

In addition, as an offshore holding company of our PRC subsidiaries, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries.  However, any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, is subject to registration or approval of PRC governmental authorities, including the relevant administration of foreign exchange and/or the relevant examining and approval authority.  PRC companies are also generally prohibited by PRC law to directly lend money to each other.  Therefore, loans by us to our PRC subsidiaries in China to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local counterpart.  Capital contributions must be approved by the PRC Ministry of Commerce or its local counterpart.  We may not be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our PRC subsidiaries.  If we fail to receive such approvals, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to act in response to changing market conditions and reallocate funds among our PRC companies on a timely basis.

There are currently no laws or regulations in the PRC governing property rights of virtual assets and therefore it is not clear what liabilities, if any, we may have relating to the loss of virtual assets by our users.

In the course of using our online dating services, some virtual assets, such as virtual stamps and virtual gifts, can be acquired. In practice, virtual assets can be lost for various reasons, such as data loss caused by delay of network service, by a network crash, or by hacking activities.  There are currently no PRC laws and regulations governing property rights of virtual assets.  As a result, it is unclear who the legal owner of virtual assets is and whether the ownership of virtual assets is protected by law.  In addition, it is unclear under PRC law whether an operator of online services such as us would have any liability (whether in contract, tort or otherwise) for loss of such virtual assets by users.  Based on several judgments in the online gaming industry, courts have generally required the game operators to provide well-developed security systems to protect virtual assets owned by game players.  In some cases, courts have issued judgments in favor of users and required the game operator to restore the virtual assets and to pay the users for damages.  Such requirements may also be held to be applicable to other online operators, such as ourselves.  In the event of a loss of virtual assets, we may be sued by users and may be held liable for damages.

The laws and regulations governing the online dating industry and other related business in China are evolving and subject to substantial uncertainties and future changes and we may fail to obtain or maintain all applicable permits and approvals, subjecting us to severe penalties.

As the online dating industry is at an early stage of development in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and address new issues that arise.  In addition, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to the online dating industry.  We cannot assure you that we will be able to obtain timely, or at all, required licenses or any other new license required in the future.  We cannot assure you that we will not be found in violation of any current PRC laws or regulations should their interpretations change, or that we will not be found in violation of any future PRC laws or regulations.  For example, the General Office of the State Council issued a rule in December 1994 pursuant to which no marriage agency or individual is permitted to engage in international marriage agency services.  We believe that this rule does not apply to our online dating services, but since the interpretation and application of this rule is unclear, there is no assurance that the relevant regulatory agencies will not interpret this rule to apply to online dating.  In addition, to the extent PRC regulatory authorities find our platforms objectionable, they may impose penalties on us, including revoking our operating licenses or suspending or shutting down our online operations, which would materially and adversely affect our business, results of operations and reputation.

Furthermore, we have provided offline VIP services to certain of our clients through Shanghai Huaqianshu and its Beijing branch, Beijing Huaqianshu and Jiayuan Shanghai Center in China, which may be deemed as a type of marriage agency service.  As China has not adopted a comprehensive and specific regulatory framework governing marriage agency services, there are substantial uncertainties regarding the interpretation and implementation of the relevant laws and regulations, especially by the local authorities in different areas, and no assurance can be given that we will not be found in violation such laws and regulations.  For example, the business scope of Shanghai Huaqianshu’s Beijing branch and Beijing Huaqianshu includes “marriage agency services,” while the relevant Shanghai governmental authority did not accept our application for inclusion of “marriage agency services” in the business scope of Shanghai Huaqianshu.  If the relevant governmental authorities in Shanghai determine that Shanghai Huaqianshu has provided marriage agency services without a proper business license, we may be subject to various administrative penalties, including suspension of marriage agency services by Shanghai Huaqianshu, fines or confiscation of illegal gains.  To date, we have not received any notices from the competent governmental authorities in Shanghai threatening to impose penalties on us and we have successfully passed all annual inspections.  To further comply with the relevant laws and regulations, we have established Jiayuan Shanghai Center, through which we provide our VIP services in Shanghai previously provided by Shanghai Huaqianshu.  However, there are still some outstanding VIP services contracts of Shanghai Huaqianshu, which we expect to transfer to Beijing Huaqianshu in 2012. Although we believe the risks that we will be punished by the competent governmental authorities in Shanghai are remote, there is no assurance that the relevant authorities will not impose penalties on us in the future and we will not be found in violation of any other current PRC laws or regulations should their interpretations change.

Our operations may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet-related business and companies.

The PRC government extensively regulates the Internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the Internet industry.  These Internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty.  As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations.  Issues, risks and uncertainties relating to PRC regulation of the Internet business include, but are not limited to, the following:

•                  Pursuant to the Administrative Provisions on Internet Audio-visual Program Service, or the Audio/visual Program Provisions, and other applicable laws and regulations, online transmission of audio and video programs requires an Internet audio/video program transmission license and the online audio/video service providers must be either wholly state-owned or state-controlled.  The audio/video contents we currently provide are mainly self-introductory video clips of our users and video clips of relationship experts and Jiayuan-related news and we do not believe these video clips are audio/video programs defined in the Audio/visual Program Provisions and therefore the above license requirements may not apply to us.  We have not received notices from any regulator threatening to suspend the service we provided due to the lack of this license.  We did not receive benefits directly from this service either.  However, the interpretation and application of the Audio/visual Program Provisions remain unclear and there can be no assurance that the State Administration of Radio, Film and Television or its local branches will not take a view that is contrary to ours.  If we are deemed to have violated the Audio/visual Program Provisions by the relevant regulatory government authorities, we may be required to remove all relevant video clips on our platform, to cease dissemination of such video clips and subject to administrative fines.

•                  The permits, licenses or operations at some of our companies may be subject to challenge, or we may fail to obtain permits or licenses that may be deemed necessary for our operations or we may not be able to obtain or renew certain permits or licenses.  If we fail to obtain and maintain any required licenses or approvals, we may be subject to various penalties, including fines and discontinuation of or restriction on our operations.  Any such disruption in our business operations may have a material and adverse effect on our results of operations.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the Internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, Internet businesses in China, including our business.  We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain any new licenses required under any new laws or regulations.  There are also risks that we may be found to violate the existing or future laws and regulations given the uncertainty and complexity of China’s regulation of internet business.

Risks Related to Doing Business in China

Changes in economic and political policies of the PRC government could materially adversely affect the overall economic growth of China, which could adversely affect our business.

Substantially all of our business operations are conducted in China.  Accordingly, our business, results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China.  Due to the global financial crisis, the growth of the Chinese economy also slowed down in the second half of 2008 and early 2009.  While the effect of the global economic crisis subsided through 2010 the growth of the Chinese economy slowed down again in the second half of 2011.  There is uncertainty with respect to the Chinese economy for 2012 and beyond.  Any prolonged slowdown in the Chinese economy, in particular the online social network or online dating industry, could negatively impact our business, operating results and financial condition in a number of ways.  For example, our users may decrease spending on our services, while we may have difficulty expanding our user base fast enough, or at all, to offset the impact of decreased spending by our existing users.

Although the Chinese economy is no longer a planned economy, the PRC government continues to exercise significant control over China’s economic growth through direct allocation of resources, monetary and tax policies, and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors, control the exchange between RMB and foreign currencies, and regulate the growth of the general or specific market.  These government involvements have been instrumental in China’s significant growth in the past 30 years.  If the PRC government’s current or future policies fail to help the Chinese economy achieve further growth or otherwise negatively affect our business, our growth rate or strategy, our results of operations could be adversely affected as a result.

Our business benefits from certain government tax preferential treatment and incentives.  Expiration, reduction or discontinuation of, or changes to, these incentives will increase our tax burden and reduce our net income.

Prior to January 1, 2008, under applicable PRC tax laws, companies established in China were generally subject to an enterprise income tax, or EIT, at the statutory rate of 33%.  However, certain types of foreign-invested enterprises and high or new-technology enterprises located in certain specified high-tech zones were entitled to preferential tax treatments.  In March 2007, the National People’s Congress enacted the Enterprise Income Tax Law, or the EIT Law, and in December 2007, the State Council promulgated the implementing rules of the EIT Law, both of which became effective on January 1, 2008.  The EIT Law significantly curtails tax incentives granted to foreign-invested enterprises under the previous tax law.  The EIT Law, however, (i) reduces the statutory rate of EIT from 33% to 25%, (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules, and (iii) introduces new tax incentives, subject to various qualification criteria.  In addition, the EIT Law and its implementing rules permit qualified “high and new technology enterprises,” or HNTEs, to enjoy a reduced EIT rate of 15%.  The qualification criteria are significantly higher than those prescribed by the old tax rules under which we had been granted preferential treatment.  In addition, according to a circular issued by the Ministry of Finance of the PRC and the State Administration of Taxation of the PRC on February 22, 2008, “software enterprises” are entitled to an exemption from income taxes for two years beginning with their first profitable year and a 50% tax reduction to a 12.5% income tax rate for the subsequent three years.

Shanghai Huaqianshu has been deemed to qualify as an HNTE under the EIT Law with a valid period of three years starting from calendar year 2010 to 2012, and Shanghai Miyuan has qualified as a “software enterprise,” allowing it to be exempt from income taxes for the 2011 and 2012 fiscal years and apply a preferential tax rate of 12.5% for the 2013, 2014 and 2015 fiscal years.  We cannot assure you, however, that Shanghai Huaqianshu will continue to qualify as a HNTE under the EIT Law or that Shanghai Miyuan will continue to qualify as a “software enterprise.”  In addition, various local governments in China have provided discretionary incentives to us.  However, these local governments may decide to reduce or eliminate these preferential tax treatments or incentives at any time. Furthermore, these local implementations of tax laws may be found to violate national laws or regulations and we may be subject to retroactive imposition of higher taxes as a result.  Any expiration, reduction, discontinuation or revocation of, or changes to, these tax incentives will increase our tax burden and reduce our net income and thus materially adversely affect our operating results.

Dividends we receive from our PRC subsidiaries may be subject to PRC withholding tax and we cannot assure you that we will be able to enjoy the preferential withholding tax treatment.

Under the EIT Law, and the Implementing Rules, both of which became effective on January 1, 2008, dividends generated from the business of our PRC subsidiaries after January 1, 2008 and payable to us may be subject to a withholding tax rate of 10% if the PRC tax authorities subsequently determine that we are a non-resident enterprise, unless there is a tax treaty with China that provides for a different withholding arrangement.  We are a Cayman Islands holding company and substantially all of our income may come from the dividends we received from our PRC subsidiaries through our Hong Kong subsidiary.  Under the Arrangement between the Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, which became effective on January 1, 2007, income tax on dividends payable to a company resident in Hong Kong that holds more than a 25% equity interest in a PRC resident enterprise may be reduced to a rate of 5%.  However, we cannot assure you that we will be able to enjoy such preferential withholding tax treatment.  According to the Circular of the State Administration of Taxation on Printing and Issuing the Administrative Measures for Non-resident Individuals and Enterprises to Enjoy the Treatment Under Taxation Treaties, which became effective on October 1, 2009, the 5% tax rate does not automatically apply and approvals from competent local tax authorities are required before an enterprise can enjoy the relevant tax treatments relating to dividends under relevant taxation treaties.  In addition, according to the Notice on Certain Issues with respect to the Enforcement of Dividend Provisions in Tax Treaties issued by the State Administration of Taxation, or the SAT, in February 2009, if the main purpose of an offshore arrangement is to obtain a preferential tax treatment, the PRC tax authorities have the discretion to adjust the preferential tax rate enjoyed by the relevant offshore entities.

We may be classified as a “resident enterprise” for PRC enterprise income tax purposes, which could result in our global income becoming subject to 25% PRC enterprise income tax.

The EIT Law also provides that enterprises established outside of China whose “de facto management bodies” is located in China are considered “resident enterprises” and will generally be subject to the uniform 25% EIT rate as to their global income. Under the implementation regulations, “de facto management bodies” is defined as substantial and overall management and control over such aspects as the production and business, personnel, accounts and properties of an enterprise.

On April 22 2009, the SAT released the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, that sets out the standards and procedures for recognizing the location of the “de facto management bodies” of an enterprise registered outside of the PRC and funded by Chinese enterprises as controlling investors, or a Chinese Funded Enterprise.  Under SAT Circular 82, a Chinese Funded Enterprise shall be considered a resident enterprise if all of the following applies: (i) a Chinese Funded Enterprise’s major management department and personnel who are responsible for carrying out daily operations are located in the PRC; (ii) the department or the personnel who have the right to decide or approve the Chinese Funded Enterprise’s financial and human resource matters are located in the PRC; (iii) the major assets, account book, company seal and meeting minutes of the Chinese Funded Enterprise are located or stored in the PRC; and (iv) the directors or management personnel holding no less than 50% voting rights of the Chinese Funded Enterprise habitually reside in the PRC.  SAT Circular 82 explicitly provides that the above standards shall apply to the enterprises which are registered outside of the PRC and funded by Chinese enterprises as controlling investors, and therefore such standards may be cited for reference only and may not be directly adopted when considering whether our “de facto management bodies” is in the PRC or not.  Accordingly, it is still uncertain whether we may be considered a resident enterprise under the EIT Law. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiary such as income from our international operations, we will be subject to a 25% PRC income tax on our global income and such 25% PRC enterprise income tax on our global income could significantly increase our tax burden and materially adversely affect our cash flow and profitability.

If we are classified as a “resident enterprise” for PRC enterprise income tax purposes, you may be subject to PRC withholding tax on dividends from us or to PRC income tax on gain realized on the transfer of our ADSs or ordinary shares.

Under the EIT Law and related implementation regulations, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business if the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC.  Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC unless a treaty otherwise provides.  If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ordinary shares or ADSs or preferred shares, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax.  If we are required under the EIT Law to withhold PRC income tax on dividends payable to our non-PRC investors that are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our ordinary shares or ADSs may be materially adversely affected.

Indirect transfers of equity interests in PRC resident enterprises by our non-PRC holding companies may subject us to taxation by the PRC authorities.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the SAT on December 10, 2009 with retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the competent tax authority of the PRC resident enterprise this Indirect Transfer.  Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax.  As a result, gains derived from such Indirect Transfer may be subject to PRC tax at a rate of up to 10%.  SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

There is uncertainty as to the application of SAT Circular 698.  For example, while the term “Indirect Transfer” is not clearly defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China.  Moreover, the relevant authority has not yet promulgated any formal provisions or formally declared or stated how to calculate the effective tax rates in foreign tax jurisdictions, and the process and format of the reporting of an Indirect Transfer to the competent tax authority of the relevant PRC resident enterprise remain unclear.  In addition, there are no formal declarations with regard to how to determine whether a foreign investor has adopted an abusive arrangement in order to reduce, avoid or defer PRC tax.  SAT Circular 698 may be determined by the tax authorities to be applicable to private equity transactions involving transfer of shares in our company by non-resident investors other than through public markets.  In addition to the relevant filing obligations with the PRC tax authorities by the non-resident transferor, if the offshore structure of our company were determined by the tax authorities to lack reasonable commercial purpose then such share transfer could be subject to PRC taxation without regard to the offshore structure of our company.  Further, the PRC tax authorities also retain the power to apply adjustments to tax base if the share transfer is determined to be underpriced.  As a result, we and our non-resident investors may face the risk of being taxed under SAT Circular 698 and may be required to expend valuable resources to comply with SAT Circular 698 or to establish that we or our non-resident investors should not be taxed under SAT Circular 698, which may have a material adverse effect on our financial condition and results of operations or the results of investments in us by our non-resident investors.

Uncertainties with respect to the PRC legal system could materially adversely affect us.

We conduct our business primarily through our PRC companies in China.  Our operations in China are governed by PRC laws and regulations.  The PRC legal system is based on statutes.  Prior court decisions may be cited for reference but have limited precedential value.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China.  However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China.  In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties.  In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect.  As a result, we may not be aware of our violation of these policies and rules until some time after the violation.  In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.  We cannot predict any future development in the PRC legal system.  We may be required to procure additional permits, authorizations and approval for our operations, which we may not be able to obtain.  Our inability to obtain such permits or authorizations may materially adversely affect our business, financial condition and results of operations.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of foreign currency out of China.  We currently receive substantially all of our revenues in Renminbi.  Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries.  Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency-denominated obligations.  Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from SAFE or its local branch is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.  The PRC government may also at its discretion restrict access to foreign currencies for current account transactions in the future.  If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.  In addition, on August 29, 2008, the SAFE promulgated Circular 142 to regulate the conversion of foreign currency into Renminbi by a foreign-invested company by restricting the use of the converted Renminbi.  Circular 142 requires that the registered capital of a foreign-invested company that has been settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless otherwise permitted in its business scope or under applicable laws and regulations.  In addition, the SAFE strengthened its oversight of the flow and use of the funds of a foreign-invested company settled in Renminbi converted from foreign currencies.  The use of such Renminbi capital may not be changed without the SAFE’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used for purposes within the company’s approved business scope.  Violations of Circular 142 will result in severe penalties, such as heavy fines.  As a result, Circular 142 may significantly limit our PRC subsidiaries’ ability to utilize the net proceeds transferred to it from our initial public offering.  We expect that if we convert the net proceeds we receive from our initial public offering into Renminbi pursuant to Circular 142, our use of Renminbi funds will be for purposes within the approved business scope of our PRC subsidiaries.  However, we may not be able to use such Renminbi funds to make equity investments in the PRC through our PRC subsidiaries.

Fluctuation in the value of the RMB may materially adversely affect the value of your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions.  On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. For almost two years after reaching a high against the U.S. dollar in July 2008, the Renminbi traded within a narrow band against the U.S. dollar.  As a consequence, the RMB has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. dollar.  In June 2010, the PRC government announced that it would increase Renminbi exchange rate flexibility and since that time the Renminbi has gradually appreciated against the U.S. dollar.  In April 2012, the PRC government announced it would increase the trading band between the RMB and U.S. dollar from 0.5% to 1%.  However, it remains unclear how this flexibility might be implemented.  There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the Renminbi against the U.S. dollar.  Substantially all of our revenues and costs are denominated in RMB, and a significant portion of our financial assets are also denominated in RMB.  We principally rely on dividends and other distributions paid to us by our subsidiaries in China.  Any significant revaluation of the RMB may materially adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars.  Any fluctuations of the exchange rate between the RMB and the U.S. dollar could also result in foreign currency translation losses for financial reporting purposes.

PRC regulations relating to the establishment of offshore SPVs by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liabilities or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or may otherwise adversely affect us.

SAFE has promulgated several regulations, including the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular No. 75, effective on November 1, 2005, and other related rules.  These regulations require PRC residents and PRC corporate entities to register with competent local branches of SAFE before establishing or acquiring direct or indirect interest of an offshore special purpose company, or the Offshore SPV, for the purpose of financing such Offshore SPV with assets of, or equity interests in, an enterprise in the PRC.  PRC residents and PRC corporate entities may also register with the competent local branches of SAFE after the establishment of the Offshore SPV, provided that there is no material change to the capital or equity of the Offshore SPV before completion of such registration. These regulations apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future.

SAFE Circular No. 75 applies retroactively and to direct and indirect shareholdings.  PRC residents who have established or acquired direct or indirect interest of any Offshore SPVs that have made onshore investments in the PRC in the past are required to complete the registration procedures by March 31, 2006.  Any PRC resident, who is a direct or indirect shareholder of an Offshore SPV, is required to update the previously filed registration with competent local branch of SAFE, with respect to the Offshore SPV, to reflect any material change.  In addition, the PRC subsidiaries of the Offshore SPV are required to urge the PRC resident shareholders to update their registration with the local branch of SAFE.  If any PRC shareholder fails to make the required registration or update the previously filed registration, the PRC subsidiaries of the Offshore SPV may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to their SPV parent, and the Offshore SPV may also be prohibited from injecting additional capital into its PRC subsidiaries.  Moreover, failure to comply with the various foreign exchange registration requirements described above could result in fines and other liabilities for such PRC subsidiaries under PRC laws for evasion of applicable foreign exchange restrictions.  Furthermore, the persons-in-charge and other persons at such PRC subsidiaries who are held directly liable for the violations may be subject to criminal sanctions.

We have requested PRC residents holding direct or indirect interest in our company to our knowledge to make the necessary applications, filings and amendments as required under SAFE Circular No. 75 and other related rules.  Ms. Haiyan Gong, Mr. Yongqiang Qian, Mr. Xu Liu, Mr. Fuping Yu, Mr. Cheng Li and Mr. Qingjun Zhu have completed the amendment registration or registration in relation to our Reorganization and their ownership changes in accordance with SAFE Circular No. 75, and they are required to update the registration or amendment registration in relation to our initial public offering.  We cannot assure you, however, that such amendment registration will be duly completed with the local SAFE branch.  In addition, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurances that all of our shareholders and beneficial owners who are PRC residents will comply with our request to make, obtain or update any applicable registrations or comply with other requirements required by Circular No. 75 or other related rules.  The failure or inability of our PRC resident shareholders to make any required registrations or comply with other requirements under SAFE Circular No. 75 and other related rules may subject such PRC residents or our PRC subsidiaries to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to (including using the proceeds from our initial public offering) our PRC subsidiaries, limit our PRC subsidiaries’ ability to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us.

The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with our initial public offering under PRC regulations and, if required, we cannot assure you that we will be able to obtain such approval.

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the SAT, the State Administration for Industry and Commerce, the CSRC, and the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006 and was amended on June 22, 2009.  The M&A Rule requires Offshore SPVs that are controlled by PRC companies or residents and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange.  On September 21, 2006, the CSRC published a notice on its websites specifying the documents and materials that special purpose vehicles are required to submit when seeking CSRC approval for their listings outside of China.  The interpretation and application of the M&A Rule remain unclear, and our initial public offering may ultimately require approval from the CSRC, and if it does, it is uncertain how long it will take us to obtain the approval.

Our PRC legal counsel, Zhong Lun Law Firm, has advised us that, based on their understanding of the current PRC laws, regulations and rules and the procedures announced on September 21, 2006, because (i) we established our PRC subsidiaries by means of direct investment other than by merger or acquisition of the equity or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners after the effective date of the M&A Rules, and (ii) no provisions in the M&A Rules clearly classify our contractual arrangements with our PRC operating companies as the acquisition subject to the M&A Rules, we are not required to apply with the CSRC for the approval of the listing and trading of our ADSs on the Nasdaq Global Select Market.

However, our PRC legal counsel has further advised us uncertainties still exist as to how the M&A Rules will be interpreted and implemented and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules.  If CSRC or another PRC regulatory agency subsequently determines that prior CSRC approval was required, we may be unable to obtain a waiver of CSRC approval requirements and we may face regulatory actions or other sanctions from CSRC or other PRC regulatory agencies.  These regulatory agencies may impose fines and penalties on our operations, limit our operating privileges, delay or restrict the repatriation of the proceeds from our initial public offering into the PRC or payment or distribution of dividends by our PRC subsidiaries, or take other actions that could materially adversely affect our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur.  In addition, if CSRC later requires that we obtain its approval for our initial public offering, we may be unable to obtain a waiver of CSRC approval requirements, if and when procedures are established to obtain such a waiver.  Any uncertainties or negative publicity regarding CSRC approval requirements could have a material adverse effect on the trading price of our ADSs.

Failure to comply with PRC regulations regarding the registration of share options held by our employees who are “domestic individuals” may subject such employee or us to fines and legal or administrative sanctions.

Pursuant to the Implementation Rules of the Administrative Measures for Individual Foreign Exchange, or the Individual Foreign Exchange Rule, promulgated on January 5, 2007 by the SAFE and the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company issued by the SAFE in February 2012, or the Stock Incentive Plan Rules, which terminated the Processing Guidance on Foreign Exchange Administration of Domestic Individuals Participating in the Employee Stock Ownership Plans or Stock Option Plans of Overseas-Listed Companies issued by the SAFE in March 2007, “domestic individuals” (both PRC residents and non-PRC residents who reside in the PRC for a continuous period of not less than one year, excluding the foreign diplomatic personnel and representatives of international organizations) who are granted shares or share options by an overseas-listed company according to its stock incentive plan are required, through qualified PRC agents which could be the PRC subsidiary of such overseas-listed company, to register with the SAFE and complete certain other procedures related to the stock incentive plan.  In addition, such domestic individuals shall also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options and their purchase and sale of stocks. Our employees and consultants, who are “domestic individuals” and have been granted share options, or PRC optionees, became subject to the Stock Incentive Plan Rules when our company became an overseas listed company upon the completion of our initial public offering.  If we or our PRC optionees fail to comply with the Individual Foreign Exchange Rule and the Stock Incentive Plan Rules, we and/or our PRC optionees may be subject to fines and other legal sanctions.  We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC law.  In addition, the SAT has issued certain circulars concerning employee share options.  Under these circulars, our employees working in the PRC who exercise share options will be subject to PRC individual income tax.  Our PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options.  If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.  Furthermore, there are substantial uncertainties regarding the interpretation and implementation of the Individual Foreign Exchange Rule and the Stock Incentive Plan Rules.  See “Item 4—Information on the Company—B.  Regulation—Regulations on Stock Incentive Plan.”

We face risks of health epidemics and other disasters, which could severely disrupt our business operations.

Our business could be materially adversely affected by the outbreak of H1N1, or swine influenza, avian influenza, severe acute respiratory syndrome, or SARS, or another epidemic.  In 2009 and early 2010, there were outbreaks of swine influenza in certain regions of the world, including China.  In 2006 and 2007, there were reports on the occurrences of avian influenza in various parts of China, including a few confirmed human cases and deaths.  Any prolonged recurrence of swine influenza, avian influenza, SARS or other adverse public health developments in China could adversely affect economic activities in China and require the temporary closure of our offices.  Such closures could severely disrupt our business operations and adversely affect our results of operations.

Our operations are vulnerable to interruption and damage from man-made or natural disasters, including wars, acts of terrorism, snowstorms, earthquakes, fire, floods, environmental accidents, power loss, communications failures and similar events.  If any man-made or natural disaster were to occur in the future, our ability to operate our business could be seriously impaired.

Labor laws in the PRC may adversely affect our results of operations.

China adopted a labor contract law effective on January 1, 2008, that establishes more restrictions and increases costs for employers to dismiss employees.  For example, the labor contract law requires certain terminations to be based upon seniority and not merit.  In the event we decide to significantly change or decrease our workforce in the PRC, the labor contract law could adversely affect our ability to effect such changes in a manner that is most advantageous to our circumstances or in a timely and cost effective manner, thus our results of operations could be adversely affected.  In addition, the labor contract law requires employers to pay compensation to their employees who agree to bear non-competition obligations on a monthly basis after the employees’ employment expires or terminates, which will increase employers’ operating expenses.

Our failure to fully comply with PRC labor-related laws exposes us to potential penalty risks.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain pension, housing and other welfare-oriented payment obligations.  One of our PRC operating companies, Shanghai Huaqianshu, has not fully paid the contributions for such plans, as required by applicable PRC regulations.  As of December 31, 2011, the outstanding contributions to social insurance funds and housing funds of Shanghai Huaqianshu we made provisions for amounted to RMB2.7 million (US$0.4 million).  While we believe we have made adequate provision of such outstanding amounts in our audited financial statements, our prior failure to make payments may be in violation of applicable PRC labor-related laws and we may be subject to fines if we fail to rectify any such breaches within the period prescribed by the relevant authorities.  In addition, in the event that any current or former employee files a complaint with the PRC government, we may be required to make up the contributions for such employee benefit plans as well as to pay administrative fines.

According to the applicable PRC regulations, employers failing to pay various government sponsored employee benefit plans in accordance with the relevant rules may be ordered to rectify the noncompliance and pay the required contributions for such plans within a stipulated deadline.  If payment is not made by the stipulated deadline, employers can be assessed a late fee of 0.2% of the amount overdue per day from the original due date by the relevant authority.  Employers failing to make housing fund contributions may be ordered to rectify any such violation within a prescribed time limit.  If an employer fails to rectify a failure to pay within such a prescribed time limit, fines ranging between RMB10,000 and RMB50,000 may be imposed and an application may be made to a local court for compulsory enforcement.  However, late fee charges and fines may only be imposed if the employer fails to make up such payments after receipt of a written notice from the authorities.  We have not received any such written notice.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Auditors of companies that are registered with the U.S. Securities and Exchange Commission and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board (United States), or the PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. As our auditors are located in the People’s Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditors are not currently inspected by the PCAOB.

This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audits and quality control procedures of any auditors operating in China, including our auditors. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Risks Related to Our Ordinary Shares and ADSs

The market price movement of our ADSs may be volatile, and the value of your investment in our ADSs may decrease.

The market price of our ADSs may be volatile and subject to wide fluctuations.  Among the factors that could affect the price of our ADSs are risk factors described in this section and other factors, including:

•                  announcements by us or our competitors of new services, acquisitions, strategic relationships, joint ventures or capital commitments;

•                  regulatory developments in our target markets affecting us, our users or our competitors;

•                  actual or anticipated fluctuations in our quarterly operating results;

•                  failure of our quarterly financial and operating results to meet market expectations or failure to meet our previously announced guidance;

•                  changes in financial estimates by securities research analysts;

•                  negative publicity, studies or reports;

•                  changes in the economic performance or market valuations of other Internet or online dating services companies;

•                  additions or departures of our executive officers and other key personnel;

•                  announcements regarding intellectual property litigation (or potential litigation) involving us or any of our directors and officers;

•                  release or expiration of transfer restrictions on our outstanding ordinary shares and ADSs; and

•                  sales or anticipated sales of additional ordinary shares or ADSs.

In addition, the performance, and fluctuation in market prices, of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes of our ADSs. Volatility in global capital markets, as was experienced during the global financial crisis, could also have an adverse effect on the market price of our ADSs. Furthermore, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular industries or companies.  These market fluctuations may also materially adversely affect the market price of our ADSs.

We may be required to withhold PRC income tax on the dividends we pay you (if any), and any gain you realize on the transfer of our ordinary shares and/or ADSs may also be subject to PRC withholding tax.

Pursuant to the EIT Law, we may be treated as a PRC resident enterprise for PRC tax purposes.  See “Item 3.  Key Information.  D. Risk Factors—Risks Related to Doing Business in China—We may be classified as a “resident enterprise” for PRC enterprise income tax purposes, which could result in our global income becoming subject to 25% PRC enterprise income tax.” If we are so treated by the PRC tax authorities, we would be obligated to withhold PRC income tax of up to 5% on payments of dividends on our shares and/or ADSs to investors that are non-resident enterprises of the PRC located in Hong Kong and 10% on payments of dividends on our ordinary shares and/or ADSs to investors that are non-resident enterprises of the PRC located outside Hong Kong, because the dividends payable on our ordinary shares and/or ADSs would be regarded as being derived from sources within the PRC.  In addition, any gain realized by any investors who are non-resident enterprises of the PRC from the transfer of our ordinary shares and/or ADSs could be regarded as being derived from sources within the PRC and be subject to a 10% PRC withholding tax.  Such PRC withholding tax would reduce your investment return on our ordinary shares and/or ADSs and may also materially adversely affect the price of our ordinary shares and/or ADSs.

Substantial future sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline.

If our shareholders sell substantial amounts of our ADSs, including those issued upon the exercise of outstanding options, in the public market, the market price of our ADSs could fall. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. If any existing shareholder or shareholders sell a substantial amount of ordinary shares, the prevailing market price for our ADSs could be adversely affected.

In addition, we may issue additional ordinary shares or ADSs for future acquisitions. Your ownership interest in our company would be diluted and this, in turn, could have a material adverse effect on the price of our ADSs.

Your right as a holder of ADSs to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends if it is impractical to make them available to you.

We may, from time to time, distribute rights to our shareholders, including rights to acquire our securities.  However, we cannot make any such rights available to our ADS holders in the United States unless we register such rights and the securities to which such rights relate under the Securities Act or an exemption from the registration requirements is available.  In addition, the deposit agreement provides that the depositary bank will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act.  We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective.  Moreover, we may not be able to establish an exemption from registration under the Securities Act.  Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

In addition, the depositary has agreed to pay you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses.  You will receive these distributions in proportion to the number of ordinary shares your ADSs represent.  However, the depositary may, at its discretion, decide that it is not lawful or practical to make a distribution available to any holders of ADSs.  For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them.  In these cases, the depositary may decide not to distribute such property and you will not receive such distribution.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary.  However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties.  In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

As we are a Cayman Islands company, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited.

Our corporate affairs are governed by our second amended and restated memorandum and articles of association, the Companies Law and the common law of the Cayman Islands.  The rights of our shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands.  The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands, as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands.  The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States.  In particular, because Cayman Islands law has no legislation specifically dedicated to the rights of investors in securities, and thus no statutorily defined private causes of action to investors in securities such as those found under the Securities Act or the Securities Exchange Act of 1934 in the United States, it provides significantly less protection to investors.  In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation organized in a jurisdiction in the United States.

You may have difficulties in enforcing judgments obtained against us.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States.  Substantially all of our current operations are conducted in the PRC.  In addition, a majority of our directors and officers are nationals and residents of countries other than the United States and a substantial portion of the assets of these persons are located outside the United States.  As a result, it may be difficult for you to effect service of process within the United States upon these persons.  It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, a majority of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States.  In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state, and it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state.

The voting rights of holders of ADSs must be exercised in accordance wth the terms of the deposit agreement, the ADRs and the procedures established by the depositary.  The process of voting through the depositary may involve delays that limit the time available for you to consider proposed shareholders’ actions and may restrict your ability to exercise your right to vote.

As a holder of our ADSs, you may only be able to exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement.  Under the deposit agreement, if the vote is by show of hands, the depositary will vote the underlying ordinary shares in accordance with the voting instructions received from a majority of holders of ADSs that provided timely voting instructions.  If the vote is by poll, the depositary will vote the underlying ordinary shares in accordance with the voting instructions it timely receives from ADS holders.  Upon receipt of voting instructions of a holder of ADSs in the manner set forth in the deposit agreement, the depositary will endeavor to vote the underlying ordinary shares in accordance with these instructions.  Under our second amended and restated memorandum and articles of association and Cayman Islands law, the minimum notice period required for convening a general meeting is five days.  When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter.  In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner.  We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares.  Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast, or for the effect of any such vote.  As a result, you may not be able to exercise your right to vote and you may lack recourse if the ordinary shares underlying your ADSs are not voted as you requested.

The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings unless:

•                  we have instructed the depositary that we do not wish a discretionary proxy to be given;

•                  we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•                  a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•                  the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that if you do not vote at shareholders’ meetings, you cannot prevent our ordinary shares underlying your ADSs from being voted, except under the circumstances described above.  This may make it more difficult for shareholders to influence the management of our company.  Holders of our ordinary shares are not subject to this discretionary proxy.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to United States Holders of our ADSs or ordinary shares.

Although it is not clear how the contractual arrangements between us and our PRC operating companies will be treated for purposes of the “passive foreign investment company,” or PFIC, rules, we do not believe we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2011 based upon the composition of our income and assets and valuation of our assets, including goodwill.  However, the application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make a separate determination each year as to whether we are a PFIC after the close of each taxable year.  A non-United States corporation will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during the taxable year) is attributable to assets that produce or are held for the production of passive income.  Because we expect to continue to hold a substantial amount of cash and other passive assets, and because the determination of whether we are a PFIC will depend on the character of our income and assets and the value of our assets from time to time, which may be based in part on the market price of our ADSs, which is likely to fluctuate, we cannot assure you that we will not be a PFIC for any future taxable year.  Moreover, while we believe that the contractual arrangements between us and our PRC operating companies and Jiayuan Shanghai Center should be treated as ownership of stock, if the PRC adversely determines that such arrangements should not be treated as ownership of stock, we would likely be treated as a PFIC.  If we were to be treated as a PFIC for any taxable year during which a United States Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Consequences”) held an ADS or an ordinary share, certain adverse United States federal income tax consequences could apply to such person.  For example, if we are a PFIC, a United States Holder could be subject to additional United States federal income taxes on certain distributions and on gain recognized with respect to the ADSs or ordinary shares and may be subject to certain reporting requirements.  See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Consequences—Passive Foreign Investment Company.”

Our articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including ordinary shares represented by our ADSs, at a premium.

Our second amended and restated memorandum and articles of association include provisions that could limit the ability of others to acquire control of us, including provisions that authorize our board of directors, without action by our shareholders, to issue preferred shares and to issue additional ordinary shares, including ordinary shares represented by ADSs.  These provisions could have the effect of depriving you of an opportunity to sell your ADSs at a premium over prevailing market prices by discouraging third parties from seeking to acquire control of us in a tender offer or similar transactions.

Item 4.                     Information on the Company.

A.                 History and development of the Company

Our legal and commercial name is Jiayuan.com International Ltd. Our founder and co-chief executive officer, Ms. Haiyan Gong, commenced our online dating business in 2003, focusing on highly educated users, such as college educated users or users who had received post-secondary education.  In April 2004, Ms. Gong incorporated Shanghai Huaqianshu, a PRC limited liability company, to operate our online dating service business.  Ms. Haiyan Gong and Mr. Fuping Yu each held 61% and 39% of the equity interests, respectively, in Shanghai Huaqianshu.

In June 2005, Ms. Haiyan Gong and Mr. Yongqiang Qian, through their wholly-owned companies, incorporated Flower Trees Limited, or Flower Trees, in the British Virgin Islands.  In January and February of 2006, Flower Trees established a wholly-owned PRC subsidiary, Souyuan (Shanghai) Information Technology Co., Ltd., or Souyuan, which entered into a series of contractual arrangements with Shanghai Huaqianshu and its shareholders to acquire effective control over Shanghai Huaqianshu.

In February 2007, Harper Capital Inc. was incorporated in the British Virgin Islands.  In March 2007, Ms. Haiyan Gong, Mr. Yongqiang Qian, Mr. Xu Liu and Ms. Jing Yang became the initial shareholders of Harper Capital Inc.  In May 2007, Harper established a wholly-owned PRC subsidiary, Shanghai Miyuan.  In May 2007, Shanghai Miyuan entered into an assignment agreement with Souyuan, Shanghai Huaqianshu and its shareholders to assume Souyuan’s effective control over Shanghai Huaqianshu.  As a result, Flower Trees and Souyuan no longer hold any assets and have no operations.

In January 2008, we opened our registration to all single users above the age of 18 and in October 2008, we began charging fees for messaging services on our platform.

In preparation for our initial public offering, we incorporated Jiayuan in September 2010 in the Cayman Islands as our listing vehicle.  Jiayuan became our ultimate holding company on January 26, 2011 when it issued shares to the existing shareholders of Harper Capital Inc. in exchange for all of the outstanding shares of Harper Capital Inc. at an exchange ratio of one to one, or the Share Swap.  After the Share Swap, Harper became our direct wholly-owned subsidiary.  In addition, in October 2010, Harper established a wholly-owned subsidiary, Jiayuan Hong Kong.  Jiayuan Hong Kong may qualify for the PRC preferential tax treatment for dividend payments from PRC entities to certain shareholders that are Hong Kong resident enterprises.  See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation—PRC—Withholding Tax.”

We also took the following steps:

•                                          in December 2010, Shanghai Huaqianshu established Jiayuan Shanghai Center, a privately funded non-enterprise institution;

•                                          in January 2011, Jiayuan Hong Kong established another wholly-owned PRC subsidiary, Beijing Miyuan, to enter into a series of contractual arrangements with Beijing Huaqianshu, Xique and their respective shareholders to acquire effective control over Beijing Huaqianshu and Xique.  We believe that establishing a wholly foreign-owned enterprise in Beijing will provide us with more organizational flexibility as our principal offices and many of our employees are located in Beijing.  Furthermore, given the highly-regulated nature of the Internet industry, we believe that our proximity to regulators in Beijing will become increasingly important as our business expands.  Beijing Miyuan has not commenced operations as of the date of this annual report.  It does not have any staff, and it does not generate any revenue;

•                                          in February 2011, Beijing Miyuan entered into a series of contractual arrangements with Beijing Huaqianshu, Xique and their respective shareholders to acquire effective control over Beijing Huaqianshu and Xique.  As a result, Beijing Huaqianshu and Xique became our variable interest entities.  Beijing Huaqianshu and Xique commenced operations in November 2010;

•                                          in May 2011, Beijing Miyuan transferred and assigned its obligations and rights under the contractual arrangements with Beijing Huaqianshu, Xique and their respective shareholders to Shanghai Miyuan; and

•                                          in May 2011, Harper Capital Inc.’s transfer of its 100% equity interest in Shanghai Miyuan to Jiayuan Hong Kong was approved by the Shanghai Yangpu District Municipal Commission of Commerce.

On May 16, 2011, we completed our initial public offering of 7,100,000 ADSs, every two ADSs representing three ordinary shares of par value US$0.001 per share. We listed our ADSs on the NASDAQ Global Market, or NASDAQ, on May 11, 2011.

Our principal executive offices are located at Room 1005, Changxin Building, No. 39 Anding Road, Chaoyang District, Beijing, the People’s Republic of China, and our telephone number is 86-10-6113-6600. Our registered office in the Cayman Islands is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

B.                 Business overview

We operate the largest online dating platform in China.  As a pioneer in China’s online dating market, we are committed to addressing the dating and marriage needs of China’s rapidly growing urban singles population by providing a trusted, effective platform and a superior user experience.  Our platform provides single adults with unique opportunities to meet, interact and form a long-term relationship aimed towards marriage.  Our website Jiayuan.com ranked first in terms of number of unique visitors and time spent among all online dating websites in China in 2011, according to iResearch.

We employ a results-based pricing model, which we believe distinguishes us from other online dating service providers.  Unlike dating websites that follow a subscription-based model, we offer users free registration with immediate full search access to our database.  This feature engages new users in the site and entices them to begin exploring our database for potential companions.  Although the search capabilities and exploratory services are provided for free and our users are not required to pay to send an initial message to another user, either the sender or recipient must purchase a RMB2.00 stamp in order for the message to be readable.  After the initial message is read, future communications between the same users are free on the Jiayuan platform.  Our pricing strategy for the initial message is designed to reach and target the mass market with its affordability.  Given the nominal cost of a virtual stamp, we believe this feature of our business is recession-resistant and serves as a strong foundation of our revenue model.  Furthermore, for users who intend to send or who have received a large amount of initial messages, we offer various types of fee plans that include the option to send up to 100 or 200 initial readable messages per day or unlimited message reading during a specified subscription period.

We believe our results-based pricing model is more attractive to users because they only pay for the results and services that they can see and has been one of the key factors enabling us to attract and retain a large user base.  We believe most of our users are well-educated singles seeking long-term relationships aimed towards marriage.  Our large and attractive user base combined with our results-based fee structure and user-friendly interface have created what we believe is a superior user experience.  According to a survey conducted by iResearch in January 2011, we ranked first in customer satisfaction among our major competitors in China’s online dating industry.

We believe that our “世纪佳缘” (Shiji Jiayuan) brand, which is our Chinese name, has become the most well-known and trusted online dating brand in China.  On December 31, 2011, “世纪佳缘” (Shiji Jiayuan) was searched 24-times more often than “交友” (Jiao You), a common term for “dating” in Chinese, on Baidu.com.  Leveraging our brand and national recognition, we have attracted a critical mass of local users in not only first-tier cities, such as Beijing, Shanghai, Guangzhou and Shenzhen, but also in many second-tier cities across China.  We intend to continue expanding our user base into other second-tier and third-tier cities.  A large user base is a major attraction for new users because of the large number of potential companions available to each of our users at their preferred location.  We believe our localized critical mass on a national scale and well-regarded brand name are difficult for competitors to replicate and provide us with an important competitive advantage.

Leveraging the prominence of our brand in China’s online dating market, we have been expanding our business to offline events and VIP services.  Since 2008, we have hosted large scale social gatherings in cities throughout China to provide our users offline opportunities to meet in person.  Such offline events also promote our national brand name and benefit our online platform.  Our VIP services, which offer personalized search services geared towards more affluent clients, help to diversify our revenue mix.

We only started charging fees for messaging services provided on our platform in October 2008, and currently we derive most of our revenues from our online business.  As of December 31, 2011, we had a total of 55.9 million registered user accounts, with an average of 5,179,713 monthly active user accounts in the fourth quarter of 2011.  In the fourth quarter of 2011, the number of our average monthly paying user accounts was 1,172,159, compared to 761,271 in the fourth quarter of 2010, representing an increase of 54.0%.  We generated net revenues of RMB63.9 million, RMB167.6 million and RMB331.2 million (US$52.6 million) in 2009, 2010 and 2011, respectively.  We had net income of RMB5.7 million, RMB16.7 million and RMB37.2 million (US$5.9 million) in 2009, 2010 and 2011, respectively.  Excluding non-cash share-based compensation expenses, we had a non-GAAP net income of RMB7.3 million, RMB23.7 million and RMB67.8 million (US$10.8 million) in 2009, 2010 and 2011, respectively.

Our Services

Online Services

Our Jiayuan platform provides single adults unique opportunities to meet, interact with one another and form a long-term relationship aimed towards marriage.  Our platform can be accessed through Internet browsers, wireless applications, desktop clients and wireless application protocol, or WAP, mobile browsers. After registering on our platform for free, users can post their own profiles and pictures and have those profiles and pictures viewed by other users for free.  In addition, users can also browse the profiles and pictures of other users, save their preferences and send messages to other users for free.  However, in order for the recipient to read the message, either the sender or the recipient must either pay our initial message fee of RMB2.00 or have a periodic subscription package.

We began charging fees for messaging services on our platform in October 2008.  We have a results-based fee structure designed to allow users to purchase our fee-based services based on their success in contacting other users.  We offer the following two primary fee plans for our online dating services.

•                                          Initial Message Fees.  Payment of our initial message fee allows a user to connect with one other user for RMB2.00.  While a user initiates contact by sending a message to another user free-of-charge, either the sender or the recipient must pay the RMB2.00 fee in order for the recipient to be able to read the message.  The RMB2.00 fee entitles the message to be affixed with a virtual stamp that allows for the message to be read.  Once the first message is sent and read, the sender and the recipient can continue to communicate with each other through our platform without additional fees.  Users can purchase a single virtual stamp for RMB2.00 or purchase a set of virtual stamps for RMB2.00 per virtual stamp.  We also give users free stamps when they provide additional biographical information or pictures to encourage them to explore and utilize our messaging services.

•                                          Periodic Subscription Fees.  Users can also pay for periodic subscriptions that allow them to send up to a maximum of 100 or 200 messages per day, or read an unlimited number of messages during the duration of the subscription period.  For sending messages, we offer daily, three-day, monthly, three-month, six-month and annual subscription plans.  For reading messages, we offer weekly, monthly, three-month, six-month and annual subscription plans.  Periodic subscription fees also include “diamond memberships” and “gold diamond memberships.”  “Diamond memberships” allow a user unlimited access to send and read messages as well access to enhanced features under our value-added service “VIP memberships” and are available in monthly, three-month, six-month and annual plans.  “Gold diamond memberships” offer advanced online chatting functions in addition to the benefits under the “diamond memberships” and are available in monthly and three-month plans.  Monthly plans are also available for online chatting.  We discontinued sales of our “gold diamond membership” at the end of February 2012.  As part of our strategy to improve monetization and enhance user experience, we are experimenting with new packages priced below or above our current subscription products.

Our platform offers a number of fee-based value-added services.  These value-added services primarily include purchasing virtual gifts for another user, improving one’s search ranking, priority rankings for sent messages, online chatting and premium display of their pictures and profile on our platform.  Users can also submit proof of information posted on their profiles so that other users will know they have submitted such information to us.

Our value-added services also include “VIP memberships.” “VIP memberships” are an improved version our previous “advanced memberships” subscription and allow a user access to enhanced features on our platform such as customizing their profiles, seeing the users who have reviewed their user profile, seeing the time of another user’s last log-in and more refined profile searches and are available in monthly, three-month, six-month and twelve-month plans.

Events and VIP Services

We offer traditional dating services to our users.  Our traditional services primarily consist of hosting and organizing offline events and providing VIP services.  Our offline services are attractive to users who seek more personal or localized services.

We organize and host events that allow individuals to meet a large number of potential partners in person.  In 2011, our events were typically large gatherings of approximately 100 to 200 participants with activities designed to facilitate social interaction.  These events include speed-dating, dance parties and other social events for our users.  In 2011, we organized a total of 1,066 offline events in 155 cities across China.  We typically collect entry fees at the commencement of the event.

Our VIP services consist of special, personalized services where our service representatives take a proactive approach in finding potential companions for our VIP clients.  Depending on the needs of the clients, we provide tailor-made recommendations, conduct detailed background checks and provide dating and relationship consultation and advice.  Our VIP services also include placement of targeted advertisements on our platform and conducting face-to-face interviews of potential companions on behalf of our clients.  We also host VIP offline events where our VIP clients can meet pre-selected candidates at cocktail gatherings or outdoor trips.  We performed VIP search services in nine cities in China for approximately 296 VIP clients per month in 2011.  We usually collect fees upfront when contracts are signed for the VIP service engagement.  We occasionally will allow VIP clients to pay within one month from when the VIP service contract is signed.

Other Services

Other services have primarily consisted of advertising, including advertising on Jiayuan.com and Xique.com and event sponsorship advertising.

User Base

We have a large and active user base on our online dating platform, consisting of users indicating they are seeking to enter into serious relationships and marriage.  We actively discourage users who are not looking for a serious relationship from using our services.  The primary categories we use to track our users are registered user accounts, active user accounts, paying user accounts and average monthly revenue per paying user, or ARPU.

Our average monthly active user accounts increased from 4,403,262 in the fourth quarter of 2010 to 5,179,713 in the fourth quarter of 2011.  In December 2011, 82.0% of our active user accounts were between the ages of 18 to 35, inclusive, and 79.1% of our active user accounts had some post-secondary education, both as reported by our users.  In addition, there were 97 cities in China in which we had at least 10,000 active user accounts in December 2011.  Registered user accounts increased from approximately 35.1 million as of December 31, 2010 to approximately 55.9 million as of December 31, 2011.

We have an active and engaged user base.  In the three months ended December 31, 2011, an average of 6,435 users per day changed their relationship status to “currently dating someone” or “in a relationship” on their Jiayuan profile.  We believe this is primarily because there is no charge to search our member database, the ease at which users can register and utilize our database as well as the size and scale of our user base.  Our monthly paying user accounts increased from an average of 203,317 in 2009 to an average of 552,930 in 2010 and increased further to an average of 1,111,060 in 2011.  We generate revenue by converting active user accounts into paying user accounts and by encouraging our users to purchase more services.  Our ARPU for online services in the three months ended December 31, 2011 was RMB21.5.

Participants in our offline events are primarily also users of our online dating services.  Our VIP clients are often professionals and entrepreneurs who have attained economic success and positions of responsibility in their respective fields.

Operations

Online Security Measures

We emphasize maintaining a serious and reliable online dating platform and high satisfaction levels among our user experience.  To that end, we have taken a number of steps to promote responsible and appropriate behavior among our users, established user participation guidelines and disclaimers and allow telephone access to address user concerns.

Information Verification.  We encourage users to provide proof of personal information such as proof of age, income and education level.  Users who provide proof of personal information are given a higher rating in our database.  Subsequent to registration, we do not allow users to improve certain basic personal information they previously provided such as height, salary and education level without verification.

User Feedback.  We ask users to alert our user support representatives as to other users who are suspected of violating our policies, such as users who are not committed to seeking a long-term relationship or who provide false personal information.

Black List.  If users behave inappropriately through our platform, we will move such offenders to a “black list” and restrict their access to our database and their ability to send messages through our platform, even if they are paying users.

Key Word Search.  We use proprietary computer software to screen messages for offensive words and phrases and advertising as well as words and phrases that may indicate that a member is not otherwise seeking a serious relationship.  When words and phrases in these categories are flagged, a user service representative reviews the message and decides whether it may be delivered to the recipient.  If the message violates our policies, the message is deleted and the sender is put on our “watch list.” Repeat offenders are moved to our black list.

Cautionary Messages.  We post various cautionary messages on our platform about the potential dangers of meeting people in an online environment and the precautions that a user should take when meeting other users in-person. On our platform, we encourage our users to message users whose profiles have been verified each time they view profiles of unverified users. We also encourage our users to indicate their willingness to show their identity when they meet other users offline for the first time, and we will grant the users who are willing to do so additional mark below their profile photo and Jiayuan ID.

Payment Channels

We provide users of our online dating services the flexibility to choose from a number of payment options.  Payment options include online banking, online payment, wire transfer, postal remittance, prepaid cards and cash.  Most of our customers prefer online banking and online payment.  For online payment, we typically collect through nationally recognized payment processing agents and receive the fees within 48 hours.  We pay a percentage of the proceeds to these agents as commission.  Our agreements with the independent payment processing agents are generally for terms of one year.

Users can also pay for these services through mobile carriers.  For users who pay through mobile carriers, we will receive payments through our WVAS partners.  We do not bill users who pay for our services directly through their mobile phones.  Instead, we estimate revenue and cost of revenue based on internal billing records and adjust our revenue based on billing statements and fees remitted to us by our WVAS partners.  See “Item 3.  Key Information.  D. Risk Factors—Risks Relating to Our Business—We are required to estimate a portion of our reported revenues and cost of revenues at period-end, which may require subsequent adjustments to our financial statements.”

User Support

Our user support team operates 24 hours a day, seven days a week.  As of December 31, 2011, we employed a total of 80 full-time and 68 part-time user support representatives.  Our team of user support representatives helps users with matters such as completing profile descriptions and personal essays and choosing photos for their profiles, as well as answering questions about billing and technical issues.  Our user support team also reviews new and updated profiles and plays an integral role in implementing our online security measures.  User support representatives receive ongoing training in an effort to better personalize the experience for users that call in.

Marketing

We employ a variety of marketing and recruiting methods to attract users.  We believe that users are attracted to our online dating platform due to our excellent brand name, the quality of the online experience we offer, our large user base and our leading position in the industry.  Our user experience helps us to market through word-of-mouth and increases the time that users spend on our platform.  We also engage in a variety of marketing activities intended to drive traffic to our platform and to allow us to introduce our services to prospective users.  These including the following online marketing activities:

•                                          Paid search.  We utilize various popular search engines in China.  We pay for keywords or phrases relevant to our business and services so that when users search for these keywords or phrases on these search engines they will be directed to our platform.

•                                          Banner and other display advertising.  We conduct marketing campaigns online through the use of banner and other display advertising on navigation websites, internet portals and other specialized websites.

We also engage in a variety of marketing activities targeting users that access our platform through their wireless handsets, including advertising through WAP portals and application download platforms.

We have also initiated various offline marketing activities to further promote our brand awareness among existing and potential users.  For example, we market our services through direct marketing, trade shows and other media events, which include:

•                                          hosting or attending various public relations events, such as industry-related seminars and conferences, to promote our brand image and the value of online personal services;

•                                          hosting large-scale offline events for our users; and

•                                          picking and highlighting unique couples that met through our platform and promoting their personal stories as “success stories” on our platform.

In addition, we benefit from cross-promotional arrangements with third-party websites and television stations, under which we cooperate to help improve each other’s brand recognition.  We have collaborated with approximately 50 national and regional television shows, as well as with major Internet portals, such as MSN, with whom we have collaborated with since 2006.  In addition, we also collaborated with SINA from 2007 to 2010.  To enhance our market penetration, especially among working professionals, we also advertise through flat-panel television displays placed in high-traffic areas of commercial office buildings, such as lobbies and elevators.

Intellectual Property

Intellectual property rights, including copyrights, trademarks, domain names and trade secrets, are important to our success.  We rely on a combination of trademark, copyright and trade secret laws in China as well as confidentiality procedures and contractual provisions to protect our proprietary technology, our brand and our domain name.

Employment agreements with our employees typically contain confidentiality and invention assignment provisions, assigning to us the intellectual property rights in the platform, designs, business documents, tools and other relevant work generated by them as a result of performing their employment duties or using our resources while they are employed with us.  We also provide regular training to our employees regarding procedures that should be taken to protect our intellectual property, including information relating to our users.

We have registered 55 trademarks, including “世纪佳缘” (Shiji Jiayuan), “花千树” (Huaqianshu) and “jiayuan.com” in the PRC.  We have also registered 16 domain names relating to our web sites, including www.jiayuan.com, the primary URL for our online dating platform, and www.xique.com, the primary URL for our online event and wedding planning website.  See ‘‘Item 3.  Key Information.  D. Risk Factors—Risks Relating to Our Business—We have not obtained the trademark registration for the “世纪佳缘” (Shiji Jiayuan) trademark for dating and marriage agency services.  If we cannot secure rights to use this trademark for dating and marriage agency services, we may be subject to third-party claims, including claims by an individual who applied to register such trademark in 2005, and may be forced to discontinue using this trademark for dating and marriage agency services, which may adversely affect our ability to maintain our brands, cause us to incur litigation costs and divert resources and management attention.”

We believe that our confidentiality procedures and contractual provisions adequately protect our intellectual property rights, and avoid infringing or potentially infringing activities, minimize our exposure to third-party claims and protect our reputation as a company.  Despite our efforts, it may be possible for third parties to obtain and use our intellectual property without authorization, or challenge our intellectual property rights.  See “Item 3.  Key Information.  D. Risk Factors—Risks Relating to Our Business—If we are unable to protect our Internet domain names or proprietary rights upon which our business relies or avoid claims that we infringe upon the proprietary rights of others, our profitability may be materially and adversely affected.”

Competition

The online dating market in China is rapidly developing and there are currently few barriers to entry for potential competitors to set up online dating websites.  We compete with a number of different companies, both large and small, including vertically integrated Internet portals and specialty-focused media companies, that provide online and offline products and services similar to ours and that target the markets we serve.  Our principal competitors include Baihe.com and Zhenai.com, both of which operate online dating platforms.  We also compete with portals and classifieds websites that operate online dating subchannels, such as 163.com, Ganji.com, and 58.com. In addition, we face indirect competition from Internet portals such as Sina.com.cn, Sohu.com, QQ.com and social networking websites such as Renren.com and Kaixin001.com, each of which provide various online services or platforms that could be used to deliver dating services.  Due to the global accessibility of the Internet and because of the strong and growing demand for online dating services in China, we also face competition from overseas operators of online dating services and other foreign Internet companies.  There are also numerous other companies offering online dating services that compete with us that are smaller, less established and not as well known.

We also face competition from traditional offline dating service providers, such as matchmaking agencies, personal sections of newspapers and magazines and other conventional media companies that provide dating services.

We believe that the primary competitive factors in creating a successful online community focused on providing serious dating opportunities are functionality, brand recognition, having a critical mass of users, user affinity and loyalty, ease-of-use, quality of service and reliability.  Though the barriers to entry in setting up online dating websites are low, we believe it is difficult for new entrants to successfully compete because of the competitive factors listed above.

Legal Proceedings

We may be subject to legal proceedings, investigations and claims relating to the conduct of our business from time to time.  We may also initiate legal proceedings in order to protect our contractual and property rights.  We are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

Regulation

Regulation on Marriage Agency Business

The PRC has not adopted a unified and specific regulatory framework governing our business, except that no marriage agency or individual is permitted to engage in international marriage agency services by any means in accordance with the Circular regarding Further Strengthening the Administration of International Marriage Agency Activities issued by the General Office of the State Council on December 6, 1994.

However, certain local governments have promulgated regulations and rules in relation to marriage agencies or marriage agency services.  For example, the Shanghai Municipal Government promulgated the Administrative Measures on Shanghai Marriage Agencies, or the Shanghai Marriage Agency Measures, on December 24, 2001 and subsequently amended these measures on July 1, 2004.  Pursuant to the Shanghai Marriage Agency Measures, commercial marriage agencies are required to obtain a business license specifically including “marriage agency services” in its business scope from the relevant administrative authority for industry and commerce, while non-commercial marriage agencies are required to register with the local branch of the Ministry of Civil Affairs as a privately funded non-enterprise institution and obtain a registration certificate in accordance with the Interim Regulations on the Administration of the Registration of Privately Funded Non-enterprise Institutions, before commencing any marriage agency services.  A privately funded non-enterprise institution may not engage in profit-making business operations, and lawful income accrued from their activities can only be used for business operations prescribed by its articles of association, and is prohibited from being distributed to its sponsor.  In addition, marriage agencies are required to verify the evidence provided in relation to the marriage status as well as other personal information provided by the customer and shall decline to accept or publish any marriage advertisement in the event that the customer provides false or fake proofs.

We offer offline VIP services to certain of our clients in China, which may be deemed as a type of marriage agency services.  Currently, we provide the offline VIP services mainly through Jiayuan Shanghai Center, a privately funded non-enterprise entity under the supervision of the Shanghai Yangpu District Bureau of Civil Affairs, Beijing Huaqianshu and Shanghai Huaqianshu’s Beijing branch.  To comply with the above laws and regulations, the business scope of both entities includes marriage agency services.

Regulation on Foreign Investment Industry Catalogue

The Catalogue for the Guidance of the Foreign Investment Industries (2011) jointly promulgated by the National Development and Reform Commission and the Ministry of Commerce classifies industry sectors into four categories for the purpose of guiding foreign investment, namely the “encouraged”, “permitted”, “restricted” and “forbidden” categories, among which, the “encouraged”, “restricted” and “forbidden” categories are specified in the Catalogue for the Guidance of the Foreign Investment Industries (2011) while an industry that is not specifically placed into one of the above three categories falls into the category of “permitted” industries.  Pursuant to the Catalogue for the Guidance of the Foreign Investment Industries (2011), value-added telecommunications services businesses are listed within the restricted category.  Businesses falling within the restricted category of foreign investments are those that are subject to a stricter approval process or other conditions, such as restrictions on foreign investment ratios or stricter requirements on the qualification of foreign shareholders.  Direct foreign investment in these businesses, however, is not prohibited by PRC law.  The provision of online dating services by our PRC operating companies is a type of Internet-based business supported by value-added telecommunications services and thus, pursuant to the Catalogue for the Guidance of the Foreign Investment Industries (2011), falls in the restricted category whereby foreign ownership cannot exceed 50% of the total investment.  Hence, to comply with these provisions, we conduct our online dating services business principally through contractual arrangements between Shanghai Miyuan and our PRC operating companies and their respective shareholders instead of directly owning equity interest in our PRC operating companies.

Regulation on Telecommunications and Internet Information Services

The telecommunications industry, including the Internet sector, is highly regulated in the PRC.  Regulations issued or implemented by the State Council, the Ministry of Industry and Information Technology, or MIIT (formerly the Ministry of Information Industry, or MII), and other relevant government authorities cover many aspects of operation of telecommunications and Internet information services, including entry into the telecommunications industry, the scope of permissible business activities, licenses and permits for various business activities and foreign investment.

The principal regulations governing the telecommunications and Internet information services that we provide in the PRC include:

•                                          Telecommunications Regulations (2000), or the Telecom Regulations.  The Telecom Regulations categorize all telecommunications businesses in the PRC as either basic or value-added services.  Value-added telecommunications services are defined as telecommunications and information services provided through public network infrastructures.  The “Catalog of Telecommunications Business,” an attachment to the Telecom Regulations and updated by the MII’s Notice on Adjusting the Catalog of Telecommunications Business effective from April 1, 2003, categorizes various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services, according to which, Internet information services, or ICP services, are classified as value-added telecommunications businesses.  Under the Telecom Regulations, commercial operators of value-added telecommunications services are required to first obtain an operating license for value-added telecommunications services, or the ICP License, from the MIIT or its provincial level counterparts.

•                                          Administrative Measures on Internet Information Services (2000), or the Internet Measures.  According to the Internet Measures, a commercial ICP service operator must obtain an ICP License from the relevant government authorities before engaging in any commercial ICP service within the PRC.  When the ICP service involves areas of news, publication, education, healthcare, pharmaceuticals, medical equipment and other industries and if required by laws or relevant regulations, prior approval from the respective regulating authorities must be obtained prior to applying for the ICP License from MIIT or its local branch at the provincial level.  Moreover, an ICP service operator must display its ICP License number in a conspicuous location on its website and must monitor its website to remove categories of harmful content that are broadly defined.

•                                          Administrative Measures for Telecommunications Business Operating License (2009, revised), or the Telecom License Measures.  The Telecom License Measures set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses.  For example, an ICP service operator conducting business within a single province is required to apply for the ICP License from the MIIT’s applicable provincial level counterpart while an ICP service operator providing ICP services across provinces is required to apply for Trans-regional ICP License directly from MIIT.  An ICP service operator that has been granted the Trans-regional ICP License is required to file a record with the local branch of MIIT at the provincial level prior to conducting any value added telecommunications business in such provinces.  The appendix to the ICP License is required to detail the permitted activities to be conducted by the ICP service operator.  An approved ICP service operator is required to conduct its business in accordance with the specifications recorded on its ICP License.  The ICP License is subject to annual review and the annual review result will be recorded as an appendix to the ICP License, published to the public and notified to the applicable administrative authority for industry and commerce.

•                                          Detailed Rules on the Administration of Internet Websites (2005), which set forth that a website operator is required to apply for the ICP filing from the MIIT or its local branches at the provincial level on its own or through the access service provider.

•                                          Regulations for Administration of Foreign-Invested Telecommunications Enterprises (2008, revised), or the FITE Regulations.  The FITE Regulations set forth detailed requirements with respect to, among others, capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise.  Under the FITE Regulations, a foreign entity is prohibited from owning more than 50% of the total equity interest in any value-added telecommunications service business in the PRC and the major foreign investor in any value-added telecommunications service business in the PRC is required to have good track record in such industry.

•                                          Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business (2006).  Under this circular, a domestic PRC company that holds an ICP License is prohibited from leasing, transferring or selling the ICP License to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in the PRC.  Further, the domain names and registered trademarks used by an operating company providing value-added telecommunications service are required to be legally owned by such company and/or its shareholders.  In addition, such company’s operation premises and equipment should comply with its approved ICP License, and such company should establish and improve its internal Internet and information security policies and standards and emergency management procedures.

•                                          Tentative Measures for the Administration of Commercial Website Filings for Record and their implementing rules (2000).  Under these rules, commercial websites operated by ICP service operators registered in Beijing must: (i) file with the Beijing Administration of Industry and Commerce and obtain electronic registration marks; and (ii) place the registration marks on their websites’ homepages.

To comply with these PRC laws and regulations, we operate our value-added telecommunications business through Shanghai Huaqianshu, Beijing Huaqianshu, and Xique.  Shanghai Huaqianshu owns the essential domain names and trademarks and holds an ICP License in relation to our value-added telecommunications business on Jiayuan.com website.  A shareholder of Xique owns the essential domain name and Xique holds an ICP License in relation to value-added telecommunications business on Xique.com website.

Under various laws and regulations governing ICP services, ICP services operators are required to monitor their websites.  They may not produce, duplicate, post or disseminate any content that falls within the prohibited categories and must remove any such content from their websites, including any content that:

•                                          opposes the fundamental principles determined in the PRC’s Constitution;

•                                          compromises state security, divulges state secrets, subverts state power or damages national unity;

•                                          harms the dignity or interests of the State;

•                                          incites ethnic hatred or racial discrimination or damages inter-ethnic unity;

•                                          sabotages the PRC’s religious policy or propagates heretical teachings or feudal superstitions;

•                                          disseminates rumors, disturbs social order or disrupts social stability;

•                                          propagates obscenity, pornography, gambling, violence, murder or fear or incites the commission of crimes;

•                                          insults or slanders a third-party or infringes upon the lawful rights and interests of a third-party; or

•                                          includes other content prohibited by laws or administrative regulations.

The PRC government may shut down the websites of ICP License holders that violate any of such content restrictions and requirement, revoke their ICP Licenses or impose other penalties pursuant to applicable law.

Regulation on Internet Privacy

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of such rights.  In recent years, PRC government authorities have enacted legislation on Internet use to protect personal information from any unauthorized disclosure.  The Internet Measures prohibit an ICP service operator from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party.  Pursuant to the BBS Measures, ICP service operators that provide electronic messaging services must keep users’ personal information confidential and must not disclose such personal information to any third party without the users’ consent or unless required by law.  The regulations further authorize the relevant telecommunications authorities to order ICP service operators to rectify unauthorized disclosure.  ICP service operators are subject to legal liability if the unauthorized disclosure results in damages or losses to users.  The PRC government, however, has the power and authority to order ICP service operators to turn over personal information if an Internet user posts any prohibited content or engages in illegal activities on the Internet.

Regulation on Internet Bulletin Board Services

MII promulgated the Administrative Measures on Internet Bulletin Board Services, or the BBS Measures, on November 6, 2000.  The BBS Measures require that ICP service operators providing bulletin boards, discussion forums, chat rooms or similar services, or BBS services, to apply for, and obtain specific approval from, the telecommunications authorities, if they are commercial ICP service operators, or to make specific filing with the telecommunications authorities if they are noncommercial ICP service operators.  Moreover, ICP service operators must display their ICP License numbers, rules of BBS and inform their end users the possible legal liabilities for improper comments in a conspicuous location on their BBS.  On March 7, 2001, MII issued the Notice Regarding Strengthening the Approval and Supervision on the Bulletin Board Service of Internet Information Services to further specify the qualification and requirement for approval of BBS services and emphasize the principles of daily supervision on BBS services.  On July 4, 2010, the State Council promulgated the Decisions on Cancelling and Lowering the Administrating Levels of the Items subject to Administrative Approval (the Fifth Batch) and the item of administrative approval or filing requirement for BBS has been cancelled.  However, based on our verbal inquiry with the Beijing Branch of MIIT, ICP service operators registered in Beijing providing BBS services are still required to obtain the specific approval from the Beijing Branch of MIIT.

Xique has obtained the approval from the Beijing Branch of MIIT for the operation of BBS services on the Xique.com website.

Regulation on Advertising Business

The State Administration for Industry and Commerce, or the SAIC, is the government agency responsible for regulating advertising activities in the PRC.  Regulations governing advertising business mainly include:

•                                          Advertisement Law promulgated by the Standing Committee of the National People’s Congress on October 27, 1994 and went into effect on February 1, 1995;

•                                          Administrative Regulations for Advertising promulgated by the State Council on October 26, 1987 and went into effect on December 1, 1987; and

•                                          Implementation Rules for the Administrative Regulations for Advertising promulgated by the State Council on January 9, 1988, and amended on December 3, 1998, December 1, 2000 and November 30, 2004, respectively.

According to the above regulations, companies that engage in advertising activities must obtain from SAIC or its local branches a business license which specifically includes operating an advertising business within its business scope.  An enterprise engaging in advertising business as specified in its business scope does not need to apply for an advertising operation license, provided that such enterprise is not a radio station, television station, newspaper or magazine publisher or any other entity as specified in laws or administrative regulations.  Enterprises conducting advertising activities without such a license may be subject to penalties, including fines, confiscation of advertising income and orders to cease advertising operations.  The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant law or regulation.

PRC advertising laws and regulations set forth certain content requirements for advertisements in the PRC including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest.  Advertisers, advertising agencies, and advertising distributors are required by PRC advertising laws and regulations to ensure that the content of the advertisements they prepare or distribute is true and in full compliance with applicable law.  In providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations.  Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to verify that such censorship has been performed and approval has been obtained.  Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information.  In circumstances involving serious violations, SAIC or its local branches may revoke violators’ licenses or permits for their advertising business operations.

Regulation on Information Security and Censorship

Several legislations have been enacted to regulate the information security and censorship conducts in relation to the internet sector.  These legislations specifically prohibit the use of Internet infrastructure where it may breach public security, provide content harmful to the stability of society or disclose state secrets.  According to these legislations, it is mandatory for Internet companies in the PRC to complete security filing procedures and regularly update information security and censorship systems for their websites with the local public security bureau.  In addition, the newly amended Law on Preservation of State Secrets which became effective on October 1, 2010 provides that whenever an Internet service provider detects any leakage of state secrets in the distribution of online information, it should stop the distribution of such information and report to the authorities of state security and public security.  As per request of the authorities of state security, public security or state secrecy, the Internet service provider should delete any contents on its website that may lead to disclosure of state secrets.  Failure to do so on a timely and adequate basis may subject the Internet service provider to liability and certain penalties given by the State Security Bureau, the Ministry of Public Security and/or MIIT or their respective local counterparts.

As Shanghai Huaqianshu, Beijing Huaqianshu and Xique are ICP operators, they are subject to the laws and regulations relating to information security and censorship.  We have completed the mandatory security filing procedures with the local public security authorities, and will regularly update our information security and content-filtering systems with newly issued content restrictions as required by the relevant laws and regulations.

Regulation on Intellectual Property Rights

Copyright Law

Under the Copyright Law (1990), as revised in 2001 and 2010, and its related Implementing Regulations (2002), creators of protected works enjoy personal and property rights, including, among others, the right of dissemination via information network of the works.  The term of a copyright, other than the rights of authorship, alteration and integrity of an author which is unlimited in time, is life plus 50 years for individual authors and 50 years for corporations.

To address copyright issues relating to the Internet, several regulations, rules and interpretations were adopted by the PRC government and the PRC Supreme People’s Court.  Pursuant to these regulations, rules and interpretations, Internet service providers are required to bear joint liability with the infringer if they participate, assist or abet in infringing activities committed by any other person through Internet, are aware of the infringing activities committed by their website users through Internet or fail to remove infringing content or take other action to eliminate infringing consequences after receiving warning with evidence of such infringing activities from the copyright holder.  In addition, where an ICP service operator is clearly aware of the infringement of certain content against other’s copyright through the Internet or if the ICP service operator is aware of such infringement but fails to take measures to remove relevant contents upon receipt of the copyright owner’s notice, and as a result damages public interests, the ICP service operator could be subject to an order to stop the tortious act and other administrative penalties such as confiscation of illegal income and fines.  Where there is no evidence to indicate that an ICP service operator is clearly aware of the facts of tort, or the ICP service operator has taken measures to remove relevant contents upon receipt of the copyright owner’s notice, the ICP service provider is not required to bear the relevant administrative legal liabilities.

Furthermore, an ICP service provider may be exempted from indemnification liabilities under certain circumstances.  For instance, any ICP service provider, who provides automatic Internet access service upon instructions of its users or provides automatic transmission service of works, performance and audio-visual products provided by its users, will not be required to assume the indemnification liabilities if (i) it has not chosen or altered the transmitted works, performance and audio-visual products; and (ii) it provides such works, performance and audio-visual products to the designated user and prevents any person other than such designated user from obtaining the access.

Trademark Law

Registered trademarks are protected under the Trademark Law adopted in 1982 and amended in 1993 and 2001.  The PRC Trademark Office of SAIC is responsible for the registration and administration of trademarks throughout the PRC.  The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration.  Where a trademark for which a registration has been made is identical or similar to another trademark that has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected.  Any person applying for the registration of a trademark should not prejudice the existing right of others obtained by priority, nor should any person register in advance a trademark that has already been used by another person and has already gained “sufficient degree of reputation” through that person’s use.  After receiving an application, the PRC Trademark Office will make a public announcement if the relevant trademark passes the preliminary examination.  Within three months after such public announcement, any person may file an opposition against a trademark that has passed a preliminary examination.  The PRC Trademark Office’s decisions on rejection, opposition or cancellation of an application may be appealed to the PRC Trademark Review and Adjudication Board, whose decision may be further appealed through judicial proceedings.  If no opposition is filed within three months after the public announcement period or if the opposition has been overruled, the PRC Trademark Office will approve the registration and issue a registration certificate, upon which the trademark is registered and will be effective for a renewable ten-year period, unless otherwise revoked.

Regulation on Domain name

The domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by MII on November 5, 2004 and effective on December 20, 2004.  MIIT is the regulatory body responsible for the administration of the PRC Internet domain names, under supervision of which China Internet Network Information Center, or CNNIC, is responsible for the daily administration of CN domain names and Chinese domain names.  CNNIC promulgated the Implementation Rules of Registration of Domain Name, or the CNNIC Rules, which took effect on December 1, 2002.  Pursuant to the Administrative Measures on the Internet Domain Names and the CNNIC Rules, the registration of domain names adopts the “first to file” principle and the registrant shall complete the registration via the domain name registration service institutions.  In the event of a domain name dispute, the disputed parties may lodge a complaint to the designated domain name dispute resolution institution to trigger the domain name dispute resolution procedure in accordance with the CNNIC Measures on Resolution of the Domain Name Disputes, file a suit to the People’s Court or initiate an arbitration procedure.

The Labor Law and the Labor Contract Law

Pursuant to the Labor Law of the PRC effective on January 1, 1995, the Labor Contract Law of the PRC promulgated by the Standing Committee of National People’s Congress on June 29, 2007 and becoming effective on January 1, 2008, and the Implementing Regulations of the PRC Labor Contract Law promulgated by the State Council and becoming effective on September 3, 2008, an employment relationship is established from the date when an employee commences working for an employer and a written employment contract shall be entered into on this same day.  If an employment relationship has already been established with an employee but no written employment contract has been entered into simultaneously, a written employment contract shall be entered into within one month from the date on which the employee commences work.  If an employer fails to enter into a written employment contract with an employee after one month but within one year from the date on which the employment relationship is established, it shall pay the employee twice his/her salary for the period from the day following the lapse of one month as of the date of establishment of the employment relationship to the day prior to the execution of written employment contract, and rectify the situation by subsequently entering into a written employment contract with the employee.

Regulation on Foreign Exchange Control and Administration

Foreign exchange regulation in the PRC is primarily governed by the following regulations:

•                                          Foreign Exchange Administration Rules, or the Exchange Rules, promulgated by the State Council on January 29, 1996, which was amended on January 14, 1997 and on August 5, 2008; and

•                                          Administration Rules of the Settlement, Sale and Payment of Foreign Exchange, or the Administration Rules, promulgated by the People’s Bank of The PRC on June 20, 1996.

Under the Exchange Rules, for capital account items, such as direct investments, loans, security investments and the repatriation of investment returns, the conversion of foreign currency is still subject to the approval of, or registration with, SAFE or its competent local branches; while for the foreign currency payments for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, the SAFE approval is not necessary for the conversion of Renminbi except as otherwise explicitly provided by laws and regulations.  Under the Administration Rules, enterprises may only buy, sell or remit foreign currencies at banks that are authorized to conduct foreign exchange business after the enterprise provides valid commercial documents and relevant supporting documents and, in the case of certain capital account transactions, after obtaining approval from SAFE or its competent local branches.  Capital investments by enterprises outside of the PRC are also subject to limitations, which include approvals by the Ministry of Commerce, SAFE and the National Development and Reform Commission, or their respective competent local branches.  On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar.  Under the new policy, the Renminbi is permitted to fluctuate within a band against a basket of certain foreign currencies.

On August 29, 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Circular No. 142.  Pursuant to Circular No. 142, the Renminbi capital from the settlement of foreign currency capital of a foreign-invested enterprise must be used within the business scope as approved by the applicable government authority, and unless otherwise stipulated by law or regulation, such Renminbi capital may not be used for domestic equity investment.  Documents certifying the purposes of the settlement of foreign currency capital into Renminbi, including a business contract, must also be submitted for the settlement of the foreign currency.  In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of a foreign-invested company.  The use of such Renminbi capital may not be altered without the SAFE’s approval, and such Renminbi capital may not be used to repay Renminbi loans if such loans have not been used.  Violations of the Circular No. 142 could result in severe monetary fines or penalties.

Regulation on Foreign Exchange Registration of Offshore Investment by PRC Residents

On October 21, 2005, SAFE issued the Circular on Several Issues concerning Foreign Exchange Administration for Domestic Residents to Engage in Financing and in Return Investments via Overseas Special Purpose Companies, or Circular No. 75, which went into effect on November 1, 2005.  Circular No. 75 and related rules provide that if PRC residents establish or acquire direct or indirect interest of offshore special purpose companies, or offshore SPVs, for the purpose of financing these offshore SPVs with assets of, or equity interests in, an enterprise in the PRC, or inject assets or equity interests of PRC entities into offshore SPVs, they must register with local SAFE branches with respect to their investments in offshore SPVs.  Circular No. 75 also requires PRC residents to file changes to their registration if their offshore SPVs undergo material events such as capital increase or decrease, share transfer or exchange, merger or division, long-term equity or debt investments, and provision of guaranty to a foreign party.  SAFE subsequently issued relevant guidance to its local branches with respect to the operational process for the SAFE registration under Circular No. 75, which standardized more specific and stringent supervision on the registration relating to Circular No. 75 and imposed obligations on onshore subsidiaries of offshore SPVs to coordinate with and supervise PRC residents holding direct or indirect interest in offshore SPVs to complete the SAFE registration process.  Under the relevant SAFE rules, failure to comply with the registration procedures set forth in Circular No. 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore companies of offshore SPVs, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from such offshore entity, and may also subject relevant PRC residents and onshore company to penalties under PRC foreign exchange administration regulations.

We have requested PRC residents holding direct or indirect interest in our company to our knowledge to make the necessary applications, filings and amendments as required under SAFE Circular No. 75 and other related rules.  Ms. Haiyan Gong, Mr. Yongqiang Qian and Mr. Xu Liu, Mr. Fuping Yu, Mr. Cheng Li and Mr. Qingjun Zhu have completed the amendment registration or registration in relation to our Reorganization and their ownership changes in accordance with SAFE Circular No. 75 and they are required to update the registration or amendment registration in relation to our initial public offering.  We cannot assure you, however, that such amendment registration will be duly completed with the local SAFE branch.  See “Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore SPVs by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or may otherwise adversely affect us.”

Regulation on Stock Incentive Plan

On December 25, 2006, the People’s Bank of China promulgated the Administrative Measures for Individual Foreign Exchange.  On January 5, 2007, SAFE issued the Implementation Rules of the Administrative Measures for Individual Foreign Exchange, or the Individual Foreign Exchange Rule, which, among other things, specifies approval requirements for a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company.  On February 15, 2012, SAFE issued the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, or the Stock Incentive Plan Rules, which terminated the Processing Guidance on Foreign Exchange Administration of Domestic Individuals Participating in the Employee Stock Ownership Plans or Stock Option Plans of Overseas-Listed Companies issued by SAFE on March 28, 2007.  According to the Stock Incentive Plan Rules, if “domestic individuals” (both PRC residents and non-PRC residents who reside in the PRC for a continuous period of not less than one year, excluding the foreign diplomatic personnel and representatives of international organizations) participate in any stock incentive plan of an overseas listed company, a qualified PRC domestic agent, which could be the PRC subsidiaries of such overseas listed company, shall, among other things, file, on behalf of such individual, an application with SAFE to conduct the SAFE registration with respect to such stock incentive plan, and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the stock purchase or stock option exercise.  Such PRC individuals’ foreign exchange income received from the sale of stocks and dividends distributed by the overseas listed company and any other income shall be fully remitted into a collective foreign currency account in the PRC opened and managed by the PRC domestic agent before distribution to such individuals.

Our employees and consultants, who are “domestic individuals” and have been granted share options, or PRC optionees, became subject to the Stock Incentive Plan Rules when our company became an overseas listed company upon the completion of our initial public offering.  However, we cannot assure you that each of the above optionees will fully comply with the Individual Foreign Exchange Rule and Stock Incentive Plan Rules.  See “Risk Factors—Risks Relating to Doing Business in China—Failure to comply with PRC regulations regarding the registration of share options held by our employees who are “domestic individuals” may subject such employee or us to fines and legal or administrative sanctions.”

Regulation on Overseas Listings

On August 8, 2006, six PRC regulatory agencies, namely, the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, SAIC, CSRC and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and were amended on June 22, 2009.  The M&A Rules purport, among other things, to require that offshore special purpose vehicles, or SPVs, that are controlled by PRC companies or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interest held by such PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.  On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings.

While the application of the M&A Rules remains unclear, our PRC legal counsel has advised us that based on its understanding of the current PRC laws, rules and regulations and the M&A Rules, prior approval from the CSRC is not required under the M&A Rules for the listing and trading of our ADSs on Nasdaq Global Select Market given that (i) we established our PRC subsidiaries by means of direct investment other than by merger or acquisition of any equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules, and (ii) no provisions in the M&A Rules clearly classify our contractual arrangements with our PRC operating companies as the acquisition subject to the M&A Rules.  See “Risk Factors—Risks Related to Doing Business in China—The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with our initial public offering under PRC regulations and, if required, we cannot assure you that we will be able to obtain such approval.  The regulation also establishes more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.”

C.                 Organizational structure

We conduct substantially all of our business through two PRC subsidiaries and four VIEs in China.  The following diagram illustrates our subsidiaries, their country of incorporation and the proportion of our ownership of each as of the date of this annual report.

(1)                    These contracting shareholders are Ms. Haiyan Gong, Mr. Yongqiang Qian, Mr. Xu Liu, Mr. Fuping Yu, Mr. Qingjun Zhu and Mr. Cheng Li.

(2)                    Jiayuan Shanghai Center was established by Shanghai Huaqianshu as a privately funded non-enterprise institution that engages in non-profit social services.

Contractual Arrangements with Shanghai Huaqianshu, Beijing Huaqianshu, Xique and their Respective Shareholders and Jiayuan Shanghai Center

In order to comply with PRC law restricting foreign ownership and investment in value-added telecommunications service businesses and the prohibition on privately funded non-enterprise institutions from engaging in profit-making business operations in China, we operate our online dating and offline VIP services through a series of contractual arrangements among Shanghai Miyuan, Shanghai Huaqianshu, Beijing Huaqianshu, Xique and their respective shareholders, and Jiayuan Shanghai Center. Such contractual arrangements include exclusive technology licenses and service agreements, equity pledge agreements, exclusive equity transfer option agreements, shareholders’ voting rights entrustment agreements and loan agreements. As a result of these contractual arrangements,

•                                          through Shanghai Miyuan, we exercise effective control over Shanghai Huaqianshu, Beijing Huaqianshu, Xique and Jiayuan Shanghai Center;

•                                          in exchange for the provision of services, through Shanghai Miyuan we receive substantially all of the earnings and other economic benefits of Shanghai Huaqianshu, Beijing Huaqianshu, Xique and Jiayuan Shanghai Center to the extent permissible under PRC law;

•                                          through Shanghai Miyuan, we have an exclusive option to purchase all or part of the equity interests in Shanghai Huaqianshu, Beijing Huaqianshu and Xique, in each case when and to the extent permitted by PRC law.

Because we effectively control Shanghai Huaqianshu, Jiayuan Shanghai Center, Beijing Huaqianshu and Xique, we consolidate their operating results in our consolidated financial statements under U.S. GAAP.

Below is a summary of the material provisions of these agreements.

Agreements That Transfer Economic Benefit to Us

                Exclusive Technology License and Service Agreement with Shanghai Huaqianshu.    Pursuant to the amended and restated exclusive technology license and service agreement entered into on January 25, 2011 between Shanghai Miyuan and Shanghai Huaqianshu, Shanghai Huaqianshu retains Shanghai Miyuan as its exclusive provider of software and hardware licenses, technology support, hardware and data maintenance and updates, software development, maintenance and professional training, information collection and research, technology consulting services related to the business operations of Shanghai Huaqianshu. As consideration for such services, Shanghai Huaqianshu agreed to pay service fees equal to a certain percentage of Shanghai Huaqianshu’s annual revenues as agreed by the parties from time to time. The exclusive technology license and service agreement will expire on January 24, 2021, and, except by mutual agreement upon early termination by the parties in writing, the term of this agreement will be automatically extended for ten years.

Exclusive Technology License and Service Agreement with Jiayuan Shanghai Center.    Pursuant to the exclusive technology license and service agreement entered into on January 25, 2011 between Shanghai Miyuan and Jiayuan Shanghai Center, Jiayuan Shanghai Center retains Shanghai Miyuan as its exclusive provider of software and hardware licenses, technology support, hardware and data maintenance and updates, software development, maintenance and professional training, information collection and research, technology consulting services related to the business operations of Jiayuan Shanghai Center. As consideration for such services, Jiayuan Shanghai Center agreed to pay service fees equal to a certain percentage of Jiayuan Shanghai Center’s annual revenues as agreed by the parties from time to time. The exclusive technology license and service agreement will expire on January 24, 2021, and, except by mutual agreement upon early termination by the parties in writing, the term of this agreement will be automatically extended for ten years.

Exclusive Technology License and Service Agreement with Beijing Huaqianshu.    Beijing Miyuan and Beijing Huaqianshu entered into an exclusive technology license and service agreement on February 17, 2011. In addition, Beijing Miyuan, Shanghai Miyuan, Beijing Huaqianshu and its shareholders entered into an assignment agreement on May 6, 2011, or the Beijing Huaqianshu Assignment Agreement, pursuant to which Beijing Miyuan assigned to Shanghai Miyuan all the rights and obligations under the contractual arrangements and the other contracting parties thereto agreed and acknowledged such assignment. Pursuant to the exclusive technology license and service agreement and the Beijing Huaqianshu Assignment Agreement, Shanghai Miyuan provides software and hardware licenses, technology support, hardware and data maintenance, software development, maintenance and update, professional training, information collection and research, technology consulting services related to the business operations of Beijing Huaqianshu. As consideration for such services, Beijing Huaqianshu agreed to pay service fees equal to a certain percentage of Beijing Huaqianshu’s annual revenues as agreed by the parties from time to time. This exclusive technology license and service agreement will expire on February 16, 2021 and, except by mutual agreement upon early termination by the parties in writing, the term will be automatically extended for ten years.

Exclusive Technology License and Service Agreement with Xique.    Beijing Miyuan and Xique entered into an exclusive technology license and service agreement on February 17, 2011. In addition, Beijing Miyuan, Shanghai Miyuan, Xique and its shareholders entered into an assignment agreement on May 6, 2011, or the Xique Assignment Agreement, pursuant to which Beijing Miyuan assigned to Shanghai Miyuan all the rights and obligations under the contractual arrangements and the other contracting parties thereto agreed and acknowledged such assignment. Pursuant to the exclusive technology license and service agreement and the Xique Assignment Agreement, Shanghai Miyuan provides software and hardware licenses, technology support, hardware and data maintenance, software development, maintenance and update, professional training, information collection and research, technology consulting services related to the business operations of Xique. As consideration for such services, Xique agreed to pay service fees equal to a certain percentage of Xique’s annual revenues as agreed by the parties from time to time. This exclusive technology license and service agreement will expire on February 16, 2021 and, except by mutual agreement upon early termination by the parties in writing, the term will be automatically extended for ten years.

Agreements That Provide Us Effective Control Over Shanghai Huaqianshu and Jiayuan Shanghai Center

Loan Agreements.    Pursuant to an amended and restated loan agreement entered into on January 25, 2011, between Shanghai Miyuan and Ms. Haiyan Gong and Mr. Xu Liu, Shanghai Miyuan made interest-free loans of the equivalent of US$624,480 and US$575,520, respectively, to Ms. Haiyan Gong and Mr. Xu Liu. The loans are repayable on demand. If Ms. Gong and Mr. Liu intend to voluntarily repay the loans in whole or in part, or if Shanghai Miyuan requires Ms. Gong and Mr. Liu to repay the loans in whole or in part, Shanghai Miyuan or its designee may acquire a proportionate amount of the equity interests of Shanghai Huaqianshu from Ms. Gong and Mr. Liu for a purchase price equal to the principal amount of the repaid loans. Pursuant to a loan transfer agreement dated April 5, 2011, the rights and obligations under this loan agreement by Ms. Gong and Mr. Liu were transferred to the current shareholders of Shanghai Huaqianshu.

Pursuant to another loan agreement entered into on July 10, 2007, between Shanghai Miyuan and Ms. Gong, Shanghai Miyuan made a loan of RMB9.0 million to Ms. Gong for increasing the capital of Shanghai Huaqianshu. Except as otherwise provided therein, neither Shanghai Miyuan may require Ms. Gong to, nor Ms. Gong may, repay the loan in advance. Shanghai Miyuan or its designee may acquire such increased capital of Shanghai Huaqianshu from Ms. Gong for a purchase price equal to the principal amount of the repaid loan. After the completion of the restructuring, the rights and obligations under this loan agreement by Ms. Gong were transferred to the current shareholders of Shanghai Huaqianshu.

Shareholders’ Voting Rights Entrustment Agreement.    Pursuant to the amended and restated shareholders’ voting rights entrustment agreement entered into on January 25, 2011, between Shanghai Miyuan, Shanghai Huaqianshu and its shareholders, the shareholders of Shanghai Huaqianshu shall grant a PRC citizen, as agreed by Shanghai Miyuan, the right to exercise all their voting rights as shareholders of Shanghai Huaqianshu under its then-effective articles of association. Upon Shanghai Miyuan’s request, the grantors shall revoke the proxy and grant the same proxy to another PRC citizen as designated by the designee of Shanghai Miyuan. The shareholders’ voting rights entrustment agreement will remain effective until January 24, 2021, and, except by mutual agreement upon early termination by the parties in writing or any termination arising from Shanghai Huaqianshu or its shareholders’ material breach of obligations thereunder, the term of the shareholders’ voting rights entrustment agreement will be automatically extended for ten years.

Exclusive Equity Transfer Option Agreement.    Pursuant to the amended and restated exclusive equity transfer option agreement entered into on January 25, 2011 between Shanghai Miyuan, Shanghai Huaqianshu and its shareholders, Shanghai Miyuan has an exclusive option to purchase, or to designate another qualified individual or entity to purchase, to the extent permitted by PRC law, part or all of the equity interests in Shanghai Huaqianshu owned by Shanghai Huaqianshu’s shareholders. The purchase price for the entire equity interest of Shanghai Huaqianshu shall be the proportionate amount of the registered capital owned by such shareholder or an amount agreed by the parties in writing provided that, in case of any compulsory requirement by then PRC laws, the purchase price shall be the minimum price permitted by applicable PRC law. The exclusive equity transfer option agreement remains in effect until the completion of the transfer of all the shares in accordance with this agreement.

Equity Pledge Agreement.    Pursuant to the amended and restated equity pledge agreement entered into on January 25, 2011 between Shanghai Miyuan and Shanghai Huaqianshu’s shareholders, Shanghai Huaqianshu’s shareholders pledged their equity interest in Shanghai Huaqianshu to Shanghai Miyuan to secure such shareholders’ obligations under the loan agreement, the shareholders voting rights entrustment agreement and the exclusive equity transfer option agreement as well as Shanghai Huaqianshu’s obligations under the exclusive technology license and service agreement, each as described above. The equity pledge agreement will expire when the shareholders and Shanghai Huaqianshu have fully performed their obligations under the agreements described above.

Cooperative Operation Agreement.    Pursuant to the cooperative operation agreement entered into on January 25, 2011 among Shanghai Miyuan, Shanghai Huaqianshu and Jiayuan Shanghai Center, in order to ensure Jiayuan Shanghai Center’s ability to make payments to Shanghai Miyuan under an exclusive technology license and service agreement between Jiayuan Shanghai Center and Shanghai Miyuan, Shanghai Huaqianshu agrees to appoint designees of Shanghai Miyuan as the members of the management committee and the key employees of Jiayuan Shanghai Center upon the request of Shanghai Miyuan. This agreement will expire on January 24, 2021 and, unless terminated early by Shanghai Miyuan, the term will be automatically extended for ten years.

Agreements That Provide Us Effective Control Over Beijing Huaqianshu

Loan Agreement.    Pursuant to a loan agreement entered into on February 17, 2011, between Beijing Miyuan and Ms. Haiyan Gong and Mr. Yu Zhang, Beijing Miyuan made interest-free loans of RMB0.7 million and RMB0.3 million, respectively, to Ms. Gong and Mr. Zhang, the original shareholders of Beijing Huaqianshu at the date of its establishment. The loans are repayable on demand. If Ms. Gong and Mr. Zhang intend to voluntarily repay the loans, Beijing Miyuan or its designee may acquire the equity investments of Beijing Huaqianshu from Ms. Gong and Mr. Zhang for a purchase price equal to the principal amount of the loans. Pursuant to a loan transfer agreement dated April 5, 2011, the rights and obligations under this loan agreement by Ms. Gong and Mr. Zhang were transferred to the current shareholders of Beijing Huaqianshu. Pursuant to the Beijing Huaqianshu Assignment Agreement, the rights and obligations under this loan agreement by Beijing Miyuan were transferred to Shanghai Miyuan.

Shareholders’ Voting Rights Entrustment Agreement.    Pursuant to the shareholders’ voting rights entrustment agreement entered into on February 17, 2011, between Beijing Miyuan, Beijing Huaqianshu and its shareholders, and the Beijing Huaqianshu Assignment Agreement, the shareholders of Beijing Huaqianshu have granted Ms. Haiyan Gong, who is a PRC citizen, as agreed by Shanghai Miyuan, the right to exercise all their voting rights as shareholders of Beijing Huaqianshu as provided under its articles of association. Upon Shanghai Miyuan’s request, the grantors shall revoke the proxy and grant the same proxy to another PRC citizen as designated by Shanghai Miyuan. The shareholders’ voting rights entrustment agreement will remain effective until February 16, 2021 and, except by mutual agreement upon early termination by the parties in writing or any termination arising from Beijing Huaqianshu or its shareholders’ material breach of obligations thereunder, the term of the shareholders’ voting rights entrustment agreement will be automatically extended for ten years.

Exclusive Equity Transfer Option Agreement.    Pursuant to the exclusive equity transfer option agreement entered into on February 17, 2011, between Beijing Miyuan, Beijing Huaqianshu and its shareholders, and the Beijing Hauqianshu Assignment Agreement, Shanghai Miyuan has an exclusive option to purchase, or to designate another qualified individual or entity to purchase, to the extent permitted by PRC law, part or all of the equity interests in Beijing Huaqianshu owned by Beijing Huaqianshu’s shareholders.

The purchase price for the entire equity interest of Beijing Huaqianshu shall be the amount of the proportionate registered capital owned by such shareholder or an amount agreed by the parties in writing, provided that, in case of any compulsory requirement by then PRC laws, the purchase price shall be the minimum price permitted by applicable PRC law. The exclusive equity transfer option agreement remains in effect until the completion of the transfer of all the shares in accordance with this agreement.

Equity Pledge Agreement.    Pursuant to the equity pledge agreement entered into on February 17, 2011, between Beijing Miyuan and Beijing Huaqianshu’s shareholders, and the Beijing Huaqianshu Assignment Agreement, Beijing Huaqianshu’s shareholders pledged their equity interest in Beijing Huaqianshu to Shanghai Miyuan to secure such shareholders’ obligations under the loan agreement, the shareholders’ voting rights entrustment agreement and exclusive equity transfer option agreement and Beijing Huaqianshu’s obligations under the exclusive technology license and service agreement, each as described above. The equity pledge agreement will expire when the shareholders and Beijing Huaqianshu have fully performed their obligations under the agreements described above. Pursuant to the Beijing Huaqianshu Assignment Agreement, the pledge of equity interest in Beijing Huaqianshu by the current shareholders of Beijing Huaqianshu in favor of Beijing Miyuan will be de-registered and such equity pledge will be re-registered in favor of Shanghai Miyuan.

Agreements That Provide Us Effective Control Over Xique

Loan Agreement.    Pursuant to a loan agreement entered into on February 17, 2011, between Beijing Miyuan and Ms. Haiyan Gong and Mr. Yu Zhang, Beijing Miyuan made interest-free loans of RMB0.7 million and RMB0.3 million, respectively, to Ms. Gong and Mr. Zhang, the original shareholders of Xique at the date of its establishment. The loans are repayable on demand. If Ms. Gong and Mr. Zhang intend to voluntarily repay the loans, Beijing Miyuan or its designee may acquire the equity investments of Xique from Ms. Gong and Mr. Zhang for a purchase price equal to the principal amount of the loans. Pursuant to a loan transfer agreement dated April 5, 2011, the rights and obligations under this loan agreement by Ms. Gong and Mr. Zhang were transferred to the current shareholders of Xique. Pursuant to the Xique Assignment Agreement, the rights and obligations under this loan agreement by Beijing Miyuan were transferred to Shanghai Miyuan.

Shareholders’ Voting Rights Entrustment Agreement.    Pursuant to the shareholders’ voting rights entrustment agreement entered into on February 17, 2011, between Beijing Miyuan, Xique and its shareholders, and the Xique Assignment Agreement, the shareholders of Xique have granted Ms. Haiyan Gong, who is a PRC citizen, as agreed by Shanghai Miyuan, the right to exercise all their voting rights as shareholders of Xique as provided under its articles of association. Upon Shanghai Miyuan’s request, the grantors shall revoke the proxy and grant the same proxy to another PRC citizen as designated by Shanghai Miyuan. The shareholders’ voting rights entrustment agreement will remain effective until February 16, 2021 and, except by mutual agreement upon early termination by the parties in writing or any termination arising from Xique or its shareholders’ material breach of obligations thereunder, the term of the shareholders’ voting rights entrustment agreement will be automatically extended for ten years.

Exclusive Equity Transfer Option Agreement.    Pursuant to the exclusive equity transfer option agreement entered into on February 17, 2011, between Beijing Miyuan, Xique and its shareholders, and the Xique Assignment Agreement, Shanghai Miyuan has an exclusive option to purchase, or to designate another qualified individual or entity to purchase, to the extent permitted by PRC law, part or all of the equity interests in Xique owned by Xique’s shareholders. The purchase price for the entire equity interest of Xique shall be the amount of the proportionate registered capital owned by such shareholder or an amount agreed by the parties in writing, provided that, in case of any compulsory requirement by then PRC laws, the purchase price shall be the minimum price permitted by applicable PRC law. The exclusive equity transfer option agreement remains in effect until the completion of the transfer of all the shares in accordance with the exclusive equity transfer option agreement.

Equity Pledge Agreement.    Pursuant to the equity pledge agreement entered into on February 17, 2011, between Beijing Miyuan and Xique’s shareholders, and the Xique Assignment Agreement, Xique’s shareholders pledged their equity interest in Xique to Shanghai Miyuan to secure such shareholders’ obligations under the loan agreement, the shareholders’ voting rights entrustment agreement and exclusive equity transfer option agreement and Xique’s obligations under the exclusive technology license and service agreement, each as described above. The equity pledge agreement will expire when the shareholders and Xique have fully performed their obligations under the agreements described above.

Pursuant to the Xique Assignment Agreement, the pledge of equity interest in Xique by the current shareholders of Xique in favor of Beijing Miyuan will be de-registered and such equity pledge will be re-registered in favor of Shanghai Miyuan.

In the opinion of Zhong Lun Law Firm, our PRC legal counsel:

•                                          the corporate structure of our PRC subsidiaries, our PRC operating companies and Jiayuan Shanghai Center complies with current PRC laws, rules and regulations; and

•                                          our contractual arrangements among Shanghai Miyuan, our PRC operating companies and their respective shareholders, and Jiayuan Shanghai Center are valid and binding on all parties to these arrangements, and do not violate current PRC laws, rules or regulations.

Our PRC legal counsel has further advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. There can be no assurance that the PRC regulatory authorities will not take a view that is contrary to the above opinion of our PRC legal counsel in the future and if the PRC government determines that the agreements that establish the structure for operating our PRC value-added telecommunications service businesses and offline VIP services do not comply with applicable restrictions on foreign investment in the telecommunications industry and the prohibition on privately funded non-enterprise institutions from engaging in profit-making business operations, we could be subject to severe penalties including being prohibited from continuing operation. See “Item 3.  Key Information.  D. Risk Factors—Risks Relating to Regulation of Our Business and to Our Structure.”

D.      Property, plants and equipment

Our principal executive offices are located on premises comprising approximately 2,835 square meters at Changxin Building, No. 39 Anding Road, Chaoyang District, Beijing, the People’s Republic of China. We also have offices in Shanghai, Guangzhou, Hangzhou, Nanjing, Chengdu, Wuhan and Shenzhen.  We lease all of our premises from unrelated third parties.  We believe after due inquiry that each of the lessors either has valid title to the property or has proper authorization from the title owner to sublease the property.  We plan to renew each of these leases when they expire.  Below is a summary of the term of each of our leases:

Property	Space (in square meters)	Expiration Date

Beijing	1,980	September 15, 2013
	857	December 14, 2013
	855	January 31, 2013
Shanghai	694	November 14, 2015
Guangzhou	359	November 28, 2012
Hangzhou	257	March 15, 2013
Nanjing	229	March 14, 2014
Chengdu	187	May 17, 2012
Wuhan	173	December 5, 2012
Shenzhen	117	October 13, 2012

We believe that our leased facilities are adequate to meet our needs for the foreseeable future, and that we will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our future expansions.

Item 4A.     Unresolved Staff Comments.

Not applicable.

Item 5.       Operating and Financial Review and Prospects.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information — D. Risk Factors” or in other parts of this annual report on Form 20-F.

A.      Operating results

Overview

We operate the largest online dating platform in China.  According to iResearch, Jiayuan.com ranked first in terms of number of unique visitors and time spent among all online dating websites in China in 2011.

We derive most of our revenues from our platform.  Our platform can be accessed through internet browsers, wireless applications, desktop clients and WAP mobile browsers. We offer users free registration with immediate full search access to our database, and we only began charging fees for messaging services provided on our platform in October 2008.  Our online revenues are mainly derived from initial message fees, periodic subscription fees and revenues from a number of fee-based value-added services.  We charge either the sender or the recipient a RMB2.00 fee in order for an initial message to be readable, a pricing strategy designed to target and reach the mass market with its affordability.  We intend to generate additional revenue from our online businesses by increasing the number of our paying users and by encouraging our users to purchase additional services.  We intend to achieve this by broadening the scope of our advertising campaign in online and offline channels and enhancing user experience by optimizing our search methodologies.  We also plan to develop new services for our users, such as continued expansion into our mobile platform, adding additional types of subscription packages and increasing the ways in which users can interact with one another.  As our paying user base grows, we intend to generate additional revenues through our value-added services such as virtual gifts and improved search rankings as well as new value-added services.  As of December 31, 2011, we had a total of 55.9 million registered user accounts, with an average of 5,179,713 monthly active user accounts in the fourth quarter of 2011.  The number of our average monthly paying user accounts in the fourth quarter of 2011 was 1,172,159 compared to 761,271 in the fourth quarter of 2010, representing an increase of 54.0%.

We have also been expanding our business to offline events and VIP services.  In 2011, we hosted a total of 1,066 offline events in 155 cities throughout China to provide our users offline opportunities to meet in person.  Such offline events also help to promote our national brand name and benefit our online platform.  Our VIP services, which offer personalized search services geared towards more affluent clients, help to diversify our revenue mix.

We generated net revenues of RMB63.9 million, RMB167.6 million and RMB331.2 million (US$52.6 million) in 2009, 2010 and 2011, respectively.  We had net income of RMB5.7 million, RMB16.7 million and RMB37.2 million (US$5.9 million) in 2009, 2010 and 2011, respectively.  Excluding non-cash share-based compensation expenses, we had non-GAAP net income of RMB7.3 million, RMB23.7 million and RMB67.8 million (US$10.8 million) in 2009, 2010 and 2011, respectively.  For a reconciliation of our non-GAAP net (loss)/income to our U.S. GAAP net (loss)/income, see “Item 3. Key Information—A. Selected Financial Data.”

Factors Affecting Our Results of Operations

Continued popularity of online dating services.  Our business is highly dependent upon online dating remaining a popular means of seeking committed relationships in China.  We have benefited from the growth in the demand for online dating services in recent years as an increasingly accepted means for single adults to meet new companions, form relationships and get married.  According to iResearch, the number of singles over the age of 18 visiting online dating platforms increased from 14 million in 2009 to 26 million in 2011 and is expected to reach 60 million in 2015.  Unprecedented urbanization, rapidly changing demographics, China’s unique cultural considerations and traditional values and China’s fast growing Internet industry have all contributed to the demand for online dating services in China.

Our results of operations are significantly affected by the number of our paying users and the long-term growth of our business will be driven by the appeal of our online services relative to traditional matchmaking services or forms of dating and related services that might emerge in the future.  Should the popularity of online dating services decline, such as due to negative publicity, our results of operations may be adversely affected.

Our ability to attract and engage paying users.  Our revenues in any given period are significantly affected by the number of users who pay for our online dating services.  Rising income levels and overall economic growth in China in recent years have led to an increasing willingness of users to pay for our services.  Net revenues from our online services increased by 195.4% from RMB45.4 million in 2009 to RMB134.1 million in 2010 and by 106.8% from RMB134.1 million in 2010 to RMB277.2 million (US$44.0 million) in 2011.  This corresponded to a 172.0% increase in average monthly paying user accounts from 203,317 in 2009 to 552,930 in 2010 and a 100.9% increase in average monthly paying user accounts from 552,930 in 2010 to 1,111,060 in 2011.  The long-term growth of our business is largely driven by our ability to attract new users and to convert these users into paying users.  We believe we attract users because of our reputation for providing a serious and reliable online dating platform, our large active user base, the high-quality user experience and the general market awareness of our “Jiayuan” brand.  Our users become and remain paying users because of the value and variety of our services as well as our results-based fee structure, which we believe align revenue generation with results experienced by our users.  The growth in revenues to date has been driven by the increasing number of our paying users and our revenues for future periods will depend on our continued success in attracting and retaining paying users, as well as increasing monetization of the paying users.

However, our ability to attract and engage paying users is also subject to challenges, such as increasing competition in the online dating business in China.  We compete with other online dating service providers, social networking websites and traditional dating services.  If we fail to compete successfully, our results of operations may be adversely affected.

Our ability to introduce new products and services.  Prior to October 2008, we generated revenues primarily from non-message related value-added services and selling advertisement space on our platform.  In an effort to generate additional revenue from our user base, we began charging fees for messaging between users via our online dating platform in October 2008, which contributed to our rapid revenue growth.  As a result, 87.6% of net revenue from our online services was generated from our initial message and periodic message-related subscription fees in 2011.  We also introduced other value-added services, such as virtual gifts, improved search rankings and online chatting services as well as premium user subscriptions such as “VIP memberships” to attract and retain users.  We intend to introduce more value-added services in the future.  Although we expect net revenue generated from our value-added services to increase going forward, our results of operations will be affected by the level of user acceptance and popularity of such new products and services.

Our ability to control our operating costs and expenses and improve operational efficiency.  Our profitability is significantly affected by our cost of revenues and operating expenses.  Our cost of revenues from online services, which is directly related to the number of our active user accounts, increased 98.0% from RMB20.3 million in 2009 to RMB40.2 million in 2010 and 82.5% from RMB40.2 million in 2010 to RMB73.4 million (US$11.7 million) in 2011, corresponding to an increase in our active user accounts.  While our cost of revenues from online services grew in absolute terms in 2010 compared to 2009 and in 2011 compared to 2010 due to the growth in active user accounts, they declined as a percentage of our net revenues from online services from 44.8% in 2009 to 30.0% in 2010 and to 26.5% in 2011 as we began to benefit from the increase in the number of paying user accounts.  The main factors affecting our selling and marketing expenses are our advertising and promotional expenses to attract new users to our platform and our personnel costs.  Our selling and marketing expenses have increased significantly from RMB16.6 million in 2009 to RMB57.9 million in 2010 to RMB110.5 million (US$17.6 million) in 2011 as we expanded our marketing and brand promotion efforts, as well as due to the increase in advertising fees charged by our third-party service providers, such as commercial search engines and Internet portals.  The increase in 2011 from 2010 corresponded to a 31.9% increase in new registered user accounts from 15.8 million in 2010 to 20.8 million in 2011 and the increase in 2010 from 2009 corresponded to a 143.1% increase in new registered user accounts from 6.5 million in 2009 to 15.8 million in 2010.  We expect our selling and marketing expenses to increase in the future as we seek to expand our user base and as advertising fees charged by third-party service providers continue to increase.  Therefore, our ability to control such costs and expenses will directly impact our profitability.

Description of Certain Statement of Operations Items

Net Revenues

We derive our revenues from three segments, namely online services, events and VIP services and other services.  Our net revenues are gross revenues net of the PRC business taxes and surcharges, ranging from 3.39% to 8.50%, that our PRC operating companies pay on their gross revenues.

The following table sets forth our net revenues by segment for the periods indicated:

	For the year ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
	(in thousands)
Online Services	45,387	134,062	277,186	44,040
Events and VIP Services	12,801	26,265	51,235	8,141
Other Services	5,706	7,262	2,820	448
Total	63,894	167,589	331,241	52,629

Online services

Net revenues from online services reflect net revenue generated from our online dating services.  Net revenues generated from online dating services primarily consist of initial message fees and periodic subscription fees, as well as fees from value-added services such as virtual gifts, improved search rankings, online chatting services and “VIP memberships.” In 2011, 87.6% of net revenues from our online services were generated from our initial message and periodic message-related subscription fees.  Net revenue from online services accounted for 71.0%, 80.0% and 83.7% of our net revenues in 2009, 2010 and 2011, respectively.

Events and VIP services

Net revenues from events and VIP services accounted for 20.0%, 15.7% and 15.5% of our net revenues in 2009, 2010 and 2011, respectively.  Net revenues from events are generated from organizing and hosting events, including speed-dating, dance parties and other social events for our users and consist primarily of ticket sales.  In 2011, we hosted a total of 1,066 offline events in 155 cities throughout China to provide our users offline opportunities to meet in person.  We expect our events services to continue to attract a large attendance due to our established brand and reputation in the online dating sector.

Net revenues from VIP services primarily reflect net revenues from providing special, personalized services for our VIP clients where our service representatives take a proactive approach in finding potential companions for our VIP clients.  Payments for VIP services are typically collected upon execution of the VIP service agreement.  Our VIP services have become increasingly popular due to our reputation as an effective and serious online dating service provider, and the ability of our VIP sales representatives to better serve higher income clients.

Other services

Other services revenue consists primarily of advertising.  Advertising revenues are principally derived from online advertising arrangements, which allow advertisers to place advertisements on particular areas of our websites, in particular formats and over particular period of time. Other services revenue also derived from sponsorship advertising services that allow advertisers to sponsor a particular event organized by us.  Historically, advertisements were placed on our Jiayuan.com website, representing less than 5% and 1% of our net revenues in 2010 and 2011, respectively.

Net revenue from other services accounted for 9.0%, 4.3% and 0.9% of our net revenues in 2009, 2010 and 2011, respectively.

Cost of Revenues

Our cost of revenues includes the cost of services in our three segments.  Personnel costs include share-based compensation expenses.  The following table sets forth the components of our cost of revenues for the periods indicated:

	For the year ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
	(in thousands)
Online Services	20,319	40,228	73,427	11,666
Events and VIP Services	7,245	18,787	26,183	4,161
Other Services	884	2,034	5,204	827
Total	28,448	61,049	104,814	16,654

Online services

Cost of services in our online services segment primarily consists of commission expenses, personnel costs, network costs and depreciation.  Commission expenses primarily consist of the payment made to distribution and collection companies for money collection, including online banking, online payment and our WVAS partners.  Personnel costs include salary and benefits paid to our staff and customer service personnel.  Network costs consist of server hosting fees, bandwidth fees and related fees paid to vendors that host our server network.  We anticipate that our cost of online services will continue to increase as we continue to attract more active users.

Events and VIP services

Cost of services in our events and VIP services segment primarily include personnel and events expenses.  Cost of revenues from events and VIP services accounted for 25.5%, 30.8% and 25.0% of our cost of revenues in 2009, 2010 and 2011, respectively.

Other services

Cost of services in our other services segment primarily includes personnel costs, including salaries as well as commissions paid to our staff in respect of advertising revenue.  Cost of revenues from other services accounted for 3.1%, 3.3% and 5.0% of our cost of revenues in 2009, 2010 and 2011, respectively.

Operating Expenses

Our operating expenses consist of selling and marketing expenses, general and administrative expenses and research and development expenses.  The following table sets forth our operating expenses by amount for the periods indicated:

	For the year ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
	(in thousands)
Selling and Marketing Expenses	16,574	57,867	110,521	17,560
General and Administrative Expenses	8,631	24,338	64,310	10,218
Research and Development Expenses	8	381	11,796	1,874
Total	25,213	82,586	186,627	29,652

Selling and Marketing Expenses

Our selling and marketing expenses primarily consist of advertising and promotion expenses for our online and offline services, salary and benefits for our sales and marketing personnel, share-based compensation expenses and other expenses incurred by our sales and marketing personnel.  We incur substantial expenses related to our advertising.  These advertising costs are primarily online advertising, including fees we pay to third-party service providers, such as commercial search engines and Internet portals, for the purpose of promoting and increasing traffic to our website and wireless platform, which helps us to raise our brand profile.  We expect our selling and marketing expenses to increase in the future as we continue to promote our platform and our brand, as we try to deepen our penetration in second-tier and third-tier cities in China, and as advertising rates in China continues to increase.

General and Administrative Expenses

Our general and administrative expenses primarily consist of salary and benefits for general management, finance, administrative personnel, professional services fees, share-based compensation expenses, professional service fees such as audit fees and legal fees, office expenses and other expenses in relation to general and administrative purposes.  We expect our general and administrative expenses to increase in the near term in connection with the growth of our business and the costs associated with being a public company, including costs necessary to enhance our internal control over financial reporting to meet obligations under the Sarbanes-Oxley Act.

Research and Development Expenses

Our research and development expenses consist primarily of salaries and benefits for personnel engaged in the research and development of our platform.  We increased our research and development efforts since the second half of 2010 and in 2011, and expect such expenses to increase in the near future as we continue to invest in our research and development capabilities.

Share-based Compensation Expenses

We have granted certain options to purchase our ordinary shares to our directors, officers, employees and non-employees.  As of December 31, 2009, 2010 and 2011, options to purchase 2,424,400 ordinary shares, 3,221,800 ordinary shares and 4,382,636 ordinary shares, respectively, were outstanding, including options to purchase 110,346 ordinary shares, 713,892 ordinary shares and 1,716,844 ordinary shares, respectively, that were legally vested.

In 2009, 2010 and 2011, we recognized share-based compensation expenses totaling RMB1.6 million, RMB7.0 million and RMB30.5 million (US$4.9 million), respectively.  Our share-based compensation expenses increased in 2011 due to options granted with performance conditions that became fully vested upon our initial public offering, which amounted to RMB17.5 million (US$2.8 million).  These costs are included in cost of revenues, selling and marketing expenses, general and administrative expenses and research and development expenses, and are associated with the expensing of vested options.  The following table sets forth a breakdown of our share-based compensation expenses recognized for the periods indicated.

	For the year ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
	(in thousands)
Cost of Revenues	178	2,041	2,624	417
Selling and Marketing Expenses	52	700	796	126
General and Administrative Expenses	1,395	4,174	25,726	4,087
Research and Development Expenses	—	48	1,396	222
Total	1,625	6,963	30,542	4,853

As of December 31, 2011, we had RMB19.6 million (US$3.1 million) in unrecognized share-based compensation expenses related to non-vested share options and unrecognized compensation cost of employee options with service vesting conditions were expected to be recognized over a weighted average period of 1.03 years.  We plan to continue to issue options and other share-based compensation as part of our recruitment and retention policies, which may lead to significant share-based compensation expenses in the future.  For more information, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies—Share-based Compensation.”

Taxation

Cayman Islands

We are not subject to Cayman Islands tax on our income or capital gains.  Payment of dividends is not subject to withholding tax in the Cayman Islands.

British Virgin Islands

Harper is not subject to British Virgin Islands tax on income or capital gains.  Payment of dividends is not subject to withholding tax in the British Virgin Islands.

Hong Kong

Jiayuan Hong Kong, our wholly-owned subsidiary, is not subject to Hong Kong profits tax on foreign-sourced dividends and capital gains.  As an entity incorporated in Hong Kong, Jiayuan Hong Kong was subject to 16.5% income tax for the year ended December 31, 2011 on its taxable income generated from operations in Hong Kong.  Payment of dividends is not subject to withholding tax in Hong Kong.

PRC

Enterprise Income Tax

Our subsidiaries and affiliates in China are subject to Enterprise Income Tax, or EIT, in China.  Prior to January 1, 2008, under applicable PRC tax laws, our subsidiaries and affiliated entities were generally subject to EIT at a statutory rate of 33%, which comprised 30% national income tax and 3% local income tax.  However, certain types of foreign-invested enterprises and high or new technology enterprises located in certain specified high-tech zones were entitled to preferential tax treatments.

On March 16, 2007, the National People’s Congress adopted the Enterprise Income Tax Law, or the EIT Law, and in December 2007, the State Council promulgated the implementing rules of the EIT Law, both of which became effective from January 1, 2008.  The EIT Law significantly curtails tax incentives granted to foreign-invested enterprises under the previous tax law.  The EIT Law, however, (i) reduces the statutory rate of enterprise income tax from 33% to 25%, (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules, and (iii) introduces new tax incentives, subject to various qualification criteria.  Under the phase-out rules, enterprises established before the promulgation date of the EIT Law and which were granted preferential EIT treatment under the then effective tax laws or regulations may continue to enjoy their preferential tax treatments until their expiration.  In addition, the EIT Law and its implementing rules permit qualified high and new technology enterprises, or HNTEs, to enjoy a reduced EIT rate of 15%.  The qualification criteria are significantly higher than those prescribed by the old tax rules.  See “Item 3.  Key Information.  D. Risk Factors—Risk Factors Relating to Doing Business in China—Our business benefits from certain government tax preferential treatment and incentives.

Expiration, reduction or discontinuation of, or changes to, these incentives will increase our tax burden and reduce our net income.”

According to a circular issued by the Ministry of Finance of the PRC and the State Administration of Taxation of the PRC on February 22, 2008, “software enterprises” are entitled to an exemption from income taxes for two years beginning with their first profitable year and a 50% tax reduction to a 12.5% income tax rate for the subsequent three years.

Our subsidiaries and affiliated entities in China were subject to the statutory EIT rate of 33% on taxable income prior to January 1, 2008 and the standard EIT rate of 25% thereafter, except that Shanghai Huaqianshu has been deemed to qualify as an HNTE under the EIT Law in 2010 and was entitled to the reduced EIT rate of 15% for 2010, 2011 and 2012 and Shanghai Miyuan has qualified as a “software enterprise,” allowing it to be exempt from income taxes for the 2011 and 2012 fiscal years and a preferential tax rate of 12.5% for the 2013, 2014 and 2015 fiscal years.

Withholding Tax

As a holding company, substantially all of our income may be derived from dividends we receive from Shanghai Miyuan and Beijing Miyuan through our Hong Kong subsidiary.  The EIT Law and its implementing rules provide that dividends paid by a PRC entity to a non-resident enterprise for EIT purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with the PRC.  In addition, under the Arrangement between the Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, income tax on dividends payable to a company resident in Hong Kong that holds more than a 25% equity interest in a PRC resident enterprise may be reduced to a rate of 5%.  See “Item 3.  Key Information.  D. Risk Factors—Risks Related to Doing Business in China—Dividends we receive from our PRC subsidiaries may be subject to PRC withholding tax and we cannot assure you that we will be able to enjoy the preferential withholding tax treatment.”

Business Tax and Surcharges

Our PRC operating companies are subject to business tax and surcharges at the rate ranging from 3.39% to 8.50% of their revenues.  We recognized RMB3.6 million, RMB10.2 million and RMB12.2 million (US$1.9 million) of business tax and surcharges as a reduction of revenues in 2009, 2010 and 2011, respectively.

Critical Accounting Policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect our reporting of, among other things, assets and liabilities, revenues and expenses and contingent assets and liabilities.  We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other factors that we believe to be relevant under the circumstances.  Since our financial reporting process inherently relies on the use of estimates and assumptions, our actual results could differ from what we expect.  This is especially true with some accounting policies that require higher degrees of judgment than others in their application.  We consider the policies discussed below to be critical to an understanding of our audited consolidated financial statements because they involve the greatest reliance on our management’s judgment.

Revenue Recognition and Deferred Revenue

We derive our revenues from three segments, online services, events and VIP services and other services.  We recognize revenues only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed and the collectability of the related fee is reasonably assured.

In October 2009, the FASB issued a new guidance to address the accounting for multiple-element deliverables arrangements.  This new guidance is effective prospectively in fiscal years beginning upon or after June 15, 2010, and early adoption is permitted.  We have elected to early adopt this new guidance through a retrospective application to all revenue arrangements for all periods presented in our consolidated financial statements included elsewhere in this annual report.

Online Services

We offer two types of online services through our platform, including message exchanging services and value-added services.  Users prepay for Jiayuan virtual stamps, which is used as consideration for our online services.  We charge for message exchanging services when a registered user initiates contact with another registered user via our platform, and either the sender or recipient may pay for the service.  Subsequently, we do not charge for any message exchanges between these same two users.  The exchange of messages between two users on our website typically lasted only a few days.  We believe that users place the most value on the initial connection, and that users interested in further interactions exchange personal contact information to communicate with each other directly.  We also offer value-added services, including sending virtual gifts, improved search rankings and online chatting.  In 2009, 2010 and 2011, revenues recognized from our value-added services was RMB13.6 million, RMB21.2 million and RMB35.5 million (US$5.6 million), respectively.

We have adopted two primary fee models for the online services: a pay-per-use model and a periodic subscription model.  Online services offered under the pay-per-use model includes message sending or receiving, sending virtual gifts and improved search rankings for the duration of one day.  As we provide these services within a short period of time, revenue is recognized when the virtual stamps are used and services are rendered.  If the communication patterns of our users change, the timing of our revenue recognition for these services may be impacted and revenue may be deferred and recognized over a longer period.  Virtual stamps purchased by users that have yet to be used are initially recorded as deferred revenue.

Under the periodic subscription model, users pay a fixed subscription fee for certain services which are delivered over a predetermined subscription period.  Online services offered under the subscription model include sending multiple messages a day, reading unlimited number of messages, improved search rankings for a period longer than a day, unlimited online chatting and premium user subscriptions.  Fees for subscription services are collected upfront and initially recognized as deferred revenue, and revenue is recognized proportionately over the applicable subscription periods as services are rendered.

Virtual stamps can be purchased through our platform, and cash is collected directly through online payment platforms or through our WVAS partners, whom remits the cash to us after payment is collected.  Due to the time lag between when services are delivered and when billing statements are received from our WVAS partners, revenue from virtual stamps are estimated based on our internal billing records and billing confirmations with our WVAS partners.  We adjust discrepancies between our internal estimated revenues and actual revenues confirmed by our WVAS partners when billing statements are received.  There were no significant differences between our estimates and actual revenue confirmed by our WVAS partners as of the date of this annual report.

Users were previously able to earn loyalty points based on their activities on our platform and/or purchase of online services, and the loyalty points could be used to redeem online services once a minimum number of points have been accumulated.  Loyalty points awarded for the purchase of online services are considered to be part of the revenue generating activities, and such arrangements are considered to have multiple elements.  We estimate the selling price of each loyalty point based on the consideration users would be required to pay to purchase the underlying services if they were not redeemed using the loyalty points, and the average number of the loyalty points needed to redeem these services.  Consideration is allocated to the loyalty points using the relative selling price method and is initially recorded as deferred revenue, and revenue is recognized when the loyalty points are redeemed and services are rendered.

Events and VIP Services

We earn revenue from organizing and hosting events, including speed-dating, dance parties, and other social events for our users.  Tickets are generally sold at the events, and revenue is recognized upon the conclusion of the events when services have been rendered.  For certain events where tickets are prepaid by our users, prepaid fees are initially recorded as deferred revenue and revenue is recognized upon the completion of the events.  Payments for VIP services are collected upfront and initially recorded as deferred revenue, and revenue is recognized ratably over the contract service period.

We also provide VIP services to individual users, which consist of personalized services where our service representatives take a proactive approach in finding potential companions for our VIP clients.  We also provide various VIP services throughout the contract period on an as-needed basis.  When we enter into a customized service contract with an individual user, we are unable to determine or estimate the amount of each separate service to be provided to the user.

Different types of services under customized bundled contracts are provided over the contract period, and as such, we account for the VIP services as a single unit of accounting on a contract basis.  Payments for VIP services are collected upfront and initially recorded as deferred revenue, and revenue is recognized ratably over the contractual period.

Other services

Other services revenue primarily consists of advertising revenues, which are principally derived from online advertising arrangements that allow advertisers to place advertisements on particular areas of our website, in particular formats, such as banners, links and logos, and over a specified period of time.  We enter into advertising contracts to establish the fixed price and advertising services to be provided, and payment is collected upfront and initially recognized as deferred revenue.  We recognize revenue from advertising contracts on a straight-line basis as services are rendered.  We also generate revenue from event sponsorship arrangements that allow third-party companies to sponsor particular offline events organized by us and place advertisements in promotional materials related to the event.  We recognize revenue from event sponsorship arrangements upon the completion of the sponsored events.

Share-based Compensation

Share-based compensation expenses for employee share-based awards is determined based on fair value of the shares on the grant date. The awards are recognized as an expense using the graded vesting method, net of estimated forfeiture rate. We recognize awards with only service condition terms over the requisite service period, which is generally the vesting period.  For awards with performance conditions, such as awards that vest partly or entirely subject to completion of our initial public offering, we recognized the share-based compensation expenses upon the completion our initial public offering.

We also granted share options to non-employee with performance conditions that vested partially or entirely upon our initial public offering. Recognition of the fair value of such awards is assessed based upon whether the parties can control the performance outcome. If the performance condition is outside of the parties’ control, no cost would be recognized until it is probable the performance condition will be achieved. Accordingly, the fair value of the awards which vested entirely upon our initial public offering was recognized upon the completion of our initial public offering.

Since our ADSs were listed on the NASDAQ Global Select Market in May 2011, we have determined the estimated fair value of our ordinary shares underlying the options based on the closing trading price of our ADSs as of the option grant date.

As we were a private company with no quoted market for our ordinary shares prior to our initial public offering, we had to estimate the fair value of our ordinary shares at the relevant grant dates.  We used the binomial option pricing model, or binomial model, to determine the fair value of stock options, which uses certain assumptions and requires management to make estimations. The determination of the fair value of our ordinary shares required complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our ordinary shares and our operating history and prospects at the time of each grant. We estimated the expected volatility of our future share price based on the price volatility of the publicly traded shares of comparable listed companies over the most recent period to be equal to the expected option life of our employees’ share options. We estimated the risk-free interest rate based on the market yield of the US dollar denominated China International Government Bond with a maturity comparable to the contractual life of the option.  We incorporated the employees’ early exercise behavior by assuming that early exercise happens when the share price is a certain multiple of the exercise price.  Due to insufficient observations and no exercise history by employees, we estimated the multiple of the exercise price using considerations from an empirical research study regarding exercise patterns based on historical statistical data.  An exercise multiple of 2.8 was used for all options as of each grant date.  The expected volatility at the date of grant and each option valuation date was estimated based on price volatility of the shares of comparable companies in the industry, which are listed and publicly traded over the most recent period, equal to the expected maturity period of the issued options. Expected forfeiture rate was estimated based on our understanding in the human resources market and the staff turnover rate of our company.  The annual staff turnover rate was estimated at 5% for periods after June 2007.  We had no history or expectation of paying dividends on our ordinary shares.  In determining the estimated fair value of our share options, we believed that the expected volatility and the fair value of our ordinary shares were the most subjective assumptions, as we were a private company prior to the completion of our initial public offering.

In determining the fair values of our ordinary shares as of each award grant date between 2006 and 2010, we used the income approach to derive the fair values of our ordinary shares.  In addition, from October 2009 through December 2010, there were transactions in our ordinary shares which we used to check against the valuation derived from the income approach.  In addition, we took into consideration the guidance prescribed by the American Institute of Certified Public Accountants Audit and Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid.

The income approach involves applying appropriate discount rates to estimated cash flows that are subject to a number of assumptions.  These assumptions include: (i) no material changes in the existing political, legal, fiscal and economic conditions in China; (ii) our ability to recruit and retain competent management, key personnel and technical staff to support our ongoing operations; (iii) exchange rates and interest rates will not differ materially from those presently prevailing; (iv) the availability of financing will not be a constraint on the future growth of our operation; and (v) industry trends and market conditions for related industries will not deviate significantly from economic forecasts.  These assumptions are inherently uncertain and subjective.

The risks associated with achieving an estimated cash flow were assessed in selecting the appropriate discount rates.  The discount rates were based on the estimated market required rate of return for investing in our company, or weighted average cost of capital, or WACC, which was derived using the capital asset pricing model, a method that market participants commonly use to price securities.  The change in WACC was the combined result of the changes in risk-free interest rate, industry-average correlative relative volatility coefficient beta, equity risk premium, size of our company, scale of our business and our ability in achieving forecast projections.

A discount for lack of marketability, or DLOM, was also applied to reflect the fact there was no ready public market for our shares as we were a closely held private company, using the the Black-Scholes option pricing model.  Under this option-pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the DLOM.  This option pricing method is one of the methods commonly used in estimating DLOM as it can take into consideration factors such as timing of a liquidity event (such as an initial public offering) and estimated volatility of equity securities.  The farther the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM.  The lower the DLOM used for the valuation, the higher the determined fair value of the ordinary shares.

The option pricing method was used to allocate the equity value of our company to preferred and ordinary shares, taking into account the guidance prescribed by the Practice Aid.  This method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities.  The anticipated timing is based on the plans of our board and management.  Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares.  The volatility of our shares was estimated based on the historical volatility of the shares of comparable listed companies.  Had we used different estimates of volatility, the allocations between preferred and ordinary shares would have been different.

Consolidation of Affiliated Entities

PRC law currently restricts foreign ownership of Internet content distribution businesses and prohibits privately funded non-enterprise institutions from engaging in profit making business operations in China.  To comply with these legal requirements, we operate our platform and provide events, VIP and other services in China through Shanghai Huaqianshu and Jiayuan Shanghai Center.  We have entered into a series of contractual arrangements with Shanghai Huaqianshu and their respective equity owners and Jiayuan Shanghai Center.  As a result of these contractual arrangements, we have the ability to effectively control Shanghai Huaqianshu and Jiayuan Shanghai Center, and accordingly, each of Shanghai Huaqianshu and Jiayuan Shanghai Center is a VIE of our company.  As we are deemed to have the power to direct the economic activities most significant to Shanghai Huaqianshu and Jiayuan Shanghai Center and the right to obtain substantially all of the economic benefits and obligation to fund substantially all of the losses, we are considered to be the primary beneficiary of our VIE, and therefore we consolidated the results in our consolidated financial statements under U.S. GAAP.

We have consulted our PRC legal counsel in assessing our ability to control our PRC operating companies and Jiayuan Shanghai Center through these contractual arrangements.  Any changes in PRC laws and regulations that affect our ability to control our PRC operating companies and Jiayuan Shanghai Center might preclude us from consolidating these companies in the future.

Impairment of Long-Lived Assets

We review long-lived assets and certain identifiable intangible assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable.  Recoverability of these assets is measured by comparing their carrying amounts to the future undiscounted cash flows the assets are expected to generate.  If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we recognize an impairment loss equal to the amount by which the carrying value of the asset exceeds its fair value.

Income Taxes

We follow the asset and liability method of accounting for income taxes.  Deferred income taxes are accounted for using an asset and liability approach which requires the recognition of income taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our financial statements or tax returns.  Deferred income taxes are determined based on the differences between the financial reporting and tax basis of assets and liabilities and are measured using the currently enacted tax rates and laws.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date.  A valuation allowance is provided to reduce the carrying amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized.

Valuation Allowance Against Deferred Tax Assets

As of December 31, 2011, we recorded valuation allowance of RMB13.7 million, primarily attributed to (i) the excess amount of deductible advertising expenses which is not expected to be utilized in the foreseeable future, and (ii) net operating losses in certain PRC entities. We evaluate a variety of factors in determining the amount of the valuation allowance to record, including each entity’s operating performance and accumulated deficit, existence of taxable temporary differences and reversal periods. We record valuation allowance to offset deferred tax assets to the amount that we believe is more-likely-than-not to be realized. In order for us to realize our deferred tax assets, we must be able to generate sufficient taxable income in those jurisdictions where the deferred tax assets are generated from. In the event we are to determine that we would not be able to realize all or part of our deferred tax assets in the future, an adjustment to deferred tax assets would be recorded in our statement of operations in the period in which we make such a determination. Likewise, if we later determine that it is more likely than not that the deferred tax assets would be realized, we would reverse the applicable portion of the previously provided valuation allowance.

Uncertain Tax Positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures.  Significant judgment is required in evaluating our uncertain tax positions and determining its provision for income taxes.  We did not have any significant interest and penalties associated with uncertain tax positions in 2009, 2010 and 2011.  As of December 31, 2011, we did not have any significant unrecognized uncertain tax positions.

Consolidated Results of Operations

The following table sets forth a summary of our consolidated statements of operations for the periods indicated.

	For the year ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
	(in thousands, except share and per share and per ADS data)
Consolidated Statement of Operations Data:
Net revenues	63,894	167,589	331,241	52,629
Cost of revenues	(28,448)	(61,049)	(104,814)	(16,654)
Gross profit	35,446	106,540	226,427	35,975
Operating expenses:
Selling and marketing expenses	(16,574)	(57,867)	(110,521)	(17,560)
General and administrative expenses	(8,631)	(24,338)	(64,310)	(10,218)
Research and development expenses	(8)	(381)	(11,796)	(1,874)
Total operating expenses	(25,213)	(82,586)	(186,627)	(29,652)
Operating income	10,233	23,954	39,800	6,323
Interest income, net	1,189	1,876	5,077	807
Foreign currency exchange (loss)/gain, net	(3)	—	8,911	1,416
Other income, net	6	898	1,562	248
Income before income tax	11,425	26,728	55,350	8,794
Income tax expenses	(5,748)	(10,011)	(18,107)	(2,877)
Net income attributable to Jiayuan.com International Ltd.	5,677	16,717	37,243	5,917
Accretion of Series A preferred shares	(7,976)	(8,690)	(3,222)	(512)
Income allocated to participating preferred shareholders	(5,677)	(16,717)	(12,681)	(2,015)
Net (loss)/income attributable to ordinary shareholders	(7,976)	(8,690)	21,340	3,390

2011 compared to 2010

Net Revenues.  Our total net revenues increased by 97.7% from RMB167.6 million in 2010 to RMB331.2 million (US$52.6 million) in 2011.

•                                          Online services was RMB277.2 million (US$44.0 million), or 83.7% of our net revenues, in 2011, compared to RMB134.1 million, or 80.0% of our net revenues, in 2010.  The 106.8% increase in our net revenues from online services in 2011, compared to 2010, resulted primarily from greater acceptance and a higher number of paying users.  Average monthly paying user accounts increased by 100.9% from 552,930 in 2010 to 1,111,060 in 2011.

•                                          Events and VIP services was RMB51.2 million (US$8.1 million), or 15.5% of our net revenues, in 2011, compared to RMB26.3 million, or 15.7% of our net revenues, in 2010.  The 95.1% increase in our net revenues from events and VIP services in 2011, compared to 2010, resulted primarily from providing more-specifically designed services for VIP customers, which produced better results and helped to attract more VIP customers. The resulting increased demand and brand recognition enabled us to increase our fees for VIP services.  Our average monthly VIP customers increased from approximately 220 customers in 2010 to approximately 296 customers in 2011 and the average contract value signed for our VIP services increased by 36.3% in 2011 from 2010.  In addition, net revenues from events services increased as the average price of tickets increased.

•                                          Other services was RMB2.8 million (US$0.4 million), or 0.9% of our net revenues, in 2011, compared to RMB7.3 million, or 4.3% of our net revenues, in 2010.  The 61.2% decrease in our net revenues from other services in 2011, compared to 2010, resulted primarily from our decision to reduce third-party advertisements on our Jiayuan.com website as part of our strategy to devote our online dating platform to using a results-based fee structure.

Cost of Revenues.  Our total cost of revenues increased by 71.7% to RMB104.8 million (US$16.7 million) in 2011 from RMB61.0 million in 2010.  This increase resulted primarily from increases in personnel costs, fees to third-party payment providers, broadband rental and network costs, depreciation expenses, operating lease expenses and share-based compensation expenses.

•                                          Cost of revenues from online services was RMB73.4 million (US$11.7 million ) in 2011, compared to RMB40.2 million in 2010.  Our cost of revenues from online services, which primarily comprises of fees to third-party payment providers, broadband rental, network costs and personnel costs, is directly related to the number of active user accounts.  While our cost of revenues from online services grew in absolute amounts in 2011 due to the growth in active user accounts, they declined as a percentage of our net revenues from online services to 26.5% in 2011 from 30.0% in 2010 due to the increase in the number of paying user accounts.

•                                          Cost of revenues from events and VIP services was RMB26.2 million (US$4.2 million) in 2011, compared to RMB18.8 million in 2010.  The 39.4% increase in our cost of revenues from events and VIP services in 2011, compared to 2010, resulted primarily from an increase in personnel and events costs as personnel costs increased to RMB16.1 million (US$2.6 million) in 2011 from RMB12.1 million in 2010 and event costs increased to RMB3.4 million (US$0.5 million) in 2011 from RMB2.5 million in 2010.  Personnel costs increased primarily as a result of our increase in personnel costs for VIP services while event costs increased primarily as result of the increase in number of events.

•                                          Cost of revenues from other services was RMB5.2 million (US$0.8 million) in 2011, compared to RMB2.0 million in 2010.  The 155.9% increase in our cost of revenues in 2011, compared to 2010, resulted primarily from personnel costs associated with operating Xique.com.

Gross Profit and Gross Margin.  As a result of the foregoing, our gross profit increased by 112.5% to RMB226.4 million (US$36.0 million) in 2011 from RMB106.5 million in 2010.  Our gross margin increased to 68.4% in 2011 from 63.6% in 2010.  This growth was attributable primarily to our online services segment as a result of the substantial growth in the number of our paying user accounts, increasing faster than the increase in the number of active user accounts.

•                                          Gross profit in online services increased to RMB203.8 million (US$32.4 million) in 2011 from RMB93.8 million in 2010.  Gross margin in online services increased to 73.5% in 2011 from 70.0% in 2010, primarily as a result of the improved cost efficiency due to the economies of scale achieved through our growing number of paying user accounts.

•                                          Gross profit in events and VIP services increased to RMB25.1 million (US$4.0 million) in 2011 from RMB7.5 million in 2010.  Gross margin in events and VIP services increased to 48.9% in 2011 from 28.5% in 2010.  The increase in gross margin resulted primarily from the increase in fees for our VIP services.

•                                          We had a gross loss in other services in the amount of RMB2.4 million (US$0.4 million) in 2011 primarily as a result of our decision to reduce our online advertising business and the increase in costs associated with operating Xique.com, compared to a gross profit in the amount of RMB5.2 million in 2010.  We had a negative gross margin in other services of 84.5% in 2011, compared to a gross margin of 72.0% in 2010.

Operating Expenses.  Our total operating expenses increased by 126.0% to RMB186.6 million (US$29.7 million) in 2011 from RMB82.6 million in 2010.  This increase was primarily due to increases in our selling and marketing expenses, our general and administrative expenses and our research and development expenses.

•                                          Selling and Marketing Expenses.  Our selling and marketing expenses increased by 91.0% to RMB110.5 million (US$17.6 million) in 2011 from RMB57.9 million in 2010.  This increase resulted primarily from greater online spending on new user acquisitions, in particular on commercial search engines and Internet portals due to the increase in advertising fees charged by such third-party service providers as well as offline brand building efforts.  Selling and marketing expenses through online channels such as on commercial search engines and Internet portals increased to RMB75.7 million (US$12.0 million) in 2011 from RMB40.0 million in 2010.  Selling and marketing expenses on offline brand building efforts increased to RMB26.3 million (US$4.2 million) in 2011 from RMB15.9 million in 2010.  Our selling and marketing expenses decreased as a percentage of our net revenues, amounting to 33.4% of our net revenues in 2011, compared to 34.5% of our net revenues in 2010, primarily due to improving monetization of our users.

•                                          General and Administrative Expenses.  Our general and administrative expenses increased by 164.2% to RMB64.3 million (US$10.2 million) in 2011 from RMB24.3 million in 2010.  This increase resulted primarily from the increased headcount and the increase in salaries and benefits for our general and administrative personnel as well as an increase in professional fees related to our initial public offering and SEC compliance expenses related to being a public company.  In addition, share-based compensation expenses increased from RMB4.2 million in 2010 to RMB25.7 million (US$4.1 million) in 2011 as a result of share-based awards which vested upon the completion of our initial public offering in the amount of RMB17.5 million (US$2.8 million).  Our general and administrative expenses increased as a percentage of our net revenues, amounting to 19.4% of our net revenues in 2011, compared to 14.5% of our net revenues in 2010.

•                                          Research and Development Expenses.  Our research and development expenses increased to RMB11.8 million (US$1.9 million) in 2011 from RMB0.4 million in 2010.  This increase was primarily due to an increase in the number of our research and development personnel.

Operating Income and Operating Margin.  As a result of the foregoing, our operating income increased by 66.2% to RMB39.8 million (US$6.3 million) in 2011 from RMB24.0 million in 2010.  Our operating margin decreased from 14.3% in 2010 to 12.0% in 2011, resulting primarily from higher selling and marketing expenses, particularly online spending on new user acquisitions.

Interest Income.  Our interest income increased by 170.6% to RMB5.1 million (US$0.8 million) in 2011 from RMB1.9 million in 2010 primarily due to the net proceeds we received from the initial public offering and larger amount of funds we kept in fixed-rate short-term deposits and term deposits.

Foreign Currency Exchange Gain, Net.  Foreign currency exchange gain, net, was RMB8.9 million (US$1.4 million) in 2011 compared to nil in 2010 primarily as a result of the appreciation of the Renminbi against the U.S. dollar.  The majority of the net proceeds from our initial public offering has been converted into Renminbi and are being held by our foreign subsidiaries whose functional currencies are the U.S. dollar.

Other Income, Net.  Our other income, net, increased to RMB1.6 million (US$0.2 million) in 2011 from RMB0.9 million in 2010.  The increase was primarily due to a government subsidy we received in 2011.

Income Tax Expenses.  Our income tax expenses increased by 80.9% to RMB18.1 million (US$2.9 million) in 2011 from RMB10.0 million in 2010 as a result of our increased pre-tax profit.  Our effective income tax rate decreased to 32.7% in 2011 from 37.5% in 2010 due primarily to the preferential enterprise income tax rate applicable to Shanghai Miyuan.  This was partially offset by the effects of (i) non-deductible share-based compensation expenses, and (ii) advertising expenses exceeding the maximum deductible allowance of 15% of revenues, as determined under PRC GAAP, and net operating losses in certain PRC entities which are not expected to be utilized in the foreseeable future.

Net Income Attributable to Jiayuan.com International Ltd. and Net Margin.  As a result of the foregoing, our net income attributable to Jiayuan.com International Ltd. increased by 122.8% to RMB37.2 million (US$5.9 million) in 2011 from RMB16.7 million in 2010.  Our net margin increased from 10.0% in 2010 to 11.2% in 2011.

Accretion of Series A Preferred Shares.  Accretion of Series A preferred shares decreased to RMB3.2 million (US$0.5 million) in 2011 from RMB8.7 million in 2010.  We accreted the preferred shares to the redemption amount on the earliest redemption date using the effective interest method.  All of our preferred shares were automatically converted into ordinary shares immediately upon the completion of our initial public offering in May 2011.

Income Allocated to Participating Preferred Shareholders.  Income allocated to participating preferred shareholders decreased to RMB12.7 million (US$2.0 million) in 2011 from RMB16.7 million in 2010.  We allocated income to our preferred shareholders on a pari passu basis.  We paid all accrued but unpaid dividends due to our preferred shareholders in June 2011. Such dividends became payable to holders of our Series A preferred shares upon the completion of our initial public offering.

Net (Loss)/Income Attributable to Ordinary Shareholders.  Net income attributable to ordinary shareholders was RMB21.3 million (US$3.4 million) in 2011, compared to a net loss attributable to ordinary shares in the amount of RMB8.7 million in 2010.

2010 compared to 2009

Net Revenues.  Our total net revenues increased by 162.3% from RMB63.9 million in 2009 to RMB167.6 million in 2010.

•                                          Online services contributed RMB45.4 million, or 71.0%, of our net revenues in 2009, compared to RMB134.1 million, or 80.0%, of our net revenues in 2010.  The 195.4% increase in our net revenues from online services in 2010, compared to 2009, resulted primarily from greater acceptance and a higher number of paying users.  Average monthly paying user accounts increased by 172.0% from 203,317 in 2009 to 552,930 in 2010.

•                                          Events and VIP services contributed RMB12.8 million, or 20.0%, of our net revenues in 2009, compared to RMB26.3 million, or 15.7%, of our net revenues in 2010.  The 105.2% increase in our net revenues from events and VIP services in 2010, compared to 2009, resulted primarily from restructuring our VIP pricing and services in the second quarter of 2009 by offering more customized and personal service offerings, which attracted more VIP customers and enabled us to increase our fees for VIP services.  Our average monthly VIP customers increased from 146 customers in 2009 to 220 customers in 2010 and the average contract value signed for our VIP services increased by 113.7% in 2010 from 2009.  In addition, the number of events we held increased from 597 in 2009 to 864 in 2010 and the total number of attendees at these events increased from approximately 79,540 in 2009 to approximately 151,665 in 2010.

•                                          Other services contributed RMB5.7 million, or 9.0%, of our net revenues in 2009, compared to RMB7.3 million, or 4.3%, of our net revenues in 2010.  The 27.3% increase in our net revenues from other services in 2010, compared to 2009, resulted from higher advertising revenue.  While our advertising revenue increased in absolute amounts, it decreased as a percentage of our net revenues due to our decision to phase out third-party advertisements on our Jiayuan.com website as part of our strategy to devote our online dating platform to using a results-based fee structure.

Cost of Revenues.  Our total cost of revenues increased by 114.6% from RMB28.4 million in 2009 to RMB61.0 million in 2010.  This increase resulted primarily from increases in personnel costs, fees to third-party payment providers, broadband rental and network costs, depreciation expenses, operating lease expenses and share-based compensation expenses.

•                                          The cost of revenues from online services was RMB20.3 million in 2009, compared to RMB40.2 million in 2010.  Our cost of revenues from online services, which primarily comprises of fees to third-party payment providers, personnel costs and broadband rental and network costs, is directly related to the number of active user accounts.  While our cost of revenues from online services grew in absolute amounts in 2010, due to the growth in active user accounts, they declined as a percentage of our net revenues from online services from 44.8% in 2009 to 30.0% in 2010, as we began to benefit from the faster increase in the number of paying user accounts.

•                                          The cost of revenues from events and VIP services was RMB7.2 million in 2009, compared to RMB18.8 million in 2010.  The 159.3% increase in our cost of revenues from events and VIP services in 2010, compared to 2009, resulted primarily from an increase in personnel and events costs as personnel costs increased from RMB4.2 million in 2009 to RMB12.1 million in 2010 and event costs increased from RMB1.4 million in 2009 to RMB2.5 million in 2010.

•                                          The cost of revenues from other services was RMB0.9 million in 2009, compared to RMB2.0 million in 2010.  The 130.1% increase in our cost of revenues in 2010, compared to 2009, resulted primarily from increases in personnel cost paid in connection with our advertising revenue.

Gross Profit and Gross Margin.  As a result of the foregoing, our gross profit increased by 200.6% from RMB35.4 million in 2009 to RMB106.5 million in 2010.  Our gross margin increased from 55.5% in 2009 to 63.6% in 2010.  This growth is attributable primarily to our online services segment as a result of the substantial growth in the number of our paying user accounts, increasing faster than the increase in the number of active user accounts.

•                                          Our gross profit in online services increased from RMB25.1 million in 2009 to RMB93.8 million in 2010.  Our gross margin in online services increased from 55.2% in 2009 to 70.0% in 2010, primarily as a result of the improved cost efficiency due to the economies of scale achieved through our growing number of paying user accounts.

•                                          Our gross profit in events and VIP services increased from RMB5.6 million in 2009 to RMB7.5 million in 2010.  Our gross margin in events and VIP services decreased from 43.4% in 2009 to 28.5% in 2010.  The decline in gross margin resulted primarily from more events being held in second-tier and third-tier cities, which typically generated lower margins than events held in the first-tier cities due to lower entry fees.

•                                          Our gross profit in other services increased from RMB4.8 million in 2009 to RMB5.2 million in 2010.  Our gross margin in other services decreased from 84.5% in 2009 to 72.0% in 2010 due to an increase in personnel costs in our advertising department.

Operating Expenses.  Our total operating expenses increased by 227.6% from RMB25.2 million in 2009 to RMB82.6 million in 2010.  This increase was primarily due to increases in our selling and marketing expenses, our general and administrative expenses and our research and development expenses.

•                                          Selling and Marketing Expenses.  Our selling and marketing expenses increased by 249.1% from RMB16.6 million in 2009 to RMB57.9 million in 2010.  This increase resulted primarily from greater online spending on new user acquisitions, in particular on commercial search engines and Internet portals due to increase in advertising fees charged by such third-party service providers as well as offline brand building efforts.  Selling and marketing expenses on commercial search engines and Internet portals increased from RMB15.6 million in 2009 to RMB40.0 million in 2010.  Selling and marketing expenses on offline brand building efforts increased from RMB0.5 million in 2009 to RMB15.9 million in 2010.  Our selling and marketing expenses also increased as a percentage of our net revenues, amounting to 25.9% of our net revenues in 2009, compared to 34.5% of our net revenues in 2010, primarily due to our strategy to increase our market share.

•                                          General and Administrative Expenses.  Our general and administrative expenses increased by 182.0% from RMB8.6 million in 2009 to RMB24.3 million in 2010.  This increase resulted primarily from headcount growth from 15 in 2009 to 57 in 2010 and the related increase in salaries and benefits for our general and administrative personnel, as well as an increase in share-based compensation expenses from RMB1.4 million in 2009 to RMB4.2 million in 2010 as a result of more share option grants and higher fair value of the awards.  Our general and administrative expenses have increased slightly as a percentage of our net revenues, amounting to 13.5% of our net revenues in 2009, compared to 14.5% of our net revenues in 2010.

•                                          Research and Development Expenses.  Our research and development expenses increased from RMB8,000 in 2009 to RMB0.4 million in 2010.  This increase was primarily due to an increase in the number of our research and development personnel.

Operating Income and Operating Margin.  As a result of the foregoing, our operating income increased by 134.1% from RMB10.2 million in 2009 to RMB24.0 million in 2010.  Our operating margin decreased from 16.0% in 2009 to 14.3% in 2010, resulting primarily from higher selling and marketing expenses, particularly online spending on new user acquisitions.

Interest Income.  Our interest income increased by 57.8% from RMB1.2 million in 2009 to RMB1.9 million in 2010 primarily due to the larger amount of funds we kept in fixed-rate short-term deposits.

Other Income, Net.  Our other income, net, increased to RMB0.9 million in 2010 from RMB6,000 in 2009.  The increase was primarily due to government subsidies relating to software development.

Income Tax Expenses.  We incurred income tax expenses of RMB10.0 million in 2010 compared to RMB5.7 million in 2009.  Although we enjoyed preferential corporate income tax rates due to the status of Shanghai Huaqianshu as an HNTE in 2010, causing our effective income tax rate to decrease from 50.3% to 37.5%, our tax expenses still rose as a result of our increased pre-tax profit.  Our effective income tax rate is mainly comprised of statutory EIT and non-deductible expenses under the new EIT law.  Our advertising expenses exceeded the maximum deductible allowance of 15% of revenues, as determined under PRC GAAP, resulting in our high effective tax rate.  Our share-based compensation expenses were also excluded from our pretax income for PRC tax purposes.

Net Income Attributable to Jiayuan.com International Ltd. and Net Margin.  As a result of the foregoing, our net income attributable to Jiayuan.com International Ltd. increased by 194.5% from RMB5.7 million in 2009 to RMB16.7 million in 2010.  Our net margin increased from 8.9% in 2009 to 10.0% in 2010.

Accretion of Preferred Shares.  Accretion of preferred shares increased from RMB8.0 million in 2009 to RMB8.7 million in 2010.  We accreted the preferred shares to the redemption amount on the earliest redemption date using the effective interest method.

Income Allocated to Participating Preferred Shareholders.  Income allocated to participating preferred shareholders increased from RMB5.7 million in 2009 to RMB16.7 million in 2010.  We allocated income to our preferred shareholders on a pari passu basis.

Net Loss Attributable to Ordinary Shareholders.  Our net loss attributable to ordinary shareholders increased by 9.0% from RMB8.0 million in 2009 to RMB8.7 million in 2010.

B.                 Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations primarily through cash generated from operations, the issuance of Series A preferred shares and our initial public offering.  All of our Series A preferred shares were automatically converted into ordinary shares immediately upon the completion of our initial public offering in May 2011. Our cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.  As of December 31, 2009, 2010 and 2011, we had RMB11.4 million, RMB19.4 million and RMB181.3 million (US$28.8 million) in cash and cash equivalents, respectively.  As of December 31, 2009, 2010 and 2011, we had RMB58.0 million, RMB116.0 million and RMB404.5 million (US$64.3 million) of short-term deposits, respectively.  We anticipate that our primary sources of liquidity will come from cash flow from operations.

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including for working capital and capital expenditures, for at least the next 12 months.  We may, however, require additional cash resources due to changed business conditions or other future developments.  If these sources are insufficient to satisfy our cash requirements, we may seek to sell debt securities or additional equity securities or obtain short-term or long-term bank financing.  The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders.  The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that would restrict our operations.  We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

From time to time, we evaluate possible investments or acquisitions and may, if a suitable opportunity arises, make an investment or acquisition or conduct a divestment.

The following table sets forth information relating to our cash flows for the periods presented:

	For the year ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	30,061	79,576	86,895	13,806
Net cash used in investing activities	(34,718)	(71,609)	(320,900)	(50,986)
Net cash provided by financing activities			400,133	63,575
Effect of exchange rate changes on cash and cash equivalents	(3)		(4,176)	(663)
Net (decrease)/increase in cash and cash equivalents	(4,660)	7,967	161,952	25,732
Cash and cash equivalents at beginning of year	16,081	11,421	19,388	3,080
Cash and cash equivalents at end of year	11,421	19,388	181,340	28,812

Operating Activities

Net cash provided by operating activities amounted to RMB86.9 million (US$13.8 million) in 2011, primarily attributable to net income of RMB37.2 million (US$5.9 million), share-based compensation expenses of RMB30.5 million (US$4.9 million), deferred revenue of RMB23.2 million (US$3.7 million), accrued expenses and other current liabilities of RMB15.9 million (US$2.5 million) and depreciation and amortization of RMB9.8 million (US$1.6 million).  This was partially offset by accounts receivable in the amount of RMB10.7 million (US$1.7 million), foreign currency exchange net income of RMB8.9 million (US$1.4 million) and prepaid expenses and other current assets of RMB6.9 million (US$1.1 million).  The increase in our deferred revenue was primarily due to the significant increase in prepayments for our online services such as purchases of virtual stamps and periodic subscription fees in connection with the increase in our sales.  The increase in our accrued expenses and other current liabilities was primarily due to accrued salary and welfare expenses of RMB10.2 million (US$1.6 million) and accrued advertising expenses of RMB7.4 million (US$1.2 million) as a result of our business expansion.

Net cash provided by operating activities amounted to RMB79.6 million in 2010, primarily attributable to net income of RMB16.7 million, an increase in deferred revenue of RMB40.3 million, an increase in income tax payable of RMB9.4 million, an increase in accrued expenses and other current liabilities of RMB8.2 million and share-based compensation expenses of RMB7.0 million.  This was partially offset by an increase in prepaid expenses and other current assets of RMB2.6 million, such as advances to employees for business travel, reimbursement of expenses incurred by our users who participated in television programs and deposits paid in connection with advertising.  The increase in our deferred revenue was primarily due to the significant increase in prepayments for our online services such as purchases of virtual stamps and periodic subscription fees in connection with the increase in our sales.  The increase in our accrued expenses and other current liabilities was primarily due to accrued salary and welfare expenses of RMB5.2 million, accrued business and other tax payables of RMB3.6 million and accrued advertising expenses of RMB2.6 million as a result of our business expansion.

Net cash provided by operating activities amounted to RMB30.1 million in 2009, primarily attributable to net income of RMB5.7 million, an increase in deferred revenue of RMB10.4 million, an increase in income tax payable of RMB5.7 million and an increase in accrued expenses and other liabilities of RMB2.6 million, primarily consisting of payroll and advertising expenses.  The increase in our deferred revenue was primarily due to the significant increase in prepayments for our online services such as purchases of virtual stamps and periodic subscription fees in connection with the increase in our sales.

Investing Activities

Net cash used in or provided by investing activities largely reflects our cash management, and to a lesser extent our purchases of equipment in connection with our servers and computers.

Net cash used in investing activities was RMB320.9 million (US$51.0 million) in 2011, primarily attributable to investment in short-term deposits and term deposits totaling RMB414.5 million (US$65.9 million) and purchases of equipment totaling RMB22.4 million (US$3.6 million), partially offset by maturities of short-term deposits totaling RMB116.0 million (US$18.4 million).

Net cash used in investing activities was RMB71.6 million in 2010, primarily attributable to investment in short-term deposits totaling RMB116.0 million and purchases of equipment totaling RMB13.6 million, partially offset by maturities of short-term deposits totaling RMB58.0 million.

Net cash used in investing activities amounted to RMB34.7 million in 2009, primarily attributable to investment in short-term deposits totaling RMB58.0 million and purchases of equipment totaling RMB2.7 million, partially offset by maturities of short-term deposits totaling RMB26.0 million.

Financing Activities

Net cash generated from financing activities in 2011 was RMB400.1 million (US$63.6 million), primarily reflecting proceeds from our initial public offering.

We generated no net cash from, and used no net cash in, financing activities in 2010 and 2009.

Capital Expenditures

Our capital expenditures amounted to RMB2.7 million, RMB14.8 million and RMB22.4 million (US$3.6 million) in 2009, 2010 and 2011, respectively.  Our capital expenditures in 2009, 2010 and 2011 principally consisted of purchases of, or investments in, our online dating services network infrastructure.  The significant increase in our capital expenditures in 2011 was primarily due to the purchase of equipment, such as computers and servers, in connection with the significant increase in our registered user accounts and active user accounts.  We expect our capital expenditures in 2012 to primarily consist of purchases of additional servers, computer software and equipment and leasehold improvements and do not expect such capital expenditures to exceed RMB15 million in 2012.

Restrictions on Cash Transfers to Us

To fund any cash requirements we may have from time to time, we may need to rely on dividends, loans or advances made to us by our PRC subsidiaries.  We conduct substantially all of our operations through our PRC operating companies and Jiayuan Shanghai Center which generate substantially all of our revenues.  As our PRC operating companies are not owned by Shanghai Miyuan, they are unable to make dividend payments to Shanghai Miyuan.  Instead, Shanghai Miyuan have entered into contractual arrangements with our PRC operating companies and Jiayuan Shanghai Center to provide services to our PRC operating companies and Jiayuan Shanghai Center in return for cash payments.  In order for us to receive any dividends, loans or advances from our PRC subsidiaries, or to distribute any dividends to our shareholders and ADS holders, we will need to rely on these payments made from our PRC operating companies and Jiayuan Shanghai Center to Shanghai Miyuan.  Depending on the nature of services provided by Shanghai Miyuan to our PRC operating companies and Jiayuan Shanghai Center certain of these payments are subject to PRC taxes, including business taxes and value-added tax, which effectively reduce the amount that Shanghai Miyuan receives from our PRC operating companies and Jiayuan Shanghai Center.  In addition, the PRC government could impose restrictions on such payments or change the tax rates applicable to such payments.  See “Item 3. Key Information — D. Risk Factors—Risks Relating to Regulation of Our Business and to Our Structure—Our holding company structure may restrict our ability to receive dividends from, or transfer funds to, our PRC subsidiaries, which could restrict our ability to act in response to changing market conditions and reallocate funds among our Chinese entities timely.”

Regulations in the PRC currently permit payment of dividends of a PRC company, such as our PRC subsidiaries, only out of accumulated profits as determined in accordance with accounting standards and regulations in China.  Each of our PRC subsidiaries is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the cumulative amount reaches 50% of its registered capital.

As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiaries and operating companies are restricted in their ability to transfer net assets to us in terms of cash dividends, loans or advances.  Such restrictions amounted to approximately RMB20.9 million, RMB23.8 million and RMB29.3 million (US$4.7 million) as of December 31, 2009, 2010 and 2011, respectively.  These reserves are not distributable as cash dividends, or as loans or advances.  Our PRC operating companies may also allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds, which may not be distributed to us.  In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Any dividends paid by our PRC subsidiaries to Jiayuan Hong Kong will be subject to a withholding tax at the rate of five to ten percent, which will reduce the amount of cash available for distribution to us.

Furthermore, under regulations of the SAFE, the Renminbi is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made.

We do not expect any of such restrictions or taxes to have a material impact on our ability to meet our cash obligations.

C.                                    Research and Development, Patents and Licenses, etc.

Technology and Research and Development

We have implemented numerous platform management, search, customer interaction and order processing and fulfillment services and systems using a combination of our own proprietary technologies and commercially available licensed technologies.  We place great emphasis on the speed and performance of our platform to enhance our user’s online experience and attract more users.

Our technology infrastructure provides for continuous availability of our online service.  We provide redundancy backup for all of the critical components of our system, which allows us to withstand unexpected component failure and to undergo maintenance or upgrades.  Our system hardware is located at two separate sites in Beijing.  Systems administrators and network managers at our Beijing office monitor our servers, operate our network and execute backups.  We operate our database and web servers using clustering technology for effective load-balancing and fault tolerance.

Regular capacity planning allows us to quickly upgrade existing hardware and integrate new hardware to react quickly to a rapidly expanding user base and increased traffic to our sites.  Key content management components are designed, developed and deployed by our in-house technology group.  We also license commercially available technology when appropriate in lieu of dedicating our own human or financial resources to developing the technology.

As of December 31, 2011, we employed 15 technology employees who focus on the maintenance of our software and hardware infrastructure.  Our network infrastructure is designed to deliver high levels of availability, performance, security and scalability.  Our network infrastructure is based on a free, open source software bundle commonly referred to as “LAMP,” which consists of a software combination using a Linux operating system, Apache HTTP Server web server software, MySQL database management system and PHP, Perl and/or Python programming language.  Our infrastructure is designed for maximum flexibility and scalability, which we believe facilitates the addition of new features.  Our user support team regularly seeks feedback on the quality of our platform, which help us make improvements to our infrastructure.

We employ several layers of security to protect data transmission and prevent unauthorized access.  We keep all of our production servers behind firewalls for security purposes and do not allow outside access, at the operating systems level, except via special secure channels.  We have employees designated to monitor security on our networks.  We record user activity and have a centralized system to verify user identification and to monitor inappropriate use.

As of December 31, 2011, we had a technology research, development and platform maintenance team of 65 engineers with experience and expertise in the fields of computing science and software development.  Our research and development efforts are also focused on keeping pace with technological advances in order to make our products and services competitive in the market, such as making our online dating services accessible through wireless devices.

Since feature and functionality development and keeping pace with technological advances are critical elements to our strategy, we plan to expand our research and development team.  We also have software in place to monitor potential employee misuse of information provided by our users.

Our research and development expenses were RMB8,000, RMB0.4 million and RMB11.8 million (US$1.9 million) in 2009, 2010 and 2011, respectively.

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2011 to December 31, 2011 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.                                    Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties.  In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements.  Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to such entity for such assets.  Moreover, we do not have any variable interest in any unconsolidated entity that is held by, and material to, us that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

F.                                    Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2011:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(RMB in thousands)
Operating lease obligations	12,071	6,298	5,037	736	

Our operating lease obligations consist of office lease obligations for our offices in various locations across China.  These leases expire at different times from May 2012 through November 2015 and will become subject to renewal.  We intend to evaluate the need to renew each office lease on a case-by-case basis within a reasonable time prior to its expiration.  Our principal executive offices in Beijing have been situated at their current location since July 2007.  The lease for a portion of our principal executive offices expires in September 2013 and the lease for the remainder expires in January 2013.

As of December 31, 2011, other than operating lease obligations, we did not have any other contractual obligations, including long-term debt obligations or purchase obligations.

G.                                    Safe Harbor

This annual report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this annual report are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “will,” or other similar expressions. The forward-looking statements included in this annual report relate to, among others:

•                                          our future business development, financial condition and results of operations;

•                                          our ability to maintain and strengthen our position as the leading provider of online dating services in China;

•                                          our ability to develop and commercialize additional online dating services;

•                                          market acceptance of our online dating services;

•                                          our various initiatives to implement our business strategies to expand our business;

•                                          competition from other online dating service providers and operators;

•                                          the expected growth of and change in the online dating services industry in China;

•                                          our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others; and

•                                          the PRC laws, regulations and policies relating to the Internet and Internet content providers, including online dating service providers and operators.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in Item 3.D “Key Information — Risk Factors” and other sections in this annual report.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Item 6.                     Directors, Senior Management and Employees.

A.                 Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report.  The business address of all of our directors and executive officers is Room 1005, Changxin Building, No.  39 Anding Road, Chaoyang District, Beijing, People’s Republic of China.

Name	Age	Position
Yongqiang Qian	39	Director, Chairman of the Board
Haiyan Gong	36	Director, Co-Chief Executive Officer
JP Gan	40	Director
Jianzhang Liang	42	Independent Director
Zhiwu Chen	49	Independent Director
Linguang Wu	40	Co-Chief Executive Officer
Qingyuan Fang	47	Chief Operating Officer
Shang-Hsiu Koo	31	Chief Financial Officer
Hui Song	32	Senior Vice President of Finance and Accounting
Bin Xiao	31	Chief Technology Officer

Yongqiang Qian has been the chairman of our board of directors since 2007.  Prior to joining our board, Mr. Qian was a board member and vice president of New Oriental Education & Technology Group, a U.S. publicly-listed company, which he co-founded in November 1993, and served as a vice principal of Beijing New Oriental School and chief executive officer of New Oriental Online from 1993 to 2006.  Mr. Qian was the chairman of the board of Beijing Liandong Weiye Technology Development Co., Ltd.  Mr. Qian was a founder of New Oriental Online and established New Oriental Online’s distance education service and online book store in June 2000.  Mr. Qian received an MBA degree from the School of Management of Yale University in 2000 and graduated from North China University of Technology in 1994.

Haiyan Gong is our founder and has been our chief executive officer since 2004 and co-chief executive officer since 2012.  Ms. Gong founded our company from her Fudan University dormitory room in 2003 and has led us to build the largest online dating platform in China.  Her alias, “小龙女” (Xiao Long Nv), is well-recognized among users of online dating services in China.  Ms. Gong has been described by various media outlets, including China Central Television, as the most famous online matchmakers in China.  In addition, Ms. Gong received the China Entrepreneur Top Businesswoman Award (2011 年中国企业家商界木兰) and the iResearch New Economy Best CEO Award (艾瑞 2007 年新经济最佳年度人物) in 2007. Ms. Gong also met her husband through our platform.  Ms. Gong received a master’s degree in communications from Fudan University in 2004 and received a bachelor’s degree from Peking University in 2002.

JP Gan has served as a director of our company since 2007.  Mr. Gan is a managing director and has served as a member of the investment committee of Qiming Venture Partners.  From 2005 to 2006, Mr. Gan was the chief financial officer of KongZhong Corporation, a Nasdaq-listed wireless internet company.  Prior to joining KongZhong Corporation, Mr. Gan was a director of the Carlyle Group responsible for venture capital investments in the Greater China region from 2000 to 2005.  Mr. Gan worked in the investment banking division of Merrill Lynch in Hong Kong from 1999 to 2000 and worked at PricewaterhouseCoopers LLP in the United States from 1994 to 1997.  Mr. Gan is a member of the board of directors of Taomee Holdings Ltd. and Ctrip.com International Limited, both of which are U.S. publicly-listed companies.  He obtained an MBA degree from the University of Chicago Graduate School of Business in 1999 and a bachelor of business administration from the University of Iowa in 1994.

Jianzhang Liang has served as our independent director since 2011.  Mr. Liang is one of the co-founders of Ctrip.com International, Ltd., or Ctrip.com.  Mr. Liang served as the chief executive officer of Ctrip.com from 2000 to January 2006 and is currently the chairman of the board of directors of Ctrip.com.  Prior to Ctrip.com, Mr. Liang held a number of positions with Oracle Corporation from 1991 to 1999 in the United States and China, including head of the enterprise resource planning consulting division of Oracle China from 1997 to 1999.  Mr. Liang also currently serves as a member of the board of directors of Home Inns & Hotels Management Inc.  Mr. Liang received his master’s and bachelor’s degrees from Georgia Institute of Technology in 1989.  He also attended an undergraduate program at Fudan University.

Zhiwu Chen has served as our independent director since 2011.  Mr. Chen has been a professor of finance at Yale University since July 1999.  Mr. Chen has served as an independent director and member of the risk control committee of the Bank of Communications since November 2010.  Mr. Chen has also served as an independent director and a member of the compensation committee of Lord Abbett China Asset Management Co., Ltd.  since August 2006.  Mr. Chen was a partner at Zebra Capital Management LLC from April 2001 to January 2011.  Mr. Chen received his doctorate degree from Yale University in 1990.  He received his master’s degree from China’s National Security Technology University in 1986 and bachelor’s degree from China’s Central South Industry University in 1983.

Linguang Wu has served as our co-chief executive officer since 2012.  Mr. Wu was previously a vice president of Nasdaq-listed KongZhong Corporation, or KongZhong, a provider of digital entertainment services for consumers in China, where he served in various managerial roles from 2002 until 2011. Mr. Wu was a member of the founding team at KongZhong and held numerous management positions, overseeing technology, operations, billing and licensing for the mobile and online game divisions over a ten-year career at KongZhong.  Before joining KongZhong, Mr. Wu was a technology manager at Sohu.com from 2000 to 2002, where he was responsible for several key projects, including Sohu.com’s flash mail, alumni club and website security. Mr. Wu received his bachelor’s degree in electronic engineering from the University of Science and Technology of China in 1995.

Qingyuan Fang joined us in October 2009 and has been our chief operating officer since March 2010.  Prior to joining us, Mr. Fang was the vice president of ChinaHR.com, an online recruitment company in China.  Prior to joining ChinaHR.com, Mr. Fang was a vice president of KongZhong Corporation from April 2006 to January 2007.  Prior to joining KongZhong Corporation, Mr. Fang was a marketing director of Motorola Electronics (China) Co., Ltd.  Mr. Fang received a bachelor’s degree in medicine from Fudan University in 1987 and an EMBA degree from the China European International Business School in 2003.

Shang-Hsiu Koo has been our chief financial officer since December 2010.  Prior to joining us, Mr. Koo was an equity research analyst at Piper Jaffray from June 2010 to December 2010 and a vice president at CapitalVue from December 2008 to June 2010.  Prior to joining CapitalVue, Mr. Koo was a China online game and Internet media analyst at Oppenheimer & Co. from February 2008 to December 2008.  Mr. Koo was at Pacific Epoch from June 2004 to December 2007 where he was a partner from 2005 to 2006.  Mr. Koo received a master’s degree in economics from Boston University in 2004 and bachelor’s degrees in electrical engineering and economics from University of Illinois at Urbana-Champaign in 2003.

Hui Song joined us as our financial controller in July 2010 and became our vice president of finance and accounting in January 2011.  Mr. Song was promoted to senior vice president of finance and accounting in December 2011.  Prior to joining us, Mr. Song was an auditor at KPMG from August 2001 to June 2010, serving as an audit manager from 2007 to 2010.  Mr. Song received his bachelor’s degree in accounting from Capital University of Economics and Business in 2001.  He is a member of the Chinese Institute of Certified Public Accountants and a member of the Certified Internal Auditors.

Bin Xiao joined us in December 2010 and became our chief technology officer in March 2011.  Prior to joining us, Mr. Xiao served in a number of management positions at TOM Online Inc. from 2004 to 2010, including deputy general manager, technology director and senior manager.  Mr. Xiao received his master’s degree from Beijing University of Posts and Telecommunications in 2004 and bachelor’s degree from China’s Central South University in 2001.

B.                 Compensation

The aggregate cash compensation paid to our directors and executive officers was RMB4.0 million (US$0.6 million) and options to acquire an aggregate of 490,000 ordinary shares were granted to our directors and executive officers in 2011.  No pension, retirement or similar benefits has been set aside or accrued for our executive officers or directors.  We have no service contracts with any of our directors providing for benefits upon termination of employment.

Our PRC companies are required under PRC law to make contributions equal to a certain percentage of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefit.

Equity Compensation Plan

In April 2007, our board of directors and our shareholders adopted an equity compensation plan, or our Original 2007 Plan, to attract, motivate, reward and retain selected employees, consultants and other eligible persons, and hence to drive the success of our business.  We amended our Original 2007 Plan in December 2010 to increase the total number of ordinary shares reserved under our 2007 Plan from 2,960,606 ordinary shares to 5,233,920 ordinary shares.  We further amended our Original 2007 Plan in March 2011 and renamed it as 2007 Share Incentive Plan, or our 2007 Plan.

Plan Administration.  Our board of directors or one or more committees appointed by our board administers our 2007 Plan.  The plan sets forth the provisions and the terms and conditions of our awards.

Types of Awards.  Our 2007 Plan describes the principal features of the following awards that may be granted under our 2007 Plan, including, among others:

•                                          Options.  Options provide for the right to purchase our ordinary shares at a specified exercise price subject to vesting.

•                                          Share Appreciation Rights.  A share appreciation right is a right to receive a payment, in cash or ordinary shares, equal to the excess of the fair market value of a specified number of our ordinary shares on the date the share appreciation right is exercised over the base price as set forth in the award document.

The plan administrator may determine to grant other types of awards, including share bonuses, restricted shares, performance shares, share units, phantom shares and dividend equivalents.

Eligibility.  We may grant awards to our employees, directors, consultants and advisers or those of any of our subsidiaries and affiliates or any other person that the plan administrator determines to be eligible.

Term of the Awards.  The term of each option grant shall be stated in the award agreement, provided that the term shall not exceed ten years from the date of the grant.  The maximum term of a share appreciation right is ten years.

Vesting Schedule.  In general, the plan administrator determines the vesting schedule, which is set forth in the award agreement.

Transfer Restrictions.  Awards granted under our 2007 Plan may not be transferred in any manner by the award holder other than according to law and by the award agreement and may be exercised only by the award holder unless otherwise permitted by the committee administering our equity compensation plan.

Award Agreement.  Awards granted under our 2007 Plan are evidenced by an award agreement that sets forth the terms and conditions applicable to each of these awards, as determined by our board or the committee administering our equity compensation plan in its sole discretion.

Termination.  Without further action by our board of directors, our 2007 Plan will terminate in January 2021.  Our board of directors may amend, suspend, or terminate our 2007 Plan at any time; provided, however, that our board of directors must first seek the approval of the participants of our 2007 Plan if such amendment, suspension or termination would adversely affect the rights of participants.

The table below sets forth the option grants made to our directors and executive officers pursuant to the 2007 Plan as of December 31, 2011.

Name	Number of Ordinary Shares to be Issued Upon Exercise of Options (1)	Exercise Price per Ordinary Share (in US$)	Date of Grant	Date of Expiration

Yongqiang Qian	50,000	0.30	June 6, 2007	June 5, 2013
	200,000	1.045	February 1, 2009	January 31, 2015
Haiyan Gong	50,000	0.30	June 6, 2007	June 5, 2013
JP Gan	50,000	0.30	June 6, 2007	June 5, 2013
Qingyuan Fang	1,000,000	1.045	October 12, 2009	October 11, 2015
Jianzhang Liang	75,000	7.33	July 27, 2011	July 26, 2017
Zhiwu Chen	75,000	7.33	July 27, 2011	July 26, 2017
Shang-Hsiu Koo	250,000	5.00	December 8, 2010	December 7, 2016
Hui Song	70,000	1.2563	July 1, 2010	June 30, 2016
	10,000	7.44	July 13, 2011	July 12, 2017
	30,000	3.85	December 21, 2011	December 20,2017
Bin Xiao	100,000	5.00	December 8, 2010	December 7, 2016
	300,000	7.44	July 13, 2011	July 12, 2017
Other employees and nonemployees	2,122,636	0.30-7.44	June 6, 2007- December 21, 2011	June 5, 2013 - December 20, 2017

(1)          Every two American depositary shares represents three ordinary shares.

C.                 Board Practices

Board of Directors

We are managed by our board of directors.  Our second amended and restated articles of association provides that there should be a board of directors consisting of not more than ten directors.  Currently we intend to have six or seven directors.  A director may be removed by special resolution of the shareholders.  There are no membership share ownership qualifications for directors unless and until fixed by us in a general meeting.  The compensation committee of our board will determine the remuneration to be paid to the directors.

Any director may at any time summon a meeting of the directors.

A meeting of our board of directors shall be competent to make lawful and binding decisions if a majority of the directors then in office are present or represented.  At any meeting of our directors, each director, be it by such director’s presence or by such director’s alternate, is entitled to one vote.

Board Committees

Our board of directors has established an audit committee and a compensation committee.

Audit Committee.  Our audit committee consists of Messrs. Zhiwu Chen, Jianzhang Liang and JP Gan.  Mr. Chen is the chairman of our audit committee.  Our board of directors has determined that each of Messrs. Zhiwu Chen and Jianzhang Liang satisfy the “independence” requirements of Rule 5605 of the Nasdaq Listing Rules and meet the criteria for independence set forth in Section 10A(m)(3)(B)(i) of the Securities Exchange Act of 1934, or the Exchange Act.  In addition, our board of directors has determined that Mr. Zhiwu Chen qualifies as an audit committee financial expert under the applicable SEC rules and as a financially sophisticated audit committee member under Rule 5605(c)(2)(A) of the Nasdaq Listing Rules.

Our audit committee will be responsible for, among other things:

•                                          appointing independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•                                          reviewing with the independent auditors any audit problems or difficulties and management’s response;

•                                          reviewing and approving all proposed related-party transactions;

•                                          discussing the annual audited financial statements with management and the independent auditors, major issues regarding accounting principles and financial statement presentations;

•                                          reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•                                          discussing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

•                                          reviewing with management and the independent auditors the effect of regulatory and accounting initiatives and actions; and

•                                          such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

Compensation Committee.  Our compensation committee consists of Messrs. Jianzhang Liang, Zhiwu Chen and JP Gan.  Mr. Liang is the chairman of our compensation committee.  Messrs. Jianzhang Liang and Zhiwu Chen satisfy the “independence” requirements of Rule 5605 of the Nasdaq Listing Rules.  Our compensation committee will assist the board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers.

Our compensation committee will be responsible for:

•                                          reviewing and approving recommendations to our board of directors for approving the compensation for our executives;

•                                          determining and reviewing bonuses for our officers and other employees;

•                                          determining and reviewing stock-based compensation for our directors, officers, employees and consultants;

•                                          reviewing and recommending to our board of directors compensation of our non-employee directors;

•                                          administering our equity incentive plans in accordance with the terms thereof; and

•                                          such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Messrs. JP Gan, Zhiwu Chen and Jianzhang Liang.  Mr. Gan is the chairman of our nominating and corporate governance committee.  Messrs. Zhiwu Chen and Jianzhang Liang satisfy the “independence” requirements of Rule 5605 of the Nasdaq Listing Rules.  The nominating and corporate governance committee will assist our board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees.

The nominating and corporate governance committee will be responsible for, among other things:

•                                          selecting and recommending the board nominees for election by the shareholders or appointment by our board of directors;

•                                          reviewing annually with our board of directors its current composition in light of the characteristics of independence, knowledge, skills, experience and diversity;

•                                          making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•                                          advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken.

Duties of Directors

Under Cayman Islands law, our directors have a common law duty of loyalty to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly.  Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances.  In fulfilling their duty of care to us, our directors must ensure compliance with our second amended and restated memorandum and articles of association.  Our second amended and restated memorandum and articles of association provides that a director may vote with respect to any contract or transaction in which he or she is interested, whether directly or indirectly interested, provided that the nature of the interest is disclosed prior to its consideration and any vote on such contract or transaction and that a general notice given to our board of directors by any director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed to be sufficient declaration of interest by that director.  We have the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•                                          convening shareholders’ meetings and reporting its work to shareholders at such meetings;

•                                          implementing shareholders’ resolutions;

•                                          determining our business plans and investment proposals;

•                                          formulating our profit distribution plans and loss recovery plans;

•                                          determining our debt and finance policies and proposals for the increase or decrease in our registered capital and the issuance of debentures;

•                                          formulating our major acquisition and disposition plans, and plans for merger, division or dissolution;

•                                          proposing amendments to our second amended and restated memorandum and articles of association; and

•                                          exercising any other powers conferred by the shareholders’ meetings or under our second amended and restated memorandum and articles of association.

Terms of Directors and Executive Officers

Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for reelection.  All of our executive officers are appointed by and serve at the discretion of our board of directors.

Qualification

There is no shareholding qualification for directors.

Employment Agreements

We have entered into employment agreements with each of our executive officers. We may terminate an executive officer’s employment for cause at any time for certain acts of the officer, including, but not limited to, material violation of our policies, failure to perform agreed duties or embezzlement that cause material damage to us, or a conviction of a crime. We can also terminate, with 30-day notice or with payment equivalent to a month’s salary, under certain circumstances. An executive officer may terminate his or her employment at any time by 30-day prior written notice.

Confidentiality and Non-Competition Agreement

We have entered into confidentiality and non-competition agreements with our executive officers. Under these agreements, our executive officers have agreed not to engage or participate in any business activities that compete with us for two years after the termination of his/her employment. They have further agreed not to solicit any of our employees or customers, not to use or disseminate any confidential information concerning us and to assign to us the intellectual property rights in work generated by them as a result of performing their duties or using our resources during their employment with us.

D.                 Employees

As of December 31, 2011, we had 477 full-time employees.  We had a total of 183 and 382 full-time employees as of December 31, 2009 and 2010, respectively.  The following table sets forth the number of our employees by function as of December 31, 2011.

Number of
Employees
Member/customer service	89
Sales	192
Marketing	32
General and administration	39
Technical support	125
Total	477

As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans.  We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.  The total amount of contributions we made to employee benefit plans in 2009, 2010 and 2011 was RMB2.2 million, RMB6.6 million and RMB11.7 million (US$1.9 million), respectively.

We enter into a standard annual employment contract with most of our officers, managers and employees.  These contracts typically include a non-competition provision effective during their employment with us.

We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes.

E.                 Share Ownership

The following table sets forth information known to us with respect to the beneficial ownership of our ordinary shares as of April 16, 2012, taking into account the number of ordinary shares underlying our outstanding options, by:

•                                          each of our directors and executive officers; and

•                                          each person who is known to us to be the beneficial owner of more than 5.0% of our ordinary shares.

	Ordinary Shares Beneficially Owned
	Number(1)	Percent(1)
Directors and Executive Officers:
Yongqiang Qian(2)	10,589,211	21.8%
Haiyan Gong(3)	9,316,198	19.2%
JP Gan(4)	7,833,200	16.2%
Jianzhang Liang	*	* %
Zhiwu Chen	—	—%
Linguang Wu	—	—%
Qingyuan Fang(5)	824,000	1.7%
Shang-Hsiu Koo	*	* %
Hui Song	*	* %
Bin Xiao	*	* %
Directors and Executive Officers Combined	29,112,035	58.9%
Principal Shareholders
Fame Gain Investments Limited(6)	10,589,211	21.8%
Aprilsky Ltd. (7)	9,316,198	19.2%
Funds affiliated with Qiming Venture Partners, L.P. (8)	7,828,200	16.2%

* Beneficially owns less than 1% of our ordinary shares.

(1)           Beneficial ownership is determined in accordance with the rules of the SEC.

(2)           Includes (i) 8,926,711 ordinary shares held by Fame Gain Investments Limited, a limited liability company organized under the laws of the British Virgin Islands, or Fame Gain; (ii) 1,000,000 restricted American depositary shares held by Fame Gain representing 1,500,000 ordinary shares and (iii) 162,500 ordinary shares underlying share options held by Mr. Qian which are currently exercisable or exercisable within 60 days of April 16, 2012. Fame Gain Investments Limited is 100% owned by Mr. Qian. The registered address for Fame Gain Investments Limited is P.O. Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands. The business address of Mr. Qian is Room 1005, Changxin Building, No. 39 Anding Road, Chaoyang District, Beijing, the People’s Republic of China.

(3)           Includes (i) two ordinary shares held by Aprilsky Ltd.; (ii) 6,177,464 restricted American depositary shares held by Aprilsky Ltd. representing 9,266,196 ordinary shares and (iii) 50,000 ordinary shares underlying share options held by Aprilsky Ltd. which are currently exercisable or exercisable within 60 days of April 16, 2012. Aprilsky Ltd. is 100% owned by Ms. Gong. Aprilsky Ltd’s registered address is Kingston Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands. The business address for Ms. Gong is Room 1005, Changxin Building, No. 39 Anding Road, Chaoyang District, Beijing, the People’s Republic of China.

(4)           Includes (i) 7,668,527 ordinary shares held by Qiming Venture Partners, L.P., (ii) 114,673 ordinary shares held by Qiming Managing Directors Fund, L.P. and (iii) 50,000 ordinary shares underlying share options held by Mr. Gan which are currently exercisable or exercisable within 60 days of April 16, 2012. The general partner of Qiming Venture Partners, L.P. is Qiming GP, L.P., a Cayman Islands exempted limited partnership. The general partner of both Qiming Managing Directors Fund, L.P. and Qiming GP, L.P. is Qiming Corporate GP, Ltd., a Cayman Islands limited company. See also note (8) to this table below. Mr. Gan is a managing director of and participates on the investment committee of Qiming Corporate GP, Ltd. Mr. Gan disclaims beneficial ownership of the ordinary shares owned by Qiming Venture Partners, L.P. and Qiming Managing Directors Fund, L.P. and the ordinary shares underlying the share options. The business address for Mr. Gan is 11400 SE Sixth Street, Suite 100 Bellevue, Washington 98004, USA.

(5)           Includes (i) 199,000 ordinary shares held by Daoyi Investments Limited and (ii) 625,000 ordinary shares underlying share options held by Daoyi Investments Limited which are currently exercisable or exercisable within 60 days of April 16, 2012.  Daoyi Investments Limited is 100% owned by Mr. Fang. The registered address for Daoyi Investments Limited is Drake Chambers P.O. Box 4301, Road Town, Tortola, British Virgin Islands. The business address for Mr. Fang is Room 1005, Changxin Building, No. 39 Anding Road, Chaoyang District, Beijing, the People’s Republic of China.

(6)           See note (2).

(7)           See note (3).

(8)           Includes (i) 7,668,527 ordinary shares held by Qiming Venture Partners, L.P., (ii) 114,673 ordinary shares held by Qiming Managing Directors Fund, L.P. and (iii) 45,000 ordinary shares underlying share options held by JP Gan which are currently exercisable or exercisable within 60 days of April 16, 2012.  Qiming Venture Partners, L.P. and Qiming Managing Directors Fund, L.P. are collectively referred to as the Qiming Funds. The general partner of Qiming Venture Partners, L.P. is Qiming GP, L.P., a Cayman Islands exempted limited partnership. The general partner of both Qiming Managing Directors Fund, L.P. and Qiming GP, L.P. is Qiming Corporate GP, Ltd., a Cayman Islands limited company. Voting and investment power of the shares held by the Qiming Funds is exercised by the investment committee of Qiming Corporate GP, Ltd., which consists of Duane Kuang, Gary Rieschel, JP Gan and Robert Headley, each of whom disclaims beneficial ownership of the ordinary shares owned by the Qiming Funds except to the extent of his respective pecuniary interest therein. The registered address of the Qiming Funds, Qiming GP, L.P. and Qiming Corporate GP, Ltd. is M&C Corporate Services Limited, PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

To our knowledge, we had a total of five record holders in the United States. Citibank, N.A., as the depositary of our ADS facility, holds approximately 57.3% of our total outstanding ordinary shares. The number of beneficial owners of our ADSs in the United States is likely much larger than the number of record holders of our ordinary shares in the United States.

None of our existing shareholders have voting rights that differ from the voting rights of other shareholders after the closing of our initial public offering.

Item 7.                     Major Shareholders and Related Party Transactions.

A.                 Major Shareholders

For the details of our major shareholders, please refer to Item 6.  “Directors, Senior Management and Employees — Share Ownership.”

B.                 Related Party Transactions Overview

Transactions Related to Our Corporate Structure

See “Item 4. Information on the Company — C. Organizational Structure” for a description of contractual arrangements related to our corporate structure.

Shareholders’ Agreement

In connection with our Series A financing transaction in April 2007, Harper, its shareholders and preferred shareholders entered into a shareholders’ agreement dated as of May 14, 2007. As a result of the Share Swap in January 2011, the shareholders’ agreement was terminated, and a new shareholders’ agreement dated as of January 26, 2011, or Shareholders’ Agreement, was entered into between us and the existing shareholders of Jiayuan. Pursuant to the Shareholders’ Agreement, we have granted certain registration rights to holders of our registrable securities, which include our ordinary shares issued or issuable upon conversion of our preferred shares. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights.    Holders of the registrable securities then outstanding have the right to demand that we file a registration statement for at least 10% of the registrable securities then held by such holders. We, however, are not obliged to effect a demand registration if we have already effected three registrations and such registrations have been declared or ordered effective.

Form F-3 or Form S-3 Registration Rights.    Holders of at least 25% of our registrable securities then outstanding have the right to request that we file a registration statement under Form F-3 or Form S-3 or a similar form. We are not obliged to effect any such registration (i) if Form S-3 is not then available for such offering by the holders of our registrable securities; (ii) if the holders of registrable securities, together with the holders of any other securities we issued that are entitled to inclusion in such registration, propose to sell registrable securities and such other securities at an aggregate price to the public of less than US$5,000,000; (iii) if we provide the requesting holders a certificate signed by our chief executive officer stating that in the good faith judgment of the board of directors that filing of a registration statement will be detrimental to us and our shareholders (in which case we may defer the filing of the Form S-3, Form F-3 (or a similar form) registration statement for a period of not more than 90 days), but we cannot exercise this deferral right more than once in any 12-month period on a registration request initiated by a same group of initiating holders. We may not register any securities for the account of ourselves or any other shareholder during such 90 day period, subject to certain exceptions, (i) if we have, within the twelve month period preceding the date of such request, already effected two registrations on Form S-3 or Form F-3 (or a similar form) for the holders; (ii) in any particular jurisdiction in which we would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification or compliance; or (iii) during the period ending 180 days after the effective date of a piggybank registration.

Piggyback Registration Rights.    If we propose to register any of our shares or other securities under the Securities Act in connection with the public offering of such securities solely for cash, subject to certain exceptions, then we must offer holders of registrable securities an opportunity to include in this registration all or any part of their registrable securities. The underwriters of any underwritten offering may in good faith allocate the shares to be included in the registration statement first to us, second to each of the requesting holders of registrable securities on a pro rata basis, and third to holders of other shares of us as long as (i) the number of registrable securities included in any such registration is not below 25% of the aggregate number of shares of registrable securities for which inclusion has been requested, and (ii) all shares that are not registrable securities and are held by any other person are first excluded.

Expenses of Registration.    We will pay all registration expenses (other than underwriters’ discounts or commissions) relating to any demand, Form F-3 or S-3, or piggyback registration as described above.

Transactions with Shareholders

We borrowed US$150,000 from Ms. Gong, our founder and co-chief executive officer, in November 2010 in connection with the establishment of Beijing Miyuan.  This loan is interest-free and has a maturity date of November 11, 2011, with an automatic one-year extension at each maturity date.  We repaid the outstanding amount due under this borrowing in May 2011.

We advanced RMB1.0 million (US$152,000) to Ms. Gong in November 2010.  This personal loan was interest-free and had a maturity date of November 11, 2011, with an automatic one-year extension at each maturity date.  Ms. Gong repaid the outstanding amount due under this loan in January 2011.

We have in the past made interest-free advances to Ms. Gong for business purposes.  During the period from January 1, 2009 through the date of our initial public offering, the maximum aggregate amount of outstanding balance was RMB168,000 (US$26,700), all of which was settled prior to our initial public offering.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management” for a description of the employment agreements we have entered into with our senior executive officers.

Stock Option Grants

See “Item 6. Directors, Senior Management and Employees — Compensation of directors and executive officers.”

C.                 Interests of Experts and Counsel

Not applicable.

Item 8.                     Financial Information.

A.                 Consolidated Statements and Other Financial Information

Please see our consolidated financial statements which are filed as part of this annual report.

Legal proceedings

We may be subject to legal proceedings, investigations and claims relating to the conduct of our business from time to time.  We may also initiate legal proceedings in order to protect our contractual and property rights.  We are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

Dividend policy

Except for dividends paid to holders of our Series A preferred shares, we have not paid any dividends since our inception and we currently intend to retain all available funds and any future earnings to finance our business and to fund the growth and expansion of our business, and, therefore, do not expect to pay any cash dividends on our ordinary shares, including those represented by ADSs, in the foreseeable future.

We are a holding company incorporated in the Cayman Islands.  We rely on dividends from our subsidiaries in China.  Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations.  In addition, our subsidiaries in China are required to set aside each year a certain amount of their accumulated after-tax profits, if any, to fund certain statutory reserves.  These reserves may not be distributed as cash dividends.  Further, if our subsidiaries in China incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.  For a detailed discussion, see “Item 3. Key Information — D. Risk Factors—Risks Relating to Regulation of Our Business and to Our Structure—Our holding company structure may restrict our ability to receive dividends from, or transfer funds to, our PRC subsidiaries, which could restrict our ability to act in response to changing market conditions and reallocate funds among our Chinese entities in a timely manner.” Limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely affect our ability to grow, make investments or acquisitions, pay dividends, and otherwise fund and conduct our businesses.

Any future determination to pay dividends, if any, will be made at the discretion of our board of directors and will be based upon our future operations and earnings, capital requirements and surplus, general financial condition, shareholders’ interests, contractual restrictions and other factors our board of directors may deem relevant.

Holders of our ADSs will be entitled to receive dividends, if any, subject to the terms of the deposit agreement, to the same extent as the holders of our ordinary shares.  Cash dividends will be paid to the depositary in U.S. dollars, which will distribute them to the holders of ADSs according to the terms of the deposit agreement.  Other distributions, if any, will be paid by the depositary to the holders of ADSs in any means it deems legal, fair and practical.

B.                 Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.                     The Offering and Listing.

A.                 Offering and Listing Details

Our ADSs, every two ADSs representing three ordinary shares, have been listed on the NASDAQ Global Select Market since May 11, 2011. Our ADSs are traded under the symbol “DATE.”

The following table provides the high and low trading prices for our ADSs on the NASDAQ Global Select Market for the periods shown.

	Trading Price
	High	Low
	US$	US$
Annual Highs and Lows
2011 (from May 11, 2011)	16.12	5.50

Quarterly Highs and Lows
April 1-June 30, 2011	15.80	9.12
July 1-September 30, 2011	16.12	7.50
October 1-December 31, 2011	10.88	5.50
January 1-March 31, 2012	7.95	5.11

Monthly Highs and Lows
2011
October	10.86	6.70
November	10.88	7.00
December	7.60	5.50
2012
January	7.60	5.61
February	7.95	6.51
March	7.33	5.11
April (through April 19, 2012)	5.54	4.83

B.                 Plan of Distribution

Not applicable.

C.                 Markets

Our ADSs, every two ADSs representing three ordinary share have been listed on the NASDAQ Global Select Market since May 11, 2011 under the symbol “DATE.”

D.                 Selling Shareholders

Not applicable.

E.                 Dilution

Not applicable.

F.                 Expenses of the Issue

Not applicable.

Item 10.              Additional Information.

A.                 Share Capital

Not applicable.

B.                 Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our second amended and restated memorandum and articles of association contained in “Description of Share Capital” of our F-1 registration statement (File No. 333-173619) originally filed with the Securities and Exchange Commission on April 20, 2011, as amended.

C.                 Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D.                 Exchange Control

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation of Foreign Currency Exchange and Dividend Distribution.”

E.                 Taxation

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our company levied by the government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not a party to any double tax treaties that are applicable to any payments made to or by our company.

There is no exchange control legislation under Cayman Islands law and accordingly there are no exchange control regulations imposed under Cayman Islands law.

People’s Republic of China Taxation

The EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” of China.  Under the implementation regulations for the EIT Law issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.  On April 22 2009, the SAT released the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, which sets out the standards and procedures for recognizing the location of the “de facto management bodies” of an enterprise registered outside of the PRC and funded by Chinese enterprises as controlling investors, or a Chinese Funded Enterprise.  Although SAT Circular 82 only applies to offshore enterprises controlled by PRC enterprises, or the Chinese Funded Enterprise, not those controlled by PRC individuals like us, the determining criteria set forth in the SAT Circular 82 may reflect the SAT’s general position on how the “de facto management body” test may be applied in determining the tax resident status of offshore enterprises.  Under SAT Circular 82, a Chinese Funded Enterprise shall be considered a resident enterprise if all of the following applies:

(i) a Chinese Funded Enterprise’s major management department and personnel who are responsible for carrying out daily operations are located in the PRC; (ii) the department or the personnel who have the right to decide or approve the Chinese Funded Enterprise’s financial and human resource matters are located in the PRC; (iii) the major assets, account book, company seal and meeting minutes of the Chinese Funded Enterprise are located or stored in the PRC; and (iv) the directors or management personnel holding no less than 50% voting rights of the Chinese Funded Enterprise habitually reside in the PRC.

We do not believe that any of our offshore entities meets all of the conditions above.  Each of Jiayuan, Harper and Jiayuan Hong Kong is a company incorporated outside the PRC.  As holding companies, these three entities’ key assets and records, including the resolutions of their respective board of directors and the resolutions of their respective shareholders, are located and maintained outside the PRC.  Due to the lack of clear guidance on the criteria pursuant to which the PRC tax authorities will determine our tax residency under the EIT Law, see “Item 3. Key Information — D. Risk Factors—Risks Relating to Our Industry—We may be classified as a “resident enterprise” for PRC enterprise income tax purposes, which could result in our global income becoming subject to 25% PRC enterprise income tax,” it remains unclear whether the PRC tax authorities will treat us as a PRC resident enterprise.  In addition, we are not aware of any offshore holding companies with a similar corporate structure as ours ever having been deemed a PRC “resident enterprise” by the PRC tax authorities.  Therefore, we believe that none of these three entities should be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in the SAT Circular 82 were deemed applicable to us.

Under the EIT Law and implementation regulations issued by the State Council, PRC withholding tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement.  We are a Cayman Islands holding company and substantially all of our income may come from the dividends we receive from our PRC subsidiaries through Jiayuan Hong Kong.  Under the Arrangement between the Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, which became effective on January 1, 2007, income tax on dividends payable to a company resident in Hong Kong that holds more than a 25% equity interest in a PRC resident enterprise may be reduced to a rate of 5%.  However, it is uncertain that we will be able to enjoy such preferential withholding tax treatment.  According to the Circular of the State Administration of Taxation on Printing and Issuing the Administrative Measures for Non-resident Individuals and Enterprises to Enjoy the Treatment Under Taxation Treaties, which became effective on 1 October 2009, the 5% tax rate does not automatically apply and approvals from competent local tax authorities are required before an enterprise can enjoy the relevant tax treatments relating to dividends under relevant taxation treaties.  Furthermore, according to the Notice on Certain Issues with respect to the Enforcement of Dividend Provisions in Tax Treaties issued by the State Administration of Taxation in February 2009, if the main purpose of an offshore arrangement is to obtain a preferential tax treatment, the PRC tax authorities have the discretion to adjust the preferential tax rate enjoyed by the relevant offshore entity.  However, as the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, notwithstanding the foregoing, we may be deemed to be a PRC resident enterprise under the EIT Law.  If we are deemed to be a PRC resident enterprise, we will be subject to PRC enterprise income tax at the rate of 25% on our global income and may be required to withhold a 10% withholding tax from dividends we pay to our shareholders, including the holders of our ADSs, unless otherwise provided under the applicable double tax treaties between China and governments of other jurisdictions.  In that case, however, dividend income we receive from our PRC subsidiaries may be exempt from PRC enterprise income tax because the EIT Law and its implementation rules generally provide that dividends received from a PRC resident enterprise from its directly invested entity that is also a PRC resident enterprise is exempt from enterprise income tax.  However, as there is still uncertainty as to how the EIT Law and its implementation rules will be interpreted and implemented, we cannot assure you that we are eligible for such PRC enterprise income tax exemptions or reductions.

If we are deemed to be a PRC resident enterprise and our non-resident enterprise shareholders (including our ADS holders) are subject to PRC tax as described above, the withholding agent will be required to withhold enterprise income tax on payments of dividends to such investors.  The withholding agent will be required to withhold enterprise income tax on payments of dividends to such investors.  The withholding agent must obtain a tax withholding registration and withhold the enterprise income tax from each payment made to a non-resident enterprise shareholder and file a report to the competent tax authorities.  Where the withholding agent fails or is unable to perform its withholding obligation, the non-resident enterprise shareholder must pay the tax payment due to the applicable tax authorities within seven days after the payment is made or due.

We, as the withholding agent, will be required to obtain a tax withholding registration and withhold the applicable enterprise income tax to comply with the above requirements.  It is not clear who the withholding agent would be if tax is due on disposition gains.  In the event that we or our non-resident enterprise shareholders (including our ADS holders) fail to comply with the above procedures, we or our non-resident enterprise shareholders (including our ADS holders) may be ordered to rectify the noncompliance or be subject to a fine of no more than RMB10,000.  Failure by us to withhold the income tax fully and timely may result in late payment penalties and a fine of 50% to three times of the unpaid tax and failure by our ADS holders to pay the tax fully and timely may result in late payment penalties and a fine of 50% to five times of the unpaid tax.  It is unclear whether non-PRC individual ADS holders of Jiayuan should be subject to any PRC tax on dividends or gains.

On the other hand, if we are not deemed a PRC resident enterprise, no PRC income tax will be payable on shares or dividends distributed by us or realized from the sale or other disposition of our shares or ADSs by the non-resident holders of our ADSs.

United States Federal Income Tax Consequences

The following discussion describes the material United States federal income tax consequences of the ownership and disposition of our ordinary shares and ADSs as of the date hereof.  The discussion is applicable only to United States Holders (as defined below) who hold our ordinary shares or ADSs as “capital assets,” as defined in Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).  As used herein, the term “United States Holder” means a beneficial owner of an ordinary share or ADS that is for United States federal income tax purposes:

•                  an individual citizen or resident of the United States;

•                  a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•                  an estate the income of which is subject to United States federal income taxation regardless of its source; or

•                  a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

If a partnership (or other entity taxable as a partnership for United States federal income tax purposes) holds our ordinary shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level.  If you are a partnership or a partner in such partnership that holds our ordinary shares or ADSs, you should consult your tax advisors.

This discussion does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•                  a dealer in securities or currencies;

•                  a financial institution;

•                  a regulated investment company;

•                  a real estate investment trust;

•                  an insurance company;

•                  a tax-exempt organization;

•                  a person holding our ordinary shares or ADSs as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•                  a trader in securities that has elected the mark-to-market method of accounting for your securities;

•                  a person liable for alternative minimum tax;

•                  a person who owns or is deemed to own 10% or more of our voting stock;

•                  a partnership or other pass-through entity for United States federal income tax purposes;

•                  a United States expatriate and certain former citizens or long-term residents of the United States; or

•                  a person whose “functional currency” is not the United States dollar.

The discussion below is based upon the provisions of the Code and regulations, administrative rulings and judicial decisions thereunder, all as of the date hereof, which are subject to differing interpretations or change (possibly with retroactive effect) so as to result in United States federal income tax consequences different from those discussed below.  We can provide no assurance that the tax considerations contained in this summary will not be challenged by the Internal Revenue Service or will be sustained by a court if so challenged.

The United States Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying security (for example, pre-releasing ADSs to persons that do not have the beneficial ownership of the securities underlying the ADSs).  Accordingly, the creditability of any PRC taxes and the availability of the reduced tax rate for any dividends received by certain non-corporate United States Holders, including individual United States Holders, could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs and our company if, as a result of such actions, the holders of ADSs are not properly treated as beneficial owners of underlying ordinary shares.

This discussion does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-United States tax laws.  You should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

ADSs

If you hold ADSs, you generally will be treated as the owner of the underlying ordinary shares that are represented by such ADSs for United States federal income tax purposes.  Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.

Taxation of Dividends

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of any cash distributions on the ADSs or ordinary shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as dividends.  Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of the ordinary shares, or by the depositary, in the case of ADSs.  Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate United States Holders, dividends received in taxable years beginning before January 1, 2013 may be subject to reduced rates of taxation provided that (a) our ordinary shares (or ADSs backed by such shares) are readily tradable on an established securities market in the United States or, in the event we are deemed to be a PRC “resident enterprise” under the PRC tax law, we are eligible for the benefits of the income tax treaty between the United States and the PRC (the “US-PRC Treaty”), (b) we are not a passive foreign investment company (as discussed below under “—Passive Foreign Investment Company”) for either the taxable year in which the dividend is paid or the preceding taxable year, and (c) certain holding period requirements are met.

For purposes of clause (a) above, United States Treasury Department guidance indicates that our ADSs, but not our ordinary shares, are traded on an established securities market in the United States.  Thus, we believe that dividends we pay on our ordinary shares that are represented by ADSs, but not on our ordinary shares that are not so represented, may qualify for the reduced tax rates.  There can be no assurance that our ADSs will be considered readily tradable on an established securities market.  You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

Subject to certain conditions and limitations, PRC withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your United States federal income tax liability.  For purposes of calculating the foreign tax credit, dividends paid to you with respect to our ordinary shares or ADSs will be treated as income from sources outside the United States and will generally constitute passive category income.  The rules governing eligibility for the benefits of the income tax treaty and the foreign tax credit are complex.  Accordingly, you are urged to consult your tax advisors regarding the application of these rules in light of your particular circumstances.

Taxation of Dispositions

Subject to the discussion under “—Passive Foreign Investment Company” below, you will recognize taxable gain or loss on any sale, exchange or other disposition of our ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares.  Such gain or loss will generally be capital gain or loss.  Capital gains are generally subject to United States federal income tax at the same rate as ordinary income, except that non-corporate United States Holders who have held their ADSs or ordinary shares for more than one year may be eligible for reduced rates of taxation.  The deductibility of capital losses is subject to limitations.

Any gain or loss recognized by you will generally be treated as United States source gain or loss.  Consequently, you may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.  However, if we are treated as a “resident enterprise” for PRC tax purposes, we may be eligible for the benefits of the US-PRC Treaty.  In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a United States Holder that is eligible for the benefits of the US-PRC Treaty may treat the gain as PRC source income for foreign tax credit purposes.  You are urged to consult your tax advisors regarding the creditability of any such PRC tax under your particular circumstances.

Passive Foreign Investment Company

Based upon the composition of our income and assets and valuation of our assets, including goodwill, we do not believe we were a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2011.  In general, we will be a PFIC for any taxable year in which:

•      at least 75% of our gross income for such year is passive income, or

•      at least 50% of the value (determined based on a quarterly average) of our assets during such year is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person) and gains from the disposition of passive assets.  If we own, directly or indirectly, at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of such corporation’s assets and receiving our proportionate share of such corporation’s income.  While it is not entirely clear how the contractual arrangements between us and our PRC operating companies and Jiayuan Shanghai Center will be treated for purposes of the PFIC rules, we believe that such contractual arrangements should be treated as ownership of stock.  However, if it is determined that such contractual arrangements should not be treated as ownership of stock for purposes of the PFIC rules, we would likely be treated as a PFIC.

The determination of whether we are a PFIC is made annually.  Accordingly, it is possible that we may become a PFIC in a future taxable year due to changes in our asset or income composition.  Because we have valued our goodwill based on the market value of our equity, a decrease in the price of our ADSs and ordinary shares may also result in our becoming a PFIC.  If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold our ADSs or ordinary shares, regardless of whether we actually continue to be a PFIC.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below.  For this purpose, excess distributions are distributions received in a taxable year that are greater than 125% of the average annual distributions received in respect of your ADSs or ordinary shares during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares.  Under these special tax rules:

•      the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•      the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•      the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale or other disposition of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

In addition, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends described under “—Taxation of Dividends” above, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.  Under recently enacted legislation, if you hold ADSs or ordinary shares in any year in which we are a PFIC, you are required to file an annual report containing such information as the United States Treasury may require.  If we are or become a PFIC, you should consult your tax advisors regarding any reporting requirements that may apply to you.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares and we own, directly or indirectly, stock in any other entities that are PFICs, you would be treated as owning a proportionate amount (by value) of such stock for purposes of the application of these rules.  You are urged to consult your tax advisors about the application of the PFIC rules to other entities in which we own stock.

In certain circumstances, you may avoid the PFIC tax consequences described above by making a valid mark-to-market election, provided the stock of a PFIC is regularly traded on a qualified exchange.  Under current law, the mark-to-market election may be available to holders of ADSs because the ADSs are listed on the Nasdaq Global Select Market, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election.  It should also be noted that only the ADSs and not our ordinary shares are listed on the Nasdaq Global Select Market.  Consequently, if you are a holder of ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election if we are or become a PFIC.  In addition, because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a United States Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

If you make an effective mark-to-market election for the first taxable year in which you hold (or are deemed to hold) our ADSs, you will include as ordinary income in each taxable year that we are a PFIC the excess of the fair market value of your ADSs at the end of your taxable year over your adjusted tax basis in the ADSs.  Moreover, you will be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of your taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.  If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of your ADSs will be treated as ordinary income, and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

Your adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules.  Any distributions that we make would generally be subject to the rules discussed above under “—Taxation of Dividends,” except that the lower rate applicable to qualified dividend income would not apply.  If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election.  You are urged to consult your tax advisor about the availability of the mark-to-market election and whether making the election would be advisable in your particular circumstances.

Subject to certain limitations, a United States Holder may also avoid the rules described above with respect to stock in a PFIC by electing to treat such PFIC as a “qualified electing fund” under Section 1295 of the Code.  However, you may make a qualified electing fund election with respect to your ADSs or ordinary shares only if we agree to furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information necessary to permit you to make this election.  You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or ordinary shares if we are considered a PFIC in any taxable year.

Information Reporting and Backup Withholding

In general, dividends in respect of our ADSs or ordinary shares and the proceeds from the sale, exchange or redemption of our ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible United States backup withholding at a current rate of 28%, unless the conditions of an applicable exception are satisfied.  Backup withholding will not apply to a United States Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding.  United States Holders who are required to establish their exempt status can generally provide such certification on Internal Revenue Service Form W-9.

Backup withholding is not an additional tax.  Any amounts withheld as backup withholding may be credited against your United States federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.  You should consult your tax advisors regarding the application of the United States information reporting and backup withholding rules to your particular circumstances.

Additional Reporting Requirements

Certain United States Holders who are individuals are required to report information relating to an interest in certain foreign financial assets, including equity in foreign entities, if the aggregate value of all of these assets exceeds US$50,000.  Our ADSs and ordinary shares are expected to constitute foreign financial assets subject to these requirements unless they are held in an account at a financial institution.  Failure to comply with these reporting requirements may result in substantial penalties.  You should consult your tax advisors regarding the effect, if any, of these rules on the ownership and disposition of our ADS and ordinary shares.

F.      Dividends and Paying Agents

Not applicable.

G.      Statement by Experts

Not applicable.

H.     Documents on Display

We previously filed with the SEC our registration statement on Form F-1, as amended, and prospectus under the Securities Act of 1933, with respect to our ordinary shares represented by the ADSs. We also filed with the SEC a related registration statement on Form F-6 with respect to the ADSs.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. All documents filed by us with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We intend to furnish Citibank, N.A., the depositary of our ADSs, with all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

In accordance with Rule 5250(d) of the NASDAQ Listing Rules, we will post this annual report on Form 20-F on our website at http://ir.jiayuan.com/sec.cfm. In addition, we will provide hard copies of our annual report free of charge to shareholders and ADS holders upon request.

I.       Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure” and Exhibit 8.1 “Significant Subsidiaries,” filed herewith.

Item 11.     Quantitative and Qualitative Disclosures About Market Risk.

Our business activities are exposed to a variety of market risks, including credit risk, foreign currency risk, inflation risk and interest rate risk.

Credit Risk

Financial instruments that potentially subject us to significant concentration of credit risk primarily consist of cash and cash equivalents, short-term deposits, accounts receivable and term deposits.  As of December 31, 2009, 2010 and 2011, substantially all of our cash and cash equivalents and short-term deposits were held by banks located in the PRC that we believes are of high-credit ratings and quality.

Accounts receivable are typically unsecured and are mainly derived from revenue collected by distribution and collections companies on our behalf in the PRC.  The risk with respect to accounts receivable is mitigated by credit evaluations that we perform on the distribution and collections companies and our ongoing monitoring of outstanding balances.

Foreign Currency Risk

Substantially all our revenues and expenses are denominated in Renminbi, with a portion in U.S. dollars.  Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars.  Such fluctuations will also affect us with respect to the translation of the net proceeds we receive from our initial public offering into Renminbi.  Furthermore, a decline in the value of the Renminbi could reduce the U.S. dollar equivalent of the value of the earnings from, and our investments in, our PRC companies.  Based on the amount of our U.S. dollar denominated cash and cash equivalents as of December 31, 2011, a 10% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB9.0 million (US$1.4 million) of our total amount of cash and cash equivalents.  To the extent we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations or other uses within the PRC, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion.

A majority of our operating transactions are denominated in RMB and a significant portion of our assets and liabilities is denominated in RMB, including some portion of the net proceeds we received from initial public offering which has been converted into RMB.  RMB is not freely convertible into foreign currencies.  The value of the RMB is subject to changes in the central government policies and to international economic and political developments.  In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China, or PBOC.  Our remittances in currencies other than RMB in China must be processed through PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

Inflation Risk

In recent years, China has not experienced significant inflation, and therefore inflation has not had a significant effect on our business.  Although we have not in the past been materially affected by any such inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.  For example, certain operating costs and expenses, such as personnel expenses, building leasing expenses, travel expenses and office operating expenses may increase as a result of higher inflation.  We are not able to hedge our exposures to higher inflation in China.  According to the National Bureau of Statistics in China, the change in the Consumer Price Index in China was -0.7%, 3.3% and 5.4% in 2009, 2010 and 2011, respectively.

Interest Rate Risk

Our exposure to the interest rate risk primarily relates to the interest income generated by excess cash invested in short-term deposits and term deposits.  Interest earning instruments carry a degree of interest rate risk.  We have not been exposed nor do we anticipate being exposed to material risks due to changes in market interest rates.  However, our future interest income may fall short of expectations due to changes in market interest rates.  Based on our interest earning instruments during the year ended December 31, 2011, a 10% change in the interest rates would result in an increase or decrease of RMB0.5 million (US$81,000) of our total amount of interest income for 2011.

Item 12.     Description of Securities Other than Equity Securities.

A.  Debt Securities

Not applicable.

B.  Warrants and Rights

Not applicable.

C.  Other Securities

Not applicable.

D.  American Depositary Shares

Fees and Charges Payable by ADR Holders

ADS holders will be required to pay the following service fees to the depository:

Service	Fees

• Issuance of ADSs	Up to U.S. 5¢ per ADS issued
• Cancellation of ADSs	Up to U.S. 5¢ per ADS canceled
• Distribution of cash dividends or other cash distributions	Up to U.S. 5¢ per ADS held
• Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights	Up to U.S. 5¢ per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held
• Depositary Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the Depositary
• Transfer of ADRs	U.S. $1.50 per certificate presented for transfer

Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The Depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividend, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes.

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as the company and the Depositary may agree from time to time.

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. We received reimbursements in the amount of approximately US$79,000 in 2011.

PART II

Item 13.     Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.     Material Modifications to the Rights of Security Holders and Use of Proceeds.

Use of proceeds

The following “Use of Proceeds” information relates to our initial public offering, at US$11.00 per ADS, of 7,100,000 ADSs, every two ADSs representing three ordinary shares, of which 6,700,000 ADSs were offered by our company and 400,000 ADSs were offered by a selling shareholder. The aggregate offering price was US$78,100,000, with US$73,700,000 for the ADSs offered by us and US$4,400,000 for the ADSs offered by the selling shareholder. The registration statement on Form F-1 (File No. 333-173619) for our initial public offering was declared effective by the SEC on May 11, 2011. On May 16, 2011, we completed our initial public offering after all of the registered securities were sold. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., China International Capital Corporation Hong Kong Securities Limited, Oppenheimer & Co. Inc. and Stifel, Nicolaus & Company, Incorporated were the underwriters for our initial public offering.

The total expenses we incurred in connection with our initial public offering were approximately US$8.5 million, including underwriting discounts and commissions of approximately US$5.2 million and other fees and expenses of approximately US$3.3 million.

We received net proceeds of approximately US$65.2 million from our initial public offering. From May 11, 2011, the effective date of our registration statement on Form F-1 for the offering, to December 31, 2011, we used the net proceeds as follows:

•                  approximately US$4.0 million to pay accrued but unpaid dividends due to the holders of our Series A preferred shares payable upon the completion of our initial public offering, including US$3.0 million to Fame Gain, Qiming Venture Partners, L.P. and Qiming Managing Directors Fund, L.P.;

Proceeds from our initial public offering that have yet to be applied have been invested in bank deposits.

Item 15.     Controls and Procedures.

Internal Control Over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to the transition period permitted by rules of the SEC for newly public companies.

The SEC, as required under Section 404 of the Sarbanes-Oxley Act, or Section 404, has adopted rules requiring public companies to include a report of management on the effectiveness of these companies’ internal control over financial reporting in their annual reports. In addition, an independent registered public accounting firm must report on the effectiveness of public companies’ internal control over financial reporting. These requirements will first apply to us beginning with our annual report on Form 20-F for the fiscal year ending December 31, 2012.

Our management identified one material weakness in our internal control over financial reporting as of December 31, 2011. The material weakness related to the lack of sufficient accounting personnel with knowledge to perform period-end reporting procedures under U.S. GAAP, to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP. We had taken measures to address the material weakness during the year ended December 31, 2011, including (1) established an audit committee to oversee the accounting and financial reporting processes as well as external audits of our company, (2) established an internal audit function, (3) hired additional qualified professionals with relevant U.S. GAAP accounting experience for our finance and accounting department, and (4) provided additional accounting and financial reporting trainings for our existing personnel . We consider that the actions taken above have improved our internal control over financial reporting, and we will continue to take remedial steps, including but not limited to: (1) continue to provide further training to our finance staff to enhance their understanding of our policies and procedures; (2) engage external consultant to provide advice on our plan to enhance our controls and procedures over financial reporting, and (3) continue to hire additional qualified accounting personnel with appropriate U.S. GAAP and SEC reporting experience.

We consider that the actions we are taking, as listed above, will help remedy the material weakness referred to above, and help strengthen our general internal controls and procedures over financial reporting. While we have developed a remediation plan to address this material weakness, this remediation plan or any additional plan we plan to implement may be insufficient to address our material weakness and additional material weaknesses may be discovered in the future. We plan to continue to address and remediate additional control deficiencies we may identify during our evaluation process in time to meet the deadline for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. See “Item 3.D. Key Information—Risk Factors—Risks Factors Relating to Our Business—If we fail to develop or maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential shareholders could lose confidence in our financial reporting, which would harm the value of our ADSs.”

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our co-chief executive officers and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act) as of December 31, 2011. Based on such evaluation, our co-chief executive officers and chief financial officer have concluded that, despite improvements made to our internal control over financial reporting during 2011, as of December 31, 2011, our disclosure controls and procedures were not effective due to the material weakness in our internal control over financial reporting described above. To address this material weakness, we have performed additional analysis and other procedures including additional management reviews to ensure the accuracy and completeness of financial statements, information and disclosures contained in this annual report.

Our management, including our co-chief executive officers and chief financial officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system may be limited by resource constraints, and the benefits of control must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal control over financial reporting that occurred during the periods covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.  Audit Committee Financial Expert.

Our board of directors has determined that Mr. Zhiwu Chen qualifies as an audit committee financial expert under the applicable SEC rules and as a financially sophisticated audit committee member under Rule 5605(c)(2)(A) of the Nasdaq Listing Rules.

Item 16B.  Code of Ethics.

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers, employees and advisors. We have filed our code of business conduct and ethics as Exhibit 99.1 of our registration statement on Form F-1 (file No. 333-173619) filed with the Securities and Exchange Commission on April 20, 2011 and posted a copy of our code of business conduct and ethics on our investor relations website at http://ir.jiayuan.com/governance.cfm. We hereby undertake to provide to any person without charge, upon a written request, a copy of our code of business conduct and ethics.

Item 16C.  Principal Accountant Fees and Services.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our principal external auditors, for the periods indicated. We did not pay any tax related or other fees to our auditors during the periods indicated below.

	Years ended December 31,
	2010	2011
	(In thousands, in RMB)
Audit fees (1)	2,263	5,278
Audit-related fees (2)	—	4,808
Tax fees (3)	156	—
All other fees (4)	—	343

(1)          “Audit fees” means the aggregate fees for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings. Services comprising the fees disclosed under this category also involved limited reviews performed on our consolidated financial statements.

(2)          “Audit-related fees” means the aggregate fees for professional services rendered by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees”. Services relating to the fees disclosed under “Audit-related fees” primarily include those services relating to our initial public offering and the issuance of comfort letters.

(3)          “Tax fees” represents the aggregated fees billed for professional services rendered by our principal auditor for tax compliance, tax advice, and tax planning.

(4)        “All other fees” comprise fees for all other services provided by our principal auditor, other than those services covered in footnotes (1) to (3) above.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, including audit services, audit-related services, tax services and other services as described above.  All audit and non-audit services disclosed in the table above were pre-approved by the audit committee or the full board of directors in the event such services were pre-approved prior to the formation of the audit committee.

Item 16D.  Exemptions from the Listing Standards for Audit Committee.

Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

Item 16F.  Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G.  Corporate Governance.

We are incorporated in the Cayman Islands and our corporate governance practices are governed by applicable Cayman Islands law.  In addition, because our ADSs are listed on the Nasdaq Global Select Market, we are subject to Nasdaq corporate governance requirements.  Nasdaq Marketplace Rule 4350(a)(1) permits foreign private issuers like us to follow “home country practice” with respect to certain corporate governance matters.  We are committed to a high standard of corporate governance.  As such, we endeavor to comply with most of the Nasdaq corporate governance practices and believe that we are currently in compliance with the NASDAQ corporate governance practices.

PART III

Item 17.   Financial Statements.

We have elected to provide financial statements pursuant to Item 18.

Item 18.   Financial Statements

The consolidated financial statements for our company are included at the end of this annual report.

Item 19.   Exhibits.

Exhibit No.	Description of Exhibit

1.1

Second Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 of our registration statement on Form F-1 (File No. 333-173619), as amended, initially filed with the Commission on April 20, 2011).

2.1

Form of Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 of our registration statement on Form F-1 (File No. 333-173619), as amended, initially filed with the Commission on April 20, 2011).

2.2

Form of Deposit Agreement between the Registrant, Citibank, N.A., as depositary, and holder of the American depositary receipts (incorporated by reference to Exhibit 99.A of our registration statement on Form F-6 (File No. 333-173756), as amended, initially filed with the Commission on April 27, 2011).

2.3

Form of American depositary receipt evidencing American depositary shares (included in Exhibit 2.2) (incorporated by reference to Exhibit 99.A of our registration statement on Form F-6 (File No. 333-173756), as amended, initially filed with the Commission on April 27, 2011).

4.1

Shareholders’ Agreement dated January 26, 2011, among the Registrant and other parties therein (incorporated by reference to Exhibit 4.4 of our registration statement on Form F-1 (File No. 333-173619), as amended, initially filed with the Commission on April 20, 2011).

4.2

Shareholders’ Agreement dated May 14, 2007, among Harper and other parties therein (incorporated by reference to Exhibit 4.5 of our registration statement on Form F-1 (File No. 333-173619), as amended, initially filed with the Commission on April 20, 2011).

4.3

Preferred Share Purchase Agreement dated April 16, 2007, among Harper and other parties therein (incorporated by reference to Exhibit 4.6 of our registration statement on Form F-1 (File No. 333-173619), as amended, initially filed with the Commission on April 20, 2011).

4.4

2007 Share Incentive Plan dated April 16, 2007 (as amended), and form of Option Agreement (incorporated by reference to Exhibit 10.1 of our registration statement on Form F-1 (File No. 333-173619), as amended, initially filed with the Commission on April 20, 2011).

4.5

Form of Indemnification Agreement between the Registrant and each of its directors (incorporated by reference to Exhibit 10.3 of our registration statement on Form F-1 (File No. 333-173619), as amended, initially filed with the Commission on April 20, 2011).

4.6

Form of Confidentiality and Non-Competition Agreement among the Registrant and its officers and employees (incorporated by reference to Exhibit 10.4 of our registration statement on Form F-1 (File No. 333-173619), as amended, initially filed with the Commission on April 20, 2011).

4.7

English translation of Form of Employment Agreement between the Registrant and the management of the Registrant (incorporated by reference to Exhibit 10.5 of our registration statement on Form F-1 (File No. 333-173619), as amended, initially filed with the Commission on April 20, 2011).

4.8

English translation of Loan Contract between Shanghai Miyuan and Haiyan Gong, dated July 10, 2007 (incorporated by reference to Exhibit 10.6 of our registration statement on Form F-1 (File No. 333-173619), as amended, initially filed with the Commission on April 20, 2011).

4.9

English translation of Loan Contract between Jiayuan Hong Kong and Haiyan Gong, dated November 12, 2010 (incorporated by reference to Exhibit 10.7 of our registration statement on Form F-1 (File No. 333-173619), as amended, initially filed with the Commission on April 20, 2011).

4.10

English translation of Restated Agreement of Loan Agreement among Haiyan Gong, Xu Liu and Shanghai Miyuan, dated January 25, 2011 (incorporated by reference to Exhibit 10.8 of our registration statement on Form F-1 (File No. 333-173619), as amended, initially filed with the Commission on April 20, 2011).

4.11

English translation of Restated Agreement of Exclusive Technology License and Service Agreement between Shanghai Huaqianshu and Shanghai Miyuan, dated January 25, 2011 (incorporated by reference to Exhibit 10.9 of our registration statement on Form F-1 (File No. 333-173619), as amended, initially filed with the Commission on April 20, 2011).

4.12

English translation of Exclusive Technology License and Service Agreement between Jiayuan Shanghai Center and Shanghai Miyuan, dated January 25, 2011 (incorporated by reference to Exhibit 10.10 of our registration statement on Form F-1 (File No. 333-173619), as amended, initially filed with the Commission on April 20, 2011).

4.13

English translation of Amended and Restated Agreement of Exclusive Equity Transfer Option Agreement among Haiyan Gong, Xu Liu, Yongqiang Qian, Cheng Li, Fuping Yu, Qingjun Zhu, Shanghai Miyuan and Shanghai Huaqianshu, dated January 25, 2011 (incorporated by reference to Exhibit 10.11 of our registration statement on Form F-1 (File No. 333-173619), as amended, initially filed with the Commission on April 20, 2011).

4.14

English translation of Amended and Restated Agreement of Equity Pledge Agreement among Haiyan Gong, Xu Liu, Yongqiang Qian, Cheng Li, Fuping Yu, Qingjun Zhu and Shanghai Miyuan, dated January 25, 2011 (incorporated by reference to Exhibit 10.12 of our registration statement on Form F-1 (File No. 333-173619), as amended, initially filed with the Commission on April 20, 2011).

4.15

English translation of Amended and Restated Agreement of Shareholders’ Voting Rights Entrustment Agreement among Haiyan Gong, Xu Liu, Yongqiang Qian, Cheng Li, Fuping Yu, Qingjun Zhu, Shanghai Miyuan and Shanghai Huaqianshu, dated January 25, 2011 (incorporated by reference to Exhibit 10.13 of our registration statement on Form F-1 (File No. 333-173619), as amended, initially filed with the Commission on April 20, 2011).

4.16

English translation of Cooperative Operation Agreement among Shanghai Miyuan, Shanghai Huaqianshu and Jiayuan Shanghai Center, dated January 25, 2011 (incorporated by reference to Exhibit 10.14 of our registration statement on Form F-1 (File No. 333-173619), as amended, initially filed with the Commission on April 20, 2011).

4.17

English translation of Exclusive Technology License and Service Agreement between Beijing Huaqianshu and Beijing Miyuan, dated February 17, 2011 (incorporated by reference to Exhibit 10.15 of our registration statement on Form F-1 (File No. 333-173619), as amended, initially filed with the Commission on April 20, 2011).

4.18

English translation of Exclusive Equity Transfer Option Agreement among Haiyan Gong, Xu Liu, Yongqiang Qian, Cheng Li, Fuping Yu, Qingjun Zhu, Beijing Miyuan and Beijing Huaqianshu, dated February 17, 2011 (incorporated by reference to Exhibit 10.16 of our registration statement on Form F-1 (File No. 333-173619), as amended, initially filed with the Commission on April 20, 2011).

4.19

English translation of Equity Pledge Agreement among Haiyan Gong, Xu Liu, Yongqiang Qian, Cheng Li, Fuping Yu, Qingjun Zhu and Beijing Miyuan, dated February 17, 2011 (incorporated by reference to Exhibit 10.17 of our registration statement on Form F-1 (File No. 333-173619), as amended, initially filed with the Commission on April 20, 2011).

4.20

English translation of Shareholders’ Voting Rights Entrustment Agreement among Haiyan Gong, Xu Liu, Yongqiang Qian, Cheng Li, Fuping Yu, Qingjun Zhu, Beijing Miyuan and Beijing Huaqianshu, dated February 17, 2011 (incorporated by reference to Exhibit 10.18 of our registration statement on Form F-1 (File No. 333-173619), as amended, initially filed with the Commission on April 20, 2011).

4.21

English translation of Exclusive Technology License and Service Agreement between Xique and Beijing Miyuan, dated February 17, 2011 (incorporated by reference to Exhibit 10.19 of our registration statement on Form F-1 (File No. 333-173619), as amended, initially filed with the Commission on April 20, 2011).

4.22

English translation of Exclusive Equity Transfer Option Agreement among Haiyan Gong, Xu Liu, Yongqiang Qian, Cheng Li, Fuping Yu, Qingjun Zhu, Beijing Miyuan and Xique, dated February 17, 2011 (incorporated by reference to Exhibit 10.20 of our registration statement on Form F-1 (File No. 333-173619), as amended, initially filed with the Commission on April 20, 2011).

4.23

English translation of Equity Pledge Agreement among Haiyan Gong, Xu Liu, Yongqiang Qian, Cheng Li, Fuping Yu, Qingjun Zhu and Beijing Miyuan, dated February 17, 2011 (incorporated by reference to Exhibit 10.21 of our registration statement on Form F-1 (File No. 333-173619), as amended, initially filed with the Commission on April 20, 2011).

4.24

English translation of Shareholders’ Voting Rights Entrustment Agreement among Haiyan Gong, Xu Liu, Yongqiang Qian, Cheng Li, Fuping Yu, Qingjun Zhu, Beijing Miyuan and Xique, dated February 17, 2011 (incorporated by reference to Exhibit 10.22 of our registration statement on Form F-1 (File No. 333-173619), as amended, initially filed with the Commission on April 20, 2011).

4.25

English translation of Loan Agreement among Haiyan Gong, Yu Zhang and Beijing Miyuan, dated February 17, 2011 (incorporated by reference to Exhibit 10.23 of our registration statement on Form F-1 (File No. 333-173619), as amended, initially filed with the Commission on April 20, 2011).

4.26

English translation of Loan Agreement among Haiyan Gong, Yu Zhang and Beijing Miyuan, dated February 17, 2011 (incorporated by reference to Exhibit 10.24 of our registration statement on Form F-1 (File No. 333-173619), as amended, initially filed with the Commission on April 20, 2011).

4.27

English translation of 2011 Cooperation Agreement and Framework Contract for Search Engine Advertising between Shanghai Huaqianshu and Beijing Angran Time Advertising Co., Ltd., dated April 7, 2011 (incorporated by reference to Exhibit 10.25 of our registration statement on Form F-1 (File No. 333-173619), as amended, initially filed with the Commission on April 20, 2011).

4.28

English translation of Contract Transfer Agreement among Haiyan Gong, Xu Liu, Yongqiang Qian, Qingjun Zhu, Cheng Li, Fuping Yu, Yu Zhang, Beijing Miyuan and Shanghai Miyuan, dated April 5, 2011 (incorporated by reference to Exhibit 10.27 of our registration statement on Form F-1 (File No. 333-173619), as amended, initially filed with the Commission on April 20, 2011).

4.29

English translation of Contract Assignment Agreement among Haiyan Gong, Yongqiang Qian, Xu Liu, Cheng Li, Fuping Yu, Qingjun Zhu, Beijing Miyuan, Shanghai Miyuan and Beijing Huaqianshu, dated May 6, 2011 (incorporated by reference to Exhibit 10.28 of our registration statement on Form F-1 (File No. 333-173619), as amended, initially filed with the Commission on April 20, 2011).

4.30

English translation of Contract Assignment Agreement among Haiyan Gong, Yongqiang Qian, Xu Liu, Cheng Li, Fuping Yu, Qingjun Zhu, Beijing Miyuan, Shanghai Miyuan and Xique, dated May 6, 2011 (incorporated by reference to Exhibit 10.29 of our registration statement on Form F-1 (File No. 333-173619), as amended, initially filed with the Commission on April 20, 2011).

8.1*	Subsidiaries of the Registrant.

11.1

Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of our registration statement on Form F-1 (File No. 333-173619), as amended, initially filed with the Commission on April 20, 2011).

12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company.

15.2*	Consent of Zhong Lun Law Firm.

15.3*	Consent of iResearch Consulting Group.

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*                 Filed with this annual report on Form 20-F.

**          XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.XBRL.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Jiayuan.com International Ltd.

By:	/s/ Haiyan Gong
Name:	Haiyan Gong
Title:	Co-Chief Executive Officer

Date:  April 20, 2012

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Jiayuan.com International Ltd.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders’ (deficit)/equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of Jiayuan.com International Ltd. and its subsidiaries (collectively, the “Company”) at December 31, 2010 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Beijing, the People’s Republic of China

April 20, 2012

JIAYUAN.COM INTERNATIONAL LTD.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2010 AND 2011

(All amounts in thousands, except share and per share data)

	As of December 31,
	2010	2011	2011
	RMB	RMB	US$
			(Note 3(c))
ASSETS
Current assets:
Cash and cash equivalents	19,388	181,340	28,812
Short-term deposits	116,000	404,500	64,269
Accounts receivable, net	5,631	16,294	2,589
Amounts due from a related party	1,000	—	—
Deferred tax assets	1,231	3,045	484
Prepaid expenses and other current assets	5,979	12,927	2,054
Total current assets	149,229	618,106	98,208
Non-current assets:
Term deposits	—	10,000	1,589
Property and equipment, net	15,029	27,599	4,385
Total assets	164,258	655,705	104,182

LIABILITIES
Current liabilities:
Accounts payable	1,194	—	—
Deferred revenue	55,326	78,547	12,480
Accrued expenses and other current liabilities	12,908	28,817	4,579
Income tax payable	15,151	14,824	2,355
Amounts due to a related party	993	—	—
Total current liabilities	85,572	122,188	19,414
Total liabilities	85,572	122,188	19,414

Commitments and contingencies (Note 15)

Series A redeemable convertible preferred shares (US$0.001 par value; 9,566,667 shares authorized, issued and outstanding as of December 31, 2010, none outstanding as of December 31, 2011)	93,559	—	—

SHAREHOLDERS’ (DEFICIT)/EQUITY
Ordinary shares (US$0.001 par value; 40,433,333 shares and 100,000,000 shares authorized as of December 31, 2010 and 2011, respectively; 27,272,727 shares issued and outstanding as of December 31, 2010; 47,489,394 shares issued and outstanding as of December 31, 2011)	210	339	54
Additional paid-in capital	—	522,470	83,012
Statutory reserves	392	5,792	920
(Accumulated deficit)/retained earnings	(23,887)	7,956	1,264
Foreign currency translation adjustments	8,412	(3,040)	(482)
Total shareholders’ (deficit)/equity	(14,873)	533,517	84,768

Total liabilities, redeemable convertible preferred shares and shareholders’ (deficit)/equity	164,258	655,705	104,182

The accompanying notes are an integral part of these consolidated financial statements.

JIAYUAN.COM INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(All amounts in thousands, except share and per share data)

	Years Ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
				(Note 3(c))

Net revenues	63,894	167,589	331,241	52,629
Cost of revenues	(28,448)	(61,049)	(104,814)	(16,654)

Gross profit	35,446	106,540	226,427	35,975
Operating expenses:
Selling and marketing expenses	(16,574)	(57,867)	(110,521)	(17,560)
General and administrative expenses	(8,631)	(24,338)	(64,310)	(10,218)
Research and development expenses	(8)	(381)	(11,796)	(1,874)
Total operating expenses	(25,213)	(82,586)	(186,627)	(29,652)
Operating income	10,233	23,954	39,800	6,323
Interest income, net	1,189	1,876	5,077	807
Foreign currency exchange (loss)/income, net	(3)	—	8,911	1,416
Other income, net	6	898	1,562	248
Income before income tax	11,425	26,728	55,350	8,794
Income tax expenses	(5,748)	(10,011)	(18,107)	(2,877)
Net income attributable to Jiayuan.com International Ltd.	5,677	16,717	37,243	5,917
Accretion of redeemable convertible preferred shares	(7,976)	(8,690)	(3,222)	(512)
Income allocated to participating preferred shareholders	(5,677)	(16,717)	(12,681)	(2,015)
Net (loss)/income attributable to ordinary shareholders	(7,976)	(8,690)	21,340	3,390

Net (loss)/income per share:
Basic	(0.29)	(0.32)	0.54	0.09
Diluted	(0.29)	(0.32)	0.50	0.08
Weighted average shares used in calculating net (loss)/income per share, basic	27,272,727	27,272,727	39,647,790	39,647,790
Weighted average shares used in calculating net (loss)/income per share, diluted	27,272,727	27,272,727	42,384,833	42,384,833

Net (loss)/income per ADS:
Basic	(0.44)	(0.48)	0.81	0.13
Diluted	(0.44)	(0.48)	0.76	0.12
Weighted average shares used in calculating net (loss)/income per ADS, basic	18,181,818	18,181,818	26,431,860	26,431,860
Weighted average shares used in calculating net (loss)/income per ADS, diluted	18,181,818	18,181,818	28,256,555	28,256,555

The accompanying notes are an integral part of these consolidated financial statements.

JIAYUAN.COM INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(All amounts in thousands, except share data)

						Foreign
	Outstanding ordinary		Additional		Accumulated	currency	Total	Total
	shares		paid-in	Statutory	(deficit)/retained	translation	shareholders’	comprehensive
	Shares	Amount	capital	reserves	earnings	adjustments	(deficit)/equity	income
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2008	27,272,727	210	—	—	(37,811)	5,510	(32,091)	—

Net income	—	—	—	—	5,677	—	5,677	5,677
Share-based compensation	—	—	1,625	—	—	—	1,625	—
Accretion of Series A redeemable convertible preferred shares	—	—	(1,625)	—	(6,351)	—	(7,976)	—
Foreign currency translation adjustments	—	—	—	—	—	77	77	77

Balance as of December 31, 2009	27,272,727	210	—	—	(38,485)	5,587	(32,688)	5,754

Net income	—	—	—	—	16,717	—	16,717	16,717
Share-based compensation	—	—	6,963	—	—	—	6,963	—
Appropriation to statutory reserves	—	—	—	392	(392)	—	—	—
Accretion of Series A redeemable convertible preferred shares	—	—	(6,963)	—	(1,727)	—	(8,690)	—
Foreign currency translation adjustments	—	—	—	—	—	2,825	2,825	2,825

Balance as of December 31, 2010	27,272,727	210	—	392	(23,887)	8,412	(14,873)	19,542

Net income	—	—	—	—	37,243	—	37,243	37,243
Issuance of ordinary shares upon initial public offering (“IPO”)	10,050,000	66	424,864	—	—	—	424,930	—
Issuance of ordinary shares upon exercise of options	164,841	1	1,146	—	—	—	1,147	—
Issuance of ordinary shares to depository for future exercise of options	435,159	—	—	—	—	—	—	—
Accretion of Series A redeemable convertible preferred shares	—	—	(3,222)	—	—	—	(3,222)	—
Conversion of Series A redeemable convertible preferred shares into ordinary shares upon IPO	9,566,667	62	95,084	—	—	—	95,146	—
Dividend distribution to Series A redeemable convertible preferred shareholders	—	—	(25,944)	—	—	—	(25,944)	—
Share-based compensation	—	—	30,542	—	—	—	30,542	—
Appropriation to statutory reserves	—	—	—	5,400	(5,400)	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	(11,452)	(11,452)	(11,452)
Balance as of December 31, 2011	47,489,394	339	522,470	5,792	7,956	(3,040)	533,517	25,791

The accompanying notes are an integral part of these consolidated financial statements.

JIAYUAN.COM INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands)

	For the Year ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
				(Note3(c))
Cash flows from operating activities
Net income	5,677	16,717	37,243	5,917
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,415	3,939	9,830	1,562
Share-based compensation	1,625	6,963	30,542	4,853
Foreign currency exchange loss/(income), net	3	—	(8,911)	(1,416)
Deferred taxation	—	(1,231)	(1,814)	(288)
Changes in operating assets and liabilities:
Accounts receivable	532	(2,209)	(10,663)	(1,694)
Amounts due from a related party	(165)	(832)	1,000	159
Prepaid expenses and other current assets	1,221	(2,583)	(6,948)	(1,104)
Deferred revenue	10,415	40,251	23,221	3,689
Accounts payable	—	—	(1,194)	(190)
Amounts due to a related party	—	993	(993)	(158)
Accrued expenses and other current liabilities	2,590	8,165	15,909	2,528
Income tax payable	5,748	9,403	(327)	(52)
Net cash provided by operating activities	30,061	79,576	86,895	13,806

Cash flows from investing activities
Placement of short-term deposits	(58,000)	(116,000)	(404,500)	(64,269)
Placement of term deposits	—	—	(10,000)	(1,589)
Maturity of short-term deposits	26,000	58,000	116,000	18,431
Purchase of property, plant and equipment	(2,718)	(13,609)	(22,400)	(3,559)
Net cash used in investing activities	(34,718)	(71,609)	(320,900)	(50,986)

Cash flows from financing activities
Issuance of ordinary shares	—	—	424,930	67,515
Issuance of ordinary shares upon exercise of share options, net of issuance cost	—	—	1,147	182
Payment of dividend to Series A redeemable convertible preferred shareholders	—	—	(25,944)	(4,122)
Net cash provided by financing activities	—	—	400,133	63,575

Effect of exchange rate changes on cash and cash equivalents	(3)	—	(4,176)	(663)
Net (decrease)/increase in cash and cash equivalents	(4,660)	7,967	161,952	25,732
Cash and cash equivalents at beginning of year	16,081	11,421	19,388	3,080
Cash and cash equivalents at end of year	11,421	19,388	181,340	28,812

Supplemental disclosure of cash flow information
Income tax paid	—	(1,839)	(20,248)	(3,218)

The accompanying notes are an integral part of these consolidated financial statements.

JIAYUAN.COM INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data, unless otherwise stated)

1.  Principal Activities and Organization

a)                  Principal activities

Jiayuan.com International Ltd.  (“Jiayuan”, or the “Company”), through its subsidiaries, its variable interest entities (“VIEs”), and VIE’s subsidiary (collectively, the “Group”), is principally engaged in operating online dating services in the People’s Republic of China (the “PRC” or “China”) through its online dating platform which can be accessed through the Jiayuan.com website, wireless application protocol (“WAP”) browsers, wireless applications and desktop clients. The Group also hosts events and performs customized matchmaking services to help individuals find suitable partners.

b)                  Organization

The Company was incorporated in the Cayman Islands on September 29, 2010.

Prior to February 2007, the Group’s business was operated through its PRC domestic company, Shanghai Huaqianshu Information Technology Co., Ltd. ( “Shanghai HQS”), which was directly or indirectly, owned or controlled by Ms. Haiyan Gong, Mr. Yongqiang Qian, Mr. Xu Liu, and Ms. Jing Yang (the “Founding Shareholders”).

In February 2007, the Group undertook reorganization (the “First Reorganization”) prior to the issuance of Series A redeemable convertible preferred shares (“Series A Preferred Shares”) to certain institutional investors (the “Investors”). The First Reorganization was necessary to comply with PRC laws and regulations which prohibit or restrict foreign ownership of companies that provide Internet content services in the PRC where licenses are required.

In connection with the First Reorganization, the Founding Shareholders established Harper Capital Inc., an investment holding company under the laws of the British Virgin Islands (the “BVI Company”). Subsequently in May 2007, the BVI Company established Miyuan (Shanghai) Information Technology Co., Ltd. (“Shanghai Miyuan”) as a wholly-owned foreign enterprise in the PRC.

By entering into a series of agreements among the Founding Shareholders, Shanghai HQS and Shanghai Miyuan, Shanghai HQS became a variable interest entity (“VIE”) of Shanghai Miyuan and consequently, Shanghai Miyuan became the primary beneficiary of Shanghai HQS (see Note 2).

Upon completion of the First Reorganization in February 2007, the BVI Company issued 27,272,727 ordinary shares to the Founding Shareholders at par value. In May 2007, upon the closing of the Series A Preferred Shares financing, the Company issued 9,566,667 Series A Preferred Shares to the Investors for US$10,000 (approximately RMB76,551).

On October 5, 2010, Jiayuan Hong Kong Corporation Ltd. (“Jiayuan Hong Kong”) was incorporated as a subsidiary of the BVI Company for the purpose of international business operations and overseas investment holding. On October 15, 2010, the BVI Company entered into an agreement whereby the BVI Company’s transferred 100% of its ownership in Shanghai Miyuan to Jiayuan Hong Kong. On May 9, 2011, this agreement was approved by the relevant PRC regulators.

On November 26, 2010, Beijing Shiji Xique Information Technology Co., Ltd. (“Xique”) and Beijing Huaqianshu Information Technology Co., Ltd. (“Beijing HQS”) were incorporated in the PRC. The paid-in capital of Xique and Beijing HQS were funded by the Company and they were established to facilitate the Group’s operation and business expansion plans.

On December 3, 2010, Shanghai HQS established Shanghai Shiji Jiayuan Matchmaking Services Center (“Jiayuan Shanghai Center”) for the purposes of conducting events organization and matchmaking services.

JIAYUAN.COM INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data, unless otherwise stated)

On January 26, 2011, pursuant to a share swap agreement, all the then existing shareholders of the BVI Company exchanged their respective shares, including the Series A Preferred Shares, of the BVI Company for equivalent classes of shares of the Company on a 1 for 1 basis (the “Second Reorganization”). As a result, the BVI Company became a wholly-owned subsidiary of the Company.

On January 26, 2011, the Company also incorporated Beijing Miyuan Information Technology Co., Ltd. (“Beijing Miyuan”) as a wholly-owned foreign enterprise in the PRC. On February 17, 2011, Beijing Miyuan, Beijing HQS, Xique and their shareholders entered into a series of contractual agreements (see Note 2) which completed the Second Reorganization.

On May 6, 2011, Beijing Miyuan transferred and assigned its obligations and rights under the contractual arrangements with Beijing Huaqianshu, Xique and their respective shareholders to Shanghai Miyuan. During the same month, the BVI Company also transferred 100% of its equity interest in Shanghai Miyuan to Jiayuan Hong Kong.

c)                  Initial Public Offering

On May 16, 2011, the Company completed an initial public offering (“IPO”) of 6,700,000 American depositary shares (“ADSs”), representing 10,050,000 ordinary shares, in the NASDAQ Global Select Market. The net proceeds received by the Company from the IPO, after deducting commissions and offering expenses, amounted to approximately US$65,243. Upon the completion of the IPO, all of the Company’s then outstanding Series A redeemable convertible preferred shares (“Series A Preferred Shares”) were converted into the same number of ordinary shares.

d)                  Subsidiaries and VIEs

As of December 31, 2011, the Company’s subsidiaries, VIEs and VIE’s subsidiary included the following entities:

Name	Date of incorporation or establishment	Place of incorporation or establishment /operations	Percentage of direct or indirect economic ownership	Principal activities

Subsidiaries
Harper Capital Inc. (“BVI Company”)	February 6, 2007	British Virgin Islands	100%	Investment holding

Miyuan (Shanghai) Information Technology Co., Ltd. (“Shanghai Miyuan”)	April 27, 2007	PRC	100%	Investment holding and consulting services

Jiayuan Hong Kong Corporation Limited(“Jiayuan Hong Kong”)	October 5, 2010	Hong Kong	100%	Investment holding and overseas online dating services

Beijing Miyuan Information Technology Co., Ltd. (“Beijing Miyuan”)	January 26, 2011	PRC	100%	Investment holding and consulting services

Variable interest entities (“VIEs”)
Shanghai Huaqianshu Information Technology Co., Ltd. (“Shanghai HQS”)	April 6, 2004	PRC	100%	Online dating services

Beijing Huaqianshu Information Technology Co., Ltd. (“Beijing HQS”)	November 26, 2010	PRC	100%	Online dating services

JIAYUAN.COM INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data, unless otherwise stated)

Beijing Shiji Xique Information Technology Co., Ltd. (“Xique”)	November 26, 2010	PRC	100%	Online wedding planning services

VIE’s subsidiary
Shiji Jiayuan Matchmaking Services Center (“Jiayuan Shanghai Center”)	December 3, 2010	PRC	100%	Events and matchmaking services

2.  Variable Interest Entities

To comply with PRC laws and regulations that prohibit or restrict foreign ownership of companies that provides internet content, the Company provides its services through Shanghai HQS, Beijing HQS and Xique which holds the licenses and approvals to provide internet content in the PRC. The Company also provides certain matchmaking services through Jiayuan Shanghai Center which holds the licenses and approvals to provide matchmaking services in Shanghai, PRC. The Company obtained substantial ability to control Shanghai HQS and its subsidiary, Jiayuan Shanghai Center, through a series of contractual agreements entered into among Shanghai Miyuan, Shanghai HQS and the legal shareholders of Shanghai HQS. The Company also obtained substantial ability to control Beijing HQS and Xique through a series of contractual agreements entered into between Beijing Miyuan, Beijing HQS, Xique and their respective legal shareholders.

The Group adopted Financial Accounting Standard Board (the “FASB”) guidance on consolidating variable interest entities which require certain variable interest entities to be consolidated by the primary beneficiary of the entity. Management evaluated the relationships among Shanghai Miyuan, Shanghai HQS, and its legal shareholders and concluded that Shanghai Miyuan is the primary beneficiary of Shanghai HQS as Shanghai Miyuan is entitled to substantially all the economic risks and rewards of Shanghai HQS, and has the power to direct the activities that most significantly impact the economic performance of Shanghai HQS and its subsidiary, Jiayuan Shanghai Center. Management also evaluated the relationships between Beijing Miyuan, Beijing HQS, Xique and their respective legal shareholders and concluded that Beijing Miyuan is the primary beneficiary of Beijing HQS and Xique. Through the contractual arrangements, Beijing Miyuan is entitled to substantially all the economic risks and rewards, and has the power to direct the activities that most significantly impact the economic performance of Beijing HQS and Xique. As a result, Shanghai HQS and its subsidiary, Jiayuan Shanghai Center, Beijing HQS, and Xique’s results of operations, assets and liabilities have been included in the Group’s consolidated financial statements.

The following is a summary of the contractual agreements entered into between Shanghai Miyuan, Shanghai HQS and its legal shareholders, and Jiayuan Shanghai Center. Unless otherwise stated, the contractual agreements entered into between Beijing Miyuan, Beijing HQS and Xique and their respective legal shareholders contain substantially similar terms as the contractual arrangements entered into between Shanghai Miyuan, Shanghai HQS and its respective shareholders (Note 2(a)).

(a)              Contractual arrangements with Shanghai HQS and its respective shareholders

Exclusive technology license and service agreement

Under the exclusive technology license and service agreement entered into between Shanghai Miyuan and Shanghai HQS, Shanghai Miyuan has the exclusive right to provide to Shanghai HQS services including software and hardware licenses, technology support, technology consulting services and other services related to the business operations of Shanghai HQS. As consideration for such services, Shanghai HQS agrees to pay Shanghai Miyuan services fees equal to a certain percentage of their annual revenues as agreed by the parties from time to time. This agreement will expire on the tenth anniversary of the agreement signing date, and except by mutual agreement upon early termination by both parties in writing, the terms will be automatically extended for ten years.

JIAYUAN.COM INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data, unless otherwise stated)

Loan agreement

Pursuant to the loan agreement entered into between Shanghai Miyuan and the shareholders of Shanghai HQS, Shanghai Miyuan granted an interest-free loan of US$1,200 to the shareholders of Shanghai HQS, which shall only be used for Shanghai HQS’ working capital. The loan is repayable on demand. If Shanghai HQS’ shareholders intends to voluntarily repay the loan in whole or in part, Shanghai Miyuan or its designee may acquire a proportionate amount of the equity interests of Shanghai HQS from Shanghai HQS’ shareholders for a purchase price equal to the principal amount of the repaid loan. The loan has been eliminated upon the consolidation of Shanghai HQS.

On February 17, 2011, Beijing Miyuan and the legal shareholders of Beijing Huaqianshu and Xique signed loan agreements with substantially similar terms as stated above. The total amount of loans granted to the legal shareholders of Beijing Huanqianshu and Xique was RMB1,000 for each entity. On May 6, 2011, pursuant to the Assignment Agreement entered into between Beijing Miyuan, Shanghai Miyuan, Beijing Huaqianshu, Xique and their respective legal shareholders, the rights and obligations under the loan agreements by Beijing Miyuan were transferred to Shanghai Miyuan.

Exclusive equity transfer option agreement

Under the exclusive equity transfer option agreement among the Shanghai HQS, its shareholders and Shanghai Miyuan, Shanghai Miyuan has an exclusive option to purchase, or designate another qualified individual or entity to purchase, to the extent permitted by PRC law, part or all of the equity interest in Shanghai HQS owned by its shareholders. The purchase price for the entire equity interest of Shanghai HQS shall be the proportionate amount of the registered capital owned by such shareholders or an amount agreed by the parties in writing, provided that, in case of any compulsory requirement by then PRC law, the purchase price shall be the minimum price permitted by applicable PRC law. The exclusive equity transfer option agreement remains in effect until the completion of the transfer of all the shares in accordance with this agreement.

Voting rights entrustment agreement

Under the voting rights entrustment agreement among Shanghai Miyuan, Shanghai HQS and its shareholders, the Shanghai HQS’ shareholders grant Shanghai Miyuan or its designated qualified individual or entity the right to exercise all the voting rights as provided under its then articles of association. Except for mutual agreement on early termination by both parties in writing or any termination arising from Shanghai HQS or the Nominee Shareholders’ mutual breach of obligations thereunder, the term of the voting rights entrustment agreement will be automatically extended for ten years.

Equity pledge agreement

Pursuant to the equity pledge agreement between Shanghai Miyuan and its shareholders, the Shanghai HQS’ shareholders pledge all of their equity interest in Shanghai HQS to Shanghai Miyuan to secure their obligations under the loan agreement, the exclusive equity transfer option agreement and the voting rights entrustment agreement as well as Shanghai HQS’ obligations under the exclusive technology license and service agreement, each as described above. The equity pledge agreement will expire when Shanghai HQS and its shareholders have fully performed their obligations under the agreements described above.

(b)              Contractual arrangements with Jiayuan Shanghai Center and Shanghai HQS

Exclusive technology license and service agreement

Under the exclusive technology license and service agreement entered into between Jiayuan Shanghai Center and Shanghai Miyuan on January 25, 2011, Shanghai Miyuan has the exclusive right to provide services including software and hardware licenses, technology support, technology consulting services, and other services related to the business operation of Jiayuan Shanghai Center. As consideration for such services, Jiayuan Shanghai Center agrees to pay Shanghai Miyuan services fees equal to a certain percentage of their annual revenues as agreed by the parties from time to time. The agreement will expire on January 24, 2021, and, except by the mutual agreement upon early termination by the parties in writing, the terms of this agreement shall be automatically extended for ten years.

JIAYUAN.COM INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data, unless otherwise stated)

Cooperative operation agreement

Pursuant to the cooperative operation agreement entered into among Shanghai Miyuan, Shanghai HQS and Jiayuan Shanghai Center on January 25, 2011, in order to ensure Jiayuan Shanghai Center’s ability to make payments to Shanghai Miyuan under an exclusive technology license and service agreement, Shanghai HQS agrees to appoint designees of Shanghai Miyuan as members of the management committee and key employees of Jiayuan Shanghai Center upon the request of Shanghai Miyuan. This agreement will expire on January 24, 2021 and, unless terminated early by Shanghai Miyuan, the term will be automatically extended for ten years.

Under the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs, and can have assets transferred freely out of the VIEs without any restrictions. Therefore the Company considers that there is no asset of a consolidated VIE that can be used only to settle obligations of the VIE, except for registered capital of the VIEs amounting to a total of RMB12,500 as of December 31, 2011. As all the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIEs.

Currently there is no contractual arrangement that could require the Company to provide additional financial support to the consolidated VIEs. As the Company is conducting certain business in the PRC mainly through the VIEs, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

Please refer to Note 4(a) for the risks relating to the VIE arrangements and the impact of the VIEs on the Company’s financial performance.

3.  Summary of Significant Accounting Policies

a)                  Basis of presentation and consolidation

The Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries and its VIEs for which the Company is the primary beneficiary. All transactions and balances among the Company, its subsidiaries and its VIEs have been eliminated upon consolidation. The consolidated financial statements have been prepared on a historical cost basis to reflect the financial position and results of operations of the Group in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The First Reorganization, the Second Reorganization and transfer of contractual agreements signed with Beijing Huaqianshu, Xique and their respective shareholders from Beijing Miyuan to Shanghai Miyuan, as described in Note 1, has been accounted for as reorganizations of businesses under common control in a manner similar to a pooling of interests as all entities were under common control before and after the reorganizations. The accompanying consolidated statements of operations and consolidated statements of cash flows include the results of operations and cash flows of the Group as if the current group structure had been in existence throughout the years ended December 31, 2009, 2010 and 2011, or since their respective dates of incorporation. The accompanying consolidated balance sheets have been prepared to present the financial position of the Group as of December 31, 2010 and 2011 as if the current group structure had been in existence as of these dates.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting powers, or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

A VIE is an entity in which the Company, or its subsidiary, through contractual agreements, has controlling financial interest of the entity. The Company or its subsidiary is considered to be the primary beneficiary if the Company or its subsidiary has the power to direct the activities that most significantly impact the VIEs’ economic performance and the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

JIAYUAN.COM INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data, unless otherwise stated)

In determining whether the Company or its subsidiaries are the primary beneficiary, the Company considered whether it has the power to direct activities that are significant to Shanghai HQS, Beijing HQS, Xique and Jiayuan Shanghai Center’s economic performance, including the power to appoint senior management, right to direct company strategy, power to approve capital expenditure budgets, and power to establish and manage ordinary business operation procedures and internal regulations and systems.

There are no entities where the Company has variable interest but is not the primary beneficiary.

b)                  Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of the assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include the useful lives of property and equipment, property and equipment impairment assessment, allowance for doubtful accounts, valuation allowance of deferred tax assets, relative values of revenue elements of service packages and customer loyalty points, estimation of payments collected by wireless value-added services (“WVAS”) partners and determination of share-based compensation expenses. In addition, the Group uses assumptions in the valuation model to estimate the fair value of share options granted and Series A Preferred Shares issued. The Group bases its estimates of the carrying value of certain assets and liabilities on the historical experience and on other various factors that it believes to be reasonable under the circumstances, when the carrying values are not readily available from other sources.

c)                  Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of operations and consolidated statements of cash flows from Renminbi (“RMB”) into United States dollars (“US$”) as of and for the year ended December 31, 2011 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.2939, representing the rate as certified by the H.10 weekly statistical release of Federal Reserve Board on December 30, 2011. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 30, 2011, or at any other rate.

d)                  Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits and highly liquid investments placed with banks, which have original maturities of three months or less and are readily convertible to known amounts of cash.

e)                  Short-term deposits

Short-term deposits represent time deposits placed with banks with original maturities of more than three months but less than one year. Interest earned is recorded as interest income in the consolidated statements of operations during the periods presented.

f)                    Accounts receivable and allowance for doubtful accounts

Accounts receivable mainly represents the amounts due from WVAS  partners with whom the Group has entered into agreements for users to purchase the services of the Group. An allowance for doubtful debts is provided based on an ageing analysis of accounts receivable balances, historical bad debt rates, repayment patterns and credit analysis. The Group also makes a specific allowance if there is evidence showing that the receivable is likely to be irrecoverable, and assesses the probability of recovery on an annual basis. Accounts receivable in the consolidated balance sheet were stated net of such provisions. No allowance for doubtful accounts was charged in the consolidated statement of operations for the years ended December 31, 2009, 2010 and 2011, respectively.

JIAYUAN.COM INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data, unless otherwise stated)

g)                 Term deposits

Term deposits represent time deposits placed with banks with original maturities of more than one year. Interest earned is recorded as interest income in the consolidated statements of operations during the periods presented.

h)                 Property and equipment

Property and equipment is stated at cost less accumulated depreciation and impairment. Depreciation is provided on a straight-line basis over the following estimated useful lives:

Estimated useful lives
Computer and software	3 years
Furniture, fixture and other equipment	3 years
Motor vehicles	4 years
Leasehold improvements	Shorter of lease term or estimated useful lives of assets

Repairs and maintenance expenditures, which are not considered improvements and do not extend the useful life of the property and equipment, are expensed as incurred. Gains and losses from the disposal of property and equipment are included in income from operations.

i)                    Impairment of long-lived assets

The carrying amount of long-lived assets is reviewed for impairment whenever events or changes in the circumstances indicate that the carrying value of an asset may not be recoverable. The Group assesses the recoverability of the long-lived assets by comparing the carrying amount of assets to the estimated future undiscounted cash flows expected to be generated by the assets. Such assets are considered to be impaired if the sum of the expected undiscounted cash flow is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment of long-lived assets was recognized for any of the periods presented.

j)                    Revenue recognition and deferred revenue

Revenue is recognized when persuasive evidence of an arrangement exists, service has been rendered, the price is fixed or determinable and collection is reasonably assured. Revenue is deferred until these criteria are met as described below.

In October 2009, the FASB issued a new guidance to address the accounting for multiple-deliverable arrangements. This new guidance is effective prospectively in fiscal years beginning upon or after June 15, 2010, and early adoption is permitted. The Group has elected to early adopt this new guidance through a retrospective application to all revenue arrangements for all periods presented in the financial statements.

Revenues presented in the consolidated statement of operations include revenues from online services, events and VIP services and other services.

Online services revenue

The Group offers two types of online services through the Jiayuan platform, including message exchanging services and value-added services. Users prepay for Jiayuan virtual stamps that can be used as consideration for the Group’s online services. The Group charges for message exchanging services when one registered user initiates contact with another registered user via the Group’s online platform, and either the sender or recipient may pay for the service. Subsequently, the Group does not charge for any message exchanges between the same two users. Based on the Group’s historical data, the exchange between two users on the Jiayuan online platform typically lasted only a few days. The Group believes that users place the most value on the initial connection, and that users are interested in further interactions after exchanging personal contact information to communicate with each other directly. The Group also offers value-added online services, including sending virtual gifts, improved search rankings and online chatting.

JIAYUAN.COM INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data, unless otherwise stated)

The Group has adopted two primary fee models for the online services: a pay-per-use model and a periodic subscription model. Online services offered under the pay-per-use model includes message sending or receiving, sending virtual gifts and improved search rankings for the duration of one day. As the Group provides these services within a short period of time, revenue is recognized when the virtual stamps are used and services are rendered. If the communication patterns of the users change, the timing of the Group’s revenue recognition for these services may be impacted and revenue may be deferred and recognized over a longer period. Jiayuan virtual stamps purchased by users that have yet to be used are initially recorded as deferred revenue.

Under the periodic subscription model, users pay a fixed subscription fee for certain services which are delivered over a predetermined subscription period. Online services offered under the subscription model include sending multiple messages a day, reading unlimited number of messages, improved search rankings for a period longer than a day, unlimited online chatting and premium user subscriptions. Fees for subscription services are collected upfront and initially recognized as deferred revenue, and revenue is recognized proportionately over the applicable subscription periods as services are rendered.

Jiayuan virtual stamps can be purchased through the Group’s online platform, and payment is collected through online payment platforms or through the Group’s WVAS partners. The Group’s WVAS partners offer payment method by charging services to the customer’s telephone bills, collect payment from the users and remit the cash to the Group after payment is collected. Due to the time lag between when the services are rendered and billing statements are provided by the WVAS partners, revenues from Jiayuan virtual stamps sold through such channel is estimated based on the Group’s internal billing records and billing confirmations with the WVAS partners. The Group adjusts its revenue recognition for prior periods’ confirmation rates and prior periods’ discrepancies between internally estimated revenues and actual revenues confirmed by the WVAS partners. There were no significant difference between the Group’s estimates and the WVAS partners’ billing statements for all the periods presented.

Revenue from virtual stamps sold through the WVAS partners are recognized on a gross basis as the Group is considered the primary obligor in the arrangements. The Group is also responsible for designing, developing and implementing the online services, and bears credit risks associated with uncollectible fees. In addition, the Group determines the price and the WVAS partners earn only a fixed percentage of commission fees. The amounts attributed to the WVAS partners are determined pursuant to the arrangements between the Group and the WVAS partners, and are recognized as costs of revenues. Commission fees paid to the Group’s WVAS partners amounted to RMB7,850, RMB13,280 and RMB24,970 for the years ended December 31, 2009, 2010 and 2011, respectively.

Events and VIP services revenue

The Group earns revenue from organizing and hosting events, including speed-dating, dance parties, and other social events for its users. Speed dating is an organized form of matchmaking that focuses on meeting multiple potential romantic partners over the course of a single event. Tickets are generally sold at the events, and revenue is recognized upon the conclusion of the events when services have been rendered. For certain events where tickets are prepaid by the users, prepaid fees are initially recorded as deferred revenue and revenue is recognized upon the completion of the events.

The Group also provides customized dating services (the “VIP Services”) to individual users, which generally consist of unlimited access to certain online services, tickets to a number of events, personalized communications, provision of detailed background checks, dating and relationship consultation and advice and search services provided by the Group’s customer service representatives in a specified contractual period. The Group provides various VIP Services throughout the contract period on an as-needed basis. When the Group enters into a customized service contract with an individual user, the Group is unable to determine or estimate the volume of each separate service to be provided to the particular user. Different types of services under such customised bundled contracts are to be provided gradually over the contract period, and as such, the Group accounts for the VIP Services as a single unit of accounting on a contract basis. Payments for VIP Services are collected upfront and initially recorded as deferred revenue, and revenue is recognized ratably over the contract service period.

JIAYUAN.COM INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data, unless otherwise stated)

Contracts for VIP Services may be terminated at any time at the user’s sole discretion during the contractual period. It is the Group’s policy to refund 80% of the contract payment to the user only if termination takes place within the initial seven days. The Group recognizes all deferred revenue remaining, after deducting the cash refund, if any, from the contract at the time of termination.

Other services revenue

Other services revenue mainly represents revenues from online advertising and event sponsorship arrangements. Revenue from online advertising are principally derived from advertising arrangements that allow advertisers to place advertisements on particular areas of the Group’s websites, in particular formats and over particular period of time. The Group enters into advertising contracts which are signed to establish the fixed price for the advertising arrangements to be provided, and payment is collected upfront and initially recognized as deferred revenue. Revenues from advertising-related arrangements are recognized on a straight-line basis over the contractual period. Event sponsorship arrangements are arrangements whereby third-party companies enters into agreements with the Group to sponsor a particular offline event organized by the Group and place advertisements in promotional materials related to the event. Revenue from event sponsorship arrangements are recognized upon the completion of the sponsored event.

k)                Customer loyalty program

Registered users earn loyalty points based on their activities on the Group’s platform and/or purchase of online services, which can be used to redeem online services once a minimum number of points have been accumulated. The Group considers loyalty points awarded for purchase of online services to be part of its revenue generating activities, and such arrangements are considered to have multiple elements. Under the applicable guidance, total consideration is allocated to the purchased services and loyalty points based on the relative selling price of the purchased services and redeemable services. In determining the best estimated selling price of each loyalty point, the Group considered the selling price of the underlying services if they were not redeemed using loyalty points and the average number of loyalty points needed to redeem each type of service. Consideration allocated to the loyalty points is initially recorded as deferred revenue, and revenue is recognized when the points are redeemed and services are rendered. As of December 31, 2011, the loyalty points did not have an expiration date.

For the years ended December 31, 2009, 2010, and 2011, revenue recognized from loyalty points amounted to RMB201, RMB1,256 and RMB358, respectively. Deferred revenue balance in relation to the customer loyalty program amounted to RMB4,499 and RMB4,917 as of December 31, 2010 and 2011, respectively.

l)                    Cost of revenues

Cost of revenues primarily consists of network costs, commission fees paid to the WVAS partners for money collection, salaries and wages, depreciation of property and equipment, and rental expenses of premises and facilities.

m)              Barter transaction

The Group enters into cooperative promotional agreements, which represent advertising-for-advertising transactions. Under the applicable guidance, such barter transactions should be recorded at fair value only if the value of advertising surrendered in the transaction is determinable within reasonable limits. The Group does not recognize revenue for such barter transactions since the fair value is not determinable for any of the periods presented.

n)                 Share-based compensation

The Company grants share options to eligible employees and directors under a share incentive plan. The awards are measured at the grant date fair value and are recognized as an expense using the graded vesting method, net of estimated forfeiture rate. The Company recognizes awards with service condition terms only over the requisite service period, which is generally the vesting period. For awards with performance conditions, such as awards that vested entirely upon the Company’s IPO, share-based compensation is recognized based on the probable outcome of the performance conditions.

JIAYUAN.COM INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data, unless otherwise stated)

The Company also granted share options to non-employees with performance conditions that vested entirely upon the Company’s IPO. Under the applicable guidance, recognition of the fair value of performance condition awards was assessed based on whether the parties can control the performance outcome. If the performance condition of the awards is not within the parties’ control, no cost would be recognized until the grantor believes it is probable the performance condition will be achieved. Accordingly, the fair value of the awards which vested entirely upon the Company’s IPO was recognized upon the completion of the IPO.

o)                  Income taxes

Income taxes are accounted for under the asset and liability method. Deferred income taxes are accounted for using an asset and liability approach which requires the recognition of income taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Group’s financial statements or tax returns.

Deferred income taxes are determined based on the differences between the financial reporting and tax basis of assets and liabilities and are measured using the currently enacted tax rates and laws. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the carrying amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized.

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statement of operations. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2009, 2010 and 2011. As of December 31, 2011, the Group did not have any significant unrecognized uncertain tax positions.

p)                  Employee benefit expenses

All eligible employees of the Group are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the qualified employees’ salaries. The Group is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed. The Group has no further payment obligations once the contributions have been paid.

The Group recorded employee benefit expenses of RMB2,226, RMB6,630 and RMB11,667 for the years ended December 31, 2009 and 2010 and 2011, respectively.

q)                  Statutory reserves

The Group’s subsidiaries, VIEs and VIE’s subsidiary established in the PRC are required to make appropriations to certain non-distributable reserve funds.

In accordance with the laws applicable to China’s Foreign Investment Enterprises, the Group’s subsidiaries registered as wholly-owned foreign enterprise has to make appropriations from its after-tax profit (as determined under the Accounting Standards for Business Enterprises as promulgated by the Ministry of Finance of the People’s Republic of China (“PRC GAAP”)) to reserve funds including general reserve fund, and staff bonus and welfare fund.

JIAYUAN.COM INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data, unless otherwise stated)

The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the company. Appropriation to the staff bonus and welfare fund is at the company’s discretion.

In addition, in accordance with the China Company Laws, the VIEs of the Company registered as China domestic company must make appropriations from its after-tax profit as determined under the PRC GAAP to non-distributable reserve funds including a statutory surplus fund and a discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the discretion of the company.

The use of the general reserve fund, statutory surplus fund and discretionary surplus fund are restricted to the offsetting of losses or increases the registered capital of the respective company. The staff bonus and welfare fund is a liability in nature and is restricted to fund payments of special bonus to staff and for the collective welfare of employees. All these reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

No appropriation was made to the statutory reserves for the year ended December 31, 2009 as the companies established in the PRC were in loss-making position under PRC GAAP. For the year ended December 31, 2010 and 2011, RMB392 and RMB5,400 were appropriated to the statutory reserves, respectively.

r)                  Research and development costs

Research and development costs include expenses incurred by the Company to develop, maintain and manage the Company’s platform. These expenses are mainly comprised of salaries, employee benefits and other headcount-related costs associated with the research and development department. The Company expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair and maintenance of the existing platforms. Costs incurred in the development phase are capitalized and amortized over the estimated product life. During the periods presented, the amount of costs qualifying for capitalization was not significant and as a result, the Group expensed all research and development costs as incurred.

s)                  Advertising expenses

Advertising expenses, which generally reflect the cost of promotions to create or stimulate a positive image of the Group or a desire to obtain the Group’s services, are expensed as incurred. Included in selling and marketing expense are advertising costs of RMB15,613, RMB47,999 and RMB76,704 for the years ended December 31, 2009, 2010 and 2011, respectively.

t)                    Operating lease

Leases where substantially all the risks and rewards of ownership of the assets remain with the lessor are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight line basis over the lease periods.

u)                 Government subsidies

Government subsidies represent discretionary cash subsidies granted by the local government to encourage the development of certain enterprises that are established in the local economic region. The cash subsidies are recognized as other income when there is reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

v)                   Foreign currency translation

The Group uses the RMB as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in the British Virgin Islands and Hong Kong is the US$, while functional currency of the Group’s other subsidiaries, VIEs and VIE’s subsidiary incorporated and operated in the PRC is the RMB.

JIAYUAN.COM INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data, unless otherwise stated)

In the consolidated financial statements, the financial information of the Company and its subsidiaries which use US$ as their functional currency, has been translated into RMB. Assets and liabilities are translated from each subsidiary’s functional currency at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the statement of changes in shareholders’ (deficit)/equity and comprehensive income.

w)                Net (loss)/income per share and per American Depository Share (“ADS”)

Basic net (loss)/income per share is computed by dividing net (loss)/income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net (loss)/income is allocated between ordinary shares and other participating securities based on their participating rights. Diluted net (loss)/income per share is calculated by dividing net (loss)/income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of shares issuable upon the exercise of stock options (using the treasury stock method) and the conversion of the Series A Preferred Shares (using the if-converted method) before the conversion into ordinary shares. Ordinary equivalent shares are not included in the denominator of the diluted net loss/income per share calculation when inclusion of such shares would be anti-dilutive.

Basic and diluted net income per ADS is computed based on net income attributable to ordinary shareholders and the corresponding basic and diluted number of ADSs, assuming that, during each period presented, every two ADSs represent three ordinary shares of the Company.

x)                  Comprehensive (loss)/income

Comprehensive (loss)/income is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding those resulting from investments by shareholders and distributions to shareholders. Accumulated other comprehensive income consists of foreign currency translation adjustments.

y)                  Recent accounting pronouncements

In May 2011, the FASB issued revised guidance on fair value measurements and disclosure requirements. The revised guidance specifies how to measure fair value but does not require additional fair value measurements nor does it intend to establish valuation standards or affect valuation practices outside of financial reporting. The revised guidance is effective to all reporting entities that are required or permitted to measure or disclose the fair value of an asset, liability or instrument classified in a reporting entity’s statement of shareholders’ equity during interim and annual periods beginning after December 15, 2011. Early adoption is not permitted. This amendment is not expected to have a material impact on the Group’s financial position, results of operations or cash flows.

In June 2011, the FASB issued revised guidance on the presentation of comprehensive income. The revised guidance requires an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income and eliminates one presentation option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The revised guidance states that an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In a single continuous statement, the entity is required to present the components of net income and total net income, the components of other comprehensive income and a total for other comprehensive income, along with the total of comprehensive income in that statement. In the two-statement approach, an entity is required to present components of net income and total net income in the statement of net income. The statement of other comprehensive income should immediately follow the statement of net income and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. The revised guidance is to be applied retrospectively and is effective for interim or annual periods beginning after December 15, 2011. In December 2011, the FASB issued an amendment on the deferral of the effective date for amendments to the presentation of reclassification of items out of accumulated other comprehensive income. Under this amendment, entities will still be required to adopt either the single continuous statement or the two-statement approach required by the new standard on presentation of comprehensive income, but they would continue to report reclassification out of accumulated other comprehensive income, as consistent with presentation requirements in effect prior to the amendment.

JIAYUAN.COM INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data, unless otherwise stated)

This amendment is effective the same time the new standard on comprehensive income is adopted. The Group intends to provide the required financial reporting presentation upon the effective date of the updated standard. The adoption of these standards will change the presentation of the Group’s financial statements but will not affect the calculation of net income, comprehensive income or net income per share.

In September 2011, the FASB issued an accounting standard update on testing of goodwill for impairment. The revised guidance specified that an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. An entity can choose to perform the qualitative assessment on none, some or all of its reporting units. Moreover, an entity can bypass the qualitative assessment for any reporting unit in any period and proceed directly to step one of the impairment test, and then resume performing the qualitative assessment in any subsequent period. The revised guidance is effective to both public and non public entities that have goodwill reported in their financial statements during interim and annual periods beginning after December 15, 2011. This amendment is not expected to have a material impact on the Group’s financial position, results of operations or cash flows.

In December 2011, the FASB issued an accounting standard update on disclosures about offsetting assets and liabilities.  The amendments in this update will enhance current disclosures requirements by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with the applicable guidance or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with the applicable guidance. This information will enable users of an entity’s financial statements to evaluate the effect or potential effect of netting arrangements on an entity’s financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments in the scope of this Update.  An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented.  This amendment is not expected to have a material impact on the Group’s financial position, results of operations or cash flows.

4.  Concentration, Credit and Other Risks

a)                  PRC Regulations

The PRC market in which the Group operates poses certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Group to conduct online services through contractual arrangements in the PRC since the industry remains highly regulated. The Group conducts all of its operations in China through its VIEs and VIE’s subsidiary, which the Group consolidates as a result of a series of contractual arrangements enacted among Shanghai Miyuan, the VIEs and their legal shareholders. The Group believes that the contractual arrangements among Shanghai Miyuan, the VIEs and their legal shareholders are in compliance with PRC law and are legally enforceable. If the VIEs or its legal shareholders fail to perform their obligations under the contractual arrangements or any dispute relating to these contracts remains unresolved, the Group will have to enforce its rights under these contracts through the operations of PRC law and courts. However, uncertainties in the PRC legal system could limit the Group’s ability to enforce these contractual arrangements. In particular, the interpretation and enforcement of these laws, rules and regulations involve uncertainties. If the Group had direct ownership of the VIEs, it would be able to exercise its rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could effect changes at the management level, subject to any applicable fiduciary obligations. However, under the current contractual arrangements, the Group relies on the VIEs and their legal shareholders’ performance of their contractual obligations to exercise effective control. In addition, the exclusive technology licenses and service agreements with the VIEs and VIE’s subsidiary, which first expire on the tenth anniversary of the agreement signing date, is subject to subsidiaries’ unilateral termination right. In general, neither the VIEs nor their legal shareholders may terminate the contracts prior to the expiration date.

JIAYUAN.COM INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data, unless otherwise stated)

Although the PRC has, since 1978, implemented a wide range of market-oriented economic reforms, continued reforms and progress towards a full market-oriented economy are uncertain. In addition, the telecommunications, information and media industries remain highly regulated. Restrictions are currently in place and are unclear with respect to which segments of these industries foreign owned entities, like the Company, may operate. The PRC government may issue from time to time new laws or new interpretations on existing laws to regulate areas such as telecommunications, information and media, some of which are not published on a timely basis or may have retroactive effect. Administrative and court proceedings in China may also be protracted, resulting in substantial costs and diversion of resources and management attention. Consequently, such uncertainties may limit the Group’s ability to enforce its contractual arrangements with the VIEs. Although the Group believes the contractual arrangements are in compliance with current PRC regulations, there can be no assurance that the PRC government would agree that these contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws, rules and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws, rules and regulations. Such uncertainties on the compliance with PRC laws of our contractual arrangements may adversely affect the Group’s ability to consolidate the VIEs. Regulatory risk also encompasses the interpretation by the tax authorities of current tax laws, and the Group’s legal structure and scope of operations in the PRC, which could be subject to further restrictions resulting in limitations on the Group’s ability to conduct business in the PRC.

The PRC government may also require the Group to restructure its’ operations entirely if it finds that current contractual arrangements do not comply with applicable laws and regulations. It is unclear how a restructuring could impact the Group’s business and operating results, as the PRC government has not yet found any such contractual arrangements to be in non-compliance. However, any such restructuring may cause significant disruption to the Group’s business operations. In addition, the Chinese government may impose penalties, require the Group to discontinue or restrict its operations, or take other regulatory or enforcement actions against the Group that may result in a material and adverse effect on the Group’s business. If the imposition of any of the penalties causes the Group to lose the rights to direct the activities of the VIEs or the right to receive their economic benefits, the Group would no longer be able to consolidate the VIEs. The Group does not believe that any penalties imposed or actions taken by the PRC Government would result in the liquidation of the Company, Shanghai Miyuan, Beijing Miyuan, Shanghai HQS, Beijing HQS, Xique and Jiayuan Shanghai Center.

The following combined financial information of the Group’s VIEs and VIE’s subsidiary, as applicable, were included in the accompanying consolidated financial statements of the Group:

	As of December 31,
	2010	2011
	RMB	RMB

Total assets	165,475	262,298
Total liabilities	157,554	202,028

	For the year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB

Net revenue	63,894	167,589	332,010
Net income	5,724	16,205	21,808

JIAYUAN.COM INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data, unless otherwise stated)

	For the year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB

Net cash provided by operating activities	31,472	78,736	86,287
Net cash used in investing activities	(34,718)	(71,602)	(20,267)
Effect of exchange rate changes on cash and cash equivalents	––	––	(2)
Net (decrease)/increase in cash and cash equivalents	(3,246)	7,134	66,018

The total assets of the VIEs and VIE’s subsidiary were mainly comprised of cash and cash equivalents, short-term deposits and prepaid expenses and other current assets. The total liabilities of the consolidated VIEs and VIE’s subsidiary were mainly comprised of deferred revenue and accrued expenses and other current liabilities.

All of the Group’s revenues for the periods presented were contributed by the VIEs and VIE’s subsidiary.

b)                  Concentration of credit risks

Financial instruments that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, short-term deposits, accounts receivable and term deposits. As of December 31, 2010 and 2011, the Group’s cash and cash equivalents, short-term deposits and term deposits were held by financial institutions located in the PRC and Hong Kong that management believes are of high-credit ratings and quality. Accounts receivable are typically unsecured and are mainly derived from revenues collected by WVAS partners on behalf of the Group in the PRC. The risk with respect to accounts receivable is mitigated by regular credit evaluations that the Group performs on the WVAS partners and its ongoing monitoring of outstanding balances.

c)                  Foreign currency risk

A majority of the Group’s operating transactions are denominated in RMB and a significant portion of the Group’s assets and liabilities is denominated in RMB. RMB is not freely convertible into foreign currencies. The value of the RMB is subject to changes in the central government policies and to international economic and political developments. In the PRC, certain foreign exchange transactions are required by laws to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Group in China must be processed through PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to complete the remittance.

5.  Fair Value Measurements

On January 1, 2008, the Group adopted the US GAAP guidance on “Fair Value Measurements”. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (also referred to as an exit price). It establishes a hierarchy for inputs used in measuring fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs. Valuation techniques used to measure fair value shall maximize the use of observable inputs. The hierarchy is as follows:

JIAYUAN.COM INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data, unless otherwise stated)

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Group engaged an independent valuation specialist to assist them in determining the fair value of equity issued, including share options and Series A Preferred Shares.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. Following is a description of the valuation techniques that the Group uses to measure the fair value of assets and liabilities that the Group measured and reported on its consolidated balance sheet at fair value on a recurring basis.

Cash and cash equivalents: The Group’s cash equivalents consisted of demand deposits and time deposits. The fair values of demand deposits and time deposits placed with banks are determined based on the pervasive interest rate in the market, which are also the interest rates as stated in the contracts with the banks. The Group classifies the valuation techniques that use the pervasive interest rates input as Level 1.

Short-term deposits and term deposits: The fair values of short-term deposits and term deposits placed with banks are determined based on the pervasive interest rate in the market, which are also the interest rates as stated in the contracts with the banks. The Group classifies the valuation techniques that use the pervasive interest rates input as Level 1.

		Fair value measurements at reporting date using
		Quoted prices in
	Total fair value	active market	Significant other	Significant
	and carrying value	for identical	observable	unobservable
	on balance sheet	assets (Level 1)	inputs (Level 2)	inputs (Level 3)
	RMB	RMB	RMB	RMB
As of December 31, 2010
Cash and cash equivalents	19,388	19,388	––	––
Short-term deposits	116,000	116,000	––	––

As of December 31, 2011
Cash and cash equivalents	181,340	181,340	––	––
Short-term deposits	404,500	404,500	––	––
Term deposits	10,000	10,000	––	––

JIAYUAN.COM INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data, unless otherwise stated)

6.  Accounts Receivable, net

The following summarized the Group’s accounts receivable, net as of December 31, 2010 and 2011:

	As of December 31,
	2010	2011
	RMB	RMB

Accounts receivable	5,631	16,294
Less: Allowance for doubtful accounts	––	––
Accounts receivable, net	5,631	16,294

7.  Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2010	2011
	RMB	RMB

Prepaid expenses	1,729	3,488
Advances to employees	355	2,112
Interest receivables	1,397	2,914
Rental and other deposits	2,435	3,179
Other	63	1,234
	5,979	12,927

8.  Property and Equipment, net

Property and equipment, net, consisted of the following:

	As of December 31,
	2010	2011
	RMB	RMB

Computer and software	20,729	41,121
Furniture, fixtures and other equipment	2,170	2,594
Motor vehicles	––	407
Leasehold improvements	1,190	2,367
	24,089	46,489
Less: accumulated depreciation and amortization	(9,060)	(18,890)
Property and equipment, net	15,029	27,599

For the years ended December 31, 2009, 2010 and 2011, depreciation and amortization expenses for the property and equipment amount to RMB2,415, RMB3,939 and RMB9,830, respectively.

JIAYUAN.COM INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data, unless otherwise stated)

9.  Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consisted of the following:

	As of December 31,
	2010	2011
	RMB	RMB

Accrued salaries and welfare	5,233	10,216
Accrued advertising expenses	2,574	7,447
Accrued network support expenses	160	176
Business and other tax payable	3,592	2,549
Professional and other service fees	373	6,166
Others	976	2,263
	12,908	28,817

10.  Taxation

a)         Business tax and surcharges

The Group’s PRC operations are subject to business tax and surcharges at rates ranging from 0% to 8.50% depending on the nature of the service revenue and the geographical region. Business tax and surcharges is recognized when the revenue is recognized.

The Group recognized RMB3,553, RMB10,246 and RMB12,176 of business tax and surcharges, as a reduction of revenues, for the years ended December 31, 2009, 2010 and 2011, respectively.

b)         Income tax

The Cayman Islands and the British Virgin Islands

Under the common tax laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Under the current laws of the British Virgin Islands, BVI Company is a tax-exempted company.

Hong Kong

Jiayuan Hong Kong is not subject to Hong Kong profits tax on foreign-sourced income, dividends and capital gains. As an entity incorporated in Hong Kong, Jiayuan Hong Kong was subject to 16.5% income tax for the years ended December 31, 2010 and 2011 on its taxable profits generated from operations in Hong Kong. Payment of dividends is not subject to withholding tax in Hong Kong.

The PRC

The Company’s subsidiaries and VIEs in China are governed by the Enterprise Income Tax Law (“EIT Law”), which became effective on January 1, 2008. Pursuant to the EIT Law and its implementation rules, enterprises in China are generally subjected to tax at a statutory rate of 25%. Certified High and New Technology Enterprises (“HNTE”) are entitled to a favorable statutory tax rate of 15%, and qualified software enterprises can enjoy an income tax exemption for two years beginning with their first profitable year and a 50% tax reduction to the applicable tax rate for the subsequent three years.

JIAYUAN.COM INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data, unless otherwise stated)

The Group’s PRC entities accrued for corporate income tax as follows:

•                  Shanghai Miyuan was subject to 25% EIT from 2009 to 2010.  In 2011, Shanghai Miyuan was qualified as software enterprise under which it is entitled to income tax exemption for the fiscal years 2011 and 2012 and a preferential tax rate of 12.5% from fiscal years 2013 through 2015.

•                  Shanghai HQS was subject to 25% tax rate for 2009. For 2010 and 2011, Shanghai HQS accrued the EIT at a tax rate of 15% as a result of HNTE status.

•                  Beijing HQS, Xique and Jiayuan Shanghai Center were subject to 25% EIT for 2010 and 2011.

In addition, under the New EIT Law, effective from January 1, 2008, dividends, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise are subject to withholding tax of 10%, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. The withholding tax rate is 5% for the parent company incorporated in certain qualified jurisdictions if the parent company is the beneficial owner of the dividend and approved by the PRC tax authority to enjoy the preferential tax benefit. This withholding tax regulation imposed on the dividend income received from the Group’s PRC subsidiaries reduces the Group’s net income. On February 22, 2008, the Ministry of Finance and State Tax Bureau jointly issued a circular which stated that for foreign invested enterprises, all profits accumulated up to December 31, 2007 are exempted from withholding tax when they are distributed to foreign investors.

The EIT Law also provides that an enterprise established under the laws of foreign countries or regions but whose “de facto management body” is located in the PRC would be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementation Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on an assessment of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC should be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, should the Company and its overseas subsidiaries be treated as a resident enterprise for PRC tax purposes, they will be subject to PRC tax on worldwide income at a uniform tax rate of 25% retroactive to January 1, 2008.

The Company’s subsidiaries have not declared any dividend to the parent company and have determined that it has no present plan to declare and pay any dividends. The Group currently plans to continue to reinvest its subsidiaries’ undistributed earnings, if any, in its operations in China indefinitely. Accordingly, no withholding income tax was accrued and required to be accrued as of December 31, 2010 and 2011.

Composition of income tax expenses

The current and deferred portions of income tax expenses included in the Group’s consolidated statements of operations are as follows:

	For the year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB

Current tax expenses	5,748	11,242	19,921
Deferred taxation	––	(1,231)	(1,814)
Income tax expenses	5,748	10,011	18,107

JIAYUAN.COM INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data, unless otherwise stated)

Reconciliation of the differences between the PRC statutory EIT rate of 25% and the Group’s effective tax rate is as follows:

	For the year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB

Statutory EIT rate	25.0%	25.0%	25.0%
Effect of non-deductible expenses	5.0%	9.8%	10.5%
Effect of lower tax rates in other jurisdictions	––	––	(2.4)%
Effect of change in tax rate	––	1.5%	––
Effect of preferential tax treatments	––	(9.1)%	(12.6)%
Changes in valuation allowance	20.3%	10.3%	12.2%
Effective income tax rate	50.3%	37.5%	32.7%

The effect of the preferential tax treatments available to the Group is as follows. No period prior to January 1, 2010 was eligible for preferential tax treatment.

	For the year ended December 31,
	2010	2011
	RMB	RMB

Preferential tax treatments impact to net income to ordinary shareholders	6,973	6,972
Per share effect, basic	0.26	0.18
Per share effect, diluted	0.26	0.16

Deferred tax

Deferred taxes are measured using the enacted tax rates for the periods in which they are expected to be reversed.  Significant components of the Group’s deferred tax assets are as follows:

	As of December 31,
	2010	2011
	RMB	RMB

Deferred tax assets, current
Net operating loss carry forwards	496	2,094
Accrued salaries and other expenses	1,231	3,189
Advertising expenses	6,259	11,414
Total: deferred tax assets, current	7,986	16,697
Deferred tax assets, non-current	––	––
Total: deferred tax assets	7,986	16,697
Less: valuation allowance
Net operating loss carry forwards	(496)	(2,094)
Accrued salaries and other expenses	––	(144)
Advertising expenses	(6,259)	(11,414)
Total: valuation allowance	(6,755)	(13,652)
Net deferred tax assets	1,231	3,045

The Group had net operating loss carry forwards from certain subsidiaries, VIEs and VIE’s subsidiaries amounting to RMB8,375 as of December 31, 2011, of which RMB1,983 will expire on December 31, 2015 and RMB6,392 will expire on December 31, 2016.

The Group evaluates a variety of factors in determining the amount of the valuation allowance, including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

JIAYUAN.COM INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data, unless otherwise stated)

In addition, pursuant to the New EIT Law, the deductible advertising expenses should be no more than 15% of the revenues as determined under PRC GAAP and the excess amount could be carried forward to the following years. The Group expects that the advertising expenses in each year will be over the 15% limit and the related deferred tax asset is not realizable in the foreseeable future, accordingly, full valuation allowance is provided. The following table shows the movements of valuation allowance for the years presented:

	Years Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB

Balance at beginning of the year	(3,466)	(5,786)	(6,755)
Provision for the year	(2,320)	(969)	(6,897)
Balance at end of the year	(5,786)	(6,755)	(13,652)

11.  Redeemable Convertible Preferred Shares

On April 16, 2007, certain investors agreed to purchase 9,566,667 Series A Preferred Shares issued by the BVI Company at a price of US$1.045 per share for total proceeds of US$10,000.

The Company determined that the Series A Preferred Shares should not be classified as liabilities but rather as temporary equity since the Series A Preferred Shares are only contingently redeemable at the option of the holders any time after the fifth anniversary of the issuance date. If the Company completes an IPO prior to May 14, 2012, the Series A Preferred Shares would be automatically converted on a one to one basis, as adjusted for share splits, share dividends, recapitalization and similar transactions.

Additionally, it had been determined that conversion and redemption features embedded in the redeemable convertible preferred shares did not require bifurcation and derivative accounting since the embedded features did not permit or require net settlement and therefore did not meet the definition of a derivative. Since the conversion price of the redeemable convertible preferred shares exceeded the fair value of the Company’s ordinary shares on the date of issuance of the Series A Preferred Shares, no portion of the proceeds from the issuance was accounted for as attributable to the conversion feature.

According to the terms of the Series A Preferred Shares agreement, the holders of the Series A Preferred Shares are entitled to receive cumulative dividends in preference to any dividends on the ordinary shares at a rate equal to, the greater of (i) 10% of the purchase price per annum (as adjusted for any shares splits, share dividends, recapitalizations or similar transactions), and (ii) the dividends that would be paid to ordinary shares into which the Series A Preferred Shares could be converted, provided that the dividends shall be payable only when, and as declared by the Board of Directors. All accrued but unpaid dividends shall be paid in cash when and as such cash becomes legally available to the holders of Series A Preferred Shares immediately prior to the closing of a Qualified IPO, which is defined as an underwritten public offering and listing of the ordinary shares of the Company where the price per share equals or exceeds four times the Series A Preferred Shares original issue price with an aggregate gross proceeds to the Company equal to or exceeding US$50,000. On April 19, 2011, holders of the Series A Preferred Shares agreed to delay the exercise of their rights to receive cash dividends prior to the closing of a Qualified IPO to 30 days after the closing of a Qualified IPO.

Upon the closing of the Company’s IPO on May 16, 2011, all of the Series A Preferred Shares were converted into ordinary shares on a one to one basis and cumulative dividends amounting to RMB 25,944 were distributed to the holders of the Series A Preferred Shares in June 2011.

JIAYUAN.COM INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data, unless otherwise stated)

The following table sets forth the changes of redeemable convertible preferred shares for the years ended December 31, 2009, 2010 and 2011:

	As of December 31,
	2009	2010	2011
	RMB	RMB	RMB

Beginning balance	79,795	87,694	93,559
Add: Accretion of redemption feature	7,976	8,690	3,222
Less: Translation gain related to the preferred shares	(77)	(2,825)	(1,635)
Conversion of convertible redeemable preferred shares into ordinary shares	—	—	(95,146)
Ending balance	87,694	93,559	—

12.  Ordinary Shares

As of December 31, 2011, the Company was authorized to issue 100,000,000 ordinary shares, at par value of US$0.001 per share, and 27,272,727 and 47,489,394 ordinary shares were issued as of December 31, 2010 and 2011, respectively.

As of December 31, 2011, 435,159 ordinary shares were issued to a depository and the Company allowed the depository to issue ADS upon the exercise of options granted pursuant to the 2007 Share Incentive Plan (the “Plan”). These ordinary shares were included in issued and outstanding shares on the Group’s balance sheet and statement of changes in shareholders’ (deficit)/equity and comprehensive income as of and for the year ended December 31, 2011 although these shares and the related ADS were not issued to any option holders.

13.  Share-based Compensation

a)                  Share Incentive Plan

In connection with the First Reorganization in February 2007, options that were issued prior to the completion of the First Reorganization were replaced with new grants issued by the BVI Company.  The Company accounted for this replacement of options as a modification, but as the new grants carried the same terms and conditions, no incremental compensation costs were recognized.

On May 14, 2007, the Board of Directors of the BVI Company approved the Plan, which provides for the issuance of options to purchase up to 2,960,606 ordinary shares, to any qualified persons, as determined by the Board of Directors of the BVI Company.

On December 8, 2010, the Board of Directors of the Company passed a resolution to increase the total number of ordinary shares reserved under the Plan to 5,233,920 ordinary shares.

As stipulated in the share option agreements, the awards granted shall vest in accordance with one of the following conditions: (1) over a four-year service period, with 25% of the options to vest on the first anniversary of the date of grant, and the remaining 75% of the options to vest on a pro-rata basis of the calendar quarter-end of each of the 12 quarters after the first anniversary of the date of grant; or (2) over a four-year service period, with 25% of the options to vest on the date of IPO, and the remaining 75% of the options to vest on a pro-rata basis on the calendar quarter-end of each of the 12 quarters following the date of IPO; or (3) 100% upon the date of IPO.

JIAYUAN.COM INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data, unless otherwise stated)

The Company’s share option activities for the years ended December 31, 2009, 2010 and 2011 are summarized below:

	Share options outstanding
	Share options	Weighted average exercise price	Weighted average remaining contractual life (in years)	Weighted average grant date fair value
		US$		US$
Balances outstanding at January 1, 2009	1,173,400	0.81	4.48	0.11
Granted	1,769,000	1.08		0.58
Forfeited	(518,000)	1.05		0.08
Balances outstanding at December 31, 2009	2,424,400	0.96	5.04	0.46
Granted	866,500	2.99		2.67
Forfeited	(69,100)	1.06		0.41
Balances outstanding at December 31, 2010	3,221,800	1.50	4.50	1.05
Granted	1,699,813	5.24		2.67
Exercised	(164,841)	1.10		1.05
Forfeited	(374,136)	3.79		2.31
Balances outstanding at December 31, 2011	4,382,636	2.78	4.23	1.57

Exercisable at December 31, 2009	110,346	1.05	3.66	0.10
Exercisable at December 31, 2010	713,892	1.08	4.69	0.51
Exercisable at December 31, 2011	1,716,844	1.15	3.16	1.09

As of December 31, 2011, the intrinsic value of outstanding and exercisable share options was US$7,692 and US$6,169, respectively, which is calculated as the difference between the Company’s closing stock price as of December 30, 2011 and the exercise price of the share options.

The fair value of each option at the grant date was estimated using the Binominal Option Pricing Model by the Company with assistance from independent valuation specialists.

The following table summarizes the assumptions used to estimate the fair values of the share options granted in the years presented:

	For the year ended December 31,
	2009	2010	2011

Risk-free interest rate	3.18%-3.92%	3.04%-3.18%	1.18%-2.64%
Exercise multiple	2.80	2.80	2.80
Expected forfeiture rate	5%	5%	5%
Contractual life of option	6 years	6 years	6 years
Expected volatility	37.79%-38.96%	36.74%-38.96%	33.98%-39.39%
Dividend yield	—	—	—

The risk-free interest rate was based on the market yield of US$ denominated China International Government Bonds with maturity terms equal to the contractual life of option. The exercise multiple is calculated as the ratio of fair value of stock over the exercise price as at the time the share option is exercised and estimated based on an empirical research study regarding the early exercise behaviour of employees with share options. Expected forfeiture rate was estimated based on annual staff turnover for periods after June 2007. Pursuant to the Plan, the contractual life of the share options is 6 years. The expected volatility was estimated based on the price volatility of the shares of comparable companies in the internet media business because the Company was not a public

JIAYUAN.COM INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data, unless otherwise stated)

company at the grant dates prior to May 11, 2011 and was a public company for a short period of time at the grant dates after May 11, 2011, and therefore did not have data to calculate expected volatility of the price of the underlying ordinary shares over the contractual life of option. No dividends were assumed in the estimation considering the Company has no history or expectation of paying dividends on its common shares.

The total fair value of equity awards vested during the year ended December 31, 2009, 2010 and 2011 were RMB37, RMB1,765 and RMB22,759, respectively.

For the years ended December 31, 2009, 2010 and 2011, the Group recorded share-based compensation of RMB1,625, RMB6,070 and RMB12,675, respectively, using graded-vesting method, for the options granted with service conditions.

For the years ended December 31, 2009 and 2010, the Group did not recognize any share-based compensation for the options granted with performance conditions as the vesting of the performance condition awards is contingent upon IPO which is not considered probable until the event happens. Upon the closing of the Company’s IPO on May 16, 2011, share options to purchase a total of 602,183 shares which were granted to several employees and non-employees were fully vested. Accordingly, the Group recorded IPO related share-based compensation expenses of RMB17,534 for the year ended December 31, 2011.

As of December 31, 2011, total amount of unrecognized compensation costs relating to non-vested share options granted by the Company amounted to RMB19,572. These unrecognized compensation costs are expected to be recognized over a weighted average period of 1.03 years.

b)                  Founder’s Shares

On December 16, 2009, pursuant to an agreement entered into by Ms. Haiyan Gong and the chief operating officer (“COO”) of the Company (“Founder’s Share Agreement”), the COO was granted 398,000 options for the BVI Company’s ordinary shares (the “Founder’s Shares”) held by Aprilsky Ltd., a company ultimately owned by Ms. Haiyan Gong. The awards have an exercise price of US$1.256 and shall vest over a four year period, with 50% of the options to vest on the second anniversary and 50% of the options to vest on the fourth anniversary of the Founder’s Share Agreement signing date, subject to the employee’s continued service with the Company.

The Company recognized these awards as employee share-based compensation awards in accordance with the applicable guidance, and measured the fair value of the awards on the grant date. Compensation expense was recognized over the requisite service period using the graded vesting method.

Share-based compensation expenses related to the Founder’s Shares of RMB893 and RMB333 were recognized in general and administrative expenses in the consolidated statements of operations for the year ended December 31, 2010 and 2011, respectively.

As of December 31, 2011, there was RMB130 of total unrecognized compensation cost related to the Founder’s Shares. The cost is expected to be recognized over a weighted average period of 0.91 years.

JIAYUAN.COM INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data, unless otherwise stated)

14.  Net (Loss)/Income Per Share

Basic and diluted net (loss)/income per share for each of the years presented are calculated as follows:

	For the year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB

Numerator:
Net income attribute to Jiayuan.com International Ltd.	5,677	16,717	37,243
Accretion of Series A Preferred Shares	(7,976)	(8,690)	(3,222)
Income allocated to participating preferred shareholders	(5,677)	(16,717)	(12,681)
Numerator for basic and diluted net (loss)/income per share	(7,976)	(8,690)	21,340

Denominator:
Weighted average number of ordinary shares outstanding—basic	27,272,727	27,272,727	39,647,790
Dilutive effect of Series A Preferred Shares	—	—	—
Dilutive effect of share options	—	—	2,737,043
Weighted average number of ordinary shares outstanding—diluted	27,272,727	27,272,727	42,384,833
Basic net (loss)/income per share	(0.29)	(0.32)	0.54
Diluted net (loss)/income per share	(0.29)	(0.32)	0.50

Net income attributable to Jiayuan.com International Ltd. for the year ended December 31, 2009, 2010 and 2011 has been allocated to the ordinary shares and preferred shares based on their respective rights to shares in dividends.

As of December 31, 2011, 435,159 ordinary shares were issued to a depository and the Company allowed the depository to issue ADS upon the exercise of options granted pursuant to the Plan. These shares were not issued to any option holders. Accordingly, the Group did not include these 435,159 ordinary shares in the calculation of basic and diluted net income per share for the year ended December 31, 2011 as these shares are not considered outstanding for net income per share calculation purposes.

The potential dilutive Series A Preferred Shares and share options were excluded from the calculation of diluted net loss per share for the years ended December 31, 2009 and 2010 as their inclusion would be anti-dilutive.

15.  Commitments and Contingencies

a)                  Operating lease commitments

Future minimum payments under non-cancellable operating leases with initial terms in excess of one year consist of the following at December 31, 2011:

Amount
RMB

Year ending December 31,
2012	6,298
2013	4,170
2014	867
2015	736
2016 and thereafter	—
Total	12,071

JIAYUAN.COM INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data, unless otherwise stated)

For the years ended December 31, 2009, 2010 and 2011, total rental expenses amounted to approximately RMB2,710, RMB4,932 and RMB5,257, respectively.

The Group did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2011.

b)                  Contingencies

The Group is not currently a party to, nor is aware of, any legal proceeding, investigation or claim which is likely to have a material adverse effect on the Group’s business, financial condition, results of operations, or cash flows. The Group did not record any legal contingencies as of December 31, 2011.

16.  Related Party Transactions

The table below sets forth the related parties and their relationships with the Group:

Related Party	Relationship with the Group
Ms. Haiyan Gong	Nominee shareholder of the VIEs, co-chief executive officer of the Company and the Company’s shareholder.

During the years presented in the financial statements, there were no significant related party transactions.

As of December 31, 2010, the amounts due from/to a related party were as follows:

December 31,
2010
RMB

Ms. Haiyan Gong:
Receivables from	1,000
Payables to	993

On November 11, 2010, the Group advanced RMB1,000 with interest free to Ms. Haiyan Gong, which matures on November 11, 2011, with an automatic one-year extension at each maturity date. Ms. Haiyan Gong repaid the outstanding amount due under this advance in January 2011.

On November 11, 2010, the Group borrowed US$150 from Ms. Haiyan Gong in connection with the establishment of Beijing Miyuan. The amount is interest-free and repayable on November 11, 2011, with an automatic one-year extension at each maturity date. The Group repaid the outstanding amount due under this borrowing in May 2011.

17.  Segment Information

In accordance with relevant US GAAP guidance, the reportable segments represent the Group’s operating segments for which separate financial information is available and which is utilized on a regular basis by its chief operating decision maker (“CODM”) to assess performance and to allocate resources. In identifying its reportable segments, the Group also considers the nature of services provided by its operating segments. The Group’s CODM has been identified as the Board of Directors (“BOD”), who review the consolidated and segment results when making decisions about allocation of resources and assessing performance of the Group.

JIAYUAN.COM INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data, unless otherwise stated)

Management has determined that the Group operates in three reportable segments which are online services, events and VIP services and other services during the years presented. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The CODM evaluates performance based on each reporting segment’s revenues, cost of revenues, and gross profit/(loss). The CODM does not review operating expenses or balance sheet information to measure the performance of the reportable segments, nor is this part of the segment information regularly provided to the CODM. Information for net revenues, cost of revenues and gross profit/(loss) by segment is as follows:

For the year ended December 31, 2009

	Online services	Events and VIP services	Other services	Consolidated
	RMB	RMB	RMB	RMB
Net revenues	45,387	12,801	5,706	63,894
Cost of revenues	(20,319)	(7,245)	(884)	(28,448)
Gross profit	25,068	5,556	4,822	35,446

For the year ended December 31, 2010

	Online services	Events and VIP services	Other services	Consolidated
	RMB	RMB	RMB	RMB
Net revenues	134,062	26,265	7,262	167,589
Cost of revenues	(40,228)	(18,787)	(2,034)	(61,049)
Gross profit	93,834	7,478	5,228	106,540

For the year ended December 31, 2011

	Online services	Events and VIP services	Other services	Consolidated
	RMB	RMB	RMB	RMB
Net revenues	277,186	51,235	2,820	331,241
Cost of revenues	(73,427)	(26,183)	(5,204)	(104,814)
Gross profit/(loss)	203,759	25,052	(2,384)	226,427

The Group primarily operates in the PRC, accordingly, no geographical information is presented.

18.  Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by the Company’s subsidiaries, VIEs and VIE’s subsidary in China only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries, VIEs and VIE subsidary in China are required to make certain appropriation of net after-tax profits or increase in net assets to the statutory surplus fund (see Note 3(q)) prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the Company’s subsidiaries, VIEs and VIE’s subsidiary in China are restricted in their ability to transfer their net assets to the Company in terms of cash dividends, loans or advances, which restricted portion amounted to approximately RMB23,754 and RMB27,890 as of December 31, 2010 and 2011, respectively. As of December 31, 2010 and 2011, the retained earnings balance of the Group’s PRC entities after appropriation to statutory reserves, as determined under PRC GAAP, was RMB3,526 and RMB51,729, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries or VIEs for working capital and other funding purposes, the Company may in the future require additional cash resources from the Company’s subsidiaries, VIEs and VIE’s subsidary in China due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends to make distributions to shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Company’s subsidiaries, VIEs and VIE’s subsidiary to satisfy any obligations of the Company.

JIAYUAN.COM INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data, unless otherwise stated)

The Company performed a test on the restricted net assets of consolidated subsidiaries, VIEs and VIE’s subsidiary (the “restricted net assets”) in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e)(3), “General Notes to the Financial Statements” and concluded that the restricted net assets did not exceed 25% of the consolidated net assets of the Company as of December 31, 2011.

19. Subsequent Events

a) In December 2011, the Board of Directors of the Company authorized a share repurchase plan, pursuant to which the Company was authorized to repurchase its own issued and outstanding ADSs up to an aggregate value of US$10 million from the open market from time to time within one year. The share repurchase plan does not require the Company to acquire a specific number of shares.

During the period from March 22, 2012 to April 19, 2012, the Company repurchased approximately 245,000 ADSs with total consideration of approximately US$1,291 from the open market. The ordinary shares representing the repurchased ADS are recorded as treasury shares at purchase cost at the time of repurchase.

b) In February and March 2012, the Board of Directors of the Company granted share options to certain employees to purchase up to 476,500 ordinary shares pursuant to the Plan. In addition, in March 2012, the Company granted 232,500 restricted shares to an employee whereby 25% of the restricted shares shall become vested on the first anniversary of the award date and the remaining 75% of the restricted shares shall vest in twelve equal quarterly installments thereafter. The Company is currently finalizing the evaluation of the financial impact of the share options and restricted shares granted.