Form 20-F
period 2012-12-31
JIAYUAN.COM INTERNATIONAL LTD
filed 2013-04-29
CIK 1511683

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

48,130,944 ordinary shares, par value US$0.001 per share as of
December 31, 2012

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

☐ Yes   ☐ No

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•

“we,” “us,” “our company,” “our” and “Jiayuan” refer to Jiayuan.com International Ltd., and, unless the context requires otherwise, its subsidiaries, Shanghai Huaqianshu Information Technology Co., Ltd., Beijing Huaqianshu Information Technology Co., Ltd., Beijing Shiji Xique Information Technology Co., Ltd., Beijing Aizhenxin Information Technology Co., Ltd. and Shanghai Shiji Jiayuan Matchmaking Service Center;

•	“our PRC companies” refers to our PRC subsidiaries and our PRC operating companies;

•

“our PRC operating companies” refers to Shanghai Huaqianshu Information Technology Co., Ltd., Beijing Huaqianshu Information Technology Co., Ltd., Beijing Aizhenxin Information Technology Co., Ltd. and Beijing Shiji Xique Information Technology Co., Ltd.;

•	“our PRC subsidiaries” refers to Miyuan (Shanghai) Information Technology Co., Ltd. and Beijing Miyuan Information Technology Co., Ltd.;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;

•	“shares” refers to our ordinary shares, par value US$0.001 per share;

•

“preferred shares” or “Series A preferred shares” refers to our Series A convertible and redeemable preferred shares, par value US$0.001 per share, all of which were automatically converted into ordinary shares upon the completion of our initial public offering in May 2011;

•	“ADRs” refers to the American depositary receipts, which, if issued, evidence our ADSs;

•	“ADSs” refers to our American depositary shares, every two of which represent three ordinary shares;

•

“platforms” refers to our Jiayuan.com website, izhenxin.com website, juedui100.com website, wireless application protocol platform, wireless applications and desktop clients; we introduced our wireless application protocol platform in 2010, our wireless application in 2011, our desktop client in January 2012, our izhenxin.com website in October 2012 and our juedui100.com website in December 2012, respectively;

•	“registered users” refers to users who have completed the registration process on one of our platforms;

•	“registered user accounts” refers to accounts set up by registered users, including registered users who may have set up more than one account;

•

“active user accounts” refers to registered user accounts through which registered users have logged-in to one of our platforms at least once within a calendar month in the case of user accounts registered in prior months, or on at least two separate days within a calendar month, including the day of completion of the registration process, in the case of user accounts newly registered in the calendar month;

•

“paying user accounts” refers to registered user accounts through which registered users have paid for at least a single message fee or periodic subscription fee or purchased a value-added service within a calendar month;

•	“RMB” or “Renminbi” refer to the legal currency of China; and

•	“$,” “dollars,” “US$” or “U.S. dollars” refer to the legal currency of the United States.

This annual report on Form 20-F includes our audited consolidated statements of comprehensive income for the fiscal years ended December 31, 2010, 2011 and 2012 and audited consolidated balance sheet data as of December 31, 2011 and 2012.

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

Item 2.                   Offer Statistics and Expected Timetable.

Not applicable.

Item 3.                   Key Information.

A.                                    Selected financial data

The following selected consolidated statements of comprehensive income data for the years ended December 31, 2010, 2011 and 2012, and the selected consolidated balance sheet data as of December 31, 2011 and 2012 have been derived from our audited consolidated financial statements included elsewhere in this annual report on Form 20-F. Our selected consolidated statements of comprehensive income data for the year ended December 31, 2008 and 2009, and the selected consolidated balance sheet data as of December 31, 2008, 2009 and 2010 were derived from our audited consolidated financial statements, which are not included in this annual report on Form 20-F. You should read the selected consolidated financial data in conjunction with our audited financial statements and the accompanying notes included elsewhere in this annual report on Form 20-F and “Item 5. Operating and Financial Review and Prospects.” Our audited consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of our future results.

	For the year ended December 31,
	2008	2009	2010	2011	2012	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Consolidated Statement of Comprehensive Income Data:
Net revenues	27,625	63,894	167,589	331,241	410,803	65,938
Cost of revenues(1)	(21,353)	(28,448)	(61,049)	(104,814)	(143,685)	(23,063)
Gross profit	6,272	35,446	106,540	226,427	267,118	42,875
Operating expenses:
Selling and marketing expenses(1)	(14,677)	(16,574)	(57,867)	(110,521)	(143,376)	(23,013)
General and administrative expenses(1)	(5,872)	(8,631)	(24,338)	(64,310)	(54,367)	(8,727)
Research and development expenses(1)	—	(8)	(381)	(11,796)	(17,587)	(2,823)
Total operating expenses	(20,549)	(25,213)	(82,586)	(186,627)	(215,330)	(34,563)
Operating (loss)/income	(14,277)	10,233	23,954	39,800	51,788	8,312
Interest income, net	734	1,189	1,876	5,077	13,323	2,138
Foreign currency exchange (loss)/gain, net	(299)	(3)	—	8,911	(1,845)	(296)
Other (expenses)/income, net	(19)	6	898	1,562	4,898	786
(Loss)/income before income tax	(13,861)	11,425	26,728	55,350	68,164	10,940
Income tax expenses	—	(5,748)	(10,011)	(18,107)	(9,227)	(1,481)
Net (loss)/income attributable to Jiayuan.com International Ltd.	(13,861)	5,677	16,717	37,243	58,937	9,459
Accretion of Series A redeemable convertible preferred shares	(7,504)	(7,976)	(8,690)	(3,222)	—	—
Income allocated to participating preferred shares	—	(5,677)	(16,717)	(12,681)	—	—
Net (loss)/income attributable to ordinary shareholders	(21,365)	(7,976)	(8,690)	21,340	58,937	9,459
Net (loss)/income attributable to Jiayuan.com International Ltd.	(13,861)	5,677	16,717	37,243	58,937	9,459
Other comprehensive income:
Foreign currency translation adjustments, net of tax	3,636	77	2,825	(11,452)	(772)	(124)
Comprehensive (loss)/income attributable to Jiayuan.com International Ltd.	(10,225)	5,754	19,542	25,791	58,165	9,335
Net (loss)/income per share:
Basic	(0.78)	(0.29)	(0.32)	0.54	1.27	0.20
Diluted	(0.78)	(0.29)	(0.32)	0.50	1.23	0.20
Weighted average shares used in calculating net (loss)/income per share, basic	27,272,727	27,272,727	27,272,727	39,647,790	46,297,314	46,297,314
Weighted average shares used in calculating net (loss)/income per share, diluted	27,272,727	27,272,727	27,272,727	42,384,833	47,743,098	47,743,098
Net (loss)/income per ADS(2):
Basic	(1.18)	(0.44)	(0.48)	0.81	1.91	0.31
Diluted	(1.18)	(0.44)	(0.48)	0.76	1.85	0.30
ADSs used in computing net (loss)/income per ADS, basic	18,181,818	18,181,818	18,181,818	26,431,860	30,864,876	30,864,876
ADSs used in computing net (loss)/income per ADS, diluted	18,181,818	18,181,818	18,181,818	28,256,555	31,828,732	31,828,732
Non-GAAP net (loss)/income(3)	(13,716)	7,302	23,680	67,785	72,300	11,604

(1)         Includes share-based compensation expenses as follow:

	For the year ended December 31,
	2008	2009	2010	2011	2012	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	96	178	2,041	2,624	3,380	543
Selling and marketing expenses	—	52	700	796	807	130
General and administrative expenses	49	1,395	4,174	25,726	7,355	1,180
Research and development expenses	—	—	48	1,396	1,821	292
Total	145	1,625	6,963	30,542	13,363	2,145

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

	For the year ended December 31,
	2008	2009	2010	2011	2012	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Net (loss)/income attributable to Jiayuan.com International Ltd.	(13,861)	5,677	16,717	37,243	58,937	9,459
Add: Share-based compensation expenses	145	1,625	6,963	30,542	13,363	2,145
Non-GAAP net (loss)/income	(13,716)	7,302	23,680	67,785	72,300	11,604

	As of December 31,
	2008	2009	2010	2011	2012	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share data)
Consolidated Balance Sheet Data:
Total current assets	50,655	76,407	149,229	618,106	593,037	95,189
Total assets	54,717	80,572	164,258	655,705	695,066	111,565
Total liabilities	6,813	25,566	85,572	122,188	147,680	23,705
Series A redeemable convertible preferred shares	79,795	87,694	93,559	—	—	—
Total shareholders’ (deficit)/equity	(32,091)	(32,688)	(14,873)	533,517	547,386	87,860
Number of outstanding ordinary shares	27,272,727	27,272,727	27,272,727	47,489,394	48,130,944	43,130,944

Exchange Rate Information

Our business is primarily conducted in China and a substantial majority of our revenues are denominated in Renminbi. For all dates and periods through December 31, 2008, the exchange rates are based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise indicated, conversions of RMB into U.S. dollars in this annual report are based on the exchange rate, as of December 31, 2012, which was RMB6.2301 to $1.00. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Renminbi per U.S. Dollar Noon Buying Rate
Period	Average (1)	High	Low	Period-End
2008	6.6193	6.7800	7.2946	6.8225
2009	6.8313	6.8176	6.8470	6.8259
2010	6.7603	6.6000	6.8330	6.6000
2011	6.4630	6.2939	6.6364	6.2939
2012	6.2990	6.2221	6.3879	6.2301
Previous Six Months
October 2012	6.2627	6.2372	6.2877	6.2372
November 2012	6.2338	6.2221	6.2454	6.2265
December 2012	6.2328	6.2251	6.2502	6.2301
January 2013	6.2215	6.2134	6.2303	6.2186
February 2013	6.2323	6.2213	6.2438	6.2213
March 2013	6.2154	6.2105	6.2246	6.2108
April 2013 (through April 19)	6.1927	6.1720	6.2078	6.1772

(1)Annual averages are calculated by averaging the exchange rates on the last business day of each month.  Monthly averages are calculated using the average of the daily rates during the relevant period.

On April 19, 2013, the exchange rate set forth in the H. 10 statistical release of the Federal Reserve Board was RMB6.1772 to $1.00.

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

Our founder, Ms. Haiyan Gong, commenced our online dating business in 2003.  We began charging our users message fees on our online dating platform in October 2008.  Prior to this, we generated revenues primarily from charging for non-message related value-added services, such as VIP memberships, priority search rankings and from selling advertisement space on our platform.  Accordingly, we have a limited relevant operating history from which to evaluate our business, financial performance and prospects.  Since the change in our business model in 2008, we have derived a substantial portion of our net revenues from service fees generated from online dating services.  Our online services revenue represented 80.0%, 83.7% and 88.2% of our net revenues in 2010, 2011 and 2012, respectively.  As a result, we have a short operating history under our current revenue model for you to evaluate in assessing our future prospects.  We may not be able to achieve similar results or growth in future periods.  Our business model may become obsolete due to development of other business models or technologies.  You must consider our business and prospects in light of the risks and difficulties we will encounter as a young company in a new and rapidly evolving market.  Our ability to maintain profitability primarily depends on, among other factors, the growth of the online dating industry in China, the continued acceptance of our business model by our users, our ability to generate continuing interest in our platform, our ability to provide services that meet the needs of our users and our ability to control costs and expenses.  Accordingly, you should not rely on our results of operations for any prior period as an indication of our future performance.  We may not be able to effectively assess or address the evolving risks and difficulties present in the market, which could threaten our capacity to continue operations successfully in the future.

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

We rely on a variety of different marketing efforts to attract traffic to our platforms and convert users into paying users.  Our marketing activities involve considerable expenditures for online and traditional offline advertising and marketing.  Our online advertising is designed to direct traffic to our platforms and includes purchased listings on various major Internet search engines in China as well as advertising on third-party websites.  Purchased listings generally are displayed if searches for a particular word are performed on a search engine.  Advertising on third-party websites includes purchasing advertising space and links to one of our platforms.  In addition, we also advertise through wireless channels, including WAP portals, application download stores and in-app advertising.  Depending on the arrangement, we pay a fixed fee when visitors to these websites click through to one of our platforms, a fee based on the volume of clicks to our platforms or a fee based on the volume of successful registrations from visitors who click through to one of our platforms.  These arrangements generally are not exclusive.  Our offline advertising includes advertising in conventional media such as television stations and print media.  To enhance our market penetration, especially among working professionals, we also advertise in subway stations.

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

If one or more of our users suffers, or alleges to have suffered, physical, financial or emotional harm or our online dating services are misused by users, we may suffer damage to our reputation and our brand, which in turn could adversely affect our net revenues and cause the value of our ADSs to decline.

The nature of online dating is such that we cannot control the behavior of our users in their communications or physical interactions.  It is possible that one or more of our users could be physically, financially, emotionally or otherwise harmed following interaction with other users.  We warn our users to exercise caution in meetings they arrange following the use of our services or participation in our offline events, but if one or more of our users suffers or alleges to have suffered physical, financial, emotional or other harm following contact initiated on our online dating platforms or an online dating platform of one of our competitors, any resulting negative publicity or legal action could harm our reputation and business and may have an adverse effect on China’s online dating industry in general, potentially leading to, among other things, increased government scrutiny and regulation.  From time to time, we are subject to claims, which may include lawsuits, by users relating to incidents that have occurred after users meet each other.

Users may also be able to circumvent the controls we have in place to prevent illegal or dishonest activities and behavior on our platforms, such as seeking payment for sexual activity and other activities that are inconsistent with our business purpose.  Users could also post fraudulent profiles or create false profiles on behalf of other non-consenting parties.

Any such incident involving our online dating services could damage our reputation and our brand.  This, in turn, could adversely affect our net revenues and could cause the value of our ADSs to decline.  In addition, the affected users could initiate legal or other actions against us, which could cause us to incur significant expenses and damage our reputation.

Negative press or public opinion about us, our management or users of our online dating platforms may result in harm to our brand and reputation, lead to government investigations and sanctions or have a material and adverse effect on our business.

We have been the subject of allegations in media reports and Internet forums.  In particular, some media reports and comments in Internet forums have alleged that users of our Jiayuan.com platform have been subjected to fraudulent and other illegal and dishonest activities carried out by other users of the platform.  Some of our users have also been alleged to use our Jiayuan.com online platform to seek casual, non-serious relationships and to also seek and provide sexual and other activities that are inconsistent with our business purpose.  Our Jiayuan.com platform has also been alleged to contain false profiles and erroneous user activity.  While we have controls in place in an effort to limit such activities, our business and our brand and reputation may be materially and adversely affected through the dissemination of rumors, whether substantiated or not, about our business and operations in media reports, online news sites, blogs, social networking sites or other Internet forums.  Negative press or any public allegation against us, our online dating platforms or our users, may materially and adversely harm our brand and our business. Such negative publicity or allegations, especially direct allegations against us, may also require us to engage in a defensive media campaign, which may result in an increase in our marketing expenses, divert our management’s attention and adversely impact our results of operations.  Government authorities may require us to restrict or discontinue the features and services provided by our online dating platforms. As a result, our business may suffer and our user base, revenues and profitability may be materially and adversely affected.

If we are unable to maintain and enhance our brands, we may be unable to maintain or expand our user base.

We believe that the reputation and level of market awareness for our “世纪佳缘” (Shiji Jiayuan) and “佳缘” (Jiayuan) brands have contributed significantly to the success of our business.  Maintaining and enhancing our brand recognition and reputation depends primarily on the quality and consistency of our services, as well as the success of our marketing and promotional efforts.  We believe that maintaining and enhancing our brand is critical to our efforts to attract and expand our user base.  We believe that the importance of brand recognition will continue to increase given the growing number of Internet sites and the low barriers to entry for companies to set up online dating services.  To attract and retain users, and to promote and maintain our brands in response to competitive pressures, we intend to increase our financial commitment to creating and maintaining distinct brand loyalty.  If visitors and users to our platforms do not perceive our existing services to be of high quality, or if we introduce new services that are not favorably received, the value of our brands could be diluted, thereby decreasing the attractiveness of our platforms.  While we have devoted significant resources to brand promotion efforts in recent years, we cannot assure you that our ongoing marketing efforts will be successful in further promoting our brand.  In addition, our brand image may be harmed by negative publicity relating to our company or platforms regardless of its veracity. If we are unable to further maintain and enhance our brand recognition and increase market awareness for our company and services, our ability to attract users may be harmed and our business prospects may be materially and adversely affected.

We have not obtained the trademark registration for the “世纪佳缘” (Shiji Jiayuan) trademark and certain of our other trademarks for dating and marriage agency services.  If we cannot secure rights to use these trademarks for dating and marriage agency services, we may be subject to third-party claims, including with respect to our “世纪佳缘” (Shiji Jiayuan) trademark, claims by an individual who applied to register such trademark in 2005, and may be forced to discontinue using these trademarks for dating and marriage agency services, which may adversely affect our ability to maintain our brands, cause us to incur litigation costs and divert resources and management attention.

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

We applied to the PRC Trademark Office of the State Administration for Industry and Commerce, or the PRC Trademark Office, for the registration of such trademark for dating and marriage agency services under Class 45 (Dating and Marriage Agency Services) in September 2009.  In October 2010, the PRC Trademark Office rejected our trademark registration application on the basis that an individual had applied to register the “世纪佳缘” (Shiji Jiayuan) trademark under Class 45 in June 2005.  After being informed by the PRC Trademark Office of its decision in October 2010, we filed an opposition to this individual’s trademark registration application under Class 45 on the ground of malicious registration.  We received a decision from the Trademark Review and Adjudication Board of the PRC Trademark Office in January 2013 that upheld our opposition and rejected this individual’s trademark registration application.  A publication of the decision was made by the PRC Trademark Office in March 2013.  Following 30 days from the date of publication of the decision by the PRC Trademark Office, the individual is entitled to challenge the decision within 30 days.  While we are not aware of this individual having brought an action challenging this decision, in the event such individual challenges the decision and such challenge is successful, we may lose the right to use the “世纪佳缘” (Shiji Jiayuan) trademark for dating and marriage agency services, which could have a material adverse impact on our brand recognition and reputation, our business, results of operations and financial condition.

We are in the process of registering some of our other key trademarks in China, including trademarks used in connection with izhenxin.com and our Juedui100 platform.  If our applications for our key trademarks are unsuccessful or a third party is able to register them, we may lose our ability to use our key trademarks and be unable to prevent others from using similar or identical trademarks.  Furthermore, a lack of registration or license to legally use the trademarks may subject us to trademark infringement claims for our use of key trademarks.  Losing the right to use our key trademarks for any reason or being subject to trademark infringement claims may adversely affect our ability to maintain and protect our brands, cause us to incur litigation costs and divert resources and management attention.

Competition presents an ongoing threat to the performance of our business and may make it difficult for us to attract and retain users.

The online dating sector in China is highly competitive.  The market is characterized by the frequent introduction of new websites and services, short website life cycles, constantly evolving trends, rapid adoption of technological advancements, as well as price-sensitive users.  We expect competition in the online dating business in China to continue to increase because there are no substantial barriers to setting up an online dating website.  We compete directly with online dating service providers such as Baihe.com and Zhenai.com.  We also compete with portals and classifieds websites that operate online dating sub-channels, such as 163.com, Ganji.com and 58.com.  In addition, we face competition from Internet portals and social networking websites such as Sina.com.cn, Sohu.com, QQ.com, Renren.com and Kaixin001.com, including applications on wireless devices from QQ.com, WeChat and momo.  We also face competition and potential competition from overseas operators of online dating services and Internet companies that offer or seek to offer online dating services in China.

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

Many of our current and potential competitors, including overseas companies that offer or seek to offer online dating services in China, have longer operating histories, significantly greater financial, technical, marketing and other resources and larger user bases than we do.  These factors may allow our competitors to respond more quickly than we can to new or emerging technologies and changes in user requirements.  These competitors may engage in more extensive technological development efforts, undertake more far-reaching marketing campaigns and adopt more aggressive pricing policies which may allow them to build larger user bases than we have.  Our competitors may develop products or services that are equal or superior to our services or that achieve greater market acceptance than our services.  These activities could attract users away from our platforms and reduce our market share.

In addition, current and potential competitors may make strategic acquisitions or establish cooperative and, in some cases, exclusive relationships with significant companies or competitors to expand their businesses or to offer more comprehensive services.  For example, an overseas operator of online dating services acquired a minority stake in one of our competitors based in the PRC.  To the extent these competitors or potential competitors establish exclusive relationships with major portals, search engines and Internet service providers, our ability to reach potential users may be restricted.  Any of these competitors could cause us difficulty in attracting and retaining users and could jeopardize our existing relationships with portals, search engines and other web properties.

If we fail to keep pace with rapid technological change, our competitive position will suffer.

We operate in a market characterized by rapidly changing technologies, evolving industry standards, new product and service announcements, product enhancements and changing user demands.  Accordingly, our performance will depend on our ability to adapt to these rapidly changing technologies and industry standards, and our ability to continually improve the speed, performance, features, ease of use and reliability of our services in response to both evolving demands of the marketplace and competitive services.  There may be occasions when we may not be as responsive as our competitors in adapting our services to changing industry standards and the needs of our users.  Our industry has been subject to constant innovation and competition.  Historically, new features may be introduced by one competitor, and if they are perceived as attractive to users, they are often copied later by others.  Over the past several years, such new feature introductions in the industry have included instant messaging, message boards, e-cards, virtual gifts, personality profiles and mobile content delivery.  In addition, the number of people who access the Internet through devices other than desktop and laptop computers, including mobile telephones, tablet computers and other handheld computing devices, has increased dramatically in the past few years, and we expect this growth to continue. Such growth can affect our results of operations as our cost of revenues increases in part due to such users paying for our services through telecommunication operators.  Payments through telecommunication operators result in an increase of the commissions that we pay to our WVAS partners because our WVAS partners charge a higher commission compared to online banking and online payment providers.

Introducing new technologies into our systems involves numerous technical challenges, substantial amounts of capital and personnel resources and often takes many months to complete.  For example, the lower resolution, functionality and memory currently associated with mobile devices may make the use of our services through such mobile devices more difficult and impair the user experience relative to access via desktop and laptop computers.  We intend to continue to devote resources to the development of additional technologies and services.  We may not be able to effectively integrate new technologies on a timely basis or at all, which may decrease user satisfaction with our online dating services.  Such technologies, even if integrated, may not function as expected or may be unable to attract and retain a substantial number of mobile device users to our online dating services.  We also may not be able to protect such technology from being used by our competitors.  Our failure to keep pace with rapid technological changes could have a material and adverse effect on our business.

If we were to lose the services of our founder and non-executive co-chairman of our board of directors, Ms. Haiyan Gong, our business could be disrupted and our business prospects could be adversely affected.

Our founder and non-executive co-chairman of our board of directors, Ms. Haiyan Gong, has played an important role in the growth and development of our business since its inception.  To date, we have relied heavily on her expertise in our business operations, relationships with our employees and business partners and reputation in the online dating industry.  Although Ms. Gong resigned as our co-chief executive officer in December 2012, she continues to be involved in the formulation of our overall business strategies as a non-executive co-chairman of our board of directors and a consultant.  If Ms. Gong becomes unable or unwilling to continue to be involved with our company, we may not be able to find a suitable replacement.  In addition, if she joins a competitor or forms a competing business, it could severely disrupt our business and negatively affect our financial condition and results of operations.  Although Ms. Gong has entered into a non-competition agreement with us wherein she is subject to certain non-competition restrictions during and for a period of two years after termination of her employment with us, we cannot assure you that such non-competition restrictions will be effective or enforceable under PRC law.  Moreover, even if a complete separation of Ms. Gong from our company did not have any actual impact on our operations and the growth of our business, it could create the perception among investors or the marketplace that her departure may severely damage our business and operations and negatively affect investor confidence in us, which may cause the market price of our ADSs to decline.  We do not maintain key-person insurance on Ms. Gong.

If we are unable to attract, retain and motivate key personnel or hire qualified personnel, or if such personnel do not work well together, our growth prospects and profitability will be harmed.

Our performance is largely dependent on the talents and efforts of highly skilled individuals.  As certain members of management left in 2012, we have recently recruited several members of our management, some of whom have limited experience in the online dating industry.  As members of our management have only worked together as a team for a limited time, there are inherent risks in the management of our company with respect to decision-making, business direction, product development and strategic relationships.  In the event that the members of our management team are unable to work well together or agree on operating principles, business direction or business transactions or are unable to provide cohesive leadership, our business could be harmed and one or more of those individuals may discontinue their service to our company forcing us to find a suitable replacement.  The loss of any of our management or key personnel could seriously harm our business.

Competition in our industry for personnel is intense, and we are aware that our competitors have directly targeted our employees and that there are former employees of ours currently working for our competitors.  While we have entered into non-competition agreements with our executive officers and many of our non-executive employees, we cannot assure you that the non-competition restrictions in these agreements will be effective or enforceable under PRC law.  We also do not maintain key-person insurance policies on our executive officers.  The incentives to attract, retain and motivate employees provided by our option grants or by future arrangements, such as cash bonuses, may not be as effective as they have been in the past.  If we do not succeed in attracting necessary personnel or retaining and motivating existing personnel, we may be unable to grow effectively. In addition, if any of our management or employees joins a competitor or forms a competing company, we may lose know-how, clients and key professionals and staff members.

We have re-priced, and may continue to re-price, our outstanding stock options granted to our directors and employees, any of which may result in increased share-based compensation expenses.

In July 2012, in order to help retain key personnel under then-current market conditions, our board of directors approved the amendment of certain option awards granted under our 2007 Amended and Restated Share Incentive Plan. We cancelled and replaced the awards with awards that have a lower exercise price and fewer underlying shares. As the trading price of our ADSs fluctuates, we cannot assure you that we will not continue to reduce the exercise price of our outstanding options granted under the existing equity incentive plan or other equity incentive plans that may be adopted in the future. Should we reduce the exercise price of our outstanding options, our share-based compensation expenses may increase and our operating results may be adversely affected.

Our inability to effectively manage our growth could materially and adversely affect our profitability.

We have recently experienced a period of rapid growth and expansion.  The growth and expansion of our business and services place a continuous significant strain on our management, operational and financial resources.  We are required to manage multiple relationships with various strategic associates, technology licensors, users and other third parties.  In the event of further growth of our operations or in the number of our third-party relationships, our computer systems or procedures may not be adequate to support our operations and our management may not be able to manage this growth effectively.  To effectively manage our growth, we must continue to implement and improve our operational, financial and management information systems and to expand, train and manage our employee base.  If we fail to do so, our management, operational and financial resources could be overstrained and adversely impacted.

Our business depends on our server and network hardware and software and our ability to obtain network capacity; if our current systems safeguards are unable to prevent an interruption in the availability of our services, our reputation and brand may be adversely affected and our net revenue may be reduced.

The performance of our server and networking hardware and software infrastructure is critical to our business and reputation, to our ability to attract visitors and users to our platforms, to convert users into paying users and to retain paying users.  An unexpected or substantial increase in the use of our platforms could strain the capacity of our systems, which could lead to a slower response time or systems failures.  We have in the past experienced delays due to hacking activities, including an incident in 2009 which caused our Jiayuan.com online dating platform to be temporarily unavailable for less than a day but resulted in no material loss to us.  Any future slowdowns or systems failures could adversely affect the speed and responsiveness of our platforms and would diminish the experience for our visitors and users.  We face risks related to our ability to scale up to our expected user levels while maintaining superior performance.  If the usage of our platforms substantially increases, we may need to purchase additional servers and networking equipment and services to maintain adequate data transmission speeds, the availability of which may be limited or the cost of which may be significant.  Any systems failure that causes an interruption in service or a decrease in the responsiveness of our platforms could reduce traffic on our platforms and, if sustained or repeated, could impair our reputation and the attractiveness of our brands as well as reduce net revenue and negatively impact our operating results.

Furthermore, we rely on many different hardware systems and software applications, some of which have been developed internally.  If these hardware systems or software applications fail, it would adversely affect our ability to provide our services.  If we are unable to protect our data from loss or electronic or magnetic corruption, or if we receive a significant unexpected increase in usage and are not able to rapidly expand our transaction-processing systems and network infrastructure without any systems interruptions, it could seriously harm our business and reputation.  We have experienced occasional systems interruptions in the past, and we cannot assure you that we will not experience similar or more serious interruptions in the future.  From time to time, our company and our platforms have been subject to delays and interruptions due to software viruses, or variants thereof, such as internet worms.  To date, we have not experienced delays or systems interruptions that have had a material impact on our business.

In addition, while we have backup systems in place, we do not have disaster recovery systems and in the event of a catastrophic failure involving our platforms, we may be unable to serve our web traffic for a significant period of time.  Our business is therefore susceptible to earthquakes and other catastrophic events, including acts of terrorism.  Our servers operate from two sites in close proximity to one another in Beijing and the absence of a redundant network in a different location could exacerbate this disruption.  Any systems failure, including network, software or hardware failure, that causes an interruption in the delivery of our platforms and services or a decrease in responsiveness of our platforms would result in reduced visitor traffic, reduced net revenue and would adversely affect our reputation and brands.

We rely on third-party advertising service providers and their failure or unwillingness to effectively provide services to us could harm us by increasing our costs and reducing our operating margins.

We rely on third-party advertising service providers, such as Baidu, that help market our services.  Any failure of these third parties to provide their services could significantly harm our business.  The steps we take to improve the marketing of our services will increase our cost and reduce our operating margins and may not be successful.  Furthermore, any financial or other difficulties these providers face, the nature and extent of which we cannot predict, may adversely affect our business.  Except for certain rights in our contracts with these third-party service providers, we exercise little or no control over them, which increases our vulnerability to problems with the services that they provide.

We are required to estimate a portion of our reported revenues and cost of revenues at period-end, which may require adjustments once we receive billing statements from WVAS partners, which may require subsequent adjustments to our financial statements.

We do not directly bill our users that elect to pay for our online services through their telecommunication operators.  Instead, we depend on wireless value-added services, or WVAS, partners, to record the sales volume, bill our users, collect payments from the Internet and telecommunication operators and remit to us our portion of the revenues.  In the years ended December 31, 2010, 2011 and 2012, revenue remitted from WVAS partners accounted for approximately 19.7%, 20.6% and 30.0%, respectively, of our online revenues.

Due to our past experience with the timing of receipt of the monthly statements provided by our WVAS partners, we rely on our own internal estimates for the portion of our reported revenues and cost of revenues attributable to our WVAS partners and are required to make adjustments when we actually receive the monthly billing statements from these partners if such statements are materially different from our estimates.  Historically, there have been no significant differences between our estimates and our WVAS partners’ billing statements.  To the extent that our WVAS partners require longer periods of time to send us monthly billing statements, we may not be able to make any adjustment prior to releasing our period-end results and we cannot assure you that any adjustment which we subsequently make would not be material.

Furthermore, our WVAS partners collect user fees from telecommunication operators, such as China Mobile, China Unicom and China Telecom.  Our WVAS partners’ relationships with these telecommunication operators could in turn impact our business.  Any loss or deterioration of our WVAS partners’ relationships with telecommunication operators may affect our ability to collect fees from our users, which would have an adverse effect on our cash flows and any write-off of receivables would affect our results of operations.

If we fail to develop or maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.  As a result, current and potential shareholders could lose confidence in our financial reporting, which would harm the value of our ADSs.

Prior to our initial public offering in May 2011, we had been a private company with a short operating history and limited accounting personnel with U.S. GAAP experience and other resources with which to address our internal control and procedures over financial reporting. Accordingly, we identified a material weakness in our internal control over financial reporting, as defined in AU325, Communicating Internal Control Related Matters Identified in an Audit, of the PCAOB Standard and Related Rules, as of December 31, 2010 and 2011. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified related to the lack of sufficient accounting personnel with knowledge to perform period-end reporting procedures under U.S. GAAP, to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP.

Management performed an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2012 in accordance with Section 404 of the U.S. Sarbanes-Oxley Act of 2002 and the related rules as promulgated by the SEC and report to our board of directors that the material weakness identified as of December 31, 2010 and 2011 continued to exist as of December 31, 2012, as defined in PCAOB Auditing Standard No. 5, An Audit of Internal Control Over Financial Reporting That Is Integrated With An Audit of Financial Statements.

We have undertaken certain remedial measures and will continue to take additional remedial measures to improve our internal control over financial reporting and disclosure controls. For details on these initiatives, please see “Item 15. Controls and Procedures — Changes in Internal Control over Financial Reporting.” However, the implementation of these measures may not fully address the material weakness in our internal control over financial reporting.  In addition, the process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that satisfies our reporting obligations.  Our failure to remediate the material weakness or our failure to discover and address any other material weaknesses or deficiencies may result in inaccuracies in our financial statements or delay in the preparation of our financial statements.  As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected.  Ineffective internal control over financial reporting could also expose us to increased risk of fraud or misappropriations of corporate assets and subject us to potential delisting from the stock exchange on which our ADSs are listed, regulatory investigations or civil or criminal sanctions.

Future strategic alliances or acquisitions may have a material and adverse effect on our business, reputation and results of operations.

We have in the past and may in the future enter into strategic alliances with various third parties.  Strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the counterparty and an increase in expenses incurred in establishing new strategic alliances, any of which may materially and adversely affect our business.  We may have little ability to control or monitor their actions and to the extent strategic third parties suffer negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with such third parties.

In addition, if we become aware of appropriate opportunities, we may acquire additional assets, technologies or businesses that are complementary to our existing business, such as our acquisition of certain assets of Beijing Juedui100 Network Technologies Ltd., or Beijing Juedui100.  Future acquisitions and the subsequent integration of new assets and businesses into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations.  Acquired assets or businesses may not generate the financial results we expect.  In addition, acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the incurrence of debt, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business.  Moreover, the costs of identifying and consummating acquisitions may be significant.  In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from the government authorities in the PRC for the acquisitions and comply with applicable PRC laws and regulations, which could result in increased costs and delays.

If we are unable to protect our Internet domain names or proprietary rights upon which our business relies or to avoid claims that we infringe upon the proprietary rights of others, our profitability may be materially and adversely affected.

We regard substantial elements of our platforms and the underlying technology as proprietary, and attempt to protect them by relying on copyright, service mark, trademark and trade secret laws as well as restrictions on disclosure, transferring title and other methods.  Contracts with our employees and consultants generally contain confidentiality provisions, and we generally seek to control access to and the distribution of our technology, documentation and other proprietary information.  We also enter into agreements with key employees and officers, pursuant to which our key employees and officers assign to us the intellectual property rights in works generated by them as a result of their employment duties or from our resources while they are employed by us.  Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our proprietary information without authorization, or to develop similar or superior technology independently.  Copyright, service mark, trademark and trade secret protection may not be effective and policing unauthorized use of our proprietary information is difficult.  Any such misappropriation or development of similar or superior technology by third parties could adversely impact our profitability and our future financial results.

We believe that our platforms, services and other proprietary technologies do not infringe upon the rights of third parties.  However, there can be no assurance that our business activities do not and will not infringe upon the proprietary rights of others, or that other parties will not assert infringement claims against us.  From time to time and in the ordinary course of business, we have been, and expect to continue to be, subject to claims of alleged infringement of the copyrights, service marks and other intellectual property rights of third parties.  Although such claims have not resulted in any significant litigation or had a material adverse effect on our business to date, any such claims and resultant litigation might subject us to temporary injunctive restrictions on the use of our services or brand names and could result in significant liability for damages for intellectual property infringement, require us to enter into royalty agreements, or restrict us from using infringing software, services, trademarks or technologies in the future.  Even if not meritorious, such litigation could be time-consuming and expensive and could result in the diversion of management’s time and attention away from our day-to-day business.

We currently hold various domain names relating to our brands and in the future may acquire new web domain names.  The regulation of domain names in China and in foreign countries is subject to change.  Governing bodies may establish additional top level domains, appoint additional domain name registrars or modify the requirements for holding domain names.  As a result, we may be unable to acquire or maintain relevant domain names.  Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights are unclear.  We may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our existing trademarks and other proprietary rights or those we may seek to acquire.  Any such inability to protect ourselves could cause us to lose a significant portion of our users to our competitors.

We may face potential liability, loss of users and damage to our reputation for any failure or alleged failure to protect the confidential information of our users.

Our user database holds confidential information concerning our users.  We may be unable to prevent third parties, such as hackers or criminal organizations, from stealing information provided by our users to us through our platforms.  Confidential information of our users may also be misappropriated or inadvertently disclosed through employee misconduct or mistake.  We may also in the future be required to disclose to government authorities certain confidential information concerning our users.

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

•                  the introduction, development, timing, competitive pricing and market acceptance of our platforms and services and those of our competitors;

•                  the magnitude and timing of marketing initiatives and capital expenditures relating to expansion of our operations;

•                  the cost and timing of online and offline advertising and other marketing efforts;

•                  the maintenance and development of relationships with portals, search engines, Internet service providers and other web properties and other entities capable of attracting potential and paying users to our platforms;

•                  technical difficulties, systems failures, systems security breaches, or downtime of the Internet, in general, or of our services, in particular;

•                  costs related to any acquisitions or dispositions of technologies or businesses; and

•                  general economic conditions, as well as those specific to the Internet, online dating and related industries.

In addition, we experience seasonality in our businesses.  We generally experience lower user traffic and acquire fewer new users for our online dating services and hold fewer offline events during winter and the major national holidays in China, such as the Chinese New Year holidays, which fall in January or February, and the National Day holidays, which fall in the beginning of October.

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

One of our growth strategies is to expand into new services to increase our revenue base.  We intend to target identifiable groups of people who share common interests and the desire to meet other individuals with similar interests, backgrounds or traits.  We have also developed map-based search services and wireless applications which utilize location-based services to make it easier and more convenient for our users to find potential matches on our platforms.  Our planned expansion into new services will occupy our management’s time and attention and will require us to invest significant capital resources.  The results of our expansion efforts into new services are unpredictable and there is no guarantee that our efforts will have a positive effect on our revenue base.  We face many risks associated with our planned expansion into new services, including but not limited to the following possibilities:

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

Risks Relating to Our Industry

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

Our services are dependent upon the use of the Internet and telephone and broadband communications to provide high-capacity data transmission without systems downtime.  There have been instances where regional and national telecommunications outages in China have caused us, and other Internet businesses, to experience systems interruptions.  Any additional interruptions, delays or capacity problems experienced with telephone or broadband connections could adversely affect our ability to provide services to our customers.  The temporary or permanent loss of all, or a portion, of the telecommunications system could cause disruption to our business activities and result in a loss of revenue.  Additionally, the telecommunications industry in China is subject to strict regulatory control.  Changes in current regulations, which could affect our telecommunications providers, could disrupt or adversely affect the profitability of our business.

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

Our performance will depend, in part, on the continued stability of the Internet.  This includes maintenance of a reliable network backbone in China with the necessary speed, data capacity and security for providing reliable Internet services.  Internet infrastructure may be unable to support the demands placed on it if the number of Internet users continues to increase or if existing or future Internet users access the Internet more often or increase their bandwidth requirements.  In addition, viruses, worms and similar programs may harm the performance of the Internet.  We have no control over the third-party telecommunications, cable or other providers of access services to the Internet that our users rely upon.  There have been instances where regional and national telecommunications outages have caused us to experience service interruptions during which our users could not access our services. Any additional interruptions, delays or capacity problems experienced with any points of access between the Internet and our users could adversely affect our ability to provide services reliably to our users.  The temporary or permanent loss of all or a portion of our services on the Internet, the Internet infrastructure generally or our users’ ability to access the Internet could disrupt our business activities, harm our business reputation and result in a loss of revenue.  Additionally, the Internet, electronic communications and telecommunications industries are subject to national, provincial, municipal and foreign governmental regulation.  New laws and regulations governing such matters could be enacted or amendments may be made to existing regulations at any time that could adversely impact our services.  Any such new laws, regulations or amendments to existing regulations could disrupt or adversely affect the profitability of our business.

We may be liable as a result of information retrieved from or transmitted over the Internet.

We may be sued for defamation, negligence, copyright or trademark infringement, invasion of privacy or personal injury, or under other legal theories, relating to information that is published or made available through our platform and the other sites linked to it .  These types of claims have been brought, sometimes successfully, against online services in the past.  We also offer various messaging services, which may subject us to potential risks, such as liabilities or claims resulting from unsolicited messages, or spamming, lost or misdirected messages, security breaches, illegal or fraudulent use of personal information or interruptions or delays in the delivery of messages.  We do not have insurance coverage of these types of claims.  In addition, we could incur significant costs in investigating and defending such claims, even if we ultimately are not held liable.  If any of these events occurs, our revenues could be materially and adversely affected or we could incur significant additional expense, and the market price of our ADSs may decline.

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

Under the Regulations for the Administration of Foreign-invested Telecommunications Enterprises, or the FITE Regulations, foreign ownership of companies that provide value-added telecommunication services, including online dating services, is limited to 50%.  In addition, foreign enterprises and wholly foreign-owned enterprises are currently not able to apply for the licenses required to operate online dating services in China.  Since we are a Cayman Islands exempted company and therefore are a foreign enterprise under PRC law, neither we nor our PRC subsidiaries are eligible to hold a license to operate online dating services in China.  In order to comply with the foreign ownership restrictions, we operate our online businesses in China through Shanghai Huaqianshu Information Technology Co., Ltd., or Shanghai Huaqianshu, Beijing Huaqianshu Information Technology Co., Ltd., or Beijing Huaqianshu, Beijing Aizhenxin Information Technology Co., Ltd., or Beijing Aizhenxin, and Beijing Shiji Xique Information Technology Co., Ltd., or Xique, each of which is wholly owned by individual shareholders all of whom are PRC citizens.  Our PRC operating companies hold the licenses and approvals that are required to operate our online businesses and Miyuan (Shanghai) Information Technology Co., Ltd., or Shanghai Miyuan, or Beijing Miyuan Information Technology Co., Ltd., or Beijing Miyuan, as the case may be, has entered into a series of contractual arrangements with our PRC operating companies and/or their respective shareholders.  As a result of these contractual arrangements, we are considered the primary beneficiary of our PRC operating companies and their subsidiaries and consolidate the results of operations of our PRC operating companies and their subsidiaries in our financial statements.  For a description of these contractual arrangements, see “Item 4.  Information on the Company — C. Organizational Structure.”

In July 2006, the Ministry of Information Industry, or MII, issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunication Services, or the MII Circular 2006.  According to the MII Circular 2006, a domestic company that holds a telecommunications value-added services operation license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China, and any domain name or registered trademark used in value-added telecommunication business operations should be directly owned by the telecommunication business operator or its shareholders.  The MII Circular 2006 also provides that the operational site and facilities of a value-added telecom carrier must be within the scope prescribed by the operating licenses obtained by the carrier and must correspond to the value-added telecom services that the carrier has been approved to provide.  Value-added telecom carriers are also required to establish or improve measures to ensure network security.  As to the companies which have obtained the operating licenses for value-added telecom services, they are required to conduct a self-examination and self-correction according to the above requirements and report the results of such self-examination and self-correction to the provincial branches of the MII.  As some of the trademarks that we use in our operations are not owned by our PRC operating companies or their shareholders, we may be in violation of the provisions of the MII Circular 2006.  As a result, we may be subject to various penalties, including fines and the discontinuation of, or restrictions on, our operations.

In addition, in October 1998, the PRC State Council promulgated the Provisional Regulations for the Registration Administration of Privately Funded Non-enterprise Institutions, or the Privately Funded Non-enterprise Institutions Regulation. According to the Privately Funded Non-enterprise Institutions Regulation, privately funded non-enterprise institutions may not engage in profit-making business operations, and lawful income accrued from their activities can only be used for business operations prescribed by their articles of association.  We have established a privately funded non-enterprise entity under the supervision of the Shanghai Yangpu District Bureau of Civil Affairs, Shanghai Shiji Jiayuan  Matchmaking Service Center, or Jiayuan Shanghai Center, whose business scope includes marriage agency services, through which we operate some of our VIP services.  Jiayuan Shanghai Center has entered into a series of contractual arrangements with Shanghai Miyuan pursuant to which Jiayuan Shanghai Center agreed to pay service fees equal to a certain percentage of Jiayuan Shanghai Center’s annual revenues to Shanghai Miyuan in exchange for technology services from Shanghai Miyuan.  See “Our History and Corporate Structure.”

In August 2011, the Ministry of Commerce, or MOFCOM, promulgated the Rules of the Ministry of Commerce on the Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Rules, to implement the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011, or Circular No. 6. The MOFCOM Security Review Rules came into effect on September 1, 2011 and replaced the Interim Provisions of the Ministry of Commerce on Matters Relating to the Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by MOFCOM in March 2011. According to these circulars and rules, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises having “national security” concerns. In addition, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to the security review, MOFCOM will look into the substance and actual impact of the transaction. The MOFCOM Security Review Rules further prohibit foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that our online dating business falls into the scope subject to the security review, and there is no requirement for foreign investors in those mergers and acquisitions transactions already completed prior to the promulgation of Circular No. 6 to submit such transactions to MOFCOM for security review. As we have already obtained the “de facto control” over our variable interest entities, or VIEs, prior to the effectiveness of these circulars and rules and our current businesses do not raise “national defense and security” or “national security” concerns, we do not believe we are required to submit our existing contractual arrangement to MOFCOM for security review. However, as these circulars and rules are relatively new and there is a lack of clear statutory interpretation on the implementation of the same, there is no assurance that MOFCOM will have the same view as we do when applying these national security review-related circulars and rules.

In the opinion of Zhong Lun Law Firm, our PRC legal counsel, (i) the corporate structure of our company, our PRC subsidiaries, our PRC operating companies and Jiayuan Shanghai Center are in compliance with existing PRC laws and regulations, and (ii) the contractual arrangements between Shanghai Miyuan or Beijing Miyuan, as the case may be, on the one hand, and our PRC operating companies and/or their shareholders and/or Jiayuan Shanghai Center, on the other hand, are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect.  However, our PRC legal counsel has further advised us that substantial uncertainties still exist as to how the FITE Regulations, MII Circular 2006 and Privately Funded Non-enterprise Institutions Regulation will be interpreted and implemented by the PRC authorities and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the FITE Regulations, MII Circular 2006 and Privately Funded Non-enterprise Institutions Regulation. In or around September 2011, various media sources reported that the China Securities Regulatory Commission, or the CSRC, had prepared a report proposing pre-approval by a competent central government authority of offshore listings by China-based companies with variable interest entity structures, such as ours, that operate in industry sectors subject to foreign investment restrictions. However, it is unclear whether the CSRC officially issued or submitted such a report to a higher level government authority or what any such report provides, or whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or what they would provide.  If the Ministry of Industry and Information Technology, or MIIT, the successor of MII, the Ministry of Civil Affairs, the CSRC, or another PRC regulatory agency subsequently takes a view contrary to ours or if we, our PRC subsidiaries, or any of our PRC operating companies and Jiayuan Shanghai Center are found to have violated any existing or future PRC laws or regulations, or our corporate structure is found to be in violation with any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

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

We rely on contractual arrangements with our PRC operating companies and their shareholders and Jiayuan Shanghai Center to operate our business.  These contractual arrangements may not be as effective as direct ownership in providing us with control over our PRC operating companies and Jiayuan Shanghai Center and their subsidiaries.  Direct ownership would allow us, for example, to directly or indirectly exercise our rights as a shareholder to effect changes in the boards of directors of our PRC operating companies, which, in turn, could effect changes, subject to any applicable fiduciary obligations, at the management level.  However, under the current contractual arrangements, as a legal matter, if any of our PRC operating companies, any of their shareholders or Jiayuan Shanghai Center fails to perform its, his or her respective obligations under these contractual arrangements, we may have to incur substantial costs and expend significant resources to enforce those arrangements and rely on legal remedies under PRC law.  These remedies may include seeking specific performance or injunctive relief and claiming damages, any of which may not be effective.

Under the equity pledge agreements described in “Item 4.  Information on the Company — C. Organizational Structure — Contractual Arrangements with Shanghai Huaqianshu, Beijing Huaqianshu, Beijing Aizhenxin, Xique and their Respective Shareholders and Jiayuan Shanghai Center,” the shareholders of Shanghai Huaqianshu, Beijing Huaqianshu and Xique have pledged their respective equity interests in Shanghai Huaqianshu, Beijing Huaqianshu and Xique to Shanghai Miyuan while the shareholders of Beijing Aizhenxin have pledged their equity interests in Beijing Aizhenxin to Beijing Miyuan.  According to the PRC Property Rights Law, which became effective on October 1, 2007, a pledge is created only when such pledge is registered with the relevant office of the administration for industry and commerce.  We have completed the registration of the equity pledge by the shareholders of Shanghai Huaqianshu with the relevant office of the administration of industry and commerce.  We are still in the process of completing the registration of the equity pledges by the shareholders of Beijing Huaqianshu, Beijing Aizhenxin and Xique with the relevant office of the Administration of Industry and Commerce.

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

We conduct substantially all of our operations, and generate substantially all of our revenues, through our PRC operating companies and Jiayuan Shanghai Center.  Our control over our PRC operating companies is based upon contractual arrangements with our PRC operating companies and their shareholders, which provide us with the substantial ability to control our PRC operating companies.  The interests of these shareholders may potentially conflict with ours, and these shareholders may breach their contracts with us or cause such contracts to be amended in a manner contrary to the interest of our company if they believe such action furthers their own interest or if they otherwise act in bad faith.  If the shareholders of our PRC operating companies breach their contracts with us or otherwise have disputes with us, we may have to initiate legal proceedings, which involve significant uncertainty.  Such disputes and proceedings may significantly disrupt our business operations, adversely affect our ability to control our PRC operating companies and otherwise result in negative publicity, and we cannot assure you that the outcome of such disputes and proceedings will be in our favor.

Our arrangements with our PRC operating companies and Jiayuan Shanghai Center may be reviewed by the PRC tax authorities for transfer pricing adjustments and subject us to material adverse tax consequences as well as penalties for the under-payment of taxes.

We could face material adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between Shanghai Miyuan or Beijing Miyuan, as the case may be, and our PRC operating companies and Jiayuan Shanghai Center were not entered into based on arm’s length negotiations.  Although we based our contractual arrangements on those of similar businesses, if the PRC tax authorities determine that these contracts were not entered into on an arm’s length basis, they may adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment.  A transfer pricing adjustment could adversely affect us by increasing our PRC operating companies’ and Jiayuan Shanghai Center’s tax liabilities without reducing Shanghai Miyuan’s and Beijing Miyuan’s tax liabilities, which could further result in late payment fees and other penalties to our PRC operating companies for the under-payment of taxes.  As a result, any transfer pricing adjustment could materially adversely affect our financial condition and results of operations.

Our holding company structure may restrict our ability to receive dividends from, or transfer funds to, our PRC subsidiaries, which could restrict our ability to act in response to changing market conditions and reallocate funds among our Chinese entities in a timely manner.

We are a Cayman Islands holding company and conduct substantially all of our operations through our PRC operating companies and Jiayuan Shanghai Center.  We may rely on dividends and other distributions on equity by our PRC subsidiaries for our cash requirements, including the funds to pay dividends on the ordinary shares underlying our ADSs and to service any debt we may incur or financing we may need for our operations.  If any of our PRC subsidiaries incurs its own debt in the future, the instruments governing the debt may restrict such PRC subsidiary’s ability to pay dividends or make other distributions to Jiayuan Hong Kong and to us.  Furthermore, under PRC laws and regulations, each PRC subsidiary is only permitted to pay dividends out of its retained earnings, if any, determined in accordance with PRC accounting standards and regulations.  Under PRC law, each PRC subsidiary is also required to set aside at least 10% of its after-tax profit (calculated based on PRC accounting standards) each year to its general reserves until the cumulative amount of such reserves reaches 50% of its registered capital.  These reserves are not distributable as cash dividends, loans or advances.  Each PRC subsidiary may also allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds, which may not be distributed to us.  Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.  Most of our assets are held by, and substantially all of our earnings and cash flows are attributable to, our PRC operating companies and  Jiayuan Shanghai Center, which in turn transfer the economic benefit to our PRC subsidiaries through contractual arrangements.  If earnings from our PRC subsidiaries were to decline, our earnings and cash flow would be materially adversely affected.  Our cash flows are principally derived from dividends paid to us by our PRC subsidiaries.  As a result, our ability to distribute dividends largely depends on earnings from our PRC subsidiaries and their ability to pay dividends out of those earnings. We cannot assure you that our PRC subsidiaries will generate sufficient earnings and cash flows in the near future to make up the historical accumulated losses and pay dividends or otherwise distribute sufficient funds to enable us to meet our obligations, pay interest and expenses or declare dividends.  Any limitation on the ability of our PRC subsidiaries to transfer funds to us as dividends, loans or advances could materially adversely limit our ability to grow, make investments or acquisitions that could benefit our businesses, pay debt or dividends, and otherwise fund and conduct our business.

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

In the course of using our online dating services, some virtual assets, such as virtual currencies and virtual gifts, can be acquired. In practice, virtual assets can be lost for various reasons, such as data loss caused by delay of network service, by a network crash, or by hacking activities.  There are currently no PRC laws or regulations governing property rights of virtual assets.  As a result, it is unclear who the legal owner of virtual assets is and whether the ownership of virtual assets is protected by law.  In addition, it is unclear under PRC law whether an operator of online services such as us would have any liability (whether in contract, tort or otherwise) for any loss of such virtual assets by users.  Based on several judgments in the online gaming industry, PRC courts have generally required the game operators to provide well-developed security systems to protect virtual assets owned by game players.  In some cases, courts have issued judgments in favor of users and required the game operator to restore the virtual assets and to pay the users for damages.  Such requirements may also be held to be applicable to other online operators, such as ourselves.  In the event of a loss of virtual assets, we may be sued by users and may be held liable for damages.

The laws and regulations governing the online dating industry and other related business in China are evolving and subject to substantial uncertainties and future changes and we may fail to obtain or maintain all applicable permits and approvals, subjecting us to severe penalties.

As the online dating industry is at an early stage of development in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and address new issues that arise.  In addition, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to the online dating industry.  We cannot assure you that we will be able to obtain on a timely basis, or at all, required licenses or any other new license required in the future.  We cannot assure you that we will not be found in violation of any current PRC laws or regulations should their interpretations change, or that we will not be found in violation of any future PRC laws or regulations.  For example, the General Office of the State Council issued a rule in December 1994 pursuant to which no marriage agency or individual is permitted to engage in international marriage agency services.  We believe that this rule does not apply to our online dating services, but since the interpretation and application of this rule is unclear, there is no assurance that the relevant regulatory agencies will not interpret this rule to apply to online dating.  In addition, to the extent PRC regulatory authorities find our platforms objectionable, they may impose penalties on us, including revoking our operating licenses or suspending or shutting down our online operations, which would materially and adversely affect our business, results of operations and reputation.

Furthermore, we have provided offline VIP services to certain of our clients through Shanghai Huaqianshu and its Beijing branch, Beijing Huaqianshu and Jiayuan Shanghai Center in China, which may be deemed to be a type of marriage agency service.  As China has not adopted a comprehensive and specific regulatory framework governing marriage agency services, there are substantial uncertainties regarding the interpretation and implementation of the relevant laws and regulations, especially by the local authorities in different areas, and no assurance can be given that we will not be found in violation such laws and regulations.  For example, the business scope of Shanghai Huaqianshu’s Beijing branch and Beijing Huaqianshu includes “marriage agency services,” while the relevant Shanghai governmental authority did not accept our application for inclusion of “marriage agency services” in the business scope of Shanghai Huaqianshu.  If the relevant governmental authorities in Shanghai determine that Shanghai Huaqianshu has provided marriage agency services without a proper business license, we may be subject to various administrative penalties, including suspension of marriage agency services by Shanghai Huaqianshu, fines or confiscation of illegal gains.  To date, we have not received any notices from the competent governmental authorities in Shanghai threatening to impose penalties on us and we have successfully passed all annual inspections.  To further comply with the relevant laws and regulations, we have established Jiayuan Shanghai Center, through which we provide our VIP services in Shanghai previously provided by Shanghai Huaqianshu.  However, there are still some outstanding VIP services contracts of Shanghai Huaqianshu, which we expect to transfer to Beijing Huaqianshu in 2013. Although we believe the risks that we will be penalized by the competent governmental authorities in Shanghai are remote, there is no assurance that the relevant authorities will not impose penalties on us in the future and we will not be found in violation of any other current PRC laws or regulations should their interpretations change. In addition, on October 30, 2012, Beijing Aizhenxin launched our new website, izhenxin.com, a new dating website and is now in the process of applying for an ICP License for its value-added telecommunications business in connection with the new website.  Beijing Huaqianshu is also in the process of amending its ICP License for its operation of our newly acquired website juedui100.com.  We cannot assure you that each of Beijing Aizhenxin and Beijing Huaqianshu will be able to obtain its ICP License or update its ICP License in a timely manner or at all.  If either Beijing Aizhenxin or Beijing Huaqianshu fails to obtain such license, the relevant PRC authority may among other things, levy fines against us, confiscate our income, order us to cease certain content service, or require us to temporarily or permanently discontinue the affected portion of our business, which could adversely affect our business.

Our operations may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet-related businesses and companies.

The PRC government extensively regulates the Internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the Internet industry.  These Internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty.  As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.  Issues, risks and uncertainties relating to PRC regulation of the Internet business include, but are not limited to, the following:

•                  Pursuant to the Administrative Provisions on Internet Audio-Visual Program Service, or the Audio/Visual Program Provisions, and other applicable laws and regulations, online transmission of audio and video programs requires an Internet audio/visual program transmission license and the online audio/visual service providers must be either wholly state-owned or state-controlled.  The audio/visual content we currently provide is mainly self-introductory video clips of our users and video clips of relationship experts and Jiayuan-related news and we do not believe these video clips are audio/visual programs defined in the Audio/Visual Program Provisions and therefore the above license requirements may not apply to us.  We have not received notices from any regulator threatening to suspend the service we provided due to the lack of this license.  We did not receive benefits directly from this service either.  However, the interpretation and application of the Audio/Visual Program Provisions remain unclear and there can be no assurance that the State Administration of Radio, Film and Television or its local branches will not take a view that is contrary to ours.  If we are deemed to have violated the Audio/Visual Program Provisions by the relevant regulatory government authorities, we may be required to remove all relevant video clips on our platform, to cease dissemination of such video clips and subject to administrative fines.

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

Risks Relating to Doing Business in China

Changes in economic and political policies of the PRC government could materially adversely affect the overall economic growth of China, which could adversely affect our business.

Substantially all of our business operations are conducted in China.  Accordingly, our business, results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China.  Due to the global financial crisis, the growth of the Chinese economy also slowed down in the second half of 2008 and early 2009.  While the effect of the global economic crisis subsided through 2010, the growth of the Chinese economy slowed down again in the second half of 2011 and in 2012.  There is uncertainty with respect to the Chinese economy for 2013 and beyond.  Any prolonged slowdown in the Chinese economy, in particular the online social network or online dating industry, could negatively impact our business, operating results and financial condition in a number of ways.  For example, our users may decrease spending on our services, while we may have difficulty expanding our user base fast enough, or at all, to offset the impact of decreased spending by our existing users.

Although the Chinese economy is no longer a planned economy, the PRC government continues to exercise significant control over China’s economic growth through direct allocation of resources, monetary and tax policies, and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors, control the exchange between RMB and foreign currencies, and regulate the growth of the general or specific market.  The level of government involvement has been instrumental in China’s significant growth in the past 30 years.  If the PRC government’s current or future policies fail to help the Chinese economy achieve further growth or otherwise negatively affect our business, our growth rate or strategy, our results of operations could be adversely affected as a result.

Our business benefits from certain government tax preferential treatment and incentives.  Expiration, reduction or discontinuation of, or changes to, these incentives will increase our tax burden and reduce our net income.

Prior to January 1, 2008, under applicable PRC tax laws, companies established in China were generally subject to an enterprise income tax, or EIT, at the statutory rate of 33%.  However, certain types of foreign-invested enterprises and high or new-technology enterprises located in certain specified high-tech zones were entitled to preferential tax treatment.  In March 2007, the National People’s Congress enacted the Enterprise Income Tax Law, or the EIT Law, and in December 2007, the State Council promulgated the implementing rules of the EIT Law, or the Implementing Rules, both of which became effective on January 1, 2008.  The EIT Law significantly curtails tax incentives granted to foreign-invested enterprises under the previous tax law.  The EIT Law, however, (i) reduces the statutory rate of EIT from 33% to 25%, (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules, and (iii) introduces new tax incentives, subject to various qualification criteria.  In addition, the Implementing Rules permit qualified “high and new technology enterprises,” or HNTEs, to enjoy a reduced EIT rate of 15%.  The qualification criteria are significantly higher than those prescribed by the old tax rules under which we had been granted preferential treatment.  In addition, according to a circular issued by the Ministry of Finance of the PRC and the State Administration of Taxation of the PRC on February 22, 2008, “software enterprises” are entitled to an exemption from income taxes for two years beginning with their first profitable year and a 50% tax reduction to a 12.5% income tax rate for the subsequent three years.

Shanghai Huaqianshu has been deemed to qualify as an HNTE under the EIT Law for 2010, 2011 and 2012, and Shanghai Miyuan has qualified as a “software enterprise,” allowing it to be exempt from income taxes for the 2011 and 2012 fiscal years and apply a preferential tax rate of 12.5% for the 2013, 2014 and 2015 fiscal years.  Although we are in the process of applying to maintain the qualification of Shanghai Huaqianshu as a HNTE for the three years starting from 2013, we cannot assure you that Shanghai Huaqianshu will continue to qualify as a HNTE under the EIT Law or that Shanghai Miyuan will continue to qualify as a “software enterprise.”  In addition, various local governments in China have provided discretionary incentives to us.  However, these local governments may decide to reduce or eliminate these preferential tax treatments or incentives at any time. Furthermore, these local implementations of tax laws may be found to violate national laws or regulations and we may be subject to retroactive imposition of higher taxes as a result.  Any expiration, reduction, discontinuation or revocation of, or changes to, these tax incentives will increase our tax burden and reduce our net income and thus could materially and adversely affect our operating results.

Dividends we receive from our PRC subsidiaries may be subject to PRC withholding tax and we cannot assure you that we will be able to enjoy the preferential withholding tax treatment.

Under the EIT Law, and the Implementing Rules, both of which became effective on January 1, 2008, dividends generated from the business of our PRC subsidiaries after January 1, 2008 and payable to us may be subject to a withholding tax rate of 10% if the PRC tax authorities subsequently determine that we are a non-resident enterprise, unless there is a tax treaty with China that provides for a different withholding arrangement.  We are a Cayman Islands holding company and substantially all of our income may come from the dividends we received from our PRC subsidiaries through our Hong Kong subsidiary.  Under the Arrangement between Mainland China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, which became effective on January 1, 2007, income tax on dividends payable to a company resident in Hong Kong that holds more than a 25% equity interest in a PRC resident enterprise may be reduced to a rate of 5%.  However, we cannot assure you that we will be able to enjoy such preferential withholding tax treatment.  According to the Circular of the State Administration of Taxation on Printing and Issuing the Administrative Measures for Non-resident Individuals and Enterprises to Enjoy the Treatment Under Taxation Treaties, which became effective on October 1, 2009, the 5% tax rate does not automatically apply and approvals from competent local tax authorities are required before an enterprise can enjoy the relevant tax treatments relating to dividends under relevant taxation treaties.  In addition, according to the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued by the State Administration of Taxation, or the SAT, in February 2009, if the main purpose of an offshore arrangement is to obtain a preferential tax treatment, the PRC tax authorities have the discretion to adjust the preferential tax rate enjoyed by the relevant offshore entities.

We may be classified as a “resident enterprise” for PRC enterprise income tax purposes, which could result in our global income becoming subject to 25% PRC enterprise income tax.

The EIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and will generally be subject to the uniform 25% EIT rate as to their global income. Under the Implementing Rules, “de facto management bodies” is defined as substantial and overall management and control over such aspects as the production and business, personnel, accounts and properties of an enterprise.

On April 22, 2009, the SAT released the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, that sets out the standards and procedures for recognizing the location of the “de facto management bodies” of an enterprise registered outside of the PRC and funded by Chinese enterprises as controlling investors, or a Chinese Funded Enterprise.  Under SAT Circular 82, a Chinese Funded Enterprise shall be considered a resident enterprise if all of the following applies: (i) a Chinese Funded Enterprise’s major management department and personnel who are responsible for carrying out daily operations are located in the PRC; (ii) the department or the personnel who have the right to decide or approve the Chinese Funded Enterprise’s financial and human resource matters are located in the PRC; (iii) the major assets, account book, company seal and meeting minutes of the Chinese Funded Enterprise are located or stored in the PRC; and (iv) the directors or management personnel holding no less than 50% voting rights of the Chinese Funded Enterprise habitually reside in the PRC.  SAT Circular 82 explicitly provides that the above standards shall apply to the enterprises which are registered outside of the PRC and funded by Chinese enterprises as controlling investors, and therefore such standards may be cited for reference only and may not be directly adopted when considering whether our “de facto management bodies” is in the PRC or not.  Accordingly, it is still uncertain whether we may be considered a resident enterprise under the EIT Law. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiary such as income from our international operations, we will be subject to a 25% PRC enterprise income tax on our global income and such tax on our global income could significantly increase our tax burden and materially adversely affect our cash flow and profitability.

If we are classified as a “resident enterprise” for PRC enterprise income tax purposes, you may be subject to PRC withholding tax on dividends from us or to PRC income tax on gain realized on the transfer of our ADSs or ordinary shares.

Under the EIT Law and Implementing Rules, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business if the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC.  Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC unless a treaty otherwise provides.  If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ordinary shares or ADSs or preferred shares, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax.  If we are required under the EIT Law to withhold PRC income tax on dividends payable to our non-PRC investors that are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our ordinary shares or ADSs may be materially adversely affected.

Indirect transfers of equity interests in PRC resident enterprises by our non-PRC holding companies may subject us to taxation by the PRC authorities.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the SAT on December 10, 2009 with retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the competent tax authority of the PRC resident enterprise this Indirect Transfer.  Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax.  As a result, gains derived from any such Indirect Transfer may be subject to PRC tax at a rate of up to 10%.  SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

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

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China.  However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China.  In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties.  In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect.  As a result, we may not be aware of our violation of these policies and rules until some time after the violation.  In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.  We cannot predict any future development in the PRC legal system.  We may be required to procure additional permits, authorizations and approvals for our operations, which we may not be able to obtain.  Our inability to obtain such permits, authorizations or approvals may materially adversely affect our business, financial condition and results of operations.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of foreign currency out of China.  We currently receive substantially all of our revenues in Renminbi.  Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries.  The unavailability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency-denominated obligations.  Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from SAFE or its local branch is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.  The PRC government may also at its discretion restrict access to foreign currencies for current account transactions in the future.  If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.  In addition, on August 29, 2008, the SAFE promulgated Circular 142 to regulate the conversion of foreign currency into Renminbi by a foreign-invested company by restricting the use of the converted Renminbi.  Circular 142 requires that the registered capital of a foreign-invested company that has been settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless otherwise permitted in its business scope or under applicable laws and regulations.  In addition, the SAFE strengthened its oversight of the flow and use of the funds of a foreign-invested company settled in Renminbi converted from foreign currencies.  The use of such Renminbi capital may not be changed without the SAFE’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used for purposes within the company’s approved business scope.  Violations of Circular 142 will result in severe penalties, such as heavy fines.  As a result, Circular 142 may significantly limit our PRC subsidiaries’ ability to utilize the net proceeds transferred to it from our initial public offering.  We expect that if we convert the net proceeds we receive from our initial public offering into Renminbi pursuant to Circular 142, our use of Renminbi funds will be for purposes within the approved business scope of our PRC subsidiaries.  However, we may not be able to use such Renminbi funds to make equity investments in the PRC through our PRC subsidiaries.

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

SAFE has promulgated several regulations, including the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular No. 75, effective on November 1, 2005, and other related rules.  These regulations require PRC residents and PRC corporate entities to register with competent local branches of SAFE before establishing or acquiring direct or indirect interests in an offshore special purpose company, or the Offshore SPV, for the purpose of financing such Offshore SPV with assets of, or equity interests in, an enterprise in the PRC.  PRC residents and PRC corporate entities may also register with the competent local branches of SAFE after the establishment of the Offshore SPV, provided that there is no material change to the capital or equity of the Offshore SPV before completion of such registration. These regulations apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future.

SAFE Circular No. 75 applies retroactively and to direct and indirect shareholdings.  PRC residents who have established or acquired direct or indirect interests in any Offshore SPVs that have made onshore investments in the PRC in the past are required to complete the registration procedures by March 31, 2006.  Any PRC resident who is a direct or indirect shareholder of an Offshore SPV is required to update the previously filed registration with competent local branch of SAFE, with respect to the Offshore SPV, to reflect any material change.  In addition, the PRC subsidiaries of the Offshore SPV are required to urge the PRC resident shareholders to update their registration with the local branch of SAFE.  If any PRC shareholder fails to make the required registration or update the previously filed registration, the PRC subsidiaries of the Offshore SPV may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to their SPV parent, and the Offshore SPV may also be prohibited from injecting additional capital into its PRC subsidiaries.  Moreover, failure to comply with the various foreign exchange registration requirements described above could result in fines and other liabilities for such PRC subsidiaries under PRC laws.  Furthermore, the persons-in-charge and other persons at such PRC subsidiaries who are held directly liable for the violations may be subject to criminal sanctions.

We have requested PRC residents who, to our knowledge, hold direct or indirect interests in our company to make the necessary applications, filings and amendments as required under SAFE Circular No. 75 and other related rules.  Ms. Haiyan Gong, Mr. Yongqiang Qian, Mr. Xu Liu, Mr. Fuping Yu, Mr. Cheng Li and Mr. Qingjun Zhu have completed the registrations in relation to our Reorganization and their ownership changes in accordance with SAFE Circular No. 75, and they are required to update the registration or amendment registration in relation to our initial public offering.  We cannot assure you, however, that such registrations will be duly completed with the local SAFE branch.  In addition, we may not be informed of the identities of all the PRC residents holding direct or indirect interests in our company, and we cannot provide any assurances that all of our shareholders and beneficial owners who are PRC residents will comply with our request to make, obtain or update any applicable registrations or comply with SAFE Circular No. 75 or other related rules.  The failure or inability of our PRC resident shareholders to make any required registrations or comply with other requirements under SAFE Circular No. 75 and other related rules may subject such PRC residents or our PRC subsidiaries to fines and legal sanctions and may also limit our ability to contribute additional capital or provide loans to (including using the proceeds from our initial public offering) our PRC subsidiaries, limit our PRC subsidiaries’ ability to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us.

The approval of the China Securities Regulatory Commission, or the CSRC, may have been required in connection with our initial public offering under PRC regulations and, if required, we cannot assure you that we will be able to obtain such approval.

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the SAT, the State Administration for Industry and Commerce, the CSRC, and the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009.  The M&A Rules require Offshore SPVs that are controlled by PRC companies or residents and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange.  On September 21, 2006, the CSRC published a notice on its websites specifying the documents and materials that special purpose vehicles are required to submit when seeking CSRC approval for their listings outside of China.  The interpretation and application of the M&A Rules remain unclear, and our initial public offering may have required approval from the CSRC, and if it did, it is uncertain how long it will take us to obtain the approval.

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

However, our PRC legal counsel has further advised us that uncertainties still exist as to how the M&A Rules will be interpreted and implemented and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules.  If the CSRC or another PRC regulatory agency determines that prior CSRC approval was required, we may be unable to obtain a waiver of CSRC approval requirements and we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies.  These regulatory agencies may impose fines and penalties on our operations, limit our operating privileges, delay or restrict the injection of the proceeds from our initial public offering into the PRC or payment or distribution of dividends by our PRC subsidiaries, or take other actions that could materially adversely affect our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur.  In addition, if CSRC requires that we obtain its approval for our initial public offering, we may be unable to obtain a waiver of CSRC approval requirements, if and when procedures are established to obtain such a waiver.  Any uncertainties or negative publicity regarding CSRC approval requirements could have a material adverse effect on the trading price of our ADSs.

Failure to comply with PRC regulations regarding the registration of share options held by our employees who are “domestic individuals” may subject such employees or us to fines and legal or administrative sanctions.

Pursuant to the Implementation Rules of the Administrative Measures for Individual Foreign Exchange, or the Individual Foreign Exchange Rule, promulgated on January 5, 2007 by the SAFE and the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company issued by the SAFE in February 2012, or the Stock Incentive Plan Rules, which terminated the Processing Guidance on Foreign Exchange Administration of Domestic Individuals Participating in the Employee Stock Ownership Plans or Stock Option Plans of Overseas-Listed Companies issued by the SAFE in March 2007, “domestic individuals” (both PRC residents and non-PRC residents who reside in the PRC for a continuous period of not less than one year, excluding the foreign diplomatic personnel and representatives of international organizations) who are granted shares or share options by an overseas-listed company according to its stock incentive plan are required, through qualified PRC agents which could be the PRC subsidiary of such overseas-listed company, to register with the SAFE and complete certain other procedures related to the stock incentive plan.  In addition, such domestic individuals shall also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options and their purchase and sale of stocks. Our employees and consultants, who are “domestic individuals” and have been granted share options, or PRC optionees, became subject to the Stock Incentive Plan Rules when our company became an overseas listed company upon the completion of our initial public offering.  If we or our PRC optionees fail to comply with the Individual Foreign Exchange Rule and the Stock Incentive Plan Rules, we and/or our PRC optionees may be subject to fines and other legal sanctions.  We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC law.  In addition, the SAT has issued certain circulars concerning employee share options.  Under these circulars, our employees working in the PRC who exercise share options will be subject to PRC individual income tax.  Our PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options.  If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.  Furthermore, there are substantial uncertainties regarding the interpretation and implementation of the Individual Foreign Exchange Rule and the Stock Incentive Plan Rules.  See “Item 4—Information on the Company—B.  Regulation—Regulations on Stock Incentive Plan.”

We face risks of health epidemics and other disasters, which could severely disrupt our business operations.

Our business could be materially adversely affected by the outbreak of H1N1, or swine influenza, avian influenza, severe acute respiratory syndrome, or SARS, or another epidemic.  In 2009 and early 2010, there were outbreaks of swine influenza in certain regions of the world, including China.  In 2006 and 2007, there were reports on the occurrences of avian influenza in various parts of China, including a few confirmed human cases and deaths, and in early 2013, there were reports on the occurrences of a new strain of avian influenza in various parts of China, including a few confirmed human cases and deaths.  Any prolonged recurrence of swine influenza, avian influenza, SARS or other adverse public health developments in China could adversely affect economic activities in China and require the temporary closure of our offices.  Such closures could severely disrupt our business operations and adversely affect our results of operations.

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

Companies operating in China are required to participate in various government-sponsored employee benefit plans, including certain pension, housing and other welfare-oriented payment obligations.  One of our PRC operating companies, Shanghai Huaqianshu, has not fully paid the contributions to such plans, as required by applicable PRC regulations.  As of December 31, 2012, the outstanding contributions to social insurance funds and housing funds of Shanghai Huaqianshu for which we made provisions amounted to RMB3.1 million (US$0.5million).  While we believe we have made adequate provisions for such outstanding amounts in our audited financial statements, our prior failure to make payments may be in violation of applicable PRC labor-related laws and we may be subject to fines if we fail to rectify any violations within the period prescribed by the relevant authorities.  In addition, in the event that any current or former employee files a complaint with the PRC government, we may be required to make additional contributions to our employee benefit plans as well as to pay administrative fines.

According to applicable PRC regulations, employers failing to pay various government sponsored employee benefit plans in accordance with the relevant rules may be ordered to rectify violations and make the required contributions to such plans within a stipulated deadline.  If payment is not made by the stipulated deadline, employers can be assessed a late fee of 0.2% of the amount overdue per day from the original due date by the relevant authority.  Employers failing to make housing fund contributions may be ordered to rectify any such violation within a prescribed time limit.  If an employer fails to rectify a failure to pay within the prescribed time limit, fines ranging between RMB10,000 and RMB50,000 may be imposed and an application may be made to a local court for compulsory enforcement.  However, late fee charges and fines may only be imposed if the employer fails to make such payments after receipt of a written notice from the authorities.  We have not received any such written notice.

Proceedings instituted recently by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in our financial statements being determined not to be in compliance with the requirements of the Securities Exchange Act of 1934.

In December 2012, the SEC instituted administrative proceedings against five PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ work papers related to their audits of certain PRC-based companies that are publicly traded in the United States and which are the subject of certain ongoing SEC investigations. We were not and are not the subject of any SEC investigations nor are we involved in the proceedings brought by the SEC against the accounting firms. If the SEC is successful in the proceedings, it could result in the accounting firms, including our independent registered public accounting firm, losing temporarily or permanently the ability to practice before the SEC.  While we cannot predict the outcome of the SEC’s proceedings, if the accounting firms, including our independent registered public accounting firm, were denied temporarily or permanently, the ability to practice before the SEC and we are unable to find on a timely basis another registered public accounting firm which can audit and issue a report on our financial statements, our financial statements could be determined not to be in compliance with the requirements for financial statements of public companies registered under the Securities Exchange Act of 1934, as amended. Such a determination could ultimately lead to the delisting of our ADSs from the NASDAQ Global Select Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States, which would likely have a significant adverse effect on the value of our ADSs and ordinary shares.

The audit report included in this annual report has been prepared by an independent registered public accounting firm who is not inspected by the U.S. Public Company Accounting Oversight Board and, as a result, you are deprived of the benefits of such inspection.

Accounting firms of companies that are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. As our independent registered public accounting firm is located in the People’s Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our independent registered public accounting firm is not currently inspected by the PCAOB.

This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audits and quality control procedures of any accounting firm operating in China, including our independent registered public accounting firm. As a result, investors are deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of accounting firms in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to accounting firms outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Risks Relating to Our Ordinary Shares and ADSs

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

•                  announcements regarding actual or threatened litigation involving us or any of our directors and officers;

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

Pursuant to the EIT Law, we may be treated as a PRC resident enterprise for PRC tax purposes.  See “Item 3.  Key Information.  D. Risk Factors—Risks Relating to Doing Business in China—We may be classified as a ‘resident enterprise’ for PRC enterprise income tax purposes, which could result in our global income becoming subject to 25% PRC enterprise income tax.” If we are so treated by the PRC tax authorities, we would be obligated to withhold PRC income tax of up to 5% on payments of dividends on our shares and/or ADSs to investors that are non-resident enterprises of the PRC located in Hong Kong and 10% on payments of dividends on our ordinary shares and/or ADSs to investors that are non-resident enterprises of the PRC located outside Hong Kong, because the dividends payable on our ordinary shares and/or ADSs would be regarded as being derived from sources within the PRC.  In addition, any gain realized by any investors who are non-resident enterprises of the PRC from the transfer of our ordinary shares and/or ADSs could be regarded as being derived from sources within the PRC and be subject to a 10% PRC withholding tax.  Such PRC withholding tax would reduce your investment return on our ordinary shares and/or ADSs and may also materially adversely affect the price of our ordinary shares and/or ADSs.

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

We are a Cayman Islands company and substantially all of our assets are located outside of the United States.  Substantially all of our current operations are conducted in the PRC.  In addition, a majority of our directors and officers are nationals and residents of countries other than the United States and a substantial portion of the assets of these persons are located outside the United States.  As a result, it may be difficult for you to effect service of process within the United States upon these persons.  We have been advised by our Cayman Islands legal counsel, Maples and Calder, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any state, on the grounds that such provisions are penal in nature.  However, in the case of laws that are not penal in nature, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met.  For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands’ judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy).  A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.  There is also recent English authority which suggests that due to the universal nature of bankruptcy and insolvency proceedings, foreign judgments obtained in foreign bankruptcy or insolvency proceedings may be enforced by the English courts automatically without applying the principles outlined above.  This decision would be persuasive in the Cayman Islands but not binding.  To date it has not been considered by the Cayman Islands courts.   This decision has also been appealed to the Supreme Court in England and judgment is pending. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state, and it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state.

The voting rights of holders of ADSs must be exercised in accordance with the terms of the deposit agreement, the ADRs and the procedures established by the depositary.  The process of voting through the depositary may involve delays that limit the time available for you to consider proposed shareholders’ actions and may restrict your ability to exercise your right to vote.

As a holder of our ADSs, you may only be able to exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement.  Under the deposit agreement, if the vote is by show of hands, the depositary will vote the underlying ordinary shares in accordance with the voting instructions received from a majority of holders of ADSs that provided timely voting instructions.  If the vote is by poll, the depositary will vote the underlying ordinary shares in accordance with the voting instructions it timely receives from ADS holders.  Upon receipt of voting instructions of a holder of ADSs in the manner set forth in the deposit agreement, the depositary will endeavor to vote the underlying ordinary shares in accordance with these instructions.  Under our second amended and restated memorandum and articles of association and Cayman Islands law, the minimum notice period required for convening a general meeting is five days.  When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter.  In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner.  We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares.  Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote.  As a result, you may not be able to exercise your right to vote and you may lack recourse if the ordinary shares underlying your ADSs are not voted as you requested.

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

Although it is not clear how the contractual arrangements between us and our PRC operating companies will be treated for purposes of the “passive foreign investment company,” or PFIC, rules, we do not believe we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2012 based upon the composition of our income and assets and valuation of our assets, including goodwill.  However, the application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make a separate determination each year as to whether we are a PFIC after the close of each taxable year.  Because we expect to continue to hold a substantial amount of cash and other passive assets, and because the determination of whether we are a PFIC will depend on the character of our income and assets and the value of our assets from time to time, which may be based in part on the market price of our ADSs, which is likely to fluctuate, we cannot assure you that we will not be a PFIC for any future taxable year.   If we were to be treated as a PFIC for any taxable year during which a United States Holder held an ADS or an ordinary share, the United States Holder could be subject to adverse United States federal income tax consequences upon certain distributions and on gain recognized with respect to the disposition of an ADS.  In addition, a United States Holder may be subject to additional reporting requirements.  See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Consequences—Passive Foreign Investment Company.”

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

Item 4.                   Information on the Company.

A.                 History and development of the Company

Our legal and commercial name is Jiayuan.com International Ltd. Our founder and non-executive co-chairman, Ms. Haiyan Gong, commenced our online dating business in 2003, focusing on highly educated users, such as college educated users or users who had received post-secondary education.  In April 2004, Ms. Gong incorporated Shanghai Huaqianshu, a PRC limited liability company, to operate our online dating service business.  Ms. Haiyan Gong and Mr. Fuping Yu each held 61% and 39% of the equity interests, respectively, in Shanghai Huaqianshu.

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

In February 2007, Harper Capital Inc. was incorporated in the British Virgin Islands.  In March 2007, Ms. Haiyan Gong, Mr. Yongqiang Qian, Mr. Xu Liu and Ms. Jing Yang became the initial shareholders of Harper Capital Inc.  In May 2007, Harper Capital Inc. established a wholly-owned PRC subsidiary, Shanghai Miyuan.  In May 2007, Shanghai Miyuan entered into an assignment agreement with Souyuan, Shanghai Huaqianshu and its shareholders to assume Souyuan’s effective control over Shanghai Huaqianshu.  As a result, Flower Trees and Souyuan no longer hold any assets and have no operations.

In January 2008, we opened our registration to all single users above the age of 18 and in October 2008, we began charging fees for messaging services on our Jiayuan platform.

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

In August 2012, we established Beijing Aizhenxin Information Technology Co., Ltd., or Beijing Aizhenxin, in the PRC, and Beijing Miyuan entered into a series of contractual arrangements with Beijing Aizhenxin and its shareholders to acquire effective control over Beijing Aizhenxin.  As a result, Beijing Aizhenxin became one of our variable interest entities.  Beijing Aizhenxin commenced operations in October 2012.

In December 2012, we acquired certain assets of Beijing Juedui100, an online dating website operator, for a consideration of RMB5.5 million.  The assets we acquired include the domain names of www.juedui100.com and www.juedui100.com.cn  and related trademarks, rights to any trademarks under pending applications and user database.  We are still in the process of completing the registration for the transfer of trademarks from Beijing Juedui100 to us.

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

B.                 Business overview

We operate Jiayuan.com, the largest online dating platform in China.  As a pioneer in China’s online dating market, we are committed to addressing the dating and marriage needs of China’s rapidly growing urban singles population by providing trusted, effective platforms and superior user experiences.  The Jiayuan.com platform provides single adults with unique opportunities to meet, interact and form a long-term relationship aimed towards marriage.  Our website Jiayuan.com ranked first in terms of number of unique visitors and time spent among all online dating websites in China in 2012, according to iResearch.

Our Jiayuan platform employs a results-based pricing model, which we believe distinguishes us from other online dating service providers.  Unlike dating websites that follow a subscription-based model, Jiayuan.com offers users free registration with immediate full search access to our database.  This feature engages new users in the site and entices them to begin exploring our database for potential companions.  Although the search capabilities and exploratory services are provided for free and our users are not required to pay to send an initial message to another user, either the sender or recipient must purchase a RMB2.00 stamp in order for the message to be readable.  After the initial message is read, future communications between the same users are free on the Jiayuan platform.  Our pricing strategy for the initial message is designed to reach and target the mass market with its affordability.  Given the nominal cost of a virtual stamp, we believe this feature of our business is recession-resistant and serves as a strong foundation of our revenue model.  Furthermore, for users who intend to send or who have received a large amount of initial messages, we offer various types of fee plans that include the option to send up to 100 or 200 initial readable messages per day or unlimited message reading during a specified subscription period.

We believe our Jiayuan platform’s results-based pricing model is more attractive to users because they only pay for the results and services that they can see and has been one of the key factors enabling us to attract and retain a large user base.  We believe most of our users are well-educated singles seeking long-term relationships aimed towards marriage.  Our large and attractive user base combined with our results-based fee structure and user-friendly interface have created what we believe is a superior user experience.  According to a survey conducted by iResearch in February 2012, our Jiayuan platform ranked first in customer satisfaction among our major competitors in China’s online dating industry.

We believe that our “世纪佳缘” (Shiji Jiayuan) brand, which is our Chinese name, has become the most well-known and trusted online dating brand in China.  On December 31, 2012, “世纪佳缘” (Shiji Jiayuan) was searched 43-times more often than “交友网站” (Jiao You Wang Zhan), a common term for “dating website” in Chinese, on Baidu.com.  Leveraging our brand and national recognition, we have attracted a critical mass of local users in not only first-tier cities, such as Beijing, Shanghai, Guangzhou and Shenzhen, but also in many second-tier cities across China.  We intend to continue expanding our user base into other second-tier and third-tier cities.  A large user base is a major attraction for new users because of the large number of potential companions available to each of our users at their preferred location.  We believe our localized critical mass on a national scale and well-regarded brand name are difficult for competitors to replicate and provide us with an important competitive advantage.

In 2012, we introduced two new online dating websites in connection with our segmentation strategy.  In October 2012, we launched our members-only website izhenxin.com. The izhenxin.com website was developed to provide busy singles a more focused and streamlined environment to search for marriage-minded partners and we believe it is the first online dating platform in China to provide a comprehensive information verification system.  Using the information from the comprehensive information verification system, the izhenxin.com website provides each member with an initial “sincerity score.”  As members use the izhenxin.com website, our proprietary algorithm analyzes user behavior and adjusts members’ “sincerity scores” on a real-time basis. As of December 31, 2012, the izhenxin.com website had more than 100,000 verified members.  In December 2012, we also acquired certain assets of Beijing Juedui100 relating to the online dating website juedui100.com.

We have continued to expand our business in offline events and VIP services.  Since 2008, we have hosted large scale social gatherings in cities throughout China to provide our users offline opportunities to meet in person.  Such offline events also promote our national brand name and benefit our online platform.  Our VIP services, which offer personalized search services geared towards more affluent clients, help to diversify our revenue mix.

We started charging fees for messaging services provided on our Jiayuan platform in October 2008, and currently we derive most of our revenues from our online business.  We had an average of 5,283,384 monthly active user accounts in 2012.  In 2012, the number of our average monthly paying user accounts was 1,224,890, compared to 1,111,060 in 2011, representing an increase of 10.2%.  We generated net revenues of RMB167.6 million, RMB331.2 million and RMB410.8 million (US$65.9 million) in 2010, 2011 and 2012, respectively.  We had net income of RMB16.7 million, RMB37.2 million and RMB58.9 million (US$9.5 million) in 2010, 2011 and 2012, respectively.  Excluding non-cash share-based compensation expenses, we had a non-GAAP net income of RMB23.7 million, RMB67.8 million and RMB72.3 million (US$11.6 million) in 2010, 2011 and 2012, respectively.

Our Services

Online Services

Jiayuan.com

Our Jiayuan platform provides single adults unique opportunities to meet, interact with one another and form a long-term relationship aimed towards marriage.  Our Jiayuan platform can be accessed through Internet browsers, wireless applications, desktop clients and wireless application protocol, or WAP, mobile browsers. After registering on our Jiayuan platform for free, users can post their own profiles and pictures and have those profiles and pictures viewed by other users for free.  In addition, users can also browse the profiles and pictures of other users, save their preferences and send messages to other users for free.  However, in order for the recipient to read the message, either the sender or the recipient must either pay our initial message fee of RMB2.00 or have a periodic subscription package.

We began charging fees for messaging services on our Jiayuan platform in October 2008.  We have a results-based fee structure designed to allow users to purchase our fee-based services based on their success in contacting other users.  We offer the following two primary fee plans for our online dating services.

•                                          Initial Message Fees.  Payment of our initial message fee allows a user to connect with one other user for RMB2.00.  While a user initiates contact by sending a message to another user free-of-charge, either the sender or the recipient must pay the RMB2.00 fee in order for the recipient to be able to read the message.  The RMB2.00 fee entitles the message to be affixed with a virtual stamp that allows for the message to be read.  Once the first message is sent and read, the sender and the recipient can continue to communicate with each other through our Jiayuan platform without additional fees.  Users can purchase a single virtual stamp for RMB2.00 or purchase a set of virtual stamps for RMB2.00 per virtual stamp.  We also give users free stamps when they provide additional biographical information or pictures to encourage them to explore and utilize our messaging services.

•                                          Periodic Subscription Fees.  Users can also pay for periodic subscriptions that allow them to send up to a maximum of 100 or 200 messages per day, or read an unlimited number of messages during the duration of the subscription period.  For sending messages, we offer daily, three-day, monthly, three-month, six-month and annual subscription plans.  For reading messages, we offer weekly, monthly, three-month, six-month and annual subscription plans.  Periodic subscription fees also include “diamond memberships” and “gold diamond memberships.”  “Diamond memberships” allow a user unlimited access to send and read messages as well access to enhanced features under our value-added service “VIP memberships” and are available in monthly, three-month, six-month and annual plans.  Monthly plans are also available for online chatting.  We discontinued sales of our “gold diamond membership” at the end of February 2012, which offered advanced online chatting functions in addition to the benefits under the “diamond memberships.”   As part of our strategy to improve monetization and enhance user experience, we are experimenting with new packages priced below or above our current subscription products.

Our Jiayuan platform offers a number of fee-based value-added services.  These value-added services primarily include purchasing virtual gifts for another user, improving one’s search ranking, priority rankings for sent messages, online chatting and premium display of their pictures and profile on our platform.  Users can also submit proof of information posted on their profiles so that other users will know they have submitted such information to us.

Our value-added services also include “VIP memberships.” “VIP memberships” are an improved version of our previous “advanced memberships” subscription and allow a user access to enhanced features on our platform such as customizing their profiles, seeing the users who have viewed their user profile, seeing the time of another user’s last log-in and more refined profile searches and are available in monthly, three-month, six-month and twelve-month plans.

izhenxin.com

Our izhenxin.com platform gives marriage-minded singles a simple, members-only platform in which to interact.  izhenxin.com is based on Jiayuan’s industry-leading technology and includes enhanced verification and user behavior analysis methodologies to improve both user experience and matching results. izhenxin.com is a subscription-based platform and users can subscribe to three-day, one-month, three-month and six-month periodic subscription packages.

Juedui100.com

We acquired certain assets relating to Juedui100.com in December 2012.  Currently, users on the Juedui100.com platform can contact each other for free, but contact information such as email addresses and phone numbers are filtered out automatically. The Juedui100.com platform charges users to view contact information and for priority search rankings or recommendations.  Users of the Juedui100.com platform can also purchase other value-added services, such as VIP membership and virtual gifts.

Events and VIP Services

We offer traditional dating services to our users.  Our traditional services primarily consist of hosting and organizing offline events and providing VIP services.  Our offline services are attractive to users who seek more personal or localized services.

We organize and host events that allow individuals to meet a large number of potential partners in person.  In 2012, our events were typically large gatherings of approximately 100 to 200 participants with activities designed to facilitate social interaction.  These events include speed-dating, dance parties and other social events for our users.  In 2012, we organized a total of 859 offline events in 113 cities across China.  We typically collect entry fees at the commencement of the event.

Our VIP services consist of special, personalized services where our service representatives take a proactive approach in finding potential companions for our VIP clients.  Depending on the needs of the clients, we provide tailor-made recommendations, conduct detailed background checks and provide dating and relationship consultation and advice.  Our VIP services also include placement of targeted advertisements on our platform and conducting face-to-face interviews of potential companions on behalf of our clients.  We also host VIP offline events where our VIP clients can meet pre-selected candidates at cocktail gatherings or outdoor trips.  We performed VIP search services in eight cities in China for approximately 330 VIP clients per month in 2012.  We usually collect fees upfront when contracts are signed for the VIP service engagement.  We occasionally will allow VIP clients to pay within one month from when the VIP service contract is signed.

Other Services

Other services consist primarily of advertising through event sponsorship advertising.

User Base

We have a large and active user base on our online dating platforms, consisting of users indicating they are seeking to enter into serious relationships and marriage.  We actively discourage users who are not looking for a serious relationship from using our services.  The primary categories we use to track our users are active user accounts, paying user accounts, average monthly revenue per paying user, or ARPU, and registered user accounts.

Our average monthly active user accounts were 5,228,495 in 2011 and 5,283,384 in 2012, respectively.  In December 2012, 86.8% of our active user accounts were between the ages of 18 to 35, inclusive, and 74.1% of our active user accounts had some post-secondary education, both as reported by our users.  In addition, there were 92 cities in China in which we had at least 10,000 active user accounts in December 2012.

We have an active and engaged user base.  In the three months ended December 31, 2012, an average of 4,104 users per day changed their relationship status to “currently dating someone” or “in a relationship” on their Jiayuan profile.  We believe this is primarily because there is no charge to search our Jiayuan.com member database, the ease at which users can register and utilize our database as well as the size and scale of our user base.  Our monthly paying user accounts increased from an average of 552,930 in 2010 and to an average of 1,111,060 in 2011 and increased further to an average of 1,224,890 in 2012.  We generate revenue by converting active user accounts into paying user accounts and by encouraging our users to purchase more services.  Our average monthly ARPU for online services in 2012 was RMB24.7.

Participants in our offline events are primarily also users of our online dating services.  Our VIP clients are often professionals and entrepreneurs who have attained economic success and positions of responsibility in their respective fields.

Operations

Online Security Measures

We emphasize maintaining serious and reliable online dating platforms and high satisfaction levels among our user experience.  To that end, we have taken a number of steps to promote responsible and appropriate behavior among our users, established user participation guidelines and disclaimers and allow telephone access to address user concerns.

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

Black List.  If users behave inappropriately through our platforms, we will move such offenders to a “black list” and restrict their access to our databases and their ability to send messages through our platforms, even if they are paying users.

Key Word Screening.  We use proprietary computer algorithm to screen messages for offensive words and phrases and advertising as well as words and phrases that may indicate that a member is not otherwise seeking a serious relationship.  When words and phrases in these categories are flagged, a user service representative reviews the message and decides whether it may be delivered to the recipient.  If the message violates our policies, the message is deleted and the sender is put on our “watch list.” Repeat offenders are moved to our black list.

User Behavior Screening.  We use proprietary computer algorithm to monitor for abnormal user behavior that may indicate that a member is not otherwise seeking a serious relationship.  When improper log-in, browsing or messaging behavior is detected, the user is flagged for review by a user service representative, who reviews the user activity and decides whether to move the user to the black list.

Cautionary Messages.  We post various cautionary messages on our platforms about the potential dangers of meeting people in an online environment and the precautions that a user should take when meeting other users in-person. On our platforms, we encourage our users to message users whose profiles have been verified each time they view profiles of unverified users. We also encourage our users to indicate their willingness to show their identity when they meet other users offline for the first time, and we will grant the users who are willing to do so additional mark below their profile photo and Jiayuan ID.

Payment Channels

We provide users of our online dating services the flexibility to choose from a number of payment options.  Payment options include online banking, online payment, wire transfer, postal remittance, prepaid cards and cash.  Many of our customers prefer online banking and online payment.  For online payment, we typically collect through nationally recognized payment processing agents and receive the fees within 48 hours.  We pay a percentage of the proceeds to these agents as commission.  Our agreements with the independent payment processing agents are generally for terms of one year.

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

User Support

Our user support team operates 24 hours a day, seven days a week.  As of December 31, 2012, we employed a total of 85 full-time and 56 part-time user support representatives.  Our team of user support representatives helps users with matters such as completing profile descriptions and personal essays and choosing photos for their profiles, as well as answering questions about billing and technical issues.  Our user support team also reviews new and updated profiles and plays an integral role in implementing our online security measures.  User support representatives receive ongoing training in an effort to better personalize the experience for users that call in.

Marketing

We employ a variety of marketing and recruiting methods to attract users.  We believe that users have been attracted to our Jiayuan platform due to our excellent brand name, the quality of the online experience we offer, our large user base and our leading position in the industry.  Our user experience helps us to market through word-of-mouth and increases the time that users spend on our platforms.  We also engage in a variety of marketing activities intended to drive traffic to our platforms and to allow us to introduce our services to prospective users.  These include the following online marketing activities:

•                                          Paid search.  We utilize various popular search engines in China.  We pay for keywords or phrases relevant to our business and services so that when users search for these keywords or phrases on these search engines they will be directed to our platforms.

•                                          Banner and other display advertising.  We conduct marketing campaigns online through the use of banner and other display advertising on navigation websites, internet portals and other specialized websites.

We also engage in a variety of marketing activities targeting users that access our platforms through their wireless handsets, including advertising through WAP portals, application download stores and in-app advertising.

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

•                                          hosting large-scale offline events for our users; and

•                                          picking and highlighting unique couples that met through our platforms and promoting their personal stories as “success stories” on our platforms.

In addition, we benefit from cross-promotional arrangements with third-party websites and television stations, under which we cooperate to help improve each other’s brand recognition.  We have collaborated with approximately 100 national and regional television shows as well as major Internet portals.  To enhance our market penetration, especially among working professionals, we also advertise in subway stations.

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

We have registered 69 trademarks, including “世纪佳缘” (Shiji Jiayuan), “花千树” (Huaqianshu), “jiayuan.com” and “爱真心” (Aizhenxin) in the PRC.  We have also registered 30 domain names relating to our web sites, including www.jiayuan.com, the primary URL for our online dating platform, www.izhenxin.com, the primary URL for our members-only online dating platform, and www.juedui100.com, the primary URL for our newly-acquired online dating platform.  See ‘‘Item 3.  Key Information.  D. Risk Factors—Risks Relating to Our Business—We have not obtained the trademark registration for the “世纪佳缘” (Shiji Jiayuan) trademark and certain of our other trademarks for dating and marriage agency services.  If we cannot secure rights to use these trademarks for dating and marriage agency services, we may be subject to third-party claims, including with respect to our “世纪佳缘” (Shiji Jiayuan) trademark, claims by an individual who applied to register such trademark in 2005, and may be forced to discontinue using these trademarks for dating and marriage agency services, which may adversely affect our ability to maintain our brands, cause us to incur litigation costs and divert resources and management attention.”

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

Competition

The online dating market in China is rapidly developing and there are currently few barriers to entry for potential competitors to set up online dating websites.  We compete with a number of different companies, both large and small, including vertically integrated Internet portals and specialty-focused media companies, that provide online and offline products and services similar to ours and that target the markets we serve.  Our principal competitors include Baihe.com and Zhenai.com, both of which operate online dating platforms.  We compete directly with online dating service providers such as Baihe.com and Zhenai.com.  We also compete with portals and classifieds websites that operate online dating sub-channels, such as 163.com, Ganji.com, and 58.com.  In addition, we face competition from Internet portals and social networking websites such as Sina.com.cn, Sohu.com, QQ.com, Renren.com and Kaixin001.com, including applications on wireless devices from QQ.com, WeChat and momo.  Due to the global accessibility of the Internet and because of the strong and growing demand for online dating services in China, we also face competition from overseas operators of online dating services and other foreign Internet companies.  There are also numerous other companies offering online dating services that compete with us that are smaller, less established and not as well known.

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

Regulation on Foreign Investment Industry Catalogue

The Catalogue for the Guidance of the Foreign Investment Industries (2011) jointly promulgated by the National Development and Reform Commission and the Ministry of Commerce classifies industry sectors into four categories for the purpose of guiding foreign investment, namely the “encouraged”, “permitted”, “restricted” and “forbidden” categories, among which, the “encouraged”, “restricted” and “forbidden” categories are specified in the Catalogue for the Guidance of the Foreign Investment Industries (2011) while an industry that is not specifically placed into one of the above three categories falls into the category of “permitted” industries.  Pursuant to the Catalogue for the Guidance of the Foreign Investment Industries (2011), value-added telecommunications services businesses are listed within the restricted category.  Businesses falling within the restricted category of foreign investments are those that are subject to a stricter approval process or other conditions, such as restrictions on foreign investment ratios or stricter requirements on the qualification of foreign shareholders.  Direct foreign investment in these businesses, however, is not prohibited by PRC law.  The provision of online dating services by our PRC operating companies is a type of Internet-based business supported by value-added telecommunications services and thus, pursuant to the Catalogue for the Guidance of the Foreign Investment Industries (2011), falls in the restricted category whereby foreign ownership cannot exceed 50% of the total investment.  Hence, to comply with these provisions, we conduct our online dating services business principally through contractual arrangements between Shanghai Miyuan, Beijing Miyuan and our PRC operating companies and their respective shareholders instead of directly owning equity interest in our PRC operating companies.

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

To comply with these PRC laws and regulations, we operate our value-added telecommunications business through Shanghai Huaqianshu, Beijing Huaqianshu, Beijing Aizhenxin and Xique.  Shanghai Huaqianshu owns the essential domain names and trademarks and holds an ICP License in relation to our value-added telecommunications business on our Jiayuan.com website. Beijing Huaqianshu owns the essential domain names and is in the process of registering the trademarks and is in the process of amending an ICP License in relation to our value-added telecommunications business on our juedui100.com website. Beijing Aizhenxin owns the essential domain names and trademarks and is in the process of applying for an ICP License in relation to our value-added telecommunications business on our izhenxin.com website. Xique holds an ICP License in relation to value-added telecommunications business on Xique.com website.

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

As Shanghai Huaqianshu, Beijing Huaqianshu, Beijing Aizhenxin and Xique are ICP operators, they are subject to the laws and regulations relating to information security and censorship.  We have completed the mandatory security filing procedures with the local public security authorities, and will regularly update our information security and content-filtering systems with newly issued content restrictions as required by the relevant laws and regulations.

Regulation on Intellectual Property Rights

Copyright Law

Under the Copyright Law (1990), as revised in 2001 and 2010, and its related Implementing Regulations (2002), as revised in 2013, creators of protected works enjoy personal and property rights, including, among others, the right of dissemination via information network of the works.  The term of a copyright, other than the rights of authorship, alteration and integrity of an author which is unlimited in time, is life plus 50 years for individual authors and 50 years for corporations.

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

Regulation on Domain name

The domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by MII on November 5, 2004 and effective on December 20, 2004.  MIIT is the regulatory body responsible for the administration of the PRC Internet domain names, under supervision of which China Internet Network Information Center, or CNNIC, is responsible for the daily administration of CN domain names and Chinese domain names.  CNNIC promulgated the Implementation Rules of Registration of Domain Name, or the CNNIC Rules, which took effect on May 29, 2012.  Pursuant to the Administrative Measures on the Internet Domain Names and the CNNIC Rules, the registration of domain names adopts the “first to file” principle and the registrant shall complete the registration via the domain name registration service institutions.  In the event of a domain name dispute, the disputed parties may lodge a complaint to the designated domain name dispute resolution institution to trigger the domain name dispute resolution procedure in accordance with the CNNIC Measures on Resolution of the Domain Name Disputes, file a suit to the People’s Court or initiate an arbitration procedure.

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

We have requested PRC residents holding direct or indirect interest in our company to our knowledge to make the necessary applications, filings and amendments as required under SAFE Circular No. 75 and other related rules.  Ms. Haiyan Gong, Mr. Yongqiang Qian and Mr. Xu Liu, Mr. Fuping Yu, Mr. Cheng Li and Mr. Qingjun Zhu have completed the amendment registration or registration in relation to our Reorganization and their ownership changes in accordance with SAFE Circular No. 75 and they are required to update the registration or amendment registration in relation to our initial public offering.  We cannot assure you, however, that such amendment registration will be duly completed with the local SAFE branch.  See “Risk Factors—Risks Relating to Doing Business in China—PRC regulations relating to the establishment of offshore SPVs by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or may otherwise adversely affect us.”

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

While the application of the M&A Rules remains unclear, our PRC legal counsel has advised us that based on its understanding of the current PRC laws, rules and regulations and the M&A Rules, prior approval from the CSRC is not required under the M&A Rules for the listing and trading of our ADSs on Nasdaq Global Select Market given that (i) we established our PRC subsidiaries by means of direct investment other than by merger or acquisition of any equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules, and (ii) no provisions in the M&A Rules clearly classify our contractual arrangements with our PRC operating companies as the acquisition subject to the M&A Rules.  See “Risk Factors—Risks Relating to Doing Business in China—The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with our initial public offering under PRC regulations and, if required, we cannot assure you that we will be able to obtain such approval.  The regulation also establishes more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.”

C.                 Organizational structure

We conduct substantially all of our business through two PRC subsidiaries and five VIEs in China.  The following diagram illustrates our subsidiaries, their country of incorporation and the proportion of our ownership of each as of the date of this annual report.

Jiayuan.com International Ltd.
(Cayman)
100%
Harper Capital Inc.
(BVI)
100%
Jiayuan Hong Kong Corporation Limited
(Hong Kong)
Outside China
China
100%
100%
Miyuan (Shanghai) Information Technology Co., Ltd., or Shanghai Miyuan
Beijing Miyuan Information Technology Co., Ltd., or Beijing Miyuan
Contracting Shareholders(1)
Contracting Shareholders(2)
Shanghai Huaqianshu Information Technology Co., Ltd., or Shanghai Huaqianshu
Beijing Aizhenxin Information Technology Co., Ltd., or Beijing Aizhenxin
Shanghai Shiji Jiayuan Matchmaking Service Center, or Jiayuan Shanghai Center
Beijing Huaqianshu Information Technology Co., Ltd., or Beijing Huaqianshu
Beijing Shiji Xique Information Technology Co., Ltd., or Xique

Equity Ownership

Contractual Arrangements, see “Our History and Corporate Structure—Contractual Arrangements with Shanghai Huaqianshu, Beijing Huaqianshu, Beijing Aizhenxin, Xique and their Respective Shareholders and Jiayuan Shanghai Center.”

(1)         These contracting shareholders are Ms. Haiyan Gong, Mr. Yongqiang Qian, Mr. Xu Liu, Mr. Fuping Yu, Mr. Qingjun Zhu and Mr. Cheng Li.

(2)         These contracting shareholders are Mr. Tao Lu, Mr. Hui Song and Mr. Yu Zhang.

(3)         Jiayuan Shanghai Center was established by Shanghai Huaqianshu as a privately funded non-enterprise institution that engages in non-profit social services.

Contractual Arrangements with Shanghai Huaqianshu, Beijing Huaqianshu, Beijing Aizhenxin, Xique and their Respective Shareholders and Jiayuan Shanghai Center

In order to comply with PRC law restricting foreign ownership and investment in value-added telecommunications service businesses and the prohibition on privately funded non-enterprise institutions from engaging in profit-making business operations in China, we operate our online dating and offline VIP services through (i) a series of contractual arrangements among Shanghai Miyuan, Shanghai Huaqianshu, Beijing Huaqianshu, Xique and their respective shareholders, and Jiayuan Shanghai Center, and (ii) a series of contractual arrangements among Beijing Miyuan, Beijing Aizhenxin and its shareholders. Such contractual arrangements include exclusive technology licenses and service agreements, equity pledge agreements, exclusive equity transfer option agreements, shareholders’ voting rights entrustment agreements and loan agreements. As a result of these contractual arrangements,

•                                          through Shanghai Miyuan, we exercise effective control over Shanghai Huaqianshu, Beijing Huaqianshu, Xique and Jiayuan Shanghai Center;

•                                          through Beijing Miyuan, we exercise effective control over Beijing Aizhenxin;

•                                          in exchange for the provision of services, through Shanghai Miyuan, we receive substantially all of the earnings and other economic benefits of Shanghai Huaqianshu, Beijing Huaqianshu, Xique and Jiayuan Shanghai Center to the extent permissible under PRC law;

•                                          in exchange for the provision of services, through Beijing Miyuan, we receive substantially all of the earnings and other economic benefits of Beijing Aizhenxin to the extent permissible under PRC law;

•                                          through Shanghai Miyuan, we have an exclusive option to purchase all or part of the equity interests in Shanghai Huaqianshu, Beijing Huaqianshu and Xique, in each case when and to the extent permitted by PRC law; and

•                                          through Beijing Miyuan, we have an exclusive option to purchase all or part of the equity interests in Beijing Aizhenxin, in each case when and to the extent permitted by PRC law.

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

Exclusive Technology License and Service Agreement with Beijing Aizhenxin.    Pursuant to the exclusive technology license and service agreement entered into on August 13, 2012 between Beijing Miyuan and Beijing Aizhenxin, Beijing Aizhenxin retains Beijing Miyuan as its exclusive provider of software and hardware licenses, technology support, hardware and data maintenance and updates, software development, maintenance and professional training, information collection and research, technology consulting services related to the business operations of Beijing Aizhenxin. As consideration for such services, Beijing Aizhenxin agreed to pay service fees equal to a certain percentage of Beijing Aizhenxin’s annual revenues as agreed by the parties from time to time. The exclusive technology license and service agreement will expire on August 12, 2022, and, except by mutual agreement upon early termination by the parties in writing, the term of this agreement will be automatically extended for ten years.

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

Agreements That Provide Us Effective Control Over Beijing Aizhenxin

Loan Agreements.    Pursuant to a loan agreement entered into on August 13, 2012, between Beijing Miyuan and Mr. Tao Lu, Mr. Hui Song and Mr. Yu Zhang, Beijing Miyuan made interest-free loans of the equivalent of RMB6.0 million, RMB6.0 million and RMB8.0 million, respectively, to Mr. Tao Lu, Mr. Hui Song and Mr. Yu Zhang. The loans are repayable on demand. If Mr. Tao Lu, Mr. Hui Song and Mr. Yu Zhang intend to voluntarily repay the loans in whole or in part, or if Beijing Miyuan requires Mr. Tao Lu, Mr. Hui Song and Mr. Yu Zhang to repay the loans in whole or in part, Beijing Miyuan or its designee may acquire a proportionate amount of the equity interests of Beijing Aizhenxin from Mr. Tao Lu, Mr. Hui Song and Mr. Yu Zhang for a purchase price equal to the principal amount of the repaid loans.

Shareholders’ Voting Rights Entrustment Agreement.    Pursuant to the shareholders’ voting rights entrustment agreement entered into on August 13, 2012, between Beijing Miyuan, Beijing Aizhenxin and its shareholders, the shareholders of Beijing Aizhenxin have granted Ms. Haiyan Gong, who is a PRC citizen, as agreed by Beijing Miyuan, the right to exercise all their voting rights as shareholders of Beijing Aizhenxin as provided under its articles of association. Upon Beijing Miyuan’s request, the grantors shall revoke the proxy and grant the same proxy to another PRC citizen as designated by Beijing Miyuan. The shareholders’ voting rights entrustment agreement will remain effective until August 12, 2022 and, except by mutual agreement upon early termination by the parties in writing or any termination arising from Beijing Aizhenxin or its shareholders’ material breach of obligations thereunder, the term of the shareholders’ voting rights entrustment agreement will be automatically extended for ten years.

Exclusive Equity Transfer Option Agreement.    Pursuant to the exclusive equity transfer option agreement entered into on August 13, 2012, between Beijing Miyuan, Beijing Aizhenxin and its shareholders, Beijing Miyuan has an exclusive option to purchase, or to designate another qualified individual or entity to purchase, to the extent permitted by PRC law, part or all of the equity interests in Beijing Aizhenxin owned by Beijing Aizhenxin’s shareholders. The purchase price for the entire equity interest of Beijing Aizhenxin shall be the amount of the proportionate registered capital owned by such shareholder or an amount agreed by the parties in writing, provided that, in case of any compulsory requirement by then PRC laws, the purchase price shall be the minimum price permitted by applicable PRC law. The exclusive equity transfer option agreement remains in effect until the completion of the transfer of all the shares in accordance with the exclusive equity transfer option agreement.

Equity Pledge Agreement.    Pursuant to the equity pledge agreement entered into on August 13, 2012, between Beijing Miyuan and Beijing Aizhenxin’s shareholders, Beijing Aizhenxin’s shareholders pledged their equity interest in Beijing Aizhenxin to Beijing Miyuan to secure such shareholders’ obligations under the loan agreement, the shareholders’ voting rights entrustment agreement and exclusive equity transfer option agreement and Beijing Aizhenxin’s obligations under the exclusive technology license and service agreement, each as described above. The equity pledge agreement will expire when the shareholders and Beijing Aizhenxin have fully performed their obligations under the agreements described above.

In the opinion of Zhong Lun Law Firm, our PRC legal counsel:

•                                          the corporate structure of our PRC subsidiaries, our PRC operating companies and Jiayuan Shanghai Center complies with current PRC laws, rules and regulations; and

•                                          our contractual arrangements among Shanghai Miyuan or Beijing Miyuan, as the case may be, our PRC operating companies and their respective shareholders, and Jiayuan Shanghai Center are valid and binding on all parties to these arrangements, and do not violate current PRC laws, rules or regulations.

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

D.                 Property, plants and equipment

Our principal executive offices are currently located on premises comprising approximately 2,835 square meters at Changxin Building, No. 39 Anding Road, Chaoyang District, Beijing, the People’s Republic of China. We also have offices in Shanghai, Guangzhou, Hangzhou, Nanjing, Chengdu, Wuhan and Shenzhen.  We lease all of our leased premises from unrelated third parties.  We believe after due inquiry that each of the lessors either has valid title to the property or has proper authorization from the title owner to sublease the property.  Except for the leases in connection with our leased premises in Beijing, we plan to renew each of these leases when they expire.  Below is a summary of the term of each of our leases:

Property	Space (in square meters)	Expiration Date

Beijing	1,980	September 15, 2013
	855	April 30, 2013
Shanghai	694	November 14, 2015
Guangzhou	233	March 31, 2016
	296	November 14, 2015
Hangzhou	257	March 15, 2014
Nanjing	229	March 14, 2014
Chengdu	308	December 14, 2014
Wuhan	173	December 5, 2014
Shenzhen	134	August 17, 2013

In March 2013, we completed the acquisition of new office space in Beijing near our current location which we intend to use as our principal executive offices.  The new office space comprises approximately 3,266 square meters.  We expect to complete the move in the second quarter of 2013.  We believe that our facilities are adequate to meet our needs for the foreseeable future, and that we will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our future expansions.

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

A.                 Operating results

Overview

We operate Jiayuan.com, the largest online dating platform in China.  According to iResearch, Jiayuan.com ranked first in terms of number of unique visitors and time spent among all online dating websites in China in 2012.

We derive most of our revenues from our Jiayuan.com platform.  Our Jiayuan.com platform can be accessed through internet browsers, wireless applications, desktop clients and WAP mobile browsers. We offer users of our Jiayuan.com platform free registration with immediate full search access to our database, and we began charging fees for messaging services provided on our Jiayuan.com platform in October 2008.  Our online revenues are mainly derived from initial message fees, periodic subscription fees and revenues from a number of fee-based value-added services from our Jiayuan.com platform.  We charge either the sender or the recipient of our Jiayuan.com platform a RMB2.00 fee in order for an initial message to be readable, a pricing strategy designed to target and reach the mass market with its affordability.  We intend to generate additional revenue from our online businesses by increasing the number of our paying users and by encouraging our users to purchase additional services.  We intend to achieve this by broadening the scope of our advertising campaign in online and offline channels and enhancing user experience by optimizing our search methodologies.  We also plan to develop new services for our users, such as continued expansion into our mobile platform, adding additional types of subscription packages and increasing the ways in which users can interact with one another.  In addition, in October 2012, we announced the launch of our new website, izhenxin.com, a new dating website designed to satisfy the needs of China’s marriage-minded singles.  In December 2012, we also acquired certain assets of Beijing Juedui100 relating to the online dating website Juedui100.com.  As our paying user base grows, we intend to generate additional revenues through our value-added services such as virtual gifts and improved search rankings as well as new value-added services.  We had an average of 5,283,384 monthly active user accounts in 2012.  The number of our average monthly paying user accounts in 2012 was 1,224,890 compared to 1,111,060 in 2011, representing an increase of 10.2%.

We have continued to expand our business to offline events and VIP services.  In 2012, we hosted a total of 859 offline events in 113 cities throughout China to provide our users offline opportunities to meet in person.  Such offline events also help to promote our national brand name and benefit our online platform.  Our VIP services, which offer personalized search services geared towards more affluent clients, help to diversify our revenue mix.

We generated net revenues of RMB167.6 million, RMB331.2 million and RMB410.8 million (US$65.9 million) in 2010, 2011 and 2012, respectively.  We had net income of RMB16.7 million, RMB37.2 million and RMB58.9 million (US$9.5 million) in 2010, 2011 and 2012, respectively.  Excluding non-cash share-based compensation expenses, we had non-GAAP net income of RMB23.7 million, RMB67.8 million and RMB72.3 million (US$11.6 million) in 2010, 2011 and 2012, respectively.  For a reconciliation of our non-GAAP net (loss)/income to our U.S. GAAP net (loss)/income, see “Item 3. Key Information—A. Selected Financial Data.”

Factors Affecting Our Results of Operations

Continued popularity of online dating services.  Our business is highly dependent upon online dating remaining a popular means of seeking committed relationships in China.  We have benefited from the growth in the demand for online dating services in recent years as an increasingly accepted means for single adults to meet new companions, form relationships and get married.  According to iResearch, the number of singles over the age of 18 visiting online dating platforms increased from 14 million in 2009 to 34 million in 2012 and is expected to reach 60 million in 2015.  Unprecedented urbanization, rapidly changing demographics, China’s unique cultural considerations and traditional values and China’s fast growing Internet industry have all contributed to the demand for online dating services in China.

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

Our ability to attract and engage paying users.  Our revenues in any given period are significantly affected by the number of users who pay for our online dating services.  Rising income levels and overall economic growth in China in recent years have led to an increasing willingness of users to pay for our services.  Net revenues from our online services increased by 106.8% from RMB134.1 million in 2010 to RMB277.2 million in 2011 and by 30.8% from RMB277.2 million in 2011 to RMB362.5 million (US$58.2 million) in 2012.  This corresponded to a 100.9% increase in average monthly paying user accounts from 552,930 in 2010 to 1,111,060 in 2011 and a 10.2% increase in average monthly paying user accounts from 1,111,060 in 2011 to 1,224,890 in 2012.  The long-term growth of our business is largely driven by our ability to attract new users and to convert these users into paying users.  We believe we attract users because of our reputation for providing a serious and reliable online dating platform, our large active user base, the high-quality user experience and the general market awareness of our “Jiayuan” brand.  Our users become and remain paying users because of the value and variety of our services as well as our results-based fee structure, which we believe align revenue generation with results experienced by our users.  The growth in revenues to date has been driven by the increasing number of our paying users and by the increase in ARPU and our revenues for future periods will depend on our continued success in attracting and retaining paying users, as well as increasing monetization of the paying users.

However, our ability to attract and engage paying users is also subject to challenges, such as increasing competition in the online dating business in China.  We compete with other online dating service providers, social networking websites and traditional dating services.  If we fail to compete successfully, our results of operations may be adversely affected.

Our ability to introduce new products and services.  Prior to October 2008, we generated revenues primarily from non-message related value-added services and selling advertisement space on our platform.  In an effort to generate additional revenue from our user base, we began charging fees for messaging between users via our Jiayuan.com online dating platform in October 2008, which contributed to our rapid revenue growth.  As a result, 84.2% of net revenue from our online services was generated from our initial message and periodic message-related subscription fees in 2012.  We also introduced other value-added services, such as virtual gifts, improved search rankings and online chatting services as well as premium user subscriptions such as “VIP memberships” to attract and retain users.  We intend to introduce more value-added services in the future.  Although we expect net revenue generated from our value-added services to increase going forward, our results of operations will be affected by the level of user acceptance and popularity of such new products and services.

Our ability to control our operating costs and expenses and improve operational efficiency.  Our profitability is significantly affected by our cost of revenues and operating expenses.  Our cost of revenues from online services, which is related to the number of our active user accounts as well as the manner by which paying user accounts pay for our services, increased 82.5% from RMB40.2 million in 2010 to RMB73.4 million in 2011 and 60.5% from RMB73.4 million in 2011 to RMB117.8 million (US$18.9 million) in 2012 primarily due to the increase in our active user accounts as well as the increase in the percentage of user payments that are made through telecommunication operators and the higher commissions charged by our WVAS partners compared to commissions charged by online banking and online payment providers.  The main factors affecting our selling and marketing expenses are our advertising and promotional expenses to attract new users to our platform and our personnel costs.  Our selling and marketing expenses have increased significantly from RMB57.9 million in 2010 to RMB110.5 million in 2011 to RMB143.4 million (US$23.0 million) in 2012 as we expanded our marketing and brand promotion efforts, as well as due to the increase in advertising fees charged by our third-party service providers, such as commercial search engines and Internet portals.  The increase in 2012 from 2011 corresponded to a 23.1% increase in new registered user accounts from 20.8 million in 2011 to 25.6 million in 2012 and the increase in 2011 from 2010 corresponded to a 31.9% increase in new registered user accounts from 15.8 million in 2010 to 20.8 million in 2011.  We expect our selling and marketing expenses to increase in the future as we seek to maintain and expand our user base and as advertising fees charged by third-party service providers continue to increase.  Therefore, our ability to control such costs and expenses will directly impact our profitability.

Description of Certain Statement of Comprehensive Income Items

Net Revenues

We derive our revenues from three segments, namely online services, events and VIP services and other services.  Our net revenues are gross revenues net of the PRC business taxes and surcharges, ranging from 0% to 8.6%, that our PRC operating companies pay on their gross revenues.

The following table sets forth our net revenues by segment for the periods indicated:

	For the year ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
	(in thousands)
Online Services	134,062	277,186	362,492	58,184
Events and VIP Services	26,265	51,235	47,418	7,611
Other Services	7,262	2,820	893	143
Total	167,589	331,241	410,803	65,938

Online services

Net revenues from online services reflect net revenue generated from our online dating services.  Net revenues generated from online dating services primarily consist of initial message fees and periodic subscription fees, as well as fees from value-added services such as virtual gifts, improved search rankings and online chatting services. In 2012, 84.2% of net revenues from our online services were generated from our initial message and periodic message-related subscription fees.  Net revenue from online services accounted for 80.0%, 83.7% and 88.2% of our net revenues in 2010, 2011 and 2012, respectively.

Events and VIP services

Net revenues from events and VIP services accounted for 15.7%, 15.5% and 11.5% of our net revenues in 2010, 2011 and 2012, respectively.  Net revenues from events are generated from organizing and hosting events, including speed-dating, dance parties and other social events for our users and consist primarily of ticket sales.  Net revenues from events also include sponsorship fees whereby we enter into sponsorship arrangements with third-party companies to sponsor events hosted by us. In 2012, we hosted a total of 859 offline events in 113 cities throughout China to provide our users offline opportunities to meet in person.  We expect our events services to continue to attract a large attendance due to our established brand and reputation in the online dating sector.

Net revenues from VIP services primarily reflect net revenues from providing special, personalized services for our VIP clients where our service representatives take a proactive approach in finding potential companions for our VIP clients.  Payments for VIP services are typically collected upon execution of the VIP service agreement.  We believe our VIP services have been popular due to our reputation as an effective and serious online dating service provider, and the ability of our VIP sales representatives to better serve higher income clients.

Other services

Other services revenue consists primarily of advertising.  Advertising revenues are principally derived from online advertising arrangements, which allow advertisers to place advertisements on particular areas of our websites, in particular formats and over particular periods of time. Historically, advertisements were placed on our Jiayuan.com website and now represent less than 1% and 1% of our net revenues in 2011 and 2012, respectively.

Net revenue from other services accounted for 4.3%, 0.8% and 0.3% of our net revenues in 2010, 2011 and 2012, respectively.

Cost of Revenues

Our cost of revenues includes the cost of services in our three segments.  Personnel costs include share-based compensation expenses.  The following table sets forth the components of our cost of revenues for the periods indicated:

	For the year ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
	(in thousands)
Online Services	40,228	73,427	117,830	18,913
Events and VIP Services	18,787	26,183	25,388	4,075
Other Services	2,034	5,204	467	75
Total	61,049	104,814	143,685	23,063

Online services

Cost of services in our online services segment primarily consists of commission expenses, personnel costs, network costs and depreciation.  Commission expenses primarily consist of the payment made to distribution and collection companies for money collection, including online banking, online payment and our WVAS partners.  Personnel costs include salary and benefits paid to our staff and customer service personnel.  Network costs consist of server hosting fees, bandwidth fees and related fees paid to vendors that host our server network.  We anticipate that our cost of online services will continue to increase.

Events and VIP services

Cost of services in our events and VIP services segment primarily include personnel and events expenses.  Cost of revenues from events and VIP services accounted for 30.8%, 25.0% and 17.7% of our cost of revenues in 2010, 2011 and 2012, respectively.

Other services

Cost of services in our other services segment primarily includes personnel costs, including salaries as well as commissions paid to our staff in respect of advertising revenue.  Cost of revenues from other services accounted for 3.3%, 5.0% and 0.3% of our cost of revenues in 2010, 2011 and 2012, respectively.

Operating Expenses

Our operating expenses consist of selling and marketing expenses, general and administrative expenses and research and development expenses.  The following table sets forth our operating expenses by amount for the periods indicated:

	For the year ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
	(in thousands)
Selling and Marketing Expenses	57,867	110,521	143,376	23,013
General and Administrative Expenses	24,338	64,310	54,367	8,727
Research and Development Expenses	381	11,796	17,587	2,823
Total	82,586	186,627	215,330	34,563

Selling and Marketing Expenses

Our selling and marketing expenses primarily consist of advertising and promotion expenses for our online and offline services, salary and benefits for our sales and marketing personnel, expenses in relation to our collaboration with television shows, share-based compensation expenses and other expenses incurred by our sales and marketing personnel.  We incur substantial expenses related to our advertising.  These advertising costs are primarily online advertising, including fees we pay to third-party service providers, such as commercial search engines and Internet portals, for the purpose of promoting and increasing traffic to our website and wireless platform, which helps us to raise our brand profile.  We expect our selling and marketing expenses to increase in the future as we continue to promote our platform and our brand and as advertising rates in China continue to increase.

General and Administrative Expenses

Our general and administrative expenses primarily consist of salary and benefits for general management, finance, administrative personnel, professional service fees such as audit fees and legal fees, share-based compensation expenses, office expenses and other expenses in relation to general and administrative purposes.

Research and Development Expenses

Our research and development expenses consist primarily of salaries and benefits for personnel engaged in the research and development of our online and mobile platforms.  We intend to continue investing in our research and development capabilities.

Share-based Compensation Expenses

Share options

We have granted certain options to purchase our ordinary shares to our directors, officers, employees and non-employees.  As of December 31, 2010, 2011 and 2012, options to purchase 3,221,800 ordinary shares, 4,382,636 ordinary shares and 4,368,382 ordinary shares, respectively, were outstanding, including options to purchase 713,892  ordinary shares, 1,716,844 ordinary shares and 1,353,698 ordinary shares, respectively, that were legally vested.

In 2010, 2011 and 2012, we recognized share-based compensation expenses totaling RMB7.0 million, RMB30.5 million and RMB11.0 million (US$1.8 million), respectively.  Our share-based compensation expenses decreased in 2012 from 2011 primarily due to options granted with performance conditions that became fully vested upon our initial public offering in 2011, which amounted to RMB17.5 million.  These costs are included in cost of revenues, selling and marketing expenses, general and administrative expenses and research and development expenses, and are associated with the expensing of vested options.

As of December 31, 2012, we had RMB16.6 million (US$2.7 million) in unrecognized share-based compensation expenses related to non-vested share options and unrecognized compensation cost of employee options with service vesting conditions were expected to be recognized over a weighted average period of 1.02 years.  We plan to continue to issue options and other share-based compensation as part of our recruitment and retention policies, which may lead to significant share-based compensation expenses in the future.  For more information, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies—Share-based Compensation.”

Restricted shares

In March and December 2012, we granted 232,500 and 49,040 restricted shares, or the restricted shares, respectively, to certain of our key employees. These restricted shares will vest over a four-year service period, with 25% of the Restricted Shares subject to vesting on the first anniversary of the date of grant and the remaining 75% subject to vesting in twelve quarterly installments.

For the year ended December 31, 2012, we recorded share-based compensation of RMB2.4 million (US$0.4 million) related to the restricted shares using the graded-vesting method.

As of December 31, 2012, unrecognized compensation expenses relating to the non-vested restricted shares amounted to RMB3.4 million (US$0.6 million). These expenses are expected to be recognized over a weighted average period of 1.06 years.

The following table sets forth a breakdown of our share-based compensation expenses recognized for the periods indicated.

	For the year ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
	(in thousands)
Cost of Revenues	2,041	2,624	3,380	543
Selling and Marketing Expenses	700	796	807	130
General and Administrative Expenses	4,174	25,726	7,355	1,180
Research and Development Expenses	48	1,396	1,821	292
Total	6,963	30,542	13,363	2,145

Taxation

Cayman Islands

We are not subject to Cayman Islands tax on our income or capital gains.  Payment of dividends is not subject to withholding tax in the Cayman Islands.

British Virgin Islands

Harper Capital Inc. is not subject to British Virgin Islands tax on income or capital gains.  Payment of dividends is not subject to withholding tax in the British Virgin Islands.

Hong Kong

Jiayuan Hong Kong, our wholly-owned subsidiary, is not subject to Hong Kong profits tax on foreign-sourced dividends and capital gains.  As an entity incorporated in Hong Kong, Jiayuan Hong Kong was subject to 16.5% income tax for the year ended December 31, 2012 on its taxable income generated from operations in Hong Kong.  Payment of dividends is not subject to withholding tax in Hong Kong.

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

Our subsidiaries and affiliated entities in China were subject to the statutory EIT rate of 33% on taxable income prior to January 1, 2008 and the standard EIT rate of 25% thereafter, except that Shanghai Huaqianshu has been deemed to qualify as an HNTE under the EIT Law in 2010 and was entitled to the reduced EIT rate of 15% for 2010, 2011 and 2012 and Shanghai Miyuan has qualified as a “software enterprise,” allowing it to be exempt from income taxes for 2011 and 2012 and a preferential tax rate of 12.5% for 2013, 2014 and 2015. We are currently in the process of applying to maintain Shanghai Huaqianshu’s HNTE qualification for the three years starting from and including 2013.

Withholding Tax

As a holding company, substantially all of our income may be derived from dividends we receive from Shanghai Miyuan and Beijing Miyuan through our Hong Kong subsidiary.  The EIT Law and its implementing rules provide that dividends paid by a PRC entity to a non-resident enterprise for EIT purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with the PRC.  In addition, under the Arrangement between the Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, income tax on dividends payable to a company resident in Hong Kong that holds more than a 25% equity interest in a PRC resident enterprise may be reduced to a rate of 5%.  See “Item 3.  Key Information.  D. Risk Factors—Risks Relating to Doing Business in China—Dividends we receive from our PRC subsidiaries may be subject to PRC withholding tax and we cannot assure you that we will be able to enjoy the preferential withholding tax treatment.”

Business Tax and Surcharges

Our PRC operating companies are subject to business tax and surcharges at the rate ranging from 0% to 8.6% of their revenues.  We recognized RMB10.2 million, RMB12.2 million and RMB14.2 million (US$2.3 million) of business tax and surcharges as a reduction of revenues in 2010, 2011 and 2012, respectively.

Transition from PRC Business Tax to PRC Value Added Tax

Effective January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation launched a Business Tax to Value Added Tax, or VAT, Transformation Pilot Program, or the Pilot Program, for certain industries in eight regions, including Beijing and Shanghai. VAT payable on goods sold or taxable labor services provided by a general VAT taxpayer for a taxable period is the net balance of the output VAT for the period after crediting the input VAT for the period. Hence, the amount of VAT payable does not result directly from output VAT generated from goods sold or taxable labor services provided.

With the adoption of the Pilot Program, Shanghai Miyuan, Beijing Miyuan and Beijing Aizhenxin ceased to be subject to business tax. Shanghai Miyuan became subject to a small-scale tax payer VAT at a rate of 3% in January 2012 and became subject to a general tax payer VAT at a rate of 6% in February 2013. Beijing Miyuan and Beijing Aizhenxin became subject to VAT at a rate of 3% in September 2012. Jiayuan Shanghai Center and Shanghai Huaqianshu continued to be subject to business tax.

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

Online Services

We offer two types of online services through all of our online platforms, including message exchanging services and value-added services.  We charge for message exchanging services when a registered user initiates contact with another registered user via our online platforms and either the sender or recipient may pay for the service.  Subsequently, we do not charge for any message exchanges between these same two users.  The exchange of messages between two users on our website typically lasts only a few days.  We believe that users place the most value on the initial connection and that users interested in further interactions exchange personal contact information to communicate with each other directly.  We also offer value-added services, primarily virtual gifts, improved search rankings, improved message priority and online chatting.  In 2010, 2011 and 2012, revenues recognized from our value-added services was RMB21.2 million, RMB35.5 million and RMB59.2 million (US$9.5 million), respectively.

We have adopted two primary fee models for our online services on our Jiayuan.com platform: a pay-per-use model and a periodic subscription model.  We have adopted a periodic subscription fee model on our izhenxin.com and juedui100.com platforms.  Online services that we offer under the pay-per-use model include message sending or receiving, sending virtual gifts and improved search rankings for the duration of one day.  As we provide these services within a short period of time, revenue is recognized when the services are rendered.  If the communication patterns of our users change, the timing of our revenue recognition for these services may be impacted and revenue may be deferred and recognized over a longer period.  On our Jiayuan.com and izhenxin.com platforms, users prepay for virtual currencies, which are used as consideration for our online services.  Until used, virtual currencies purchased by users are recorded as deferred revenue.

Under the periodic subscription model on our platforms, users pay a fixed subscription fee for certain services which are delivered over a predetermined subscription period.  Online services offered under the subscription model on our online platform include sending multiple messages a day, reading unlimited number of messages, improved search rankings for a period longer than a day, unlimited online chatting and premium user subscriptions.  Fees for subscription services are collected upfront and initially recognized as deferred revenue, and revenue is recognized proportionately over the applicable subscription periods as services are performed.

Virtual currencies can be purchased through our Jiayuan.com platform, and payments are collected directly through third-party online payment platforms or through our WVAS partners, which pay us after payment is collected.  Due to the time lag between when services are delivered and when billing statements are received from our WVAS partners, revenue from virtual currencies are estimated based on our internal billing records and billing confirmations with our WVAS partners.  We adjust discrepancies between our internal estimated revenues and actual revenues confirmed by our WVAS partners when billing statements are received.  There were no significant differences between our estimates and actual revenue confirmed by our WVAS partners as of the date of this annual report.

Users were previously able to earn loyalty points based on their activities on our Jiayuan.com platform and/or purchase of online services, and the loyalty points could be used to redeem online services once a minimum number of points have been accumulated.  Loyalty points awarded for the purchase of online services are considered to be part of the revenue generating activities, and such arrangements are considered to have multiple elements.  We estimate the selling price of each loyalty point based on the consideration users would be required to pay to purchase the underlying services if they were not redeemed using the loyalty points, and the average number of the loyalty points needed to redeem these services.  Consideration is allocated to the loyalty points using the relative selling price method and is initially recorded as deferred revenue, and revenue is recognized when the loyalty points are redeemed and services are rendered. We ceased our loyalty points program in 2011 and users were no longer able to earn new loyalty points on our Jiayuan.com platform since May 2011. Users with existing loyalty points were no longer able to redeem their loyalty points for online services on our Jiayuan.com platform since August 2011.  However, we plan to allow our users to continue the redemption of loyalty points in the foreseeable future.

Events and VIP Services

We earn revenue from organizing and hosting events, including speed-dating, dance parties and other social events for our users.  Event related revenue includes revenue from ticket sales as well as sponsorship fees. Tickets are generally sold at the events, and revenue is recognized upon the conclusion of the events when services have been rendered.  For certain events where tickets are prepaid by our users, prepaid fees are initially recorded as deferred revenue and revenue is recognized upon the completion of the events.  We also generate sponsorship revenue whereby we enter into sponsorship arrangements with third-party companies to sponsors events hosted by us. Revenue from event sponsorship arrangements are recognized at the completion of the sponsored event.

We also provide VIP services to individual users, which consist of personalized services where our service representatives take a proactive approach in finding potential companions for our VIP customers. Under this type of service, different types of services under customized bundled contracts are provided over the contract period, and as such, we account for the VIP services as a single unit of accounting on a contract basis.  Payments for VIP services are collected upfront and initially recorded as deferred revenue, and revenue is recognized ratably over the contractual period.

Other services

Other services revenue consists of advertising revenues, which are principally derived from online advertising arrangements that allow advertisers to place advertisements on particular areas of our website, in particular formats, such as banners, links and logos, and over a specified period of time. We enter into advertising contracts to establish the fixed price and advertising services to be provided, and payment is collected upfront and initially recognized as deferred revenue.  We recognize revenue from advertising contracts on a straight-line basis as services are rendered.

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

In July 2012, our board of directors approved to amend certain option awards granted during the period from December 2010 to July 2011. Such modification was accounted for pursuant to ASC 718 under U.S. GAAP. The incremental fair value before and after the modification was recognized as follows: (a) for vested options, the incremental share-based compensation expenses were recognized immediately; and (b) for non-vested options, the incremental share-based compensation expenses are recognized in the income statement over the remaining vesting period.

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

A discount for lack of marketability, or DLOM, was also applied to reflect the fact there was no ready public market for our shares as we were a closely held private company, using the Black-Scholes option pricing model.  Under this option-pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the DLOM.  This option pricing method is one of the methods commonly used in estimating DLOM as it can take into consideration factors such as timing of a liquidity event (such as an initial public offering) and estimated volatility of equity securities.  The farther the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM.  The lower the DLOM used for the valuation, the higher the determined fair value of the ordinary shares.

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

Impairment of Long-Lived Assets and Intangible Assets

We review long-lived assets and intangible assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable.  Recoverability of these assets is measured by comparing their carrying amounts to the future undiscounted cash flows the assets are expected to generate.  If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we recognize an impairment loss equal to the amount by which the carrying value of the asset exceeds its fair value.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of our business combinations. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. We test for goodwill impairment using the two-step method. Under the first step, the fair value of each reporting unit is compared to the carrying amount of the goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step is not required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for the purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

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

Valuation Allowance Against Deferred Tax Assets

As of December 31, 2012, we recorded valuation allowance of RMB17.3 million (US$2.8 million), primarily attributed to (i) the excess amount of deductible advertising expenses which is not expected to be utilized in the foreseeable future, and (ii) net operating losses in certain PRC entities. We evaluate a variety of factors in determining the amount of the valuation allowance to record, including each entity’s operating performance and accumulated deficit, existence of taxable temporary differences and reversal periods. We record valuation allowance to offset deferred tax assets to the amount that we believe is more-likely-than-not to be realized. In order for us to realize our deferred tax assets, we must be able to generate sufficient taxable income in those jurisdictions where the deferred tax assets are generated from. In the event we are to determine that we would not be able to realize all or part of our deferred tax assets in the future, an adjustment to deferred tax assets would be recorded in our statement of operations in the period in which we make such a determination. Likewise, if we later determine that it is more likely than not that the deferred tax assets would be realized, we would reverse the applicable portion of the previously provided valuation allowance.

Uncertain Tax Positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures.  Significant judgment is required in evaluating our uncertain tax positions and determining its provision for income taxes.  We did not have any significant interest and penalties associated with uncertain tax positions in 2010, 2011 and 2012.  As of December 31, 2012, we did not have any significant unrecognized uncertain tax positions.

Consolidated Results of Comprehensive Income

The following table sets forth a summary of our consolidated statements of comprehensive income for the periods indicated.

	For the year ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
	(in thousands, except share and per share and per ADS data)
Consolidated Statement of Comprehensive Income Data:
Net revenues	167,589	331,241	410,803	65,938
Cost of revenues	(61,049)	(104,814)	(143,685)	(23,063)
Gross profit	106,540	226,427	267,118	42,875
Operating expenses:
Selling and marketing expenses	(57,867)	(110,521)	(143,376)	(23,013)
General and administrative expenses	(24,338)	(64,310)	(54,367)	(8,727)
Research and development expenses	(381)	(11,796)	(17,587)	(2,823)
Total operating expenses	(82,586)	(186,627)	(215,330)	(34,563)
Operating income	23,954	39,800	51,788	8,312
Interest income, net	1,876	5,077	13,323	2,138
Foreign currency exchange gain/(loss), net	—	8,911	(1,845)	(296)
Other income, net	898	1,562	4,898	786
Income before income tax	26,728	55,350	68,164	10,940
Income tax expenses	(10,011)	(18,107)	(9,227)	(1,481)
Net income attributable to Jiayuan.com International Ltd.	16,717	37,243	58,937	9,459
Accretion of Series A preferred shares	(8,690)	(3,222)	—	—
Income allocated to participating preferred shareholders	(16,717)	(12,681)	—	—
Net (loss)/income attributable to ordinary shareholders	(8,690)	21,340	58,397	9,459

2012 compared to 2011

Net Revenues.  Our total net revenues increased by 24.0% from RMB331.2 million in 2011 to RMB410.8 million (US$65.9 million) in 2012.

•                                          Net revenues from online services were RMB362.5 million (US$58.2 million), or 88.2% of our net revenues, in 2012, compared to RMB277.2 million, or 83.7% of our net revenues, in 2011.  The 30.8% increase in our net revenues from online services in 2012, compared to 2011, resulted primarily from a higher number of paying users and an increase of ARPU from RMB20.8 in 2011 to RMB24.7 (US$4.0).  Average monthly paying user accounts increased by 10.2% from 1,111,060 in 2011 to 1,224,890 in 2012.

•                                          Net revenues from events and VIP services were RMB47.4 million (US$7.6 million), or 11.5% of our net revenues, in 2012, compared to RMB51.2 million, or 15.5% of our net revenues, in 2011.  The 7.4% decrease in our net revenues from events and VIP services in 2012, compared to 2011, resulted primarily from the internal restructuring of our management team in this segment in the first half of 2012 in connection with the higher than expected turnover in VIP sales personnel.  Our average monthly VIP customers increased to approximately 330 customers in 2012 from approximately 296 customers in 2011 while the average contract value signed for our VIP services decreased by 10.1% in 2012 from 2011 as we focused on increasing the number of our VIP clients. In addition, net revenues from events services decreased as we decreased the number of events we held to 859 in 2012 from 1,066 in 2011.

•                                          Net revenues from other services were RMB0.9 million (US$0.1 million), or 0.3% of our net revenues, in 2012, compared to RMB2.8 million, or 0.8% of our net revenues, in 2011.  The 68.3% decrease in our net revenues from other services in 2012, compared to 2011, resulted primarily from our decision to reduce third-party advertisements on our Jiayuan.com website as part of our strategy to devote our Jiayuan online dating platform to using a results-based fee structure.

Cost of Revenues.  Our total cost of revenues increased by 37.1% to RMB143.7million (US$23.1 million) in 2012 from RMB104.8 million in 2011.  This increase resulted primarily from increases in personnel costs, fees to third-party payment providers, broadband rental and network costs, depreciation expenses and operating lease expenses.

•                                          Cost of revenues from online services was RMB117.8 million (US$18.9 million) in 2012, compared to RMB73.4 million in 2011.  Our cost of revenues from online services, which primarily comprises of fees to third-party payment providers, personnel costs, broadband rental and network costs, is related to the number of active user accounts as well as the manner by which paying user accounts pay for our services.  Our cost of revenues from online services grew in absolute amounts in 2012 and increased as a percentage of our net revenues from online services to 32.5% in 2012 from 26.5% in 2011 due to the increase in percentage of user payments through telecommunications operators and the resulting higher commissions charged by our WVAS partners for these payments compared to online banking and online payment providers.

•                                          Cost of revenues from events and VIP services was RMB25.4 million (US$4.1 million) in 2012, compared to RMB26.2 million in 2011.  The 3.0% decrease in our cost of revenues from events and VIP services in 2012, compared to 2011, resulted primarily from a decrease in the number of the events we held in 2012 and a decrease of rental costs associated with organizing events to RMB4.4 million (US$0.7 million) in 2012 from RMB4.7 million in 2011 due to the decrease in the number of events we held in 2012.

•                                          Cost of revenues from other services was RMB0.5 million (US$0.1 million) in 2012, compared to RMB5.2 million in 2011.  The 91.0% decrease in our cost of revenues in 2012, compared to 2011, resulted primarily from a decrease in personnel costs after we shut down operation of Xique.com in March 2013.

Gross Profit and Gross Margin.  As a result of the foregoing, our gross profit increased by 18.0% to RMB267.1 million (US$42.9 million) in 2012 from RMB226.4 million in 2011.  Our gross margin decreased to 65.0% in 2012 from 68.4% in 2011.  This decrease was attributable primarily to the increase in the percentage of user payments through telecommunications operators and the resulting higher commissions paid to our WVAS partners.

•                                          Gross profit in online services increased to RMB244.7 million (US$39.3 million) in 2012 from RMB203.8 million in 2011.  Gross margin in online services decreased to 67.5% in 2012 from 73.5% in 2011, primarily due to the increase in percentage of user payments through telecommunications operators and the resulting higher commissions we paid to our WVAS partners.

•                                          Gross profit in events and VIP services decreased to RMB22.0 million (US$3.5 million) in 2012 from RMB25.1 million in 2011.  Gross margin in events and VIP services decreased to 46.5% in 2012 from 48.9% in 2011.  The decrease in gross margin resulted primarily from our decision to decrease the number of events we held as well as the higher than expected turnover in VIP sales personnel.

•                                          We had a gross profit in other services in the amount of RMB0.4 million (US$0.1 million) in 2012 primarily as a result of the decrease in costs associated with operating Xique.com, compared to a gross loss in the amount of RMB2.4 million in 2011.  We had a positive gross margin in other services of 47.7% in 2012, compared to a negative gross margin of 84.5% in 2011.

Operating Expenses.  Our total operating expenses increased by 15.4% to RMB215.3 million (US$34.6 million) in 2012 from RMB186.6 million in 2011.  This increase was primarily due to increases in our selling and marketing expenses and our research and development expenses.

•                                          Selling and Marketing Expenses.  Our selling and marketing expenses increased by 29.7% to RMB143.4 million (US$23.0 million) in 2012 from RMB110.5 million in 2011.  This increase resulted primarily from greater online spending on new user acquisitions, in particular on commercial search engines and Internet portals due to the increase in advertising fees charged by such third-party service providers.  Selling and marketing expenses through online channels such as on commercial search engines and Internet portals increased to RMB117.6 million (US$18.9 million) in 2012 from RMB75.7 million in 2011 while selling and marketing expenses on offline brand building efforts decreased to RMB13.4 million (US$2.1 million) in 2012 from RMB26.3 million in 2011.  Our selling and marketing expenses increased as a percentage of our net revenues, amounting to 34.9% of our net revenues in 2012, compared to 33.4% of our net revenues in 2011, primarily due to the increase in advertising fees charged by third-party advertising service providers.

•                                          General and Administrative Expenses.  Our general and administrative expenses decreased by 15.5% to RMB54.4 million (US$8.7 million) in 2012 from RMB64.3 million in 2011.  This decrease resulted primarily from a decrease in share-based compensation expenses to RMB7.4 million (US$1.2 million) in 2012 from RMB25.7 million in 2011 as a result of share-based awards which vested upon the completion of our initial public offering in the amount of RMB17.5 million in 2011.  In addition, share-based compensation expenses in 2012 were reduced by RMB4.9 million (US$0.8 million) due to the forfeiture of certain unvested options granted in prior years. This was partly offset by increased headcount and the increase in salaries and benefits for our general and administrative personnel as well as an increase in professional fees related to our SEC compliance expenses related to being a public company. Our general and administrative expenses decreased as a percentage of our net revenues, amounting to 13.2% of our net revenues in 2012, compared to 19.4% of our net revenues in 2011.

•                                          Research and Development Expenses.  Our research and development expenses increased to RMB17.6 million (US$2.8 million) in 2012 from RMB11.8 million in 2011.  This increase was primarily due to an increase in the number of our research and development personnel as well as an increase in average salary for such personnel.

Operating Income and Operating Margin.  As a result of the foregoing, our operating income increased by 30.1% to RMB51.8 million (US$8.3 million) in 2012 from RMB39.8 million in 2011.  Our operating margin increased slightly to 12.6% in 2012 from 12.0% in 2011, resulting primarily from the decrease in share-based compensation expenses.

Interest Income.  Our interest income increased by 162.4% to RMB13.3 million (US$2.1 million) in 2012 from RMB5.1 million in 2011 primarily due to the net proceeds we received from the initial public offering, which we held for a full year in 2012 compared to a partial year in 2011, and larger amount of funds we kept in fixed-rate short-term deposits and term deposits.

Foreign Currency Exchange (Loss)/Gain, Net.  Foreign currency exchange loss, net, was RMB1.8 million (US$0.3 million) in 2012 compared to a foreign currency exchange gain of RMB8.9 million in 2011 primarily as a result of the depreciation of the Renminbi against the U.S. dollar subsequent to the conversion of Renminbi to U.S. dollar in 2012.  A portion of the net proceeds from our initial public offering has been converted into Renminbi and are being held by our foreign subsidiaries whose functional currencies are the U.S. dollar.

Other Income, Net.  Our other income, net, increased to RMB4.9 million (US$0.8 million) in 2012 from RMB1.6 million in 2011.  The increase was primarily due to a government subsidy we received in 2012 in relation to local policies promoting high technology enterprises.

Income Tax Expenses.  Our income tax expenses decreased by 49.0% to RMB9.2 million (US$1.5 million) in 2012 from RMB18.1 million in 2011 as a result of certain preferential tax policies to which we were entitled.  Our effective income tax rate decreased to 13.5% in 2012 from 32.7% in 2011 due primarily to the preferential enterprise income tax rates applicable to Shanghai Miyuan and Shanghai Huaqianshu.

Net Income Attributable to Jiayuan.com International Ltd. and Net Margin.  As a result of the foregoing, our net income attributable to Jiayuan.com International Ltd. increased by 58.2% to RMB58.9 million (US$9.5 million) in 2012 from RMB37.2 million in 2011.  Our net margin increased to 14.3% in 2012 from 11.2% in 2011.

Accretion of Series A Preferred Shares.  Accretion of Series A preferred shares decreased to nil in 2012 from RMB3.2 million in 2011 as a result of all of our preferred shares having automatically converted into ordinary shares immediately upon the completion of our initial public offering in May 2011.

Income Allocated to Participating Preferred Shareholders.  Income allocated to participating preferred shareholders decreased to nil in 2012 from RMB12.7 million in 2011 due to all of our preferred shares having automatically converted into ordinary shares immediately upon the completion of our initial public offering in May 2011.

Net Income Attributable to Ordinary Shareholders.  Net income attributable to ordinary shareholders increased by 176.2% to RMB58.9 million (US$9.5 million) in 2012 from RMB21.3 million in 2011.

2011 compared to 2010

Net Revenues.  Our total net revenues increased by 97.7% from RMB167.6 million in 2010 to RMB331.2 million in 2011.

•                                          Net revenues from online services were RMB277.2 million, or 83.7% of our net revenues, in 2011, compared to RMB134.1 million, or 80.0% of our net revenues, in 2010.  The 106.8% increase in our net revenues from online services in 2011, compared to 2010, resulted primarily from greater acceptance and a higher number of paying users.  Average monthly paying user accounts increased by 100.9% from 552,930 in 2010 to 1,111,060 in 2011.

•                                          Net revenues from events and VIP services were RMB51.2 million, or 15.5% of our net revenues, in 2011, compared to RMB26.3 million, or 15.7% of our net revenues, in 2010.  The 95.1% increase in our net revenues from events and VIP services in 2011, compared to 2010, resulted primarily from providing more-specifically designed services for VIP customers, which produced better results and helped to attract more VIP customers. The resulting increased demand and brand recognition enabled us to increase our fees for VIP services.  Our average monthly VIP customers increased from approximately 220 customers in 2010 to approximately 296 customers in 2011 and the average contract value signed for our VIP services increased by 36.3% in 2011 from 2010.  In addition, net revenues from events services increased as the average price of tickets increased.

•                                          Net revenues from other services were RMB2.8 million, or 0.8% of our net revenues, in 2011, compared to RMB7.3 million, or 4.3% of our net revenues, in 2010.  The 61.2% decrease in our net revenues from other services in 2011, compared to 2010, resulted primarily from our decision to reduce third-party advertisements on our Jiayuan.com website as part of our strategy to devote our online dating platform to using a results-based fee structure.

Cost of Revenues.  Our total cost of revenues increased by 71.7% to RMB104.8 million in 2011 from RMB61.0 million in 2010.  This increase resulted primarily from increases in personnel costs, fees to third-party payment providers, broadband rental and network costs, depreciation expenses, operating lease expenses and share-based compensation expenses.

•                                          Cost of revenues from online services was RMB73.4 million in 2011, compared to RMB40.2 million in 2010.  Our cost of revenues from online services, which primarily comprises of fees to third-party payment providers, broadband rental, network costs and personnel costs, is directly related to the number of active user accounts.  While our cost of revenues from online services grew in absolute amounts in 2011 due to the growth in active user accounts, they declined as a percentage of our net revenues from online services to 26.5% in 2011 from 30.0% in 2010 due to the increase in the number of paying user accounts.

•                                          Cost of revenues from events and VIP services was RMB26.2 million in 2011, compared to RMB18.8 million in 2010.  The 39.4% increase in our cost of revenues from events and VIP services in 2011, compared to 2010, resulted primarily from an increase in personnel and events costs as personnel costs increased to RMB16.1 million in 2011 from RMB12.1 million in 2010 and event costs increased to RMB3.4 million in 2011 from RMB2.5 million in 2010.  Personnel costs increased primarily as a result of our increase in personnel costs for VIP services while event costs increased primarily as result of the increase in number of events.

•                                          Cost of revenues from other services was RMB5.2 million in 2011, compared to RMB2.0 million in 2010.  The 155.9% increase in our cost of revenues in 2011, compared to 2010, resulted primarily from personnel costs associated with operating Xique.com.

Gross Profit and Gross Margin.  As a result of the foregoing, our gross profit increased by 112.5% to RMB226.4 million in 2011 from RMB106.5 million in 2010.  Our gross margin increased to 68.4% in 2011 from 63.6% in 2010.  This growth was attributable primarily to our online services segment as a result of the substantial growth in the number of our paying user accounts, increasing faster than the increase in the number of active user accounts.

•                                          Gross profit in online services increased to RMB203.8 million in 2011 from RMB93.8 million in 2010.  Gross margin in online services increased to 73.5% in 2011 from 70.0% in 2010, primarily as a result of the improved cost efficiency due to the economies of scale achieved through our growing number of paying user accounts.

•                                          Gross profit in events and VIP services increased to RMB25.1 million in 2011 from RMB7.5 million in 2010.  Gross margin in events and VIP services increased to 48.9% in 2011 from 28.5% in 2010.  The increase in gross margin resulted primarily from the increase in fees for our VIP services.

•                                          We had a gross loss in other services in the amount of RMB2.4 million in 2011 primarily as a result of our decision to reduce our online advertising business and the increase in costs associated with operating Xique.com, compared to a gross profit in the amount of RMB5.2 million in 2010.  We had a negative gross margin in other services of 84.5% in 2011, compared to a gross margin of 72.0% in 2010.

Operating Expenses.  Our total operating expenses increased by 126.0% to RMB186.6 million in 2011 from RMB82.6 million in 2010.  This increase was primarily due to increases in our selling and marketing expenses, our general and administrative expenses and our research and development expenses.

•                                          Selling and Marketing Expenses.  Our selling and marketing expenses increased by 91.0% to RMB110.5 million in 2011 from RMB57.9 million in 2010.  This increase resulted primarily from greater online spending on new user acquisitions, in particular on commercial search engines and Internet portals due to the increase in advertising fees charged by such third-party service providers as well as offline brand building efforts.  Selling and marketing expenses through online channels such as on commercial search engines and Internet portals increased to RMB75.7 million in 2011 from RMB40.0 million in 2010.  Selling and marketing expenses on offline brand building efforts increased to RMB26.3 million in 2011 from RMB15.9 million in 2010.  Our selling and marketing expenses decreased as a percentage of our net revenues, amounting to 33.4% of our net revenues in 2011, compared to 34.5% of our net revenues in 2010, primarily due to improving monetization of our users.

•                                          General and Administrative Expenses.  Our general and administrative expenses increased by 164.2% to RMB64.3 million in 2011 from RMB24.3 million in 2010.  This increase resulted primarily from the increased headcount and the increase in salaries and benefits for our general and administrative personnel as well as an increase in professional fees related to our initial public offering and SEC compliance expenses related to being a public company.  In addition, share-based compensation expenses increased from RMB4.2 million in 2010 to RMB25.7 million in 2011 as a result of share-based awards which vested upon the completion of our initial public offering in the amount of RMB17.5 million.  Our general and administrative expenses increased as a percentage of our net revenues, amounting to 19.4% of our net revenues in 2011, compared to 14.5% of our net revenues in 2010.

•                                          Research and Development Expenses.  Our research and development expenses increased to RMB11.8 million in 2011 from RMB0.4 million in 2010.  This increase was primarily due to an increase in the number of our research and development personnel.

Operating Income and Operating Margin.  As a result of the foregoing, our operating income increased by 66.2% to RMB39.8 million in 2011 from RMB24.0 million in 2010.  Our operating margin decreased from 14.3% in 2010 to 12.0% in 2011, resulting primarily from higher selling and marketing expenses, particularly online spending on new user acquisitions.

Interest Income.  Our interest income increased by 170.6% to RMB5.1 million in 2011 from RMB1.9 million in 2010 primarily due to the net proceeds we received from the initial public offering and larger amount of funds we kept in fixed-rate short-term deposits and term deposits.

Foreign Currency Exchange Gain, Net.  Foreign currency exchange gain, net, was RMB8.9 million in 2011 compared to nil in 2010 primarily as a result of the appreciation of the Renminbi against the U.S. dollar.  The majority of the net proceeds from our initial public offering has been converted into Renminbi in 2011 and are being held by our foreign subsidiaries whose functional currencies are the U.S. dollar.

Other Income, Net.  Our other income, net, increased to RMB1.6 million in 2011 from RMB0.9 million in 2010.  The increase was primarily due to a government subsidy we received in 2011.

Income Tax Expenses.  Our income tax expenses increased by 80.9% to RMB18.1 million in 2011 from RMB10.0 million in 2010 as a result of our increased pre-tax profit.  Our effective income tax rate decreased to 32.7% in 2011 from 37.5% in 2010 due primarily to the preferential enterprise income tax rate applicable to Shanghai Miyuan.  This was partially offset by the effects of (i) non-deductible share-based compensation expenses, and (ii) advertising expenses exceeding the maximum deductible allowance of 15% of revenues, as determined under PRC GAAP, and net operating losses in certain PRC entities which are not expected to be utilized in the foreseeable future.

Net Income Attributable to Jiayuan.com International Ltd. and Net Margin.  As a result of the foregoing, our net income attributable to Jiayuan.com International Ltd. increased by 122.8% to RMB37.2 million in 2011 from RMB16.7 million in 2010.  Our net margin increased from 10.0% in 2010 to 11.2% in 2011.

Accretion of Series A Preferred Shares.  Accretion of Series A preferred shares decreased to RMB3.2 million in 2011 from RMB8.7 million in 2010.  We accreted the preferred shares to the redemption amount on the earliest redemption date using the effective interest method.  All of our preferred shares were automatically converted into ordinary shares immediately upon the completion of our initial public offering in May 2011.

Income Allocated to Participating Preferred Shareholders.  Income allocated to participating preferred shareholders decreased to RMB12.7 million in 2011 from RMB16.7 million in 2010.  We allocated income to our preferred shareholders on a pari passu basis.  We paid all accrued but unpaid dividends due to our preferred shareholders in June 2011. Such dividends became payable to holders of our Series A preferred shares upon the completion of our initial public offering.

Net (Loss)/Income Attributable to Ordinary Shareholders.  Net income attributable to ordinary shareholders was RMB21.3 million in 2011, compared to a net loss attributable to ordinary shares in the amount of RMB8.7 million in 2010.

B.      Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations primarily through cash generated from operations, the issuance of Series A preferred shares and our initial public offering.  All of our Series A preferred shares were automatically converted into ordinary shares immediately upon the completion of our initial public offering in May 2011. Our cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.  As of December 31, 2010, 2011 and 2012, we had RMB19.4 million, RMB181.3 million and RMB257.7 million (US$41.4 million) in cash and cash equivalents, respectively.  As of December 31, 2010, 2011 and 2012, we had RMB116.0 million, RMB404.5 million and RMB233.0 million (US$37.4 million) of short-term deposits, respectively.  We anticipate that our primary sources of liquidity will come from cash flow from operations.

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

The following table sets forth information relating to our cash flows for the periods presented:

	For the year ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	79,576	86,895	57,685	9,259
Net cash (used in)/provided by investing activities	(71,609)	(320,900)	78,960	12,674
Net cash provided by/(used in) financing activities	—	400,133	(57,659)	(9,255)
Effect of exchange rate changes on cash and cash equivalents	—	(4,176)	(2,617)	(420)
Net increase in cash and cash equivalents	7,967	161,952	76,369	12,258
Cash and cash equivalents at beginning of year	11,421	19,388	181,340	29,107
Cash and cash equivalents at end of year	19,388	181,340	257,709	41,365

Operating Activities

Net cash provided by operating activities amounted to RMB57.7 million (US$9.3 million) in 2012, primarily attributable to net income of RMB58.9 million (US$9.5 million), deferred revenue of RMB32.0 million (US$5.1 million), depreciation and amortization of RMB13.4 million (US$2.2 million) and share-based compensation expenses of RMB13.4 million (US$2.1 million).  This was partially offset by prepaid expenses and other current assets of RMB31.7 million (US$5.1 million), net accounts receivable in the amount of RMB23.8 million (US$3.8 million), accrued expenses and other current liabilities of RMB5.4 million (US$0.9 million) and income tax payable of RMB2.3 million (US$0.4 million).  The increase in our deferred revenue was primarily due to the significant increase in prepayments for our online services such as purchases of virtual currencies and periodic subscription fees in connection with the increase in our revenue. The increase in our prepaid expenses and other receivables was primarily due to prepaid advertising expenses of RMB25.6 million (US$4.1 million) as a result of our business expansion.

Net cash provided by operating activities amounted to RMB86.9 million in 2011, primarily attributable to net income of RMB37.2 million, share-based compensation expenses of RMB30.5 million, deferred revenue of RMB23.2 million, accrued expenses and other current liabilities of RMB15.9 million and depreciation and amortization of RMB9.8 million.  This was partially offset by net accounts receivable in the amount of RMB10.7 million, foreign currency exchange net income of RMB8.9 million and prepaid expenses and other current assets of RMB6.9 million.  The increase in our deferred revenue was primarily due to the significant increase in prepayments for our online services such as purchases of virtual currencies and periodic subscription fees in connection with the increase in our revenue.  The increase in our accrued expenses and other current liabilities was primarily due to accrued salary and welfare expenses of RMB10.2 million and accrued advertising expenses of RMB7.4 million as a result of our business expansion.

Net cash provided by operating activities amounted to RMB79.6 million in 2010, primarily attributable to net income of RMB16.7 million, an increase in deferred revenue of RMB40.3 million, an increase in income tax payable of RMB9.4 million, an increase in accrued expenses and other current liabilities of RMB8.2 million and share-based compensation expenses of RMB7.0 million.  This was partially offset by an increase in prepaid expenses and other current assets of RMB2.6 million, such as advances to employees for business travel, reimbursement of expenses incurred by our users who participated in television programs and deposits paid in connection with advertising.  The increase in our deferred revenue was primarily due to the significant increase in prepayments for our online services such as purchases of virtual currencies and periodic subscription fees in connection with the increase in our revenue.  The increase in our accrued expenses and other current liabilities was primarily due to accrued salary and welfare expenses of RMB5.2 million, accrued business and other tax payables of RMB3.6 million and accrued advertising expenses of RMB2.6 million as a result of our business expansion.

Investing Activities

Net cash used in or provided by investing activities largely reflects our cash management, and to a lesser extent our purchases of equipment in connection with our servers and computers.

Net cash provided by investing activities was RMB79.0 million (US$12.7 million) in 2012, primarily attributable to the maturity of short-term deposits totaling RMB404.5 million (US$64.9 million), partially offset by placement of short-term deposits in the amount of RMB233.0 million (US$37.4 million) and purchases of property and equipment totaling RMB83.1 million (US$13.3 million).

Net cash used in investing activities was RMB320.9 million in 2011, primarily attributable to investment in short-term deposits and term deposits totaling RMB414.5 million and purchases of equipment totaling RMB22.4 million, partially offset by maturities of short-term deposits totaling RMB116.0 million.

Net cash used in investing activities was RMB71.6 million in 2010, primarily attributable to investment in short-term deposits totaling RMB116.0 million and purchases of equipment totaling RMB13.6 million, partially offset by maturities of short-term deposits totaling RMB58.0 million.

Financing Activities

Net cash used in financing activities in 2012 was RMB57.7 million (US$9.3 million), primarily reflecting repurchases of our ordinary shares in the amount of RMB63.7 million (US$10.2 million), partially offset by payments received in the amount of RMB6.0 million (US$1.0 million) relating to issuances of ordinary shares in connection with the exercise of share options.

Net cash generated from financing activities in 2011 was RMB400.1 million, primarily reflecting proceeds from our initial public offering.

We generated no net cash from, and used no net cash in, financing activities in 2010.

Capital Expenditures

Our capital expenditures amounted to RMB87.6 million (US$14.1 million) in 2012.  Our capital expenditures in 2012 were used primarily to purchase our new office building, intangible assets, servers and computer equipment for the further expansion of our business.

Our capital expenditures amounted to RMB14.8 million and RMB22.4 million in 2010 and 2011, respectively.  Our capital expenditures in 2010 and 2011 principally consisted of purchases of, or investments in, our online dating services network infrastructure, such as computers and servers, in connection with the significant increase in our registered user accounts and active user accounts.

Restrictions on Cash Transfers to Us

To fund any cash requirements we may have from time to time, we may need to rely on dividends, loans or advances made to us by our PRC subsidiaries.  We conduct substantially all of our operations through our PRC operating companies and Jiayuan Shanghai Center which generate substantially all of our revenues.  As our PRC operating companies are not owned by our PRC subsidiaries, they are unable to make dividend payments to our PRC subsidiaries.  Instead, our PRC subsidiaries have entered into contractual arrangements with their corresponding PRC operating companies and Jiayuan Shanghai Center to provide services to our PRC operating companies and Jiayuan Shanghai Center in return for cash payments.  In order for us to receive any dividends, loans or advances from our PRC subsidiaries, or to distribute any dividends to our shareholders and ADS holders, we will need to rely on these payments made from our PRC operating companies and Jiayuan Shanghai Center to our PRC subsidiaries.  Depending on the nature of services provided by our PRC subsidiaries to our PRC operating companies and Jiayuan Shanghai Center certain of these payments are subject to PRC taxes, including business taxes and value-added tax, which effectively reduce the amount that our PRC subsidiaries receive from our PRC operating companies and Jiayuan Shanghai Center.  In addition, the PRC government could impose restrictions on such payments or change the tax rates applicable to such payments.  See “Item 3. Key Information — D. Risk Factors—Risks Relating to Regulation of Our Business and to Our Structure—Our holding company structure may restrict our ability to receive dividends from, or transfer funds to, our PRC subsidiaries, which could restrict our ability to act in response to changing market conditions and reallocate funds among our Chinese entities in a timely manner.”

Regulations in the PRC currently permit payment of dividends of a PRC company, such as our PRC subsidiaries, only out of accumulated profits as determined in accordance with accounting standards and regulations in China.  Each of our PRC subsidiaries is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the cumulative amount reaches 50% of its registered capital. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiaries and operating companies are restricted in their ability to transfer net assets to us in terms of cash dividends, loans or advances.  Such restrictions amounted to approximately RMB23.8 million, RMB27.9 million and RMB30.4 million (US$4.9 million) as of December 31, 2010, 2011 and 2012, respectively.  These reserves are not distributable as cash dividends, or as loans or advances.  Our PRC operating companies may also allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds, which may not be distributed to us.  In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

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

As of December 31, 2012, we employed 24 technology employees who focus on the maintenance of our software and hardware infrastructure.  Our network infrastructure is designed to deliver high levels of availability, performance, security and scalability.  Our network infrastructure is based on a free, open source software bundle commonly referred to as “LAMP,” which consists of a software combination using a Linux operating system, Apache HTTP Server web server software, MySQL database management system and PHP, Perl and/or Python programming language.  Our infrastructure is designed for maximum flexibility and scalability, which we believe facilitates the addition of new features.  Our user support team regularly seeks feedback on the quality of our platform, which help us make improvements to our infrastructure.

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

As of December 31, 2012, we had a technology research, development and platform maintenance team of 77 engineers with experience and expertise in the fields of computing science and software development.  Our research and development efforts are also focused on keeping pace with technological advances in order to make our products and services competitive in the market, such as making our online dating services accessible through wireless devices. Since feature and functionality development and keeping pace with technological advances are critical elements to our strategy, we plan to expand our research and development team.  We also have software in place to monitor potential employee misuse of information provided by our users.

Our research and development expenses were RMB0.4 million, RMB11.8 million and RMB17.6 million (US$2.8 million) in 2010, 2011 and 2012, respectively.

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2012 to December 31, 2012 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.                                    Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2012:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(RMB in thousands)
Operating lease obligations	8,805	5,136	3,597	72	—

Our operating lease obligations consist of office lease obligations for our offices in various locations across China.  These leases expire at different times from April 2013 through March 2016 and will become subject to renewal.  We intend to evaluate the need to renew each office lease on a case-by-case basis within a reasonable time prior to its expiration.  Our principal executive offices in Beijing have been situated at their current location since July 2007.  The lease for a portion of our principal executive offices expires in September 2013 and the lease for the remainder expires in April 2013, as a result of our acquisition of new office space in early 2013.

As of December 31, 2012, other than operating lease obligations, we did not have any other contractual obligations, including long-term debt obligations or purchase obligations.

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

Name	Age	Position
Yongqiang Qian	40	Director, Co-Chairman of the Board
Haiyan Gong	37	Director, Co-Chairman of the Board
JP Gan	41	Independent Director
Jianzhang Liang	43	Independent Director
Xiaochuan Wang	35	Independent Director
Paul Keung	43	Independent Director
Linguang Wu	40	Director, Chief Executive Officer
Shang-Hsiu Koo	32	Chief Financial Officer
Hui Song	33	Senior Vice President of Finance and Accounting

Yongqiang Qian has been the chairman of our board of directors since 2007 and co-chairman of our board of directors since December 2012.  Prior to joining our board, Mr. Qian was a board member and vice president of New Oriental Education & Technology Group, a U.S. publicly-listed company, which he co-founded in November 1993, and served as a vice principal of Beijing New Oriental School and chief executive officer of New Oriental Online from 1993 to 2006.  Mr. Qian was the chairman of the board of Beijing Liandong Weiye Technology Development Co., Ltd.  Mr. Qian was a founder of New Oriental Online and established New Oriental Online’s distance education service and online book store in June 2000.  Mr. Qian received an MBA degree from the School of Management of Yale University in 2000 and graduated from North China University of Technology in 1994.

Haiyan Gong is our founder and was our chief executive officer from 2004 to 2012, co-chief executive officer in 2012 and has been co-chairman of our board of directors since December 2012 and a consultant since January 2013.  Ms. Gong founded our company from her Fudan University dormitory room in 2003 and has led us to build the largest online dating platform in China.  Her alias, “小龙女” (Xiao Long Nv), is well-recognized among users of online dating services in China.  Ms. Gong has been described by various media outlets, including China Central Television, as the most famous online matchmakers in China.  In addition, Ms. Gong received the China Entrepreneur Top Businesswoman Award (2011 年中国企业家商界木兰) and the iResearch New Economy Best CEO Award (艾瑞 2007 年新经济最佳年度人物) in 2007. Ms. Gong also met her husband through our platform.  Ms. Gong received a master’s degree in communications from Fudan University in 2004 and received a bachelor’s degree from Peking University in 2002.

JP Gan has served as a director of our company since 2007 and as an independent director since May 2012.  Mr. Gan is a managing director and has served as a member of the investment committee of Qiming Venture Partners.  From 2005 to 2006, Mr. Gan was the chief financial officer of KongZhong Corporation, a Nasdaq-listed wireless internet company.  Prior to joining KongZhong Corporation, Mr. Gan was a director of the Carlyle Group responsible for venture capital investments in the Greater China region from 2000 to 2005.  Mr. Gan worked in the investment banking division of Merrill Lynch in Hong Kong from 1999 to 2000 and worked at PricewaterhouseCoopers LLP in the United States from 1994 to 1997.  Mr. Gan is a member of the board of directors of Taomee Holdings Ltd. and Ctrip.com International Limited, both of which are U.S. publicly-listed companies.  He obtained an MBA degree from the University of Chicago Graduate School of Business in 1999 and a bachelor of business administration from the University of Iowa in 1994.

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

Xiaochuan Wang has served as our independent director since May 2012.  Mr. Xiaochuan Wang has been the chief executive officer of Sogou.com, or Sogou, a business unit of NASDAQ-listed Sohu.com Inc., or Sohu, since August 2010. In this role, he has led the development of a range of popular Sogou-branded products, including a search engine, Chinese character input tool and web browser. Mr. Wang also currently serves as chief technology officer at Sohu, overseeing the firm’s research and development efforts. Prior to joining Sohu, Mr. Wang worked at ChinaRen, previously the largest online Chinese alumni club, where he spearheaded the development of the first open promotion search engine platform in China. He joined Sohu in 2000 upon its acquisition of ChinaRen. He holds a bachelor’s degree in computer science and a master’s degree in engineering from Tsinghua University.

Paul Keung has served as our independent director since May 2012.  Mr. Paul Keung has served as chief financial officer and senior vice president of business development at NYSE-listed Taomee Holdings Limited, or Taomee, since February 2011. Prior to joining Taomee, Mr. Keung was managing director at Oppenheimer Investments Asia from 2008 to 2009, where he oversaw the firm’s Asia research practice. Between 2000 and 2008, Mr. Keung was executive director of CIBC World Markets, where he was primarily responsible for coverage of the Internet and media sectors in the US and China . From 1998 to 2000, Mr. Keung served as chief information officer at Wyndham International, a global hospitality company. Between 1994 and 1998, he held various roles in investment banking and equity research at Deutsche Morgan Grenfell, PaineWebber Securities, and Salomon Brothers.  He holds a bachelor’s degree in hotel administration from Cornell University and a master’s degree in real estate from New York University.

Linguang Wu has served as our chief executive officer since December 2012 and was our co-chief executive officer from March 2012 to December 2012.  Mr. Wu was previously a vice president of Nasdaq-listed KongZhong Corporation, or KongZhong, a provider of digital entertainment services for consumers in China, where he served in various managerial roles from 2002 until 2011. Mr. Wu was a member of the founding team at KongZhong and held numerous management positions, overseeing technology, operations, billing and licensing for the mobile and online game divisions over a ten-year career at KongZhong.  Before joining KongZhong, Mr. Wu was a technology manager at Sohu.com from 2000 to 2002, where he was responsible for several key projects, including Sohu.com’s flash mail, alumni club and website security. Mr. Wu received his bachelor’s degree in electronic engineering from the University of Science and Technology of China in 1995.

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

Hui Song joined us as our financial controller in July 2010 and became our vice president of finance and accounting in January 2011.  Mr. Song was promoted to senior vice president of finance and accounting in December 2011.  Prior to joining us, Mr. Song was an auditor at KPMG from August 2001 to June 2010, serving as an audit manager from 2007 to 2010.  Mr. Song received his bachelor’s degree in accounting from Capital University of Economics and Business in 2001.  He is a member of the Chinese Institute of Certified Public Accountants, a member of the Hong Kong Institute of Certified Public Accountants and a member of the Certified Internal Auditors.

B.                 Compensation

The aggregate cash compensation paid to our directors and executive officers was RMB6.6 million (US$1.1 million) and options to acquire an aggregate of 1,195,000 ordinary shares and 252,692 restricted share were granted to our directors and executive officers in 2012.  No pension, retirement or similar benefits has been set aside or accrued for our executive officers or directors.  We have no service contracts with any of our directors providing for benefits upon termination of employment.

Our PRC companies are required under PRC law to make contributions equal to a certain percentage of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefit.

Equity Compensation Plan

In April 2007, our board of directors and our shareholders adopted an equity compensation plan, or our Original 2007 Plan, to attract, motivate, reward and retain selected employees, consultants and other eligible persons, and hence to drive the success of our business.  We amended our Original 2007 Plan in December 2010 to increase the total number of ordinary shares reserved under our 2007 Plan from 2,960,606 ordinary shares to 5,233,920 ordinary shares.  We further amended our Original 2007 Plan in March 2011 and renamed it as 2007 Share Incentive Plan, or our 2007 Plan. In June 2012, we increased the total number of ordinary shares reserved under our 2007 Share Incentive Plan from 5,233,920 ordinary shares to 7,633,920 ordinary shares, and amended the 2007 Plan to allow the administrator of the 2007 Share Incentive Plan to have additional flexibility to re-price awards granted under this Plan, including the re-pricing of “underwater” share options, without shareholder approval.

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

The table below sets forth the option grants made to our directors and executive officers pursuant to the 2007 Plan as of December 31, 2012.

Name	Number of Ordinary Shares to be Issued Upon Exercise of Options (1)	Exercise Price per Ordinary Share (in US$)	Date of Grant	Date of Expiration

Yongqiang Qian	50,000	0.30	June 6, 2007	June 5, 2013
	200,000	1.045	February 1, 2009	January 31, 2015
	60,000	3.227	July 12, 2012	July 11, 2018
Haiyan Gong	50,000	0.30	June 6, 2007	June 5, 2013
	60,000	3.227	July 12, 2012	July 11, 2018
JP Gan	50,000	0.30	June 6, 2007	June 5, 2013
	60,000	3.227	July 12, 2012	July 11, 2018
	75,000	3.72	March 16, 2012	March 15, 2018
Jianzhang Liang	25,862	3.227	July 27, 2011	July 26, 2017
	60,000	3.227	July 12, 2012	July 11, 2018
Xiaochuan Wang	75,000	3.63	May 1, 2012	April 30, 2018
	60,000	3.227	July 12, 2012	July 11, 2018
Paul Keung	75,000	3.63	May 1, 2012	April 30, 2018
	60,000	3.227	July 12, 2012	July 11, 2018
Linguang Wu	232,500	3.72	March 16, 2012	March 15, 2018
	150,000	3.113	December 21, 2012	December 20, 2018
Shang-Hsiu Koo	138,888	3.227	December 8, 2010	December 7, 2016
	100,000	2.927	June 1, 2012	May 31, 2018
	30,000	3.113	December 21, 2012	December 20, 2018
Hui Song	57,551	1.2563	July 1, 2010	June 30, 2016
	3,448	3.227	July 13, 2011	July 12, 2017
	30,000	3.85	December 21, 2011	December 20,2017
	75,000	2.927	June 1, 2012	May 31, 2018
	22,500	3.113	December 21, 2012	December 20, 2018
Other employees and nonemployees	2,567,633	0.30-7.44	June 6, 2007- December 21, 2012	June 5, 2013 - December 20, 2018

(1)         Every two American depositary shares represents three ordinary shares.

In July, 2012, our compensation committee approved modification of the exercise price of certain outstanding employee share options. Certain share options, all of which had been previously issued pursuant to the 2007 Original Plan or the 2007 Share Incentive Plan, were cancelled and replaced with share options with a decreased number of underlying shares and a lower exercise price based on the closing price of the Company’s ADSs on the Nasdaq Global Select Market on July 12, 2012, which was US$3.23 per ordinary share. The modification of the exercise price is applicable equally to options vested and unvested and to options granted to our directors and executive officers under the 2007 Original Plan and the 2007 Share Incentive Plan. The total compensation cost associated with the modification of the exercise price was not material.

The repriced options had originally been issued with exercise prices ranging from US$5.00 to US$7.44 per ordinary share. As a result of the reduction in our ADS price, we believed that such share options would provide better incentives to our employees if they were re-priced.

The table below sets forth the restricted share awards made to our directors and executive officers pursuant to the 2007 Plan as of December 31, 2012.

Name	Number of Restricted Shares	Date of Grant	End of Vesting Period

Linguang Wu	232,500	March 16, 2012	March 16, 2016
Shang-Hsiu Koo	11,538	December 21, 2012	December 21, 2016
Hui Song	8,654	December 21, 2012	December 21, 2016

The restricted shares will begin to vest during the year ending December 31, 2013. For the year ended December 31, 2012, we recorded share-based compensation of RMB2.4 million (US$0.4 million) related to the Restricted Shares using the graded-vesting method. As of December 31, 2012, unrecognized compensation expenses relating to the non-vested restricted shares amounted to RMB3.4 million (US$0.6 million). These expenses are expected to be recognized over a weighted average period of 1.06 years.

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

Audit Committee.  Our audit committee consists of Messrs. Paul Keung, Jianzhang Liang and Xiaochuan Wang.  Mr. Paul Keung is the chairman of our audit committee.  Our board of directors has determined that each of Messrs. Paul Keung, Jianzhang Liang and Xiaochuan Wang satisfy the “independence” requirements of Rule 5605 of the Nasdaq Listing Rules and meet the criteria for independence set forth in Section 10A(m)(3)(B)(i) of the Securities Exchange Act of 1934, or the Exchange Act.  In addition, our board of directors has determined that Mr. Paul Keung qualifies as an audit committee financial expert under the applicable SEC rules and as a financially sophisticated audit committee member under Rule 5605(c)(2)(A) of the Nasdaq Listing Rules.

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

Compensation Committee.  Our compensation committee consists of Messrs. Jianzhang Liang, Xiaochuan Wang and JP Gan.  Mr. Liang is the chairman of our compensation committee.  Messrs. Jianzhang Liang and Xiaochuan Wang satisfy the “independence” requirements of Rule 5605 of the Nasdaq Listing Rules.  Our compensation committee will assist the board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers.

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Messrs. JP Gan and Paul Keung.  Mr. Gan is the chairman of our nominating and corporate governance committee.  Messrs. JP Gan and Paul Keung satisfy the “independence” requirements of Rule 5605 of the Nasdaq Listing Rules.  The nominating and corporate governance committee will assist our board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees.

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

Terms of Directors and Executive Officers

Each of our directors holds office until removed from office by a special resolution or otherwise vacated in accordance with our second amended and restated memorandum and articles of association.  All of our executive officers are appointed by and serve at the discretion of our board of directors.

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

D.                 Employees

As of December 31, 2012, we had 511 full-time employees.  We had a total of 382 and 477 full-time employees as of December 31, 2010 and 2011, respectively.  The following table sets forth the number of our employees by function as of December 31, 2012.

Number of
Employees
Member/customer service	84
Sales	146
Marketing	54
General and administration	50
Technical support	177
Total	511

As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans.  We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.  The total amount of contributions we made to employee benefit plans in 2010, 2011 and 2012 was RMB6.6 million, RMB11.7 million and RMB14.0 million (US$2.2 million), respectively.

We enter into a standard annual employment contract with most of our officers, managers and employees.  These contracts typically include a non-competition provision effective during their employment with us.

We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes.

E.                 Share Ownership

The following table sets forth information known to us with respect to the beneficial ownership of our ordinary shares as of April 29, 2013, taking into account the number of ordinary shares underlying our outstanding options, by:

•                                          each of our directors and executive officers; and

•                                          each person who is known to us to be the beneficial owner of more than 5.0% of our ordinary shares.

	Ordinary Shares Beneficially Owned
	Number(1)	Percent(1)
Directors and Executive Officers:
Yongqiang Qian(2)	10,676,711	22.2%
Haiyan Gong(3)	9,316,198	19.4%
JP Gan(4)	7,856,638	16.3%
Jianzhang Liang	*	* %
Xiaochuan Wang	*	* %
Paul Keung	*	* %
Linguang Wu	*	* %
Shang-Hsiu Koo	*	* %
Hui Song	*	* %
Directors and Executive Officers Combined	28,249,386	58.7%
Principal Shareholders
Fame Gain Investments Limited(5)	10,426,711	21.7%
Aprilsky Ltd. (6)	9,316,198	19.4%
Funds affiliated with Qiming Venture Partners, L.P. (7)	7,849,294	16.3%

* Beneficially owns less than 1% of our ordinary shares.

(1)                                 Beneficial ownership is determined in accordance with the rules of the SEC.

(2)                                 Includes (i) 8,926,711 ordinary shares held by Fame Gain Investments Limited, a limited liability company organized under the laws of the British Virgin Islands, or Fame Gain; (ii) 1,000,000 restricted American depositary shares held by Fame Gain representing 1,500,000 ordinary shares and (iii) 250,000 ordinary shares underlying share options held by Mr. Qian which are currently exercisable or exercisable within 60 days of April 29, 2013. Fame Gain Investments Limited is 100% owned by Mr. Qian. The registered address for Fame Gain Investments Limited is P.O. Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands. The business address of Mr. Qian is Room 1005, Changxin Building, No. 39 Anding Road, Chaoyang District, Beijing, the People’s Republic of China.

(3)                                 Includes (i) two ordinary shares held by Aprilsky Ltd.; (ii) 6,177,464 restricted American depositary shares held by Aprilsky Ltd. representing 9,266,196 ordinary shares and (iii) 50,000 ordinary shares underlying share options held by Aprilsky Ltd. which are currently exercisable or exercisable within 60 days of April 29, 2013. Aprilsky Ltd. is 100% owned by Ms. Gong. Aprilsky Ltd.’s registered address is Kingston Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands. The business address for Ms. Gong is Room 1005, Changxin Building, No. 39 Anding Road, Chaoyang District, Beijing, the People’s Republic of China.

(4)                                Includes (i) 7,668,527 ordinary shares held by Qiming Venture Partners, L.P., (ii) 114,673 ordinary shares held by Qiming Managing Directors Fund, L.P. and (iii) 73,438 ordinary shares underlying share options held by Mr. Gan which are currently exercisable or exercisable within 60 days of April 29, 2013. The general partner of Qiming Venture Partners, L.P. is Qiming GP, L.P., a Cayman Islands exempted limited partnership. The general partner of both Qiming Managing Directors Fund, L.P. and Qiming GP, L.P. is Qiming Corporate GP, Ltd., a Cayman Islands limited company. See also note (7) to this table below. Mr. Gan is a managing director of and participates on the investment committee of Qiming Corporate GP, Ltd. Mr. Gan disclaims beneficial ownership of the ordinary shares owned by Qiming Venture Partners, L.P. and Qiming Managing Directors Fund, L.P. and the ordinary shares underlying the share options. The business address for Mr. Gan is 11400 SE Sixth Street, Suite 100 Bellevue, Washington 98004, USA.

(5)                                Includes (i) 8,926,711 ordinary shares held by Fame Gain Investments Limited and (ii) 1,000,000 restricted American depositary shares held by Fame Gain representing 1,500,000 ordinary shares. Fame Gain Investments Limited is 100% owned by Mr. Qian. The registered address for Fame Gain Investments Limited is P.O. Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands. The business address of Mr. Qian is Room 1005, Changxin Building, No. 39 Anding Road, Chaoyang District, Beijing, the People’s Republic of China.

(6)                                 See note (3).

(7)                                 Includes (i) 7,668,527 ordinary shares held by Qiming Venture Partners, L.P., (ii) 114,673 ordinary shares held by Qiming Managing Directors Fund, L.P. and (iii) 66,094 ordinary shares underlying share options held by JP Gan which are currently exercisable or exercisable within 60 days of April 29, 2013.  Qiming Venture Partners, L.P. and Qiming Managing Directors Fund, L.P. are collectively referred to as the Qiming Funds. The general partner of Qiming Venture Partners, L.P. is Qiming GP, L.P., a Cayman Islands exempted limited partnership. The general partner of both Qiming Managing Directors Fund, L.P. and Qiming GP, L.P. is Qiming Corporate GP, Ltd., a Cayman Islands limited company. Voting and investment power of the shares held by the Qiming Funds is exercised by the investment committee of Qiming Corporate GP, Ltd., which consists of Duane Kuang, Gary Rieschel, JP Gan and Robert Headley, each of whom disclaims beneficial ownership of the ordinary shares owned by the Qiming Funds except to the extent of his respective pecuniary interest therein. The registered address of the Qiming Funds, Qiming GP, L.P. and Qiming Corporate GP, Ltd. is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

To our knowledge, we had a total of five record holders in the United States. Citibank, N.A., as the depositary of our ADS facility, holds approximately 57.5% of our total outstanding ordinary shares. The number of beneficial owners of our ADSs in the United States is likely much larger than the number of record holders of our ordinary shares in the United States.

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

Stock Option Grants

See “Item 6. Directors, Senior Management and Employees — Compensation of directors and executive officers.”

Consultant Agreement with Ms. Haiyan Gong

We entered into a consultant agreement with Ms. Haiyan Gong, our founder and non-executive co-chairman of our board of directors, in December 2012.  Under this agreement, Ms. Gong agrees to provide, among other things, certain consultant services for a term of three years and will receive a monthly fee of RMB49,409.

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

Dividend policy

Except for dividends paid to holders of our Series A preferred shares, we have not paid any dividends since our inception. We currently intend to retain most, if not all, available funds and any future earnings to finance our business and to fund the growth and expansion of our business. Our board of directors has complete discretion as to whether to distribute dividends.

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

The following table provides the high and low trading prices for our ADSs on the NASDAQ Global Select Market for the periods shown.

	Trading Price
	High	Low
	US$	US$
Annual Highs and Lows
2011 (from May 11, 2011)	16.12	5.50
2012	7.95	3.60

Quarterly Highs and Lows
May 11-June 30, 2011	15.80	9.12
July 1-September 30, 2011	16.12	7.50
October 1-December 31, 2011	10.88	5.50
January 1-March 31, 2012	7.95	5.11
April 1-June 30, 2012	5.56	3.60
July 1-September 30, 2012	5.65	3.84
October 1-December 31, 2012	6.68	4.55
January 1-March 31, 2013	6.05	4.64

Monthly Highs and Lows
2012
October	6.68	5.28
November	5.93	4.70
December	5.63	4.55
2013
January	6.05	5.19
February	5.75	5.16
March	5.74	4.64
April (through April 26, 2013)	5.45	4.92

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

Passive Foreign Investment Company

Based upon the composition of our income and assets and valuation of our assets, including goodwill, we do not believe we were a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2012.  In general, we will be a PFIC for any taxable year in which:

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

Non-U.S. holders

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on dividends paid by us with respect to our ordinary shares or our ADSs unless the income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States.

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our ordinary shares or our ADSs unless such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States or the Non-U.S. Holder is a natural person who is present in the United States for 183 days or more and certain other conditions exist.

Dividends and gains that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States generally will be subject to tax in the same manner as they would be if the Non-U.S. Holder were a U.S. Holder, except that the passive foreign investment company rules will not apply. Effectively connected dividends and gains received by a corporate Non-U.S. Holder may also be subject to an additional branch profits tax at a 30.0% rate or a lower tax treaty rate.

Information reporting and backup withholding

In general, information reporting requirements will apply to dividends in respect of our ordinary shares or our ADSs or the proceeds received on the sale, exchange or redemption of our ordinary shares or our ADSs paid within the United States (and in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients, such as corporations, and backup withholding tax may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its U.S. federal income tax returns. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability provided that the appropriate returns are filed.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status to the payor, under penalties of perjury, on IRS Form W-8BEN.

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

Credit Risk

Financial instruments that potentially subject us to significant concentration of credit risk primarily consist of cash and cash equivalents, short-term deposits, accounts receivable and term deposits.  As of December 31, 2010, 2011 and 2012, substantially all of our cash and cash equivalents and short-term deposits were held by banks located in the PRC that we believes are of high-credit ratings and quality. Accounts receivable are typically unsecured and are mainly derived from revenue collected by distribution and collections companies on our behalf in the PRC.  The risk with respect to accounts receivable is mitigated by credit evaluations that we perform on the distribution and collections companies and our ongoing monitoring of outstanding balances.

Foreign Currency Risk

Substantially all our revenues and expenses are denominated in Renminbi, with a portion in U.S. dollars.  Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars.  Such fluctuations will also affect us with respect to the translation of the net proceeds we receive from our initial public offering into Renminbi.  Furthermore, a decline in the value of the Renminbi could reduce the U.S. dollar equivalent of the value of the earnings from, and our investments in, our PRC companies.  Based on the amount of our U.S. dollar denominated cash and cash equivalents as of December 31, 2012, a 10% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB19.0 million (US$3.1 million) of our total amount of cash and cash equivalents.  To the extent we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations or other uses within the PRC, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion.

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

Inflation Risk

In recent years, China has not experienced significant inflation, and therefore inflation has not had a significant effect on our business.  Although we have not in the past been materially affected by any such inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.  For example, certain operating costs and expenses, such as personnel expenses, building leasing expenses, travel expenses and office operating expenses may increase as a result of higher inflation.  We are not able to hedge our exposures to higher inflation in China.  According to the National Bureau of Statistics in China, the change in the Consumer Price Index in China was 3.3%, 5.4% and 2.6% in 2010, 2011 and 2012, respectively.

Interest Rate Risk

Our exposure to the interest rate risk primarily relates to the interest income generated by excess cash invested in short-term deposits and term deposits.  Interest earning instruments carry a degree of interest rate risk.  We have not been exposed nor do we anticipate being exposed to material risks due to changes in market interest rates.  However, our future interest income may fall short of expectations due to changes in market interest rates.  Based on our interest earning instruments during the year ended December 31, 2012, a 10% change in the interest rates would result in an increase or decrease of RMB1.3 million (US$0.2 million) of our total amount of interest income for 2012.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. We received reimbursements in the amount of approximately US$202,990 in 2012.

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

We received net proceeds of approximately US$65.2 million from our initial public offering. From May 11, 2011, the effective date of our registration statement on Form F-1 for the offering, to December 31, 2012, we used the net proceeds as follows:

•                  in 2011, approximately US$4.0 million to pay accrued but unpaid dividends due to the holders of our Series A preferred shares payable upon the completion of our initial public offering, including US$3.0 million to Fame Gain, Qiming Venture Partners, L.P. and Qiming Managing Directors Fund, L.P.; and

•                  in 2012, approximately US$11.2 million was used for general corporate purposes.

Proceeds from our initial public offering that have yet to be applied have been invested in bank deposits.

Item 15.            Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of December 31, 2012, the end of the period covered by this Annual Report, and has concluded that, as of such date, our disclosure controls and procedures were not effective.

Management’s Annual Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934, as amended). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management or our board of directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our interim or annual consolidated financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012 using criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, our management has concluded the following material weakness in internal control over financial reporting existed as of December 31, 2012.

•     We lack sufficient accounting personnel with appropriate knowledge to perform period-end reporting procedures under U.S. GAAP, to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP. Specifically, our controls did not operate effectively to ensure the appropriate and timely analysis of accounting for unusual and non-routine transactions and certain financial statement accounts, particularly, the assessments of the accounting for a government grant received in the third quarter of 2012.

We had taken measures to address the material weakness including (1) hired an external consultant with relevant U.S. GAAP accounting experience for our finance and accounting department, and (2) provided additional accounting and financial reporting training for our existing personnel. We consider that the actions taken above have improved our internal control over financial reporting, and we will continue to take additional remedial steps to address the unusual and non-routine transactions, including but not limited to: (1) employing a full-time qualified professional with U.S. CPA qualifications with relevant U.S. GAAP accounting and SEC reporting experience for the finance and accounting department and consider hiring additional qualified accounting personnel with appropriate U.S. GAAP accounting and SEC reporting experience to cope with our business expansion; (2) providing structured and more frequent training courses to our finance staff to enhance their understanding of our policies and procedures and the application of the new accounting and reporting pronouncements; and (3) encouraging them to obtain U.S. CPA qualifications and fulfill annual continuing professional education requirements.

We consider that the actions we are taking, as listed above, will help remedy the material weakness referred to above, and help strengthen our general internal controls and procedures over financial reporting. However, the process of designing and implementing an effective financial reporting system represents a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. While we have developed a remediation plan to address this material weakness, this remediation plan or any additional plan we plan to implement may be insufficient to address our material weakness and additional material weaknesses may be discovered in the future. We plan to continue to address and remediate additional control deficiencies we may identify during our evaluation process in 2013. See “Item 3.D. Key Information—Risk Factors—Risks Factors Relating to Our Business—If we fail to develop or maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential shareholders could lose confidence in our financial reporting, which would harm the value of our ADSs.”

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an independent registered public accounting firm, as stated in their report which is included in Item 18 of this Annual Report.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal control over financial reporting that occurred during the periods covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.  Audit Committee Financial Expert.

Our board of directors has determined that Mr. Paul Keung qualifies as an audit committee financial expert under the applicable SEC rules and as a financially sophisticated audit committee member under Rule 5605(c)(2)(A) of the Nasdaq Listing Rules.

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

	Years ended December 31,
	2011	2012
	(In thousands, in RMB)
Audit fees (1)	5,278	6,090
Audit-related fees (2)	4,808	—
Tax fees (3)	—	—
All other fees (4)	343	801

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

(3)         “Tax fees” means the aggregate fees for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning.

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

Item 16D.  Exemptions from the Listing Standards for Audit Committee.

Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

The following tables set forth information about our repurchases made in the fiscal year ended December 31, 2012.

Period	Total Number of ADSs Purchased(1)	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of Publicly Announced Program(1)	Maximum Dollar Value of ADSs that May Yet be Purchased Under Publicly Announced Program(1)
		(US$)		(US$)
January 2012	—	—	—	10,000,000
February 2012	—	—	—	10,000,000
March 2012	44,300	5.42	44,300	9,758,725
April 2012	250,100	5.25	294,400	8,437,490
May 2012	288,500	4.69	582,900	7,076,484
June 2012	309,700	4.67	892,600	5,620,166
July 2012	110,600	4.72	1,003,200	5,094,581
August 2012	276,800	4.39	1,280,000	3,869,856
September 2012	333,000	5.19	1,613,000	2,130,713
October 2012	245,309	5.64	1,858,309	739,892
November 2012	130,517	5.60	1,988,826	4,628
December 2012	15,700	5.13	2,004,526	9,923,657
	2,004,526	5.03

(1)                                 All repurchases shown on the table through and including November 2012 were made pursuant to the share repurchase program that was approved by our board of directors in December 2011. Pursuant to this program, we announced our intention to repurchase up to US$10 million worth of our outstanding ADSs from time to time, depending on market conditions, trading price and other factors, as well as subject to applicable securities laws. From March 2012 through November 2012, we repurchased a total of 1,988,826 ADSs under this program.  In December 2012, our board of directors approved a new share repurchase program, authorizing us to repurchase up to US$10 million worth of our outstanding ADSs from time to time, depending on market conditions, trading price and other factors, as well as subject to applicable securities laws.  Our board of directors will review this share repurchase program periodically and may authorize the adjustment of its terms and size accordingly. All repurchases shown on the table in December 2012 were made pursuant to the share repurchase program that was approved by our board of directors in December 2012.

Item 16F.  Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G.  Corporate Governance.

We are incorporated in the Cayman Islands and our corporate governance practices are governed by applicable Cayman Islands law.  In addition, because our ADSs are listed on the Nasdaq Global Select Market, we are subject to Nasdaq corporate governance requirements.  Nasdaq Listing Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” with respect to certain corporate governance matters, and we may decide to follow “home country practice” on a case-by-case basis.  Under Cayman Islands law, there is no requirement that the compensation of the executive officers be determined, or recommended to the board for determination, by independent directors constituting a majority of the board’s independent directors in a vote in which only independent directors participate or by a compensation committee comprised solely of independent directors.  Rather, our board of directors can delegate the power to determine the compensation of the employees of our company to our officers and we have relied on such delegation previously in connection with the determination of the compensation of our executive officers.  We are committed to a high standard of corporate governance.  As such, we endeavor to comply with most of the Nasdaq corporate governance practices and believe that we are currently in compliance with the NASDAQ corporate governance practices.

Item 16H.  Mine Safety Disclosure.

Not applicable.

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

Exhibit No.	Description of Exhibit

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

4.5

2007 Share Incentive Plan (as amended and restated on June 15, 2012) (incorporated by reference to Exhibit 4.1 of our registration statement on Form S-8 (File No. 333-184079) filed with the Commission on September 25, 2012).

4.6*	Form of Restricted Share Award agreement.

4.7

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

Exhibit No.	Description of Exhibit
4.17

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

Exhibit No.	Description of Exhibit
4.30

English translation of Contract Transfer Agreement among Haiyan Gong, Xu Liu, Yongqiang Qian, Qingjun Zhu, Cheng Li, Fuping Yu, Yu Zhang, Beijing Miyuan and Shanghai Miyuan, dated April 5, 2011 (incorporated by reference to Exhibit 10.27 of our registration statement on Form F-1 (File No. 333-173619), as amended, initially filed with the Commission on April 20, 2011).

4.31

English translation of Contract Assignment Agreement among Haiyan Gong, Yongqiang Qian, Xu Liu, Cheng Li, Fuping Yu, Qingjun Zhu, Beijing Miyuan, Shanghai Miyuan and Beijing Huaqianshu, dated May 6, 2011 (incorporated by reference to Exhibit 10.28 of our registration statement on Form F-1 (File No. 333-173619), as amended, initially filed with the Commission on April 20, 2011).

4.32

English translation of Contract Assignment Agreement among Haiyan Gong, Yongqiang Qian, Xu Liu, Cheng Li, Fuping Yu, Qingjun Zhu, Beijing Miyuan, Shanghai Miyuan and Xique, dated May 6, 2011 (incorporated by reference to Exhibit 10.29 of our registration statement on Form F-1 (File No. 333-173619), as amended, initially filed with the Commission on April 20, 2011).

4.33*	English translation of Exclusive Technology License and Service Agreement between Beijing Aizhenxin and Beijing Miyuan, dated August 13, 2012.

4.34*	English translation of Exclusive Purchase Option Agreement among Tao Lu, Hui Song, Beijing Miyuan and Beijing Aizhenxin, dated August 13, 2012.

4.35*	English translation of Shareholders’ Voting Rights Entrustment Agreement among Beijing Aizhenxin, Beijing Miyuan, Tao Lu, Hui Song and Yu Zhang, dated August 13, 2012.

4.36*	English translation of Equity Pledge Agreement among Tao Lu, Hui Song, Yu Zhang and Beijing Miyuan, dated August 13, 2012.

4.37*	English translation of Loan Agreement among Tao Lu, Hui Song, Yu Zhang and Beijing Miyuan, dated August 13, 2012.

4.38

English summary of Secondhand Housing Purchase and Sale Contract of Beijing Municipality, dated November 26, 2012 (incorporated by reference to Exhibit 99.1 of our current report on Form 6-K (File No. 001-35157) furnished with the Commission on April 11, 2013).

4.39

English summary of Supplemental Agreement to Secondhand Housing Purchase and Sale Contract of Beijing Municipality (incorporated by reference to Exhibit 99.2 of our current report on Form 6-K (File No. 001-35157) furnished with the Commission on April 11, 2013).

4.40*	English translation of Contract for Retaining Special Consultant between Shanghai Huaqianshu and Haiyan Gong, dated December 24, 2012.

8.1*	Subsidiaries of the Registrant.

11.1

Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of our registration statement on Form F-1 (File No. 333-173619), as amended, initially filed with the Commission on April 20, 2011).

12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company.

15.2*	Consent of Zhong Lun Law Firm.

Exhibit No.	Description of Exhibit

15.3*	Consent of iResearch Consulting Group.

15.4*	Consent of Maples & Calder.

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*                 Filed with this annual report on Form 20-F.

**          XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Jiayuan.com International Ltd.

By:	/s/ Linguang Wu
Name:	Linguang Wu
Title:	Chief Executive Officer

Date:  April 29, 2013

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Jiayuan.com International Ltd.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive (loss)/income, of changes in shareholders’ (deficit)/equity and of cash flows present fairly, in all material respects, the financial position of Jiayuan.com International Ltd. and its subsidiaries (collectively, the “Company”) at December 31, 2011 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) because a material weakness in internal control over financial reporting relating to the lack of sufficient accounting personnel with appropriate knowledge to perform period-end reporting procedures under accounting principles generally accepted in the United States of America (“US GAAP”), to address complex US GAAP accounting issues and to prepare and review financial statements and related disclosures under US GAAP, existed as of that date. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in Management’s Annual Report on Internal Control over Financial Reporting included in Item 15 of this Annual Report on Form 20-F. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2012 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in management’s report referred to above. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which was an integrated audit in 2012). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Beijing, the People’s Republic of China
April 29, 2013

JIAYUAN.COM INTERNATIONAL LTD.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2011 AND 2012

(All amounts in thousands, except share and per share data)

	As of December 31,
	2011	2012	2012
	RMB	RMB	US$
			(Note 3(c))
ASSETS
Current assets:
Cash and cash equivalents	181,340	257,709	41,365
Short-term deposits	404,500	233,025	37,403
Term deposits, current portion	—	10,000	1,605
Available-for-sale securities	—	5,047	810
Accounts receivable, net	16,294	40,102	6,437
Deferred tax assets	3,045	2,571	413
Prepaid expenses and other current assets	12,927	44,583	7,156
Total current assets	618,106	593,037	95,189
Non-current assets:
Term deposits	10,000	—	—
Prepayments for property and equipment	—	74,240	11,916
Property and equipment, net	27,599	22,431	3,600
Intangible assets, net	—	4,569	733
Goodwill	—	789	127
Total assets	655,705	695,066	111,565

LIABILITIES
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities and VIE’s subsidiary without recourse to the Company of nil and RMB1,166 as of December 31, 2011 and 2012, respectively)	—	1,166	187
Deferred revenue, current portion (including deferred revenue, current portion of the consolidated variable interest entities and VIE’s subsidiary without recourse to the Company of RMB78,547 and RMB109,451 as of December 31, 2011 and 2012, respectively)	78,547	109,772	17,620
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities and VIE’s subsidiary without recourse to the Company of RMB24,162 and RMB19,749 as of December 31, 2011 and 2012, respectively)	28,817	23,458	3,765
Income tax payable (including income tax payable of the consolidated variable interest entities and VIE’s subsidiary without recourse to the Company of RMB13,774 and RMB11,433 as of December 31, 2011 and 2012, respectively)	14,824	12,483	2,004
Total current liabilities	122,188	146,879	23,576
Non-current liabilities:
Deferred revenue, non-current portion (including deferred revenue, non-current portion, of the consolidated variable interest entities and VIE’s subsidiary without recourse to the Company of nil and RMB801 as of December 31, 2011 and 2012, respectively)	—	801	129
Total liabilities	122,188	147,680	23,705

Commitments and contingencies (Note 18)

SHAREHOLDERS’ EQUITY
Ordinary shares (US$0.001 par value; 100,000,000 shares authorized as of December 31, 2011 and 2012; 47,489,394 shares issued and outstanding as of December 31, 2011; 48,130,944 shares issued and outstanding as of December 31, 2012)	339	343	55
Additional paid-in capital	522,470	536,173	86,062

Less: Treasury shares (nil and 2,748,339 shares at December 31, 2011 and 2012, respectively)	—	(58,003)	(9,310)
Statutory reserves	5,792	9,502	1,525
Retained earnings	7,956	63,183	10,140
Accumulated other comprehensive loss	(3,040)	(3,812)	(612)
Total shareholders’ equity	533,517	547,386	87,860

Total liabilities and shareholders’ equity	655,705	695,066	111,565

The accompanying notes are an integral part of these consolidated financial statements.

JIAYUAN.COM INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(All amounts in thousands, except share and per share data)

	For the Year Ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
				(Note 3(c))
Net revenues	167,589	331,241	410,803	65,938
Cost of revenues	(61,049)	(104,814)	(143,685)	(23,063)

Gross profit	106,540	226,427	267,118	42,875
Operating expenses:
Selling and marketing expenses	(57,867)	(110,521)	(143,376)	(23,013)
General and administrative expenses	(24,338)	(64,310)	(54,367)	(8,727)
Research and development expenses	(381)	(11,796)	(17,587)	(2,823)
Total operating expenses	(82,586)	(186,627)	(215,330)	(34,563)
Operating income	23,954	39,800	51,788	8,312
Interest income, net	1,876	5,077	13,323	2,138
Foreign currency exchange income/(loss), net	—	8,911	(1,845)	(296)
Other income, net	898	1,562	4,898	786
Income before income tax	26,728	55,350	68,164	10,940
Income tax expenses	(10,011)	(18,107)	(9,227)	(1,481)
Net income attributable to Jiayuan.com International Ltd.	16,717	37,243	58,937	9,459
Accretion of redeemable convertible preferred shares	(8,690)	(3,222)	—	—
Income allocated to participating preferred shareholders	(16,717)	(12,681)	—	—
Net (loss)/income attributable to ordinary shareholders	(8,690)	21,340	58,937	9,459

Net income attributable to Jiayuan.com International Ltd.	16,717	37,243	58,937	9,459
Other comprehensive income:
Foreign currency translation adjustments, net of tax	2,825	(11,452)	(772)	(124)
Comprehensive income attributable to Jiayuan.com International Ltd.	19,542	25,791	58,165	9,335

Net (loss)/income per share:
Basic	(0.32)	0.54	1.27	0.20
Diluted	(0.32)	0.50	1.23	0.20
Weighted average shares used in calculating net (loss)/income per share, basic	27,272,727	39,647,790	46,297,314	46,297,314
Weighted average shares used in calculating net (loss)/income per share, diluted	27,272,727	42,384,833	47,743,098	47,743,098

Net (loss)/income per ADS:
Basic	(0.48)	0.81	1.91	0.31
Diluted	(0.48)	0.76	1.85	0.30
Weighted average shares used in calculating net (loss)/income per ADS, basic	18,181,818	26,431,860	30,864,876	30,864,876
Weighted average shares used in calculating net (loss)/income per ADS, diluted	18,181,818	28,256,555	31,828,732	31,828,732

The accompanying notes are an integral part of these consolidated financial statements.

JIAYUAN.COM INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(All amounts in thousands, except share data)

							Accumulated
	Outstanding ordinary		Additional			(Accumulated	other	Total
	shares		paid-in	Treasury	Statutory	deficit)/retained	comprehensive	Shareholder’s
	Shares	Amount	capital	shares	reserves	earnings	income/(loss)	(deficit)/equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2009	27,272,727	210	—	—	—	(38,485)	5,587	(32,688)
				—	—
Net income	—	—	—	—	—	16,717	—	16,717
Share-based compensation	—	—	6,963	—	—	—	—	6,963
Appropriation to statutory reserves	—	—	—	—	392	(392)	—	—
Accretion of Series A redeemable convertible preferred shares	—	—	(6,963)	—	—	(1,727)	—	(8,690)
Foreign currency translation adjustments	—	—	—	—	—	—	2,825	2,825

Balance as of December 31, 2010	27,272,727	210	—	—	392	(23,887)	8,412	(14,873)

Net income	—	—	—	—	—	37,243	—	37,243
Issuance of ordinary shares upon initial public offering (“IPO”)	10,050,000	66	424,864	—	—	—	—	424,930
Issuance of ordinary shares upon exercise of options	164,841	1	1,146	—	—	—	—	1,147
Issuance of ordinary shares to depository for future exercise of options	435,159	—	—	—	—	—	—	—
Accretion of Series A redeemable convertible preferred shares	—	—	(3,222)	—	—	—	—	(3,222)
Conversion of Series A redeemable convertible preferred shares into ordinary shares upon IPO	9,566,667	62	95,084	—	—	—	—	95,146
Dividend distribution to Series A redeemable convertible preferred shareholders	—	—	(25,944)	—	—	—	—	(25,944)
Share-based compensation	—	—	30,542	—	—	—	—	30,542
Appropriation to statutory reserves	—	—	—	—	5,400	(5,400)	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	(11,452)	(11,452)

Balance as of December 31, 2011	47,489,394	339	522,470	—	5,792	7,956	(3,040)	533,517

Net income	—	—	—	—	—	58,937	—	58,937
Issuance of ordinary shares upon exercise of options	913,801	6	6,037	—	—	—	—	6,043
Use of ordinary shares under depository for exercise of options	(13,801)	—	—	—	—	—	—	—
Share-based compensation	—	—	13,363	—	—	—	—	13,363
Appropriation to statutory reserves	—	—	—	—	3,710	(3,710)	—	—
Repurchase of ordinary shares	—	—	—	(63,702)	—	—	—	(63,702)
Cancellation of treasury shares	(258,450)	(2)	(5,697)	5,699	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	(772)	(772)
Balance as of December 31, 2012	48,130,944	343	536,173	(58,003)	9,502	63,183	(3,812)	547,386

The accompanying notes are an integral part of these consolidated financial statements.

JIAYUAN.COM INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands)

	For the Year ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
				(Note 3(c))
Cash flows from operating activities
Net income	16,717	37,243	58,937	9,459
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,939	9,830	13,406	2,153
Share-based compensation	6,963	30,542	13,363	2,145
Foreign currency exchange (income)/loss, net	—	(8,911)	1,845	296
Deferred taxation	(1,231)	(1,814)	474	76
Loss from disposal of property, plant and equipment	—	—	786	126
Dividend income from available-for-sale securities	—	—	(47)	(8)
Changes in operating assets and liabilities:
Accounts receivable, net	(2,209)	(10,663)	(23,808)	(3,821)
Amounts due from a related party	(832)	1,000	—	—
Prepaid expenses and other current assets	(2,583)	(6,948)	(31,656)	(5,081)
Deferred revenue	40,251	23,221	32,026	5,141
Accounts payable	—	(1,194)	59	9
Amounts due to a related party	993	(993)	—	—
Accrued expenses and other current liabilities	8,165	15,909	(5,359)	(860)
Income tax payable	9,403	(327)	(2,341)	(376)
Net cash provided by operating activities	79,576	86,895	57,685	9,259

Cash flows from investing activities
Placement of short-term deposits	(116,000)	(404,500)	(233,025)	(37,403)
Placement of term deposits	—	(10,000)	—	—
Maturity of short-term deposits	58,000	116,000	404,500	64,927
Purchase of property, plant and equipment	(13,609)	(22,400)	(83,072)	(13,334)
Consideration paid for a business combination	—	—	(4,500)	(722)
Proceeds from disposal of property, plant and equipment	—	—	57	9
Purchase of available-for-sale securities	—	—	(5,000)	(803)
Net cash (used in)/provided by investing activities	(71,609)	(320,900)	78,960	12,674

Cash flows from financing activities
Issuance of ordinary shares	—	424,930	—	—
Issuance of ordinary shares upon exercise of share options, net of issuance cost	—	1,147	6,043	970
Payment of dividend to Series A redeemable convertible preferred shareholders	—	(25,944)	—	—
Repurchase of ordinary shares	—	—	(63,702)	(10,225)
Net cash provided by/(used in) financing activities	—	400,133	(57,659)	(9,255)

Effect of exchange rate changes on cash and cash equivalents	—	(4,176)	(2,617)	(420)
Net increase in cash and cash equivalents	7,967	161,952	76,369	12,258
Cash and cash equivalents at beginning of year	11,421	19,388	181,340	29,107
Cash and cash equivalents at end of year	19,388	181,340	257,709	41,365

Supplemental disclosure of cash flow information
Income tax paid	(1,839)	(20,248)	(11,094)	(1,781)

The accompanying notes are an integral part of these consolidated financial statements.

JIAYUAN.COM INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data, unless otherwise stated)

1.              Principal Activities and Organization

a)                 Principal activities

Jiayuan.com International Ltd. (“Jiayuan”, or the “Company”), through its subsidiaries, its variable interest entities (“VIEs”), and VIE’s subsidiary (collectively, the “Group”), is principally engaged in operating online dating services in the People’s Republic of China (the “PRC” or “China”) through its online dating platforms which can be accessed through the Jiayuan.com, Izhenxin.com and Juedui100.com websites, wireless application protocol (“WAP”) browsers, wireless applications and desktop clients. The Group also hosts events and performs customized matchmaking services to help individuals find suitable partners.

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

In February 2007, the Founding Shareholders undertook reorganization (the “Reorganization”) and established Harper Capital Inc., an investment holding company under the laws of the British Virgin Islands (the “BVI Company”). Subsequently, in May 2007, the BVI Company established Miyuan (Shanghai) Information Technology Co., Ltd. (“Shanghai Miyuan”) as a wholly-owned foreign enterprise in the PRC. The Reorganization was necessary to comply with PRC laws and regulations which prohibit or restrict foreign ownership of companies that provide Internet content services in the PRC where licenses are required.

By entering into a series of agreements among the Founding Shareholders, Shanghai HQS, Beijing Huaqianshu Information Technology Co., Ltd. (“Beijing HQS”), Beijing Shiji Xique Information Technology Co., Ltd. (“Xique”) and Shanghai Miyuan, Shanghai HQS, Beijing HQS and Xique became variable interest entities (“VIEs”) of Shanghai Miyuan and consequently, Shanghai Miyuan became the primary beneficiary of Shanghai HQS, Beijing HQS and Xique(see Note 2).

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

On August 13, 2012, Beijing Miyuan entered into a series of contractual arrangements with Beijing Aizhenxin Information Technology Co., Ltd. (“Beijing Aizhenxin”), an entity incorporated in the PRC, and its shareholders to acquire effective control over Beijing Aizhenxin. As a result, Beijing Aizhenxin became a VIE of Beijing Miyuan. Beijing Miyuan became the primary beneficiary of Beijing Aizhenxin (see Note 2).

As of December 31, 2012, the Company’s subsidiaries, VIEs and VIE’s subsidiary included the following entities:

Name	Date of incorporation or establishment	Place of incorporation or establishment /operations	Percentage of direct or indirect economic ownership	Principal activities

Subsidiaries
Harper Capital Inc. (“BVI Company”)	February 6, 2007	British Virgin Islands	100%	Investment holding

Miyuan (Shanghai) Information Technology Co., Ltd. (“Shanghai Miyuan”)	April 27, 2007	PRC	100%	Investment holding and consulting services

Jiayuan Hong Kong Corporation Limited (“Jiayuan Hong Kong”)	October 5, 2010	Hong Kong	100%	Investment holding and overseas online dating services

Beijing Miyuan Information Technology Co., Ltd. (“Beijing Miyuan”)	January 26, 2011	PRC	100%	Investment holding and consulting services

Variable interest entities (“VIEs”)
Shanghai Huaqianshu Information Technology Co., Ltd. (“Shanghai HQS”)	April 6, 2004	PRC	100%	Online dating services

Beijing Huaqianshu Information Technology Co., Ltd. (“Beijing HQS”)	November 26, 2010	PRC	100%	Online dating services

Beijing Shiji Xique Information Technology Co., Ltd. (“Xique”)	November 26, 2010	PRC	100%	Online wedding planning services

Beijing Aizhenxin Information Technology Co., Ltd. (“Beijing Aizhenxin”)	August 13, 2012	PRC	100%	Online dating services

VIE’s subsidiary
Shiji Jiayuan Matchmaking Services Center (“Jiayuan Shanghai Center”)	December 3, 2010	PRC	100%	Events and matchmaking services

2.              Variable Interest Entities

To comply with PRC laws and regulations that prohibit or restrict foreign ownership of companies that provides internet content, the Company provides its services through Shanghai HQS, Beijing HQS, Xique and Beijing Aizhenxin which holds the licenses and approvals to provide internet content in the PRC. The Company also provides certain matchmaking services through Jiayuan Shanghai Center which holds the licenses and approvals to provide matchmaking services in Shanghai, PRC. The Company obtained substantial ability to control Shanghai HQS and its subsidiary, Jiayuan Shanghai Center, through a series of contractual agreements entered into among Shanghai Miyuan, Shanghai HQS and the legal shareholders of Shanghai HQS. The Company also obtained substantial ability to control Beijing HQS, Xique and Aizhenxin through a series of contractual agreements entered into between Beijing Miyuan, Beijing HQS, Xique, Beijing Aizhenxin and their respective legal shareholders.

The Group adopted Financial Accounting Standard Board (the “FASB”) guidance on consolidating variable interest entities which require certain variable interest entities to be consolidated by the primary beneficiary of the entity. Management evaluated the relationships among Shanghai Miyuan, Shanghai HQS, and its legal shareholders and concluded that Shanghai Miyuan is the primary beneficiary of Shanghai HQS as Shanghai Miyuan is entitled to substantially all the economic risks and rewards of Shanghai HQS, and has the power to direct the activities that most significantly impact the economic performance of Shanghai HQS and its subsidiary, Jiayuan Shanghai Center. Management also evaluated the relationships between Beijing Miyuan, Beijing HQS, Xique, Beijing Aizhenxin and their respective legal shareholders and concluded that Beijing Miyuan is the primary beneficiary of Beijing HQS, Xique and Beijing Aizhenxin. Through the contractual arrangements, Beijing Miyuan is entitled to substantially all the economic risks and rewards, and has the power to direct the activities that most significantly impact the economic performance of Beijing HQS, Xique and Beijing Aizhenxin. As a result, Shanghai HQS and its subsidiary, Jiayuan Shanghai Center, Beijing HQS, Xique and Beijing Aizhenxin’s results of operations, assets and liabilities have been included in the Group’s consolidated financial statements.

The following is a summary of the contractual agreements entered into between Shanghai Miyuan, Shanghai HQS and its legal shareholders, and Jiayuan Shanghai Center. Unless otherwise stated, the contractual agreements entered into between Beijing Miyuan, Beijing HQS, Xique and Beijing Aizhenxin and their respective legal shareholders contain substantially similar terms as the contractual arrangements entered into between Shanghai Miyuan, Shanghai HQS and its respective shareholders (Note 2(a)).

(a)             Contractual arrangements among Shanghai Miyuan, Beijing Miyuan and their respective VIEs and shareholders

Exclusive technology license and service agreements

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

Loan agreements

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

On February 17, 2011, Beijing Miyuan and the legal shareholders of Beijing HQS and Xique signed loan agreements with substantially similar terms as stated above. The total amount of loans granted to the legal shareholders of Beijing HQS and Xique was RMB1,000 for each entity. On May 6, 2011, pursuant to the Assignment Agreement entered into between Beijing Miyuan, Shanghai Miyuan, Beijing HQS, Xique and their respective legal shareholders, the rights and obligations under the loan agreements by Beijing Miyuan were transferred to Shanghai Miyuan.

On August 13, 2012, Beijing Miyuan and the legal shareholders of Beijing Aizhenxin signed loan agreements with substantially similar terms as stated above. The total amount of loans granted to the legal shareholders of Beijing Aizhenxin was RMB20,000.

Exclusive equity transfer option agreements

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

Voting rights entrustment agreements

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

Equity pledge agreements

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

Exclusive technology license and service agreements

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

Cooperative operation agreements

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

Under the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs, and can have assets transferred freely out of the VIEs without any restrictions. Therefore the Company considers that there is no asset of a consolidated VIE that can be used only to settle obligations of the VIE, except for registered capital of the VIEs amounting to a total of RMB32,500 as of December 31, 2012. As all the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIEs.

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

The First Reorganization, the Second Reorganization and transfer of contractual agreements signed with Beijing Huaqianshu, Xique and their respective shareholders from Beijing Miyuan to Shanghai Miyuan, as described in Note 1, has been accounted for as reorganizations of businesses under common control in a manner similar to a pooling of interests as all entities were under common control before and after the reorganizations. The accompanying consolidated statements of comprehensive (loss)/income and consolidated statements of cash flows include the results of operations and cash flows of the Group as if the current group structure had been in existence throughout the years ended December 31, 2010, 2011 and 2012, or since their respective dates of incorporation. The accompanying consolidated balance sheets have been prepared to present the financial position of the Group as of December 31, 2011 and 2012 as if the current group structure had been in existence as of these dates.

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

In determining whether the Company or its subsidiaries are the primary beneficiary, the Company considered whether it has the power to direct activities that are significant to Shanghai HQS, Beijing HQS, Xique, Beijing Aizhenxin and Jiayuan Shanghai Center’s economic performance, including the power to appoint senior management, right to direct company strategy, power to approve capital expenditure budgets, and power to establish and manage ordinary business operation procedures and internal regulations and systems.

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

Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include the useful lives of property and equipment and intangible assets, impairment assessment for property and equipment, intangible assets and goodwill, allowance for doubtful accounts, valuation allowance of deferred tax assets, relative values of revenue elements of service packages and customer loyalty points, estimation of payments collected by wireless value-added services (“WVAS”) partners and determination of share-based compensation expenses. In addition, the Group uses assumptions in the valuation model to estimate the fair value of share options granted and modified and Series A Preferred Shares issued. The Group bases its estimates of the carrying value of certain assets and liabilities on the historical experience and on other various factors that it believes to be reasonable under the circumstances, when the carrying values are not readily available from other sources.

c)              Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive (loss)/income and consolidated statements of cash flows from Renminbi (“RMB”) into United States dollars (“US$”) as of and for the year ended December 31, 2012 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.2301, representing the rate as certified by the H.10 weekly statistical release of Federal Reserve Board on December 31, 2012. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2012, or at any other rate.

d)             Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits and highly liquid investments placed with banks, which have original maturities of three months or less and are readily convertible to known amounts of cash.

e)              Term deposits

Term deposits represent time deposits placed with banks. Deposits with original maturities of one year or less are reported as current assets while deposits with original maturities of more than one year are reported as non-current assets. Interest earned is recorded as interest income in the consolidated statements of comprehensive (loss)/income during the periods presented.

f)               Available-for-sale securities

Investment in financial instruments with variable interest rates indexed to the performance of underlying assets are classified as available-for-sale securities. Available-for-sale securities are measured at fair value at the date of initial recognition and subsequently carried at fair value. To estimate fair value, the Group refers to the quoted rate of return provided by banks at the end of each reporting period. Changes in fair value are reflected in the consolidated statement of comprehensive (loss)/income. Dividend, interest income and realized gains and losses upon sale of the available-for-sale securities are recognized as other income.

g)             Accounts receivable and allowance for doubtful accounts

Accounts receivable mainly represents the amounts due from WVAS partners with whom the Group has entered into agreements for users to purchase the services of the Group. An allowance for doubtful debts is provided based on an ageing analysis of accounts receivable balances, historical bad debt rates, repayment patterns and credit analysis. The Group also makes a specific allowance if there is evidence showing that the receivable is likely to be irrecoverable, and assesses the probability of recovery on an annual basis. Accounts receivable in the consolidated balance sheet were stated net of such provisions. The allowance for doubtful accounts was RMB110 for the year ended December 31, 2012 and there was no allowance for doubtful accounts for 2011 and 2010.

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

i)                Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Group’s business combinations.

In accordance with FASB guidance for goodwill and other intangible assets, goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Group completes a two-step goodwill impairment test. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value reporting unit over the amount assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for the purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value goodwill over the implied fair value of goodwill.

The Group did not incur any impairment loss on goodwill during any of the periods presented.

j)                Intangible assets

Intangible assets consist of acquired intangible assets with finite lives as a result of the Group’s business combination (Note 9), and are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the following estimated useful lives of the intangible assets:

Estimated useful lives
Brand name	10 years
Customer relationships	5 years
Source code	10 years

k)             Impairment of long-lived assets and intangible assets

The carrying amount of long-lived assets and intangible assets are reviewed for impairment whenever events or changes in the circumstances indicate that the carrying value of an asset may not be recoverable. The Group assesses the recoverability of the long-lived assets and intangible assets by comparing the carrying amount of assets to the estimated future undiscounted cash flows expected to be generated by the assets. Such assets are considered to be impaired if the sum of the expected undiscounted cash flow is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment of long-lived assets or intangible assets was recognized for any of the periods presented.

l)                Revenue recognition and deferred revenue

Revenue is recognized when persuasive evidence of an arrangement exists, service has been rendered, the price is fixed or determinable and collection is reasonably assured. Revenue is deferred until these criteria are met as described below.

Revenues presented in the consolidated statement of comprehensive (loss)/income include revenues from online services, events and VIP services and other services.

Online services revenue

The Group offers two types of online services through its online platforms, including message exchanging services and value-added services. Users prepay for virtual currencies that can be used as consideration for the Group’s online services. The Group charges for message exchanging services when one registered user initiates contact with another registered user via the Group’s online platform, and either the sender or recipient may pay for the service. Subsequently, the Group does not charge for any message exchanges between the same two users. Based on the Group’s historical data, the exchange between two users on its online platform typically lasted only a few days. The Group believes that users place the most value on the initial connection, and that users are interested in further interactions after exchanging personal contact information to communicate with each other directly. The Group also offers value-added online services, including sending virtual gifts, improved search rankings and online chatting.

The Group has adopted two primary fee models for the online services: a pay-per-use model and a periodic subscription model. Online services offered under the pay-per-use model includes message sending or receiving, sending virtual gifts and improved search rankings for the duration of one day. As the Group provides these services within a short period of time, revenue is recognized when the virtual currencies are used and services are rendered. If the communication patterns of the users change, the timing of the Group’s revenue recognition for these services may be impacted and revenue may be deferred and recognized over a longer period. The Group’s virtual currencies purchased by users that have yet to be used are initially recorded as deferred revenue.

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

The Group’s virtual currencies can be purchased through the Group’s online platform, where the payment is collected through online payment platforms, or through the Group’s WVAS partners. The Group’s WVAS partners offer payment method by charging services to the customer’s telephone bills, collect payment from the users and remit the cash to the Group after payment is collected. Due to the time lag between when the services are rendered and billing statements are provided by the WVAS partners, revenues from the Group’s virtual currencies sold through such channel is estimated based on the Group’s internal billing records and billing confirmations with the WVAS partners. The Group adjusts its revenue recognition for prior periods’ confirmation rates and prior periods’ discrepancies between internally estimated revenues and actual revenues confirmed by the WVAS partners. There were no significant difference between the Group’s estimates and the WVAS partners’ billing statements for all the periods presented.

Revenue from virtual currencies sold through the WVAS partners are recognized on a gross basis as the Group is considered the primary obligor in the arrangements. The Group is also responsible for designing, developing and implementing the online services, and bears credit risks associated with uncollectible fees. In addition, the Group determines the price and the WVAS partners earn only a fixed percentage of commission fees. The amounts attributed to the WVAS partners are determined pursuant to the arrangements between the Group and the WVAS partners, and are recognized as costs of revenues. Commission fees paid to the Group’s WVAS partners amounted to RMB13,280, RMB24,970 and RMB49,923 for the years ended December 31, 2010, 2011 and 2012, respectively.

Events and VIP services revenue

The Group earns revenue from organizing and hosting events, including speed-dating, dance parties, and other social events for its users. Speed dating is an organized form of matchmaking that focuses on meeting multiple potential romantic partners over the course of a single event. Tickets are generally sold at the events, and revenue is recognized upon the conclusion of the events when services have been rendered. For certain events where tickets are prepaid by the users, prepaid fees are initially recorded as deferred revenue and revenue is recognized upon the completion of the events. Events services revenue also include the revenue from event sponsorship arrangements whereby third-party companies enter into agreements with the Group to sponsor a particular offline event and the revenue from event sponsorship arrangements are recognized upon the completion of the sponsored event.

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

m)         Customer loyalty program

Registered users earn loyalty points based on their activities on the Group’s platform and/or purchase of online services, which can be used to redeem online services once a minimum number of points have been accumulated. The Group considers loyalty points awarded for purchase of online services to be part of its revenue generating activities, and such arrangements are considered to have multiple elements. Under the applicable guidance, total consideration is allocated to the purchased services and loyalty points based on the relative selling price of the purchased services and redeemable services. In determining the best estimated selling price of each loyalty point, the Group considered the selling price of the underlying services if they were not redeemed using loyalty points and the average number of loyalty points needed to redeem each type of service. Consideration allocated to the loyalty points is initially recorded as deferred revenue, and revenue is recognized when the points are redeemed and services are rendered. As of December 31, 2012, the loyalty points did not have an expiration date.

For the years ended December 31, 2010, 2011, and 2012, revenue recognized from loyalty points amounted to RMB1,256, RMB358 and nil, respectively. Deferred revenue balance in relation to the customer loyalty program amounted to RMB4,917 as of December 31, 2011 and 2012.

n)             Cost of revenues

Cost of revenues primarily consists of network costs, commission fees paid to the WVAS partners for money collection, salaries and wages, depreciation of property and equipment and rental expenses of premises and facilities.

o)             Barter transaction

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

p)             Share-based compensation

The Company grants share options and restricted shares to eligible employees and directors under a share incentive plan. The awards are measured at the grant date fair value and are recognized as an expense using the graded vesting method, net of estimated forfeiture rate. The Company recognizes awards with service condition terms only over the requisite service period, which is generally the vesting period. For awards with performance conditions, such as awards that vested entirely upon the Company’s IPO, share-based compensation is recognized based on the probable outcome of the performance conditions.

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

q)             Income taxes

Income taxes are accounted for under the asset and liability method. Deferred income taxes are accounted for using an asset and liability approach which requires the recognition of income taxes payable or refundable for the current year. Deferred tax liabilities and assets for the future tax consequences of events are also recognized in the Group’s financial statements or tax returns.

Deferred income taxes are determined based on the differences between the financial reporting and tax basis of assets and liabilities and are measured using the currently enacted tax rates and laws. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of comprehensive (loss)/income in the period that includes the enactment date. A valuation allowance is provided to reduce the carrying amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized.

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statement of operations. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2010, 2011 and 2012. As of December 31, 2012, the Group did not have any significant unrecognized uncertain tax positions.

r)              Employee benefit expenses

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

The Group recorded employee benefit expenses of RMB6,630, RMB11,667 and RMB14,005 for the years ended December 31, 2010 and 2011 and 2012, respectively.

s)               Statutory reserves

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

For the year ended December 31, 2010, 2011 and 2012, RMB392, RMB5,400 and RMB3,710 were appropriated to the statutory reserves, respectively.

t)                Research and development costs

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

u)             Advertising expenses

Advertising expenses, which generally reflect the cost of promotions to create or stimulate a positive image of the Group or a desire to obtain the Group’s services, are expensed as incurred. Included in selling and marketing expense are advertising costs of RMB47,999, RMB76,704 and RMB69,966 for the years ended December 31, 2010, 2011 and 2012, respectively.

v)             Operating lease

Leases where substantially all the risks and rewards of ownership of the assets remain with the lessor are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of comprehensive (loss)/income on a straight line basis over the lease periods.

w)           Government subsidies

Government subsidies represent discretionary cash subsidies granted by the local government to encourage the development of certain enterprises that are established in the local economic region. The cash subsidies are recognized as other income when there is reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

x)             Foreign currency translation

The Group uses the RMB as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in the British Virgin Islands and Hong Kong is the US$, while functional currency of the Group’s other subsidiaries, VIEs and VIE’s subsidiary incorporated and operated in the PRC is the RMB.

In the consolidated financial statements, the financial information of the Company and its subsidiaries which use US$ as their functional currency, has been translated into RMB. Assets and liabilities are translated from each subsidiary’s functional currency at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average rate for the year. Gains and losses resulting from foreign currency translation to reporting currency are recorded in accumulated other comprehensive (loss)/income in the consolidated statements of comprehensive (loss)/income for the years presented.

y)             Net (loss)/income per share and per American Depository Share (“ADS”)

Basic net (loss)/income per share is computed by dividing net (loss)/income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net (loss)/income is allocated between ordinary shares and other participating securities based on their participating rights. Diluted net (loss)/income per share is calculated by dividing net (loss)/income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of non-vested restricted shares and shares issuable upon the exercise of stock options (using the treasury stock method) and the conversion of the Series A Preferred Shares (using the if-converted method) before the conversion into ordinary shares. Ordinary equivalent shares are not included in the denominator of the diluted net loss/income per share calculation when inclusion of such shares would be anti-dilutive.

Basic and diluted net income per ADS is computed based on net income attributable to ordinary shareholders and the corresponding basic and diluted number of ADSs, assuming that, during each period presented, every two ADSs represent three ordinary shares of the Company.

z)              Comprehensive (loss)/income

Comprehensive (loss)/income is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding those resulting from investments by shareholders and distributions to shareholders. Accumulated other comprehensive (loss)/income, as presented on the accompanying consolidated balance sheets, consists of the accumulated foreign currency translation adjustments.

aa)      Recent accounting pronouncements

In July 2012, the FASB issued revised guidance on “Testing Indefinite-Lived Intangible Assets for Impairment”. The revised guidance provides an entity the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that an indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform a quantitative impairment test by comparing the fair value with the carrying amount in accordance with ASC 350-30. The revised guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. This amendment is not expected to have a material effect on the Group’s financial position, results of operations or liquidity.

In February 2013, the FASB issued revised guidance on “Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” The revised guidance does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the revised guidance requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under US GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under US GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under US GAAP that provide additional detail about those amounts. The revised guidance is effective prospectively for reporting periods beginning after December 15, 2012 for public entities. The revised guidance is not expected to have a material effect on the Group’s financial position, results of operations or liquidity.

4.              Concentration, Credit and Other Risks

a)             PRC Regulations

The PRC market in which the Group operates poses certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Group to conduct online services through contractual arrangements in the PRC since the industry remains highly regulated. The Group conducts all of its operations in China through its VIEs and VIE’s subsidiary, which the Group consolidates as a result of a series of contractual arrangements enacted among Shanghai Miyuan, the VIEs and their legal shareholders, and Beijing Miyuan, the VIE and its legal shareholders. The Group believes that the contractual arrangements among Shanghai Miyuan, the VIEs and their legal shareholders, and Beijing Miyuan, the VIE and its legal shareholders are in compliance with PRC law and are legally enforceable. If the VIEs or its legal shareholders fail to perform their obligations under the contractual arrangements or any dispute relating to these contracts remains unresolved, the Group will have to enforce its rights under these contracts through the operations of PRC law and courts. However, uncertainties in the PRC legal system could limit the Group’s ability to enforce these contractual arrangements. In particular, the interpretation and enforcement of these laws, rules and regulations involve uncertainties. If the Group had direct ownership of the VIEs, it would be able to exercise its rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could effect changes at the management level, subject to any applicable fiduciary obligations. However, under the current contractual arrangements, the Group relies on the VIEs and their legal shareholders’ performance of their contractual obligations to exercise effective control. In addition, the exclusive technology licenses and service agreements with the VIEs and VIE’s subsidiary, which first expire on the tenth anniversary of the agreement signing date, is subject to subsidiaries’ unilateral termination right. In general, neither the VIEs nor their legal shareholders may terminate the contracts prior to the expiration date.

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

The PRC government may also require the Group to restructure its operations entirely if it finds that current contractual arrangements do not comply with applicable laws and regulations. It is unclear how a restructuring could impact the Group’s business and operating results, as the PRC government has not yet found any such contractual arrangements to be in non-compliance. However, any such restructuring may cause significant disruption to the Group’s business operations. In addition, the Chinese government may impose penalties, require the Group to discontinue or restrict its operations, or take other regulatory or enforcement actions against the Group that may result in a material and adverse effect on the Group’s business. If the imposition of any of the penalties causes the Group to lose the rights to direct the activities of the VIEs or the right to receive their economic benefits, the Group would no longer be able to consolidate the VIEs. The Group does not believe that any penalties imposed or actions taken by the PRC Government would result in the liquidation of the Company, Shanghai Miyuan, Beijing Miyuan, Shanghai HQS, Beijing HQS, Xique, Beijing Aizhenxin and Jiayuan Shanghai Center.

The following combined financial information of the Group’s VIEs and VIE’s subsidiary, as applicable, were included in the accompanying consolidated financial statements of the Group:

	As of December 31,
	2011	2012
	RMB	RMB

Total assets	262,298	386,744
Total liabilities	202,028	270,071
Payable to third parties	116,483	142,600
Payable to Group entities	85,545	127,471

	For the year ended December 31,
	2010	2011	2012
	RMB	RMB	RMB

Net revenue	167,589	332,010	411,084
Net income	16,205	21,808	23,038
Inter-company service fees paid/payable	—	11,000	43,446

	For the year ended December 31,
	2010	2011	2012
	RMB	RMB	RMB

Net cash provided by operating activities	78,736	86,287	54,966
Net cash used in investing activities	(71,602)	(20,267)	(67,544)
Effect of exchange rate changes on cash and cash equivalents	—	(2)	(11)
Net increase/(decrease) in cash and cash equivalents	7,134	66,018	(12,589)

The total assets of the consolidated VIEs and VIE’s subsidiary were mainly comprised of cash and cash equivalents, short-term deposits, accounts receivable, prepayments, other receivables and property and equipment. The total liabilities of the consolidated VIEs and VIE’s subsidiary were mainly comprised of deferred revenue and accrued expenses and other current liabilities.

All of the Group’s revenues for the periods presented were contributed by the VIEs and VIE’s subsidiary.

b)             Concentration of credit risks

Financial instruments that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, short-term deposits, available-for-sale securities, accounts receivable and term deposits. As of December 31, 2011 and 2012, the Group’s cash and cash equivalents, short-term deposits and term deposits were held by financial institutions located in the PRC and Hong Kong that management believes are of high-credit ratings and quality. Available-for-sale securities were placed with a financial institution and have original maturities of one month. Accordingly, management determined that the Group’s available-for-sale securities are exposed to minimal credit risks. Accounts receivable are typically unsecured and are mainly derived from revenues collected by WVAS partners on behalf of the Group in the PRC. The risk with respect to accounts receivable is mitigated by regular credit evaluations that the Group performs on the WVAS partners and its ongoing monitoring of outstanding balances.

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

5.              Fair Value Measurements

The Group’s financial instruments include cash equivalents, short-term deposits, available-for-sale securities, accounts receivables, current portion of term deposits, prepaid expenses and other current assets, non-current prepayment for property and equipment, non-current portion of term deposits, accounts payable, current deferred revenue, accrued expenses and other current liabilities and non-current deferred revenue. The carrying value of the Company’s short-term financial instruments approximates their fair value because of their short maturities. The carrying value of the non-current deferred revenue approximates its fair value because the change in fair value after considering discount rate is considered immaterial.

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

The Group engaged independent valuation specialists to assist them in determining the fair value of equity issued (including share options and Series A Preferred Shares) and the goodwill and intangible assets arising from the Group’s business combination.

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

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy:

		Fair value measurements at reporting date using
		Quoted prices in
	Total fair value	active market	Significant other	Significant
	and carrying value	for identical	observable	unobservable
	on balance sheet	assets (Level 1)	inputs (Level 2)	inputs (Level 3)
	RMB	RMB	RMB	RMB
As of December 31, 2011
Cash and cash equivalents	181,340	181,340	—	—
Short-term deposits	404,500	404,500	—	—
Term deposits	10,000	10,000	—	—

As of December 31, 2012
Cash and cash equivalents	257,709	257,709	—	—
Short-term deposits	233,025	233,025	—	—
Term deposits	10,000	10,000	—	—
Available-for-sale securities	5,047	5,047	—	—

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

Term deposits: The fair values of term deposits placed with banks are determined based on the pervasive interest rate in the market, which are also the interest rates as stated in the contracts with the banks. The Group classifies the valuation techniques that use the pervasive interest rates input as Level 1.

Available-for-sale securities: The Group measures available-for-sale securities at fair value. Available-for-sale securities classified within Level 1 are valued using quoted market prices that are available in active markets for identical investments.

The following are other financial instruments not measured at fair value in the balance sheets but for which the fair value is estimated for disclosure purposes.

Short-term receivables and payables: Accounts receivable and prepaid expenses and other current assets are financial assets with carrying values that approximate fair value due to their short term nature. Accounts payable, current deferred revenue and accrued expenses and other current liabilities are financial liabilities with carrying values that approximate fair value due to their short term nature. The Company estimated fair values of short-term receivables and payables using the discounted cash flow method. The Company classifies the valuation technique as Level 3 of fair value measurement, as it uses estimated cash flow input which is unobservable in the market.

Non-current assets and non-current liabilities: Non-current prepayments for property and equipments is a financial asset with carrying value that approximate fair value due to the change in fair value, after considering the discount rate, being immaterial. Non-current deferred revenue is a financial liability with carrying value that approximate fair value due to the change in fair value, after considering the discount rate, being immaterial. The Company estimated fair values of non-current assets and non-current liabilities using the discounted cash flow method. The Company classifies the valuation technique as Level 3 of fair value measurement, as it uses estimated cash flow input which is unobservable in the market.

6.              Accounts Receivable, net

The following summarized the Group’s accounts receivable, net as of December 31, 2011 and 2012:

	As of December 31,
	2011	2012
	RMB	RMB

Accounts receivable	16,294	40,212
Less: Allowance for doubtful accounts	—	(110)
Accounts receivable, net	16,294	40,102

7.              Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2011	2012
	RMB	RMB

Prepaid expenses	3,488	30,523
Advances to employees	2,112	7,479
Interest receivables	2,914	2,863
Rental and other deposits	3,179	3,268
Others	1,234	450
	12,927	44,583

8.              Property and Equipment, net

Property and equipment, net, consisted of the following:

	As of December 31,
	2011	2012
	RMB	RMB

Computer and software	41,121	46,339
Furniture, fixtures and other equipment	2,594	2,799
Motor vehicles	407	407
Leasehold improvements	2,367	2,367
	46,489	51,912
Less: accumulated depreciation and amortization	(18,890)	(29,481)
Property and equipment, net	27,599	22,431

For the years ended December 31, 2010, 2011 and 2012, depreciation and amortization expenses for the property and equipment amount to RMB3,939, RMB9,830 and RMB13,264, respectively.

9.              Business Combination

In order to further expand its online business, on December 10, 2012, the Group acquired certain assets associated with the website of www.juedui100.com and www.juedui100.com.cn from Beijing Juedui 100 Network Technology Co., Ltd. (the “Juedui 100”) which operates an online platform for providing online dating services. Pursuant to the acquisition agreements, the total purchase consideration was RMB5,500 in cash. In accordance with the relevant accounting guidance, the acquired assets should be considered a business as the assets include both inputs and processes.

The Group accounted for the acquisition as a business combination and the fair value of the assets acquired by the Group was evaluated on the acquisition date. The recognized amounts of the identifiable assets were as follows:

As of December 10, 2012
RMB

Identifiable intangible assets:
Brand name	2,141
Customer relationships	1,637
Source code	933
Identifiable assets acquired	4,711
Goodwill	789
Cash consideration	5,500

The excess of purchase price over identifiable assets acquired was recorded as goodwill, and attributed to the Group’s online services segment. Goodwill primarily represents the expected synergies from combining the online platform operations of the Group with the business acquired, which are expected to be complementary to each other. Goodwill is not deductible for tax purposes.

The acquired identifiable intangible assets were valued by various approaches, including the income approach and the cost approach, as appropriate. The Group engaged independent valuation specialists to assist them in determining the fair value of the identifiable intangible assets.

Acquisition-related costs incurred for the acquisition were not material and have been expensed as incurred in general and administrative expenses.

Prior to the acquisition, Juedui100 did not prepare its financial statements in accordance with U.S. GAAP and there was no standalone financial information available for the acquired business. Accordingly, the Group did not present the pro forma financial information with respect to the results of operations of the acquired business considering the financial impact of the acquired business was not material.

10.       Intangible assets, net

The following table summarizes the Company’s intangible assets, net:

As of December 31,
2012
RMB

Brand name	2,141
Customer relationships	1,637
Source code	933
4,711
Less: accumulated amortization	(142)
Intangible assets, net	4,569

For the years ended December 31, 2012, amortization expenses for the above intangible assets amounted to RMB142.

As of December 31, 2012, amortization expenses for future periods are estimated as follows:

For the year ended December 31,	Amortization expenses
RMB
2013	635
2014	635
2015	635
2016	635
2017	580
Thereafter	1,449
Total	4,569

During the year ended December 31, 2012, no impairment of intangible assets was recognized by the Group.

11.       Goodwill

Goodwill is attributable to the Group’s online services segment under which significant synergies are expected to arise after the Group’s acquisition. The changes in the carrying value of goodwill by segment are as follows:

Online Services
RMB

Balance as of December 31, 2011	—
Additions (Note 9)	789
Balance as of December 31, 2012	789

In 2012, the Company performed goodwill impairment test and concluded that no impairment should be recognized as of December 31, 2012. No reasonable change to the assumptions would lead to an impairment charge.

12.       Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consisted of the following:

	As of December 31,
	2011	2012
	RMB	RMB

Accrued salaries and welfare	10,216	10,031
Accrued advertising expenses	7,447	2,386
Accrued network support expenses	176	551
Business and other tax payable	2,549	2,800
Professional and other service fees	6,166	3,661
Others	2,263	4,029
	28,817	23,458

13.       Taxation

a)        Business Tax, Value Added Tax and Surcharges

The Group’s PRC operations are subject to PRC business tax (“Business Tax”) and surcharges at rates ranging from 0% to 8.60%, depending on the nature of the service revenue and the geographical region. Business Tax and surcharges is calculated by multiplying the applicable tax rate by gross revenue, and is recognized when the revenue is recognized. The Group recognized RMB10,246, RMB12,176 and RMB14,242 of business tax and surcharges, as a reduction of revenues, for the years ended December 31, 2010, 2011 and 2012, respectively.

Effective January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation launched a Business Tax to Value Added Tax (“VAT”) Transformation Pilot Program (the “Pilot Program”) for certain industries in eight regions, including Beijing and Shanghai. VAT payable on goods sold or taxable labor services provided by a general VAT taxpayer for a taxable period is the net balance of the output VAT for the period after crediting the input VAT for the period. Hence, the amount of VAT payable does not result directly from output VAT generated from goods sold or taxable labor services provided.

With the adoption of the Pilot Program, Shanghai Miyuan, Beijing Miyuan and Beijing Aizhenxin ceased to be subject to Business Tax. Shanghai Miyuan is subject to VAT at a rate of 3% starting from January 2012. Beijing Miyuan and Beijing Aizhenxin are subject to VAT at a rate of 3% starting from September 2012. Jiayuan Shanghai Center and Shanghai HQS continued to be subject to Business Tax.

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

Hong Kong

Jiayuan Hong Kong is not subject to Hong Kong profits tax on foreign-sourced income, dividends and capital gains. As an entity incorporated in Hong Kong, Jiayuan Hong Kong was subject to 16.5% income tax for the years ended December 31, 2010, 2011 and 2012 on its taxable profits generated from operations in Hong Kong. Payment of dividends is not subject to withholding tax in Hong Kong.

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

The Group’s PRC entities accrued for corporate income tax as follows:

•                  Shanghai Miyuan was subject to 25% EIT in 2010. In 2011, Shanghai Miyuan was qualified as software enterprise under which it is entitled to income tax exemption for the fiscal years 2011 and 2012 and a preferential tax rate of 12.5% from fiscal years 2013 through 2015.

•                  For 2010 to 2012, Shanghai HQS accrued the EIT at a tax rate of 15% as a result of HNTE status.

•                  Beijing HQS, Xique, Beijing Aizhenxin and Jiayuan Shanghai Center were subject to 25% EIT for 2010 to 2012.

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

The Company’s subsidiaries have not declared any dividend to the parent company and have determined that it has no present plan to declare and pay any dividends. The Group currently plans to continue to reinvest its subsidiaries’ undistributed earnings, if any, in its operations in China indefinitely. Accordingly, no withholding income tax was accrued and required to be accrued as of December 31, 2011 and 2012. The undistributed earnings from the Group’s PRC entities as of December 31, 2011 and 2012 amounted to RMB64,519 and RMB140,527, respectively. An estimated foreign withholding taxes of RMB6,452 and RMB14,053 would be due if these earnings were remitted as dividends as of December 31, 2011 and 2012, respectively.

Composition of income tax expenses

The current and deferred portions of income tax expenses included in the Group’s consolidated statements of comprehensive (loss)/income are as follows:

	For the year ended December 31,
	2010	2011	2012
	RMB	RMB	RMB

Current tax expenses	11,242	19,921	8,753
Deferred taxation	(1,231)	(1,814)	474
Income tax expenses	10,011	18,107	9,227

Reconciliation of the differences between the PRC statutory EIT rate of 25% and the Group’s effective tax rate is as follows:

	For the year ended December 31,
	2010	2011	2012
	RMB	RMB	RMB

Statutory EIT rate	25.0%	25.0%	25.0%
Effect of non-deductible expenses	9.8%	10.5%	4.9%
Effect of lower tax rates in other jurisdictions	—	(2.4)%	0.3%
Effect of change in tax rate	1.5%	—	—
Effect of preferential tax treatments	(9.1)%	(12.6)%	(19.2)%
Tax incentives for research and development expenses (i)	—	—	(3.1)%
Changes in valuation allowance:	10.3%	12.2%	5.6%
- Unrecognized tax losses	0.6%	2.8%	1.7%
- Accrued salaries and other expenses	(3.7)%	0.1%	0.2%
- Advertising expenses	13.4%	9.3%	3.7%
Effective income tax rate	37.5%	32.7%	13.5%

(i) The Group obtained a tax incentive relating to research and development expense of one of its VIEs in the PRC. Under such tax incentive rule, the Group may claim an additional tax deduction amounting to 50% of the research and development expenses incurred in a year.

The effect of the preferential tax treatments available to the Group is as follows. No period prior to January 1, 2010 was eligible for preferential tax treatment.

	For the year ended December 31,
	2010	2011	2012
	RMB	RMB	RMB

Preferential tax treatments impact to net income to ordinary shareholders	6,973	6,972	15,201
Per share effect, basic	0.26	0.18	0.33
Per share effect, diluted	0.26	0.16	0.32

Deferred tax

Deferred taxes are measured using the enacted tax rates for the periods in which they are expected to be reversed. Significant components of the Group’s deferred tax assets are as follows:

	As of December 31,
	2011	2012
	RMB	RMB

Deferred tax assets, current
Net operating loss carry forwards	2,094	3,050
Accrued salaries and other expenses	3,189	2,432
Advertising expenses	11,414	13,947
Government subsidies	—	457
Total: deferred tax assets, current	16,697	19,886
Deferred tax assets, non-current	—	—
Total: deferred tax assets	16,697	19,886
Less: valuation allowance
Net operating loss carry forwards	(2,094)	(3,050)
Accrued salaries and other expenses	(144)	(318)
Advertising expenses	(11,414)	(13,947)
Total: valuation allowance	(13,652)	(17,315)
Net deferred tax assets	3,045	2,571

The Group had net operating loss carry forwards from certain subsidiaries, VIEs and VIE’s subsidiaries amounting to RMB12,136 as of December 31, 2012, of which RMB1,983 will expire on December 31, 2015, RMB6,392 will expire on December 31, 2016 and RMB3,522 will expire on December 31, 2017.

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

	Years Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB

Balance at beginning of the year	(5,786)	(6,755)	(13,652)
Provision for the year	(969)	(6,897)	(3,663)
Balance at end of the year	(6,755)	(13,652)	(17,315)

14.  Redeemable Convertible Preferred Shares

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

The following table sets forth the changes of redeemable convertible preferred shares for the years ended December 31, 2010 and 2011:

	As of December 31,
	2010	2011
	RMB	RMB

Beginning balance	87,694	93,559
Add: Accretion of redemption feature	8,960	3,222
Less: Translation gain related to the preferred shares	(2,825)	(1,635)
Conversion of convertible redeemable preferred shares into ordinary shares	—	(95,146)
Ending balance	93,559	—

15.  Ordinary Shares and Treasury Shares

As of December 31, 2012, the Company was authorized to issue 100,000,000 ordinary shares, at par value of US$0.001 per share, and 47,489,394 and 48,130,944 ordinary shares were issued as of December 31, 2011 and 2012, respectively.

As of December 31, 2012, 421,358 ordinary shares were issued to a depository and the Company allowed the depository to issue ADS upon the exercise of options granted pursuant to the 2007 Share Incentive Plan (the “Plan”). These ordinary shares were included in issued and outstanding shares on the Group’s balance sheet and statement of changes in shareholders’ (deficit)/equity  as of and for the year ended December 31, 2012 although these shares and the related ADS were not issued to any option holders.

In December 2011, the Board of Directors of the Company authorized a share repurchase plan, pursuant to which the Company was authorized to repurchase its own issued and outstanding ADSs up to an aggregate value of US$10,000 from the open market from time to time within one year. In December 2012, the Board of Directors approved another US$10,000 share repurchase plan to authorize the Company to repurchase its own issued and outstanding ADSs from the open market from time to time within one year. The share repurchase plans do not require the Company to acquire a specific number of shares.

During the year ended December 31, 2012, the Company repurchased approximately 2,004,526 ADSs for total consideration of approximately US$10,076 from the open market. The ordinary shares representing the repurchased ADS are recorded as treasury shares at purchase cost at the time of repurchase. In 2012, 258,450 ordinary shares were cancelled. The Company recognized the difference between the repurchase costs and the par value in additional paid-in capital. The remaining 2,748,339 ordinary shares which were repurchased but not cancelled were recorded as treasury shares at purchase cost at the time of repurchase.

16.  Share-based Compensation

a)                 Share Incentive Plan

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

On June 15, 2012, the shareholders passed a resolution to increase the maximum aggregate number of ordinary shares that may be delivered pursuant to awards granted to eligible persons under the Plan by 2,400,000 ordinary shares, from 5,233,920 ordinary shares to 7,633,920 ordinary shares, and amended the Plan to allow the administrator of the Plan to have additional flexibility to re-price awards granted under this Plan, including the re-pricing of “underwater” share options, without shareholder approval.

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

On July 12, 2012, the Board of Directors of the Company approved to amend certain option awards granted by the Company to a director and certain employees of the Company during the period from December 2010 to July 2011. A total of 546,000 share options granted at the original exercise prices of $5.00 to $7.44 per share were cancelled and replaced by a total of 255,453 share options with an exercise price of $3.227 per share, the then fair value of the ordinary share on the modification date.

Such modification was accounted for pursuant to ASC 718 under US GAAP. The incremental fair value before and after the modification was recognized as follows: (a) for vested options, the incremental share-based compensation expenses are recognized immediately; (b) For non-vested options, the incremental share-based compensation expenses are recognized in the statement of comprehensive income over the remaining vesting period.

As the Company reduced the exercise price while granting less share options to replace the cancelled ones, the total incremental fair value for the modification was immaterial.

The Company’s share option activities for the years ended December 31, 2010, 2011 and 2012 are summarized below:

	Share options outstanding
	Share options	Weighted average exercise price	Weighted average remaining contractual life (in years)	Weighted average grant date fair value
		US$		US$
Balances outstanding at January 1, 2010	2,424,400	0.96	5.04	0.46
Granted	866,500	2.99		2.67
Forfeited	(69,100)	1.06		0.41
Balances outstanding at December 31, 2010	3,221,800	1.50	4.50	1.05
Granted	1,699,813	5.24		2.67
Exercised	(164,841)	1.10		1.05
Forfeited	(374,136)	3.79		2.31
Balances outstanding at December 31, 2011	4,382,636	2.78	4.23	1.57
Granted	2,410,000	3.35		1.26
Exercised	(913,801)	1.05		0.90
Modified	(290,547)	3.23		1.06
Forfeited	(1,169,906)	4.35		1.95
Expired	(50,000)	0.30		0.02
Balances outstanding at December 31, 2012	4,368,382	2.69	4.34	1.30

Exercisable at December 31, 2010	713,892	1.08	4.69	0.51
Exercisable at December 31, 2011	1,716,844	1.15	3.16	1.09
Exercisable at December 31, 2012	1,353,698	1.40	2.39	1.24

As of December 31, 2012, the intrinsic value of outstanding and exercisable share options was US$4,662 and US$3,170, respectively, which is calculated as the difference between the Company’s closing stock price as of December 31, 2012 and the exercise price of the share options.

For the year ended December 31, 2011 and 2012, the total intrinsic value of options exercised was US$612 and US$2,172, respectively.

The fair value of each option at the grant date was estimated using the Binominal Option Pricing Model by the Company with assistance from independent valuation specialists.

The following table summarizes the assumptions used to estimate the fair values of the share options granted in the years presented:

	For the year ended December 31,
	2010	2011	2012

Risk-free interest rate	3.04%-3.18%	1.18%-2.64%	1.30%-2.25%
Exercise multiple	2.80	2.80	2.80
Expected forfeiture rate	5%	5%	5%
Contractual life of option	6 years	6 years	6 years
Expected volatility	36.74%-38.96%	33.98%-39.39%	38.00%-38.88%
Dividend yield	—	—	—

The risk-free interest rate was based on the market yield of US$ denominated China International Government Bonds with maturity terms equal to the contractual life of option. The exercise multiple is calculated as the ratio of fair value of stock over the exercise price as at the time the share option is exercised and estimated based on an empirical research study regarding the early exercise behaviour of employees with share options. Expected forfeiture rate was estimated based on annual staff turnover for periods after June 2007. Pursuant to the Plan, the contractual life of the share options is 6 years. The expected volatility was estimated based on the price volatility of the shares of comparable companies in the internet media business because the Company was not a public company at the grant dates prior to May 11, 2011 and was a public company for a short period of time at the grant dates after May 11, 2011, and therefore did not have data to calculate expected volatility of the price of the underlying ordinary shares over the contractual life of option. No dividends were assumed in the estimation considering the Company has no history or expectation of paying dividends on its common shares.

The total fair value of equity awards vested during the year ended December 31, 2010, 2011 and 2012 were RMB1,765, RMB22,759 and RMB4,246, respectively.

For the years ended December 31, 2010, 2011 and 2012, the Group recorded share-based compensation of RMB6,070, RMB12,675 and RMB10,891, respectively, using graded-vesting method, for the options granted with service conditions.

For the year ended December 31, 2010, the Group did not recognize any share-based compensation for the options granted with performance conditions as the vesting of the performance condition awards is contingent upon IPO which is not considered probable until the event happens. Upon the closing of the Company’s IPO on May 16, 2011, share options to purchase a total of 602,183 shares which were granted to several employees and non-employees were fully vested. Accordingly, the Group recorded IPO related share-based compensation expenses of RMB17,534 for the year ended December 31, 2011.

As of December 31, 2012, total amount of unrecognized compensation costs relating to non-vested share options granted by the Company amounted to RMB16,603. These unrecognized compensation costs are expected to be recognized over a weighted average period of 1.02 years.

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

Share-based compensation expenses related to the Founder’s Shares of RMB893, RMB333 and RMB92 were recognized in general and administrative expenses in the consolidated statements of comprehensive (loss)/income for the year ended December 31, 2010, 2011 and 2012, respectively.

In July 2012, upon the termination of employment of the COO, the unexercised options were forfeited and the recognized compensation cost was reversed.

c)                  Restricted Shares

In March and December 2012, the Company granted 232,500 and 49,040 restricted shares (the “Restricted Shares”), respectively, to certain key employees of the Company. These Restricted Shares shall vest over a four-year service period, with 25% of the Restricted Shares subject to vest on the first anniversary of the date of grant and the remaining 75% subject to vest in twelve quarterly installments.

The Company’s Restricted Shares’ activities for the year ended December 31, 2012 are summarized below:

	Restricted Shares outstanding
	Restricted Shares	Weighted average remaining contractual life (in years)

Balances outstanding at January 1, 2012
Granted	281,540	5.34
Balances outstanding at December 31, 2012	281,540	5.34

The Restricted Shares will start to vest during the year ending December 31, 2013.

For the year ended December 31, 2012, the Group recorded share-based compensation of RMB2,380 related to the Restricted Shares using the graded-vesting method.

As of December 31, 2012, unrecognized compensation expenses relating to the non-vested Restricted Shares amounted to RMB3,431. These expenses are expected to be recognized over a weighted average period of 1.06 years.

17.       Net (Loss)/Income Per Share

Basic and diluted net (loss)/income per share for each of the years presented are calculated as follows:

	For the year ended December 31,
	2010	2011	2012
	RMB	RMB	RMB

Numerator:
Net income attribute to Jiayuan.com International Ltd.	16,717	37,243	58,937
Accretion of Series A Preferred Shares	(8,690)	(3,222)	—
Income allocated to participating preferred shareholders	(16,717)	(12,681)	—
Numerator for basic and diluted net (loss)/income per share	(8,690)	21,340	58,937

Denominator:
Weighted average number of ordinary shares outstanding—basic	27,272,727	39,647,790	46,297,314
Dilutive effect of share options	—	2,737,043	1,445,784
Weighted average number of ordinary shares outstanding—diluted	27,272,727	42,384,833	47,743,098
Basic net (loss)/income per share	(0.32)	0.54	1.27
Diluted net (loss)/income per share	(0.32)	0.50	1.23

Net income attributable to Jiayuan.com International Ltd. for the year ended December 31, 2010 and 2011 has been allocated to the ordinary shares and preferred shares based on their respective rights to shares in dividends.

As of December 31, 2012, 421,358 ordinary shares were issued to a depository and the Company allowed the depository to issue ADS upon the exercise of options granted pursuant to the Plan. These shares were not issued to any option holders. Accordingly, the Group did not include these 421,358 ordinary shares in the calculation of basic and diluted net income per share for the year ended December 31, 2012 as these shares are not considered outstanding for net income per share calculation purposes.

The potential dilutive Series A Preferred Shares and share options were excluded from the calculation of diluted net loss per share for the year ended December 31, 2010 as their inclusion would be anti-dilutive.

18.       Commitments and Contingencies

a)                 Operating lease commitments

Future minimum payments under non-cancellable operating leases with initial terms in excess of one year consist of the following at December 31, 2012:

Amount
RMB

Year ending December 31,
2013	5,136
2014	2,199
2015	1,398
2016	72
2017 and thereafter	—
Total	8,805

For the years ended December 31, 2010, 2011 and 2012, total rental expenses amounted to approximately RMB4,932, RMB5,257 and RMB6,387, respectively.

The Group did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2012.

b)                 Contingencies

The Group is not currently a party to, nor is aware of, any legal proceeding, investigation or claim which is likely to have a material adverse effect on the Group’s business, financial condition, results of operations, or cash flows. The Group did not record any legal contingencies as of December 31, 2012.

19.       Related Party Transactions

The table below sets forth the related parties and their relationships with the Group:

Related Party	Relationship with the Group
Ms. Haiyan Gong	Nominee shareholder of the VIEs, non-executive co-chairman of the Board of Directors, and the Company’s shareholder.

During the years presented in the financial statements, there were no significant related party transactions except for the following:

In December 24, 2012, the Group entered into a consultancy agreement with Ms. Haiyan Gong, under which Ms. Haiyan Gong agreed to provide, among other things, certain consultant services for a term of three years effective from January 1, 2013 and would receive a monthly fee of RMB49.

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

20.       Segment Information

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

Management has determined that the Group operates in three reportable segments which are online services, events and VIP services and other services during the years presented. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The CODM evaluates performance based on each reporting segment’s revenues, cost of revenues, and gross profit. The CODM does not review operating expenses or balance sheet information to measure the performance of the reportable segments, nor is this part of the segment information regularly provided to the CODM. Information for net revenues, cost of revenues and gross profit by segment is as follows:

For the year ended December 31, 2010

	Online services	Events and VIP services	Other services	Consolidated
	RMB	RMB	RMB	RMB
Net revenues	134,062	26,265	7,262	167,589
Cost of revenues	(40,228)	(18,787)	(2,034)	(61,049)
Gross profit	93,834	7,478	5,228	106,540

For the year ended December 31, 2011

	Online services	Events and VIP services	Other services	Consolidated
	RMB	RMB	RMB	RMB
Net revenues	277,186	51,235	2,820	331,241
Cost of revenues	(73,427)	(26,183)	(5,204)	(104,814)
Gross profit/(loss)	203,759	25,052	(2,384)	226,427

For the year ended December 31, 2012

	Online services	Events and VIP services	Other services	Consolidated
	RMB	RMB	RMB	RMB
Net revenues	362,492	47,418	893	410,803
Cost of revenues	(117,830)	(25,388)	(467)	(143,685)
Gross profit	244,662	22,030	426	267,118

The Group primarily operates in the PRC, accordingly, no geographical information is presented.

21.       Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by the Company’s subsidiaries, VIEs and VIE’s subsidiary in China only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries, VIEs and VIE subsidiary in China are required to make certain appropriation of net after-tax profits or increase in net assets to the statutory surplus fund (see Note 3(s)) prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the Company’s subsidiaries, VIEs and VIE’s subsidiary in China are restricted in their ability to transfer their net assets to the Company in terms of cash dividends, loans or advances, which restricted portion amounted to approximately RMB27,890 and RMB30,364 as of December 31, 2011 and 2012, respectively. As of December 31, 2011 and 2012, the retained earnings balance of the Group’s PRC entities after appropriation to statutory reserves, as determined under PRC GAAP, was RMB64,519 and RMB140,527, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries or VIEs for working capital and other funding purposes, the Company may in the future require additional cash resources from the Company’s subsidiaries, VIEs and VIE’s subsidiary in China due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends to make distributions to shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Company’s subsidiaries, VIEs and VIE’s subsidiary to satisfy any obligations of the Company.

The Company performed a test on the restricted net assets of consolidated subsidiaries, VIEs and VIE’s subsidiary (the “restricted net assets”) in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e)(3), “General Notes to the Financial Statements” and concluded that the restricted net assets did not exceed 25% of the consolidated net assets of the Company as of December 31, 2012.

22.       Subsequent Events

a) In March 2013, the Group completed the acquisition of new office space with total consideration amounted to RMB76,489.

b) During the period from January 2, 2013 to April 26, 2013, the Company repurchased approximately 233,907 ADSs with total consideration of approximately US$1,287 from the open market. The ordinary shares representing the repurchased ADS are recorded as treasury shares at purchase cost at the time of repurchase.