Form 20-F/A
period 2012-12-31
JIAYUAN.COM INTERNATIONAL LTD
filed 2014-01-30
CIK 1511683

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

F/15, Anhua Building No. 35 Anding Road Chaoyang District, Beijing The People’s Republic of China
(Address of principal executive offices)

Shang-Hsiu Koo

Chief Financial Officer

Jiayuan.com International Ltd.

F/15, Anhua Building

No. 35 Anding Road

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

☐ Yes   ☐ No

TABLE  OF CONTENTS

EXPLANATORY NOTE	3

Item 19. Exhibits	4

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2012, which was originally filed with the Securities and Exchange Commission on April 29, 2013 (the “2012 Form 20-F”), is being filed solely for the purpose of amending the consent of PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the 2012 Form 20-F, or reflect any events that have occurred after the 2012 Form 20-F was originally filed.

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

12.1**	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2**	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1**	Consent of PricewaterhouseCoopers Zhong Tian LLP.

15.2***	Consent of Zhong Lun Law Firm.

15.3*	Consent of iResearch Consulting Group.

15.4*	Consent of Maples & Calder.

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*                           Previously filed or furnished with the Annual Report on Form 20-F on April 29, 2013.

**                    Filed with this Amendment No. 1 to the Annual Report on Form 20-F.

***             Filed with the Current Report on Form 6-K on January 21, 2014.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on its behalf.

Jiayuan.com International Ltd.

By:	/s/ Linguang Wu
Name:	Linguang Wu
Title:	Chief Executive Officer

Date:  January 30, 2014