Form 20-F
period 2013-12-31
JIAYUAN.COM INTERNATIONAL LTD
filed 2014-04-30
CIK 1511683

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from                       to

Commission file number: 001-35157

Jiayuan.com International Ltd.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

15/F, Anhua Development Building No. 35 Anding Road Chaoyang District, Beijing The People’s Republic of China
(Address of principal executive offices)

Shang-Hsiu Koo

Chief Financial Officer

Jiayuan.com International Ltd.

15/F, Anhua Development Building

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

49,030,944 ordinary shares, par value US$0.001 per share as of
December 31, 2013

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

•                                “our PRC operating companies” refers to Shanghai Huaqianshu Information Technology Co., Ltd., Beijing Huaqianshu Information Technology Co., Ltd. , Beijing Aizhenxin Information Technology Co., Ltd. and Beijing Shiji Xique Information Technology Co., Ltd.;

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

•                                “platforms” refers to our Jiayuan.com website, izhenxin.com website, juedui100.com website, imdali.com website Jiayuan.com and qiuai.com wireless application protocol, or WAP, platforms, our Jiayuan.com and imdali.com wireless applications and our Jiayuan.com desktop client; we introduced our Jiayuan.com wireless application protocol platform in 2010, our Jiayuan.com wireless application in 2011, our Jiayuan.com desktop client in January 2012, our izhenxin.com website in October 2012, our juedui100.com website in December 2012, our qiuai.com WAP platform in September 2013 and both our imdali.com website and our imdali.com wireless application in November 2013, respectively;

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

•                                “personalized matchmaking services” refers to services which we previously referred to as VIP services;

•                                “RMB” or “Renminbi” refer to the legal currency of China; and

•                                “$,” “dollars,” “US$” or “U.S. dollars” refer to the legal currency of the United States.

This annual report on Form 20-F includes our audited consolidated statements of comprehensive income for the fiscal years ended December 31, 2011, 2012 and 2013 and audited consolidated balance sheet data as of December 31, 2012 and 2013.

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

Item 2.                                 Offer Statistics and Expected Timetable.

Not applicable.

Item 3.                                 Key Information.

A.                                                            Selected financial data

The following selected consolidated statements of comprehensive income data for the years ended December 31, 2011, 2012 and 2013, and the selected consolidated balance sheet data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this annual report on Form 20-F. Our selected consolidated statements of comprehensive income data for the year ended December 31, 2009 and 2010, and the selected consolidated balance sheet data as of December 31, 2009, 2010 and 2011 were derived from our audited consolidated financial statements, which are not included in this annual report on Form 20-F. You should read the selected consolidated financial data in conjunction with our audited financial statements and the accompanying notes included elsewhere in this annual report on Form 20-F and “Item 5. Operating and Financial Review and Prospects.” Our audited consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of our future results.

	For the year ended December 31,
	2009	2010	2011	2012	2013	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Consolidated Statement of Comprehensive Income Data:
Net revenues	63,894	167,589	331,241	410,803	492,606	81,372
Cost of revenues (1)	(28,448)	(61,049)	(104,814)	(143,685)	(180,521)	(29,819)
Gross profit	35,446	106,540	226,427	267,118	312,085	51,553
Operating expenses:
Selling and marketing expenses (1)	(16,574)	(57,867)	(110,521)	(143,376)	(183,619)	(30,332)
General and administrative expenses (1)	(8,631)	(24,338)	(64,310)	(54,367)	(52,565)	(8,683)
Research and development expenses (1)	(8)	(381)	(11,796)	(17,587)	(21,918)	(3,621)
Total operating expenses	(25,213)	(82,586)	(186,627)	(215,330)	(258,102)	(42,636)
Operating income	10,233	23,954	39,800	51,788	53,983	8,917
Interest income, net	1,189	1,876	5,077	13,323	11,687	1,931
Foreign currency exchange (loss)/income, net	(3)	—	8,911	(1,845)	1,935	320
Other income, net	6	898	1,562	4,898	9,104	1,504
Income before income tax	11,425	26,728	55,350	68,164	76,709	12,672
Income tax expenses	(5,748)	(10,011)	(18,107)	(9,227)	(13,053)	(2,156)
Net income attributable to Jiayuan.com International Ltd.	5,677	16,717	37,243	58,937	63,656	10,516
Accretion of Series A redeemable convertible preferred shares	(7,976)	(8,690)	(3,222)	—	—	—
Income allocated to participating preferred shares	(5,677)	(16,717)	(12,681)	—	—	—
Net (loss)/income attributable to ordinary shareholders	(7,976)	(8,690)	21,340	58,937	63,656	10,516
Net income attributable to Jiayuan.com International Ltd.	5,677	16,717	37,243	58,937	63,656	10,516
Other comprehensive income:
Foreign currency translation adjustments, net of tax of RMB nil	77	2,825	(11,452)	(772)	(9,018)	(1,490)
Comprehensive income attributable to Jiayuan.com International Ltd.	5,754	19,542	25,791	58,165	54,638	9,026
Net (loss)/income per share:
Basic	(0.29)	(0.32)	0.54	1.27	1.42	0.23
Diluted	(0.29)	(0.32)	0.50	1.23	1.39	0.23
Weighted average shares used in calculating net (loss)/income per share, basic	27,272,727	27,272,727	39,647,790	46,297,314	44,910,676	44,910,676
Weighted average shares used in calculating net (loss)/income per share, diluted	27,272,727	27,272,727	42,384,833	47,743,098	45,827,922	45,827,922
Net (loss)/income per ADS (2) :
Basic	(0.44)	(0.48)	0.81	1.91	2.13	0.35
Diluted	(0.44)	(0.48)	0.76	1.85	2.08	0.34
ADSs used in computing net (loss)/income per ADS, basic	18,181,818	18,181,818	26,431,860	30,864,876	29,940,450	29,940,450
ADSs used in computing net (loss)/income per ADS, diluted	18,181,818	18,181,818	28,256,555	31,828,732	30,551,948	30,551,948
Non-GAAP net income (3)	7,302	23,680	67,785	72,300	74,084	12,239

(1)        Includes share-based compensation expenses as follow:

	For the year ended December 31,
	2009	2010	2011	2012	2013	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	178	2,041	2,624	3,380	1,737	287
Selling and marketing expenses	52	700	796	807	371	61
General and administrative expenses	1,395	4,174	25,726	7,355	7,627	1,260
Research and development expenses	—	48	1,396	1,821	693	115
Total	1,625	6,963	30,542	13,363	10,428	1,723

(2)        Basic and diluted net (loss)/income per ADS is computed based on net (loss)/income attributable to ordinary shareholders and the corresponding basic and diluted number of ADSs, assuming that, during each period presented, every two ADSs represents three ordinary shares.

(3)        We define non-GAAP net income as net income attributable to Jiayuan.com International Ltd. excluding share-based compensation expenses. We review non-GAAP net income together with net income attributable to Jiayuan.com International Ltd. to obtain an additional understanding of our operating performance. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in our business. However, the use of non-GAAP net income has material limitations as an analytical tool. One of the limitations of using non-GAAP net income is that it does not include all items that impact our net income attributable to Jiayuan.com International Ltd. during the periods. In addition, because non-GAAP net income is not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP net income in isolation from or as an alternative to net income attributable to Jiayuan.com International Ltd. prepared in accordance with U.S. GAAP. Our non-GAAP net income is calculated as follows for the periods presented:

	For the year ended December 31,
	2009	2010	2011	2012	2013	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Net income attributable to Jiayuan.com International Ltd.	5,677	16,717	37,243	58,937	63,656	10,516
Add: Share-based compensation expenses	1,625	6,963	30,542	13,363	10,428	1,723
Non-GAAP net income	7,302	23,680	67,785	72,300	74,084	12,239

	As of December 31,
	2009	2010	2011	2012	2013	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share data)
Consolidated Balance Sheet Data:
Total current assets	76,407	149,229	618,106	593,037	635,455	104,969
Total assets	80,572	164,258	655,705	695,066	740,003	122,239
Total liabilities	25,566	85,572	122,188	147,680	200,785	33,167
Series A redeemable convertible preferred shares	87,694	93,559	—	—	—	—
Total shareholders’ (deficit)/equity	(32,688)	(14,873)	533,517	547,386	539,218	89,072
Number of outstanding ordinary shares	27,272,727	27,272,727	47,489,394	48,130,944	49,030,944	49,030,944

Exchange Rate Information

Our business is primarily conducted in China and a substantial majority of our revenues are denominated in Renminbi. The exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise indicated, conversions of RMB into U.S. dollars in this annual report are based on the exchange rate, as of December 31, 2013, which was RMB6.0537 to $1.00. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Renminbi per U.S. Dollar Noon Buying Rate
Period	Average (1)	High	Low	Period-End
2009	6.8313	6.8176	6.8470	6.8259
2010	6.7603	6.6000	6.8330	6.6000
2011	6.4630	6.2939	6.6364	6.2939
2012	6.2990	6.2221	6.3879	6.2301
2013	6.1412	6.0537	6.2438	6.0537
Previous Six Months
October 2013	6.1032	6.0815	6.1209	6.0943
November 2013	6.0929	6.0903	6.0993	6.0922
December 2013	6.0738	6.0537	6.0927	6.0537
January 2014	6.0509	6.0402	6.0600	6.0590
February 2014	6.0816	6.0591	6.1448	6.1448
March 2014	6.1729	6.1183	6.2273	6.2164
April 2014 (through April 25)	6.2196	6.1966	6.2534	6.2534

(1) Annual averages are calculated by averaging the exchange rates on the last business day of each month.  Monthly averages are calculated using the average of the daily rates during the relevant period.

On April 25, 2014, the exchange rate set forth in the H. 10 statistical release of the Federal Reserve Board was RMB 6.2534 to $1.00.

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

Our founder, Ms. Haiyan Gong, commenced our online dating business in 2003.  We began charging our users message fees on our online dating platform in October 2008.  Prior to this, we generated revenues primarily from charging for non-message related value-added services, such as VIP memberships, priority search rankings and from selling advertisement space on our platform.  Accordingly, we have a limited relevant operating history from which to evaluate our business, financial performance and prospects.  Since the change in our business model in 2008, we have derived a substantial portion of our net revenues from service fees generated from online dating services.  Our online services revenue represented 83.7%, 88.2% and 85.7% of our net revenues in 2011, 2012 and 2013, respectively.  As a result, we have a short operating history under our current revenue model for you to evaluate in assessing our future prospects.  We may not be able to achieve similar results or growth in future periods.  Our business model may become obsolete due to development of other business models or technologies.  You must consider our business and prospects in light of the risks and difficulties we will encounter as a young company in a new and rapidly evolving market.  Our ability to maintain profitability primarily depends on, among other factors, the growth of the online dating industry in China, the continued acceptance of our business model by our users, our ability to generate continuing interest in our platform, our ability to provide services that meet the needs of our users and our ability to control costs and expenses.  Accordingly, you should not rely on our results of operations for any prior period as an indication of our future performance.  We may not be able to effectively assess or address the evolving risks and difficulties present in the market, which could threaten our capacity to continue operations successfully in the future.

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

We applied to the PRC Trademark Office of the State Administration for Industry and Commerce, or the PRC Trademark Office, for the registration of such trademark for dating and marriage agency services under Class 45 (Dating and Marriage Agency Services) in September 2009.  In October 2010, the PRC Trademark Office rejected our trademark registration application on the basis that an individual had applied to register the “世纪佳缘” (Shiji Jiayuan) trademark under Class 45 in June 2005.  After being informed by the PRC Trademark Office of its decision in October 2010, we filed an opposition to this individual’s trademark registration application under Class 45 on the ground of malicious registration.  We received a decision from the Trademark Review and Adjudication Board of the PRC Trademark Office in January 2013 that upheld our opposition and rejected this individual’s trademark registration application.  A publication of the decision was made by the PRC Trademark Office in March 2013.  Following 30 days from the date of publication of the decision by the PRC Trademark Office, the individual is entitled to challenge the decision within 30 days.  As of the date of this annual report, we are not aware of this individual having brought any action challenging this decision within the aforesaid period, and in such case, the decision made by the Trademark Review and Adjudication Board of the PRC Trademark Office upholding our opposition has become effective.

We are in the process of registering the “世纪佳缘” (Shiji Jiayuan) trademark for dating and marriage agency services and some of our other key trademarks in China, including trademarks used in connection with our imdali.com and qiuai.com websites.  If our applications for our key trademarks are unsuccessful or a third party is able to register them, we may lose our ability to use our key trademarks and be unable to prevent others from using similar or identical trademarks.  Furthermore, a lack of registration or license to legally use the trademarks may subject us to trademark infringement claims for our use of key trademarks.  Losing the right to use our key trademarks for any reason or being subject to trademark infringement claims may adversely affect our ability to maintain and protect our brands, cause us to incur litigation costs and divert resources and management attention.

Competition presents an ongoing threat to the performance of our business and may make it difficult for us to attract and retain users.

The online dating sector in China is highly competitive.  The market is characterized by the frequent introduction of new websites and services, short website life cycles, constantly evolving trends, rapid adoption of technological advancements, as well as price-sensitive users.  We expect competition in the online dating business in China to continue to increase because there are no substantial barriers to setting up an online dating website.  We compete directly with online dating service providers such as Baihe.com, Zhenai.com and Youyuan.com.  We also compete with portals and classifieds websites that operate online dating sub-channels, such as 163.com, Ganji.com and 58.com.  In addition, we face competition from Internet portals and social networking websites such as Sina.com.cn, Sohu.com, QQ.com, Renren.com and Kaixin001.com, including applications on wireless devices from QQ.com, WeChat and Momo.  We also face competition and potential competition from overseas operators of online dating services and Internet companies that offer or seek to offer online dating services in China.

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

We do not directly bill our users that elect to pay for our online services through their telecommunication operators.  Instead, we depend on wireless value-added services, or WVAS, partners, to record the sales volume, bill our users, collect payments from the Internet and telecommunication operators and remit to us our portion of the revenues.  In the years ended December 31, 2011, 2012 and 2013, revenue remitted from WVAS partners accounted for approximately 20.6%, 30.0% and 33.4%, respectively, of our online revenues.

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

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.  As a result, current and potential shareholders could lose confidence in our financial reporting, which would harm the value of our ADSs.

Prior to our initial public offering in May 2011, we were a private company with a short operating history and limited accounting personnel with U.S. GAAP experience and other resources with which to address our internal control and procedures over financial reporting. Accordingly, we identified a material weakness in our internal control over financial reporting, as defined in AU325, Communicating Internal Control Related Matters Identified in an Audit, of the PCAOB Standard and Related Rules, as of December 31, 2010 and 2011. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified related to the lack of sufficient accounting personnel with knowledge to perform period-end reporting procedures under U.S. GAAP, to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP.

Management performed an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2012 in accordance with Section 404 of the U.S. Sarbanes-Oxley Act of 2002 and the related rules as promulgated by the SEC and reported to our board of directors that the material weakness identified as of December 31, 2010 and 2011 continued to exist as of December 31, 2012, as defined in PCAOB Auditing Standard No. 5, An Audit of Internal Control Over Financial Reporting That Is Integrated With An Audit of Financial Statements.

We have undertaken certain additional remedial measures to improve our internal control over financial reporting and disclosure controls to address the material weakness. As of December 31, 2013, our management has concluded that our internal control over financial reporting is effective after the remediation. For details on these initiatives, please see “Item 15. Controls and Procedures — Changes in Internal Control over Financial Reporting.”

However, if we fail to maintain effective internal control over financial reporting in the future, our management may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. In addition, the process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that satisfies our reporting obligations.  Our failure to discover and address any other material weaknesses or deficiencies may result in inaccuracies in our financial statements or delay in the preparation of our financial statements.  As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected.  Ineffective internal control over financial reporting could also expose us to increased risk of fraud or misappropriations of corporate assets and subject us to potential delisting from the stock exchange on which our ADSs are listed, regulatory investigations or civil or criminal sanctions.

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

If we are accused of failing to protect the confidential information of our users, we may be forced to expend significant financial and managerial resources in defending against these accusations and we may face potential liability.  Any negative publicity may adversely affect our public image and reputation.  In order to strengthen our security protocols to protect user information, we may from time to time introduce increasingly more complex registration and log-in procedures, requiring users to input more information which may negatively impact our user acquisition and user retention. In addition, any perception by the public that online commerce is becoming increasingly unsafe or that the privacy of user information is vulnerable to attack could inhibit the growth of online services generally, which in turn may reduce the number of our users.

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

We have limited experience in cooperating with matchmaking agencies, and our efforts to expand our personalized matchmaking services across China through matchmaking agencies may not be successful and could impair the value of our brands and our results of operations.

We began offering our personalized matchmaking services in cooperation with matchingmaking agencies under an outsourcing model in second-tier cities beginning in May 2013 and we had 24 locations offering personalized matchmaking services through such arrangements as of December 31, 2013.  Under these cooperation arrangements, we sign the service contracts with the personalized matchmaking clients and the clients also pay us directly while the services are provided by matchmaking agencies under our close supervision.  Prior to May 2013, we had no experience operating through such arrangements with matchmaking agencies, and we can provide no assurance that these arrangements will be successful. We expect to increase these types of arrangements to expand into less developed markets in China. The effect of such cooperation arrangements on our business and results of operations is uncertain and depends upon a variety of factors, including the demand for our services in new local markets and our ability to successfully identify and work with appropriate matchmaking agencies. The matchmaking agencies with whom we enter into such arrangements have certain flexibility in running their operations and their employees are not our employees. To the extent that the matchmaking agencies with whom we enter into such arrangements do not provide services in a manner consistent with our requirements regarding our brands and customer service standards, the value of our brands could suffer. Failure to protect the value of our brands or any other harmful acts or omissions from matchmaking agencies with whom we enter into such arrangements could adversely affect our results of operations and our reputation.  In addition, we also substantially rely on them to gauge market demand.

Furthermore, our arrangements with matchmaking agencies typically have a one-year term, and the matchmaking agencies with whom we enter into such arrangements may not be willing or able to renew their arrangements with us. If we are unable to renew such arrangements, our results of operations and financial condition may suffer.

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

Our services are dependent upon the use of the Internet and telephone and broadband communications to provide high-capacity data transmission without systems downtime.  There have been instances where regional and national telecommunications outages in China have caused us, and other Internet businesses, to experience systems interruptions, including the temporary cessation of corporate use of short messaging services provided by telecommunications carriers.  Any additional interruptions, delays or capacity problems experienced with telephone or broadband connections could adversely affect our ability to provide services to our customers.  The temporary or permanent loss of all, or a portion, of the telecommunications system could cause disruption to our business activities and result in a loss of revenue.  Additionally, the telecommunications industry in China is subject to strict regulatory control.  Changes in current regulations, which could affect our telecommunications providers, could disrupt or adversely affect the profitability of our business.

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

Under the Regulations for the Administration of Foreign-invested Telecommunications Enterprises , or the FITE Regulations, foreign ownership of companies that provide value-added telecommunication services, including online dating services, is limited to 50%.  In addition, foreign enterprises and wholly foreign-owned enterprises are currently not able to apply for the licenses required to operate online dating services in China.  Since we are a Cayman Islands exempted company and therefore are a foreign enterprise under PRC law, neither we nor our PRC subsidiaries are eligible to hold a license to operate online dating services in China.  In order to comply with the foreign ownership restrictions, we operate our online businesses in China through Shanghai Huaqianshu Information Technology Co., Ltd., or Shanghai Huaqianshu, Beijing Huaqianshu Information Technology Co., Ltd., or Beijing Huaqianshu, Beijing Aizhenxin Information Technology Co., Ltd., or Beijing Aizhenxin, and Beijing Shiji Xique Information Technology Co., Ltd., or Xique, each of which is wholly owned by individual shareholders all of whom are PRC citizens.  Our PRC operating companies hold the licenses and approvals that are required to operate our online businesses and Beijing Miyuan Information Technology Co., Ltd., or Beijing Miyuan, has entered into a series of contractual arrangements with our PRC operating companies and/or their respective shareholders.  As a result of these contractual arrangements, we are considered the primary beneficiary of our PRC operating companies and their subsidiaries and consolidate the results of operations of our PRC operating companies and their subsidiaries in our financial statements.  For a description of these contractual arrangements, see “Item 4.  Information on the Company — C. Organizational Structure.”

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

In addition, in October 1998, the PRC State Council promulgated the Provisional Regulations for the Registration Administration of Privately Funded Non-enterprise Institutions, or the Privately Funded Non-enterprise Institutions Regulation. According to the Privately Funded Non-enterprise Institutions Regulation, privately funded non-enterprise institutions may not engage in profit-making business operations, and lawful income accrued from their activities can only be used for business operations prescribed by their articles of association.  We have established a privately funded non-enterprise entity under the supervision of the Shanghai Yangpu District Bureau of Civil Affairs, Shanghai Shiji Jiayuan Matchmaking Service Center, or Jiayuan Shanghai Center, whose business scope includes marriage agency services, through which we operate some of our personalized matchmaking services.  Jiayuan Shanghai Center has entered into a series of contractual arrangements with Beijing Miyuan pursuant to which Jiayuan Shanghai Center agreed to pay service fees equal to a certain percentage of Jiayuan Shanghai Center’s annual revenues to Beijing Miyuan in exchange for technology services from Beijing Miyuan.  See “Our History and Corporate Structure.”

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

In the opinion of Zhong Lun Law Firm, our PRC legal counsel, (i) the corporate structure of our company, our PRC subsidiaries, our PRC operating companies and Jiayuan Shanghai Center are in compliance with existing PRC laws and regulations, and (ii) the contractual arrangements between Beijing Miyuan, on the one hand, and our PRC operating companies and/or their shareholders and/or Jiayuan Shanghai Center, on the other hand, are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect.  However, our PRC legal counsel has further advised us that substantial uncertainties still exist as to how the FITE Regulations, MII Circular 2006 and Privately Funded Non-enterprise Institutions Regulation will be interpreted and implemented by the PRC authorities and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the FITE Regulations, MII Circular 2006 and Privately Funded Non-enterprise Institutions Regulation.  In or around September 2011, various media sources reported that the China Securities Regulatory Commission, or the CSRC, had prepared a report proposing pre-approval by a competent central government authority of offshore listing by China-based companies with variable interest entity structures, such as ours, that operate in industry sectors subject to foreign investment restrictions. However, it is unclear whether the CSRC officially issued or submitted such a report to a higher level government authority or what any such report provides, or whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or what they would provide.  If the Ministry of Industry and Information Technology, or MIIT, the successor of MII, the Ministry of Civil Affairs, the CSRC, or another PRC regulatory agency subsequently takes a view contrary to ours or if we, our PRC subsidiaries, or any of our PRC operating companies and Jiayuan Shanghai Center are found to have violated any existing or future PRC laws or regulations, or our corporate structure is found to be in violation with any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

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

Under the equity pledge agreements described in “Item 4.  Information on the Company — C. Organizational Structure — Contractual Arrangements with Shanghai Huaqianshu, Beijing Huaqianshu, Beijing Aizhenxin, Xique and their Respective Shareholders and Jiayuan Shanghai Center,” the shareholders of Shanghai Huaqianshu, Beijing Huaqianshu, Xique and Beijing Aizhenxin have pledged their equity interests in Shanghai Huaqianshu, Beijing Huaqianshu, Xique and Beijing Aizhenxin to Beijing Miyuan.  According to the PRC Property Rights Law, which became effective on October 1, 2007, a pledge is created only when such pledge is registered with the relevant office of the administration for industry and commerce.  We are in the process of completing the registration of the equity pledges under the amended and restated equity pledge agreements by the shareholders of Shanghai Huaqianshu, Beijing Huaqianshu, Beijing Aizhenxin and Xique with the relevant office of the Administration of Industry and Commerce.

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

We could face material adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between Beijing Miyuan and our PRC operating companies and Jiayuan Shanghai Center were not entered into based on arm’s length negotiations.  Although we based our contractual arrangements on those of similar businesses, if the PRC tax authorities determine that these contracts were not entered into on an arm’s length basis, they may adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment.  A transfer pricing adjustment could adversely affect us by increasing our PRC operating companies’ and Jiayuan Shanghai Center’s tax liabilities without reducing Beijing Miyuan’s tax liabilities, which could further result in late payment fees and other penalties to our PRC operating companies for the under-payment of taxes.  As a result, any transfer pricing adjustment could materially adversely affect our financial condition and results of operations

Our holding company structure may restrict our ability to receive dividends from, or transfer funds to, our PRC subsidiaries, which could restrict our ability to act in response to changing market conditions and reallocate funds among our Chinese entities in a timely manner.

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

Furthermore, we have provided offline personalized matchmaking services to certain of our clients through Shanghai Huaqianshu and its Beijing branch, Beijing Huaqianshu and Jiayuan Shanghai Center in China, which may be deemed to be a type of marriage agency service.  As China has not adopted a comprehensive and specific regulatory framework governing marriage agency services, there are substantial uncertainties regarding the interpretation and implementation of the relevant laws and regulations, especially by the local authorities in different areas, and no assurance can be given that we will not be found in violation such laws and regulations.  For example, the business scope of Shanghai Huaqianshu’s Beijing branch and Beijing Huaqianshu includes “marriage agency services,” while the relevant Shanghai governmental authority did not accept our application for inclusion of “marriage agency services” in the business scope of Shanghai Huaqianshu.  If the relevant governmental authorities in Shanghai determine that Shanghai Huaqianshu has provided marriage agency services without a proper business license, we may be subject to various administrative penalties, including suspension of marriage agency services by Shanghai Huaqianshu, fines or confiscation of illegal gains.  To date, we have not received any notices from the competent governmental authorities in Shanghai threatening to impose penalties on us and we have successfully passed all annual inspections.  To further comply with the relevant laws and regulations, we have established Jiayuan Shanghai Center, through which we provide our personalized matchmaking services in Shanghai previously provided by Shanghai Huaqianshu.  However, there are still some outstanding personalized matchmaking services contracts of Shanghai Huaqianshu, which we expect to transfer to Beijing Huaqianshu in 2014. Although we believe the risks that we will be penalized by the competent governmental authorities in Shanghai are remote, there is no assurance that the relevant authorities will not impose penalties on us in the future and we will not be found in violation of any other current PRC laws or regulations should their interpretations change.

Our operations may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet-related businesses and companies.

The PRC government extensively regulates the Internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the Internet industry.  These Internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty.  As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.  Issues, risks and uncertainties relating to PRC regulation of the Internet business include, but are not limited to, the permits, licenses or operations at some of our companies being subject to challenge or our failure to obtain permits or licenses that may be deemed necessary for our operations or our inability to obtain or renew certain permits or licenses.  If we fail to obtain and maintain any required licenses or approvals, we may be subject to various penalties, including fines and discontinuation of or restriction on our operations.  Any such disruption in our business operations may have a material and adverse effect on our results of operations.

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

Substantially all of our business operations are conducted in China.  Accordingly, our business, results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China.  Due to the global financial crisis, the growth of the Chinese economy also slowed down in the second half of 2008 and early 2009.  While the effect of the global economic crisis subsided through 2010, the growth of the Chinese economy slowed down again in the second half of 2011 and in 2012.  It is unclear whether the Chinese economy will resume its high growth rate.  Any prolonged slowdown in the Chinese economy, in particular the online social network or online dating industry, could negatively impact our business, operating results and financial condition in a number of ways.  For example, our users may decrease spending on our services, while we may have difficulty expanding our user base fast enough, or at all, to offset the impact of decreased spending by our existing users.

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

Shanghai Huaqianshu has been deemed to qualify as an HNTE under the EIT Law for 2010, 2011 and 2012, and was qualified as key software enterprise in 2014 and was entitled to an income tax rate of 10% for 2013 and 2014. In March 2014, Shanghai HQS completed the application process for the renewal of HNTE status and expected to continue to enjoy a preferential income tax rate of 15% for 2013 to 2015. Shanghai Miyuan has qualified as a “software enterprise,” allowing it to be exempt from income taxes for the 2011 and 2012 fiscal years and apply a preferential tax rate of 12.5% for the 2013, 2014 and 2015 fiscal years.  Although Shanghai Huaqianshu was qualified as a key software enterprise for 2013 and 2014, and as a HNTE for the three years starting from 2013, we cannot assure you that Shanghai Huaqianshu will continue to qualify as a key software enterprise or a HNTE under the EIT Law or that Shanghai Miyuan will continue to qualify as a “software enterprise.”  In addition, various local governments in China have provided discretionary incentives to us.  However, these local governments may decide to reduce or eliminate these preferential tax treatments or incentives at any time. Furthermore, these local implementations of tax laws may be found to violate national laws or regulations and we may be subject to retroactive imposition of higher taxes as a result.  Any expiration, reduction, discontinuation or revocation of, or changes to, these tax incentives will increase our tax burden and reduce our net income and thus could materially and adversely affect our operating results.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions.  On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. For almost two years after reaching a high against the U.S. dollar in July 2008, the Renminbi traded within a narrow band against the U.S. dollar.  As a consequence, the RMB has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. dollar.  In June 2010, the PRC government announced that it would increase Renminbi exchange rate flexibility and since that time the Renminbi has gradually appreciated against the U.S. dollar.  In April 2012, the PRC government announced it would increase the trading band between the RMB and U.S. dollar from 0.5% to 1%.  However, it remains unclear how this flexibility might be implemented.  There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the Renminbi against the U.S. dollar.  Substantially all of our revenues and costs are denominated in RMB, and a significant portion of our financial assets are also denominated in RMB. We also record foreign transaction gains or losses in our income statement due to fluctuations in the exchange rate. We principally rely on dividends and other distributions paid to us by our subsidiaries in China.  Any significant revaluation of the RMB may materially adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars.  Any fluctuations of the exchange rate between the RMB and the U.S. dollar could also result in foreign currency translation losses for financial reporting purposes.

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

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the SAT, the State Administration for Industry and Commerce, the CSRC, and the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors , or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009.  The M&A Rules require Offshore SPVs that are controlled by PRC companies or residents and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange.  On September 21, 2006, the CSRC published a notice on its websites specifying the documents and materials that special purpose vehicles are required to submit when seeking CSRC approval for their listings outside of China.  The interpretation and application of the M&A Rules remain unclear, and our initial public offering may have required approval from the CSRC, and if it did, it is uncertain how long it will take us to obtain the approval.

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

Pursuant to the Implementation Rules of the Administrative Measures for Individual Foreign Exchange , or the Individual Foreign Exchange Rule, promulgated on January 5, 2007 by the SAFE and the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company issued by the SAFE in February 2012, or the Stock Incentive Plan Rules, which terminated the Processing Guidance on Foreign Exchange Administration of Domestic Individuals Participating in the Employee Stock Ownership Plans or Stock Option Plans of Overseas-Listed Companies issued by the SAFE in March 2007, “domestic individuals” (both PRC residents and non-PRC residents who reside in the PRC for a continuous period of not less than one year, excluding the foreign diplomatic personnel and representatives of international organizations) who are granted shares or share options by an overseas-listed company according to its stock incentive plan are required, through qualified PRC agents which could be the PRC subsidiary of such overseas-listed company, to register with the SAFE and complete certain other procedures related to the stock incentive plan.  In addition, such domestic individuals shall also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options and their purchase and sale of stocks. Our employees and consultants, who are “domestic individuals” and have been granted share options, or PRC optionees, became subject to the Stock Incentive Plan Rules when our company became an overseas listed company upon the completion of our initial public offering.  If we or our PRC optionees fail to comply with the Individual Foreign Exchange Rule and the Stock Incentive Plan Rules, we and/or our PRC optionees may be subject to fines and other legal sanctions.  We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC law.  In addition, the SAT has issued certain circulars concerning employee share options.  Under these circulars, our employees working in the PRC who exercise share options will be subject to PRC individual income tax.  Our PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options.  If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.  Furthermore, there are substantial uncertainties regarding the interpretation and implementation of the Individual Foreign Exchange Rule and the Stock Incentive Plan Rules.  See “Item 4—Information on the Company—B.  Regulation—Regulations on Stock Incentive Plan.”

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

Companies operating in China are required to participate in various government-sponsored employee benefit plans, including certain pension, housing and other welfare-oriented payment obligations.  One of our PRC operating companies, Shanghai Huaqianshu, has not fully paid the contributions to such plans, as required by applicable PRC regulations.  As of December 31, 2013, the outstanding contributions to social insurance funds and housing funds of Shanghai Huaqianshu for which we made provisions amounted to RMB3.8 million (US$0.6 million).  While we believe we have made adequate provisions for such outstanding amounts in our audited financial statements, our prior failure to make payments may be in violation of applicable PRC labor-related laws and we may be subject to fines if we fail to rectify any violations within the period prescribed by the relevant authorities.  In addition, in the event that any current or former employee files a complaint with the PRC government, we may be required to make additional contributions to our employee benefit plans as well as to pay administrative fines.

According to applicable PRC regulations, employers failing to pay various government sponsored employee benefit plans in accordance with the relevant rules may be ordered to rectify violations and make the required contributions to such plans within a stipulated deadline and can be assessed a late fee of 0.2% or 0.05%, as the case may be, of the amount overdue per day from the original due date by the relevant authority.  If the payment is not made by the stipulated deadline, the employer may be assessed fines by the relevant government authority of up to three times the amount of any under-reported obligation of the employer. Employers failing to make housing fund contributions may be ordered to rectify any such violation within a prescribed time limit.  If an employer fails to rectify a failure to pay within the prescribed time limit, fines ranging between RMB10,000 and RMB50,000 may be imposed and an application may be made to a local court for compulsory enforcement.   Late fees, penalties or legal or administrative proceedings to which we may be subject could materially and adversely affect our reputation, financial condition and results of operations.

Proceedings instituted recently by the SEC against Big Four PRC-based accounting firms, including our independent registered public accounting firm, could result in our financial statements being determined not to be in compliance with the requirements of the Securities Exchange Act of 1934.

In December 2012, the SEC instituted administrative proceedings against Big Four PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ work papers related to their audits of certain PRC-based companies that are publicly traded in the United States and which are the subject of certain ongoing SEC investigations. We were not and are not the subject of any SEC investigations nor are we involved in the proceedings brought by the SEC against the accounting firms.

In January 2014, the Administrative Law Judge, or the ALJ, presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit workpapers to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months. The ALJ’s decision does not take effect unless and until it is endorsed by the SEC. Any SEC endorsement or other determination could be appealed by the accounting firms through the U.S. federal courts.  On February 12, 2014, the Big Four PRC-based accounting firms initiated a review of the initial administrative law decision to the SEC.

While we cannot predict the outcome of the SEC’s review or that of any subsequent appeal process, if the SEC is successful in the proceedings, it could result in the accounting firms, including our independent registered public accounting firm, temporarily losing the ability to practice before the SEC and we are unable to find on a timely basis another registered public accounting firm which can audit and issue a report on our financial statements, our financial statements could be determined not to be in compliance with the requirements for financial statements of public companies registered under the Securities Exchange Act of 1934, as amended. Such a determination could ultimately lead to the delisting of our ADSs from the NASDAQ Global Select Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States, which would likely have a significant adverse effect on the value of our ADSs and ordinary shares.  Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding PRC-based, United States-listed companies and the market price of our ADSs may be adversely affected.

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

Pursuant to the EIT Law, we may be treated as a PRC resident enterprise for PRC tax purposes.  See “Item 3.  Key Information.  D. Risk Factors—Risks Relating to Doing Business in China—We may be classified as a ‘resident enterprise’ for PRC enterprise income tax purposes, which could result in our global income becoming subject to 25% PRC enterprise income tax.” If we are so treated by the PRC tax authorities, we would be obligated to withhold PRC income tax at the reduced rate of up to 5% on payments of dividends on our shares and/or ADSs to investors that are non-resident enterprises of the PRC located in Hong Kong (provided that the competent PRC tax authority approves payment of income tax at such reduced rate) and 10% on payments of dividends on our ordinary shares and/or ADSs to investors that are non-resident enterprises of the PRC located outside Hong Kong, because the dividends payable on our ordinary shares and/or ADSs would be regarded as being derived from sources within the PRC.  In addition, any gain realized by any investors who are non-resident enterprises of the PRC from the transfer of our ordinary shares and/or ADSs could be regarded as being derived from sources within the PRC and be subject to a 10% PRC withholding tax.  Such PRC withholding tax would reduce your investment return on our ordinary shares and/or ADSs and may also materially adversely affect the price of our ordinary shares and/or ADSs.

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

We are a Cayman Islands company and substantially all of our assets are located outside of the United States.  Substantially all of our current operations are conducted in the PRC.  In addition, a majority of our directors and officers are nationals and residents of countries other than the United States and a substantial portion of the assets of these persons are located outside the United States.  As a result, it may be difficult for you to effect service of process within the United States upon these persons.  We have been advised by our Cayman Islands legal counsel, Maples and Calder, that the courts of the Cayman Islands are unlikely (i) to recognise or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature.  In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognise and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met.  For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or  obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy).  A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.  There is recent Privy Council authority (which is binding on the Cayman Islands Court) in the context of a reorganisation plan approved by the New York Bankruptcy Court which suggests that due to the universal nature of bankruptcy/insolvency proceedings, foreign money judgments obtained in foreign bankruptcy/insolvency proceedings may be enforced without applying the principles outlined above.  However, a more recent English Supreme Court authority (which is highly persuasive but not binding on the Cayman Islands Court), has expressly rejected that approach in the context of a default judgment obtained in an adversary proceeding brought in the New York Bankruptcy Court by the receivers of the bankruptcy debtor against a third party, and which would not have been enforceable upon the application of the traditional common law principles summarised above and held that foreign money judgments obtained in bankruptcy/insolvency proceedings should be enforced by applying the principles set out above, and not by the simple exercise of the Courts' discretion.  Those cases have now been considered by the Cayman Islands Court.  The Cayman Islands Court was not asked to consider the specific question of whether a judgment of a bankruptcy court in an adversary proceeding would be enforceable in the Cayman Islands, but it did endorse the need for active assistance of overseas bankruptcy proceedings.  We understand that the Cayman Islands Court's decision in that case has been appealed and it remains the case that the law regarding the enforcement of bankruptcy/insolvency related judgments is still in a state of uncertainty.

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

Although it is not clear how the contractual arrangements between us and our PRC operating companies will be treated for purposes of the “passive foreign investment company,” or PFIC, rules, we do not believe we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2013 based upon the composition of our income and assets and valuation of our assets, including goodwill.  However, the application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make a separate determination each year as to whether we are a PFIC after the close of each taxable year.  Because we expect to continue to hold a substantial amount of cash and other passive assets, and because the determination of whether we are a PFIC will depend on the character of our income and assets and the value of our assets from time to time, which may be based in part on the market price of our ADSs, which is likely to fluctuate, we cannot assure you that we will not be a PFIC for any future taxable year.  If we were to be treated as a PFIC for any taxable year during which a United States Holder held an ADS or an ordinary share, the United States Holder could be subject to adverse United States federal income tax consequences upon certain distributions and on gain recognized with respect to the disposition of an ADS.  In addition, a United States Holder may be subject to additional reporting requirements.  See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Consequences—Passive Foreign Investment Company.”

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

Item 4.                                      Information on the Company

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

We also took the following steps:

•                                                     in December 2010, Shanghai Huaqianshu established Jiayuan Shanghai Center, a privately funded non-enterprise institution;

•                                                     in January 2011, Jiayuan Hong Kong established another wholly-owned PRC subsidiary, Beijing Miyuan, to enter into a series of contractual arrangements with Beijing Huaqianshu, Xique and their respective shareholders to acquire effective control over Beijing Huaqianshu and Xique.  We believe that establishing a wholly foreign-owned enterprise in Beijing will provide us with more organizational flexibility as our principal offices and many of our employees are located in Beijing.  Furthermore, given the highly-regulated nature of the Internet industry, we believe that our proximity to regulators in Beijing will become increasingly important as our business expands.  Beijing Miyuan commenced operations in 2013;

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

•                                                     in May 2011, Beijing Miyuan transferred and assigned its obligations and rights under the contractual arrangements with Beijing Huaqianshu, Xique and their respective shareholders to Shanghai Miyuan; and

•                                                     in May 2011, Harper Capital Inc.’s transfer of its 100% equity interest in Shanghai Miyuan to Jiayuan Hong Kong was approved by the Shanghai Yangpu District Municipal Commission of Commerce .

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

On December 26, 2012, we completed the acquisition of certain assets of Beijing Juedui100, an online dating website operator, for a consideration of RMB5.5 million.  The assets we acquired include the domain names of www.juedui100.com and www.juedui100.com.cn and related trademarks, rights to any trademarks under pending applications and user database.

In March 2014, Shanghai Miyuan transfered and assigned its obligations and rights under the contractual arrangements with Shanghai Huaqianshu, Beijing Huaqianshu and Xique and their respective shareholders to Beijing Miyuan and the contractual arrangements with Shanghai Huaqianshu, Beijing Huaqianshu and Xique and their respective shareholders were amended and restated.

Our principal executive offices are located at 15/F, Anhua Development Building, No. 35 Anding Road, Chaoyang District, Beijing, the People’s Republic of China, and our telephone number is 86-10-6113-6600. Our registered office in the Cayman Islands is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

B.                                    Business overview

We operate Jiayuan.com, the largest online dating platform in China.  As a pioneer in China’s online dating market, we are committed to addressing the dating and marriage needs of China’s rapidly growing urban singles population by providing trusted, effective platforms and superior user experiences.  The Jiayuan.com platform provides single adults with unique opportunities to meet, interact and form a long-term relationship aimed towards marriage.  Our website Jiayuan.com ranked first in terms of number of unique visitors and time spent among all online dating websites in China in 2013, according to iResearch.

Our Jiayuan.com platform employs a results-based pricing model, which we believe distinguishes us from other online dating service providers.  Unlike dating websites that follow a subscription-based model, Jiayuan.com offers users free registration with immediate full search access to our database.  This feature engages new users in the site and entices them to begin exploring our database for potential companions.  Although the search capabilities and exploratory services are provided for free and our users are not required to pay to send an initial message to another user, either the sender or recipient must purchase a RMB2.00 stamp in order for the message to be readable.  After the initial message is read, future communications between the same users are free on the Jiayuan.com platform. Our pricing strategy for the initial message is designed to reach and target the mass market with its affordability.  Given the nominal cost of a virtual stamp, we believe this feature of our business is recession-resistant and serves as a strong foundation of our revenue model.  Furthermore, for users who intend to send or who have received a large amount of initial messages, we offer various types of fee plans that include the option to send up to 100 or 200 initial readable messages per day or unlimited message reading during a specified subscription period.

We believe our Jiayuan.com platform’s results-based pricing model is more attractive to users because they only pay for the results and services that they can see and has been one of the key factors enabling us to attract and retain a large user base.  We believe most of our users are well-educated singles seeking long-term relationships aimed towards marriage.  Our large and attractive user base combined with our results-based fee structure and user-friendly interface have created what we believe is a superior user experience.  According to a survey conducted by iResearch in February 2012, our Jiayuan platform ranked first in customer satisfaction among our major competitors in China’s online dating industry.

We believe that our “世纪佳缘” (Shiji Jiayuan) brand, which is our Chinese name, has become the most well-known and trusted online dating brand in China.  On December 31, 2013, “世纪佳缘” (Shiji Jiayuan) was searched 50-times more often than “交友网站” (Jiao You Wang Zhan), a common term for “dating website” in Chinese, on Baidu.com.  Leveraging our brand and national recognition, we have attracted a critical mass of local users in not only first-tier cities, such as Beijing, Shanghai, Guangzhou and Shenzhen, but also in many second-tier cities across China.  We intend to continue expanding our user base into other second-tier and third-tier cities.  A large user base is a major attraction for new users because of the large number of potential companions available to each of our users at their preferred location.  We believe our localized critical mass on a national scale and well-regarded brand name are difficult for competitors to replicate and provide us with an important competitive advantage.

In 2012, we launched our members-only website, Izhenxin.com in connection with our segmentation strategy to provide busy singles a more focused and streamlined environment to search for marriage-minded partners. We believe it was the first online dating platform in China to provide a comprehensive information verification system. Using the information from the comprehensive information verification system, the izhenxin.com website provides each member with an initial “sincerity score.”  As members use the izhenxin.com website, our proprietary algorithm analyzes user behavior and adjusts members’ “sincerity scores” on a real-time basis. As of December 31, 2013, the izhenxin.com website had more than 365,000 verified members.

In December 2012, we also acquired certain assets of Beijing Juedui100 relating to the online dating website juedui100.com.

In connection with furthering our segmentation strategy, in September 2013, we launched qiuai.com, an html-based mobile dating platform tailored to feature mobile users. Qiuai.com was developed specifically for users who have limited access to personal computers, or PCs, and includes core dating features supported by our proprietary matching algorithm. Adopting a subscription-based model to avoid micro-payments with relatively high operator billing costs, qiuai.com recorded more than 3.7 million registered users by the end of 2013.

In November 2013, we launched a limited beta testing of imdali.com, a dating platform designed with social interaction features, available both on browsers and on smartphone apps. Dali is a mobile-centric product targeting younger users in the 18 to 25 age bracket. The product adopts an innovative Q&A approach as conversation starters to encourage greater interaction between users.

We accelerated the expansion of our personalized matchmaking services in 2013, with national coverage increasing from eight locations in eight cities at the beginning of 2013 to 30 locations in 25 cities by end of 2013. Leveraging our online resources and the largest online database of Chinese singles, our personalized matchmaking services provide one-on-one search and matchmaking services for clients who prefer more personalized services, helping them save time in finding love and extending the reach to eligible potential companions. In May 2013, we began offering our personalized matchmaking services through an outsourcing model in second-tier cities. At the end of 2013, we had six locations offering personalized matchmaking services through our own employees and 24 locations that offer the service through outsourced matchmakers.

We also continued to expand our business in events and others. Since 2008, we have hosted large scale social gatherings in cities throughout China to provide our users offline opportunities to meet in person.  Such offline events also promote our national brand name and benefit our online platform.

We started charging fees for messaging services provided on our Jiayuan.com platform in October 2008, and currently we derive most of our revenues from our online business.  We had an average of 5,214,728 monthly active user accounts in 2013.  In 2013, the number of our average monthly paying user accounts was 1,339,258, compared to 1,224,890 in 2012, representing an increase of 9.3%.  We generated net revenues of RMB331.2 million, RMB410.8 million and RMB492.6 million (US$81.4 million) in 2011, 2012 and 2013, respectively.  We had net income of RMB37.2 million, RMB58.9 million and RMB63.7 million (US$10.5 million) in 2011, 2011 and 2013, respectively.  Excluding non-cash share-based compensation expenses, we had a non-GAAP net income of RMB67.8 million, RMB72.3 million and RMB74.1 million (US$12.2 million) in 2011, 2012 and 2013, respectively.

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

•                                                      Periodic Subscription Fees.  Users can also pay for periodic subscriptions that allow them to send up to a maximum of 100 or 200 messages per day, or read an unlimited number of messages during the duration of the subscription period.  For sending messages, we offer monthly, three-month, six-month and annual subscription plans.  For reading messages, we offer weekly, monthly, three-month, six-month and annual subscription plans.  Periodic subscription fees also include “diamond memberships,” which allow a user unlimited access to send and read messages as well access to enhanced features under our value-added service “VIP memberships” and are available in monthly, three-month, six-month and annual plans.  Monthly plans are also available for online chatting.  As part of our strategy to improve monetization and enhance user experience, we are experimenting with new packages priced below or above our current subscription products.

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

Izhenxin.com

Our izhenxin.com platform gives marriage-minded singles a simple members-only platform in which to interact.  Izhenxin.com is based on Jiayuan’s industry-leading technology and includes enhanced verification and user behavior analysis methodologies to improve both user experience and matching results. Izhenxin.com is a subscription-based platform and users can subscribe to three-day, one-month, three-month and six-month periodic subscription packages.

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

Imdali.com

In November 2013, we launched a limited beta testing of imdali.com, a dating platform designed with social interaction features, available both on browsers and on smartphones, Dali is a mobile-centric product targeting younger users in the 18 to 25 age bracket. Adopting a Q&A approach as conversation starters to encourage greater interaction between users, Dali is a free dating platform aimed at maximizing user base and user stickness. We do not currently generate any revenues from imdali.com.

Qiuai.com

We commenced open beta testing for qiuai.com in September 2013, a mobile dating platform optimized for mobile browsers and WAP platforms. Qiuai.com was developed specifically for users who have limited access to PCs. Qiuai.com is free to register and to browse profiles, but male users are required to pay a monthly, two-month, or three-month subscription fees to read and send messages, while female users can send unlimited messages for free. Qiuai.com also offers value-added services such as virtual gifts and VIP memberships that allow male users to view additional photos beyond the profile thumbnail photo. We generate advertising revenue from Qiuai.com. As of the end of 2013, qiuai.com recorded more than 3.7 million registered user accounts.

Personalized Matchmaking Services

Our personalized matchmaking services, which we previously referred to as VIP services, consist of special, personalized services where our service representatives take a proactive approach in finding potential companions for our personalized matchmaking clients.  Depending on the needs of the clients, we provide tailor-made recommendations, conduct detailed background checks and provide dating and relationship consultation and advice.  Our personalized matchmaking services also include placement of targeted advertisements on our platform and arrangement of face-to-face interviews of potential companions on behalf of our clients.  We also host personalized offline matchmaking events where our personalized matchmaking clients can meet pre-selected candidates at cocktail gatherings or outdoor trips. We usually collect fees upfront when contracts are signed for the personalized matchmaking service engagement.  We occasionally will allow personalized matchmaking clients to pay within one month from when the personalized matchmaking service contract is signed.

                We expanded our personalized matchmaking services at an accelerated pace in 2013 by leveraging our proprietory customer relations management, or CRM, system, which enables better resource management and allows greater scalability. We developed the business from eight locations in eight cities in the second and third quarters of 2013 to 30 locations in 25 cities by the end of 2013. The CRM system allows us to expand our coverage through an outsourcing model, by which we cooperate with local partners leveraging on their local physical presence, experience and management team while allowing them to use Jiayuan’s brand name and limited access to our online resources. Under this outsourcing model, service contracts are signed between Jiayuan and the clients receiving the personalized matchmaking services and such clients also pay directly to Jiayuan. At the end of the 2013, we had 24 out of 30 locations offering personalized matchmaking services through such matchmaking agencies. We performed personalized matchmaking services for approximately 774 clients per month in 2013, representing an increase of 134.6% compared to 330 clients in 2012.

Events and Others

We organize and host events that allow individuals to meet a large number of potential partners in person.  In 2013, our events were typically large gatherings of approximately 100 to 200 participants with activities designed to facilitate social interaction.  These events include speed-dating, dance parties and other social events for our users.  In 2013, we organized a total of 763 offline events in 88 cities across China.  Attendance is free-of-charge for events where we obtain event sponsorship advertising. For non-sponsored events, we typically collect entry fees at the commencement of the event.

Other services consist primarily of online advertising placed on our websites.

User Base

We have a large and active user base on our online dating platforms, consisting primarily of users indicating they are seeking serious relationships and marriage. On Jiayuan.com and izhenxin.com, we actively discourage users who are not looking for a serious relationship from using our services.  The primary categories we use to track our users are active user accounts, paying user accounts, average monthly revenue per paying user, or ARPU, and registered user accounts.

Our average monthly active user accounts were 5,283,384 in 2012 and 5,214,728 in 2013, respectively.  The average percentage of monthly active user accounts that were paying user accounts in 2013 was approximately 25.7%, compared to 23.2% over the corresponding period in the prior year.  In December 2013, 76.9% of our active user accounts were between the ages of 18 to 35, inclusive, and 75.8% of our active user accounts had some post-secondary education, both as reported by our users.  In addition, there were 107 cities in China in which we had at least 10,000 active user accounts in December 2013.

We have an active and engaged user base.  In the three months ended December 31, 2013, an average of 2,679 users per day changed their relationship status to “currently dating someone” or “in a relationship” on their Jiayuan profile on our Jiayuan.com platform.  Our monthly paying user accounts increased from an average of 1,111,060 in 2011 and to an average of 1,224,890 in 2012 and increased further to an average of 1,339,258 in 2013.  We generate revenue by converting active user accounts into paying user accounts and by encouraging our users to purchase more services.  Our average monthly ARPU for online services in 2013 was RMB25.9.

Our personalized matchmaking clients are often busy professionals that are existing Jiayuan.com registered users who we have converted to paid matchmaking clients. Participants in our offline events are primarily also users of our online dating services.

Operations

Online Security Measures

We emphasize maintaining a serious and reliable online dating environment on Jiayuan.com and izhenxin.com and high satisfaction levels among our user experience.  To that end, we have taken a number of steps to promote responsible and appropriate behavior among our users, establish user participation guidelines and disclaimers and allow telephone access to customer service representatives to address user concerns. In particular, we continued to upgrade our online intelligent security system in 2013 to monitor and discourage unhealthy user behavior on a more timely and effective basis.

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

Key Word Screening.  We use proprietary computer algorithm to screen messages for offensive words and phrases and advertising as well as words and phrases that may indicate that a member is not otherwise seeking a serious relationship. When words and phrases in these categories are flagged, a user service representative reviews the message.  If the message violates our policies, the sender is put on our “watch list.” Repeat offenders are moved to our black list.

User Behavior Screening .  We use a proprietary computer algorithm to monitor for abnormal user behavior that may indicate that a member is not otherwise seeking a serious relationship.  When improper log-in, browsing or messaging behavior is detected, the user is flagged for review by a user service representative, who reviews the user activity and decides whether to move the user to the black list.

Cautionary Messages.  We post various cautionary messages on our platforms about the potential dangers of meeting people in an online environment and the precautions that a user should take when meeting other users in-person. On our platforms, we encourage our users to message users whose profiles have been verified each time they view profiles of unverified users. We also encourage our users to indicate their willingness to show their identity when they meet other users offline for the first time, and we will highlight the users who are willing to do so with a symbol below their profile photo and Jiayuan ID.

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

User Support

Our user support team operates 24 hours a day, seven days a week.  As of December 31, 2013, we employed a total of 71 full-time and 60 part-time user support representatives.  Our team of user support representatives helps users with matters such as completing profile descriptions and personal essays and choosing photos for their profiles, as well as answering questions about billing and technical issues.  Our user support team also reviews new and updated profiles and plays an integral role in implementing our online security measures.  User support representatives receive ongoing training in an effort to better personalize the experience for users that call in.

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

•                                                      Co-branded dating channels. We operate co-branded dating channels on third party websites. The dating channels feature user profiles from Jiayuan’s user base and all activities by such users on the dating channels are redirected to Jiayuan’s main website.

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

We have registered 103 trademarks, including “世纪佳缘” (Shiji Jiayuan), “花千树” (Huaqianshu), “jiayuan.com” , “爱真心” (Aizhenxin), “嗒哩”(Dali) and “求爱”(Qiuai) in the PRC.  We have also registered 77 domain names relating to our web sites, including www.jiayuan.com, the primary URL for our online dating platform, www.izhenxin.com, the primary URL for our members-only online dating platform, www.juedui100.com, the primary URL for our newly-acquired online dating platform, www.imdali.com, and www.qiuai.com.  See ‘‘Item 3.  Key Information.  D. Risk Factors—Risks Relating to Our Business—We have not obtained the trademark registration for the “世纪佳缘” (Shiji Jiayuan) trademark and certain of our other trademarks for dating and marriage agency services.  If we cannot secure rights to use these trademarks for dating and marriage agency services, we may be subject to third-party claims, including with respect to our “世纪佳缘” (Shiji Jiayuan) trademark, claims by an individual who applied to register such trademark in 2005, and may be forced to discontinue using these trademarks for dating and marriage agency services, which may adversely affect our ability to maintain our brands, cause us to incur litigation costs and divert resources and management attention.”

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

Competition

The online dating market in China is rapidly developing and there are currently few barriers to entry for potential competitors to set up online dating websites.  We compete with a number of different companies, both large and small, including vertically integrated Internet portals and specialty-focused media companies, that provide online and offline products and services similar to ours and that target the markets we serve.  Our principal competitors include Baihe.com and Zhenai.com, both of which operate online dating platforms.  We compete directly with online dating service providers such as Baihe.com, Zhenai.com and Youyuan.com.  We also compete with portals and classifieds websites that operate online dating sub-channels, such as 163.com, Ganji.com and 58.com.  In addition, we face competition from Internet portals and social networking websites such as Sina.com.cn, Sohu.com, QQ.com, Renren.com and Kaixin001.com, including applications on wireless devices from QQ.com, WeChat and Momo.  Due to the global accessibility of the Internet and because of the strong and growing demand for online dating services in China, we also face competition from overseas operators of online dating services and other foreign Internet companies.  There are also numerous other companies offering online dating services that compete with us that are smaller, less established and not as well known.

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

However, certain local governments have promulgated regulations and rules in relation to marriage agencies or marriage agency services.  For example, the Shanghai Municipal Government promulgated the Administrative Measures on Shanghai Marriage Agencies , or the Shanghai Marriage Agency Measures, on December 24, 2001 and subsequently amended these measures on July 1, 2004.  Pursuant to the Shanghai Marriage Agency Measures, commercial marriage agencies are required to obtain a business license specifically including “marriage agency services” in its business scope from the relevant administrative authority for industry and commerce, while non-commercial marriage agencies are required to register with the local branch of the Ministry of Civil Affairs as a privately funded non-enterprise institution and obtain a registration certificate in accordance with the Interim Regulations on the Administration of the Registration of Privately Funded Non-enterprise Institutions , before commencing any marriage agency services.  A privately funded non-enterprise institution may not engage in profit-making business operations, and lawful income accrued from their activities can only be used for business operations prescribed by its articles of association, and is prohibited from being distributed to its sponsor.  In addition, marriage agencies are required to verify the evidence provided in relation to the marriage status as well as other personal information provided by the customer and shall decline to accept or publish any marriage advertisement in the event that the customer provides false or fake proofs.

We offer offline personalized matchmaking services to certain of our clients in China, which may be deemed as a type of marriage agency services.  Currently, we provide the offline personalized matchmaking services mainly through Jiayuan Shanghai Center, a privately funded non-enterprise entity under the supervision of the Shanghai Yangpu District Bureau of Civil Affairs, Beijing Huaqianshu and Shanghai Huaqianshu’s Beijing branch.  To comply with the above laws and regulations, the business scope of these entities includes marriage agency services.

Regulation on Foreign Investment Industry Catalogue

The Catalogue for the Guidance of the Foreign Investment Industries (2011) jointly promulgated by the National Development and Reform Commission and the Ministry of Commerce classifies industry sectors into four categories for the purpose of guiding foreign investment, namely the “encouraged”, “permitted”, “restricted” and “forbidden” categories, among which, the “encouraged”, “restricted” and “forbidden” categories are specified in the Catalogue for the Guidance of the Foreign Investment Industries (2011) while an industry that is not specifically placed into one of the above three categories falls into the category of “permitted” industries.  Pursuant to the Catalogue for the Guidance of the Foreign Investment Industries (2011), value-added telecommunications services businesses are listed within the restricted category.  Businesses falling within the restricted category of foreign investments are those that are subject to a stricter approval process or other conditions, such as restrictions on foreign investment ratios or stricter requirements on the qualification of foreign shareholders.  Direct foreign investment in these businesses, however, is not prohibited by PRC law.  The provision of online dating services by our PRC operating companies is a type of Internet-based business supported by value-added telecommunications services and thus, pursuant to the Catalogue for the Guidance of the Foreign Investment Industries (2011), falls in the restricted category whereby foreign ownership cannot exceed 50% of the total investment.  Hence, to comply with these provisions, we conduct our online dating services business principally through contractual arrangements between Beijing Miyuan and our PRC operating companies and their respective shareholders instead of directly owning equity interest in our PRC operating companies.

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

•                                                      Administrative Measures on Internet Information Services (2011, revised), or the Internet Measures.  According to the Internet Measures, a commercial ICP service operator must obtain an ICP License from the relevant government authorities before engaging in any commercial ICP service within the PRC.  When the ICP service involves areas of news, publication, education, healthcare, pharmaceuticals, medical equipment and other industries and if required by laws or relevant regulations, prior approval from the respective regulating authorities must be obtained prior to applying for the ICP License from MIIT or its local branch at the provincial level.  Moreover, an ICP service operator must display its ICP License number in a conspicuous location on its website and must monitor its website to remove categories of harmful content that are broadly defined.

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

•                                                      Measures for the Administration of Commercial Website Filings for Record (2004).  Under these measures, commercial websites operated by ICP service operators registered in Beijing must: (i) file with the Beijing Administration of Industry and Commerce and obtain electronic registration marks; and (ii) place the registration marks on their websites’ homepages.

To comply with these PRC laws and regulations, we operate our value-added telecommunications business through Shanghai Huaqianshu, Beijing Huaqianshu, Beijing Aizhenxin and Xique.  Shanghai Huaqianshu owns the essential domain names and trademarks and holds an ICP License in relation to our value-added telecommunications business on our Jiayuan.com website. Beijing Huaqianshu owns the essential domain names and is in the process of registering the relevant trademarks and holds an ICP License in relation to our value-added telecommunications business on our juedui100.com and imdali.com websites. Beijing Aizhenxin owns the essential domain names and trademarks and holds an ICP License in relation to our value-added telecommunications business on our izhenxin.com website. Xique is in the process of registering the relevant trademarks and holds an ICP License in relation to value-added telecommunications business on Xique.com and qiuai.com websites.

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

Regulation on Internet Privacy

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of such rights.  In recent years, PRC government authorities have enacted legislation on Internet use to protect personal information from any unauthorized disclosure.  The Internet Measures prohibit an ICP service operator from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party.  Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in 2011, an ICP operator may not collect any user personal information or provide any such information to third parties without the consent of a user. An ICP service operator must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An ICP service operator is also required to properly keep the user personal information, and in case of any leak or likely leak of the user personal information, the ICP service operator must take immediate remedial measures and, in severe circumstances, to make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An ICP service operator must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or proving such information to other parties. Any violation of the above decision or order may subject the ICP service operator to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities.

Regulation on Internet Bulletin Board Services

MII promulgated the Administrative Measures on Internet Bulletin Board Services , or the BBS Measures, on November 6, 2000.  The BBS Measures require that ICP service operators providing bulletin boards, discussion forums, chat rooms or similar services, or BBS services, to apply for, and obtain specific approval from, the telecommunications authorities, if they are commercial ICP service operators, or to make specific filing with the telecommunications authorities if they are noncommercial ICP service operators.  Moreover, ICP service operators must display their ICP License numbers, rules of BBS and inform their end users the possible legal liabilities for improper comments in a conspicuous location on their BBS.  On March 7, 2001, MII issued the Notice Regarding Strengthening the Approval and Supervision on the Bulletin Board Service of Internet Information Services to further specify the qualification and requirement for approval of BBS services and emphasize the principles of daily supervision on BBS services.  On July 4, 2010, the State Council promulgated the Decisions on Cancelling and Lowering the Administrating Levels of the Items subject to Administrative Approval (the Fifth Batch) and the item of administrative approval or filing requirement for BBS has been cancelled.  However, based on our verbal inquiry with the Beijing Branch of MIIT, ICP service operators registered in Beijing providing BBS services are still required to obtain the specific approval from the Beijing Branch of MIIT.

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

Regulation on Intellectual Property Rights

Copyright Law

Under the Copyright Law (1990), as revised in 2001 and 2010, and its related Implementing Regulations (2002) , as revised in 2013, creators of protected works enjoy personal and property rights, including, among others, the right of dissemination via information network of the works.  The term of a copyright, other than the rights of authorship, alteration and integrity of an author which is unlimited in time, is life plus 50 years for individual authors and 50 years for corporations.

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

Regulation on Domain name

The domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by MII on November 5, 2004 and effective on December 20, 2004.  MIIT is the regulatory body responsible for the administration of the PRC Internet domain names, under supervision of which China Internet Network Information Center, or CNNIC, is responsible for the daily administration of CN domain names and Chinese domain names.  CNNIC promulgated the Implementation Rules of Registration of Domain Name , or the CNNIC Rules, which took effect on May 29, 2012.  Pursuant to the Administrative Measures on the Internet Domain Names and the CNNIC Rules, the registration of domain names adopts the “first to file” principle and the registrant shall complete the registration via the domain name registration service institutions.  In the event of a domain name dispute, the disputed parties may lodge a complaint to the designated domain name dispute resolution institution to trigger the domain name dispute resolution procedure in accordance with the CNNIC Measures on Resolution of the Domain Name Disputes, file a suit to the People’s Court or initiate an arbitration procedure.

The Labor Law and the Labor Contract Law

Pursuant to the Labor Law of the PRC effective on January 1, 1995, the Labor Contract Law of the PRC promulgated by the Standing Committee of National People’s Congress on June 29, 2007 and becoming effective on January 1, 2008, as amended on December 28, 2012 and such amendment becoming effective on July 1, 2013, and the Implementing Regulations of the PRC Labor Contract Law promulgated by the State Council and becoming effective on September 3, 2008, an employment relationship is established from the date when an employee commences working for an employer and a written employment contract shall be entered into on this same day.  If an employment relationship has already been established with an employee but no written employment contract has been entered into simultaneously, a written employment contract shall be entered into within one month from the date on which the employee commences work.  If an employer fails to enter into a written employment contract with an employee after one month but within one year from the date on which the employment relationship is established, it shall pay the employee twice his/her salary for the period from the day following the lapse of one month as of the date of establishment of the employment relationship to the day prior to the execution of written employment contract, and rectify the situation by subsequently entering into a written employment contract with the employee.

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

Regulation on Stock Incentive Plan

On December 25, 2006, the People’s Bank of China promulgated the Administrative Measures for Individual Foreign Exchange.  On January 5, 2007, SAFE issued the Implementation Rules of the Administrative Measures for Individual Foreign Exchange, or the Individual Foreign Exchange Rule, which, among other things, specifies approval requirements for a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company.  On February 15, 2012 , SAFE issued the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, or the Stock Incentive Plan Rules, which terminated the Processing Guidance on Foreign Exchange Administration of Domestic Individuals Participating in the Employee Stock Ownership Plans or Stock Option Plans of Overseas-Listed Companies issued by SAFE on March 28, 2007.  According to the Stock Incentive Plan Rules, if “domestic individuals” (both PRC residents and non-PRC residents who reside in the PRC for a continuous period of not less than one year, excluding the foreign diplomatic personnel and representatives of international organizations) participate in any stock incentive plan of an overseas listed company, a qualified PRC domestic agent, which could be the PRC subsidiaries of such overseas listed company, shall, among other things, file, on behalf of such individual, an application with SAFE to conduct the SAFE registration with respect to such stock incentive plan, and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the stock purchase or stock option exercise.  Such PRC individuals’ foreign exchange income received from the sale of stocks and dividends distributed by the overseas listed company and any other income shall be fully remitted into a collective foreign currency account in the PRC opened and managed by the PRC domestic agent before distribution to such individuals.

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
Inside China
100%
100%
Miyuan (Shanghai) Information Technology Co., Ltd., or Shanghai Miyuan
Beijing Miyuan Information Technology Co., Ltd., or Beijing Miyuan
Contracting Shareholders(2)
Contracting Shareholders(1)
Beijing Aizhenxin Information Technology Co., Ltd., or Beijing Aizhenxin
Shanghai Huaqianshu Information Technology Co., Ltd., or Shanghai Huaqianshu
Shanghai Shiji Jiayuan Matchmaking Service Center, or Jiayuan Shanghai Center(2)
Beijing Huaqianshu Information Technology Co., Ltd., or Beijing Huaqianshu
Beijing Shiji Xique Information Technology Co., Ltd., or Xique

Equity Ownership

(1)          Contracting shareholders of Shanghai Huaqianshu, Beijing Huaqianshu and Xique are Ms. Haiyan Gong, Mr. Yongqiang Qian, Mr. Xu Liu, Mr. Fuping Yu, Mr. Qingjun Zhu and Mr. Cheng Li. Contracting shareholders of Beijing Aizhenxin are Mr. Tao Lu, Mr. Hui Song and Mr. Yu Zhang.

(2)          Jiayuan Shanghai Center was established by Shanghai Huaqianshu as a privately funded non-enterprise institution that engages in non-profit social services.

Contractual Arrangements with Shanghai Huaqianshu, Beijing Huaqianshu, Beijing Aizhenxin, Xique and their Respective Shareholders and Jiayuan Shanghai Center

In order to comply with PRC law restricting foreign ownership and investment in value-added telecommunications service businesses and the prohibition on privately funded non-enterprise institutions from engaging in profit-making business operations in China, we operate our online dating and offline personalized matchmaking services through a series of contractual arrangements among Beijing Miyuan, Shanghai Huaqianshu, Beijing Huaqianshu, Xique, Beijing Aizhenxin and their respective shareholders, and Jiayuan Shanghai Center. Such contractual arrangements include exclusive technology licenses and service agreements, equity pledge agreements, exclusive purchase option agreements, shareholders’ voting rights entrustment agreements and loan agreements. As a result of these contractual arrangements,

•                                                      through Beijing Miyuan, we exercise effective control over Shanghai Huaqianshu, Beijing Huaqianshu, Xique, Beijing Aizhenxin and Jiayuan Shanghai Center;

•                                                      in exchange for the provision of services through Beijing Miyuan, we receive substantially all of the earnings and other economic benefits of Shanghai Huaqianshu, Beijing Huaqianshu, Xique, Beijing Aizhenxin and Jiayuan Shanghai Center to the extent permissible under PRC law; and

•                                                      through Beijing Miyuan, we have an exclusive option to purchase all or part of the equity interests in Shanghai Huaqianshu, Beijing Huaqianshu, Xique and Beijing Aizhenxin, in each case when and to the extent permitted by PRC law.

Agreements That Transfer Economic Benefit to Us

Exclusive Technology License and Service Agreement with Shanghai Huaqianshu.     Pursuant to the amended and restated exclusive technology license and service agreement entered into on March 1, 2014 between Beijing Miyuan and Shanghai Huaqianshu, Shanghai Huaqianshu retains Beijing Miyuan as its exclusive provider of software and hardware licenses, technology support, hardware and data maintenance and updates, software development, maintenance and professional training, information collection and research, technology consulting services related to the business operations of Shanghai Huaqianshu. As consideration for such services, Shanghai Huaqianshu agreed to pay service fees equal to a certain percentage of Shanghai Huaqianshu’s annual revenues as agreed by the parties from time to time. This amended and restated exclusive technology license and service agreement will expire on January 24, 2021, and, except by mutual agreement upon early termination by the parties in writing, the term of this agreement will be automatically extended for ten years.

Exclusive Technology License and Service Agreement with Jiayuan Shanghai Center.     Pursuant to the amended and restated exclusive technology license and service agreement entered into on March 1, 2014 between Beijing Miyuan and Jiayuan Shanghai Center, Jiayuan Shanghai Center retains Beijing Miyuan as its exclusive provider of software and hardware licenses, technology support, hardware and data maintenance and updates, software development, maintenance and professional training, information collection and research, technology consulting services related to the business operations of Jiayuan Shanghai Center. As consideration for such services, Jiayuan Shanghai Center agreed to pay service fees equal to a certain percentage of Jiayuan Shanghai Center’s annual revenues as agreed by the parties from time to time. This amended and restated exclusive technology license and service agreement will expire on January 24, 2021, and, except by mutual agreement upon early termination by the parties in writing, the term of this agreement will be automatically extended for ten years.

Exclusive Technology License and Service Agreement with Beijing Huaqianshu.     Pursuant to the amended and restated exclusive technology license and service agreement entered into on March 1, 2014 between Beijing Miyuan and Beijing Huaqianshu, Beijing Huaqianshu retains Beijing Miyuan as its exclusive provider of software and hardware licenses, technology support, hardware and data maintenance and updates, software development, maintenance and update, professional training, information collection and research, technology consulting services related to the business operations of Beijing Huaqianshu. As consideration for such services, Beijing Huaqianshu agreed to pay service fees equal to a certain percentage of Beijing Huaqianshu’s annual revenues as agreed by the parties from time to time. This amended and restated exclusive technology license and service agreement will expire on February 16, 2021 and, except by mutual agreement upon early termination by the parties in writing, the term of this agreement will be automatically extended for ten years.

Exclusive Technology License and Service Agreement with Xique.     Pursuant to the amended and restated exclusive technology license and service agreement entered into on March 1, 2014 between Beijing Miyuan and Xique, Xique retains Beijing Miyuan as its exclusive provider of software and hardware licenses, technology support, hardware and data maintenance, software development, maintenance and update, professional training, information collection and research, technology consulting services related to the business operations of Xique. As consideration for such services, Xique agreed to pay service fees equal to a certain percentage of Xique’s annual revenues as agreed by the parties from time to time. This amended and restated exclusive technology license and service agreement will expire on February 16, 2021 and, except by mutual agreement upon early termination by the parties in writing, the term of this agreement will be automatically extended for ten years.

Exclusive Technology License and Service Agreement with Beijing Aizhenxin.      Pursuant to the exclusive technology license and service agreement entered into on August 13, 2012 between Beijing Miyuan and Beijing Aizhenxin, Beijing Aizhenxin retains Beijing Miyuan as its exclusive provider of software and hardware licenses, technology support, hardware and data maintenance and updates, software development, maintenance and professional training, information collection and research, technology consulting services related to the business operations of Beijing Aizhenxin. As consideration for such services, Beijing Aizhenxin agreed to pay service fees equal to a certain percentage of Beijing Aizhenxin’s annual revenues as agreed by the parties from time to time. This exclusive technology license and service agreement will expire on August 12, 2022, and, except by mutual agreement upon early termination by the parties in writing, the term of this agreement will be automatically extended for ten years.

Agreements That Provide Us Effective Control Over Shanghai Huaqianshu and Jiayuan Shanghai Center

Loan Agreement.     Pursuant to the amended and restated loan agreement entered into on March 1, 2014, between Beijing Miyuan and the shareholders of Shanghai Huaqianshu, Beijing Miyuan made interest-free loans of the equivalent of US$541,560, US$452,880, US$86,400, US$47,760, US$35,880 and US$35,520, respectively, to Mr. Yongqiang Qian, Ms. Haiyan Gong, Mr. Fuping Yu, Mr. Qingjun Zhu, Mr. Xu Liu and Mr. Cheng Li. Beijing Miyuan also made interest-free loans of RMB4,061,700, RMB3,396,600, RMB648,000, RMB358,200, RMB269,100 and RMB266,400, respectively, to Mr. Yongqiang Qian, Ms. Haiyan Gong, Mr. Fuping Yu, Mr. Qingjun Zhu, Mr. Xu Liu and Mr. Cheng Li. The loans are repayable on demand. If the shareholders of Shanghai Huaqianshu intend to voluntarily repay the loans in whole or in part, or if Beijing Miyuan requires the shareholders of Shanghai Huaqianshu to repay the loans in whole or in part, Beijing Miyuan or its designee may acquire a proportionate amount of the equity interests of Shanghai Huaqianshu from such shareholders for a purchase price equal to the principal amount of the repaid loans.

Shareholders’ Voting Rights Entrustment Agreement.     Pursuant to the amended and restated shareholders’ voting rights entrustment agreement entered into on March 1, 2014, between Beijing Miyuan, Shanghai Huaqianshu and its shareholders, the shareholders of Shanghai Huaqianshu shall grant a PRC citizen, as agreed by Beijing Miyuan, the right to exercise all their voting rights as shareholders of Shanghai Huaqianshu under its then-effective articles of association. Upon Beijing Miyuan’s request, the grantors shall revoke the proxy and grant the same proxy to another PRC citizen as designated by the designee of Beijing Miyuan. This amended and restated shareholders’ voting rights entrustment agreement will remain effective until January 24, 2021, and, except by mutual agreement upon early termination by the parties in writing or any termination arising from Shanghai Huaqianshu or its shareholders’ material breach of obligations thereunder, the term of this agreement will be automatically extended for ten years.

Exclusive Purchase Option Agreement.     Pursuant to the amended and restated exclusive purchase option agreement entered into on March 1, 2014 between Beijing Miyuan, Shanghai Huaqianshu and its shareholders, Beijing Miyuan has an exclusive option to purchase, or to designate another qualified individual or entity to purchase, to the extent permitted by PRC law, part or all of the equity interests in Shanghai Huaqianshu owned by Shanghai Huaqianshu’s shareholders. The purchase price for the entire equity interest of Shanghai Huaqianshu shall be the proportionate amount of the registered capital owned by such shareholder or an amount agreed by the parties in writing provided that, in case of any compulsory requirement by then PRC laws, the purchase price shall be the minimum price permitted by applicable PRC law. This amended and restated exclusive purchase option agreement remains in effect until the completion of the transfer of all the shares in accordance with this agreement.

Equity Pledge Agreement.     Pursuant to the amended and restated equity pledge agreement entered into on March 1, 2014 between Beijing Miyuan and Shanghai Huaqianshu’s shareholders, Shanghai Huaqianshu’s shareholders pledged their equity interest in Shanghai Huaqianshu to Beijing Miyuan to secure such shareholders’ obligations under the amended and restated loan agreement, the amended and restated shareholders’ voting rights entrustment agreement and the amended and restated exclusive purchase option agreement as well as Shanghai Huaqianshu’s obligations under the amended and restated exclusive technology license and service agreement, each as described above. This amended and restated equity pledge agreement will expire when the shareholders and Shanghai Huaqianshu have fully performed their obligations under the agreements described above.

Cooperative Operation Agreement.     Pursuant to the amended and restated cooperative operation agreement entered into on March 1, 2014 among Beijing Miyuan, Shanghai Huaqianshu and Jiayuan Shanghai Center, in order to ensure Jiayuan Shanghai Center’s ability to make payments to Beijing Miyuan under the amended and restated exclusive technology license and service agreement between Jiayuan Shanghai Center and Beijing Miyuan, Shanghai Huaqianshu agrees to appoint designees of Beijing Miyuan as the members of the management committee and the key employees of Jiayuan Shanghai Center upon the request of Beijing Miyuan. This agreement will expire on January 24, 2021 and, unless terminated early by Beijing Miyuan, the term will be automatically extended for ten years.

Agreements That Provide Us Effective Control Over Beijing Huaqianshu

Loan Agreement.     Pursuant to the amended and restated loan agreement entered into on March 1, 2014, between Beijing Miyuan and the shareholders of Beijing Huaqianshu, Beijing Miyuan made interest-free loans of RMB451,300, RMB377,400, RMB72,000, RMB39,800, RMB29,900 and RMB29,600, respectively, to Mr. Yongqiang Qian, Ms. Haiyan Gong, Mr. Fuping Yu, Mr. Qingjun Zhu, Mr. Xu Liu and Mr. Cheng Li, the shareholders of Beijing Huaqianshu. The loans are repayable on demand. If the shareholders of Beijing Huaqianshu intend to voluntarily repay the loans, Beijing Miyuan or its designee may acquire the equity investments of Beijing Huaqianshu from the shareholders of Beijing Huaqianshu for a purchase price equal to the principal amount of the loans.

Shareholders’ Voting Rights Entrustment Agreement.     Pursuant to the amended and restated shareholders’ voting rights entrustment agreement entered into on March 1, 2014, between Beijing Miyuan, Beijing Huaqianshu and its shareholders, the shareholders of Beijing Huaqianshu have granted Ms. Haiyan Gong, who is a PRC citizen, as agreed by Beijing Miyuan, the right to exercise all their voting rights as shareholders of Beijing Huaqianshu as provided under its articles of association. Upon Beijing Miyuan’s request, the grantors shall revoke the proxy and grant the same proxy to another PRC citizen as designated by Beijing Miyuan. This amended and restated shareholders’ voting rights entrustment agreement will remain effective until February 16, 2021 and, except by mutual agreement upon early termination by the parties in writing or any termination arising from Beijing Huaqianshu or its shareholders’ material breach of obligations thereunder, the term of this amended and restated shareholders’ voting rights entrustment agreement will be automatically extended for ten years.

Exclusive Purchase Option Agreement.     Pursuant to the amended and restated exclusive purchase option agreement entered into on March 1, 2014, between Beijing Miyuan, Beijing Huaqianshu and its shareholders, Beijing Miyuan has an exclusive option to purchase, or to designate another qualified individual or entity to purchase, to the extent permitted by PRC law, part or all of the equity interests in Beijing Huaqianshu owned by Beijing Huaqianshu’s shareholders. The purchase price for the entire equity interest of Beijing Huaqianshu shall be the amount of the proportionate registered capital owned by such shareholder or an amount agreed by the parties in writing, provided that, in case of any compulsory requirement by then PRC laws, the purchase price shall be the minimum price permitted by applicable PRC law. This amended and restated exclusive equity transfer option agreement remains in effect until the completion of the transfer of all the shares in accordance with this agreement.

Equity Pledge Agreement.     Pursuant to the amended and restated equity pledge agreement entered into on March 1, 2014, between Beijing Miyuan and Beijing Huaqianshu’s shareholders, Beijing Huaqianshu’s shareholders pledged their equity interest in Beijing Huaqianshu to Beijing Miyuan to secure such shareholders’ obligations under the amended and restated loan agreement, the amended and restated shareholders’ voting rights entrustment agreement and the amended and restated exclusive purchase option agreement and Beijing Huaqianshu’s obligations under the amended and restated exclusive technology license and service agreement, each as described above. This amended and restated equity pledge agreement will expire when the shareholders and Beijing Huaqianshu have fully performed their obligations under the agreements described above.

Agreements That Provide Us Effective Control Over Xique

Loan Agreement.     Pursuant to the amended and restated loan agreement entered into on March 1, 2014, between Beijing Miyuan and the shareholders of Xique, Beijing Miyuan made interest-free loans of RMB451,300, RMB377,400, RMB72,000, RMB39,800, RMB29,900 and RMB29,600, respectively, to Mr. Yongqiang Qian, Ms. Haiyan Gong, Mr. Fuping Yu, Mr. Qingjun Zhu, Mr. Xu Liu and Mr. Cheng Li, the shareholders of Xique. The loans are repayable on demand. If the shareholders of Xique intend to voluntarily repay the loans, Beijing Miyuan or its designee may acquire the equity investments of Xique from the shareholders of Xique for a purchase price equal to the principal amount of the loans.

Shareholders’ Voting Rights Entrustment Agreement.     Pursuant to the amended and restated shareholders’ voting rights entrustment agreement entered into on March 1, 2014, between Beijing Miyuan, Xique and its shareholders, the shareholders of Xique have granted Ms. Haiyan Gong, who is a PRC citizen, as agreed by Beijing Miyuan, the right to exercise all their voting rights as shareholders of Xique as provided under its articles of association. Upon Beijing Miyuan’s request, the grantors shall revoke the proxy and grant the same proxy to another PRC citizen as designated by Beijing Miyuan. This amended and restated shareholders’ voting rights entrustment agreement will remain effective until February 16, 2021 and, except by mutual agreement upon early termination by the parties in writing or any termination arising from Xique or its shareholders’ material breach of obligations thereunder, the term of this amended and restated shareholders’ voting rights entrustment agreement will be automatically extended for ten years.

Exclusive Purchase Option Agreement.     Pursuant to the amended and restated exclusive purchase option agreement entered into on March 1, 2014, between Beijing Miyuan, Xique and its shareholders, Beijing Miyuan has an exclusive option to purchase, or to designate another qualified individual or entity to purchase, to the extent permitted by PRC law, part or all of the equity interests in Xique owned by Xique’s shareholders. The purchase price for the entire equity interest of Xique shall be the amount of the proportionate registered capital owned by such shareholder or an amount agreed by the parties in writing, provided that, in case of any compulsory requirement by then PRC laws, the purchase price shall be the minimum price permitted by applicable PRC law. This amended and restated exclusive equity transfer option agreement remains in effect until the completion of the transfer of all the shares in accordance with this amended and restated exclusive purchase option agreement.

Equity Pledge Agreement.     Pursuant to the amended and restated equity pledge agreement entered into on March 1, 2014, between Beijing Miyuan and Xique’s shareholders, Xique’s shareholders pledged their equity interest in Xique to Beijing Miyuan to secure such shareholders’ obligations under the amended and restated loan agreement, the amended and restated shareholders’ voting rights entrustment agreement and the amended and restated exclusive purchase option agreement and Xique’s obligations under the amended and restated exclusive technology license and service agreement, each as described above. This amended and restated equity pledge agreement will expire when the shareholders and Xique have fully performed their obligations under the agreements described above.

Agreements That Provide Us Effective Control Over Beijing Aizhenxin

Loan Agreement.     Pursuant to a loan agreement entered into on August 13, 2012, between Beijing Miyuan and Mr. Tao Lu, Mr. Hui Song and Mr. Yu Zhang, Beijing Miyuan made interest-free loans of the equivalent of RMB6.0 million, RMB6.0 million and RMB8.0 million, respectively, to Mr. Tao Lu, Mr. Hui Song and Mr. Yu Zhang. The loans are repayable on demand. If Mr. Tao Lu, Mr. Hui Song and Mr. Yu Zhang intend to voluntarily repay the loans in whole or in part, or if Beijing Miyuan requires Mr. Tao Lu, Mr. Hui Song and Mr. Yu Zhang to repay the loans in whole or in part, Beijing Miyuan or its designee may acquire a proportionate amount of the equity interests of Beijing Aizhenxin from Mr. Tao Lu, Mr. Hui Song and Mr. Yu Zhang for a purchase price equal to the principal amount of the repaid loans.

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

Exclusive Purchase Option Agreement.     Pursuant to the exclusive purchase option agreement entered into on August 13, 2012, between Beijing Miyuan, Beijing Aizhenxin and its shareholders, Beijing Miyuan has an exclusive option to purchase, or to designate another qualified individual or entity to purchase, to the extent permitted by PRC law, part or all of the equity interests in Beijing Aizhenxin owned by Beijing Aizhenxin’s shareholders. The purchase price for the entire equity interest of Beijing Aizhenxin shall be the amount of the proportionate registered capital owned by such shareholder or an amount agreed by the parties in writing, provided that, in case of any compulsory requirement by then PRC laws, the purchase price shall be the minimum price permitted by applicable PRC law. The exclusive purchase option agreement remains in effect until the completion of the transfer of all the shares in accordance with the exclusive purchase option agreement.

Equity Pledge Agreement.     Pursuant to the equity pledge agreement entered into on August 13, 2012, between Beijing Miyuan and Beijing Aizhenxin’s shareholders, Beijing Aizhenxin’s shareholders pledged their equity interest in Beijing Aizhenxin to Beijing Miyuan to secure such shareholders’ obligations under the loan agreement, the shareholders’ voting rights entrustment agreement and exclusive purchase option agreement and Beijing Aizhenxin’s obligations under the exclusive technology license and service agreement, each as described above. The equity pledge agreement will expire when the shareholders and Beijing Aizhenxin have fully performed their obligations under the agreements described above.

In the opinion of Zhong Lun Law Firm, our PRC legal counsel:

•                                                   the corporate structure of Beijing Miyuan, our PRC operating companies and Jiayuan Shanghai Center complies with current PRC laws, rules and regulations; and

•                                                   our contractual arrangements among Beijing Miyuan, our PRC operating companies and their respective shareholders, and Jiayuan Shanghai Center are valid and binding on all parties to these arrangements, and do not violate current PRC laws, rules or regulations.

Our PRC legal counsel has further advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. There can be no assurance that the PRC regulatory authorities will not take a view that is contrary to the above opinion of our PRC legal counsel in the future and if the PRC government determines that the agreements that establish the structure for operating our PRC value-added telecommunications service businesses and offline personalized matchmaking services do not comply with applicable restrictions on foreign investment in the telecommunications industry and the prohibition on privately funded non-enterprise institutions from engaging in profit-making business operations, we could be subject to severe penalties including being prohibited from continuing operation. See “Item 3.  Key Information.  D. Risk Factors—Risks Relating to Regulation of Our Business and to Our Structure.”

D.                                  Property, plant and equipment

Our principal executive offices are currently located on premises comprising approximately 3,266 square meters at Anhua Development Building, No. 35 Anding Road, Chaoyang District, Beijing, the People’s Republic of China. In March 2013, we completed the acquisition of this new office space and completed the move in May 2013. We also have offices in Shanghai, Guangzhou, Chengdu, Wuhan, Shenzhen and Langfang.  We lease all of our leased premises from unrelated third parties.  We believe after due inquiry that each of the lessors either has valid title to the property or has proper authorization from the title owner to sublease the property.  We plan to renew each of these leases when they expire. Below is a summary of the term of each of our leases:

Property	Space (in square meters)	Expiration Date

Beijing	220	May 4, 2016
Shanghai	694	November 14, 2015
	389	December 5, 2016
Guangzhou	233	March 31, 2016
	296	November 14, 2015
	114	June 30, 2016
Chengdu	308	December 14, 2014
Wuhan	173	December 5, 2014
Shenzhen	566	August 14, 2016
Langfang	136	November 14, 2014

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

A.                                    Operating results

Overview

We operate Jiayuan.com, the largest online dating platform in China.  According to iResearch, Jiayuan.com ranked first in terms of number of unique visitors and time spent among all online dating websites in China in 2013.

We derive most of our revenues from our Jiayuan.com platform.  Our Jiayuan.com platform can be accessed through internet browsers, wireless applications, desktop clients and WAP mobile browsers. We offer users of our Jiayuan.com platform free registration with immediate full search access to our database, and we began charging fees for messaging services provided on our Jiayuan.com platform in October 2008.  Our online revenues are mainly derived from initial message fees, periodic subscription fees and revenues from a number of fee-based value-added services from our Jiayuan.com platform.  We charge either the sender or the recipient of our Jiayuan.com platform an RMB2.00 fee in order for an initial message to be readable, a pricing strategy designed to target and reach the mass market with its affordability.  We intend to generate additional revenue from our online businesses by increasing the number of our paying users and by encouraging our users to purchase additional services.  We intend to achieve this by broadening the scope of our advertising campaign in online and offline channels and enhancing user experience by optimizing our search methodologies.  We also plan to develop new services for our users, such as continued expansion into our mobile platform, adding additional types of subscription packages and increasing the ways in which users can interact with one another.  In addition, in October 2012, we announced the launch of our new website, izhenxin.com, a new dating website designed to satisfy the needs of China’s marriage-minded singles. In September 2013, we launched open beta testing of qiuai.com, a mobile dating platform tailored to feature phone users, followed by limited beta testing of imdali.com in November 2013, which is an SNS-featured free dating platform.  As our paying user base grows, we intend to generate additional revenues through our value-added services such as virtual gifts and improved search rankings as well as new value-added services.  We had an average of 5,214,728 monthly active user accounts in 2013.  The number of our average monthly paying user accounts in 2013 was 1,339,258 compared to 1,224,890 in 2012, representing an increase of 9.3%.

We have continued to expand our business to personalized matchmaking services, which we previously referred to as our VIP services and which offer personalized search and matchmaking services for busy professionals who prefer more personalized services. Our personalized matchmaking services help to diversify our revenue mix. By the end of 2013, we performed personalized matchmaking services in 30 locations across 25 cities in China. We served an average of approximately 774 personalized matchmaking services clients per month in 2013, representing an increase of 134.6% compared to 330 in 2012. Due to the rapid expansion of our personalized matchmaking services, we restructured our reportable segments as online services, personalized matchmaking services and events and other services in 2013. Prior to 2013, our reportable segments were online services, events and personalized matchmaking services and other services. Information for net revenues, cost of revenues and gross profit by segment has been revised to conform to our current segment presentation.

Events and others is the third component of our business. In 2013 we hosted a total of 763 offline events in 88 cities throughout China to provide our users offline opportunities to meet in person.  Such offline events also help to promote our national brand name and benefit our online platform.

We generated net revenues of RMB331.2 million, RMB410.8 million and RMB492.6 million (US$81.4 million) in 2011, 2012 and 2013, respectively.  We had net income of RMB37.2 million, RMB58.9 million and RMB63.7 million (US$10.5 million) in 2011, 2012 and 2013, respectively.  Excluding non-cash share-based compensation expenses, we had non-GAAP net income of RMB67.8 million, RMB72.3 million and RMB74.1 million (US$12.2 million) in 2011, 2012 and 2013, respectively.  For a reconciliation of our non-GAAP net (loss)/income to our U.S. GAAP net (loss)/income, see “Item 3. Key Information—A. Selected Financial Data.”

Factors Affecting Our Results of Operations

Continued popularity of online dating services.  Our business is highly dependent upon online dating remaining a popular means of seeking committed relationships in China.  We have benefited from the growth in the demand for online dating services in recent years as an increasingly accepted means for single adults to meet new companions, form relationships and get married.  According to iResearch, the number of singles over the age of 18 visiting online dating platforms through PCs increased from 14 million in 2009 to 33 million in 2013 and is expected to reach 60 million in 2015. Unprecedented urbanization, rapidly changing demographics, China’s unique cultural considerations and traditional values and China’s fast growing Internet industry have all contributed to the demand for online dating services in China.

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

Our ability to attract and engage paying users.  Our revenues in any given period are significantly affected by the number of users who pay for our online dating services.  Rising income levels and overall economic growth in China in recent years have led to an increasing willingness of users to pay for our services.  Net revenues from our online services increased by 30.8% from RMB277.2 million in 2011 to RMB362.5 million in 2012 and by 16.4% from RMB362.5 million in 2012 to RMB422.1 million (US$69.7 million) in 2013.  This corresponded to a 10.2% increase in average monthly paying user accounts from 1,111,060 in 2011 to 1,224,890 in 2012 and a 9.3% increase in average monthly paying user accounts from 1,224,890 in 2012 to 1,339,258 in 2013.  The average percentage of monthly active user accounts that were paying user accounts in 2013 was approximately 25.7%, compared to 23.2% over the corresponding period in the prior year.  The long-term growth of our business is largely driven by our ability to attract new users and to convert these users into paying users.  We believe we attract users because of our reputation for providing a serious and reliable online dating platform, our large active user base, the high-quality user experience and the general market awareness of our “Jiayuan” brand.  Our users become and remain paying users because of the value and variety of our services as well as our results-based fee structure, which we believe align revenue generation with results experienced by our users.  The growth in revenues to date has been driven by the increasing number of our paying users and by the increase in ARPU and our revenues for future periods will depend on our continued success in attracting and retaining paying users, as well as increasing monetization of the paying users.

However, our ability to attract and engage paying users is also subject to challenges, such as increasing competition in the online dating business in China.  We compete with other online dating service providers, social networking websites and traditional dating services.  If we fail to compete successfully, our results of operations may be adversely affected.

Our ability to introduce new products and services.  Prior to October 2008, we generated revenues primarily from non-message related value-added services and selling advertisement space on our platform.  In an effort to generate additional revenue from our user base, we began charging fees for messaging between users via our Jiayuan.com online dating platform in October 2008, which contributed to our rapid revenue growth.  As a result, 81.3% of net revenue from our online services was generated from our initial message and periodic message-related subscription fees in 2013.  We also introduced other value-added services, such as virtual gifts, improved search rankings and online chatting services as well as premium user subscriptions such as “VIP memberships” to attract and retain users.  We intend to introduce more value-added services in the future.  In addition, we began cooperating with matchmaking service agencies in providing personalized matchmaking services in second-tier cities in China starting in 2013. We allow matchmaking service agencies limited rights to use our brand, trademark and certain resources under our direction in accordance with the matchmaking services agreements.  We expect to expand such matchmaking services in the future. Although we expect net revenue generated from our value-added services and matchmaking services to increase going forward, our results of operations will be affected by the level of user acceptance and popularity of such new products and services.

Our ability to control our operating costs and expenses and improve operational efficiency.  Our profitability is significantly affected by our cost of revenues and operating expenses.  Our cost of revenues from online services, which is related to the number of our active user accounts as well as the manner by which paying user accounts pay for our services, increased 60.5% from RMB73.4 million in 2011 to RMB117.8 million in 2012 and 19.9% from RMB117.8 million in 2012 to RMB141.0 million (US$23.3 million) in 2013 primarily due to the increase in our active user accounts as well as the increase in the percentage of user payments that are made through telecommunication operators and the higher commissions charged by our WVAS partners compared to commissions charged by online banking and online payment providers.  The main factors affecting our selling and marketing expenses are our advertising and promotional expenses to attract new users to our platform and our personnel costs.  Our selling and marketing expenses have increased significantly from RMB110.5 million in 2011 to RMB143.4 million in 2012 to RMB183.6 million (US$30.3 million) in 2013 as we expanded our marketing and brand promotion efforts, as well as due to the increase in advertising fees charged by our third-party service providers, such as commercial search engines and Internet portals. We expect our selling and marketing expenses to increase in the future as we seek to maintain and expand our user base and as advertising fees charged by third-party service providers continue to increase.  Therefore, our ability to control such costs and expenses will directly impact our profitability.

Description of Certain Statement of Comprehensive Income Items

Net Revenues

We derive our revenues from three segments, online services, personalized matchmaking services and events and other services.  Our net revenues are gross revenues net of the PRC business taxes and surcharges, ranging from 0% to 8.6%, that our PRC operating companies pay on their gross revenues.

The following table sets forth our net revenues by segment for the periods indicated:

	For the year ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
	(in thousands)
Online Services	277,186	362,492	422,088	69,724
Personalized Matchmaking Services	34,378	33,143	52,458	8,665
Events and Other Services	19,677	15,168	18,060	2,983
Total	331,241	410,803	492,606	81,372

Online Services

Net revenues from online services reflect net revenue generated from our online dating services.  Net revenues generated from online dating services primarily consist of initial message fees and periodic subscription fees, as well as fees from value-added services such as virtual gifts, improved search rankings and online chatting services. In 2013, 81.3% of net revenues from our online services were generated from our initial message and periodic message-related subscription fees.  Net revenue from online services accounted for 83.7%, 88.2% and 85.7% of our net revenues in 2011, 2012 and 2013, respectively.

Personalized Matchmaking Services

Net revenues from personalized matchmaking services, which we previously referred to as our VIP services, accounted for 10.4%, 8.1% and 10.6% of our net revenues in 2011, 2012 and 2013, respectively.  Net revenues from personalized matchmaking services primarily reflect net revenues from providing special, personalized services where our service representatives take a proactive approach in finding potential companions for our personalized matchmaking customers.  Payments for personalized matchmaking services are typically collected upon execution of the personalized matchmaking service agreement.  In 2013, we began cooperating with matchmaking service agencies in providing personalized matchmaking services in second-tier cities in China. We grant matchmaking service agencies limited rights to use our brand, trademark and certain resources under our direction in accordance with the matchmaking service agreements. We collect upfront payments from clients of the matchmaking services and remit the commission fees to the matchmaking service agencies at the contractual pre-determined rates. We are responsible for the determination of the service scope and price, the signing of the service agreements and the collection of service fees from customers directly. Revenue generated from clients who receive matchmaking services through such matchmaking service agencies are recognized on a gross basis as we are the primary obligor in the service arrangements.

Events and Other Services

Net revenues from events are generated from organizing and hosting events, including speed-dating, dance parties and other social events for our users and consist primarily of ticket sales.  Net revenues from events also include sponsorship fees whereby we enter into sponsorship arrangements with third-party companies to sponsor events hosted by us.  In 2013, we hosted a total of 759 offline events in 113 cities throughout China to provide our users offline opportunities to meet in person.  We expect our events services to continue to attract a large attendance due to our established brand and reputation in the online dating sector.

Other services revenue consists primarily of advertising.  Advertising revenues are principally derived from online advertising arrangements, which allow advertisers to place advertisements on particular areas of our websites, in particular formats and over particular periods of time. Historically, advertisements were placed on our Jiayuan.com website and now represent less than 1% of our net revenues in each of 2011, 2012 and 2013, respectively.

Net revenue from events and other services accounted for 5.9%, 3.7% and 3.7% of our net revenues in 2011, 2012 and 2013, respectively.

Cost of Revenues

Our cost of revenues includes the cost of services in our three segments.  Personnel costs include share-based compensation expenses.  The following table sets forth the components of our cost of revenues for the periods indicated:

	For the year ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
	(in thousands)
Online Services	73,427	117,830	140,975	23,287
Personalized Matchmaking Services	15,543	15,903	29,792	4,921
Events and Other Services	15,844	9,952	9,754	1,611
Total	104,814	143,685	180,521	29,819

Online Services

Cost of services in our online services segment primarily consists of commission expenses, personnel costs, network costs and depreciation.  Commission expenses primarily consist of the payment made to WVAS partners for money collection.  Personnel costs include salary and benefits paid to our staff and customer service personnel.   Network costs consist of server hosting fees, bandwidth fees and related fees paid to vendors that host our server network.  We anticipate that our cost of online services will continue to increase.

Personalized Matchmaking Services

Cost of services in our personalized matchmaking services segment primarily include personnel costs and commission expenses paid to personalized matchmaking agencies.  Cost of revenues from personalized matchmaking services accounted for 14.8%, 11.1% and 16.5% of our cost of revenues in 2011, 2012 and 2013, respectively.

Events and Other Services

Cost of services in our events and other services segment primarily includes personnel costs, including salaries as well as commissions paid to our staff in respect of events and advertising revenue, and event expenses.  Cost of revenues from events and other services accounted for 15.1%, 6.9% and 5.4% of our cost of revenues in 2011, 2012 and 2013, respectively.

Operating Expenses

Our operating expenses consist of selling and marketing expenses, general and administrative expenses and research and development expenses.  The following table sets forth our operating expenses by amount for the periods indicated:

	For the year ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
	(in thousands)
Selling and Marketing Expenses	110,521	143,376	183,619	30,332
General and Administrative Expenses	64,310	54,367	52,565	8,683
Research and Development Expenses	11,796	17,587	21,918	3,621
Total	186,627	215,330	258,102	42,636

Selling and Marketing Expenses

Our selling and marketing expenses primarily consist of advertising and promotion expenses for our online and events services, expenses in relation to our collaboration with television shows, salary and benefits for our sales and marketing personnel, share-based compensation expenses and other expenses incurred by our sales and marketing personnel.  We incur substantial expenses related to our advertising.  These advertising costs are primarily online advertising, including fees we pay to third-party service providers, such as commercial search engines and Internet portals, for the purpose of promoting and increasing traffic to our website and wireless platform, which helps us to raise our brand profile.  We expect our selling and marketing expenses to increase in the future as we continue to promote our platforms and our brands and as advertising rates in China continue to increase.

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

Share-based Compensation Expenses

Share options

We have granted certain options to purchase our ordinary shares to our directors, officers, employees and non-employees.  As of December 31, 2011, 2012 and 2013, options to purchase 4,382,636 ordinary shares, 4,368,382 ordinary shares and 3,134,475 ordinary shares, respectively, were outstanding, including options to purchase 1,716,844 ordinary shares, 1,353,698 ordinary shares and 1,357,529 ordinary shares, respectively, that were legally vested.

In 2011, 2012 and 2013, we recognized share-based compensation expenses totaling RMB30.5 million, RMB11.0 million and RMB8.3 million (US$1.4 million), respectively.  Our share-based compensation expenses decreased in 2013 from 2012 primarily due to the accelerated basis of attribution over the requisite service period and in 2012 from 2011 primarily due to options granted with performance conditions that became fully vested upon our initial public offering in 2011, which amounted to RMB17.5 million.  These costs are included in cost of revenues, selling and marketing expenses, general and administrative expenses and research and development expenses, and are associated with the expensing of vested options.

As of December 31, 2013, we had RMB5.6 million (US$0.9 million) in unrecognized share-based compensation expenses related to non-vested share options and unrecognized compensation cost of employee options with service vesting conditions were expected to be recognized over a weighted average period of 0.88 years.  We plan to continue to issue options and other share-based compensation as part of our recruitment and retention policies, which may lead to significant share-based compensation expenses in the future.  For more information, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies—Share-based Compensation.”

Restricted shares

In March 2012, December 2012 and September 2013, we granted 232,500, 49,040 and 34,286 restricted shares, respectively, to certain of our key employees. These restricted shares will vest over a four-year service period, with 25% of the restricted shares subject to vesting on the first anniversary of the date of grant and the remaining 75% subject to vesting in twelve quarterly installments.

For the year ended December 31, 2012 and 2013, we recorded share-based compensation of RMB2.4 million and RMB2.1 million (US$0.3 million) related to the restricted shares using the graded-vesting method.

As of December 31, 2013, unrecognized compensation expenses relating to the non-vested restricted shares amounted to RMB1.9 million (US$0.3 million). These expenses are expected to be recognized over a weighted average period of 0.97 years.

The following table sets forth a breakdown of our share-based compensation expenses recognized for the periods indicated.

	For the year ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
	(in thousands)
Cost of Revenues	2,624	3,380	1,737	287
Selling and Marketing Expenses	796	807	371	61
General and Administrative Expenses	25,726	7,355	7,627	1,260
Research and Development Expenses	1,396	1,821	693	115
Total	30,542	13,363	10,428	1,723

Taxation

Cayman Islands

We are not subject to Cayman Islands tax on our income or capital gains.  Payment of dividends is not subject to withholding tax in the Cayman Islands.

British Virgin Islands

Harper Capital Inc. is not subject to British Virgin Islands tax on income or capital gains.  Payment of dividends is not subject to withholding tax in the British Virgin Islands.

Hong Kong

Jiayuan Hong Kong, our wholly-owned subsidiary, is not subject to Hong Kong profits tax on foreign-sourced dividends and capital gains.  As an entity incorporated in Hong Kong, Jiayuan Hong Kong was subject to 16.5% income tax for the year ended December 31, 2013 on its taxable income generated from operations in Hong Kong.  Payment of dividends is not subject to withholding tax in Hong Kong.

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

Our subsidiaries and affiliated entities in China were subject to the statutory EIT rate of 33% on taxable income prior to January 1, 2008 and the standard EIT rate of 25% thereafter, except that (i) Shanghai Huaqianshu has been deemed to qualify as an HNTE under the EIT Law in 2010 and was entitled to the reduced EIT rate of 15% for 2010, 2011 and 2012, and has also been deemed to qualify as an HNTE under the EIT Law in 2013 and entitled to the reduced EIT rate of 15% for 2013, 2014 and 2015; (ii) Shanghai Huaqianshu qualified as a “key software enterprise” in 2013 and was entitled to the reduced EIT rate of 10% for 2013 and 2014; and (iii) Shanghai Miyuan has qualified as a “software enterprise,” allowing it to be exempt from income taxes for 2011 and 2012 and a preferential tax rate of 12.5% for 2013, 2014 and 2015. We are currently in the process of applying for Beijing Miyuan’s “software enterprise” qualification for the five years starting from and including 2014.

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

Business Tax and Surcharges

Our PRC operating companies are subject to business tax and surcharges at the rate ranging from 0% to 8.6% of their revenues.  We recognized RMB12.2 million, RMB14.2 million and RMB17.1 million (US$2.8 million) of business tax and surcharges as a reduction of revenues in 2011, 2012 and 2013, respectively.

Transition from PRC Business Tax to PRC Value Added Tax

Effective January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation launched a Business Tax to Value Added Tax, or VAT, Transformation Pilot Program, or the Pilot Program, for certain industries in Shanghai. Beginning on September 1, 2012, the Pilot Program was expanded from Shanghai to eight other cities and provinces in China, including Beijing. VAT payable on goods sold or taxable labor services provided by a general VAT taxpayer for a taxable period is the net balance of the output VAT for the period after crediting the input VAT for the period. Hence, the amount of VAT payable does not result directly from output VAT generated from goods sold or taxable labor services provided.

With the adoption of the Pilot Program, Shanghai Miyuan, Beijing Miyuan and Beijing Aizhenxin ceased to be subject to business tax. Shanghai Miyuan became subject to a small-scale tax payer VAT at a rate of 3% in January 2012 and became subject to a general tax payer VAT at a rate of 6% in February 2013, Beijing Miyuan became subject to a small-scale tax payer VAT at a rate of 3% in September 2012 and became subject to a general tax payer VAT at a rate of 6% in January 2014, and Beijing Aizhenxin became subject to VAT at a rate of 3% in September 2012. Jiayuan Shanghai Center, Shanghai Huaqianshu, Beijing Huaqianshu and Xique continued to be subject to business tax.

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

Revenue Recognition and Deferred Revenue

We derive our revenues from three segments, online services, personalized matchmaking services, and events and other services.  We recognize revenues only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed and the collectability of the related fee is reasonably assured.

Online Services

We offer two types of online services through all of our online platforms, including message exchanging services and value-added services.  We charge for message exchanging services when a registered user initiates contact with another registered user via our online platforms and either the sender or recipient may pay for the service.  Subsequently, we do not charge for any message exchanges between these same two users.  The exchange of messages between two users on our website typically lasts only a few days.  We believe that users place the most value on the initial connection and that users interested in further interactions exchange personal contact information to communicate with each other directly.  We also offer value-added services, primarily virtual gifts, improved search rankings, improved message priority and online chatting.  In 2011, 2012 and 2013, revenues recognized from our value-added services was RMB35.5 million, RMB59.2 million and RMB81.6 million (US$13.5 million), respectively.

We have adopted two primary fee models for our online services on our Jiayuan.com platform: a pay-per-use model and a periodic subscription model.  We have adopted a periodic subscription fee model on our izhenxin.com, juedui100.com platforms, and qiuai.com platforms.  Online services that we offer under the pay-per-use model include improved search rankings for the duration of one day, message sending or receiving and sending virtual gifts.  As we provide these services within a short period of time, revenue is recognized when the services are rendered.  If the communication patterns of our users change, the timing of our revenue recognition for these services may be impacted and revenue may be deferred and recognized over a longer period.  On our Jiayuan.com platforms, users prepay for virtual currencies, which are used as consideration for our online services.  Until used, virtual currencies purchased by users are recorded as deferred revenue.

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

Virtual currencies can be purchased through our Jiayuan.com platform, and payments are collected directly through third-party online payment platforms or through our WVAS partners, which pay us after payment is collected.  Due to the time lag between when services are delivered and when billing statements are received from our WVAS partners, revenue from virtual currencies are estimated based on our internal billing records and billing confirmations with our WVAS partners .  We adjust discrepancies between our internal estimated revenues and actual revenues confirmed by our WVAS partners when billing statements are received.  There were no significant differences between our estimates and actual revenue confirmed by our WVAS partners as of the date of this annual report.

Users were previously able to earn loyalty points based on their activities on our Jiayuan.com platform and/or purchase of online services, and the loyalty points could be used to redeem online services once a minimum number of points have been accumulated.  Loyalty points awarded for the purchase of online services are considered to be part of the revenue generating activities, and such arrangements are considered to have multiple elements.  We estimate the selling price of each loyalty point based on the consideration users would be required to pay to purchase the underlying services if they were not redeemed using the loyalty points, and the average number of the loyalty points needed to redeem these services.  Consideration is allocated to the loyalty points using the relative selling price method and is initially recorded as deferred revenue, and revenue is recognized when the loyalty points are redeemed and services are rendered. Users were no longer able to earn new loyalty points on our Jiayuan.com platform since May 2011. Users with existing loyalty points were no longer able to redeem their loyalty points for online services on our Jiayuan.com platform since August 2011.  In 2013, we suspended the customer loyalty program. All the loyalty points expired and we recognized the deferred revenue accordingly.

Personalized Matchmaking Services

We provide personalized matchmaking services to individual users, which consist of personalized services where our service representatives take a proactive approach in finding potential companions for our personalized matchmaking customers. Under this type of service, different types of services under customized bundled contracts are provided over the contract period, and as such, we account for the personalized matchmaking services as a single unit of accounting on a contract basis.

In 2013, we began cooperating with matchmaking service agencies for the provision of personalized matchmaking services in second-tier cities in China. We grant matchmaking service agencies limited rights to use our brand, trademark and certain resources under our direction in accordance with the matchmaking service agreements. We collect upfront payments from the recipients of the matchmaking services and remits the commission fees to the matchmaking service agencies at the contractual pre-determined rates. We are responsible for the determination of the service scope and price, and the signing of the service agreements and the collection of service fees from customers directly. Revenue generated from clients who receive matchmaking services through matchmaking service agencies are recognized on a gross basis as we are considered the primary obligor in the service arrangements.

Payments for personalized matchmaking services are collected upfront and initially recorded as deferred revenue, and revenue is recognized ratably over the contract service period. In addition, there are training fees charged upfront to the matchmaking service agencies, which are recognized as revenue when the training services are rendered.

Events and Other Services

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

Other services revenue consists of advertising revenues, which are principally derived from online advertising arrangements that allow advertisers to place advertisements on particular areas of our website, in particular formats, such as banners, links and logos, and over a specified period of time. We enter into advertising contracts to establish the fixed price and advertising services to be provided, and payment is collected upfront and initially recognized as deferred revenue.  We recognize revenue from advertising contracts on a straight-line basis over the contractual period.

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

In July 2012, our board of directors approved to amend certain option awards granted during the period from December 2010 to July 2011. In June 2013, our board of directors also approved to amend certain option awards granted in June 2007. Such modifications were accounted for pursuant to ASC 718 under U.S. GAAP. The incremental fair value before and after the modification was recognized as follows: (a) for vested options, the incremental share-based compensation expenses were recognized immediately; and (b) for non-vested options, the incremental share-based compensation expenses are recognized in the statement of comprehensive income over the remaining vesting period.

We used the binomial option pricing model, or binomial model, to determine the fair value of stock options, which uses certain assumptions and requires management to make estimations. The determination of the fair value of our ordinary shares required complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our ordinary shares and our operating history and prospects at the time of each grant. We estimated the expected volatility of our future share price based on the price volatility of the publicly traded shares of comparable listed companies over the most recent period to be equal to the expected option life of our employees’ share options. We estimated the risk-free interest rate based on the market yield of the US dollar denominated China International Government Bond with a maturity comparable to the contractual life of the option.  We incorporated the employees’ early exercise behavior by assuming that early exercise happens when the share price is a certain multiple of the exercise price.  Due to insufficient observations and no exercise history by employees, we estimated the multiple of the exercise price using considerations from an empirical research study regarding exercise patterns based on historical statistical data.  An exercise multiple of 2.8 was used for all options as of each grant date.  The expected volatility at the date of grant and each option valuation date was estimated based on price volatility of the shares of comparable companies in the industry, which are listed and publicly traded over the most recent period, equal to the expected maturity period of the issued options. Expected forfeiture rate was estimated based on our understanding in the human resources market and the staff turnover rate of our company. The annual staff turnover rate was estimated at 5% for periods after June 2007 and we are required to true-up forfeiture estimates for all awards with performance and service conditions through the vesting date so that compensation cost is recognized only for awards that vest.  For the options granted before 2013, we had no history or expectation of paying dividends on our ordinary shares.  For the options granted in 2013, 5% dividend yield was assumed in the estimate considering our plan to distribute annual dividends in 2013 and thereafter. In determining the estimated fair value of our share options, we believed that the expected volatility and the fair value of our ordinary shares were the most subjective assumptions, as we were a private company prior to the completion of our initial public offering.

Since our ADSs were listed on the NASDAQ Global Select Market in May 2011, we have determined the estimated fair value of our ordinary shares underlying the options based on the closing trading price of our ADSs as of the option grant date. As we were a private company with no quoted market for our ordinary shares prior to our initial public offering, we estimated the fair value of our ordinary shares at the relevant grant dates.

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

Consolidation of Affiliated Entities

PRC law currently restricts foreign ownership of Internet content distribution businesses and prohibits privately funded non-enterprise institutions from engaging in profit making business operations in China.  To comply with PRC laws and regulations that prohibit or restrict foreign ownership of companies that provide Internet content services in China, we provide services through Shanghai Huaqianshu, Beijing Huaqianshu, Xique and Beijing Aizhenxin which hold the licenses and approvals to provide Internet content services in China. We also provide certain matchmaking services through Jiayuan Shanghai Center which holds the licenses and approvals to provide matchmaking services in Shanghai.  We have entered into a series of contractual arrangements with Shanghai Huaqianshu, Beijing Huaquanshu, Xique, Beijing Aizhenxin and their respective equity owners and Jiayuan Shanghai Center.  As a result of these contractual arrangements, we have the ability to effectively control Shanghai Huaqianshu, Beijing Huaquanshu, Xique, Beijing Aizhenxin and Jiayuan Shanghai Center, and accordingly, each of Shanghai Huaqianshu, Beijing Huaquanshu, Xique, Beijing Aizhenxin and Jiayuan Shanghai Center is a VIE of our company.  As we are deemed to have the power to direct the economic activities most significant to Shanghai Huaqianshu, Beijing Huaquanshu, Xique, Beijing Aizhenxin and Jiayuan Shanghai Center and the right to obtain substantially all of the economic benefits and obligation to fund substantially all of the losses, we are considered to be the primary beneficiary of our VIE, and therefore we consolidated the results in our consolidated financial statements under U.S. GAAP.

We have consulted our PRC legal counsel in assessing our ability to control our PRC operating companies and Jiayuan Shanghai Center through these contractual arrangements.  Any changes in PRC laws and regulations that affect our ability to control our PRC operating companies and Jiayuan Shanghai Center may preclude us from consolidating these companies in the future.

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

Income Taxes

We follow the asset and liability method of accounting for income taxes.  Deferred income taxes are accounted for using an asset and liability approach which requires the recognition of income taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our financial statements or tax returns.  Deferred income taxes are determined based on the differences between the financial reporting and tax basis of assets and liabilities and are measured using the currently enacted tax rates and laws.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of comprehensive income in the period that includes the enactment date.  A valuation allowance is provided to reduce the carrying amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized.

Valuation Allowance Against Deferred Tax Assets

As of December 31, 2013, we recorded valuation allowance of RMB19.9 million (US$3.3 million), primarily attributed to (i) the excess amount of deductible advertising expenses which is not expected to be utilized in the foreseeable future, and (ii) net operating losses in certain PRC entities. We evaluate a variety of factors in determining the amount of the valuation allowance to record, including each entity’s operating performance and accumulated deficit, existence of taxable temporary differences and reversal periods. We record valuation allowance to offset deferred tax assets to the amount that we believe is more-likely-than-not to be realized. In order for us to realize our deferred tax assets, we must be able to generate sufficient taxable income in those jurisdictions where the deferred tax assets are generated from. In the event we are to determine that we would not be able to realize all or part of our deferred tax assets in the future, an adjustment to deferred tax assets would be recorded in our statement of operations in the period in which we make such a determination. Likewise, if we later determine that it is more likely than not that the deferred tax assets would be realized, we would reverse the applicable portion of the previously provided valuation allowance.

Uncertain Tax Positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures.  Significant judgment is required in evaluating our uncertain tax positions and determining its provision for income taxes.  We did not have any significant interest and penalties associated with uncertain tax positions in 2011, 2012 and 2013.  As of December 31, 2013, we did not have any significant unrecognized uncertain tax positions.

Consolidated Results of Comprehensive Income

The following table sets forth a summary of our consolidated statements of comprehensive income for the periods indicated.

	For the year ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
	(in thousands, except share and per share and per ADS data)
Consolidated Statement of Comprehensive Income Data:
Net revenues	331,241	410,803	492,606	81,372
Cost of revenues	(104,814)	(143,685)	(180,521)	(29,819)
Gross profit	226,427	267,118	312,085	51,553
Operating expenses:
Selling and marketing expenses	(110,521)	(143,376)	(183,619)	(30,332)
General and administrative expenses	(64,310)	(54,367)	(52,565)	(8,683)
Research and development expenses	(11,796)	(17,587)	(21,918)	(3,621)
Total operating expenses	(186,627)	(215,330)	(258,102)	(42,636)
Operating income	39,800	51,788	53,983	8,917
Interest income	5,077	13,323	11,687	1,931
Foreign currency exchange income /(loss) , net	8,911	(1,845)	1,935	320
Other income, net	1,562	4,898	9,104	1,504
Income before income tax	55,350	68,164	76,709	12,672
Income tax expenses	(18,107)	(9,227)	(13,053)	(2,156)
Net income	37,243	58,937	63,656	10,516
Accretion of Series A preferred shares	(3,222)	—	—	—
Income allocated to participating preferred shareholders	(12,681)	—	—	—
Net income attributable to ordinary shareholders	21,340	58,397	63,656	10,516

2013 compared to 2012

Net Revenues.  Our total net revenues increased by 19.9% from RMB410.8 million in 2012 to RMB492.6 million (US$81.4 million) in 2013.

•                                                     Net revenues from online services were RMB422.1 million (US$69.7 million), or 85.7% of our net revenues, in 2013, compared to RMB362.5 million, or 88.2% of our net revenues, in 2012.  The 16.4% increase in our net revenues from online services in 2013, compared to 2012, resulted primarily from a higher number of paying users and an increase of ARPU from RMB24.7 in 2012 to RMB25.9 (US$4.3).  Average monthly paying user accounts increased by 9.3% from 1,224,890 in 2012 to 1,339,258 in 2013.

•                                                     Net revenues from personalized matchmaking services were RMB52.5 million (US$8.7 million), or 10.6% of our net revenues, in 2013, compared to RMB33.1 million, or 8.1% of our net revenues, in 2012.  The 58.3% increase in our net revenues from personalized matchmaking services in 2013, compared to 2012, resulted primarily from the increase in the number of average monthly personalized matchmaking customers in connection with Jiayuan’s strategy in developing personalized matchmaking service centers to provide Jiayuan’s personalized matchmaking services in more second-tier cities in the PRC.  Our average monthly personalized matchmaking customers increased to approximately 774 customers in 2013 from approximately 330 customers in 2012 while the average contract value signed for our personalized matchmaking services decreased by 54.9% in 2013 from 2012 due to lower prices charged in second-tier cities.

•                                                     Net revenues from events and other services were RMB18.1 million (US$3.0 million), or 3.7% of our net revenues, in 2013, compared to RMB15.2 million, or 3.7% of our net revenues, in 2012. The 19.1% increase in our net revenues from events and other services in 2013, compared to 2012, resulted primarily from the increase in online advertising associated with event sponsorship arrangements.

Cost of Revenues.  Our total cost of revenues increased by 25.6% to RMB180.5 million (US$29.8 million) in 2013 from RMB143.7 million in 2012.  This increase resulted primarily from increases in personnel costs, fees to third-party payment providers, broadband rental and network costs, commissions paid to third-party personal matchmaking service agencies and depreciation expenses.

•                                                     Cost of revenues from online services was RMB141.0 million (US$23.3 million) in 2013, compared to RMB117.8 million in 2012.  Our cost of revenues from online services, which primarily comprises of fees to third-party payment providers, personnel costs, broadband rental and network costs, is related to the number of active user accounts as well as the manner by which paying user accounts pay for our services.  Our cost of revenues from online services grew in absolute amounts in 2013 and increased as a percentage of our net revenues from online services to 33.4% in 2013 from 32.5% in 2012 due to the increase in percentage of user payments through telecommunications operators and the resulting higher commissions charged by our WVAS partners for these payments compared to online banking and online payment providers.

•                                                     Cost of revenues from personalized matchmaking services was RMB29.8 million (US$4.9 million) in 2013, compared to RMB15.9 million in 2012.  The 87.3% increase in our cost of revenues from personalized matchmaking services in 2013, compared to 2012, resulted primarily from the increased personnel costs and commissions paid to third-party personal matchmaking service agencies in line with the rapid expansion of personalized matchmaking services in 2013.

•                                                     Cost of revenues from events and other services was RMB9.8 million (US$1.6 million) in 2013, compared to RMB10.0 million in 2012. The 2.0% decrease in our cost of revenues from events and other services in 2013, compared to 2012, resulted primarily from a decrease in the number of the events we held to 763 in 2013 from 859 in 2012.

Gross Profit and Gross Margin.  As a result of the foregoing, our gross profit increased by 16.8% to RMB312.1 million (US$51.6 million) in 2013 from RMB267.1 million in 2012.  Our gross margin decreased to 63.4% in 2013 from 65.0% in 2012.  This decrease was attributable primarily to the increase in the percentage of user payments through telecommunications operators and the resulting higher commissions paid to our WVAS partners.

•                                                     Gross profit in online services increased to RMB281.1 million (US$46.4 million) in 2013 from RMB244.7 million in 2012.  Gross margin in online services decreased to 66.6% in 2013 from 67.5% in 2012, primarily due to the increase in percentage of user payments through telecommunications operators and the resulting higher commission rate we paid to our WVAS partners.

•                                                     Gross profit in personalized matchmaking services increased to RMB22.7 million (US$3.7 million) in 2013 from RMB17.2 million in 2012.  Gross margin in personalized matchmaking services decreased to 43.2% in 2013 from 52.0% in 2012.  The decrease in gross margin resulted primarily from the commissions we paid to personalized matchmaking service centers in 2013.

•                                                     Gross profit in events and other services increased to RMB8.3 million (US$1.4 million) in 2013 from RMB5.2 million in 2012.  Gross margin in events and other services increased to 46.0% in 2013 from 34.4% in 2012.  The increase in gross margin resulted primarily from the increase in online advertising associated with event sponsorship arrangements.

Operating Expenses.  Our total operating expenses increased by 19.9% to RMB258.1 million (US$42.6 million) in 2013 from RMB215.3 million in 2012.  This increase was primarily due to increases in our selling and marketing expenses.

•                                                     Selling and Marketing Expenses.  Our selling and marketing expenses increased by 28.1% to RMB183.6 million (US$30.3 million) in 2013 from RMB143.4 million in 2012.  This increase resulted primarily from greater online spending on new user acquisitions, in particular on commercial search engines, navigation sites, application download stores and Internet portals due to the increase in advertising fees charged by such third-party service providers.  Selling and marketing expenses through online channels such as on commercial search engines, navigation sites, application download stores and Internet portals increased to RMB143.9 million (US$23.8 million) in 2013 from RMB117.6 million in 2012 while selling and marketing expenses on offline brand building efforts increased to RMB22.2 million (US$3.7 million) in 2013 from RMB13.4 million in 2012.  Our selling and marketing expenses increased as a percentage of our net revenues, amounting to 37.3% of our net revenues in 2013, compared to 34.9% of our net revenues in 2012, primarily due to the increase in advertising fees charged by third-party advertising service providers.

•                                                     General and Administrative Expenses.  Our general and administrative expenses decreased by 3.3% to RMB52.6 million (US$8.7 million) in 2013 from RMB54.4 million in 2012.  This decrease resulted primarily from a decrease in professional fees from RMB16.4 million in 2012 to RMB13.5 million in 2013, including legal fees and audit fees. Our general and administrative expenses decreased as a percentage of our net revenues, amounting to 10.7% of our net revenues in 2013, compared to 13.2% of our net revenues in 2012.

•                                                     Research and Development Expenses.  Our research and development expenses increased to RMB21.9 million (US$3.6 million) in 2013 from RMB17.6 million in 2012.  This increase was primarily due to an increase in the number of our research and development personnel as well as an increase in average salary for such personnel.

Operating Income and Operating Margin.  As a result of the foregoing, our operating income increased by 4.2% to RMB54.0 million (US$9.0 million) in 2013 from RMB51.8 million in 2012.  Our operating margin decreased to 11.0% in 2013 from 12.6% in 2012, resulting primarily from the increase in advertising fees on new user acquisitions.

Interest Income.  Our interest income decreased by 12.3% to RMB11.7 million (US$1.9 million) in 2013 from RMB13.3 million in 2012 resulting primarily from a decrease in deposits placed in banks due to the purchase of our new office space.

Foreign Currency Exchange (Loss)/Income, Net.  Foreign currency exchange income, net, was RMB1.9 million (US$0.3 million) in 2013 compared to a foreign currency exchange loss of RMB1.8 million in 2012 primarily as a result of the appreciation of the Renminbi against the U.S. dollar in 2013.  A portion of the net proceeds from our initial public offering has been converted into Renminbi and are being held by our foreign subsidiaries whose functional currencies are the U.S. dollar.

Other Income, Net.  Our other income, net, increased to RMB9.1 million (US$1.5 million) in 2013 from RMB4.9 million in 2012.  The increase was primarily due to a government subsidy we received in 2013 in relation to local policies promoting high technology enterprises.

Income Tax Expenses.  Our income tax expenses increased by 41.5% to RMB13.1 million (US$2.2 million) in 2013 from RMB9.2 million in 2012 primarily as a result of withholding taxes we accrued in connection with our plan to repatriate PRC earnings as cash dividends.

Net Income Attributable to Ordinary Shareholders and Net Margin.  As a result of the foregoing, our net income attributable to ordinary shareholders increased by 8.0% to RMB63.7 million (US$10.5 million) in 2013 from RMB58.9 million in 2012.  Our net margin decreased to 12.9% in 2013 from 14.3% in 2012.

2012 compared to 2011

Net Revenues.  Our total net revenues increased by 24.0% from RMB331.2 million in 2011 to RMB410.8 million in 2012.

•                                                                                          Net revenues from online services were RMB362.5 million, or 88.2% of our net revenues, in 2012, compared to RMB277.2 million, or 83.7% of our net revenues, in 2011.  The 30.8% increase in our net revenues from online services in 2012, compared to 2011, resulted primarily from a higher number of paying users and an increase of ARPU from RMB20.8 in 2011 to RMB24.7.  Average monthly paying user accounts increased by 10.2% from 1,111,060 in 2011 to 1,224,890 in 2012.

•                                                                                          Net revenues from personalized matchmaking services were RMB33.1 million, or 8.1% of our net revenues, in 2012, compared to RMB34.4 million, or 10.4% of our net revenues, in 2011.  The 3.6% decrease in our net revenues from personalized matchmaking services in 2012, compared to 2011, resulted primarily from the internal restructuring of our management team in this segment in the first half of 2012 in connection with the higher than expected turnover in personalized matchmaking sales personnel.  Our average monthly personalized matchmaking customers increased to approximately 330 customers in 2012 from approximately 296 customers in 2011 while the average contract value signed for our personalized matchmaking services decreased by 10.1% in 2012 from 2011 as we focused on increasing the number of our personalized matchmaking clients.

•                                                                                        Net revenues from events and other services were RMB15.2 million, or 3.7% of our net revenues, in 2012, compared to RMB19.7 million, or 5.9% of our net revenues, in 2011. The 22.9% decrease in our net revenues from events and other services in 2012, compared to 2011, resulted primarily due to the decrease in the number of events we held to 859 in 2012 from 1,066 in 2011.

Cost of Revenues.  Our total cost of revenues increased by 37.1% to RMB143.7 million in 2012 from RMB104.8 million in 2011.  This increase resulted primarily from increases in personnel costs, fees to third-party payment providers, broadband rental and network costs, depreciation expenses and operating lease expenses.

•                                                                                          Cost of revenues from online services was RMB117.8 million in 2012, compared to RMB73.4 million in 2011.  Our cost of revenues from online services, which primarily comprises of fees to third-party payment providers, personnel costs, broadband rental and network costs, is related to the number of active user accounts as well as the manner by which paying user accounts pay for our services.  Our cost of revenues from online services grew in absolute amounts in 2012 and increased as a percentage of our net revenues from online services to 32.5% in 2012 from 26.5% in 2011 due to the increase in percentage of user payments through telecommunications operators and the resulting higher commissions charged by our WVAS partners for these payments compared to online banking and online payment providers.

•                                                                                          Cost of revenues from personalized matchmaking services was RMB15.9 million in 2012, compared to RMB15.5 million in 2011.  The 2.3% increase in our cost of revenues from personalized matchmaking services in 2012, compared to 2011, resulted primarily from the increased headcount and the increase in salaries for our personalized matchmaking personnel.

•                                                                                          Cost of revenues from events and other services was RMB10.0 million in 2012, compared to RMB15.8 million in 2011.  The 37.2% decrease in our cost of revenues from events and other services in 2012, compared to 2011, resulted primarily from a decrease in number of the events we held in 2012 and a decrease of rental costs associated with organizing events to RMB4.4 million in 2012 from RMB4.7 million in 2011 due to the decrease in the number of events we held in 2012.

Gross Profit and Gross Margin.  As a result of the foregoing, our gross profit increased by 18.0% to RMB267.1 million in 2012 from RMB226.4 million in 2011.  Our gross margin decreased to 65.0% in 2012 from 68.4% in 2011.  This decrease was attributable primarily to the increase in the percentage of user payments through telecommunications operators and the resulting higher commissions paid to our WVAS partners.

•                                                                                          Gross profit in online services increased to RMB244.7 million in 2012 from RMB203.8 million in 2011.  Gross margin in online services decreased to 67.5% in 2012 from 73.5% in 2011, primarily due to the increase in percentage of user payments through telecommunications operators and the resulting higher commissions we paid to our WVAS partners.

•                                                                                          Gross profit in personalized matchmaking services decreased to RMB17.2 million in 2012 from RMB18.8 million in 2011.  Gross margin in personalized matchmaking services decreased to 52.0% in 2012 from 54.8% in 2011.  The decrease in gross margin resulted primarily from the internal restructuring of our management team in this segment in the first half of 2012 in connection with the higher than expected turnover in personalized matchmaking sales personnel.

•                                                                                          Gross profit in events and other services increased to RMB5.2 million in 2012 from RMB3.8 million in 2011.  Gross margin in events and other services increased to 34.4% in 2012 from 19.5% in 2011.  The increase in gross margin was primarily as a result of a positive gross margin in other services of 47.7% in 2012, compared to a negative gross margin of 84.5% in 2011, due to our decision to decrease the number of events we held.

Operating Expenses.  Our total operating expenses increased by 15.4% to RMB215.3 million in 2012 from RMB186.6 million in 2011.  This increase was primarily due to increases in our selling and marketing expenses and our research and development expenses.

•                                                                                          Selling and Marketing Expenses.  Our selling and marketing expenses increased by 29.7% to RMB143.4 million in 2012 from RMB110.5 million in 2011.  This increase resulted primarily from greater online spending on new user acquisitions, in particular on commercial search engines and Internet portals due to the increase in advertising fees charged by such third-party service providers.  Selling and marketing expenses through online channels such as on commercial search engines and Internet portals increased to RMB117.6 million in 2012 from RMB75.7 million in 2011 while selling and marketing expenses on offline brand building efforts decreased to RMB13.4 million in 2012 from RMB26.3 million in 2011.  Our selling and marketing expenses increased as a percentage of our net revenues, amounting to 34.9% of our net revenues in 2012, compared to 33.4% of our net revenues in 2011, primarily due to the increase in advertising fees charged by third-party advertising service providers.

•                                                                                          General and Administrative Expenses.  Our general and administrative expenses decreased by 15.5% to RMB54.4 million in 2012 from RMB64.3 million in 2011.  This decrease resulted primarily from a decrease in share-based compensation expenses to RMB7.4 million in 2012 from RMB25.7 million in 2011 as a result of share-based awards which vested upon the completion of our initial public offering in the amount of RMB17.5 million in 2011.  In addition, share-based compensation expenses in 2012 were reduced by RMB4.9 million due to the forfeiture of certain unvested options granted in prior years. This was partly offset by increased headcount and the increase in salaries and benefits for our general and administrative personnel as well as an increase in professional fees related to our SEC compliance expenses related to being a public company. Our general and administrative expenses decreased as a percentage of our net revenues, amounting to 13.2 % of our net revenues in 2012, compared to 19.4% of our net revenues in 2011.

•                                                                                          Research and Development Expenses.  Our research and development expenses increased to RMB17.6 million in 201 2 from RMB11.8 million in 2011.  This increase was primarily due to an increase in the number of our research and development personnel as well as an increase in average salary for such personnel.

Operating Income and Operating Margin.  As a result of the foregoing, our operating income increased by 30.1% to RMB51.8 million in 2012 from RMB39.8 million in 2011.  Our operating margin increased slightly to 12.6% in 2012 from 12.0% in 2011, resulting primarily from the decrease in share-based compensation expenses.

Interest Income.  Our interest income increased by 162.4% to RMB13.3 million in 2012 from RMB5.1 million in 2011 primarily due to the net proceeds we received from the initial public offering, which we held for a full year in 2012 compared to a partial year in 2011, and larger amount of funds we kept in fixed-rate short-term deposits and term deposits.

Foreign Currency Exchange (Loss)/Income, Net.   Foreign currency exchange loss, net, was RMB1.8 million in 2012 compared to a foreign currency exchange gain of RMB8.9 million in 2011 primarily as a result of the depreciation of the Renminbi against the U.S. dollar subsequent to the conversion of Renminbi to U.S. dollar in 2012.  A portion of the net proceeds from our initial public offering has been converted into Renminbi and are being held by our foreign subsidiaries whose functional currencies are the U.S. dollar.

Other Income, Net.  Our other income, net, increased to RMB4.9 million in 201 2 from RMB1.6 million in 2011.  The increase was primarily due to a government subsidy we received in 2012 in relation to local policies promoting high technology enterprises.

Income Tax Expenses.  Our income tax expenses decreased by 49.0% to RMB9.2 million in 2012 from RMB18.1 million in 2011 as a result of certain preferential tax policies to which we were entitled.  Our effective income tax rate decreased to 13.5% in 2012 from 32.7% in 2011 due primarily to the preferential enterprise income tax rates applicable to Shanghai Miyuan and Shanghai Huaqianshu.

Net Income and Net Margin.  As a result of the foregoing, our net income increased by 58.2% to RMB58.9 million in 2012 from RMB37.2 million in 2011.  Our net margin increased to 14.3% in 2012 from 11.2% in 2011.

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

Net Income Attributable to Ordinary Shareholders.  Net income attributable to ordinary shareholders increased by 176.2% to RMB58.9 million in 2012 from RMB21.3 million in 2011.

B.                                                                                    Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations primarily through cash generated from operations, the issuance of Series A preferred shares and our initial public offering.  All of our Series A preferred shares were automatically converted into ordinary shares immediately upon the completion of our initial public offering in May 2011. Our cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.  As of December 31, 2011, 2012 and 2013, we had RMB181.3 million, RMB257.7 million and RMB232.6 million (US$38.4 million) in cash and cash equivalents, respectively.  As of December 31, 2011, 2012 and 2013, we had RMB404.5 million, RMB233.0 million and RMB336.3 million (US$55.6 million) of short-term deposits, respectively.  We anticipate that our primary sources of liquidity will come from cash flow from operations.

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

The following table sets forth information relating to our cash flows for the periods presented:

	For the year ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	86,895	57,685	166,967	27,583
Net cash (used in)/provided by investing activities	(320,900)	78,960	(111,747)	(18,459)
Net cash provided by/(used in) financing activities	400,133	(57,659)	(73,234)	(12,097)
Effect of exchange rate changes on cash and cash equivalents	(4,176)	(2,617)	(7,082)	(1,172)
Net increase/(decrease) in cash and cash equivalents	161,952	76,369	(25,096)	(4,145)
Cash and cash equivalents at beginning of year	19,388	181,340	257,709	42,570
Cash and cash equivalents at end of year	181,340	257,709	232,613	38,425

Operating Activities

Net cash provided by operating activities amounted to RMB167.0 million (US$27.6 million) in 2013, primarily attributable to net income of RMB63.7 million (US$10.5 million), prepaid expenses and other current assets of RMB20.9 million (US$3.5 million), accrued expenses and other current liabilities of RMB18.9 million (US$3.1 million), depreciation and amortization of RMB16.2 million (US$2.7 million), deferred revenue of RMB15.2million (US$2.5 million), share-based compensation expenses of RMB10.4 million (US$1.7 million), income tax payable of RMB9.7 million (US$1.6 million), net accounts receivable of RMB6.1 million (US$1.0 million) and accounts payable of RMB4.5 million (US$0.7 million). The decrease in our prepaid expenses and other current assets was primarily due to the significant decrease in prepayments for advertising fees charged by third-party advertising service providers. The increase in our accrued expenses and other current liabilities was primarily due to the increase in accrued salaries of RMB9.6 million (US$1.6 million) as a result of an increase in annual bonus.

Net cash provided by operating activities amounted to RMB57.7 million in 2012, primarily attributable to net income of RMB58.9 million, deferred revenue of RMB32.0 million, depreciation and amortization of RMB13.4 million and share-based compensation expenses of RMB13.4 million. This was partially offset by prepaid expenses and other current assets of RMB31.7 million, net accounts receivable in the amount of RMB23.8 million, accrued expenses and other current liabilities of RMB5.4 million and income tax payable of RMB2.3 million. The increase in our deferred revenue was primarily due to the significant increase in prepayments for our online services such as purchases of virtual currencies and periodic subscription fees in connection with the increase in our revenue. The increase in our prepaid expenses and other receivables was primarily due to prepaid advertising expenses of RMB25.6 million as a result of our business expansion.

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

Net cash used in investing activities was RMB111.7 million (US$18.5 million) in 2013, primarily attributable to the placement of short-term deposits totaling RMB326.3 million (US$53.9 million) and purchases of equipment totaling RMB18.2 million (US$3.0 million), partially offset by the maturity of short-term deposits in the amount of RMB233.0 million (US$38.5 million).

Net cash provided by investing activities was RMB79.0 million in 2012, primarily attributable to the maturity of short-term deposits totaling RMB404.5 million, partially offset by placement of short-term deposits in the amount of RMB233.0 million and purchases of property and equipment totaling RMB83.1 million.

Net cash used in investing activities was RMB320.9 million in 2011, primarily attributable to investment in short-term deposits and term deposits totaling RMB414.5 million and purchases of equipment totaling RMB22.4 million, partially offset by maturities of short-term deposits totaling RMB116.0 million.

Financing Activities

Net cash used in financing activities in 2013 was RMB73.2 million (US$12.1 million), primarily attributable to dividend payments in the amount of RMB48.2 million (US$8.0 million) and repurchases of our ordinary shares in the amount of RMB33.1 million (US$5.5 million), partially offset by payments received in the amount of RMB8.1 million (US$1.3 million) relating to issuances of ordinary shares in connection with the exercise of share options.

Net cash used in financing activities in 2012 was RMB57.7 million, primarily reflecting repurchases of our ordinary shares in the amount of RMB63.7 million, partially offset by payments received in the amount of RMB6.0 million relating to issuances of ordinary shares in connection with the exercise of share options.

Net cash generated from financing activities in 2011 was RMB400.1 million, primarily reflecting proceeds from our initial public offering.

Capital Expenditures

Our capital expenditures amounted to RMB18.5 million (US$3.1 million) in 2013.  Our capital expenditures in 2013 were used primarily to purchase servers and computer equipment for the further expansion of our business and to fit-out our new office building.

Our capital expenditures amounted to RMB22.4 million and RMB87.6 million in 2011 and 2012, respectively.  Our capital expenditures in 2011 principally consisted of purchases of, or investments in, our online dating services network infrastructure, such as computers and servers in connection with the significant increase in our registered user accounts and active user accounts. Our capital expenditures in 2012 were used primarily to purchase our new office building, intangible assets, servers and computer equipment for the further expansion of our business,

Restrictions on Cash Transfers to Us

To fund any cash requirements we may have from time to time, we may need to rely on dividends, loans or advances made to us by our PRC subsidiaries.  We conduct substantially all of our operations through our PRC operating companies and Jiayuan Shanghai Center which generate substantially all of our revenues.  As our PRC operating companies are not owned by our PRC subsidiaries, they are unable to make dividend payments to our PRC subsidiaries.  Instead, our PRC subsidiaries have entered into contractual arrangements with their corresponding PRC operating companies and Jiayuan Shanghai Center to provide services to our PRC operating companies and Jiayuan Shanghai Center in return for cash payments.  In order for us to receive any dividends, loans or advances from our PRC subsidiaries, or to distribute any dividends to our shareholders and ADS holders, we will need to rely on these payments made from our PRC operating companies and Jiayuan Shanghai Center to our PRC subsidiaries .  Depending on the nature of services provided by our PRC subsidiaries to our PRC operating companies and Jiayuan Shanghai Center certain of these payments are subject to PRC taxes, including business taxes and value-added tax, which effectively reduce the amount that our PRC subsidiaries receive from our PRC operating companies and Jiayuan Shanghai Center.  In addition, the PRC government could impose restrictions on such payments or change the tax rates applicable to such payments.  See “Item 3. Key Information — D. Risk Factors—Risks Relating to Regulation of Our Business and to Our Structure—Our holding company structure may restrict our ability to receive dividends from, or transfer funds to, our PRC subsidiaries, which could restrict our ability to act in response to changing market conditions and reallocate funds among our Chinese entities in a timely manner.”

Regulations in the PRC currently permit payment of dividends of a PRC company, such as our PRC subsidiaries, only out of accumulated profits as determined in accordance with accounting standards and regulations in China.  Each of our PRC subsidiaries is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the cumulative amount reaches 50% of its registered capital. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiaries and operating companies are restricted in their ability to transfer net assets to us in terms of cash dividends, loans or advances.  Such restrictions amounted to approximately RMB27.9 million, RMB30.4 million and RMB30.8 million (US$5.1 million) as of December 31, 2011, 2012 and 2013, respectively.  These reserves are not distributable as cash dividends, or as loans or advances.  Our PRC operating companies may also allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds, which may not be distributed to us.  In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

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

Our technology infrastructure provides for continuous availability of our online service.  We provide redundancy backup for all of the critical components of our system, which allows us to withstand unexpected component failure and to undergo maintenance or upgrades.  Our system hardware is located at three separate sites in Beijing. In addition, we also set up a data backup center in the city of Shijiazhuang in Hebei Province in 2013. Systems administrators and network managers at our Beijing office monitor our servers, operate our network and execute backups.  We operate our database and web servers using clustering technology for effective load-balancing and fault tolerance.

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

As of December 31, 2013, we employed 26 technology employees who focus on the maintenance of our software and hardware infrastructure.  Our network infrastructure is designed to deliver high levels of availability, performance, security and scalability.  Our network infrastructure is based on a free, open source software bundle commonly referred to as “LAMP,” which consists of a software combination using a Linux operating system, Apache HTTP Server web server software, MySQL database management system and PHP, Perl and/or Python programming language.  Our infrastructure is designed for maximum flexibility and scalability, which we believe facilitates the addition of new features.  Our user support team regularly seeks feedback on the quality of our platform, which help us make improvements to our infrastructure.

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

As of December 31, 2013, we had a technology research, development and platform maintenance team of 94 engineers with experience and expertise in the fields of computing science and software development.  Our research and development efforts are also focused on keeping pace with technological advances in order to make our products and services competitive in the market, such as making our online dating services accessible through wireless devices as well as developing new products targeting different market segments. Since feature and functionality development and keeping pace with technological advances are critical elements to our strategy, we plan to further expand our research and development team.  We also have software in place to monitor potential employee misuse of information provided by our users.

Our research and development expenses were RMB11.8 million, RMB17.6 million and RMB21.9 million (US$3.6 million) in 2011, 2012 and 2013, respectively.

D.                                                                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2013 to December 31, 2013 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.                                                                                    Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2013:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(RMB in thousands)
Operating lease obligations	9,714	4.401	5,313	—	—

Our operating lease obligations consist of office lease obligations for our offices in various locations across China. These leases expire at different times from November 2014 through December 2016 and will become subject to renewal. We intend to evaluate the need to renew each office lease on a case-by-case basis within a reasonable time prior to its expiration.

As of December 31, 2013, other than operating lease obligations, we did not have any other contractual obligations, including long-term debt obligations or purchase obligations.

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

Item 6.                                 Directors, Senior Management and Employees.

A.                                    Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report.  The business address of all of our directors and executive officers is 15/F, Anhua Development Building, No. 35 Anding Road, Chaoyang District, Beijing, People’s Republic of China.

Name	Age	Position
Yongqiang Qian	41	Director, Co-Chairman of the Board
Haiyan Gong	38	Director, Co-Chairman of the Board
JP Gan	42	Independent Director
Jianzhang Liang	44	Independent Director
Xiaochuan Wang	35	Independent Director
Paul Keung	43	Independent Director
Linguang Wu	42	Director, Chief Executive Officer
Shang-Hsiu Koo	33	Chief Financial Officer
Hui Song	34	Senior Vice President of Finance and Accounting

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

Haiyan Gong is our founder and was our chief executive officer from 2004 to 2012, co-chief executive officer in 2012 and has been co-chairman of our board of directors since December 2012 and a consultant since January 2013.  Ms. Gong founded our company from her Fudan University dormitory room in 2003 and has led us to build the largest online dating platform in China.  Her alias, “小龙女” (Xiao Long Nv), is well-recognized among users of online dating services in China.  Ms. Gong has been described by various media outlets, including China Central Television, as the most famous online matchmakers in China.  In addition, Ms. Gong received the China Entrepreneur Top Businesswoman Award (2011年中国企业家商界木兰) and the iResearch New Economy Best CEO Award (艾瑞2007年新经济最佳年度人物) in 2007. Ms. Gong also met her husband through our platform.  Ms. Gong received a master’s degree in communications from Fudan University in 2004 and received a bachelor’s degree from Peking University in 2002.

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

Paul Keung has served as our independent director since May 2012.  Mr. Paul Keung served as chief financial officer and senior vice president of business development at NYSE-listed Taomee Holdings Limited, or Taomee, from February 2011 to April 2014. Prior to joining Taomee, Mr. Keung was managing director at Oppenheimer Investments Asia from 2008 to 2011, where he oversaw the firm’s Asia research practice. Between 2000 and 2008, Mr. Keung was executive director of CIBC World Markets, where he was primarily responsible for coverage of the Internet and media sectors in the US and China. From 1998 to 2000, Mr. Keung served as chief information officer at Wyndham International, a global hospitality company. Between 1994 and 1998, he held various roles in investment banking and equity research at Deutsche Morgan Grenfell, PaineWebber Securities, and Salomon Brothers.  He holds a bachelor’s degree in hotel administration from Cornell University and a master’s degree in real estate from New York University.

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

Hui Song joined us as our financial controller in July 2010 and became our vice president of finance and accounting in January 2011.  Mr. Song was promoted to senior vice president of finance and accounting in December 2011.  Prior to joining us, Mr. Song was an auditor at KPMG from August 2001 to June 2010, serving as an audit manager from 2007 to 2010.  Mr. Song received his bachelor’s degree in accounting from Capital University of Economics and Business in 2001.  He is a member of the American Institute of Certified Public Accountants, the Hong Kong Institute of Certified Public Accountants and the Chinese Institute of Certified Public Accountants, and a member of the Certified Internal Auditors.

B.                                    Compensation

The aggregate cash compensation paid to our directors and executive officers was RMB3.9 million (US$0.6 million) and no options to acquire ordinary shares or restricted shares were granted to our directors and executive officers in 2013.  No pension, retirement or similar benefits has been set aside or accrued for our executive officers or directors.  We have no service contracts with any of our directors providing for benefits upon termination of employment.

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

The table below sets forth the option grants made to our directors and executive officers pursuant to the 2007 Plan as of December 31, 2013.

Name	Number of Ordinary Shares to be Issued Upon Exercise of Options(1)	Exercise Price per Ordinary Share (in US$)	Date of Grant	Date of Expiration

Yongqiang Qian	60,000	3.227	July 12, 2012	July 11, 2018
Haiyan Gong	45,000	3.227	July 12, 2012	July 11, 2018
JP Gan	75,000	3.72	March 16, 2012	March 15, 2018
	60,000	3.227	July 12, 2012	July 11, 2018
Jianzhang Liang	25,862	3.227	July 27, 2011	July 26, 2017
	60,000	3.227	July 12, 2012	July 11, 2018
Xiaochuan Wang	75,000	3.63	May 1, 2012	April 30, 2018
	60,000	3.227	July 12, 2012	July 11, 2018
Paul Keung	75,000	3.63	May 1, 2012	April 30, 2018
	60,000	3.227	July 12, 2012	July 11, 2018
Linguang Wu	232,500	3.72	March 16, 2012	March 15, 2018
	150,000	3.113	December 21, 2012	December 20, 2018
Shang-Hsiu Koo	90,388	3.227	December 8, 2010	December 7, 2016
	91,500	2.927	June 1, 2012	May 31, 2018
	30,000	3.113	December 21, 2012	December 20, 2018
Hui Song	42,177	1.2563	July 1, 2010	June 30, 2016
	1,722	3.227	July 13, 2011	July 12, 2017
	16,800	3.85	December 21, 2011	December 20,2017
	62,000	2.927	June 1, 2012	May 31, 2018
	22,500	3.113	December 21, 2012	December 20, 2018
Other employees and nonemployees	1,799,027	0.30-7.44	June 6, 2007- September 27, 2013	June 5, 2013 - September 26, 2019

(1)                                 Every two American depositary shares represents three ordinary shares.

In July 2012, our compensation committee approved modification of the exercise price of certain outstanding employee share options. Certain share options, all of which had been previously issued pursuant to the 2007 Original Plan or the 2007 Share Incentive Plan, were cancelled and replaced with share options with a decreased number of underlying shares and a lower exercise price based on the closing price of the Company’s ADSs on the Nasdaq Global Select Market on July 12, 2012, which was US$3.23 per ordinary share. The modification of the exercise price is applicable equally to options vested and unvested and to options granted to our directors and executive officers under the 2007 Original Plan and the 2007 Share Incentive Plan. The total compensation cost associated with the modification of the exercise price was not material.

The repriced options had originally been issued with exercise prices ranging from US$5.00 to US$7.44 per ordinary share. As a result of the reduction in our ADS price, we believed that such share options would provide better incentives to our employees if they were re-priced.

The table below sets forth the restricted share awards made to our directors and executive officers pursuant to the 2007 Plan as of December 31, 2013.

Name	Number of Restricted Shares	Date of Grant	End of Vesting Period

Linguang Wu	232,500	March 16, 2012	March 16, 2016
Shang-Hsiu Koo	11,538	December 21, 2012	December 21, 2016
Hui Song	8,654	December 21, 2012	December 21, 2016

The restricted shares will begin to vest during the year ending December 31, 2013. For the year ended December 31, 2013, we recorded share-based compensation expenses of RMB2.2 million (US$0.4 million) related to the restricted shares using the graded-vesting method. As of December 31, 2013, unrecognized compensation expenses relating to the non-vested restricted shares amounted to RMB1.9 million (US$0.3 million). These expenses are expected to be recognized over a weighted average period of 0.97 years.

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

Audit Committee.  Our audit committee consists of Messrs. Paul Keung, Jianzhang Liang and Xiaochuan Wang .  Mr. Paul Keung is the chairman of our audit committee.  Our board of directors has determined that each of Messrs. Paul Keung, Jianzhang Liang and Xiaochuan Wang satisfy the “independence” requirements of Rule 5605 of the Nasdaq Listing Rules and meet the criteria for independence set forth in Section 10A(m)(3)(B)(i) of the Securities Exchange Act of 1934, or the Exchange Act.  In addition, our board of directors has determined that Mr. Paul Keung qualifies as an audit committee financial expert under the applicable SEC rules and as a financially sophisticated audit committee member under Rule 5605(c)(2)(A) of the Nasdaq Listing Rules.

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

D.                                    Employees

As of December 31, 2013, we had 557 full-time employees.  We had a total of 511 and 557 full-time employees as of December 31, 2012 and 2013, respectively.  The following table sets forth the number of our employees by function as of December 31, 2013.

Number of
Employees
Member/customer service	70
Sales	172
Marketing	41
General and administration	62
Technical support	212
Total	557

As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans.  We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.  The total amount of contributions we made to employee benefit plans in 2011, 2012 and 2013 was RMB11.7 million, RMB14.0 million and RMB17.6 million(US$2.9 million), respectively.

We enter into a standard annual employment contract with most of our officers, managers and employees.  These contracts typically include a non-competition provision effective during their employment with us.

We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes.

E.                                    Share Ownership

The following table sets forth information known to us with respect to the beneficial ownership of our ordinary shares as of April 29, 2014, taking into account the number of ordinary shares underlying our outstanding options, by:

•                                                                                          each of our directors and executive officers; and

•                                                                                          each person who is known to us to be the beneficial owner of more than 5.0% of our ordinary shares.

	Ordinary Shares Beneficially Owned
	Number (1)	Percent (1)
Directors and Executive Officers:
Yongqiang Qian (2)	10,702,961	21.4%
Haiyan Gong (3)	9,277,448	18.6%
JP Gan (4)	6,951,638	13.9%
Jianzhang Liang	*	* %
Xiaochuan Wang	*	* %
Paul Keung	*	* %
Linguang Wu	*	* %
Shang-Hsiu Koo	*	* %
Hui Song	*	* %
Directors and Executive Officers Combined	27,868,252	55.7%
Principal Shareholders
Fame Gain Investments Limited (5)	10,426,711	20.9%
Aprilsky Ltd. (6)	9,277,448	18.6%
Funds affiliated with Qiming Venture Partners, L.P. (7)	6,951,638	13.9%

* Beneficially owns less than 1% of our ordinary shares.

(1)                                                                                 Beneficial ownership is determined in accordance with the rules of the SEC.

(2)                                                                                 Includes (i) 8,926,711 ordinary shares held by Fame Gain Investments Limited, a limited liability company organized under the laws of the British Virgin Islands, or Fame Gain; (ii) 1,000,000 restricted American depositary shares held by Fame Gain representing 1,500,000 ordinary shares; (iii) 166,666 American depositary shares representing 250,000 ordinary shares held by Mr. Qian and (iv) 26,250 ordinary shares underlying share options held by Mr. Qian which are currently or exercisable within 60 days of April 29, 2014. Fame Gain Investments Limited is 100% owned by Mr. Qian. The registered address for Fame Gain Investments Limited is P.O. Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands. The business address of Mr. Qian is Room 1005, Changxin Building, No. 39 Anding Road, Chaoyang District, Beijing, the People’s Republic of China.

(3)                                                                                 Includes (i) 9,266,198 ordinary shares held by Aprilsky Ltd.; and (ii) 11,250 ordinary shares underlying share options held by Aprilsky Ltd. which are currently exercisable or exercisable within 60 days of April 29, 2014. Aprilsky Ltd. is 100% owned by Cheer Air Holdings Limited. Cheer Air Holdings Limited is 100% owned by Managecorp Limited, the trustee of the Pangu Trust. The Pangu Trust is an irrevocable trust established under the laws of the British Virgin Islands. Ms. Gong is the settlor of the Pangu Trust and Ms. Gong and her family members are the beneficiaries. Aprilsky Ltd.’s registered address is Kingston Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands. The business address for Ms. Gong is 15/F, Anhua Development Building, No. 35 Anding Road, Chaoyang District, Beijing, the People’s Republic of China.

(4)                                                                                Includes (i) 6,781,667 ordinary shares held by Qiming Venture Partners, L.P., (ii) 101,533 ordinary shares held by Qiming Managing Directors Fund, L.P. and (iii) 68,438 ordinary shares underlying share options held by Mr. Gan which are currently exercisable or exercisable within 60 days of April 29, 2014. The general partner of Qiming Venture Partners, L.P. is Qiming GP, L.P., a Cayman Islands exempted limited partnership. The general partner of both Qiming Managing Directors Fund, L.P. and Qiming GP, L.P. is Qiming Corporate GP, Ltd., a Cayman Islands limited company. See also note (7) to this table below. Mr. Gan is a managing director of and participates on the investment committee of Qiming Corporate GP, Ltd. Mr. Gan disclaims beneficial ownership of the ordinary shares owned by Qiming Venture Partners, L.P. and Qiming Managing Directors Fund, L.P. and the ordinary shares underlying the share options. The business address for Mr. Gan is 11400 SE Sixth Street, Suite 100 Bellevue, Washington 98004, USA.

(5)                                                                                Includes (i) 8,926,711 ordinary shares held by Fame Gain and (ii) 1,000,000 restricted American depositary shares held by Fame Gain representing 1,500,000 ordinary shares.

(6)                                                                                 See note (3).

(7)                                                                                 Includes (i) 6,781,667 ordinary shares held by Qiming Venture Partners, L.P., (ii) 101,533 ordinary shares held by Qiming Managing Directors Fund, L.P. and (iii) 68,438 ordinary shares underlying share options held by JP Gan which are currently exercisable or exercisable within 60 days of April 29, 2014.  Qiming Venture Partners, L.P. and Qiming Managing Directors Fund, L.P. are collectively referred to as the Qiming Funds. The general partner of Qiming Venture Partners, L.P. is Qiming GP, L.P., a Cayman Islands exempted limited partnership. The general partner of both Qiming Managing Directors Fund, L.P. and Qiming GP, L.P. is Qiming Corporate GP, Ltd., a Cayman Islands limited company. Voting and investment power of the shares held by the Qiming Funds is exercised by the investment committee of Qiming Corporate GP, Ltd., which consists of Duane Kuang, Gary Rieschel, JP Gan and Robert Headley, each of whom disclaims beneficial ownership of the ordinary shares owned by the Qiming Funds except to the extent of his respective pecuniary interest therein. The registered address of the Qiming Funds, Qiming GP, L.P. and Qiming Corporate GP, Ltd. is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

To our knowledge, we had a total of five record holders in the United States. Citibank, N.A., as the depositary of our ADS facility, holds approximately 36.2% of our total outstanding ordinary shares. The number of beneficial owners of our ADSs in the United States is likely much larger than the number of record holders of our ordinary shares in the United States.

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

Stock Option Grants

See “Item 6. Directors, Senior Management and Employees — Compensation of directors and executive officers.”

Consultant Agreement with Ms. Haiyan Gong

We entered into a consultant agreement with Ms. Haiyan Gong, our founder and non-executive co-chairman of our board of directors, in December 2012.  Under this agreement, Ms. Gong agrees to provide, among other things, certain consultant services for a term of three years and will receive a monthly fee of RMB49,000 approximately.

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

Dividend policy

We paid a cash dividend in the amount of RMB48.2 million (US$8.0 million) in May 2013. In addition, in 2013, our Board of Directors approved an annual dividend policy under which we expect to pay annual dividends with an aggregate amount of up to 60% of the our non-GAAP annual net income. We currently intend to retain 40% of our subsidiaries’ available funds and any future earnings to finance our business and to fund the growth and expansion of our business. Our board of directors has complete discretion as to whether to distribute dividends.

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

The following table provides the high and low trading prices for our ADSs on the NASDAQ Global Select Market for the periods shown.

	Trading Price
	High	Low
	US$	US$
Annual Highs and Lows
2012	7.95	3.60
2013	9.48	4.64

Quarterly Highs and Lows
2012
First Quarter	7.95	5.11
Second Quarter	5.56	3.60
Third Quarter	5.65	3.84
Fourth Quarter	6.68	4.55
2013
First Quarter	6.05	4.64
Second Quarter	5.75	4.88
Third Quarter	9.48	5.22
Fourth Quarter	7.78	5.61

Monthly Highs and Lows
2013	7.78	5.90
October	6.30	5.66
November	6.36	5.61
December
2014
January	7.67	5.85
February	8.26	5.91
March	8.85	6.28
April (through April 29, 2014)	6.99	5.50

B.                                         Plan of Distribution

Not applicable.

C.                                         Markets

Our ADSs, every two ADSs representing three ordinary share have been listed on the NASDAQ Global Select Market since May 11, 2011 under the symbol “ DATE .”

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

People’s Republic of China Taxation

The EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” of China.  Under the implementation regulations for the EIT Law issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.  On April 22 2009, the SAT released the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies , or SAT Circular 82, which sets out the standards and procedures for recognizing the location of the “de facto management bodies” of an enterprise registered outside of the PRC and funded by Chinese enterprises as controlling investors, or a Chinese Funded Enterprise.  Although SAT Circular 82 only applies to offshore enterprises controlled by PRC enterprises, or the Chinese Funded Enterprise, not those controlled by PRC individuals like us, the determining criteria set forth in the SAT Circular 82 may reflect the SAT’s general position on how the “de facto management body” test may be applied in determining the tax resident status of offshore enterprises.  Under SAT Circular 82, a Chinese Funded Enterprise shall be considered a resident enterprise if all of the following applies: (i) a Chinese Funded Enterprise’s major management department and personnel who are responsible for carrying out daily operations are located in the PRC; (ii) the department or the personnel who have the right to decide or approve the Chinese Funded Enterprise’s financial and human resource matters are located in the PRC; (iii) the major assets, account book, company seal and meeting minutes of the Chinese Funded Enterprise are located or stored in the PRC; and (iv) the directors or management personnel holding no less than 50% voting rights of the Chinese Funded Enterprise habitually reside in the PRC.

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

Passive Foreign Investment Company

Based upon the composition of our income and assets and valuation of our assets, including goodwill, we do not believe we were a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2013.  In general, we will be a PFIC for any taxable year in which:

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

Credit Risk

Financial instruments that potentially subject us to significant concentration of credit risk primarily consist of cash and cash equivalents, short-term deposits, accounts receivable and term deposits.  As of December 31, 2011, 2012 and 2013, substantially all of our cash and cash equivalents and short-term deposits were held by banks located in the PRC that we believes are of high-credit ratings and quality. Accounts receivable are typically unsecured and are mainly derived from revenue collected by distribution and collections companies on our behalf in the PRC.  The risk with respect to accounts receivable is mitigated by credit evaluations that we perform on the distribution and collections companies and our ongoing monitoring of outstanding balances.

Foreign Currency Risk

Substantially all our revenues and expenses are denominated in Renminbi, with a portion in U.S. dollars.  Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars.  Such fluctuations will also affect us with respect to the translation of the net proceeds we receive from our initial public offering into Renminbi.  Furthermore, a decline in the value of the Renminbi could reduce the U.S. dollar equivalent of the value of the earnings from, and our investments in, our PRC companies.  Based on the amount of our U.S. dollar denominated cash and cash equivalents as of December 31, 2013, a 10% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB4.7 million (US$0.8 million) of our total amount of cash and cash equivalents.  To the extent we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations or other uses within the PRC, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion.

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

Inflation Risk

In recent years, China has not experienced significant inflation, and therefore inflation has not had a significant effect on our business.  Although we have not in the past been materially affected by any such inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.  For example, certain operating costs and expenses, such as personnel expenses, building leasing expenses, travel expenses and office operating expenses may increase as a result of higher inflation.  We are not able to hedge our exposures to higher inflation in China.  According to the National Bureau of Statistics in China, the change in the Consumer Price Index in China was 5.4%, 2.6% and 2.6% in 2011, 2012 and 2013, respectively.

Interest Rate Risk

Our exposure to the interest rate risk primarily relates to the interest income generated by excess cash invested in short-term deposits and term deposits.  Interest earning instruments carry a degree of interest rate risk.  We have not been exposed nor do we anticipate being exposed to material risks due to changes in market interest rates.  However, our future interest income may fall short of expectations due to changes in market interest rates.  Based on our interest earning instruments during the year ended December 31, 2013, a 10% change in the interest rates would result in an increase or decrease of RMB1.2 million (US$0.2 million) of our total amount of interest income for 2013.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. We received reimbursements in the amount of US$202,990 in 2012. We did not receive any reimbursements in 2013.

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

We received net proceeds of approximately US$65.2 million from our initial public offering. From May 11, 2011, the effective date of our registration statement on Form F-1 for the offering, to December 31, 2013, we used the net proceeds as follows:

•            in 2011, approximately US$4.0 million to pay accrued but unpaid dividends due to the holders of our Series A preferred shares payable upon the completion of our initial public offering, including US$3.0 million to Fame Gain, Qiming Venture Partners, L.P. and Qiming Managing Directors Fund, L.P.;

•            in 2012, approximately US$11.2 million was used for general corporate purposes; and

•            in 2013, approximately US$7.8 million and US$5.4 million was used to pay the special cash dividend announced in May 2013 and for our share repurchases, respectively.

Proceeds from our initial public offering that have yet to be applied have been invested in bank deposits.

Item 15.                                    Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of December 31, 2013, the end of the period covered by this annual report, and has concluded that, as of such date, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934, as amended). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management or our board of directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our interim or annual consolidated financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2013 using criteria established in “Internal Control-Integrated Framework (1992)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2013.

As previously reported in our annual report on Form 20-F for the year ended December 31, 2012, our chief executive officer and our chief financial officer had concluded that, as of December 31, 2012, our disclosure controls and procedures were not effective based on the following reason.

Our management identified one material weakness in our internal control over financial reporting as of December 31, 2012. The material weakness related to the lack of sufficient accounting personnel with appropriate knowledge to perform period-end reporting procedures under U.S. GAAP, to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP.

We have taken additional measures to address the material weakness including:

(1)         our senior vice president of finance and accounting passed the AICPA examinations in May 2013 and obtained his U.S. CPA qualification in the state of New Hampshire in October 2013;

(2)         maintained sufficient resources in the finance and accounting department with relevant U.S. GAAP accounting and SEC reporting experience with better defined roles and responsibilities and adequate succession arrangements during 2013;

(3)         provided structured and regular accounting and financial reporting training, with a focus on relevant U.S. GAAP accounting and SEC reporting subjects, to all members of our finance team, including our senior vice president of finance and accounting and  chief financial officer;

(4)         performed formal assessment and documentation on the significant changes to the existing accounting policies and the selection of new accounting policies for new transactions, updated assessments on critical accounting judgments and estimates for existing and new transactions and updated assessment on applicable disclosure requirements by competent accounting personnel with relevant U.S. GAAP accounting and SEC reporting experience, and reported such assessments and documentation to the audit committee, on a timely basis;

(5)         continued to formalize and implement internal control over financial reporting, including the formalization of policies and procedures on entity-level controls, enhanced effectiveness of period-end closing and financial statements reporting and review for U.S. GAAP financial statements;

(6)         continued to encourage our finance staff to obtain U.S. CPA qualifications and fulfill annual continuing professional education requirements;

(7)         continued to strengthen the internal audit and audit committee functions to enhance the monitoring on the U.S. GAAP accounting and SEC reporting and internal audit processes by increasing the level of interaction among management, audit committee and internal audit and the setting of related key performance indicators for management and internal audit.

We consider that the actions we have taken, as listed above, have helped remedy the material weakness referred to above, and helped strengthen our internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2013.

The effectiveness of our internal control over financial reporting as of December 31, 2013 has been audited by PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, as stated in their report which is included in Item 18 of this Annual Report.

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

Item 16C.  Principal Accountant Fees and Services.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, for the periods indicated. We did not pay any tax related or other fees to our auditors during the periods indicated below.

	Years ended December 31,
	2012	2013
	(In thousands, in RMB)
Audit fees (1)	6,090	5,500
Audit-related fees (2)	—	—
Tax fees (3)	—	—
All other fees (4)	801	—

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

(2)                                 “Audit-related fees” means the aggregate fees for professional services rendered by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services relating to the fees disclosed under “Audit-related fees” primarily include those services relating to our initial public offering and the issuance of comfort letters.

(3)                                 “Tax fees” means the aggregate fees for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning.

(4)                                 “All other fees” comprise fees for all other services provided by our principal auditor, other than those services covered in footnotes (1) to (3) above.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian LLP, including audit services, audit-related services, tax services and other services as described above.  All audit and non-audit services disclosed in the table above were pre-approved by the audit committee or the full board of directors in the event such services were pre-approved prior to the formation of the audit committee.

Item 16D.  Exemptions from the Listing Standards for Audit Committee.

Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

The following tables set forth information about our repurchases made in the fiscal year ended December 31, 2013.

Period	Total Number of ADSs Purchased(1)	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of Publicly Announced Program(1)	Maximum Dollar Value of ADSs that May Yet be Purchased Under Publicly Announced Program(1)
		(US$)		(US$)
January 2013	105,782	5.66	2,110,308	9,323,072
February 2013	57,025	5.56	2,167,333	9,004,628
March 2013	—	—	2,167,333	9,004,628
April 2013	79,900	5.14	2,247,233	8,591,303
May 2013	100,400	5.36	2,347,633	8,048,973
June 2013	62,350	5.22	2,409,983	7,721,543
July 2013	33,936	5.38	2,443,919	7,539,514
August 2013	—	—	2,443,919	7,539,514
September 2013	—	—	2,443,919	7,539,514
October 2013	15,000	6.14	2,458,919	7,446,961
November 2013	296,200	6.04	2,755,119	5,650,566
December 2013	181,000	5.97	2,936,119	4,564,761
	931,593	5.75

(1)                                 All repurchases shown on the table were made pursuant to the share repurchase program that was approved by our board of directors in December 2012, or the 2013 repurchase program. Pursuant to this program, we announced our intention to repurchase up to US$10 million worth of our outstanding ADSs from time to time, depending on market conditions, trading price and other factors, as well as subject to applicable securities laws. In November 2013, our board of directors approved a twelve-month extension of the 2013 repurchase program to repurchase up to an aggregate of the remainder of which was not spent under the 2013 repurchase program. Our board of directors will review this share repurchase program periodically and may authorize the adjustment of its terms and size accordingly.

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

4.5

2007 Share Incentive Plan (as amended and restated on June 15, 2013) (incorporated by reference to Exhibit 4.1 of our registration statement on Form S-8 (File No. 333-184079) filed with the Commission on September 25, 2013).

4.6	Form of Restricted Share Award agreement (incorporated by reference to Exhibit 4.6 of our annual report on Form 20-F (File No. 001-35157) filed with the Commission on April 29, 2013).

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

4.15

English translation of Amended and Restated Agreement of Exclusive Purchase Option Agreement among Haiyan Gong, Xu Liu, Yongqiang Qian, Cheng Li, Fuping Yu, Qingjun Zhu, Shanghai Miyuan and Shanghai Huaqianshu, dated January 25, 2011 (incorporated by reference to Exhibit 10.11 of our registration statement on Form F-1 (File No. 333-173619), as amended, initially filed with the Commission on April 20, 2011).

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

4.24

English translation of Exclusive Purchase Option Agreement among Haiyan Gong, Xu Liu, Yongqiang Qian, Cheng Li, Fuping Yu, Qingjun Zhu, Beijing Miyuan and Xique, dated February 17, 2011 (incorporated by reference to Exhibit 10.20 of our registration statement on Form F-1 (File No. 333-173619), as amended, initially filed with the Commission on April 20, 2011).

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

4.33

English translation of Exclusive Technology License and Service Agreement between Beijing Aizhenxin and Beijing Miyuan, dated August 13, 2013 (incorporated by reference to Exhibit 4.33 of our annual report on Form 20-F (File No. 001-35157) filed with the Commission on April 29, 2013).

4.34

English translation of Exclusive Purchase Option Agreement among Tao Lu, Hui Song, Beijing Miyuan and Beijing Aizhenxin , dated August 13, 2013 (incorporated by reference to Exhibit 4.34 of our annual report on Form 20-F (File No. 001-35157) filed with the Commission on April 29, 2013).

4.35

English translation of Shareholders’ Voting Rights Entrustment Agreement among Beijing Aizhenxin, Beijing Miyuan, Tao Lu, Hui Song and Yu Zhang, dated August 13, 2013 (incorporated by reference to Exhibit 4.35 of our annual report on Form 20-F (File No. 001-35157) filed with the Commission on April 29, 2013).

4.36

English translation of Equity Pledge Agreement among Tao Lu, Hui Song, Yu Zhang and Beijing Miyuan, dated August 13, 2013 (incorporated by reference to Exhibit 4.36 of our annual report on Form 20-F (File No. 001-35157) filed with the Commission on April 29, 2013).

4.37

English translation of Loan Agreement among Tao Lu, Hui Song, Yu Zhang and Beijing Miyuan, dated August 13, 2013 (incorporated by reference to Exhibit 4.36 of our annual report on Form 20-F (File No. 001-35157) filed with the Commission on April 29, 2013).

4.38

English summary of Secondhand Housing Purchase and Sale Contract of Beijing Municipality, dated November 26, 2013 (incorporated by reference to Exhibit 99.1 of our current report on Form 6-K (File No. 001-35157) furnished with the Commission on April 11, 2013).

4.39

English summary of Supplemental Agreement to Secondhand Housing Purchase and Sale Contract of Beijing Municipality (incorporated by reference to Exhibit 99.2 of our current report on Form 6-K (File No. 001-35157) furnished with the Commission on April 11, 2013).

4.40

English translation of Contract for Retaining Special Consultant between Shanghai Huaqianshu and Haiyan Gong, dated December 24, 2013 (incorporated by reference to Exhibit 4.40 of our annual report on Form 20-F (File No. 001-35157) filed with the Commission on April 29, 2013).

4.41*

Consent letter among Haiyan Gong, Xu Liu, Yongqiang Qian, Cheng Li, Fuping Yu, Qingjun Zhu, Beijing Huaqianshu Information Technology Co., td., Beijing Shiji Xique Information Technology Co., Ltd., Shanghai Huaqianshu Information Technology Co., Ltd., Shanghai Shiji Jiayuan Matchmaking Service Center, Beijing Miyuan Information Technology Co., Ltd. and Miyuan (Shanghai) Information Technology Co., Ltd., dated March 1, 2014.

4.42*

English Translation of Amended and Restated Exclusive Technology License and Services Agreement between Shanghai Huaqianshu Information Technology Co., Ltd. and Beijing Miyuan Information Technology Co., Ltd., dated March 1, 2014.

4.43*

English Translation of Amended and Restated Exclusive Technology License and Services Agreement between Shanghai Shiji Jiayuan Matchmaking Service Center and Beijing Miyuan Information Technology Co., Ltd., dated March 1, 2014.

4.44*

English Translation of Amended and Restated Exclusive Technology License and Services Agreement between Beijing Huaqianshu Information Technology Co., Ltd. and Beijing Miyuan Information Technology Co., Ltd., dated March 1, 2014.

4.45*

English Translation of Amended and Restated Exclusive Technology License and Services Agreement between Beijing Shiji Xique Information Technology Co., Ltd. and Beijing Miyuan Information Technology Co., Ltd., dated March 1, 2014.

4.46*

English Translation of Amended and Restated Loan Agreement among Haiyan Gong, Xu Liu, Yongqiang Qian, Cheng Li, Fuping Yu, Qingjun Zhu and Beijing Miyuan Information Technology Co., Ltd., dated March 1, 2014.

4.47*

English Translation of Amended and Restated Shareholders’ Voting Rights Entrustment Agreement among Beijing Miyuan Information Technology Co., Ltd.,  Shanghai Huaqianshu Information Technology Co., Ltd., Haiyan Gong, Xu Liu, Yongqiang Qian, Cheng Li, Fuping Yu and Qingjun Zhu, dated March 1, 2014.

4.48*

English Translation of Amended and Restated Exclusive Purchase Option Agreement among Haiyan Gong, Xu Liu, Yongqiang Qian, Cheng Li, Fuping Yu, Qingjun Zhu, Beijing Miyuan Information Technology Co., Ltd. and Shanghai Huaqianshu Information Technology Co., Ltd., dated March 1, 2014.

4.49*

English Translation of Amended and Restated Equity Pledge Agreement among Haiyan Gong, Xu Liu, Yongqiang Qian, Cheng Li, Fuping Yu and Qingjun Zhu and Beijing Miyuan Information Technology Co., Ltd., dated March 1, 2014.

4.50*

English Translation of Amended and Restated Cooperative Operation Agreement among Beijing Miyuan Information Technology Co., Ltd., Shanghai Huaqianshu Information Technology Co., Ltd. and Shanghai Shiji Jiayuan Matchmaking Service Center, dated March 1, 2014.

4.51*

English Translation of Amended and Restated Loan Agreement among Haiyan Gong, Xu Liu, Yongqiang Qian, Cheng Li, Fuping Yu, Qingjun Zhu and Beijing Miyuan Information Technology Co., Ltd., dated March 1, 2014.

4.52*

English Translation of Amended and Restated Shareholders’ Voting Rights Entrustment Agreement among Beijing Miyuan Information Technology Co., Ltd.,  Beijing Huaqianshu Information Technology Co., Ltd., Haiyan Gong, Xu Liu, Yongqiang Qian, Cheng Li, Fuping Yu and Qingjun Zhu, dated March 1, 2014.

4.53*

English Translation of Amended and Restated Exclusive Purchase Option Agreement among Haiyan Gong, Xu Liu, Yongqiang Qian, Cheng Li, Fuping Yu, Qingjun Zhu, Beijing Miyuan Information Technology Co., Ltd. and Beijing Huaqianshu Information Technology Co., Ltd., dated March 1, 2014.

4.54*

English Translation of Amended and Restated Equity Pledge Agreement among Haiyan Gong, Xu Liu, Yongqiang Qian, Cheng Li, Fuping Yu and Qingjun Zhu and Beijing Miyuan Information Technology Co., Ltd., dated March 1, 2014.

4.55*

English Translation of Amended and Restated Loan Agreement among Haiyan Gong, Xu Liu, Yongqiang Qian, Cheng Li, Fuping Yu, Qingjun Zhu and Beijing Miyuan Information Technology Co., Ltd., dated March 1, 2014.

4.56*

English Translation of Amended and Restated Shareholders’ Voting Rights Entrustment Agreement among Beijing Miyuan Information Technology Co., Ltd.,  Beijing Shiji Xique Information Technology Co., Ltd., Haiyan Gong, Xu Liu, Yongqiang Qian, Cheng Li, Fuping Yu and Qingjun Zhu, dated March 1, 2014.

4.57*

English Translation of Amended and Restated Exclusive Purchase Option Agreement among Haiyan Gong, Xu Liu, Yongqiang Qian, Cheng Li, Fuping Yu, Qingjun Zhu, Beijing Miyuan Information Technology Co., Ltd. and Beijing Shiji Xique Information Technology Co., Ltd., dated March 1, 2014.

4.58*

English Translation of Amended and Restated Equity Pledge Agreement among Haiyan Gong, Xu Liu, Yongqiang Qian, Cheng Li, Fuping Yu and Qingjun Zhu and Beijing Miyuan Information Technology Co., Ltd., dated March 1, 2014.

8.1*	Subsidiaries of the Registrant.

11.1

Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of our registration statement on Form F-1 (File No. 333-173619), as amended, initially filed with the Commission on April 20, 2011).

12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP.

15.2*	Consent of Zhong Lun Law Firm.

Exhibit No.	Description of Exhibit

15.3*	Consent of iResearch Consulting Group

15.4*	Consent of Maples & Calder

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

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

Date:  April 30, 2014

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Jiayuan.com International Ltd.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Jiayuan.com International Ltd. and its subsidiaries (collectively, the “Company”) at December 31, 2012 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting included in Item 15 of this Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which were integrated audits in 2012 and 2013). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China
April 30, 2014

JIAYUAN.COM INTERNATIONAL LTD.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2012 AND 2013

(All amounts in thousands, except share and per share data)

	As of December 31,
	2012	2013	2013
	RMB	RMB	US$
			(Note 3(c))
ASSETS
Current assets:
Cash and cash equivalents	257,709	232,613	38,425
Short-term deposits	233,025	336,299	55,553
Term deposits, current portion	10,000	—	—
Available-for-sale securities	5,047	5,233	864
Accounts receivable, net	40,102	33,987	5,614
Deferred tax assets	2,571	3,628	599
Prepaid expenses and other current assets	44,583	23,695	3,914
Total current assets	593,037	635,455	104,969
Non-current assets:
Prepayments for property and equipment	74,240	—	—
Property and equipment, net	22,431	99,484	16,434
Intangible assets, net	4,569	4,275	706
Goodwill	789	789	130
Total assets	695,066	740,003	122,239

LIABILITIES
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities and VIE’s subsidiary without recourse to the Company of RMB1,166 and RMB5,864 as of December 31, 2012 and 2013, respectively)	1,166	5,864	969
Deferred revenue, current portion (including deferred revenue, current portion of the consolidated variable interest entities and VIE’s subsidiary without recourse to the Company of RMB109,451and RMB125,391 as of December 31, 2012 and 2013, respectively)	109,772	125,391	20,713
Accrued expenses and other current liabilities, current portion (including accrued expenses and other current liabilities, current portion, of the consolidated variable interest entities and VIE’s subsidiary without recourse to the Company of RMB19,749 and RMB34,843 as of December 31, 2012 and 2013, respectively)	23,458	39,615	6,544
Income tax payable (including income tax payable of the consolidated variable interest entities and VIE’s subsidiary without recourse to the Company of RMB11,433 and RMB20,606 as of December 31, 2012 and 2013, respectively)	12,483	22,226	3,671
Total current liabilities	146,879	193,096	31,897
Non-current liabilities:
Deferred revenue, non-current portion (including deferred revenue, non-current portion, of the consolidated variable interest entities and VIE’s subsidiary without recourse to the Company of RMB801 and RMB369 as of December 31, 2012 and 2013, respectively)	801	369	61
Accrued expenses and other current liabilities, non-current portion (including other non-current liabilities of the consolidated variable interest entities and VIE’s subsidiary without recourse to the Company of RMB nil and RMB2,730 as of December 31, 2012 and 2013, respectively)	—	2,730	451
Deferred tax liabilities	—	4,590	758
Total liabilities	147,680	200,785	33,167

Commitments and contingencies (Note 18)

SHAREHOLDERS’ EQUITY
Ordinary shares (US$0.001 par value; 100,000,000 shares authorized as of December 31, 2012 and 2013; 48,130,944 shares issued and outstanding as of December 31, 2012; 49,030,944 shares issued and outstanding as of December 31, 2013)	343	349	58
Additional paid-in capital	536,173	506,458	83,661

Less: Treasury shares (2,748,339 and 4,145,729 shares at December 31, 2012 and 2013, respectively)	(58,003)	(91,100)	(15,049)
Statutory reserves	9,502	9,974	1,648
Retained earnings	63,183	126,367	20,873
Accumulated other comprehensive loss	(3,812)	(12,830)	(2,119)
Total shareholders’ equity	547,386	539,218	89,072

Total liabilities and shareholders’ equity	695,066	740,003	122,239

The accompanying notes are an integral part of these consolidated financial statements.

JIAYUAN.COM INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(All amounts in thousands, except share and per share data)

	For the Year Ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
				(Note 3(c))
Net revenues	331,241	410,803	492,606	81,372
Cost of revenues	(104,814)	(143,685)	(180,521)	(29,819)

Gross profit	226,427	267,118	312,085	51,553
Operating expenses:
Selling and marketing expenses	(110,521)	(143,376)	(183,619)	(30,332)
General and administrative expenses	(64,310)	(54,367)	(52,565)	(8,683)
Research and development expenses	(11,796)	(17,587)	(21,918)	(3,621)
Total operating expenses	(186,627)	(215,330)	(258,102)	(42,636)
Operating income	39,800	51,788	53,983	8,917
Interest income	5,077	13,323	11,687	1,931
Foreign currency exchange income/(loss) , net	8,911	(1,845)	1,935	320
Other income, net	1,562	4,898	9,104	1,504
Income before income tax	55,350	68,164	76,709	12,672
Income tax expenses	(18,107)	(9,227)	(13,053)	(2,156)
Net income	37,243	58,937	63,656	10,516
Accretion of redeemable convertible preferred shares	(3,222)	—	—	—
Income allocated to participating preferred shareholders	(12,681)	—	—	—
Net income attributable to ordinary shareholders	21,340	58,937	63,656	10,516

Net income	37,243	58,937	63,656	10,516
Other comprehensive loss:
Foreign currency translation adjustments, net of tax of RMB nil	(11,452)	(772)	(9,018)	(1,490)
Comprehensive income	25,791	58,165	54,638	9,026

Net income per share:
Basic	0.54	1.27	1.42	0.23
Diluted	0.50	1.23	1.39	0.23
Weighted average shares used in calculating net income per share, basic	39,647,790	46,297,314	44,910,676	44,910,676
Weighted average shares used in calculating net income per share, diluted	42,384,833	47,743,098	45,827,922	45,827,922

Net income per ADS :
Basic	0.81	1.91	2.13	0.35
Diluted	0.76	1.85	2.08	0.34
Weighted average shares used in calculating net income per ADS, basic	26,431,860	30,864,876	29,940,450	29,940,450
Weighted average shares used in calculating net income per ADS, diluted	28,256,555	31,828,732	30,551,948	30,551,948

The accompanying notes are an integral part of these consolidated financial statements.

JIAYUAN.COM INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(All amounts in thousands, except share data)

							Accumulated
	Outstanding ordinary		Additional			(Accumulated	other	Total
	shares		paid-in	Treasury	Statutory	deficit)/retained	comprehensive	Shareholders’
	Shares	Amount	capital	shares	reserves	earnings	income/(loss)	(deficit)/equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2010	27,272,727	210	—	—	392	(23,887)	8,412	(14,873)

Net income	—	—	—	—	—	37,243	—	37,243
Issuance of ordinary shares upon initial public offering (“IPO”)	10,050,000	66	424,864	—	—	—	—	424,930
Issuance of ordinary shares upon exercise of options	164,841	1	1,146	—	—	—	—	1,147
Issuance of ordinary shares to depository for future exercise of options	435,159	—	—	—	—	—	—	—
Accretion of Series A redeemable convertible preferred shares	—	—	(3,222)	—	—	—	—	(3,222)
Conversion of Series A redeemable convertible preferred shares into ordinary shares upon IPO	9,566,667	62	95,084	—	—	—	—	95,146
Dividend distribution to Series A redeemable convertible preferred shareholders	—	—	(25,944)	—	—	—	—	(25,944)
Share-based compensation	—	—	30,542	—	—	—	—	30,542
Appropriation to statutory reserves	—	—	—	—	5,400	(5,400)	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	(11,452)	(11,452)

Balance as of December 31, 2011	47,489,394	339	522,470	—	5,792	7,956	(3,040)	533,517

Net income	—	—	—	—	—	58,937	—	58,937
Issuance of ordinary shares upon exercise of options	913,801	6	6,037	—	—	—	—	6,043
Use of ordinary shares under depository for exercise of options	(13,801)	—	—	—	—	—	—	—
Share-based compensation	—	—	13,363	—	—	—	—	13,363
Appropriation to statutory reserves	—	—	—	—	3,710	(3,710)	—	—
Repurchase of ordinary shares	—	—	—	(63,702)	—	—	—	(63,702)
Cancellation of treasury shares	(258,450)	(2)	(5,697)	5,699	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	(772)	(772)

Balance as of December 31, 2012	48,130,944	343	536,173	(58,003)	9,502	63,183	(3,812)	547,386

Net income	—	—	—	—	—	63,656	—	63,656
Issuance of ordinary shares upon exercise of options	981,992	6	8,103	—	—	—	—	8,109
Use of ordinary shares under depository for exercise of options	(81,992)	—	—	—	—	—	—	—
Share-based compensation	—	—	10,428	—	—	—	—	10,428
Appropriation to statutory reserves	—	—	—	—	472	(472)	—	—
Repurchase of ordinary shares	—	—	—	(33,097)	—	—	—	(33,097)
Dividend distribution to shareholders	—	—	(48,246)	—	—	—	—	(48,246)
Foreign currency translation adjustments	—	—	—	—	—	—	(9,018)	(9,018)
Balance as of December 31, 2013	49,030,944	349	506,458	(91,100)	9,974	126,367	(12,830)	539,218

The accompanying notes are an integral part of these consolidated financial statements.

JIAYUAN.COM INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands)

	For the Year ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
				(Note 3(c))
Cash flows from operating activities
Net income	37,243	58,937	63,656	10,516
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	9,830	13,406	16,175	2,673
Share-based compensation	30,542	13,363	10,428	1,723
Foreign currency exchange (income)/loss, net	(8,911)	1,845	(1,935)	(320)
Deferred taxation	(1,814)	474	3,533	584
Loss from disposal of property, plant and equipment	—	786	5	1
Dividend income from available-for-sale securities	—	(47)	(186)	(31)
Changes in operating assets and liabilities:
Accounts receivable, net	(10,663)	(23,808)	6,115	1,010
Amounts due from a related party	1,000	—	—	—
Prepaid expenses and other current assets	(6,948)	(31,656)	20,901	3,453
Deferred revenue	23,221	32,026	15,187	2,509
Accounts payable	(1,194)	59	4,458	736
Amounts due to a related party	(993)	—	—	—
Accrued expenses and other current liabilities	15,909	(5,359)	18,887	3,120
Income tax payable	(327)	(2,341)	9,743	1,609
Net cash provided by operating activities	86,895	57,685	166,967	27,583

Cash flows from investing activities
Placement of short-term deposits	(404,500)	(233,025)	(326,299)	(53,901)
Placement of term deposits	(10,000)	—	—	—
Maturity of short-term deposits	116,000	404,500	233,025	38,493
Purchase of property, plant and equipment	(22,400)	(83,072)	(18,168)	(3,001)
Purchase of intangible assets	—	—	(305)	(50)
Consideration paid for a business combination	—	(4,500)	—	—
Proceeds from disposal of property, plant and equipment	—	57	—	—
Purchase of available-for-sale securities	—	(5,000)	—	—
Net cash (used in)/provided by investing activities	(320,900)	78,960	(111,747)	(18,459)

Cash flows from financing activities
Issuance of ordinary shares	424,930	—	—	—
Issuance of ordinary shares upon exercise of share options, net of issuance cost	1,147	6,043	8,109	1,340
Payment of dividend to ordinary shareholders	—	—	(48,246)	(7,970)
Payment of dividend to Series A redeemable convertible preferred shareholders	(25,944)	—	—	—
Repurchase of ordinary shares	—	(63,702)	(33,097)	(5,467)
Net cash provided by/(used in) financing activities	400,133	(57,659)	(73,234)	(12,097)

Effect of exchange rate changes on cash and cash equivalents	(4,176)	(2,617)	(7,082)	(1,172)
Net increase/(decrease) in cash and cash equivalents	161,952	76,369	(25,096)	(4,145)
Cash and cash equivalents at beginning of year	19,388	181,340	257,709	42,570
Cash and cash equivalents at end of year	181,340	257,709	232,613	38,425

Supplemental disclosure of cash flow information
Income tax paid	(20,248)	(11,094)	(1,115)	(184)

The accompanying notes are an integral part of these consolidated financial statements.

JIAYUAN.COM INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data, unless otherwise stated)

1.                                 Principal Activities and Organization

a)                                 Principal activities

Jiayuan.com International Ltd. (“Jiayuan”, or the “Company”), through its subsidiaries, its variable interest entities (“VIEs”), and VIE’s subsidiary (collectively, the “Group”), is principally engaged in operating online dating services in the People’s Republic of China (the “PRC” or “China”) through its online dating platforms which can be accessed through the jiayuan.com, izhenxin.com, juedui100.com, imdali.com and qiuai.com websites, wireless application protocol (“WAP”) browsers and wireless applications. The Group also hosts events and performs personalized matchmaking services to help individuals find suitable partners.

b)                                 Organization

The Company was incorporated in the Cayman Islands on September 29, 2010.

Prior to February 2007, the Group’s business was operated through its PRC domestic company, Shanghai Huaqianshu Information Technology Co., Ltd. (“Shanghai HQS”), which was directly or indirectly, owned or controlled by Ms. Haiyan Gong, Mr. Yongqiang Qian, Mr. Xu Liu, and Ms. Jing Yang (the “Founding Shareholders”).

In February 2007, the Founding Shareholders undertook a reorganization (the “Reorganization”) and established Harper Capital Inc., an investment holding company under the laws of the British Virgin Islands (the “BVI Company”). Subsequently, in May 2007, the BVI Company established Miyuan (Shanghai) Information Technology Co., Ltd. (“Shanghai Miyuan”) as a wholly-owned foreign enterprise in the PRC. The Reorganization was necessary to comply with PRC laws and regulations which prohibit or restrict foreign ownership of companies that provide Internet content services in the PRC where licenses are required.

By entering into a series of agreements among the Founding Shareholders, Shanghai HQS, Beijing Huaqianshu Information Technology Co., Ltd. (“Beijing HQS”), Beijing Shiji Xique Information Technology Co., Ltd. (“Xique”), and Shanghai Miyuan  Shanghai HQS, Beijing HQS and Xique became variable interest entities (“VIEs”) of Shanghai Miyuan and consequently, Shanghai Miyuan became the primary beneficiary of Shanghai HQS, Beijing HQS and Xique (see Note 2).

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

On August 13, 2012, Beijing Miyuan Information Technology Co. Ltd. (Beijing Miyuan) entered into a series of contractual arrangements with Beijing Aizhenxin Information Technology Co., Ltd. (“Beijing Aizhenxi “), an entity incorporated in the PRC, and its shareholders to acquire effective control over Beijing Aizhenxin. As a result, Beijing Aizhenxin became a VIE of Beijing Miyuan. Beijing Miyuan became the primary beneficiary of Beijing Aizhenxin (see Note 2).

As of December 31, 2013, the Company’s subsidiaries, VIEs and VIE’s subsidiary included the following entities:

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

2.                                 Variable Interest Entities

To comply with PRC laws and regulations that prohibit or restrict foreign ownership of companies that provide internet content services in the PRC, the Company provides its services through Shanghai HQS, Beijing HQS, Xique and Beijing Aizhenxin which hold the licenses and approvals to provide internet content services in the PRC. The Company also provides certain matchmaking services through Jiayuan Shanghai Center which holds the licenses and approvals to provide matchmaking services in Shanghai, PRC. The Company obtained substantial ability to control Shanghai HQS and its subsidiary, Jiayuan Shanghai Center, through a series of contractual agreements entered into among Shanghai Miyuan, Shanghai HQS, Jiayuan Shanghai Center and the legal shareholders of Shanghai HQS. The Company also obtained substantial ability to control Beijing HQS, Xique and Aizhenxin through a series of contractual agreements entered into between Beijing Miyuan, Beijing HQS, Xique, Beijing Aizhenxin and their respective legal shareholders.

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

The following is a summary of the contractual agreements entered into between Shanghai Miyuan, Shanghai HQS and its legal shareholders and Jiayuan Shanghai Center. Unless otherwise stated, the contractual agreements entered into between Beijing Miyuan, Beijing HQS, Xique, Beijing Aizhenxin and their respective legal shareholders contain substantially similar terms as the contractual arrangements entered into between Shanghai Miyuan, Shanghai HQS and its respective shareholders (Note 2(a)).

(a)                             Contractual arrangements among Shanghai Miyuan, Beijing Miyuan and their respective VIEs and shareholders

Exclusive technology license and service agreements

Under the exclusive technology license and service agreement entered into between Shanghai Miyuan and Shanghai HQS, Shanghai Miyuan has the exclusive right to provide to Shanghai HQS services including software and hardware licenses, technology support, technology consulting services and other services related to the business operations of Shanghai HQS. As consideration for such services, Shanghai HQS agrees to pay Shanghai Miyuan service fees equal to a certain percentage of their annual revenues as agreed by the parties from time to time. This agreement will expire on the tenth anniversary of the agreement signing date, and except by mutual agreement upon early termination by both parties in writing, the terms will be automatically extended for ten years.

Loan agreements

Pursuant to the loan agreement entered into between Shanghai Miyuan and the shareholders of Shanghai HQS, Shanghai Miyuan granted an interest-free loan of US$1,200 to the shareholders of Shanghai HQS, which shall only be used for Shanghai HQS’ working capital. The loan is repayable on demand. If Shanghai HQS’ shareholders intend to voluntarily repay the loan in whole or in part, Shanghai Miyuan or its designee may acquire a proportionate amount of the equity interests of Shanghai HQS from Shanghai HQS’ shareholders for a purchase price equal to the principal amount of the repaid loan. The loan has been eliminated upon the consolidation of Shanghai HQS.

On February 17, 2011, Beijing Miyuan and the legal shareholders of Beijing HQS and Xique signed loan agreements with substantially similar terms as stated above. The total amount of loans granted to the legal shareholders of Beijing HQS and Xique was RMB1,000 for each entity. On May 6, 2011, pursuant to the assignment agreement entered into between Beijing Miyuan, Shanghai Miyuan, Beijing HQS, Xique and their respective legal shareholders, the rights and obligations under the contractual agreements by Beijing Miyuan were transferred to Shanghai Miyuan.

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

Under the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs, and can have assets transferred freely out of the VIEs without any restrictions. Therefore the Company considers that there is no asset of a consolidated VIE that can be used only to settle obligations of the VIE, except for the registered capital of the VIEs amounting to a total of RMB32,500 as of December 31, 2013. As all the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIEs.

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

In determining whether the Company or its subsidiaries are the primary beneficiary of the VIEs, the Company considered whether it has the power to direct activities that are significant to Shanghai HQS, Beijing HQS, Xique, Beijing Aizhenxin and Jiayuan Shanghai Center’s economic performance, including the power to appoint senior management, right to direct company strategy, power to approve capital expenditure budgets, and power to establish and manage ordinary business operation procedures and internal regulations and systems.

There are no entities where the Company has a variable interest but is not the primary beneficiary.

b)                                 Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of the assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include the useful lives of property and equipment and intangible assets, impairment assessments for property and equipment, intangible assets and goodwill, allowance for doubtful accounts, valuation allowance of deferred tax assets, relative values of revenue elements of service packages and customer loyalty points, estimation of payments collected by wireless value-added services (“WVAS”) partners and determination of share-based compensation expenses. In addition, the Group uses assumptions in the valuation model to estimate the fair value of share options granted and modified and Series A Preferred Shares issued. The Group bases its estimates of the carrying value of certain assets and liabilities on the historical experience and on other various factors that it believes to be reasonable under the circumstances, when the carrying values are not readily available from other sources.

c)                                  Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive income and consolidated statements of cash flows from Renminbi (“RMB”) into United States dollars (“US$”) as of and for the year ended December 31, 2013 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.0537, representing the rate as certified by the H.10 weekly statistical release of Federal Reserve Board on December 31, 2013. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2013, or at any other rate.

d)                                 Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits and highly liquid investments placed with banks, which have original maturities of three months or less and are readily convertible to known amounts of cash.

e)                                  Term deposits

Term deposits represent time deposits placed with banks. Deposits with original maturities of one year or less are reported as current assets while deposits with original maturities of more than one year are reported as non-current assets. Interest earned is recorded as interest income in the consolidated statements of comprehensive income during the periods presented.

f)                                   Available-for-sale securities

Investments in financial instruments with variable interest rates indexed to the performance of underlying assets are classified as available-for-sale securities. Available-for-sale securities are measured at fair value at the date of initial recognition and subsequently carried at fair value. To estimate fair value, the Group refers to the quoted rate of return provided by banks at the end of each reporting period. Changes in fair value are reflected in the consolidated statement of comprehensive income. Dividend and realized gains and losses upon sale of the available-for-sale securities are recognized as other income.

g)                                 Accounts receivable and allowance for doubtful accounts

Accounts receivable mainly represents the amounts due from WVAS partners with whom the Group has entered into agreements for users to purchase the services of the Group. An allowance for doubtful debts is provided based on an ageing analysis of accounts receivable balances, historical bad debt rates, repayment patterns and credit analysis. The Group also makes a specific allowance if there is evidence showing that the receivable is likely to be irrecoverable, and assesses the probability of recovery on an annual basis. Accounts receivable in the consolidated balance sheet were stated net of such provisions. The allowance for doubtful accounts was RMBnil, RMB110 and RMBnil for the year ended December 31, 2011, 2012 and 2013, respectively.

h)                                 Property and equipment

Property and equipment is stated at cost less accumulated depreciation and impairment. Depreciation is provided on a straight-line basis over the following estimated useful lives:

Estimated useful lives
Office building	30 years
Office building improvements	10 years
Computer and software	3 years
Furniture, fixture and other equipment	3 years
Motor vehicles	4 years
Leasehold improvements	Shorter of lease term or estimated useful lives of assets

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

In accordance with FASB guidance for goodwill and other intangible assets, goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Group completes a two-step goodwill impairment test at each year end date. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value reporting unit over the amount assigned to the assets and liabilities. This allocation process is only performed for the purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value over the implied fair value of goodwill.

The Group did not incur any impairment loss on goodwill during any of the periods presented.

j)                                    Intangible assets

Intangible assets consist of acquired intangible assets with finite lives as a result of the Group’s business combination (Note 9) and the acquired domain names, and are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the following estimated useful lives of the intangible assets:

Estimated useful lives
Trademarks and domain names	10 years
Customer relationships	5 years
Source code	10 years

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

Revenues presented in the consolidated statement of comprehensive income include revenues from online services, personalized matchmaking services (formerly reported as “VIP services”), and events and other services.

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

The Group has adopted two primary fee models for the online services: a pay-per-use model and a periodic subscription model. Online services offered under the pay-per-use model include improved search rankings for the duration of one day, message sending or receiving and sending virtual gifts. As the Group provides these services within a short period of time, revenue is recognized when the virtual currencies are used and services are rendered. If the communication patterns of the users change, the timing of the Group’s revenue recognition for these services may be impacted and revenue may be deferred and recognized over a longer period. The Group’s virtual currencies purchased by users that have yet to be used are initially recorded as deferred revenue.

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

The Group’s virtual currencies can be purchased through the Group’s online platform, where the payment is collected through online payment platforms, or through the Group’s WVAS partners. The Group’s WVAS partners offer a payment method by charging services to the customer’s telephone bills, collecting payment from the users and remitting the cash to the Group after payment is collected. Due to the time lag between when the services are rendered and billing statements are provided by the WVAS partners, revenues from the Group’s virtual currencies sold through such channel is estimated based on the Group’s internal billing records and billing confirmations with the WVAS partners. The Group adjusts its revenue recognition for prior periods’ confirmation rates and prior periods’ discrepancies between internally estimated revenues and actual revenues confirmed by the WVAS partners. There were no significant difference between the Group’s estimates and the WVAS partners’ billing statements for all the periods presented.

Revenue from virtual currencies sold through the WVAS partners are recognized on a gross basis as the Group is considered the primary obligor in the arrangements. The Group is also responsible for designing, developing and implementing the online services, and bears credit risks associated with uncollectible fees. In addition, the Group determines the price and the WVAS partners earn only a fixed percentage of commission fees. The amounts attributed to the WVAS partners are determined pursuant to the arrangements between the Group and the WVAS partners, and are recognized as costs of revenues. Commission fees paid to the Group’s WVAS partners amounted to RMB24,970, RMB49,923 and RMB61,881 for the years ended December 31, 2011, 2012 and 2013, respectively.

Personalized matchmaking services revenue

The Group provides personalized matchmaking services to individual users, which generally consist of unlimited access to certain online services, tickets to a number of events, personalized communications, provision of detailed background checks, dating and relationship consultation and advice and search services provided by the Group’s customer service representatives in a specified contractual period. The Group provides various personalized matchmaking services throughout the contract period on an as-needed basis. When the Group enters into a personalized matchmaking service contract with an individual user, the Group is unable to determine or estimate the volume of each separate service to be provided to the particular user. Different types of services under such personalized bundled contracts are to be provided gradually over the contract period, and as such, the Group accounts for the personalized matchmaking services as a single unit of accounting on a contract basis. In 2013, the Group entered into business arrangements with matchmaking service agencies for providing personalized matchmaking services in second-tier cities in the PRC. The Group grants matchmaking service agencies limited rights to use the Group’s brand, trademark and certain resources under the direction of the Group in accordance with the agency agreements. The Group collects upfront payments from the users and remits the commission fees to the matchmaking service agencies at the pre-determined rates pursuant to the agreements between the Group and the matchmaking service agencies. The Group is responsible for the determination of the service scope and price, and the signing of the service agreements and the collection of service fees from customers directly. Revenue from users sold through matchmaking service agencies are recognized on a gross basis as the Group is considered the primary obligor in the service arrangements.

Payments for personalized matchmaking services are collected upfront and initially recorded as deferred revenue, and revenue is recognized ratably over the contract service period. In addition, there are training fees charged upfront to the matchmaking service agencies, which are recognized as revenue when the training services are rendered.

Contracts for personalized matchmaking services may be terminated at any time at the user’s sole discretion during the contractual period. It is the Group’s policy to refund 80% of the contract payment to the user only if termination takes place within the initial seven days. The Group recognizes all deferred revenue remaining, after deducting the cash refund, if any, from the contract at the time of termination.

Events and other services revenue

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

Other services revenue mainly represents revenues from online advertising. Revenue from online advertising is principally derived from advertising arrangements that allow advertisers to place advertisements on particular areas of the Group’s websites, in particular formats and over a particular period of time. The Group enters into advertising contracts which are signed to establish the fixed price for the advertising arrangements to be provided, and payment is collected upfront and initially recognized as deferred revenue. Revenues from advertising-related arrangements are recognized on a straight-line basis over the contractual period.

m)                             Customer loyalty program

Registered users earned loyalty points based on their activities on the Group’s platform and/or purchase of online services, which could be used to redeem online services once a minimum number of points had been accumulated. The Group considered loyalty points awarded for the purchase of online services to be part of its revenue generating activities, and such arrangements were considered to have multiple elements. Under the applicable guidance, total consideration was allocated to the purchased services and loyalty points based on the relative selling price of the purchased services and redeemable services. In determining the best estimated selling price of each loyalty point, the Group considered the selling price of the underlying services if they were not redeemed using loyalty points and the average number of loyalty points needed to redeem each type of service. Consideration allocated to the loyalty points was initially recorded as deferred revenue, and revenue was recognized when the points were redeemed and services were rendered. In 2013, the Group suspended the customer loyalty program. All the loyalty points expired in 2013 and the Group recognized the deferred revenue accordingly.

For the years ended December 31, 2011, 2012 and 2013, revenue recognized from loyalty points amounted to RMB358, RMBnil and RMB4,917, respectively. Deferred revenue balance in relation to the customer loyalty program amounted to RMB4,917 and RMBnil as of December 31, 2012 and 2013, respectively.

n)                                 Cost of revenues

Cost of revenues primarily consists of commission fees paid to the WVAS partners for money collection, salaries and wages, network costs, depreciation of property and equipment, rental expenses of premises and facilities and commission fees paid to personalized matchmaking service agencies.

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

The Company also granted share options with performance conditions that vested entirely upon the Company’s IPO. Under the applicable guidance, recognition of the fair value of performance condition awards was assessed based on whether the parties can control the performance outcome. If the performance condition of the awards is not within the parties’ control, no cost would be recognized until the grantor believes it is probable the performance condition will be achieved. Accordingly, the fair value of the awards which vested entirely upon the Company’s IPO was recognized upon the completion of the IPO.

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

Deferred income taxes are determined based on the differences between the financial reporting and tax basis of assets and liabilities and are measured using the currently enacted tax rates and laws. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of comprehensive income in the period that includes the enactment date. A valuation allowance is provided to reduce the carrying amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized.

The PRC tax regulations impose a 10% withholding income tax for dividends distributed by foreign invested enterprises to their immediate holding companies outside the PRC. A lower withholding tax rate will be applied if there is a tax treaty arrangement between mainland China and the jurisdiction of the foreign holding company. A holding company in Hong Kong, for example, will be subject to a 5% withholding tax rate under the Arrangement Between the PRC and Hong Kong on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital if such holding company is considered a non-PRC resident enterprise and holds at least 25% of the equity interests in the PRC foreign invested enterprise distributing the dividends, subject to approval of the PRC local tax authority. However, if the Hong Kong holding company is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividend will remain subject to a withholding tax rate of 10%.

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statement of comprehensive income. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2011, 2012 and 2013. As of December 31, 2013, the Group did not have any significant unrecognized uncertain tax positions.

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

The Group recorded employee benefit expenses of RMB11,667, RMB14,005 and RMB17,568 for the years ended December 31, 2011 and 2012 and 2013, respectively.

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

In addition, in accordance with the China Company Laws, the VIEs of the Company registered as a PRC domestic company must make appropriations from its after-tax profit as determined under the PRC GAAP to non-distributable reserve funds including a statutory surplus fund and a discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the discretion of the company.

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

For the years ended December 31, 2011, 2012 and 2013, RMB5,400, RMB3,710 and RMB472 were appropriated to the statutory reserves, respectively.

t)                                    Research and development costs

Research and development costs include expenses incurred by the Company to develop, maintain and manage the Company’s platforms. These expenses are mainly comprised of salaries, employee benefits and other headcount-related costs associated with the research and development department. The Company expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair and maintenance of the existing platforms. Costs incurred in the development phase are capitalized and amortized over the estimated product life.

During the periods presented, the amount of costs qualifying for capitalization was not significant and as a result, the Group expensed all research and development costs as incurred.

u)                                 Advertising expenses

Advertising expenses, which generally reflect the cost of promotions to create or stimulate a positive image of the Group or a desire to obtain the Group’s services, are expensed as incurred. Advertising costs included in selling and marketing expense were RMB76,704, RMB69,966 and RMB71,498 for the years ended December 31, 2011, 2012 and 2013, respectively.

v)              Operating lease

Leases where substantially all the risks and rewards of ownership of the assets remain with the lessor are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of comprehensive income on a straight line basis over the lease periods.

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

x)              Foreign currency translation

The Group uses the RMB as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in the British Virgin Islands and Hong Kong is the US$, while the functional currency of the Group’s other subsidiaries, VIEs and VIE’s subsidiary incorporated and operated in the PRC is the RMB.

In the consolidated financial statements, the financial information of the Company and its subsidiaries which use US$ as their functional currency, has been translated into RMB. Assets and liabilities are translated from each subsidiary’s functional currency at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average rate for the year. Gains and losses resulting from foreign currency translation to reporting currency are recorded in accumulated other comprehensive income in the consolidated statements of comprehensive income for the years presented.

y)              Net income per share and per American Depository Share (“ADS”)

Basic net income per share is computed by dividing net income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Diluted net income per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of non-vested restricted shares and shares issuable upon the exercise of stock options (using the treasury stock method) and the conversion of the Series A Preferred Shares (using the if-converted method) before the conversion into ordinary shares. Ordinary equivalent shares are not included in the denominator of the diluted net income per share calculation when inclusion of such shares would be anti-dilutive.

Basic and diluted net income per ADS is computed based on net income attributable to ordinary shareholders and the corresponding basic and diluted number of ADSs, assuming that, during each period presented, every two ADSs represent three ordinary shares of the Company.

z)               Comprehensive income

Comprehensive income is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding those resulting from investments by shareholders and distributions to shareholders. Accumulated other comprehensive income, as presented on the accompanying consolidated balance sheets, consists of the accumulated foreign currency translation adjustments.

aa)       Recent accounting pronouncements

In March 2013, the FASB issued guidance on “Foreign Currency Matters, Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity.” The amendments clarify the applicable guidance for the de-recognition of all or a portion of a cumulative translation adjustment when an entity ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity or when other changes stipulated occur and involve a foreign entity. The amendments are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The Group is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In July 2013, the FASB issued guidance on “Income Taxes - Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” The amendments clarify that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such a purpose, then under this exception the unrecognized tax benefit is to be presented in the financial statements as a liability and should not be combined with (netted with) the deferred tax asset(s). The assessment of whether a deferred tax asset is “available” is based on the unrecognized tax benefit and deferred tax asset amounts that exist at the reporting date and should be made presuming disallowance of the tax position at the reporting date. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The Group is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

4.               Concentration, Credit and Other Risks

a)              PRC Regulations

The PRC market in which the Group operates poses certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Group to conduct online services through contractual arrangements in the PRC since the industry remains highly regulated. The Group conducts all of its operations in China through its VIEs and VIE’s subsidiary, which the Group consolidates as a result of a series of contractual arrangements enacted among Shanghai Miyuan, the VIEs and their legal shareholders, and Beijing Miyuan, the VIE and its legal shareholders. The Group believes that the contractual arrangements among Shanghai Miyuan, the VIEs and their legal shareholders, and Beijing Miyuan, the VIE and its legal shareholders are in compliance with PRC law and are legally enforceable. If the VIEs or their legal shareholders fail to perform their obligations under the contractual arrangements or any dispute relating to these contracts remains unresolved, the Group will have to enforce its rights under these contracts through the operations of PRC law and courts. However, uncertainties in the PRC legal system could limit the Group’s ability to enforce these contractual arrangements. In particular, the interpretation and enforcement of these laws, rules and regulations involve uncertainties. If the Group had direct ownership of the VIEs, it would be able to exercise its rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could effect changes at the management level, subject to any applicable fiduciary obligations. However, under the current contractual arrangements, the Group relies on the VIEs and their legal shareholders’ performance of their contractual obligations to exercise effective control. In addition, the exclusive technology licenses and service agreements with the VIEs and VIE’s subsidiary, which first expire on the tenth anniversary of the agreement signing date, is subject to subsidiaries’ unilateral termination right. In general, neither the VIEs nor their legal shareholders may terminate the contracts prior to the expiration date.

Although the PRC has, since 1978, implemented a wide range of market-oriented economic reforms, continued reforms and progress towards a full market-oriented economy are uncertain. In addition, the telecommunications, information and media industries remain highly regulated. Restrictions are currently in place and are unclear with respect to which segments of these industries foreign owned entities, like the Company, may operate. The PRC government may issue from time to time new laws or new interpretations on existing laws to regulate areas such as telecommunications, information and media, some of which are not published on a timely basis or may have retroactive effect. Administrative and court proceedings in China may also be protracted, resulting in substantial costs and diversion of resources and management attention. Consequently, such uncertainties may limit the Group’s ability to enforce its contractual arrangements with the VIEs. Although the Group believes the contractual arrangements are in compliance with current PRC regulations, there can be no assurance that the PRC government would agree that these contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws, rules and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws, rules and regulations. Such uncertainties on the compliance with PRC laws of the contractual arrangements may adversely affect the Group’s ability to consolidate the VIEs. Regulatory risk also encompasses the interpretation by the tax authorities of current tax laws, and the Group’s legal structure and scope of operations in the PRC, which could be subject to further restrictions resulting in limitations on the Group’s ability to conduct business in the PRC.

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

The following combined financial information of the Group’s VIEs and VIE’s subsidiary, as applicable, were included in the accompanying consolidated financial statements of the Group:

	As of December 31,
	2012	2013
	RMB	RMB

Total assets	386,744	501,281
Total liabilities	270,071	312,572
Payable to third parties	142,600	189,803
Payable to Group entities	127,471	122,769

	For the year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB

Net revenue	332,010	411,084	492,799
Net income	21,808	23,038	61,608
Inter-company service fees paid/payable	11,000	43,446	9,278

	For the year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB

Net cash provided by operating activities	86,287	54,966	151,318
Net cash used in investing activities	(20,267)	(67,544)	(87,916)
Effect of exchange rate changes on cash and cash equivalents	(2)	(11)	(180)
Net increase/(decrease) in cash and cash equivalents	66,018	(12,589)	63,222

The total assets of the consolidated VIEs and VIE’s subsidiary were mainly comprised of cash and cash equivalents, short-term deposits, accounts receivable, prepayments and other current assets, property and equipment, intangible assets and goodwill. The total liabilities of the consolidated VIEs and VIE’s subsidiary were mainly comprised of deferred revenue and accrued expenses and other current liabilities.

The revenue-producing assets of VIEs mainly include property and equipment, intangible assets and goodwill. There were also unrecognized revenue-producing assets including intellectual property such as patents and licenses, and self-developed software which were expensed as incurred as the amounts were not significant. The carrying values of property and equipment, intangible assets and goodwill of VIEs as of December 31, 2012 and 2013 were as follows:

	As of December 31,
	2012	2013
	RMB	RMB

Property and equipment, net	22,046	99,296
Intangible assets, net	4,569	4,275
Goodwill	789	789

All of the Group’s revenues for the periods presented were contributed by the VIEs and VIE’s subsidiary.

b)              Concentration of credit risks

Financial instruments that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, short-term deposits, available-for-sale securities, accounts receivable and term deposits. As of December 31, 2012 and 2013, the Group’s cash and cash equivalents, short-term deposits and term deposits were held by financial institutions located in the PRC and Hong Kong that management believes are of high-credit ratings and quality. Available-for-sale securities were placed with a financial institution and have original maturities of one month. Accordingly, management determined that the Group’s available-for-sale securities are exposed to minimal credit risks. Accounts receivable are typically unsecured and are mainly derived from revenues collected by WVAS partners on behalf of the Group in the PRC. The risk with respect to accounts receivable is mitigated by regular credit evaluations that the Group performs on the WVAS partners and its ongoing monitoring of outstanding balances.

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

5.               Fair Value Measurements

The Group’s financial instruments include cash equivalents, short-term deposits, available-for-sale securities, accounts receivables, current portion of term deposits, prepaid expenses and other current assets, non-current prepayment for property and equipment, accounts payable, current deferred revenue, accrued expenses and other current liabilities and non-current deferred revenue. The carrying value of the Company’s short-term financial instruments approximates their fair value because of their short maturities. The carrying value of the non-current deferred revenue approximates its fair value because the change in fair value after considering discount rate is considered immaterial.

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

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy:

		Fair value measurements at reporting date using
		Quoted prices in
	Total fair value	active market	Significant other	Significant
	and carrying value	for identical	observable	unobservable
	on balance sheet	assets (Level 1)	inputs (Level 2)	inputs (Level 3)
	RMB	RMB	RMB	RMB
As of December 31, 2012
Cash equivalents	257,549	—	257,549	—
Short-term deposits	233,025	—	233,025	—
Term deposits	10,000	—	10,000	—
Available-for-sale securities	5,047	—	5,047	—
As of December 31, 2013
Cash equivalents	232,458	—	232,458	—
Short-term deposits	336,299	—	336,299	—
Available-for-sale securities	5,233	—	5,233	—

Cash Equivalents and Term deposits: The Group’s cash equivalents and term deposits mainly consist of time deposits placed with banks. The Group measures cash equivalents and term deposits at fair value based on the pervasive interest rates in the market, which are also the interest rates as stated in the contracts with the banks. The Group classifies the valuation techniques that use the pervasive interest rates input as Level 2 of fair value measurements. Generally there are no quoted prices in active markets for identical time deposits at the reporting date. In order to determine the fair value, the Group must use the discounted cash flow method and observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Available-for-sale securities: The Group measures available-for-sale securities at fair value. To estimate the fair value of investments in financial instruments with a variable interest rate indexed to the performance of underlying assets, the Group refers to the quoted rate of return provided by the investment company at the end of each period. The Group classifies the valuation techniques as Level 2 of fair value measurement.

During the year ended December 31, 2013, after reviewing the fair value hierarchy and its valuation criteria, the Group reclassified its cash equivalents, term deposits and available-for-sale securities from within Level 1 to Level 2 of the fair value hierarchy because interest rates and return rates data used in determination of the fair values are not quoted in active markets.

The following are other financial instruments not measured at fair value in the balance sheets but for which the fair value is estimated for disclosure purposes.

Short-term receivables and payables: Accounts receivable and prepaid expenses and other current assets are financial assets with carrying values that approximate fair value due to their short term nature. Accounts payable, current deferred revenue and accrued expenses and other current liabilities are financial liabilities with carrying values that approximate fair value due to their short term nature. The Group estimated fair values of short-term receivables and payables. The Group classifies the valuation technique as Level 3 of fair value measurement, as it uses estimated cash flow input which is unobservable in the market.

Non-current assets and non-current liabilities : Non-current prepayments for property and equipment is a financial asset with carrying value that approximate fair value due to the change in fair value, after considering the discount rate, being immaterial. Non-current deferred revenue is a financial liability with carrying value that approximate fair value due to the change in fair value, after considering the discount rate, being immaterial. The Group estimated fair values of non-current assets and non-current liabilities using the discounted cash flow method. The Group classifies the valuation technique as Level 3 of fair value measurement, as it uses estimated cash flow input which is unobservable in the market.

6.               Accounts Receivable, net

The following summarized the Group’s accounts receivable, net as of December 31, 2012 and 2013:

	As of December 31,
	2012	2013
	RMB	RMB

Accounts receivable	40,212	33,987
Less: Allowance for doubtful accounts	(110)	—
Accounts receivable, net	40,102	33,987

7.               Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2012	2013
	RMB	RMB

Prepaid commission to matchmaking service agencies	—	6,172
Prepaid expenses-other	30,523	6,659
Advances to employees	7,479	2,761
Interest receivables	2,863	4,782
Rental and other deposits	3,268	2,781
Others	450	540
	44,583	23,695

8.               Property and Equipment, net

Property and equipment, net, consisted of the following:

	As of December 31,
	2012	2013
	RMB	RMB

Office buildings	—	77,797
Office buildings improvements	—	3,884
Computer and software	46,339	54,271
Furniture, fixture and other equipment	2,799	4,544
Motor vehicles	407	407
Leasehold improvements	2,367	3,296
	51,912	144,199
Less: accumulated depreciation and amortization	(29,481)	(44,715)
Property and equipment, net	22,431	99,484

For the years ended December 31, 2011, 2012 and 2013, depreciation and amortization expenses for the property and equipment amount to RMB9,830, RMB13,264 and RMB15,576, respectively.

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

10.        Intangible assets, net

The following table summarizes the Company’s intangible assets, net:

	As of December 31,
	2012	2013
	RMB	RMB

Brand name	2,141	2,141
Customer relationships	1,637	1,637
Source code	933	933
Domain names	—	305
	4,711	5,016
Less: accumulated amortization	(142)	(741)
Intangible assets, net	4,569	4,275

For the years ended December 31, 2012 and 2013, amortization expenses for the above intangible assets amounted to RMB142 and RMB599, respectively.

As of December 31, 2013, amortization expenses for future periods are estimated as follows:

For the year ended December 31,	Amortization expenses
RMB
2014	665
2015	665
2016	665
2017	612
2018	338
Thereafter	1,330
Total	4,275

During the years ended December 31, 2012 and 2013, no impairment of intangible assets was recognized by the Group.

11.        Goodwill

Goodwill is attributable to the Group’s online services segment under which significant synergies are expected to arise after the Group’s acquisition.

The Company performed a goodwill impairment test as of year end date and concluded that no impairment should be recognized as of December 31, 2012 and 2013. No reasonable change to the assumptions would lead to an impairment charge.

12.        Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consisted of the following:

	As of December 31,
	2012	2013
	RMB	RMB

Accrued salaries and welfare	10,031	19,740
Accrued advertising expenses	2,386	2,371
Accrued network support expenses	551	1,908
Business and other tax payable	2,800	3,304
Professional and other service fees	3,661	6,556
Deposits received from matchmaking service agencies	—	2,850
Others	4,029	5,616
Balance as at 31 December	23,458	42,345
Less: Current portion	23,458	39,615
Non-current portion	—	2,730

13.        Taxation

a)         Business Tax, Value Added Tax and Surcharges

The Group’s PRC operations are subject to PRC business tax (“Business Tax”) and surcharges at rates ranging from 0% to 8.60%, depending on the nature of the service revenue and the geographical region. Business Tax and surcharges is calculated by multiplying the applicable tax rate by gross revenue, and is recognized when the revenue is recognized. The Group recognized RMB12,176, RMB14,242 and RMB17,090 of business tax and surcharges, as a reduction of revenues, for the years ended December 31, 2011, 2012 and 2013, respectively.

Effective January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation launched a Business Tax to Value Added Tax (“VAT”) Transformation Pilot Program (the “Pilot Program”) for certain industries. VAT payable on goods sold or taxable labor services provided by a general VAT taxpayer for a taxable period is the net balance of the output VAT for the period after crediting the input VAT for the period. Hence, the amount of VAT payable does not result directly from output VAT generated from goods sold or taxable labor services provided.

With the adoption of the Pilot Program, Shanghai Miyuan, Beijing Miyuan and Beijing Aizhenxin ceased to be subject to Business Tax. Shanghai Miyuan was subject to VAT at a rate of 3% from January 2012 to January 2013 and at a rate of 6% starting from February 2013. Beijing Miyuan was subject to VAT at a rate of 3% from September 2012 to December 2013 and at a rate of 6% starting from January 2014. Beijing Aizhenxin is subject to VAT at a rate of 3% starting from September 2012. Jiayuan Shanghai Center, Shanghai HQS, Beijing HQS and Xique continued to be subject to Business Tax.

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

Hong Kong

Jiayuan Hong Kong is not subject to Hong Kong profits tax on foreign-sourced income, dividends and capital gains. As an entity incorporated in Hong Kong, Jiayuan Hong Kong was subject to 16.5% income tax for the years ended December 31, 2011, 2012 and 2013 on its taxable profits generated from operations in Hong Kong. Payment of dividends is not subject to withholding tax in Hong Kong.

The PRC

The Company’s subsidiaries and VIEs in China are governed by the Enterprise Income Tax Law (“EIT Law”), which became effective on January 1, 2008. Pursuant to the EIT Law and its implementation rules, enterprises in China are generally subjected to tax at a statutory rate of 25%. Certified High and New Technology Enterprises (“HNTE”) are entitled to a favorable statutory tax rate of 15%. Qualified software enterprises can enjoy an income tax exemption for two years beginning with their first profitable year and a 50% tax reduction to the applicable tax rate for the subsequent three years. Qualified key software enterprises are entitled to a favorable statutory tax rate of 10%.

The Group’s PRC entities accrued for corporate income tax as follows:

•                  Shanghai Miyuan was subject to 25% EIT in 2010. In 2011, Shanghai Miyuan was qualified as a software enterprise under which it is entitled to income tax exemption for the fiscal years 2011 and 2012 and a preferential tax rate of 12.5% from fiscal years 2013 through 2015.

•                  For 2010 to 2012, Shanghai HQS accrued the EIT at a tax rate of 15% as a result of HNTE status. In February 2014, Shanghai HQS was qualified as a key software enterprise and was entitled to an income tax rate of 10% for 2013 and 2014. In April 2014, Shanghai HQS completed the process for the renewal of HNTE status and was continually entitled to a preferential income tax rate of 15% for 2013 to 2015. As Shanghai HQS is eligible for both preferential rates of 10% and 15% in 2013, the Company elects to enjoy the rate of 10% for 2013.

•                  Beijing HQS, Xique, Beijing Aizhenxin, Beijing Miyuan and Jiayuan Shanghai Center were subject to 25% EIT for 2011 to 2013.

In addition, under the EIT Law, effective from January 1, 2008, dividends, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise are subject to withholding tax of 10%, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. The withholding tax rate is 5% for the parent company incorporated in certain qualified jurisdictions if the parent company is the beneficial owner of the dividend and approved by the PRC tax authority to enjoy the preferential tax benefit. This withholding tax regulation imposed on the dividend income received from the Group’s PRC subsidiaries reduces the Group’s net income. On February 22, 2008, the Ministry of Finance and State Tax Bureau jointly issued a circular which stated that for foreign invested enterprises, all profits accumulated up to December 31, 2007 are exempted from withholding tax when they are distributed to foreign investors.

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

The Company’s subsidiaries had not declared any dividend to their respective parent companies and had determined that it had no plan to declare or pay any dividends to the parent companies out of the accumulated undistributed earnings as of December 31, 2012. Accordingly, no deferred income tax was accrued and required to be accrued as of December 31, 2012.

On May 6, 2013, the Board of Directors of the Company declared a special cash dividend of US$0.26 per ADS, payable to record holders of the Company’s ordinary shares at the close of business on June 5, 2013. The special dividend of US$7,800 was paid out of reserves to the shareholders on June 18, 2013. As the Company assessed that it does not meet the criteria for being a tax resident enterprise in the PRC in accordance with Chinese EIT law and regulations, no withholding tax was withheld on behalf of the Company’s shareholders.

In addition, pursuant to the annual dividend policy which was approved by the Company’s board of directors on May 6, 2013, the Company expects to pay annual dividends with an aggregate amount of up to 60% of the Group’s annual net income before share-based compensation expenses.  Accordingly, the Group assessed that only a portion of the net income of the PRC entities for the year ended December 31, 2013 and thereafter will be reinvested indefinitely. As a result, deferred tax liabilities of RMB4,590 were recorded as of December 31, 2013 for the 2013 earnings expected to be distributed as cash dividends from the Group’s PRC entities to the Group’s overseas entities.

The undistributed earnings held by the Group’s PRC entities as of December 31, 2012 and 2013 were RMB140,527 and RMB219,876, respectively. An estimated PRC withholding taxes of RMB14,053 and RMB21,988 would be due if all the earnings were remitted as dividends as of December 31, 2012 and 2013, respectively.

Composition of income tax expenses

The current and deferred portions of income tax expenses included in the Group’s consolidated statements of comprehensive income are as follows:

	For the year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB

Current tax expenses	19,921	8,753	9,520
Deferred taxation	(1,814)	474	3,533
Income tax expenses	18,107	9,227	13,053

Reconciliation of the differences between the PRC statutory EIT rate of 25% and the Group’s effective tax rate is as follows:

	For the year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB

Statutory EIT rate	25.0%	25.0%	25.0%
Effect of non-deductible expenses	10.5%	4.9%	2.6%
Effect of lower tax rates in other jurisdictions	(2.4)%	0.3%	(0.8)%
Effect of preferential tax treatments	(12.6)%	(19.2)%	(15.0)%
Tax incentives for research and development expenses (i)	—	(3.1)%	(3.9)%
Withholding income tax for dividends	—	—	6.0%
Changes in valuation allowance:	12.2%	5.6%	3.1%
- Unrecognized tax losses	2.8%	1.7%	1.7%
- Accrued salaries and other expenses	0.1%	0.2%	—
- Advertising expenses	9.3%	3.7%	1.4%
Effective income tax rate	32.7%	13.5%	17.0%

(i)  The Group obtained a tax incentive relating to research and development expense of one of its VIEs in the PRC. Under such tax incentive rule, the Group may claim an additional tax deduction amounting to 50% of the research and development expenses incurred in a year.

The effect of the preferential tax treatments available to the Group is as follows.

	For the year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB

Preferential tax treatments impact to net income to ordinary shareholders	6,972	15,201	14,498
Per share effect, basic	0.18	0.33	0.32
Per share effect, diluted	0.16	0.32	0.32

Deferred tax assets and liabilities

Deferred taxes are measured using the enacted tax rates for the periods in which they are expected to be reversed. Significant components of the Group’s deferred tax assets and liabilities are as follows:

	As of December 31,
	2012	2013
	RMB	RMB

Deferred tax assets, current
Net operating loss carry forwards	3,050	4,365
Accrued salaries and other expenses	2,432	3,391
Advertising expenses	13,947	15,214
Government subsidies	457	333
Other	—	188
Total deferred tax assets, current	19,886	23,491
Deferred tax assets, non-current	—	—
Total deferred tax assets	19,886	23,491
Less: valuation allowance
Net operating loss carry forwards	(3,050)	(4,365)
Accrued salaries and other expenses	(318)	(284)
Advertising expenses	(13,947)	(15,214)
Total valuation allowance	(17,315)	(19,863)
Net deferred tax assets	2,571	3,628
Deferred tax liabilities, non-current
Withholding income tax for dividends	—	4,590

The Group had net operating loss carry forwards from certain subsidiaries, VIEs and VIE’s subsidiary amounting to RMB17,509 as of December 31, 2013, of which RMB1,983 will expire on December 31, 2015, RMB6,392 will expire on December 31, 2016, RMB3,522 will expire on December 31, 2017 and RMB5,043 will expire on December 31, 2018.

The Group evaluates a variety of factors in determining the amount of the valuation allowance, including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

In addition, pursuant to the EIT Law, the deductible advertising expenses should be no more than 15% of the revenues as determined under PRC GAAP and the excess amount could be carried forward to the following years. The Group expects that the advertising expenses in each year will be over the 15% limit and the related deferred tax asset is not realizable in the foreseeable future, accordingly, full valuation allowance is provided. The following table shows the movements of valuation allowance for the years presented:

	Years Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB

Balance at beginning of the year	(6,755)	(13,652)	(17,315)
Provision for the year	(6,897)	(3,663)	(2,548)
Balance at end of the year	(13,652)	(17,315)	(19,863)

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

The following table sets forth the changes of redeemable convertible preferred shares for the years ended December 31, 2011:

As of December 31,
2011
RMB

Beginning balance	93,559
Add: Accretion of redemption feature	3,222
Less: Translation gain related to the preferred shares	(1,635)
Conversion of convertible redeemable preferred shares into ordinary shares	(95,146)
Ending balance	—

15.  Ordinary Shares and Treasury Shares

As of December 31, 2013, the Company was authorized to issue 100,000,000 ordinary shares, at par value of US$0.001 per share, and 48,130,944 and 49,030,944 ordinary shares were issued as of December 31, 2012 and 2013, respectively.

As of December 31, 2013, 339,366 ordinary shares were issued to a depository and the Company allowed the depository to issue ADSs upon the exercise of options granted pursuant to the 2007 Share Incentive Plan (the “Plan”). These ordinary shares were included in issued and outstanding shares on the Group’s balance sheet and statement of changes in shareholders’ equity as of and for the year ended December 31, 2013 although these shares and the related ADSs were not issued to any option holders.

In December 2011, the Board of Directors of the Company authorized a share repurchase plan, pursuant to which the Company was authorized to repurchase its own issued and outstanding ADSs up to an aggregate value of US$10,000 from the open market from time to time within one year. In December 2012, the Board of Directors approved another US$10,000 share repurchase plan to authorize the Company to repurchase its own issued and outstanding ADSs from the open market from time to time within one year (“2013 repurchase program”). In November 2013, the Board of Directors approved a twelve-month extension of the 2013 repurchase program. The share repurchase plans do not require the Company to acquire a specific number of shares.

During the year ended December 31, 2012 and 2013, the Company repurchased 2,004,526 ADSs and 931,593 ADSs for total consideration of approximately US$10,076 and US$5,359 from the open market, respectively. The ordinary shares representing the repurchased ADS are recorded as treasury shares at purchase cost at the time of repurchase. In 2012 and 2013, 258,450 and nil ordinary shares were cancelled, respectively. The Company recognized the difference between the repurchase costs and the par value in additional paid-in capital. The remaining 4,145,729 ordinary shares which were repurchased but not cancelled were recorded as treasury shares at purchase cost at the time of repurchase as of December 31, 2013.

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

On June 5, 2013, the Board of Directors of the Company approved to amend 120,850 share options granted by the Company to certain directors, employees of the Company and a non-employee on June 6, 2007 to extend the option life for one year to June 5, 2014.

The modifications were accounted for pursuant to ASC 718 under US GAAP. The incremental fair value before and after the modification was recognized as follows: (a) for vested options, the incremental share-based compensation expenses are recognized immediately; (b) For non-vested options, the incremental share-based compensation expenses are recognized in the statement of comprehensive income over the remaining vesting period. The incremental fair values were determined to be immaterial.

The Company’s share option activities for the years ended December 31, 2011, 2012 and 2013 are summarized below:

	Share options outstanding
	Share options	Weighted average exercise price	Weighted average remaining contractual life (in years)	Weighted average grant date fair value
		US$		US$
Balances outstanding at January 1, 2011	3,221,800	1.50	4.50	1.05
Granted	1,699,813	5.24		2.67
Exercised	(164,841)	1.10		1.05
Forfeited	(374,136)	3.79		2.31
Balances outstanding at December 31, 2011	4,382,636	2.78	4.23	1.57
Granted	2,410,000	3.35		1.26
Exercised	(913,801)	1.05		0.90
Modified	(290,547)	3.23		1.06
Forfeited	(1,169,906)	4.35		1.95
Expired	(50,000)	0.30		0.02
Balances outstanding at December 31, 2012	4,368,382	2.69	4.34	1.30
Granted	90,000	4.61		1.15
Exercised	(981,992)	1.33		1.32
Forfeited	(291,915)	3.87		1.37
Expired	(50,000)	0.30		0.05
Balances outstanding at December 31, 2013	3,134,475	3.10	3.98	1.31

Exercisable at December 31, 2011	1,716,844	1.15	3.16	1.09
Exercisable at December 31, 2012	1,353,698	1.40	2.39	1.24
Exercisable at December 31, 2013	1,357,529	2.75	3.40	1.31

As of December 31, 2013, the intrinsic value of outstanding and exercisable share options was US$2,927 and US$1,729, respectively, which is calculated as the difference between the Company’s closing stock price as of December 31, 2013 and the exercise price of the share options.

For the year ended December 31, 2011, 2012 and 2013, the total intrinsic value of options exercised was US$612, US$2,172 and US$2,665, respectively.

The fair value of each option at the grant date and modification date were estimated using the Binominal Option Pricing Model by the Company with assistance from independent valuation specialists.

The following table summarizes the assumptions used to estimate the fair values of the share options granted in the years presented:

	For the year ended December 31,
	2011	2012	2013

Risk-free interest rate	1.18%-2.64%	1.30%-2.25%	2.05%
Exercise multiple	2.80	2.80	2.80
Expected forfeiture rate	5%	5%	5%
Contractual life of option	6 years	6 years	6 years
Expected volatility	33.98%-39.39%	38.00%-38.88%	39.00%
Dividend yield	—	—	5%

The risk-free interest rate was based on the market yield of US$ denominated China International Government Bonds with maturity terms equal to the contractual life of option. The exercise multiple is calculated as the ratio of fair value of stock over the exercise price as at the time the share option is exercised and estimated based on an empirical research study regarding the early exercise behavior of employees with share options. Expected forfeiture rate was estimated based on annual staff turnover for periods after June 2007. Pursuant to the Plan, the contractual life of the share options is 6 years. The expected volatility was estimated based on the price volatility of the shares of comparable companies in the internet media business because the Company was not a public company at the grant dates prior to May 11, 2011 and was a public company for a short period of time at the grant dates after May 11, 2011, and therefore did not have data to calculate expected volatility of the price of the underlying ordinary shares over the contractual life of option. For the options granted before 2013, no dividends were assumed in the estimation considering the Company has no history or expectation of paying dividends on its ordinary shares. For the options granted in 2013, 5% dividends were assumed in the estimation considering the Company’s plan to distribute annual dividends in 2013 and thereafter.

The total fair value of equity awards vested during the year ended December 31, 2011, 2012 and 2013 were RMB22,759, RMB4,246 and RMB9,275, respectively.

For the years ended December 31, 2011, 2012 and 2013, the Group recorded share-based compensation of RMB12,675, RMB10,891 and RMB8,276, respectively, using graded-vesting method, for the options granted with service conditions.

Upon the closing of the Company’s IPO on May 16, 2011, share options to purchase a total of 602,183 shares which were granted to several employees and non-employees were fully vested. Accordingly, the Group recorded IPO related share-based compensation expenses of RMB17,534 for the year ended December 31, 2011.

As of December 31, 2013, total amount of unrecognized compensation costs relating to non-vested share options granted by the Company amounted to RMB5,551. These unrecognized compensation costs are expected to be recognized over a weighted average period of 0.88 years.

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

Share-based compensation expenses related to the Founder’s Shares of RMB333, RMB92 and RMBnil were recognized in general and administrative expenses in the consolidated statements of comprehensive income for the year ended December 31, 2011, 2012 and 2013, respectively.

In July 2012, upon the termination of employment of the COO, the unexercised options were forfeited and the recognized compensation cost was reversed.

c)                Restricted Shares

In March, December 2012 and September 2013, the Company granted 232,500, 49,040 and 34,286 restricted shares (the “Restricted Shares”), respectively, to certain key employees of the Company. These Restricted Shares shall vest over a four-year service period, with 25% of the Restricted Shares subject to vest on the first anniversary of the date of grant and the remaining 75% subject to vest in twelve quarterly installments.

The Company’s Restricted Shares’ activities for the year ended December 31, 2012 and 2013 are summarized below:

	Restricted Shares outstanding
	Restricted Shares	Weighted average remaining contractual life (in years)

Balances outstanding at January 1, 2012
Granted	281,540
Balances outstanding at December 31, 2012	281,540	5.34
Granted	34,286
Forfeited	(2,885)
Balances outstanding at December 31, 2013	312,941	4.49

The total fair value of Restricted Shares vested during the year ended December 31, 2012 and 2013 were RMBnil and RMB2,580, respectively.

For the year ended December 31, 2012 and 2013, the Group recorded share-based compensation of RMB2,380 and RMB2,152, respectively, related to the Restricted Shares using the graded-vesting method.

As of December 31, 2013, unrecognized compensation expenses relating to the non-vested Restricted Shares amounted to RMB1,883. These expenses are expected to be recognized over a weighted average period of 0.97 years.

17.        Net Income Per Share

Basic and diluted net income per share for each of the years presented are calculated as follows:

	For the year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB

Numerator:
Net income	37,243	58,937	63,656
Accretion of Series A Preferred Shares	(3,222)	—	—
Income allocated to participating preferred shareholders	(12,681)	—	—
Net income available to ordinary shareholders	21,340	58,937	63,656

Denominator:
Weighted average number of ordinary shares outstanding—basic	39,647,790	46,297,314	44,910,676
Dilutive effect of share options	2,737,043	1,445,784	917,246
Weighted average number of ordinary shares outstanding—diluted	42,384,833	47,743,098	45,827,922
Basic net income per share	0.54	1.27	1.42
Diluted net income per share	0.50	1.23	1.39

Net income for the year ended December 31, 2011 has been allocated to the ordinary shares and preferred shares based on their respective rights to shares in dividends.

For the years ended December 31, 2011, 2012 and 2013, the potentially dilutive share options and Restricted Shares of 379,874, 3,169,717 and 2,614,848, respectively, were not included in the calculation of diluted net income per share where their inclusion would be anti-dilutive.

As of December 31, 2012 and 2013, 421,358 and 339,366 ordinary shares were issued to a depository and the Company allowed the depository to issue ADS upon the exercise of options granted pursuant to the Plan. These shares were not issued to any option holders. Accordingly, the Group did not include these ordinary shares in the calculation of basic and diluted net income per share for the year ended December 31, 2012 and 2013 as these shares are not considered outstanding for net income per share calculation purposes.

18.        Commitments and Contingencies

a)              Operating lease commitments

Future minimum payments under non-cancellable operating leases with initial terms in excess of one year consist of the following at December 31, 2013:

Amount
RMB

Year ending December 31,
2014	4,401
2015	3,702
2016	1,611
2017 and thereafter	—
Total	9,714

For the years ended December 31, 2011, 2012 and 2013, total rental expenses amounted to approximately RMB5,257, RMB6,387 and RMB4,795, respectively.

The Group did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2013.

b)              Contingencies

The Group is not currently a party to, nor is aware of, any legal proceeding, investigation or claim which is likely to have a material adverse effect on the Group’s business, financial condition, results of operations, or cash flows. The Group did not record any legal contingencies as of December 31, 2013.

19.        Related Party Transactions

The table below sets forth the related parties and their relationships with the Group:

Related Party	Relationship with the Group
Ms. Haiyan Gong	Nominee shareholder of the VIEs, non-executive co-chairman of the Board of Directors, and the Company’s shareholder.
Mr. JP Gan	Member of the Board of Directors and Compensation Committee, and the chairman of Company’s Nominating and Corporate Governance Committee.

During the years presented in the financial statements, there were no significant related party transactions except for the following:

On November 11, 2010, the Group advanced RMB1,000 with interest free to Ms. Haiyan Gong, which matured on November 11, 2011, with an automatic one-year extension at the maturity date. Ms. Haiyan Gong repaid the outstanding amount due under this advance in January 2011.

On November 11, 2010, the Group borrowed US$150 from Ms. Haiyan Gong in connection with the establishment of Beijing Miyuan. The amount was interest-free and repayable on November 11, 2011, with an automatic one-year extension at the maturity date. The Group repaid the outstanding amount due under this borrowing in May 2011.

On December 24, 2012, the Group entered into a consultancy agreement with Ms. Haiyan Gong, under which Ms. Haiyan Gong agreed to provide, among other things, certain consultant services for a term of three years effective from January 1, 2013 and would receive a monthly fee of RMB49. The Group recorded general and administrative expense of RMB633 in connection with this agreement for the year ended December 31, 2013.

On October 29, 2013, the Group entered into a personalized matchmaking services agreement with Mr. JP Gan, under which the Group agreed to provide personalized matchmaking services for RMB120 for a term of 20 months. The Group recognized revenues of RMB12 for the year ended December 31, 2013.

20.        Segment Information

In accordance with relevant US GAAP guidance, the reportable segments represent the Group’s operating segments for which separate financial information is available and which is utilized on a regular basis by its chief operating decision maker (“CODM”) to assess performance and to allocate resources. In identifying its reportable segments, the Group also considers the nature of services provided by its operating segments. The Group’s CODM has been identified as the Board of Directors (“BOD”), who reviews the consolidated and segment results when making decisions about allocation of resources and assessing performance of the Group.

Prior to 2013, the Group had operated in three reportable segments which were online services, events and personalized matchmaking services, and other services. In 2013, the Group restructured its personalized matchmaking business and entered into the cooperation arrangements with matchmaking service agencies in different cities in the PRC. In order to manage the business more effectively, the Group’s CODM are presented with financial information on this business on a stand-alone basis. In addition, financial information for events services was combined with other services when presented. Accordingly, the reportable segments are online services, personalized matchmaking services, and events and other services in 2013. Information for net revenues, cost of revenues and gross profit by segment was revised to conform to the current year’s segment presentation.

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

For the year ended December 31, 2011

	Online services	Personalized matchmaking services	Events and other services	Consolidated
	RMB	RMB	RMB	RMB
Net revenues	277,186	34,378	19,677	331,241
Cost of revenues	(73,427)	(15,543)	(15,844)	(104,814)
Gross profit	203,759	18,835	3,833	226,427

For the year ended December 31, 2012

	Online services	Personalized matchmaking services	Events and other services	Consolidated
	RMB	RMB	RMB	RMB
Net revenues	362,492	33,143	15,168	410,803
Cost of revenues	(117,830)	(15,903)	(9,952)	(143,685)
Gross profit	244,662	17,240	5,216	267,118

For the year ended December 31, 2013

	Online services	Personalized matchmaking services	Events and other services	Consolidated
	RMB	RMB	RMB	RMB
Net revenues	422,088	52,458	18,060	492,606
Cost of revenues	(140,975)	(29,792)	(9,754)	(180,521)
Gross profit	281,113	22,666	8,306	312,085

The Group primarily operates in the PRC, accordingly, no geographical information is presented.

21.        Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by the Company’s subsidiaries, VIEs and VIE’s subsidiary in China only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries, VIEs and VIE subsidiary in China are required to make certain appropriation of net after-tax profits or increase in net assets to the statutory surplus fund (see Note 3(s)) prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the Company’s subsidiaries, VIEs and VIE’s subsidiary in China are restricted in their ability to transfer their net assets to the Company in terms of cash dividends, loans or advances, which restricted portion amounted to approximately RMB30, 364 and RMB30,836 as of December 31, 2012 and 2013, respectively. As of December 31, 2012 and 2013, the retained earnings balance of the Group’s PRC entities after appropriation to statutory reserves, as determined under PRC GAAP, was RMB140,527 and RMB219,876, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries or VIEs for working capital and other funding purposes, the Company may in the future require additional cash resources from the Company’s subsidiaries, VIEs and VIE’s subsidiary in China due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends to make distributions to shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Company’s subsidiaries, VIEs and VIE’s subsidiary to satisfy any obligations of the Company.

The Company performed a test on the restricted net assets of consolidated subsidiaries, VIEs and VIE’s subsidiary (the “restricted net assets”) in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e)(3), “General Notes to the Financial Statements” and concluded that the restricted net assets did not exceed 25% of the consolidated net assets of the Company as of December 31, 2013.

22.        Subsequent Events

a) On March 1, 2014, Shanghai Miyuan, Beijing Miyuan, Shanghai HQS, Beijing HQS, Xique and their respective shareholders and Jiayuan Shanghai Center, entered into assignment agreements whereby Shanghai Miyuan transferred its obligations and rights under the contractual arrangements with Shanghai HQS, Beijing HQS, Xique and their respective shareholders and Jiayuan Shanghai Center to Beijing Miyuan. In addition, Beijing Miyuan entered into contractual agreements with Shanghai HQS, Beijing HQS, Xique and their respective legal shareholders, and Jiayuan Shanghai Center on March 1, 2014. The assignment agreements and contractual agreements were accounted for as reorganizations of businesses under common control in a manner similar to a pooling of interests. Accordingly, the Group will continue to include the financial statements of Shanghai HQS, Beijing HQS, Xique and Jiayuan Shanghai Center in its consolidated financial statements after the transfer.

b) On March 6, 2014, the Company declared an annual dividend in the amount of US$0.24 per ADS, payable to record holders of the Company’s ADSs at the close of business on March 26, 2014. The aggregate amount of this cash dividend is approximately US$7,326 and was paid on April 9, 2014.

c) During the period from January 2, 2014 to April 25, 2014, the Company repurchased approximately 73,200 ADSs with total consideration of approximately US$436 from the open market. The ordinary shares representing the repurchased ADS are recorded as treasury shares at purchase cost at the time of repurchase.