Form 20-F
period 2014-12-31
JIAYUAN.COM INTERNATIONAL LTD
filed 2015-04-16
CIK 1511683

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

49,930,944 ordinary shares, par value US$0.001 per share as of
December 31, 2014

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

•                                “platforms” refers to our Jiayuan.com website, izhenxin.com website, juedui100.com website, imdali.com website Jiayuan.com and qiuai.com wireless application protocol, or WAP, platforms, our Jiayuan.com, izhenxin.com, qiuyuehui, qiuai.com and imdali.com wireless applications and our Jiayuan.com desktop client; we introduced our Jiayuan.com wireless application protocol platform in 2010, our Jiayuan.com wireless application in 2011, our Jiayuan.com desktop client in January 2012, our izhenxin.com website in October 2012, our juedui100.com website in December 2012, our qiuai.com WAP platform in September 2013, both our imdali.com website and our imdali.com wireless application in November 2013 and our izhenxin.com wireless application in May 2014, respectively;

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

This annual report on Form 20-F includes our audited consolidated statements of comprehensive income for the fiscal years ended December 31, 2012, 2013 and 2014 and audited consolidated balance sheet data as of December 31, 2013 and 2014.

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

Item 2.           Offer Statistics and Expected Timetable.

Not applicable.

Item 3.           Key Information.

A.                                    Selected financial data

Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive income data for the years ended December 31, 2012, 2013 and 2014, and the selected consolidated balance sheet data as of December 31, 2013 and 2014 have been derived from our audited consolidated financial statements included elsewhere in this annual report on Form 20-F. Our selected consolidated statements of comprehensive income data for the year ended December 31, 2010 and 2011, and the selected consolidated balance sheet data as of December 31, 2010, 2011 and 2012 were derived from our audited consolidated financial statements, which are not included in this annual report on Form 20-F. You should read the selected consolidated financial data in conjunction with our audited financial statements and the accompanying notes included elsewhere in this annual report on Form 20-F and “Item 5. Operating and Financial Review and Prospects.” Our audited consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of our future results.

	For the year ended December 31,
	2010	2011	2012	2013	2014	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Consolidated Statement of Comprehensive Income Data:
Net revenues	167,589	331,241	410,803	492,606	613,990	98,957
Cost of revenues (1)	(61,049)	(104,814)	(143,685)	(180,521)	(277,789)	(44,772)
Gross profit	106,540	226,427	267,118	312,085	336,201	54,185
Operating expenses:
Selling and marketing expenses (1)	(57,867)	(110,521)	(143,376)	(183,619)	(252,736)	(40,734)
General and administrative expenses (1)	(24,338)	(64,310)	(54,367)	(52,565)	(58,071)	(9,359)
Research and development expenses (1)	(381)	(11,796)	(17,587)	(21,918)	(23,149)	(3,731)
Total operating expenses	(82,586)	(186,627)	(215,330)	(258,102)	(333,956)	(53,824)
Operating income	23,954	39,800	51,788	53,983	2,245	361
Interest income, net	1,876	5,077	13,323	11,687	17,658	2,846
Foreign currency exchange income/(loss), net	—	8,911	(1,845)	1,935	(1,361)	(219)
Other income, net	898	1,562	4,898	9,104	4,572	737
Income before income tax	26,728	55,350	68,164	76,709	23,114	3,725
Income tax expenses	(10,011)	(18,107)	(9,227)	(13,053)	(3,007)	(485)
Net income attributable to Jiayuan.com International Ltd.	16,717	37,243	58,937	63,656	20,107	3,240
Accretion of Series A redeemable convertible preferred shares	(8,690)	(3,222)	—	—	—	—
Income allocated to participating preferred shares	(16,717)	(12,681)	—	—	—	—
Net (loss)/income attributable to ordinary shareholders	(8,690)	21,340	58,937	63,656	20,107	3,240
Net income attributable to Jiayuan.com International Ltd.	16,717	37,243	58,937	63,656	20,107	3,240
Other comprehensive income:
Foreign currency translation adjustments, net of tax of RMB nil	2,825	(11,452)	(772)	(9,018)	1,780	287
Comprehensive income attributable to Jiayuan.com International Ltd.	19,542	25,791	58,165	54,638	21,887	3,527
Net (loss)/income per share:
Basic	(0.32)	0.54	1.27	1.42	0.45	0.07
Diluted	(0.32)	0.50	1.23	1.39	0.44	0.07
Weighted average shares used in calculating net (loss)/income per share, basic	27,272,727	39,647,790	46,297,314	44,910,676	44,423,885	44,423,885
Weighted average shares used in calculating net (loss)/income per share, diluted	27,272,727	42,384,833	47,743,098	45,827,922	45,390,809	45,390,809
Net (loss)/income per ADS (2):
Basic	(0.48)	0.81	1.91	2.13	0.68	0.11
Diluted	(0.48)	0.76	1.85	2.08	0.66	0.11
ADSs used in computing net (loss)/income per ADS, basic	18,181,818	26,431,860	30,864,876	29,940,450	29,615,923	29,615,923
ADSs used in computing net (loss)/income per ADS, diluted	18,181,818	28,256,555	31,828,732	30,551,948	30,260,539	30,260,539

(1)   Includes share-based compensation expenses as follow:

	For the year ended December 31,
	2010	2011	2012	2013	2014	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	2,041	2,624	3,380	1,737	1,964	317
Selling and marketing expenses	700	796	807	371	572	92
General and administrative expenses	4,174	25,726	7,355	7,627	6,308	1,017
Research and development expenses	48	1,396	1,821	693	760	122
Total	6,963	30,542	13,363	10,428	9,604	1,548

(2)         Basic and diluted net (loss)/income per ADS is computed based on net (loss)/income attributable to ordinary shareholders and the corresponding basic and diluted number of ADSs, assuming that, during each period presented, every two ADSs represents three ordinary shares.

	As of December 31,
	2010	2011	2012	2013	2014	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share data)
Consolidated Balance Sheet Data:
Total current assets	149,229	618,106	593,037	635,455	565,266	91,105
Total assets	164,258	655,705	695,066	740,003	673,446	108,540
Total liabilities	85,572	122,188	147,680	200,785	286,406	46,160
Series A redeemable convertible preferred shares	93,559	—	—	—	—	—
Total shareholders’ (deficit)/equity	(14,873)	533,517	547,386	539,218	387,040	62,380
Number of outstanding ordinary shares	27,272,727	47,489,394	48,130,944	49,030,944	49,930,944	49,930,944

Selected Non-GAAP Consolidated Financial Data

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

	For the year ended December 31,
	2010	2011	2012	2013	2014	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Net income attributable to Jiayuan.com International Ltd.	16,717	37,243	58,937	63,656	20,107	3,240
Add: Share-based compensation expenses	6,963	30,542	13,363	10,428	9,604	1,548
Non-GAAP net income	23,680	67,785	72,300	74,084	29,711	4,788

Exchange Rate Information

Our business is primarily conducted in China and a substantial majority of our revenues are denominated in Renminbi. The exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise indicated, conversions of RMB into U.S. dollars in this annual report are based on the exchange rate, as of December 31, 2014, which was RMB6.2046 to $1.00. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Renminbi per U.S. Dollar Noon Buying Rate
Period	Average (1)	High	Low	Period-End
2010	6.7603	6.6000	6.8330	6.6000
2011	6.4630	6.2939	6.6364	6.2939
2012	6.2990	6.2221	6.3879	6.2301
2013	6.1412	6.0537	6.2438	6.0537
2014	6.1704	6.0402	6.2591	6.2046
Previous Six Months
October 2014	6.1251	6.1107	6.1385	6.1124
November 2014	6.1249	6.1117	6.1429	6.1429
December 2014	6.1886	6.1490	6.2256	6.2046
January 2015	6.2181	6.1870	6.2535	6.2495
February 2015	6.2518	6.2399	6.2695	6.2695
March 2015	6.2386	6.1955	6.2741	6.1990
April 2015 (through April 10)	6.1989	6.1930	6.2082	6.2082

(1) Annual averages are calculated by averaging the exchange rates on the last business day of each month.  Monthly averages are calculated using the average of the daily rates during the relevant period.

On April 10, 2015, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.2082 to $1.00.

B.                    Capitalization and indebtedness

Not applicable.

C.                    Reasons for the offer and use of proceeds

Not applicable.

D.                    Risk factors

Risks Relating to Our Business

Our limited operating history and relatively new business model in an emerging and rapidly evolving market make it difficult to evaluate our future prospects.

Our online dating business commenced in 2003.  We began charging our users message fees on our online dating platform in October 2008.  Prior to this, we generated revenues primarily from charging for non-message related value-added services, such as VIP memberships, priority search rankings and from selling advertisement space on our platform.  Accordingly, we have a limited relevant operating history from which to evaluate our business, financial performance and prospects.  Since the change in our business model in 2008, we have derived a substantial portion of our net revenues from service fees generated from online dating services.  Our online services revenue represented 88.2%, 85.7% and 69.3% of our net revenues in 2012, 2013 and 2014, respectively.  In 2013, we began offering personalized matchmaking services in cooperation with matchmaking agencies under an outsourcing model in China and we had 71 locations offering personalized matchmaking services through such arrangements in China as of December 31, 2014.  As a result, we have a short operating history under our current revenue model for you to evaluate in assessing our future prospects.  We may not be able to achieve similar results or growth in future periods.  Our business model may become obsolete due to development of other business models or technologies.  You must consider our business and prospects in light of the risks and difficulties we will encounter as a young company in a new and rapidly evolving market.  Our ability to maintain profitability primarily depends on, among other factors, the growth of the online dating industry in China, the continued acceptance of our business model by our users, our ability to generate continuing interest in our platform, our ability to provide services that meet the needs of our users and our ability to control costs and expenses.  Accordingly, you should not rely on our results of operations for any prior period as an indication of our future performance.  We may not be able to effectively assess or address the evolving risks and difficulties present in the market, which could threaten our capacity to continue operations successfully in the future.

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

We operate in a market characterized by rapidly changing technologies, evolving industry standards, new product and service announcements, product enhancements and changing user demands.  Accordingly, our performance will depend on our ability to adapt to these rapidly changing technologies and industry standards, and our ability to continually improve the speed, performance, features, ease of use and reliability of our services in response to both evolving demands of the marketplace and competitive services.  There may be occasions when we may not be as responsive as our competitors in adapting our services to changing industry standards and the needs of our users.  Our industry has been subject to constant innovation and competition.  Historically, new features may be introduced by one competitor, and if they are perceived as attractive to users, they are often copied later by others.  Over the past several years, such new feature introductions in the industry have included instant messaging, message boards, e-cards, virtual gifts, personality profiles, mobile content delivery and video dating.  In addition, the number of people who access the Internet through devices other than desktop and laptop computers, including mobile telephones, tablet computers and other handheld computing devices, has increased dramatically in the past few years, and we expect this growth to continue. Such growth can affect our results of operations as our cost of revenues increases in part due to such users paying for our services through telecommunication operators.  Payments through telecommunication operators result in an increase of the commissions that we pay to our WVAS partners because our WVAS partners charge a higher commission compared to online banking and online payment providers.

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

If we were to lose the services of our founder, Ms. Haiyan Gong, our business could be disrupted and our business prospects could be adversely affected.

Our founder, Ms. Haiyan Gong, has played an important role in the growth and development of our business since its inception.  To date, we have relied heavily on her expertise in our business operations, relationships with our employees and business partners and reputation in the online dating industry.  Although Ms. Gong resigned as our co-chief executive officer in December 2012 and as our non-executive co-chairman of our board of directors in March 2015, she continues to be involved in our company as a consultant.  If Ms. Gong becomes unable or unwilling to continue to be involved with our company, we may not be able to find a suitable replacement.  In addition, if she joins a competitor or forms a competing business, it could severely disrupt our business and negatively affect our financial condition and results of operations. Moreover, even if a complete separation of Ms. Gong from our company did not have any actual impact on our operations and the growth of our business, it could create the perception among investors or the marketplace that her departure may severely damage our business and operations and negatively affect investor confidence in us, which may cause the market price of our ADSs to decline.  We do not maintain key-person insurance on Ms. Gong.

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

Competition in our industry for personnel is intense, and we are aware that our competitors have directly targeted our employees and that there are former employees of ours currently working for our competitors.  While we have entered into non-competition agreements with our executive officers and many of our non-executive employees, we cannot assure you that the non-competition restrictions in these agreements will be effective or enforceable under PRC law.  We also do not maintain key-person insurance policies on our executive officers.  The incentives to attract, retain and motivate employees provided by our option grants, restricted shares or by future arrangements, such as cash bonuses, may not be as effective as they have been in the past.  If we do not succeed in attracting necessary personnel or retaining and motivating existing personnel, we may be unable to grow effectively. In addition, if any of our management or employees joins a competitor or forms a competing company, we may lose know-how, clients and key professionals and staff members.

We have re-priced, and may continue to re-price, our outstanding stock options granted to our directors and employees, any of which may result in increased share-based compensation expenses.

In July 2012, in order to help retain key personnel under then-current market conditions, our board of directors approved the amendment of certain option awards granted under our 2007 Amended and Restated Share Incentive Plan. We cancelled and replaced the awards with awards that have a lower exercise price and fewer underlying shares. In October 2014, we adjusted the exercise price of our outstanding stock options in order to take into account the special cash dividend we declared in September 2014.  As the trading price of our ADSs fluctuates, we cannot assure you that we will not continue to reduce the exercise price of our outstanding options granted under the existing equity incentive plan or other equity incentive plans that may be adopted in the future. Should we reduce the exercise price of our outstanding options, our share-based compensation expenses may increase and our operating results may be adversely affected.

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

The performance of our server and networking hardware and software infrastructure is critical to our business and reputation, to our ability to attract visitors and users to our platforms, to convert users into paying users and to retain paying users.  An unexpected or substantial increase in the use of our platforms could strain the capacity of our systems, which could lead to a slower response time or systems failures.  We have in the past experienced delays due to hacking activities.  Any future slowdowns or systems failures could adversely affect the speed and responsiveness of our platforms and would diminish the experience for our visitors and users.  We face risks related to our ability to scale up to our expected user levels while maintaining superior performance.  If the usage of our platforms substantially increases, we may need to purchase additional servers and networking equipment and services to maintain adequate data transmission speeds, the availability of which may be limited or the cost of which may be significant.  Any systems failure that causes an interruption in service or a decrease in the responsiveness of our platforms could reduce traffic on our platforms and, if sustained or repeated, could impair our reputation and the attractiveness of our brands as well as reduce net revenue and negatively impact our operating results.

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

We rely on third-party advertising service providers, such as Baidu and Qihoo, that help market our services.  Any failure of these third parties to provide their services could significantly harm our business.  The steps we take to improve the marketing of our services will increase our cost and reduce our operating margins and may not be successful.  Furthermore, any financial or other difficulties these providers face, the nature and extent of which we cannot predict, may adversely affect our business.  Except for certain rights in our contracts with these third-party service providers, we exercise little or no control over them, which increases our vulnerability to problems with the services that they provide.

We are required to estimate a portion of our reported revenues and cost of revenues at period-end, which may require adjustments once we receive billing statements from WVAS partners, which may require subsequent adjustments to our financial statements.

We do not directly bill our users that elect to pay for our online services through their telecommunication operators.  Instead, we depend on wireless value-added services, or WVAS, partners, to record the sales volume, bill our users, collect payments from the Internet and telecommunication operators and remit to us our portion of the revenues.  In the years ended December 31, 2012, 2013 and 2014, revenue remitted from WVAS partners accounted for approximately 30.0%, 33.4% and 35.9%, respectively, of our online revenues.

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

Effective internal controls are necessary for us to provide reasonable assurance with respect to our financial reports and to prevent fraud. We are required to comply with U.S. laws, rules and regulations on internal controls, including the Sarbanes-Oxley Act of 2002. In particular, Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual reports on Form 20-F that contains an assessment by our management of the effectiveness of our internal control over financial reporting. In addition, our independent registered public accounting firm must issue an auditor’s report on the effectiveness of our internal control over financial reporting.

Internal controls may not prevent or detect misstatements because of their inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. In addition, projections of any evaluation of the effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in operating conditions or a deterioration in the degree of compliance with our policies or procedures. As a result, even effective internal controls are able to provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain the adequacy of our internal control over financial reporting, our management may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may disagree. If our independent registered public accounting firm is not satisfied with our internal control over financial reporting or the level at which our controls are designed or operated, or if the independent registered public accounting firm interprets the requirements, rules or regulations differently from us, it may decline to express an opinion on the effectiveness of our internal control over financial reporting or may issue an adverse opinion. Any of these possible outcomes could result in a loss of investor confidence in the reliability of our consolidated financial statements, which could cause the market prices of our ADSs to decline significantly. In addition, any deficiency in our internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the Nasdaq Global Select Market, regulatory investigations and civil or criminal sanctions.

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

In addition, if we become aware of appropriate opportunities, we may acquire additional assets, technologies or businesses that are complementary to our existing business, such as our acquisition of certain assets of Beijing Juedui100 Network Technologies Ltd., or Beijing Juedui100, and our investment in Wuhan Didi Network Technologies Ltd., or Wuhan Didi.  Future acquisitions and the subsequent integration of new assets and businesses into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations.  Acquired assets or businesses may not generate the financial results we expect.  In addition, acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the incurrence of debt, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business.  Moreover, the costs of identifying and consummating acquisitions may be significant.  In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from the government authorities in the PRC for the acquisitions and comply with applicable PRC laws and regulations, which could result in increased costs and delays.

If we are unable to protect our Internet domain names or proprietary rights upon which our business relies or to avoid claims that we infringe upon the proprietary rights of others, our profitability may be materially and adversely affected.

We regard substantial elements of our platforms and the underlying technology as proprietary, and attempt to protect them by relying on copyright, service mark, trademark and trade secret laws as well as restrictions on disclosure, transferring title and other methods.  Contracts with our employees and consultants generally contain confidentiality provisions, and we generally seek to control access to and the distribution of our technology, documentation and other proprietary information.  We also enter into agreements with key employees and officers, pursuant to which our key employees and officers assign to us the intellectual property rights in works generated by them as a result of their employment duties or from our resources while they are employed by us.  Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our proprietary information without authorization, or to develop similar or superior technology independently.  Copyright, service mark, trademark and trade secret protection may not be effective and policing unauthorized use of our proprietary information is difficult.  In addition, if our applications for our key trademarks or other intellectual property rights are unsuccessful or a third party is able to register them, we may lose our ability to use our key trademarks and be unable to prevent others from using similar or identical trademarks.  Any such misappropriation or development of similar or superior technology by third parties could adversely impact our profitability and our future financial results. Losing the right to use our key trademarks or other proprietary rights for any reason may adversely affect our ability to maintain and protect our brands.

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

We incurred net losses in all periods prior to 2009.  We cannot assure you that we can sustain profitability or avoid net losses in the future.  Although we experienced revenue growth in recent periods, such growth rates may not be sustainable and may decrease in the future.  In addition, our ability to be profitable depends on our ability to control our costs and operating expenses, which we expect will increase as we expand our business.  We incurred in the past and expect to continue to incur in future periods certain share-based compensation expenses, which will reduce our net income and may result in future losses.  If we fail to increase net revenues at the rate we anticipate or if our costs and operating expenses increase without a commensurate increase in our net revenues, our business, financial condition and results of operations will be negatively affected.

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

We began offering our personalized matchmaking services in cooperation with matchmaking agencies under an outsourcing model beginning in May 2013 and we had 71 locations offering personalized matchmaking services through such arrangements in China as of December 31, 2014.  Under these cooperation arrangements, we sign the service contracts with the personalized matchmaking clients and the clients also pay us directly while the services are provided by matchmaking agencies under our close supervision.  Prior to May 2013, we had no experience operating through such arrangements with matchmaking agencies, and we can provide no assurance that these arrangements will be successful. We expect to increase these types of arrangements to expand into less developed markets in China. The effect of such cooperation arrangements on our business and results of operations is uncertain and depends upon a variety of factors, including the demand for our services in new local markets and our ability to successfully identify and work with appropriate matchmaking agencies. The matchmaking agencies with whom we enter into such arrangements have certain flexibility in running their operations and their employees are not our employees. To the extent that the matchmaking agencies with whom we enter into such arrangements do not provide services in a manner consistent with our requirements regarding our brands and customer service standards, the value of our brands could suffer. Failure to protect the value of our brands or any other harmful acts or omissions from matchmaking agencies with whom we enter into such arrangements could adversely affect our results of operations and our reputation.  In addition, we also substantially rely on them to gauge market demand.

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

One of our growth strategies is to expand into new services to increase our revenue base.  We intend to target identifiable groups of people who share common interests and the desire to meet other individuals with similar interests, backgrounds or traits.  We have also developed map-based search services and wireless applications which utilize location-based services to make it easier and more convenient for our users to find potential matches on our platforms.  In 2013, we began offering our personalized matchmaking services in cooperation with matchmaking agencies in China.  Our planned expansion into new services will occupy our management’s time and attention and will require us to invest significant capital resources.  The results of our expansion efforts into new services are unpredictable and there is no guarantee that our efforts will have a positive effect on our revenue base.  We face many risks associated with our planned expansion into new services, including but not limited to the following possibilities:

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

Risks Relating to Regulation of Our Business and to Our Structure

If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with restrictions on foreign investment in the online dating services industry, the prohibitions on foreign investment in the online gaming industry and the prohibition on privately funded non-enterprise institutions from engaging in profit-making business operations, we could be subject to severe penalties, including discontinuation of our operations.

Under the Regulations for the Administration of Foreign-invested Telecommunications Enterprises, or the FITE Regulations, foreign ownership of companies that provide value-added telecommunication services, including online dating services, is limited to 50%.  Hence, foreign enterprises and wholly foreign-owned enterprises are currently not able to apply for the licenses required to operate online dating services in China.  In addition, foreign investors are prohibited from investing in online gaming industries under the Guidance Catalogue of Industries for Foreign Investment promulgated in 2015.  Since we are a Cayman Islands exempted company and therefore are a foreign enterprise under PRC law, neither we nor our PRC subsidiaries are eligible to hold a license to operate online dating services or online gaming businesses in China.  In order to comply with the foreign ownership restrictions and prohibitions, we operate our online dating businesses in China through Shanghai Huaqianshu Information Technology Co., Ltd., or Shanghai Huaqianshu, Beijing Huaqianshu Information Technology Co., Ltd., or Beijing Huaqianshu, Beijing Aizhenxin Information Technology Co., Ltd., or Beijing Aizhenxin, and Beijing Shiji Xique Information Technology Co., Ltd., or Xique, and our online gaming business through Shanghai Huaqianshu, each of which is wholly owned by individual shareholders all of whom are PRC citizens.  Our PRC operating companies hold the licenses and approvals that are required to operate our online dating businesses, Shanghai Huaqianshu holds the internet cultural operating license required to operate our online gaming business and Beijing Miyuan Information Technology Co., Ltd., or Beijing Miyuan, has entered into a series of contractual arrangements with our PRC operating companies, including Shanghai Huaqianshu, and/or their respective shareholders.   As a result of these contractual arrangements, we are considered the primary beneficiary of our PRC operating companies and their subsidiaries and consolidate the results of operations of our PRC operating companies and their subsidiaries in our financial statements.  For a description of these contractual arrangements, see “Item 4.  Information on the Company — C. Organizational Structure.”

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

In addition, in October 1998, the PRC State Council promulgated the Provisional Regulations for the Registration Administration of Privately Funded Non-enterprise Institutions, or the Privately Funded Non-enterprise Institutions Regulation. According to the Privately Funded Non-enterprise Institutions Regulation, privately funded non-enterprise institutions may not engage in profit-making business operations, and lawful income accrued from their activities can only be used for business operations prescribed by their articles of association.  We have established a privately funded non-enterprise entity under the supervision of the Shanghai Yangpu District Bureau of Civil Affairs, Shanghai Shiji Jiayuan Matchmaking Service Center, or Jiayuan Shanghai Center, whose business scope includes marriage agency services, through which we operate some of our personalized matchmaking services.  Jiayuan Shanghai Center has entered into a series of contractual arrangements with Beijing Miyuan pursuant to which Jiayuan Shanghai Center agreed to pay service fees equal to a certain percentage of Jiayuan Shanghai Center’s annual revenues to Beijing Miyuan in exchange for technology services from Beijing Miyuan.  See “Item 4. Information on the Company.  C. Organizational Structure.”

In September 2009, the General Administration of Press and Publication, Radio, Film and Television, or GAPPRFT (formerly known as the General Administration of Press and Publication or GAPP), promulgated the Circular Regarding the Implementation of the Department Reorganization Regulation by the State Council and the Relevant Interpretation by the State Commission Office for Public Sector Reform to Further Strengthen the Administration of Pre-approval on Online Games and Approval on Import Online Games, or the GAPP Circular, which provides that foreign investors shall not control or participate in PRC online gaming businesses indirectly or in a disguised manner such as by establishing joint venture companies or entering into relevant agreements with, or by providing technical support to, PRC online gaming operation companies.  It is not clear whether the regulatory authority of GAPPRFT applies to the regulation of ownership structures of companies operating online gaming businesses in China.  Other government agencies that have regulatory jurisdiction over online gaming operations in China, such as the Ministry of Culture, or the MOC, and the Ministry of Industry and Information Technology, or MIIT, the successor of MII, did not join GAPP in issuing the GAPP Circular.  To date, the GAPPRFT has not issued any interpretation of the GAPP Circular.  It is not yet clear how this GAPP Circular will be implemented.

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

In the opinion of Zhong Lun Law Firm, our PRC legal counsel, (i) the corporate structure of our company, our PRC subsidiaries, our PRC operating companies and Jiayuan Shanghai Center are in compliance with existing PRC laws and regulations, and (ii) the contractual arrangements between Beijing Miyuan, on the one hand, and our PRC operating companies and/or their shareholders and/or Jiayuan Shanghai Center, on the other hand, are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect.  However, our PRC legal counsel has further advised us that substantial uncertainties still exist as to how the FITE Regulations, MII Circular 2006, the Privately Funded Non-enterprise Institutions Regulation and the GAPP Circular will be interpreted and implemented by the PRC authorities and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the FITE Regulations, MII Circular 2006, the Privately Funded Non-enterprise Institutions Regulation and the GAPP Ciruclar.  Substantial uncertainties also exist as to how the draft PRC Foreign Investment Law or its implementation rules may impact the viability of our current corporate structure in the future. See “Item 3.  Key Information.  D. Risk Factors—Risks Relating to Regulation of Our Business and to Our Structure—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”  It is uncertain whether any other new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide.   If MIIT, MOFCOM, GAPPRFT, the MOC or another PRC regulatory agency subsequently takes a view contrary to ours or if we, our PRC subsidiaries, or any of our PRC operating companies and Jiayuan Shanghai Center are found to have violated any existing or future PRC laws or regulations, or our corporate structure is found to be in violation with any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

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

Under the equity pledge agreements described in “Item 4.  Information on the Company — C. Organizational Structure — Contractual Arrangements with Shanghai Huaqianshu, Beijing Huaqianshu, Beijing Aizhenxin, Xique and their Respective Shareholders and Jiayuan Shanghai Center,” the shareholders of Shanghai Huaqianshu, Beijing Huaqianshu, Xique and Beijing Aizhenxin have pledged their equity interests in Shanghai Huaqianshu, Beijing Huaqianshu, Xique and Beijing Aizhenxin to Beijing Miyuan.  According to the PRC Property Rights Law, which became effective on October 1, 2007, a pledge is created only when such pledge is registered with the relevant office of the administration for industry and commerce.  We have completed the equity pledge registration as required  under the amended and restated equity pledge agreements by and among Beijing Miyuan and the shareholders of Shanghai Huaqianshu, Beijing Huaqianshu, Beijing Aizhenxin and Xique, as the case may be, with the relevant office of the Administration of Industry and Commerce.

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

In addition, as an offshore holding company of our PRC subsidiaries, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries.  However, any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, is subject to registration or approval of PRC governmental authorities, including the relevant administration of foreign exchange and/or the relevant examining and approval authority.  PRC companies are also generally prohibited by PRC law to directly lend money to each other.  Therefore, loans by us to our PRC subsidiaries in China to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local counterpart.  Capital contributions must be approved by the MOFCOM or its local counterpart.  We may not be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our PRC subsidiaries.  If we fail to receive such approvals, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to act in response to changing market conditions and reallocate funds among our PRC companies on a timely basis.

There are currently no laws or regulations in the PRC governing property rights of virtual assets and therefore it is not clear what liabilities, if any, we may have relating to the loss of virtual assets by our users.

In the course of using our online services, some virtual assets, such as virtual currencies and virtual gifts, can be acquired. In practice, virtual assets can be lost for various reasons, such as data loss caused by delay of network service, by a network crash, or by hacking activities.  There are currently no PRC laws or regulations governing property rights of virtual assets.  As a result, it is unclear who the legal owner of virtual assets is and whether the ownership of virtual assets is protected by law.  In addition, it is unclear under PRC law whether an operator of online services such as us would have any liability (whether in contract, tort or otherwise) for any loss of such virtual assets by users.  Based on several judgments in the online gaming industry, PRC courts have generally required the game operators to provide well-developed security systems to protect virtual assets owned by game players.  In some cases, courts have issued judgments in favor of users and required the game operator to restore the virtual assets and to pay the users for damages.  Such requirements may also be held to be applicable to other online operators, such as ourselves.  In the event of a loss of virtual assets, we may be sued by users and may be held liable for damages.

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

Furthermore, we have provided offline personalized matchmaking services to certain of our clients through Shanghai Huaqianshu and its Beijing and Wuhan branches, Beijing Huaqianshu and Jiayuan Shanghai Center in China, which may be deemed to be a type of marriage agency service. As China has not adopted a comprehensive and specific regulatory framework governing marriage agency services, there are substantial uncertainties regarding the interpretation and implementation of the relevant laws and regulations, especially by the local authorities in different areas, and no assurance can be given that we will not be found to be in violation such laws and regulations. For example, while the business scope of Shanghai Huaqianshu’s Beijing branch and Beijing Huaqianshu includes “marriage agency services,” the relevant Shanghai and Wuhan governmental authorities did not accept our application for inclusion of “marriage agency services” in the business scope of Shanghai Huaqianshu and its Wuhan branch. To further comply with the relevant laws and regulations, we completed the transfer of the offline personalized matchmaking services of Shanghai Huaqianshu to Jiayuan Shanghai Center and Beijing Huaqianshu in February 2015. In March 2015, Shanghai Huaqianshu’s Wuhan branch ceased to provide offline personalized matchmaking services to certain of our clients. We have been informed that the relevant local authorities in Wuhan have commenced an examination of the operations of Shanghai Huaqianshu’s Wuhan branch to assess whether its provision of marriage agency services is outside its business scope. If the relevant governmental authorities in Shanghai or Wuhan determine that Shanghai Huaqianshu or its Wuhan branch has provided marriage agency services without a proper business license, we may be subject to various administrative penalties, including suspension of marriage agency services by Shanghai Huaqianshu Wuhan and its Wuhan branch, fines or confiscation of illegal gains.

If we fail to obtain or maintain all applicable permits and approvals, or fail to comply with PRC regulations, relating to online games and virtual currencies, our ability to conduct our online game business could be affected and we could be subject to penalties and other administrative sanctions.

Pursuant to PRC regulations regulating online games, in order to operate an online game business and virtual currencies used for online games, an operator should obtain an Online Culture Operating Permit from the MOC (with a business scope covering the operation of online games and issuance of virtual currencies) and an Internet Publication License from GAPPRFT in order to directly make its online games publicly available in China. Furthermore, pursuant to the Provisional Measures on the Administration of Online Games promulgated by the MOC on June 3, 2010, an online mobile games operator should make a filing with the MOC in respect of each domestic game within 30 days of commencing operations. In addition, each online game must be screened by GAPPRFT by way of an approval process before it is first published and made publicly available.

Shanghai Huaqianshu is currently operating our online game business. Shanghai Huaqianshu has obtained the Online Culture Operating Permit from the MOC with respect to its operation of online games and is in the process of filing applications for issuance of virtual currencies and applying for the Internet Publication License. In addition, we have not obtained approval from GAPPRFT or completed the filing with the MOC for our online and mobile games. We cannot assure you that (i) Shanghai Huaqianshu can complete the filing for issuance of virtual currencies and obtain the Internet Publication License; or (ii) we can obtain all the required approvals and complete the relevant filing procedures with the relevant government authorities for each game we operate in a timely manner or at all. If the relevant authority challenges the commercial operation of our games and determines that we are in violation of the relevant laws and regulations regarding online and mobile games, it would have the power to, among other things, levy fines against us, confiscate our income and require us to discontinue our online game business.

Our operations may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet-related businesses and companies.

The PRC government extensively regulates the Internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the Internet industry.  These Internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty.  As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.  Issues, risks and uncertainties relating to PRC regulation of the Internet business include, but are not limited to, the permits, licenses or operations at some of our companies being subject to challenge or our failure to obtain permits or licenses that may be deemed necessary for our operations or our inability to obtain or renew certain permits or licenses.  If we fail to obtain and maintain any required licenses or approvals, we may be subject to various penalties, including fines and discontinuation of or restrictions on our operations.  Any such disruption in our business operations may have a material and adverse effect on our results of operations.

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

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The MOFCOM published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations, the trio of existing laws regulating foreign investment in China. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in-line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The MOFCOM is currently soliciting comments on this draft and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether the investment in China is made by a foreign investor or a PRC domestic investor. The draft Foreign Investment Law specifically provides that an entity established in China but “controlled” by foreign investors will be treated as a foreign investor, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the MOFCOM or its local branches, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens. In this connection, “control” is broadly defined in the draft law to include, among others, having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations.  If the foreign investment falls within a “negative list” to be separately issued by the State Council in the future, market entry clearance by the MOFCOM or its local branches would be required.  In all other circumstances, foreign investors may make investments on the same terms as Chinese investors without being subjected to additional approvals from the government authorities as mandated by the existing foreign investment legal regime.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies in the industries that are currently subject to foreign investment restrictions in China. See “Item 3.  Key Information.  D. Risk Factors—Risks Relating to Regulation of Our Business and to Our Structure—If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with restrictions on foreign investment in the online dating services industry, online gaming industry and prohibitions on privately funded non-enterprise institutions from engaging in profit-making business operations, we could be subject to severe penalties, including discontinuation of our operations” and “Item 4.C. Information on the Company—Organizational Structure.” Under the draft Foreign Investment Law, if a variable interest entity is ultimately controlled by a foreign investor via contractual arrangements, it would be deemed as a foreign investment. Accordingly, for companies with a VIE structure in an industry category that is on the “negative list,” the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is or are of PRC nationality. Conversely, if the actual controlling person(s) is or are of foreign nationalities, then the variable interest entities will be treated as foreign invested enterprises and any operation in the industry category on the “negative list” without market entry clearance may be considered illegal.

There is no assurance that we will be regarded as a company controlled by PRC nationals since the draft Foreign Investment Law does not provide clear guidance on the meaning of “control.” In addition, the draft Foreign Investment Law has not taken a position on what actions shall be taken with respect to the existing companies with a VIE structure, although a few possible options were proffered to solicit comments from the public. Under these options, a company with VIE structures and in the business on the “negative list” at the time of enactment of the new Foreign Investment Law has either the option or obligation to disclose its corporate structure to the authorities, while the authorities, after reviewing the ultimate control structure of the company, may either permit the company to continue its business by maintaining the VIE structure (when the company is deemed ultimately controlled by PRC citizens) or require the company to dispose of its businesses and/or VIE structure.  Moreover, it is uncertain whether the online dating and online gaming industries, in which our variable interest entities operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” which may be issued.  If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as MOFCOM market entry clearance, to be completed by companies with existing VIE structure like ourselves, or we plan to apply for determination on the PRC investor status during the clearance process, we face uncertainties as to whether such clearance or ratification can be timely obtained or at all.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable foreign invested entities. In addition to the investment implementation report and any investment amendment report that is required at each investment and any alteration of investment details, an annual report will be mandatory and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with the information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

Risks Relating to Doing Business in China

Changes in economic and political policies of the PRC government could materially adversely affect the overall economic growth of China, which could adversely affect our business.

Substantially all of our business operations are conducted in China.  Accordingly, our business, results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China.  Due to the global financial crisis, the growth of the Chinese economy also slowed down in the second half of 2008 and early 2009.  While the effect of the global economic crisis subsided through 2010, the growth of the Chinese economy slowed down again in the second half of 2011 and in 2012, 2013 and 2014.  It is unclear whether the Chinese economy will resume its high growth rate.  Any prolonged slowdown in the Chinese economy, in particular in the online social network or online dating industry, could negatively impact our business, operating results and financial condition in a number of ways.  For example, our users may decrease spending on our services, while we may have difficulty expanding our user base fast enough, or at all, to offset the impact of decreased spending by our existing users.

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

China’s internet regulator, Cyberspace Administration of China, may enforce real-name registration on online dating sites, which could affect adversely our user base, user engagement with our platforms and our business.

The Cyberspace Administration of China launched a campaign in February 2015 targeting fraud rings, prostitution and service providers’ fraudulent practices on dating websites and other online match-making sites. The government body said it would require dating websites to enforce real-name registration and clearly label and gradually close user accounts which fail to submit real-name verification. However, the government body did not specify a timeline to enforce the real-name registration. If this regulation applies, our existing user base and the number of newly registered user accounts could be affected adversely, as some of our users may not provide real-name verification in order to maintain their privacy.

As a result of the campaign, 65 online dating sites have been shut down for spreading obscene content and allowing users to register with false names. Although we have controls in place in an effort to limit such activities, we cannot conclude that there is no illegal activity conducted by our members on our platforms. Such controls also require continuous effort to crack down on unhealthy dating behaviors on our platforms, which will result in an increase in our research and development expenses. Failure to discover illegal activities on our platforms on a timely basis may lead to government investigations and sanctions, which could have a material and adverse effect on our business.

Our business benefits from certain government tax preferential treatment and incentives.  Expiration, reduction or discontinuation of, or changes to, these incentives will increase our tax burden and reduce our net income.

Prior to January 1, 2008, under applicable PRC tax laws, companies established in China were generally subject to an enterprise income tax, or EIT, at the statutory rate of 33%.  However, certain types of foreign-invested enterprises and high or new-technology enterprises located in certain specified high-tech zones were entitled to preferential tax treatment.  In March 2007, the National People’s Congress enacted the Enterprise Income Tax Law, or the EIT Law, and in December 2007, the State Council promulgated the implementing rules of the EIT Law, or the Implementing Rules, both of which became effective on January 1, 2008.  The EIT Law significantly curtails tax incentives granted to foreign-invested enterprises under the previous tax law.  The EIT Law, however, (i) reduces the statutory rate of EIT from 33% to 25%, (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules and (iii) introduces new tax incentives, subject to various qualification criteria.  In addition, the Implementing Rules permit qualified “high and new technology enterprises,” or HNTEs, to enjoy a reduced EIT rate of 15%.  The qualification criteria are significantly higher than those prescribed by the old tax rules under which we had been granted preferential treatment.  In addition, according to a circular issued by the Ministry of Finance of the PRC and the State Administration of Taxation of the PRC on February 22, 2008, “software enterprises” are entitled to an exemption from income taxes for two years beginning with their first profitable year and a 50% tax reduction to a 12.5% income tax rate for the subsequent three years, provided the “software enterprise” annual inspection has been passed each year.

Shanghai Huaqianshu has been deemed to qualify as an HNTE under the EIT Law for 2010, 2011 and 2012, and was qualified as key software enterprise in 2014 and was entitled to an income tax rate of 10% for 2013 and 2014. In March 2014, Shanghai Huaqianshu completed the application process for the renewal of HNTE status and expects to continue to enjoy a preferential income tax rate of 15% for 2013 to 2015. Beijing Miyuan has qualified as a “software enterprise,” allowing it to be exempt for two years beginning with its first profitable year and a 50% tax reduction to a 12.5% income tax rate for the subsequent three years if it passes the “software enterprise” annual inspection in each of these years.  Although Shanghai Huaqianshu was qualified as a key software enterprise for 2013 and 2014 and as a HNTE for the three years starting from 2013 and Beijing Miyuan was qualified as a software enterprise in 2014, we cannot assure you that Shanghai Huaqianshu will pass the annual inspection of the software enterprise qualification and continue to qualify as a key software enterprise or a HNTE under the EIT Law or that Beijing Miyuan will pass the annual inspection of the software enterprise qualification and continue to qualify as a “software enterprise.”  Shanghai Miyuan had qualified as a “software enterprise,” allowing it to be exempt from income taxes for the 2011 and 2012 fiscal years and apply for a preferential tax rate of 12.5% for the 2013, 2014 and 2015 fiscal years.  However, as Shanghai Miyuan was not continually qualified as a software enterprise in 2014, it became subject to the standard EIT rate of 25% in 2014 and thererafter. In addition, various local governments in China have provided discretionary incentives to us.  However, these local governments may decide to reduce or eliminate these preferential tax treatments or incentives at any time. Furthermore, these local implementations of tax laws may be found to violate national laws or regulations and we may be subject to retroactive imposition of higher taxes as a result.  Any expiration, reduction, discontinuation or revocation of, or changes to, these tax incentives will increase our tax burden and reduce our net income and thus could materially and adversely affect our operating results.

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

The heightened scrutiny by the PRC tax authorities over acquisition transactions may have a negative impact on our business operations, our acquisition or restructuring strategy or the value of your investment in us.

The State Administration of Taxation, or SAT, has issued several rules and notices to tighten the scrutiny over acquisition transactions in recent years, including the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued in December 2009 with retroactive effect from January 1, 2008, or SAT Circular 698, the Notice on Several Issues Regarding the Income Tax of Non-PRC Resident Enterprises promulgated issued in March 28, 2011, or SAT Circular 24, and the Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-PRC Resident Enterprises issued in February 2015, or SAT Circular 7.  Pursuant to these rules and notices, if a non-PRC resident enterprise indirectly transfers PRC taxable properties, such as properties of an establishment or a place in the PRC, real estate properties in the PRC or equity investments in a PRC tax resident enterprise, by disposing  equity interest in an overseas non-public holding company without a reasonable commercial purpose and resulting in the avoidance of PRC enterprise income tax, such an indirect transfer may be deemed a direct transfer of PRC taxable properties and gains derived from such indirect transfer may be subject to PRC withholding tax at a rate of up to 10%.  SAT Circular 7 has listed several factors to be taken into consideration by tax authorities in determining whether an indirect transfer has a reasonable commercial purpose.  However, despite these factors, an indirect transfer satisfying all the following criteria shall be deemed to lack reasonable commercial purpose and be taxable under the PRC laws: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from the PRC taxable properties; (ii) at any time during the one year period prior to the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries that directly or indirectly hold the PRC taxable properties are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC taxable properties is lower than the potential PRC tax on the direct transfer of such assets.  Nevertheless, the indirect transfer falling into the scope of the safe harbor under SAT Circular 7 may not be subject to PRC tax and such safe harbor includes qualified group restructuring, public market trading and tax treaty exemptions.

Under SAT Circular 7, the entities or individuals obligated to pay the transfer price to the transferor shall be the withholding agent and shall withhold the PRC tax from the transfer price.  If the withholding agent fails to do so, the transferor shall report to and pay the PRC tax to the PRC tax authorities.  In case neither the withholding agent nor the transferor complies with the obligations under SAT Circular 7, other than imposing penalties such as late payment interest on the transferors, the tax authority may also hold the withholding agent liable and impose a penalty of 50% to 300% of the unpaid tax on the withholding agent, provided that such penalty imposed on the withholding agent may be reduced or waived if the withholding agent has submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with SAT Circular 7.

However, as these rules and notices are relatively new and there is a lack of clear statutory interpretation on the implementation of the same, there is no assurance that the tax authorities will not apply SAT Circular 698, SAT Circular 24 and SAT Circular 7 to previous investments by non-PRC resident investors in our Company or our pre-listing restructuring, if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our existing non-PRC resident investors may be at risk of being taxed under these rules and notices and may be required to expend valuable resources to comply with or to establish that we should not be taxed under such rules and notices, which may have a material adverse effect on our financial condition and results of operations or such non-PRC resident investors’ investments in us. We have conducted and may conduct acquisitions involving corporate structures, and historically our shares were transferred by certain then shareholders to our current shareholders. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance for the investigation of PRC tax authorities with respect thereto. Any PRC tax imposed on a transfer of our shares or any adjustment of such gains would cause us to incur additional costs and may have a negative impact on the value of your investment in us.

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

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of foreign currency out of China.  We currently receive substantially all of our revenues in Renminbi.  Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries.  The unavailability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency-denominated obligations.  Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from SAFE or its local branch is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.  The PRC government may also at its discretion restrict access to foreign currencies for current account transactions in the future.  If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs. On August 29, 2008, the SAFE promulgated Circular 142 to regulate the conversion of foreign currency into Renminbi by a foreign-invested company by restricting the use of the converted Renminbi.  Circular 142 requires that the registered capital of a foreign-invested company that has been settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless otherwise permitted in its business scope or under applicable laws and regulations.  In addition, the SAFE strengthened its oversight of the flow and use of the funds of a foreign-invested company settled in Renminbi converted from foreign currencies.  The use of such Renminbi capital may not be changed without the SAFE’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used for purposes within the company’s approved business scope.  Violations of Circular 142 will result in severe penalties, such as heavy fines. SAFE issued a circular on March 30, 2015, SAFE Circular No. 19, which will become effective on June 1, 2015 and will replace SAFE Circular No. 142. Pursuant to SAFE Circular No. 19, up to 100% of the foreign currency capital of a foreign invested enterprise may be converted into RMB capital according to the actual business of the enterprise at its will and the RMB capital converted from the foreign currency registered capital of a foreign-invested enterprise may be used for equity investments within the PRC. However, under the SAFE Circular No. 19, RMB capital converted from the foreign currency registered capital of a foreign-invested company still may not in any case be used to advance RMB entrusted loans or repay inter-enterprise RMB loans. Such circulars may significantly limit our PRC subsidiaries’ ability to utilize the net proceeds transferred to it from our initial public offering.

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

SAFE has promulgated several regulations, including the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular No. 75, effective on November 1, 2005, the Circular on Several Issues Concerning Foreign Exchange Administration of Domestic Residents Engaging in Overseas Investment, Financing and Round-Trip Investment via Special Purpose Vehicles, or SAFE Circular 37, which replaced the SAFE Circular No.75 and became effective on the same date, and other related rules.  These rules require PRC residents to register with the local branch of SAFE before contributing their legally owned onshore or offshore assets or equity interest into any special purpose vehicle, or SPV, directly established, or indirectly controlled, by them for the purpose of investment or financing and when there is (a) any change to the basic information of the SPV, such as any change relating to its individual PRC resident shareholders, name or operation period or (b) any material change, such as increase or decrease in the share capital held by its individual PRC resident shareholders, a share transfer or exchange of the shares in the SPV, or a merger or split of the SPV, the PRC resident must register such changes with the local branch of SAFE on a timely basis.  According to the relevant SAFE rules, failure to comply with the registration procedures set forth in SAFE Circular 37 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore companies of SPVs, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from such offshore entity, and may also subject the relevant PRC residents and onshore companies to penalties under PRC foreign exchange administration regulations.  Further, failure to comply with various SAFE registration requirements described above would result in liability for foreign exchange evasion under PRC laws.

We have requested PRC residents who, to our knowledge, hold direct or indirect interests in our company to make the necessary applications, filings and amendments as required under SAFE Circular No. 37 and other related rules.  Ms. Haiyan Gong, Mr. Yongqiang Qian, Mr. Xu Liu, Mr. Fuping Yu, Mr. Cheng Li and Mr. Qingjun Zhu have completed the registrations in relation to our Reorganization and their ownership changes in accordance with SAFE Circular No. 75, and they are required to update the registration or amendment registration in relation to our initial public offering. We cannot assure you, however, that such registrations will be duly completed with the local SAFE branch.  In addition, we may not be informed of the identities of all the PRC residents holding direct or indirect interests in our company, and we cannot provide any assurances that all of our shareholders and beneficial owners who are PRC residents will comply with our request to make, obtain or update any applicable registrations or comply with SAFE Circular No. 37 or other related rules.  The failure or inability of our PRC resident shareholders to make any required registrations or comply with other requirements under SAFE Circular No. 37 and other related rules may subject such PRC residents or our PRC subsidiaries to fines and legal sanctions and may also limit our ability to contribute additional capital or provide loans to (including using the proceeds from our initial public offering) our PRC subsidiaries, limit our PRC subsidiaries’ ability to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us.

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

Companies operating in China are required to participate in various government-sponsored employee benefit plans, including certain pension, housing and other welfare-oriented payment obligations.  One of our PRC operating companies, Shanghai Huaqianshu, has not fully paid the contributions to such plans, as required by applicable PRC regulations.  As of December 31, 2014, the outstanding contributions to social insurance funds and housing funds of Shanghai Huaqianshu for which we made provisions amounted to RMB4.0 million (US$0.6 million).  While we believe we have made adequate provisions for such outstanding amounts in our audited financial statements, our prior failure to make payments may be in violation of applicable PRC labor-related laws and we may be subject to fines if we fail to rectify any violations within the period prescribed by the relevant authorities.  In addition, in the event that any current or former employee files a complaint with the PRC government, we may be required to make additional contributions to our employee benefit plans as well as to pay administrative fines.

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

If additional remedial measures are imposed on the Big Four PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC, we could be unable to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934.

In December 2012, the SEC instituted administrative proceedings against Big Four PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain PRC-based companies that are publicly traded in the United States. On January 22, 2014, the Administrative Law Judge presiding over the matter, or ALJ, rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit workpapers to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months. The Big Four PRC-based accounting firms appealed the ALJ’s initial decision to the SEC. The ALJ’s decision does not take effect unless and until it is endorsed by the SEC. On February 6, 2015, the four China-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. If future document productions fail to meet specified criteria or there is a failure on the process between the SEC and the CSRC, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. If the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to the delisting of our ADSs from NASDAQ or the termination of the registration of our ordinary shares and ADSs under the Securities Exchange Act of 1934, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

Pursuant to the EIT Law, we may be treated as a PRC resident enterprise for PRC tax purposes.  See “Item 3.  Key Information.  D. Risk Factors—Risks Relating to Doing Business in China—We may be classified as a ‘resident enterprise’ for PRC enterprise income tax purposes, which could result in our global income becoming subject to 25% PRC enterprise income tax.” If we are so treated by the PRC tax authorities, we would be obligated to withhold PRC income tax at the reduced rate of up to 5% on payments of dividends on our shares and/or ADSs to investors that are non-resident enterprises of the PRC located in Hong Kong (provided that the competent PRC tax authority approves payment of income tax at such reduced rate) and 10% on payments of dividends on our ordinary shares and/or ADSs to investors that are non-resident enterprises of the PRC located outside Hong Kong, because the dividends payable on our ordinary shares and/or ADSs would be regarded as being derived from sources within the PRC.  In addition, it is unclear if there will be any future guidance extending the withholding tax to dividends we pay to our non-PRC individual shareholders.  Furthermore, any gain realized by any investors who are non-resident enterprises of the PRC from the transfer of our ordinary shares and/or ADSs could be regarded as being derived from sources within the PRC and be subject to a 10% PRC withholding tax and likewise, gains realized by any investors who are non-resident individuals of the PRC from transfer of our ordinary shares and/or ADSs shall be subject to a 20% PRC withholding tax.  Such PRC withholding tax would reduce your investment return on our ordinary shares and/or ADSs and may also materially adversely affect the price of our ordinary shares and/or ADSs.

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

We are a Cayman Islands company and substantially all of our assets are located outside of the United States.  Substantially all of our current operations are conducted in the PRC.  In addition, a majority of our directors and officers are nationals and residents of countries other than the United States and a substantial portion of the assets of these persons are located outside the United States.  As a result, it may be difficult for you to effect service of process within the United States upon these persons.  We have been advised by our Cayman Islands legal counsel, Maples and Calder, that the courts of the Cayman Islands are unlikely (i) to recognise or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature.  In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognise and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met.  For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or  obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy).  A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.  There is recent Privy Council authority (which is binding on the Cayman Islands Court) in the context of a reorganisation plan approved by the New York Bankruptcy Court which suggests that due to the universal nature of bankruptcy/insolvency proceedings, foreign money judgments obtained in foreign bankruptcy/insolvency proceedings may be enforced without applying the principles outlined above.  However, a more recent English Supreme Court authority (which is highly persuasive but not binding on the Cayman Islands Court), has expressly rejected that approach in the context of a default judgment obtained in an adversary proceeding brought in the New York Bankruptcy Court by the receivers of the bankruptcy debtor against a third party, and which would not have been enforceable upon the application of the traditional common law principles summarised above and held that foreign money judgments obtained in bankruptcy/insolvency proceedings should be enforced by applying the principles set out above, and not by the simple exercise of the Courts’ discretion.  Those cases have now been considered by the Cayman Islands Court.  The Cayman Islands Court was not asked to consider the specific question of whether a judgment of a bankruptcy court in an adversary proceeding would be enforceable in the Cayman Islands, but it did endorse the need for active assistance of overseas bankruptcy proceedings.  We understand that the Cayman Islands Court’s decision in that case has been appealed and it remains the case that the law regarding the enforcement of bankruptcy/insolvency related judgments is still in a state of uncertainty.

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

Although it is not clear how the contractual arrangements between us and our PRC operating companies will be treated for purposes of the “passive foreign investment company,” or PFIC, rules, we do not believe we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2014 based upon the composition of our income and assets and valuation of our assets, including goodwill.  However, the application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make a separate determination each year as to whether we are a PFIC after the close of each taxable year.  Because we expect to continue to hold a substantial amount of cash and other passive assets, and because the determination of whether we are a PFIC will depend on the character of our income and assets and the value of our assets from time to time, which may be based in part on the market price of our ADSs, which is likely to fluctuate, we cannot assure you that we will not be a PFIC for any future taxable year.  If we were to be treated as a PFIC for any taxable year during which a United States Holder held an ADS or an ordinary share, the United States Holder could be subject to adverse United States federal income tax consequences upon certain distributions and on gain recognized with respect to the disposition of an ADS.  In addition, a United States Holder may be subject to additional reporting requirements.  See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Consequences—Passive Foreign Investment Company.”

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

Item 4.             Information on the Company

A.            History and development of the Company

Our legal and commercial name is Jiayuan.com International Ltd. Our founder, Ms. Haiyan Gong, commenced our online dating business in 2003, focusing on highly educated users, such as college educated users or users who had received post-secondary education.  In April 2004, Ms. Gong incorporated Shanghai Huaqianshu, a PRC limited liability company, to operate our online dating service business.  Ms. Haiyan Gong and Mr. Fuping Yu each held 61% and 39% of the equity interests, respectively, in Shanghai Huaqianshu.

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

On May 16, 2011, we completed our initial public offering of 7,100,000 ADSs, every two ADSs representing three ordinary shares of par value US$0.001 per share. We listed our ADSs on the NASDAQ Global Select Market, or NASDAQ, on May 11, 2011.

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

In March 2014, Shanghai Miyuan transferred and assigned its obligations and rights under the contractual arrangements with Shanghai Huaqianshu, Beijing Huaqianshu and Xique and their respective shareholders to Beijing Miyuan and the contractual arrangements with Shanghai Huaqianshu, Beijing Huaqianshu and Xique and their respective shareholders were amended and restated.

Our principal executive offices are located at 15/F, Anhua Development Building, No. 35 Anding Road, Chaoyang District, Beijing, the People’s Republic of China, and our telephone number is 86-10-6113-6600. Our registered office in the Cayman Islands is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, NY 10017.

Going private transaction

We received a preliminary non-binding proposal letter, dated March 3, 2015, from Vast Profit Holdings Limited, or Vast Profit, that proposes a “going-private” transaction involving the acquisition of all of our outstanding ordinary shares not already owned by Vast Profit at a price per share of US$3.58, or US$5.37 per American depositary share, in cash.  Our board of directors has formed a special committee of independent directors to consider the proposed “going-private” transaction.

B.            Business overview

We operate Jiayuan.com, the largest online dating platform in China.  As a pioneer in China’s online dating market, we are committed to addressing the dating and marriage needs of China’s rapidly growing urban singles population by providing trusted, effective platforms and superior user experiences.  The Jiayuan.com platform provides single adults with unique opportunities to meet, interact and form a long-term relationship aimed towards marriage.  Our website Jiayuan.com ranked first in terms of number of daily unique visitors and total time spent among all online dating websites in China in 2014, according to iResearch.

Our Jiayuan.com platform employs a results-based pricing model, which we believe distinguishes us from other online dating service providers.  Unlike dating websites that follow a subscription-based model, Jiayuan.com offers users free registration with immediate full search access to our database.  This feature engages new users in the site and entices them to begin exploring our database for potential companions.  Although the search capabilities and exploratory services are provided for free and our users are not required to pay to send an initial message to another user, either the sender or recipient must pay a RMB2.00 to RMB3.00 fee in order to unlock communications.  After the initial message is read, future communications between the same users are free on the Jiayuan.com platform. Our pricing strategy for the initial message is designed to reach and target the mass market with its affordability.  Given the nominal cost to unlock communications, we believe this feature of our business is recession-resistant and serves as a strong foundation of our revenue model.  Furthermore, for users who intend to send or who have received a large amount of initial messages, we offer various types of fee plans that include the option to send up to 200 initial readable messages per day or unlimited message reading during a specified subscription period.

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

We believe that our “世纪佳缘” (Shiji Jiayuan) brand, which is our Chinese name, has become the most well-known and trusted online dating brand in China.  On December 31, 2014, “世纪佳缘” (Shiji Jiayuan) was searched 50-times more often than “交友网站” (Jiao You Wang Zhan), a common term for “dating website” in Chinese, on Baidu.com.  Leveraging our brand and national recognition, we have attracted a critical mass of local users in not only first-tier cities, such as Beijing, Shanghai, Guangzhou and Shenzhen, but also in many second-tier cities across China.  We intend to continue expanding our user base into other second-tier and third-tier cities.  A large user base is a major attraction for new users because of the large number of potential companions available to each of our users at their preferred location.  We believe our localized critical mass on a national scale and well-regarded brand name are difficult for competitors to replicate and provide us with an important competitive advantage.

In 2012, we launched our members-only website, izhenxin.com in connection with our segmentation strategy to provide busy singles a more focused and streamlined environment to search for marriage-minded partners. We believe it was the first online dating platform in China to provide a comprehensive information verification system. Using the information from the comprehensive information verification system, the izhenxin.com website provides each member with an initial “sincerity score.”  As members use the izhenxin.com website, our proprietary algorithm analyzes user behavior and adjusts members’ “sincerity scores” on a real-time basis. As of December 31, 2014, the izhenxin.com website had more than 711,000 verified members.

In December 2012, we acquired certain assets of Beijing Juedui100 relating to the online dating website juedui100.com.

In May 2013, we began offering our personalized matchmaking services in China. At the end of 2014, we had seven locations offering personalized matchmaking services through our own employees and 71 locations that offer the service through outsourced matchmakers.

In connection with furthering our segmentation strategy, in September 2013, we launched qiuai.com, an html-based mobile dating platform tailored to feature mobile users. Qiuai.com was developed specifically for users who have limited access to personal computers, or PCs, and includes core dating features supported by our proprietary matching algorithm. Adopting a subscription-based model to avoid micro-payments with relatively high operator billing costs, qiuai.com recorded more than 9.4 million registered users by the end of 2014.

In October 2013, we launched a limited beta testing of Qiuyuehui, an e-commerce app designed for users to send real gifts or pre-paid dinner invitations to initiate communications. The address of the recipients is kept private from the senders, which helps to ensure dating security for our users.

In October 2014, we completed the purchase of a 20% ownership in Wuhan Didi, a Chinese developer of “Love Note,” a mobile app for communications between lovers.

We accelerated the expansion of our personalized matchmaking services in 2014, with national coverage increasing from 30 locations in 25 cities at the beginning of 2014 to 78 locations in 59 cities by the end of 2014. Leveraging our online resources and the largest online database of Chinese singles, our personalized matchmaking services provide one-on-one search and matchmaking services for clients who prefer more personalized services, helping them save time in finding love and extending the reach to eligible potential companions..

We also continued to expand our business in events and others. Since 2008, we have hosted large scale social gatherings in cities throughout China to provide our users offline opportunities to meet in person.  At the end of 2014, we began to operate a membership dating club in Beijing where members can date or participate in offline dating services hosted at the club. Under this type of service, users pay a single-entry fee or periodic subscription fee to join. Fees for these services are collected upfront. Such offline events also promote our national brand name and benefit our online platform.

We started charging fees for messaging services provided on our Jiayuan.com platform in October 2008, and currently we derive most of our revenues from our online business.  We had an average of 5,668,840 monthly active user accounts in 2014, compared to 5,214,727 in 2013, representing an increase of 8.7%.  In 2014, the number of our average monthly paying user accounts was 1,510,919, compared to 1,339,258 in 2013, representing an increase of 12.8%.  We generated net revenues of RMB410.8 million, RMB492.6 million and RMB614.0 million (US$99.0 million) in 2012, 2013 and 2014, respectively.  We had net income of RMB58.9 million, RMB63.7 million and RMB20.1 million (US$3.2 million) in 2012, 2013 and 2014, respectively.  Excluding non-cash share-based compensation expenses, we had a non-GAAP net income of RMB72.3 million, RMB74.1 million and RMB29.7 million (US$4.8 million) in 2012, 2013 and 2014, respectively.

Our Services

Online Services

Jiayuan.com

Our Jiayuan platform provides single adults unique opportunities to meet, interact with one another and form a long-term relationship aimed towards marriage.  Our Jiayuan platform can be accessed through Internet browsers, wireless applications, desktop clients and WAP mobile browsers. After registering on our Jiayuan platform for free, users can post their own profiles and pictures and have those profiles and pictures viewed by other users for free.  In addition, users can also browse the profiles and pictures of other users, save their preferences and send messages to other users for free.  However, in order for the recipient to read the message, either the sender or the recipient must either pay a nominal fee to unlock communications between the two parties, or have a periodic subscription package.

We began charging fees for messaging services on our Jiayuan platform in October 2008.  We have a results-based fee structure designed to allow users to purchase our fee-based services based on their success in contacting other users.  We offer the following two primary fee plans for our online dating services.

•                                          Unlock Communications Fee.  Payment of our unlock communications fee allows a user to connect with one other user for RMB2.00 to RMB3.00.  While a user initiates contact by sending a message to another user free-of-charge, either the sender or the recipient must pay the fee in order for the recipient to be able to read the message.  Once the first message is sent and read, the sender and the recipient can continue to communicate with each other through our Jiayuan platform without additional fees.  Users can also purchase a single virtual stamp for RMB2.00 or RMB3.00, or purchase a set of virtual stamps to unlock communications.  We also give users free stamps when they provide additional biographical information or pictures to encourage them to explore and utilize our messaging services.

•                                          Periodic Subscription Fees.  Users can also pay for periodic subscriptions that allow them to send up to a maximum of 200 messages per day, or read an unlimited number of messages during the duration of the subscription period.  For sending messages, we offer monthly, three-month, six-month and annual subscription plans.  For reading messages, we offer monthly, three-month, six-month and annual subscription plans.  Periodic subscription fees also include “diamond memberships,” which allow a user unlimited access to send and read messages as well access to enhanced features under our value-added service “VIP memberships” and are available in monthly, three-month, six-month and annual plans. Monthly plans are also available for online chatting.  As part of our strategy to improve monetization and enhance user experience, we consistently evaluate the pricing of our periodic subscription fees and have implemented new packages priced above current subscription products.

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

We also offer web-based games and mobile games under an item-based revenue model where the basic game play functions are free of charge and players are charged for purchases of in-game virtual items or game points.  For web-based games, we cooperate with third-party game developers by entering into cooperation agreements with them. The web-based games designed, developed and hosted by these developers are made available to the players through our Jiayuan platform. We generally collect payments from players in connection with the sale of in-game virtual items and remit certain agreed-upon percentages of the proceeds to the game developers and record revenue net of such remittances.  For mobile games, we are primarily responsible for the operation and selling of game points to players through third party mobile application stores. The mobile application stores remit the proceeds to us after deducting certain agreed-upon percentages of commission fees.

Izhenxin.com

Our izhenxin.com platform gives marriage-minded singles a simple members-only platform in which to interact.  Izhenxin.com is based on Jiayuan’s industry-leading technology and includes enhanced verification and user behavior analysis methodologies to improve both user experience and matching results. Izhenxin.com is a subscription-based platform and users can subscribe to three-day, one-month, three-month and six-month periodic subscription packages. We launched the Android application for izhenxin.com in May 2014, followed by an iOS version in October 2014.

Qiuai.com

We commenced open beta testing for qiuai.com in September 2013, a mobile dating platform optimized for mobile browsers and WAP platforms. Qiuai.com was developed specifically for users who have limited access to PCs. Qiuai.com is free to register and to browse profiles, but male users are required to pay a daily, monthly, three-month or annual subscription fees to read and send messages, while female users can send unlimited messages for free. Qiuai.com also offers value-added services such as virtual gifts and VIP memberships that allow male users to view additional photos beyond the profile thumbnail photo. We generate advertising revenue from Qiuai.com. As of the end of 2014, qiuai.com recorded more than 9.4 million registered user accounts.

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

We expanded our personalized matchmaking services at an accelerated pace since 2013 by leveraging our proprietary customer relations management, or CRM, system, which enables better resource management and allows greater scalability. We developed the business from 30 locations in 25 cities in the fourth quarter of 2013 to 78 locations in 59 cities by the end of 2014. The CRM system allows us to expand our coverage through an outsourcing model, by which we cooperate with local partners leveraging on their local physical presence, experience and management team while allowing them to use Jiayuan’s brand name and limited access to our online resources. Under this outsourcing model, service contracts are signed between Jiayuan and the clients receiving the personalized matchmaking services and such clients also pay directly to Jiayuan. At the end of the 2014, we had 71 out of 78 locations offering personalized matchmaking services through such matchmaking agencies. The number of locations providing matchmaking services increased from 30 locations in 25 cities at the end of 2013 to 78 locations in 59 cities at the end of 2014. At the end of 2014, Jiayuan’s personalized matchmaking locations employed 2,124 matchmakers, compared to 498 matchmakers at the end of 2013.

Events and Others

We organize and host events that allow individuals to meet a large number of potential partners in person.  In 2014, our events were typically large gatherings of approximately 100 to 200 participants with activities designed to facilitate social interaction.  These events include speed-dating, dance parties and other social events for our users.  In 2014, we organized a total of  653 offline events in 79 cities across China.  Attendance is free-of-charge for events where we obtain event sponsorship advertising. For non-sponsored events, we typically collect entry fees at the commencement of the event.

At the end of 2014, we began to operate a membership dating club in Beijing where members can date or participate in offline dating services hosted at the club. Under this type of service, users pay a pay-per-use fee or periodic subscription fee to join. Fees for these services are collected upfront.

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

Our average monthly active user accounts were 5,214,728 in 2013 and 5,668,840 in 2014.  The average percentage of monthly active user accounts that were paying user accounts in 2014 was approximately 26.7%, compared to 25.7% over the corresponding period in the prior year.  In December 2014, 70.6% of our active user accounts were between the ages of 18 to 35, inclusive, and 83.0% of our active user accounts had some post-secondary education, both as reported by our users.  In addition, there were 177 cities in China in which we had at least 10,000 active user accounts in the first quarter of 2015.

We have an active and engaged user base.  In the three months ended December 31, 2014, an average of 1,879 users per day changed their relationship status to “currently dating someone” or “in a relationship” on their Jiayuan profile on our Jiayuan.com platform.  Our monthly paying user accounts increased from an average of 1,224,890 in 2012 and to an average of 1,339,258 in 2013 and increased further to an average of 1,510,919 in 2014.  We generate revenue by converting active user accounts into paying user accounts and by encouraging our users to purchase more services.  Our average monthly ARPU for online services in 2014 was RMB22.6.

Our personalized matchmaking clients are often busy professionals that are existing Jiayuan.com registered users who we have converted to paid matchmaking clients. Participants in our offline events are primarily also users of our online dating services.

Operations

Online Security Measures

We emphasize maintaining a serious and reliable online dating environment on Jiayuan.com and izhenxin.com and high satisfaction levels among our user experience on all of our platforms.  To that end, we have taken a number of steps to promote responsible and appropriate behavior among our users, establish user participation guidelines and disclaimers and allow telephone access to customer service representatives to address user concerns. In particular, we continued to upgrade our online intelligent security system in 2014 to monitor and discourage unhealthy user behavior on a more timely and effective basis.

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

User Support

Our user support team operates 24 hours a day, seven days a week.  As of December 31, 2014, we employed a total of 95 full-time and 26 part-time user support representatives.  Our team of user support representatives helps users with matters such as completing profile descriptions and personal essays and choosing photos for their profiles, as well as answering questions about billing and technical issues.  Our user support team also reviews new and updated profiles and plays an integral role in implementing our online security measures. User support representatives receive ongoing training in an effort to better personalize the experience for users that call in.

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

We have registered 79 trademarks, including “世纪佳缘” (Shiji Jiayuan), “花千树” (Huaqianshu), “jiayuan.com” , “爱真心” (Aizhenxin), “绝对100”(Juedui100) and “求爱”(Qiuai) in the PRC and three trademarks abroad in Hong Kong, Taiwan and the United States.  We have also registered 76 domain names relating to our web sites, including www.jiayuan.com, the primary URL for our online dating platform, www.izhenxin.com, the primary URL for our members-only online dating platform, www.juedui100.com, the primary URL for our newly-acquired online dating platform and www.qiuai.com. We obtained the trademark registration for the “世纪佳缘”(Shiji Jiayuan) trademark and certain of our other trademarks for dating and marriage agency services in 2014.

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

However, certain local governments have promulgated regulations and rules in relation to marriage agencies or marriage agency services.  For example, the Shanghai Municipal Government promulgated the Administrative Measures on Shanghai Marriage Agencies, or the Shanghai Marriage Agency Measures, on December 28, 2001 and subsequently amended these measures on June 24, 2004.  Pursuant to the Shanghai Marriage Agency Measures, commercial marriage agencies are required to obtain a business license specifically including “marriage agency services” in its business scope from the relevant administrative authority for industry and commerce, while non-commercial marriage agencies are required to register with the local branch of the Ministry of Civil Affairs as a privately funded non-enterprise institution and obtain a registration certificate in accordance with the Interim Regulations on the Administration of the Registration of Privately Funded Non-enterprise Institutions , before commencing any marriage agency services.  A privately funded non-enterprise institution may not engage in profit-making business operations, and lawful income accrued from their activities can only be used for business operations prescribed by its articles of association, and is prohibited from being distributed to its sponsor.  In addition, marriage agencies are required to verify the evidence provided in relation to the marriage status as well as other personal information provided by the customer and shall decline to accept or publish any marriage advertisement in the event that the customer provides false or fake proofs.

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

Regulation on Foreign Investment Industry Catalogue

The Catalogue for the Guidance of the Foreign Investment Industries (2015) jointly promulgated by the National Development and Reform Commission and the Ministry of Commerce classifies industry sectors into four categories for the purpose of guiding foreign investment, namely the “encouraged”, “permitted”, “restricted” and “forbidden” categories, among which, the “encouraged”, “restricted” and “forbidden” categories are specified in the Catalogue for the Guidance of the Foreign Investment Industries (2015) while an industry that is not specifically placed into one of the above three categories falls into the category of “permitted” industries.  Pursuant to the Catalogue for the Guidance of the Foreign Investment Industries (2015), value-added telecommunications services businesses (excluding electronic commerce business) are listed within the restricted category.  Businesses falling within the restricted category of foreign investments are those that are subject to a stricter approval process or other conditions, such as restrictions on foreign investment ratios or stricter requirements on the qualification of foreign shareholders.  Direct foreign investment in these businesses, however, is not prohibited by PRC law.  The provision of online dating services by our PRC operating companies is a type of Internet-based business supported by value-added telecommunications services and thus, pursuant to the Catalogue for the Guidance of the Foreign Investment Industries (2015), falls in the restricted category whereby foreign ownership cannot exceed 50% of the total investment. In addition, the operation of online games is classified as Internet publishing activities and Internet cultural operations and therefore falls into the “forbidden” category under the Catalogue for the Guidance of the Foreign Investment Industries (2015), whereby foreign investment are prohibited.  Hence, to comply with these provisions, we conduct our online dating services business and online gaming business principally through contractual arrangements between Beijing Miyuan and our PRC operating companies and their respective shareholders instead of directly owning equity interest in our PRC operating companies.

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

The principal regulations governing the telecommunications and Internet information services that we provide in the PRC include:

•                                          Telecommunications Regulations (2014, revised), or the Telecom Regulations.  The Telecom Regulations categorize all telecommunications businesses in the PRC as either basic or value-added services.  Value-added telecommunications services are defined as telecommunications and information services provided through public network infrastructures.  The “Catalog of Telecommunications Business,” an attachment to the Telecom Regulations and updated by the MII’s Notice on Adjusting the Catalog of Telecommunications Business effective from April 1, 2003, categorizes various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services, according to which, Internet information services, or ICP services, are classified as value-added telecommunications businesses.  Under the Telecom Regulations, commercial operators of value-added telecommunications services are required to first obtain an operating license for value-added telecommunications services, or the ICP License, from the MIIT or its provincial level counterparts.

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

•                                          Provisions on Administration of Internet User Account Names (2015).  Under these provisions,  Internet information service providers shall, pursuant to the principle of “mandatory real name registration at the back-office end, and voluntary real name display at the front-office end,” require users to pass an identity authentication process prior to creating an account.

To comply with these PRC laws and regulations, we operate our value-added telecommunications business through Shanghai Huaqianshu, Beijing Huaqianshu, Beijing Aizhenxin and Xique.  Shanghai Huaqianshu owns the essential domain names and trademarks and holds an ICP License in relation to our value-added telecommunications business on our Jiayuan.com website. Beijing Huaqianshu owns the essential domain names and is in the process of registering the relevant trademarks and holds an ICP License in relation to our value-added telecommunications business on our imdali.com website. Shanghai Huaqianshu owns the essential domain name, Beijing Miyuan owns the trademark and Beijing Huaqianshu holds an ICP License in relation to our value-added telecommunications business on our juedui100.com website. Beijing Aizhenxin owns the essential domain names and trademarks and holds an ICP License in relation to our value-added telecommunications business on our izhenxin.com website. Xique is in the process of registering the relevant trademarks and holds an ICP License in relation to value-added telecommunications business on Xique.com and qiuai.com websites.

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

Regulation of Online Cultural Activities and Online Games

The MOC promulgated the Provisional Regulations for the Administration of Online Games on June 3, 2010, the Provisional Measures on Administration of Internet Culture on February 17, 2011 and the Notice on Issues Relating to Implementing the Newly Amended Provisional Measures on Administration of Internet Culture on March 18, 2011. Pursuant to these regulations and notices, an entity that intends to commercially engage in the production, duplication, import, distribution, broadcasting, publication, exhibition or contest related to online cultural products, including online games, is required to obtain an Online Culture Operating Permit from the applicable provincial level culture administrative authority. Game operators are further required to file separate applications for issuance of virtual currencies and trading. In addition, in relation to virtual currencies trading, game operators can only issue virtual currencies in exchange of service they provide themselves rather than trading for services or products of third parties. Game operators cannot appropriate advance payments from players. Game operators are not allowed to provide trading services of virtual currency to minors. Records of all transactions in the accounts must be kept for minimum 180 days.

Pursuant to the Tentative Measures on Internet Publication, or the Internet Publication Measures, jointly promulgated by MII and GAPP and effective on August 1, 2002, Internet publishers must secure approval, or the Internet Publication License, from GAPP to conduct Internet publication activities, including operation of online games.

On September 28, 2009, GAPP and the National Office of Combating Pornography and Illegal Publications jointly published a circular, under which foreign investors are restricted from controlling and participating in the operation of online game services provided by domestic companies in any form, including entering into relevant agreements or providing technical support. This notice further states that all online games must be screened by GAPPRFT through advanced approvals before they are made available online, and any updated online game versions or any change to the online games are subject to further approvals before they can be made available online.

Shanghai Huaqianshu is currently operating our online games business. Shanghai Huaqianshu has been granted the Online Culture Operating Permit to operate online games.  However, Shanghai Huaqianshu is still in the process of filing applications for issuance of virtual currencies and applying for the Internet Publication License. For more information regarding regulatory risks of our online games business, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we fail to obtain or maintain all applicable permits and approvals, or fail to comply with PRC regulations, relating to online games, our ability to conduct our online game business and certain other businesses could be affected and we could be subject to penalties and other administrative sanctions.”

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

•                                          Administrative Regulations for Advertising promulgated by the State Council on October 26, 1987 and went into effect on December 1, 1987; and

•                                          Implementation Rules for the Administrative Regulations for Advertising promulgated by the State Council on January 9, 1988, and amended on December 3, 1998, December 1, 2000, November 30, 2004 and December 12, 2011, respectively.

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

Trademark Law

Registered trademarks are protected under the Trademark Law adopted in 1982 and amended in 1993, 2001 and 2013.  The PRC Trademark Office of SAIC is responsible for the registration and administration of trademarks throughout the PRC.  The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration.  Where a trademark for which a registration has been made is identical or similar to another trademark that has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected.  Any person applying for the registration of a trademark should not prejudice the existing right of others obtained by priority, nor should any person register in advance a trademark that has already been used by another person and has already gained “sufficient degree of reputation” through that person’s use.  After receiving an application, the PRC Trademark Office will make a public announcement if the relevant trademark passes the preliminary examination.  Within three months after such public announcement, any person may file an opposition against a trademark that has passed a preliminary examination.  The PRC Trademark Office’s decisions on rejection, opposition or cancellation of an application may be appealed to the PRC Trademark Review and Adjudication Board, whose decision may be further appealed through judicial proceedings.  If no opposition is filed within three months after the public announcement period or if the opposition has been overruled, the PRC Trademark Office will approve the registration and issue a registration certificate, upon which the trademark is registered and will be effective for a renewable ten-year period, unless otherwise revoked.

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

The Labor Law and the Labor Contract Law

Pursuant to the Labor Law of the PRC effective on January 1, 1995, the Labor Contract Law of the PRC promulgated by the Standing Committee of National People’s Congress on June 29, 2007 and becoming effective on January 1, 2008, as amended on December 28, 2012 and such amendment becoming effective on July 1, 2013, and the Implementing Regulations of the PRC Labor Contract Law promulgated by the State Council and becoming effective on September 18, 2008, an employment relationship is established from the date when an employee commences working for an employer and a written employment contract shall be entered into on this same day.  If an employment relationship has already been established with an employee but no written employment contract has been entered into simultaneously, a written employment contract shall be entered into within one month from the date on which the employee commences work.  If an employer fails to enter into a written employment contract with an employee after one month but within one year from the date on which the employment relationship is established, it shall pay the employee twice his/her salary for the period from the day following the lapse of one month as of the date of establishment of the employment relationship to the day prior to the execution of written employment contract, and rectify the situation by subsequently entering into a written employment contract with the employee.

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

On August 29, 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Circular No. 142.  Pursuant to Circular No. 142, the Renminbi capital from the settlement of foreign currency capital of a foreign-invested enterprise must be used within the business scope as approved by the applicable government authority, and unless otherwise stipulated by law or regulation, such Renminbi capital may not be used for domestic equity investment.  Documents certifying the purposes of the settlement of foreign currency capital into Renminbi, including a business contract, must also be submitted for the settlement of the foreign currency.  In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of a foreign-invested company.  The use of such Renminbi capital may not be altered without the SAFE’s approval, and such Renminbi capital may not be used to repay Renminbi loans if such loans have not been used.  On March 30, 2015, SAFE issued SAFE Circular No. 19, which will become effective on June 1, 2015 and will replace SAFE Circular No. 142. Pursuant to SAFE Circular No. 19, up to 100% of the foreign currency capital of a foreign invested enterprise may be converted into RMB capital according to the actual business of the enterprise at its will and the RMB capital converted from the foreign currency registered capital of a foreign-invested enterprise may be used for equity investments within the PRC. However, under SAFE Circular No. 19, RMB capital converted from the foreign currency registered capital of a foreign-invested company still may not in any case be used to advance entrusted loans or repay inter-enterprise RMB loans.

Regulation on Foreign Exchange Registration of Offshore Investment by PRC Residents

On July 4, 2014, SAFE issued the Circular on Several Issues Concerning Foreign Exchange Administration of Domestic Residents Engaging in Overseas Investment, Financing and Round-Trip Investment via Special Purpose Vehicles, or SAFE Circular 37, which replaced the Circular on Several Issues Concerning Foreign Exchange Administration for Domestic Residents to Engage in Financing and in Return Investments via Overseas Special Purpose Companies, or Circular No. 75, which went into effect on November 1, 2005.  SAFE Circular 37 and its detailed guidelines require PRC residents to register with the local branch of SAFE before contributing their legally owned onshore or offshore assets or equity interest into any special purpose vehicle, or SPV, directly established, or indirectly controlled, by them for the purpose of investment or financing and when there is (a) any change to the basic information of the SPV, such as any change relating to its individual PRC resident shareholders, name or operation period or (b) any material change, such as increase or decrease in the share capital held by its individual PRC resident shareholders, a share transfer or exchange of the shares in the SPV, or a merger or split of the SPV, the PRC resident must register such changes with the local branch of SAFE on a timely basis.  According to the relevant SAFE rules, failure to comply with the registration procedures set forth in SAFE Circular 37 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore companies of SPVs, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from such offshore entity, and may also subject the relevant PRC residents and onshore companies to penalties under PRC foreign exchange administration regulations.  Further, failure to comply with various SAFE registration requirements described above would result in liability for foreign exchange evasion under PRC laws.

On February 13, 2015, SAFE issued the Circular on Further Simplifying and Improving the Foreign Exchange Policies on Direct Investment, or SAFE Circular No.13, pursuant to which qualified banks are delegated the power to register all PRC residents’ investment in SPVs pursuant to the SAFE Circular No.37, save for supplementary registration applications made by PRC residents who failed to comply with the SAFE Circular No.37, which shall still fall into the jurisdiction of the local SAFE branch.  The SAFE Circular No.13 will take effect on June 1, 2015.

We have requested PRC residents holding direct or indirect interest in our company to our knowledge to make the necessary applications, filings and amendments as required under SAFE Circular No.37 and other related rules.  Ms. Haiyan Gong, Mr. Yongqiang Qian and Mr. Xu Liu, Mr. Fuping Yu, Mr. Cheng Li and Mr. Qingjun Zhu have completed the amendment registration or registration in relation to our Reorganization and their ownership changes in accordance with SAFE Circular No. 75 and they are required to update the registration or amendment registration in relation to our initial public offering. We cannot assure you, however, that such amendment registration will be duly completed with the local SAFE branch.  See “Risk Factors—Risks Relating to Doing Business in China—PRC regulations relating to the establishment of offshore SPVs by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or may otherwise adversely affect us.”

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
Shanghai Huaqianshu Information Technology Co., Ltd., or Shanghai Huaqianshu
Shanghai Shiji Jiayuan Matchmaking Service Center, or Jiayuan Shanghai Center(2)
Beijing Huaqianshu Information Technology Co., Ltd., or Beijing Huaqianshu
Beijing Shiji Xique Information Technology Co., Ltd., or Xique

Equity Ownership

Contractual Arrangements, see "Our History and Corporate Structure — Contractual Arrangements with Shanghai Huaqianshu, Beijing Huaqianshu, Beijing Aizhenxin, Xique and their Respective Shareholders and Jiayuan Shanghai Center."

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

Contractual Arrangements with Shanghai Huaqianshu, Beijing Huaqianshu, Beijing Aizhenxin, Xique and their Respective Shareholders and Jiayuan Shanghai Center

In order to comply with PRC law restricting foreign ownership and investment in value-added telecommunications service businesses and the prohibition on privately funded non-enterprise institutions from engaging in profit-making business operations in China, we operate our online dating businesses, online gaming businesses and offline personalized matchmaking services through a series of contractual arrangements among Beijing Miyuan, Shanghai Huaqianshu, Beijing Huaqianshu, Xique, Beijing Aizhenxin and their respective shareholders and Jiayuan Shanghai Center. Such contractual arrangements include exclusive technology licenses and service agreements, equity pledge agreements, exclusive purchase option agreements, shareholders’ voting rights entrustment agreements and loan agreements. As a result of these contractual arrangements,

•                                          through Beijing Miyuan, we exercise effective control over Shanghai Huaqianshu, Beijing Huaqianshu, Xique, Beijing Aizhenxin and Jiayuan Shanghai Center;

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

Our PRC legal counsel has further advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. There can be no assurance that the PRC regulatory authorities will not take a view that is contrary to the above opinion of our PRC legal counsel in the future and if the PRC government determines that the agreements that establish the structure for operating our PRC online dating businesses, online game businesses and offline personalized matchmaking services do not comply with applicable restrictions on foreign investment in the telecommunications industry, the prohibition on foreign investment in the online game industry, the prohibition on privately funded non-enterprise institutions from engaging in profit-making business operations, we could be subject to severe penalties including being prohibited from continuing operation. See “Item 3.  Key Information.  D. Risk Factors—Risks Relating to Regulation of Our Business and to Our Structure.”

D.                                    Property, plant and equipment

Our principal executive offices are currently located on premises comprising approximately 3,266 square meters at Anhua Development Building, No. 35 Anding Road, Chaoyang District, Beijing, the People’s Republic of China. We also have offices in Shanghai, Guangzhou, Chengdu, Wuhan, Shenzhen and Langfang.  We lease all of our leased premises from unrelated third parties.  We believe after due inquiry that each of the lessors either has valid title to the property or has proper authorization from the title owner to sublease the property.  We plan to renew each of these leases when they expire. Below is a summary of the term of each of our leases

Property	Space (in square meters)	Expiration Date

Beijing	220	May 4, 2016
	293	January 16, 2017
	610	August 18, 2016
Shanghai	694	November 14, 2015
	389	December 5, 2016
Guangzhou	233	March 31, 2016
	296	November 14, 2015
	114	June 30, 2016
Chengdu	308	December 14, 2017
Wuhan	173	December 5, 2015
Shenzhen	566	August 14, 2016
Langfang	136	November 4, 2015
	257	June 19, 2015

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

A.                                    Operating results

Overview

We operate Jiayuan.com, the largest online dating platform in China.  According to iResearch, Jiayuan.com ranked first in terms of number of unique visitors and time spent among all online dating websites in China in 2014.

We derive most of our revenues from our Jiayuan.com platform.  Our Jiayuan.com platform can be accessed through Internet browsers, wireless applications, desktop clients and WAP mobile browsers. We offer users of our Jiayuan.com platform free registration with immediate full search access to our database, and we began charging fees for messaging services provided on our Jiayuan.com platform in October 2008.  Our online revenues are mainly derived from unlock communications fees, periodic subscription fees and revenues from a number of fee-based value-added services from our Jiayuan.com platform.  We charge either the sender or the recipient of our Jiayuan.com platform in order to unlock communications, a pricing strategy designed to target and reach the mass market with its affordability.  We intend to generate additional revenue from our online businesses by increasing the number of our paying users and by encouraging our users to purchase additional services.  We intend to achieve this by broadening the scope of our advertising campaign in online and offline channels and enhancing user experience by optimizing our search methodologies.  We also plan to develop new services for our users, such as continued expansion into our mobile platform, adding additional types of subscription packages and increasing the ways in which users can interact with one another.  In addition, in October 2012, we announced the launch of our new website, izhenxin.com, a new dating website designed to satisfy the needs of China’s marriage-minded singles. In September 2013, we launched open beta testing of qiuai.com, a mobile dating platform tailored to feature phone users, followed by limited beta testing of Qiuyuehui in October 2013, which is an e-commerce app allowing users to send real gifts or pre-paid dinner invitations to initiate communications. As our paying user base grows, we intend to generate additional revenues through our value-added services such as virtual gifts and improved search rankings as well as new value-added services.  We had an average of 5,668,840 monthly active user accounts in 2014.  The number of our average monthly paying user accounts in 2014 was 1,510,919 compared to 1,339,258 in 2013, representing an increase of 12.8%.

We have continued to expand our business to personalized matchmaking services, which we previously referred to as our VIP services and which offer personalized search and matchmaking services for busy professionals who prefer more personalized services. Our personalized matchmaking services help to diversify our revenue mix. By the end of 2014, we performed personalized matchmaking services in 78 locations across 59 cities in China, compared to 30 locations in 25 cities at the end of 2013. Due to the rapid expansion of our personalized matchmaking services, we restructured our reportable segments as online services, personalized matchmaking services and events and other services in 2013. Prior to 2013, our reportable segments were online services, events and personalized matchmaking services and other services.

Events and others is the third component of our business. In 2014 we hosted a total of 653 offline events in 79 cities throughout China to provide our users offline opportunities to meet in person.  Such offline events also help to promote our national brand name and benefit our online platform.

We generated net revenues of RMB410.8 million, RMB492.6 million and RMB614.0 million (US$99.0 million) in 2012, 2013 and 2014, respectively.  We had net income of RMB58.9 million, RMB63.7 million and RMB20.1 million (US$3.2 million) in 2012, 2013 and 2014, respectively.  Excluding non-cash share-based compensation expenses, we had non-GAAP net income of RMB72.3 million, RMB74.1 million and RMB29.7 million (US$4.8 million) in 2012, 2013 and 2014, respectively.  For a reconciliation of our non-GAAP net (loss)/income to our U.S. GAAP net (loss)/income, see “Item 3. Key Information—A. Selected Financial Data.”

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

Our ability to attract and engage paying users.  Our revenues in any given period are significantly affected by the number of users who pay for our online dating services.  Rising income levels and overall economic growth in China in recent years have led to an increasing willingness of users to pay for our services.  Net revenues from our online services increased by 16.4% from RMB362.5 million in 2012 to RMB422.1 million in 2013 and by 0.8% from RMB422.1 million in 2013 to RMB425.5 million (US$68.6 million) in 2014.  This corresponded to a 9.3% increase in average monthly paying user accounts from 1,224,890 in 2012 to 1,339,258 in 2013 and a 12.8% increase in average monthly paying user accounts from 1,339,258 in 2013 to 1,510,919 in 2014.  The average percentage of monthly active user accounts that were paying user accounts in 2014 was approximately 26.7%, compared to 25.7% over the corresponding period in the prior year.  The long-term growth of our business is largely driven by our ability to attract new users and to convert these users into paying users.  We believe we attract users because of our reputation for providing a serious and reliable online dating platform, our large active user base, the high-quality user experience and the general market awareness of our “Jiayuan” brand.  Our users become and remain paying users because of the value and variety of our services as well as our results-based fee structure, which we believe align revenue generation with results experienced by our users.  The growth in revenues to date has been driven primarily by the increasing number of our paying users and by the increase in ARPU and our revenues for future periods will depend on our continued success in attracting and retaining paying users, as well as increasing monetization of the paying users.

However, our ability to attract and engage paying users is also subject to challenges, such as increasing competition in the online dating business in China.  We compete with other online dating service providers, social networking websites and traditional dating services.  If we fail to compete successfully, our results of operations may be adversely affected.

Our ability to introduce new products and services.  Prior to October 2008, we generated revenues primarily from non-message related value-added services and selling advertisement space on our platform.  In an effort to generate additional revenue from our user base, we began charging fees for messaging between users via our Jiayuan.com online dating platform in October 2008, which contributed to our rapid revenue growth.  As a result, 78.0% of net revenue from our online services was generated from our unlock communications fees and periodic message-related subscription fees in 2014.  We also introduced other value-added services, such as virtual gifts, improved search rankings and online chatting services as well as premium user subscriptions such as “VIP memberships” to attract and retain users.  We intend to introduce more value-added services in the future.  In addition, we began cooperating with matchmaking service agencies in providing personalized matchmaking services in China starting from 2013. We allow matchmaking service agencies limited rights to use our brand, trademark and certain resources under our direction in accordance with the matchmaking services agreements.  We expect to expand such matchmaking services in the future. Although we expect net revenue generated from our value-added services and matchmaking services to increase going forward, our results of operations will be affected by the level of user acceptance and popularity of such new products and services.

Our ability to control our operating costs and expenses and improve operational efficiency.  Our profitability is significantly affected by our cost of revenues and operating expenses.  Our cost of revenues from online services, which is related to the number of our active user accounts as well as the manner by which paying user accounts pay for our services, increased 19.6% from RMB117.8  million in 2012 to RMB141.0 million in 2013 and 5.6% from RMB141.0 million in 2013 to RMB148.8 million (US$24.0 million) in 2014 primarily due to the increase in the percentage of user payments that are made through telecommunication operators and the higher commissions charged by our WVAS partners compared to commissions charged by online banking and online payment providers.  The main factors affecting our selling and marketing expenses are our advertising and promotional expenses to attract new users to our platform and services and our personnel costs.  Our selling and marketing expenses have increased significantly from RMB143.4 million in 2012 to RMB183.6 million in 2013 to RMB252.7 million (US$40.7 million) in 2014 as we expanded our marketing and brand promotion efforts, as well as due to the increase in advertising fees charged by our third-party service providers, such as commercial search engines and Internet portals. We expect our selling and marketing expenses to increase in the future as we seek to maintain and expand our user base and as advertising fees charged by third-party service providers continue to increase.  Therefore, our ability to control such costs and expenses will directly impact our profitability.

Description of Certain Statement of Comprehensive Income Items

Net Revenues

We derive our revenues from three segments, online services, personalized matchmaking services and events and other services.  Our net revenues are gross revenues net of the PRC business taxes and surcharges, ranging from 0% to 8.6%, that our PRC operating companies pay on their gross revenues.

The following table sets forth our net revenues by segment for the periods indicated:

	For the year ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
	(in thousands)
Online Services	362,492	422,088	425,544	68,585
Personalized Matchmaking Services	33,143	52,458	164,598	26,528
Events and Other Services	15,168	18,060	23,848	3,844
Total	410,803	492,606	613,990	98,957

Online Services

Net revenues from online services primarily reflect net revenue generated from our online dating services.  Net revenues generated from online dating services primarily consist of unlock communications fees and periodic subscription fees, as well as fees from value-added services such as virtual gifts, improved search rankings and online chatting services. In 2014, 78.0% of net revenues from our online services were generated from our unlock communications fees and periodic message-related subscription fees.  Net revenue from online services accounted for 88.2%, 85.7% and 69.3% of our net revenues in 2012, 2013 and 2014, respectively.

Personalized Matchmaking Services

Net revenues from personalized matchmaking services, which we previously referred to as our VIP services, accounted for 8.1%, 10.6% and 26.8% of our net revenues in 2012, 2013 and 2014, respectively.  Net revenues from personalized matchmaking services primarily reflect net revenues from providing special, personalized services where our service representatives take a proactive approach in finding potential companions for our personalized matchmaking customers.  Payments for personalized matchmaking services are typically collected upon execution of the personalized matchmaking service agreement.  In 2013, we began cooperating with matchmaking service agencies in providing personalized matchmaking services in China. We grant matchmaking service agencies limited rights to use our brand, trademark and certain resources under our direction in accordance with the matchmaking service agreements. We collect upfront payments from clients of the matchmaking services and remit the commission fees to the matchmaking service agencies at the contractual pre-determined rates. We are responsible for the determination of the service scope and price, the signing of the service agreements and the collection of service fees from customers directly. Revenue generated from clients who receive matchmaking services through such matchmaking service agencies are recognized on a gross basis as we are the primary obligor in the service arrangements.

Events and Other Services

Net revenues from events are generated from organizing and hosting events, including speed-dating, dance parties and other social events for our users and consist primarily of ticket sales.  Net revenues from events also include sponsorship fees whereby we enter into sponsorship arrangements with third-party companies to sponsor events hosted by us.  In 2014, we hosted a total of 653 offline events in 79 cities throughout China to provide our users offline opportunities to meet in person.  We expect our events services to continue to attract a large attendance due to our established brand and reputation in the online dating sector. At the end of 2014, we began to operate a membership dating club in Beijing where members can participate in offline dating activities at the club. Under this type of service, users pay a single-entry fee or periodic subscription fees. Fees for these services are collected upfront.

Other services revenue consists primarily of advertising.  Advertising revenues are principally derived from online advertising arrangements, which allow advertisers to place advertisements on particular areas of our websites, in particular formats and over particular periods of time. Historically, advertisements were placed on our Jiayuan.com website and now represent less than 1% of our net revenues in each of 2012, 2013 and 2014, respectively.

Net revenue from events and other services accounted for 3.7%, 3.7% and 3.9% of our net revenues in 2012, 2013 and 2014, respectively.

Cost of Revenues

Our cost of revenues includes the cost of services in our three segments.  Personnel costs include share-based compensation expenses.  The following table sets forth the components of our cost of revenues for the periods indicated:

	For the year ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
	(in thousands)
Online Services	117,830	140,975	148,811	23,984
Personalized Matchmaking Services	15,903	29,792	117,054	18,866
Events and Other Services	9,952	9,754	11,924	1,922
Total	143,685	180,521	277,789	44,772

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

Personalized Matchmaking Services

Cost of services in our personalized matchmaking services segment primarily include personnel costs and commission expenses paid to personalized matchmaking agencies.  Commission expenses represent payments we remit to matchmaking service agencies at the contractual pre-determined rates. Cost of revenues from personalized matchmaking services accounted for 11.1%, 16.5% and 42.1% of our cost of revenues in 2012, 2013 and 2014, respectively.

Events and Other Services

Cost of services in our events and other services segment primarily includes personnel costs, including salaries as well as commissions paid to our staff in respect of events and advertising revenue, and event expenses.  Cost of revenues from events and other services accounted for 6.9%, 5.4% and 4.3% of our cost of revenues in 2012, 2013 and 2014, respectively.

Operating Expenses

Our operating expenses consist of selling and marketing expenses, general and administrative expenses and research and development expenses.  The following table sets forth our operating expenses by amount for the periods indicated:

	For the year ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
	(in thousands)
Selling and Marketing Expenses	143,376	183,619	252,736	40,734
General and Administrative Expenses	54,367	52,565	58,071	9,359
Research and Development Expenses	17,587	21,918	23,149	3,731
Total	215,330	258,102	333,956	53,824

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

Share-based Compensation Expenses

Share options

We have granted certain options to purchase our ordinary shares to our directors, officers, employees and non-employees.  As of December 31, 2012, 2013 and 2014, options to purchase 4,368,382 ordinary shares, 3,134,475 ordinary shares and 2,776,455 ordinary shares, respectively, were outstanding, including options to purchase 1,353,698 ordinary shares, 1,357,529 ordinary shares and 1,373,002 ordinary shares, respectively, that were legally vested.

In 2012, 2013 and 2014, we recognized share-based compensation expenses totaling RMB11.0 million, RMB8.3 million and RMB5.5 million (US$0.9 million), respectively.  Our share-based compensation expenses decreased in 2014 from 2013 primarily due to the accelerated basis of attribution over the requisite service period and in 2013 from 2012 primarily due to the same reason.  These costs are included in cost of revenues, selling and marketing expenses, general and administrative expenses and research and development expenses, and are associated with the expensing of vested options.

As of December 31, 2014, we had RMB3.7 million (US$0.6 million) in unrecognized share-based compensation expenses related to non-vested share options and unrecognized compensation cost of employee options with service vesting conditions were expected to be recognized over a weighted average period of 0.89 years.  We plan to continue to issue options and other share-based compensation as part of our recruitment and retention policies, which may lead to significant share-based compensation expenses in the future.  For more information, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies—Share-based Compensation.”

Restricted shares

In March 2012, December 2012, September 2013 and July 2014, we granted 232,500, 49,040, 34,286 and 486,000 restricted shares, respectively, to certain of our key employees and directors. These restricted shares will vest over a four-year service period, with 25% of the restricted shares subject to vesting on the first anniversary of the date of grant and the remaining 75% subject to vesting in twelve quarterly installments.

For the year ended December 31, 2012, 2013 and 2014, we recorded share-based compensation of RMB2.4 million, RMB2.1 million and RMB4.1 million (US$0.7 million) related to the restricted shares using the graded-vesting method.

As of December 31, 2014, unrecognized compensation expenses relating to the non-vested restricted shares amounted to RMB7.4 million (US$1.2 million). These expenses are expected to be recognized over a weighted average period of 1.03 years.

The following table sets forth a breakdown of our share-based compensation expenses recognized for the periods indicated.

	For the year ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
	(in thousands)
Cost of Revenues	3,380	1,737	1,964	317
Selling and Marketing Expenses	807	371	572	92
General and Administrative Expenses	7,355	7,627	6,308	1,017
Research and Development Expenses	1,821	693	760	122
Total	13,363	10,428	9,604	1,548

Taxation

Cayman Islands

We are not subject to Cayman Islands tax on our income or capital gains.  Payment of dividends is not subject to withholding tax in the Cayman Islands.

British Virgin Islands

Harper Capital Inc. is not subject to British Virgin Islands tax on income or capital gains.  Payment of dividends is not subject to withholding tax in the British Virgin Islands.

Hong Kong

Jiayuan Hong Kong, our wholly-owned subsidiary, is not subject to Hong Kong profits tax on foreign-sourced dividends and capital gains.  As an entity incorporated in Hong Kong, Jiayuan Hong Kong was subject to 16.5% income tax for the year ended December 31, 2014 on its taxable income generated from operations in Hong Kong.  Payment of dividends is not subject to withholding tax in Hong Kong.

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

According to a circular issued by the Ministry of Finance of the PRC and the State Administration of Taxation of the PRC on February 22, 2008, “software enterprises” are entitled to an exemption from income taxes for two years beginning with their first profitable year and a 50% tax reduction to a 12.5% income tax rate for the subsequent three years, provided the “software enterprise” annual inspection has been passed in each of these years.

Our subsidiaries and affiliated entities in China were subject to the statutory EIT rate of 33% on taxable income prior to January 1, 2008 and the standard EIT rate of 25% thereafter, except that (i) Shanghai Huaqianshu has been deemed to qualify as an HNTE under the EIT Law in 2010 and was entitled to the reduced EIT rate of 15% for 2010, 2011 and 2012, and has also been deemed to qualify as an HNTE under the EIT Law in 2013 and entitled to the reduced EIT rate of 15% for 2013, 2014 and 2015; (ii) Shanghai Huaqianshu qualified as a “key software enterprise” in 2013 and was entitled to the reduced EIT rate of 10% for 2013 and 2014; and (iii) Beijing Miyuan has qualified as a “software enterprise,” allowing it to be exempt from income taxes for two years beginning with its first profitable year and a 50% tax reduction to the 12.5% corporate income tax rate for the subsequent three years, if it passes the “software enterprise” annual inspection in each of these years. Shanghai Miyuan had qualified as a “software enterprise,” allowing it to be exempt from income taxes for 2011 and 2012 and a preferential tax rate of 12.5% for 2013, 2014 and 2015, if it passes the “software enterprise” annual inspection in each of these years. However, as Shanghai Miyuan did not continually qualify as a software enterprise in 2014, it was subject to the standard EIT rate of 25% in 2014 and thereafter.

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

Business Tax and Surcharges

Our PRC operating companies are subject to business tax and surcharges at the rate ranging from 0% to 8.6% of their revenues.  We recognized RMB14.2 million, RMB17.1 million and RMB16.3 million (US$2.6 million) of business tax and surcharges as a reduction of revenues in 2012, 2013 and 2014, respectively.

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

With the adoption of the Pilot Program, Shanghai Miyuan, Beijing Miyuan, Beijing Aizhenxin and a majority of Shanghai Huaqianshu’s businesses ceased to be subject to business tax. Shanghai Miyuan became subject to a small-scale tax payer VAT at a rate of 3% in January 2012 and became subject to a general tax payer VAT at a rate of 6% in February 2013, Beijing Miyuan became subject to a small-scale tax payer VAT at a rate of 3% in September 2012 and became subject to a general tax payer VAT at a rate of 6% in January 2014, Beijing Aizhenxin became subject to VAT at a rate of 3% in September 2012 and certain businesses of Shanghai Huaqianshu became subject to a general tax payer VAT at a rate of 6% in June 2014. Jiayuan Shanghai Center, Shanghai Huaqianshu’s “event” business, Shanghai Huaqianshu’s Beijing branch, Beijing Huaqianshu and Xique continued to be subject to business tax.

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

Online Services

We offer two types of online services through all of our online platforms: message exchanging services and value-added services.  We charge for message exchanging services when a registered user initiates contact with another registered user via our online platforms and either the sender or recipient may pay for the service.  Subsequently, we do not charge for any message exchanges between these same two users.  The exchange of messages between two users on our website typically lasts only a few days.  We believe that users place the most value on the initial connection and that users interested in further interactions exchange personal contact information to communicate with each other directly.  We also offer value-added services, primarily virtual gifts, improved search rankings, improved message priority and online chatting.  In 2012, 2013 and 2014, revenues recognized from our value-added services was RMB59.2 million, RMB81.6 million and RMB95.3 million (US$15.7 million), respectively.

We have adopted two primary fee models for our online services on our Jiayuan.com platform: a pay-per-use model and a periodic subscription model.  We have adopted a periodic subscription fee model on our izhenxin.com and qiuai.com platforms.  Online services that we offer under the pay-per-use model include improved search rankings for the duration of one day, message sending or receiving and sending virtual gifts.  As we provide these services within a short period of time, revenue is recognized when the services are rendered.  If the communication patterns of our users change, the timing of our revenue recognition for these services may be impacted and revenue may be deferred and recognized over a longer period.  On our Jiayuan.com platforms, users prepay for virtual currencies, which are used as consideration for our online services.  Until used, virtual currencies purchased by users are recorded as deferred revenue.

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

We also offer web-based games and mobile games under the item-based revenue model where the basic game play functions are free of charge and players are charged for purchases of in-game virtual items or game points. Revenues of games business are included in online service revenue.

For web-based games, we cooperate with third-party game developers by entering into cooperation agreements with them. The web-based games designed, developed and hosted by these developers are made available to the players through our platforms. We view that the developers are primarily responsible for the operation of the web-based games to the players. We generally collect payments from players in connection with the sale of in-game virtual items and remit certain agreed-upon percentages of the proceeds to the game developers and record revenue net of such remittances. Revenue is recognized when the in-game virtual items are consumed.

For mobile games, we are primarily responsible for the operation and sell game points to players through third party mobile application stores. The mobile application stores remit the proceeds to us after deducting certain agreed-upon percentages of commission fees. Revenue from the sale of game points is recorded gross of the commission fees paid to mobile application stores and is recognized when the game points are consumed.

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

In 2013, we began cooperating with matchmaking service agencies for the provision of personalized matchmaking services in China. We grant matchmaking service agencies limited rights to use our brand, trademark and certain resources under our direction in accordance with the matchmaking service agreements. We collect upfront payments from the recipients of the matchmaking services and remit the commission fees to the matchmaking service agencies at the contractual pre-determined rates. We are responsible for the determination of the service scope and price, and the signing of the service agreements and the collection of service fees from customers directly. Revenue generated from clients who receive matchmaking services through matchmaking service agencies are recognized on a gross basis as we are considered the primary obligor in the service arrangements.

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

In July 2012, our board of directors approved to amend certain option awards granted during the period from December 2010 to July 2011. In June 2013, our board of directors also approved to amend certain option awards granted in June 2007.  In October 2014, our board of directors further approved to amend all unexercised option awards as of October 10, 2014.  Such modifications were accounted for pursuant to ASC 718 under U.S. GAAP. The incremental fair value before and after the modification was recognized as follows: (a) for vested options, the incremental share-based compensation expenses were recognized immediately; and (b) for non-vested options, the incremental share-based compensation expenses are recognized in the statement of comprehensive income over the remaining vesting period.

We used the binomial option pricing model, or binomial model, to determine the fair value of stock options, which uses certain assumptions and requires management to make estimations. We estimated the expected volatility of our future share price based on the price volatility of the publicly traded shares of comparable listed companies over the most recent period to be equal to the expected option life of our employees’ share options as well as the historical volatility of our ADS, since January 1, 2012. We estimated the risk-free interest rate based on the market yield of the US dollar denominated China International Government Bond with a maturity comparable to the contractual life of the option.  We incorporated the employees’ early exercise behavior by assuming that early exercise happens when the share price is a certain multiple of the exercise price.  We estimated the multiple of the exercise price using considerations from an empirical research study regarding exercise patterns based on historical statistical data.  An exercise multiple of 2.8 was used for all options as of each grant date. Expected forfeiture rate was estimated based on our understanding in the human resources market and the staff turnover rate of our company. The annual staff turnover rate was estimated at 5% for periods after June 2007 and we are required to true-up forfeiture estimates for all awards with service conditions through the vesting date so that compensation cost is recognized only for awards that vest.  For the options granted before 2013, we had no history or expectation of paying dividends on our ordinary shares.  For the options granted in 2013 and 2014, 5% and 4% dividend yield was assumed in the estimation, respectively, considering our plan to distribute annual dividends in 2013 and thereafter.

Since our ADSs were listed on the NASDAQ Global Select Market in May 2011, we have determined the estimated fair value of our ordinary shares underlying the options based on the closing trading price of our ADSs as of the option grant date.

Consolidation of Affiliated Entities

PRC law currently restricts foreign ownership of Internet content distribution businesses (including operation of online games) and prohibits privately funded non-enterprise institutions from engaging in profit making business operations in China.  To comply with PRC laws and regulations that prohibit or restrict foreign ownership of companies that provide Internet content services in China, we provide services through Shanghai Huaqianshu, Beijing Huaqianshu, Xique and Beijing Aizhenxin which hold the licenses and approvals to provide Internet content services in China. We also provide certain matchmaking services through Jiayuan Shanghai Center which holds the licenses and approvals to provide matchmaking services in Shanghai.  We operate our online game business through Shanghai Huaqianshu which holds the Online Culture Operating Permit for online games and is in the process of filing applications for issuance of virtual currencies and applying for Internet Publication License. We have entered into a series of contractual arrangements with Shanghai Huaqianshu, Beijing Huaqianshu, Xique, Beijing Aizhenxin and their respective equity owners and Jiayuan Shanghai Center.  As a result of these contractual arrangements, we have the ability to effectively control Shanghai Huaqianshu, Beijing Huaqianshu, Xique, Beijing Aizhenxin and Jiayuan Shanghai Center, and accordingly, each of Shanghai Huaqianshu, Beijing Huaqianshu, Xique, Beijing Aizhenxin and Jiayuan Shanghai Center is a VIE of our company.  As we are deemed to have the power to direct the economic activities most significant to Shanghai Huaqianshu, Beijing Huaqianshu, Xique, Beijing Aizhenxin and Jiayuan Shanghai Center and the right to obtain substantially all of the economic benefits and obligation to fund substantially all of the losses, we are considered to be the primary beneficiary of our VIE, and therefore we consolidated the results in our consolidated financial statements under U.S. GAAP.

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

Valuation Allowance Against Deferred Tax Assets

As of December 31, 2014, we recorded valuation allowance of RMB20.5 million (US$3.3 million), primarily attributed to (i) the excess amount of deductible advertising expenses which is not expected to be utilized in the foreseeable future, and (ii) net operating losses in certain PRC entities. We evaluate a variety of factors in determining the amount of the valuation allowance to record, including each entity’s operating performance and accumulated deficit, existence of taxable temporary differences and reversal periods. We record valuation allowance to offset deferred tax assets to the amount that we believe is more-likely-than-not to be realized. In order for us to realize our deferred tax assets, we must be able to generate sufficient taxable income in those jurisdictions where the deferred tax assets are generated from. In the event we are to determine that we would not be able to realize all or part of our deferred tax assets in the future, an adjustment to deferred tax assets would be recorded in our statement of operations in the period in which we make such a determination. Likewise, if we later determine that it is more likely than not that the deferred tax assets would be realized, we would reverse the applicable portion of the previously provided valuation allowance.

Uncertain Tax Positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures.  Significant judgment is required in evaluating our uncertain tax positions and determining its provision for income taxes.  We did not have any significant interest and penalties associated with uncertain tax positions in 2012, 2013 and 2014.  As of December 31, 2014, we did not have any significant unrecognized uncertain tax positions.

Consolidated Results of Comprehensive Income

The following table sets forth a summary of our consolidated statements of comprehensive income for the periods indicated.

	For the year ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
	(in thousands, except share and per share and per ADS data)
Consolidated Statement of Comprehensive Income Data:
Net revenues	410,803	492,606	613,990	98,957
Cost of revenues	(143,685)	(180,521)	(277,789)	(44,772)
Gross profit	267,118	312,085	336,201	54,185
Operating expenses:
Selling and marketing expenses	(143,376)	(183,619)	(252,736)	(40,734)
General and administrative expenses	(54,367)	(52,565)	(58,071)	(9,359)
Research and development expenses	(17,587)	(21,918)	(23,149)	(3,731)
Total operating expenses	(215,330)	(258,102)	(333,956)	(53,824)
Operating income	51,788	53,983	2,245	361
Interest income	13,323	11,687	17,658	2,846
Foreign currency exchange (loss)/income, net	(1,845)	1,935	(1,361)	(219)
Other income, net	4,898	9,104	4,572	737
Income before income tax	68,164	76,709	23,114	3,725
Income tax expenses	(9,227)	(13,053)	(3,007)	(485)
Net income	58,937	63,656	20,107	3,240

2014 compared to 2013

Net Revenues.  Our total net revenues increased by 24.6% from RMB492.6 million in 2013 to RMB614.0 million (US$99.0 million) in 2014.

•                                          Net revenues from online services were RMB425.5 million (US$68.6 million), or 69.3% of our net revenues, in 2014, compared to RMB422.1 million, or 85.7% of our net revenues, in 2013.  The 0.8% increase in our net revenues from online services in 2014, compared to 2013, resulted primarily from an increase in the number of paying users.  Average monthly paying user accounts increased by 12.8% from 1,339,258 in 2013 to 1,510,919 in 2014.

•                                          Net revenues from personalized matchmaking services were RMB164.6 million (US$26.5 million), or 26.8% of our net revenues, in 2014, compared to RMB52.5 million, or 10.6% of our net revenues, in 2013.  The 213.8% increase in our net revenues from personalized matchmaking services in 2014, compared to 2013, resulted primarily from the increase in the number of average monthly personalized matchmaking customers in connection with Jiayuan’s strategy of developing personalized matchmaking service centers in more cities in the PRC.

•                                          Net revenues from events and other services were RMB23.8 million (US$3.8 million), or 3.9% of our net revenues, in 2014, compared to RMB18.1 million, or 3.7% of our net revenues, in 2013. The 32.0% increase in our net revenues from events and other services in 2014, compared to 2013, resulted primarily from the increase in online advertising associated with event sponsorship arrangements.

Cost of Revenues.  Our total cost of revenues increased by 53.9% to RMB277.8 million (US$44.8 million) in 2014 from RMB180.5 million in 2013.  This increase resulted primarily from increases in personnel costs, fees to third-party payment providers, broadband rental and network costs and commissions paid to third-party personal matchmaking service agencies.

•                                          Cost of revenues from online services was RMB148.8 million (US$24.0 million) in 2014, compared to RMB141.0 million in 2013.  Our cost of revenues from online services, which primarily comprises of fees to third-party payment providers, personnel costs, broadband rental and network costs, is related to the number of active user accounts as well as the manner by which paying user accounts pay for our services.  Our cost of revenues from online services grew in absolute amounts in 2014 and increased as a percentage of our net revenues from online services to 35.0% in 2014 from 33.4% in 2013 primarily due to the increase in the commission rates charged by our WVAS partners and the increase in personnel cost due to the continued development of our online businesses.

•                                          Cost of revenues from personalized matchmaking services was RMB117.1 million (US$18.9 million) in 2014, compared to RMB29.8 million in 2013.  The 292.9% increase in our cost of revenues from personalized matchmaking services in 2014, compared to 2013, resulted primarily from the commissions paid to third-party outsourced personal matchmaking service agencies in line with the rapid expansion of personalized matchmaking services and increased personnel costs in 2014.

•                                          Cost of revenues from events and other services was RMB11.9 million (US$1.9 million) in 2014, compared to RMB9.8 million in 2013. The 22.2% increase in our cost of revenues from events and other services in 2014, compared to 2013, resulted primarily from the increase in personnel costs.

Gross Profit and Gross Margin.  As a result of the foregoing, our gross profit increased by 7.7% to RMB336.2 million (US$54.2 million) in 2014 from RMB312.1 million in 2013.  Our gross margin decreased to 54.8% in 2014 from 63.4% in 2013.  This decrease was attributable primarily to personalized matchmaking service agencies as well as the increase in commissions rates paid to our WVAS partners.

•                                          Gross profit in online services decreased to RMB276.7 million (US$44.6 million) in 2014 from RMB281.1 million in 2013.  Gross margin in online services decreased to 65.0% in 2014 from 66.6% in 2013, primarily due to an increase in the commission rates we paid to our WVAS partners.

•                                          Gross profit in personalized matchmaking services increased to RMB47.5 million (US$7.7 million) in 2014 from RMB22.7 million in 2013.  Gross margin in personalized matchmaking services decreased to 28.9% in 2014 from 43.2% in 2013.  The decrease in gross margin resulted primarily from the increased commissions we paid to outsourced personalized matchmaking service centers due to our expended number of service locations and cities in which we offer personalized matchmaking services in 2014.

•                                          Gross profit in events and other services increased to RMB11.9 million (US$1.9 million) in 2014 from RMB8.3 million in 2013.  Gross margin in events and other services increased to 50.0% in 2014 from 46.0% in 2013.  The increase in gross margin resulted primarily from the increase in online advertising associated with event sponsorship arrangements.

Operating Expenses.  Our total operating expenses increased by 29.4% to RMB334.0 million (US$53.8 million) in 2014 from RMB258.1 million in 2013.  This increase was primarily due to increases in our selling and marketing expenses.

•                                          Selling and Marketing Expenses.  Our selling and marketing expenses increased by 37.6% to RMB252.7 million (US$40.7 million) in 2014 from RMB183.6 million in 2013.  This increase resulted primarily due to television brand advertising campaigns conducted in the first and third quarters of 2014 as well as from greater online spending on new user acquisitions, in particular on commercial search engines, navigation sites, application download stores and Internet portals, due to the increase in advertising fees charged by such third-party service providers.  Selling and marketing expenses through online channels such as on commercial search engines, navigation sites, application download stores and Internet portals increased to RMB162.6 million (US$26.2 million) in 2014 from RMB143.9 million in 2013 while selling and marketing expenses on television and offline brand building efforts increased to RMB69.9 million (US$11.3 million) in 2014 from RMB22.2 million in 2013.  Our selling and marketing expenses increased as a percentage of our net revenues, amounting to 41.2% of our net revenues in 2014, compared to 37.3% of our net revenues in 2013, primarily due to the increase in advertising fees charged by third-party advertising service providers.

•                                          General and Administrative Expenses.  Our general and administrative expenses increased by 10.5% to RMB58.1 million (US$9.4 million) in 2014 from RMB52.6 million in 2013.  This increase resulted primarily from the additional provision for specific doubtful accounts increased to RMB1.1 million (US$0.2 million) in 2014 from RMB0.1 million in 2013 and the increase in head count and related salary and benefit expense in 2014. Our general and administrative expenses decreased as a percentage of our net revenues, amounting to 9.5% of our net revenues in 2014, compared to 10.7% of our net revenues in 2013.

•                                          Research and Development Expenses.  Our research and development expenses increased by 5.6% to RMB23.1 million (US$3.7 million) in 2014 from RMB21.9 million in 2013.  This increase was primarily due to an increase in the number of our research and development personnel as well as an increase in average salary for such personnel.

Operating Income and Operating Margin.  As a result of the foregoing, our operating income decreased by 95.8% to RMB2.2 million (US$0.4 million) in 2014 from RMB54.0 million in 2013.  Our operating margin decreased to 0.4% in 2014 from 11.0% in 2013, resulting primarily from the increase in advertising fees on new user acquisitions and offline brand building expenses.

Interest Income.  Our interest income increased by 51.1% to RMB17.7 million (US$2.8 million) in 2014 from RMB11.7 million in 2013 resulting primarily due to an increase in our average cash balance for the year.

Foreign Currency Exchange (Loss)/Income, Net.  Foreign currency exchange loss, net, was RMB1.4 million (US$0.2 million) in 2014 compared to a foreign currency exchange income, net, of RMB1.9 million in 2013 primarily as a result of the depreciation of the Renminbi against the U.S. dollar in 2014.  A portion of the net proceeds from our initial public offering has been converted into Renminbi and are being held by our foreign subsidiaries whose functional currencies are the U.S. dollar.

Other Income, Net.  Our other income, net, decreased to RMB4.6 million (US$0.7 million) in 2014 from RMB9.1 million in 2013 resulting primarily due to the decrease in government subsidy we received in 2014 in relation to local policies promoting high technology enterprises.

Income Tax Expenses.  Our income tax expenses decreased by 77.0% to RMB3.0 million (US$0.5 million) in 2014 from RMB13.1 million in 2013 primarily as a result of the decrease in income before income tax.

Net Income and Net Margin.  As a result of the foregoing, our net income decreased by 68.4% to RMB20.1 million (US$3.2 million) in 2014 from RMB63.7 million in 2013.  Our net margin decreased to 3.3% in 2014 from 12.9% in 2013.

2013 compared to 2012

Net Revenues.  Our total net revenues increased by 19.9% from RMB410.8 million in 2012 to RMB492.6 million in 2013.

•                                          Net revenues from online services were RMB422.1 million, or 85.7% of our net revenues, in 2013, compared to RMB362.5 million, or 88.2% of our net revenues, in 2012.  The 16.4% increase in our net revenues from online services in 2013, compared to 2012, resulted primarily from a higher number of paying users and an increase of ARPU from RMB24.7 in 2012 to RMB25.9.  Average monthly paying user accounts increased by 9.3% from 1,224,890 in 2012 to 1,339,258 in 2013.

•                                          Net revenues from personalized matchmaking services were RMB52.5 million, or 10.6% of our net revenues, in 2013, compared to RMB33.1 million, or 8.1% of our net revenues, in 2012.  The 58.3% increase in our net revenues from personalized matchmaking services in 2013, compared to 2012, resulted primarily from the increase in the number of average monthly personalized matchmaking customers in connection with Jiayuan’s strategy of developing personalized matchmaking service centers in more cities in the PRC.

•                                          Net revenues from events and other services were RMB18.1 million, or 3.7% of our net revenues, in 2013, compared to RMB15.2 million, or 3.7% of our net revenues, in 2012. The 19.1% increase in our net revenues from events and other services in 2013, compared to 2012, resulted primarily from the increase in online advertising associated with event sponsorship arrangements.

Cost of Revenues.  Our total cost of revenues increased by 25.6% to RMB180.5 million in 2013 from RMB143.7 million in 2012.  This increase resulted primarily from increases in personnel costs, fees to third-party payment providers, broadband rental and network costs, commissions paid to third-party personal matchmaking service agencies and depreciation expenses.

•                                          Cost of revenues from online services was RMB141.0 million in 2013, compared to RMB117.8 million in 2012.  Our cost of revenues from online services, which primarily comprises of fees to third-party payment providers, personnel costs, broadband rental and network costs, is related to the number of active user accounts as well as the manner by which paying user accounts pay for our services.  Our cost of revenues from online services grew in absolute amounts in 2013 and increased as a percentage of our net revenues from online services to 33.4% in 2013 from 32.5% in 2012 due to the increase in percentage of user payments through telecommunications operators and the resulting higher commissions charged by our WVAS partners for these payments compared to online banking and online payment providers.

•                                          Cost of revenues from personalized matchmaking services was RMB29.8 million in 2013, compared to RMB15.9 million in 2012.  The 87.3% increase in our cost of revenues from personalized matchmaking services in 2013, compared to 2012, resulted primarily from the increased personnel costs and commissions paid to third-party personal matchmaking service agencies in line with the rapid expansion of personalized matchmaking services in 2013.

•                                          Cost of revenues from events and other services was RMB9.8 million in 2013, compared to RMB10.0 million in 2012. The 2.0% decrease in our cost of revenues from events and other services in 2013, compared to 2012, resulted primarily from a decrease in the number of the events we held to 763 in 2013 from 859 in 2012.

Gross Profit and Gross Margin.  As a result of the foregoing, our gross profit increased by 16.8% to RMB312.1 million in 2013 from RMB267.1 million in 2012.  Our gross margin decreased to 63.4% in 2013 from 65.0% in 2012.  This decrease was attributable primarily to the increase in the percentage of user payments through telecommunications operators and the resulting higher commissions paid to our WVAS partners.

•                                          Gross profit in online services increased to RMB281.1 million in 2013 from RMB244.7 million in 2012.  Gross margin in online services decreased to 66.6% in 2013 from 67.5% in 2012, primarily due to the increase in percentage of user payments through telecommunications operators and the resulting higher commission rate we paid to our WVAS partners.

•                                          Gross profit in personalized matchmaking services increased to RMB22.7 million in 2013 from RMB17.2 million in 2012.  Gross margin in personalized matchmaking services decreased to 43.2% in 2013 from 52.0% in 2012.  The decrease in gross margin resulted primarily from the commissions we paid to personalized matchmaking service centers in 2013.

•                                          Gross profit in events and other services increased to RMB8.3 million in 2013 from RMB5.2 million in 2012.  Gross margin in events and other services increased to 46.0% in 2013 from 34.4% in 2012.  The increase in gross margin resulted primarily from the increase in online advertising associated with event sponsorship arrangements.

Operating Expenses.  Our total operating expenses increased by 19.9% to RMB258.1 million in 2013 from RMB215.3 million in 2012.  This increase was primarily due to increases in our selling and marketing expenses.

•                                          Selling and Marketing Expenses.  Our selling and marketing expenses increased by 28.1% to RMB183.6 million in 2013 from RMB143.4 million in 2012.  This increase resulted primarily from greater online spending on new user acquisitions, in particular on commercial search engines, navigation sites, application download stores and Internet portals due to the increase in advertising fees charged by such third-party service providers.  Selling and marketing expenses through online channels such as on commercial search engines, navigation sites, application download stores and Internet portals increased to RMB143.9 million in 2013 from RMB117.6 million in 2012 while selling and marketing expenses on offline brand building efforts increased to RMB22.2 million in 2013 from RMB13.4 million in 2012.  Our selling and marketing expenses increased as a percentage of our net revenues, amounting to 37.3% of our net revenues in 2013, compared to 34.9% of our net revenues in 2012, primarily due to the increase in advertising fees charged by third-party advertising service providers.

•                                          General and Administrative Expenses.  Our general and administrative expenses decreased by 3.3% to RMB52.6 million in 2013 from RMB54.4 million in 2012.  This decrease resulted primarily from a decrease in professional fees from RMB16.4 million in 2012 to RMB13.5 million in 2013, including legal fees and audit fees. Our general and administrative expenses decreased as a percentage of our net revenues, amounting to 10.7% of our net revenues in 2013, compared to 13.2% of our net revenues in 2012.

•                                          Research and Development Expenses.  Our research and development expenses increased to RMB21.9 million in 2013 from RMB17.6 million in 2012.  This increase was primarily due to an increase in the number of our research and development personnel as well as an increase in average salary for such personnel.

Operating Income and Operating Margin.  As a result of the foregoing, our operating income increased by 4.2% to RMB54.0 million in 2013 from RMB51.8 million in 2012.  Our operating margin decreased to 11.0% in 2013 from 12.6% in 2012, resulting primarily from the increase in advertising fees on new user acquisitions.

Interest Income.  Our interest income decreased by 12.3% to RMB11.7 million in 2013 from RMB13.3 million in 2012 resulting primarily from a decrease in deposits placed in banks due to the purchase of our new office space.

Foreign Currency Exchange (Loss)/Income, Net.  Foreign currency exchange income, net, was RMB1.9 million in 2013 compared to a foreign currency exchange loss of RMB1.8 million in 2012 primarily as a result of the appreciation of the Renminbi against the U.S. dollar in 2013.  A portion of the net proceeds from our initial public offering has been converted into Renminbi and are being held by our foreign subsidiaries whose functional currencies are the U.S. dollar.

Other Income, Net.  Our other income, net, increased to RMB9.1 million in 2013 from RMB4.9 million in 2012.  The increase was primarily due to a government subsidy we received in 2013 in relation to local policies promoting high technology enterprises.

Income Tax Expenses.  Our income tax expenses increased by 41.5% to RMB13.1 million in 2013 from RMB9.2 million in 2012 primarily as a result of withholding taxes we accrued in connection with our plan to repatriate PRC earnings as cash dividends.

Net Income and Net Margin.  As a result of the foregoing, our net income increased by 8.0% to RMB63.7 million in 2013 from RMB58.9 million in 2012.  Our net margin decreased to 12.9% in 2013 from 14.3% in 2012.

B.                                    Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations primarily through cash generated from operations, the issuance of Series A preferred shares and our initial public offering.  All of our Series A preferred shares were automatically converted into ordinary shares immediately upon the completion of our initial public offering in May 2011. Our cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.  As of December 31, 2012, 2013 and 2014, we had RMB257.7 million, RMB232.6 million and RMB196.9 million (US$31.7 million) in cash and cash equivalents, respectively.  As of December 31, 2012, 2013 and 2014, we had RMB233.0 million, RMB336.3 million and RMB239.5 million (US$38.6 million) of short-term deposits, respectively.  We anticipate that our primary sources of liquidity will come from cash flow from operations.

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

The following table sets forth information relating to our cash flows for the periods presented:

	For the year ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	57,685	166,967	77,198	12,441
Net cash provided by/(used in) investing activities	78,960	(111,747)	70,258	11,323
Net cash used in financing activities	(57,659)	(73,234)	(183,627)	(29,595)
Effect of exchange rate changes on cash and cash equivalents	(2,617)	(7,082)	415	69
Net increase/(decrease) in cash and cash equivalents	76,369	(25,096)	(35,756)	(5,762)
Cash and cash equivalents at beginning of year	181,340	257,709	232,613	37,490
Cash and cash equivalents at end of year	257,709	232,613	196,857	31,728

Operating Activities

Net cash provided by operating activities amounted to RMB77.2 million (US$12.4 million) in 2014, primarily attributable to deferred revenue of RMB63.3 million (US$10.2 million), net income of RMB20.1 million (US$3.2 million), accounts payable of RMB15.1 million (US$2.4 million), depreciation and amortization of RMB14.4 million (US$2.3 million), and share-based compensation expenses of RMB9.6 million (US$1.5 million). This was partially offset by prepaid expenses and other current assets of RMB44.7 million (US$7.2 million). The increase in our deferred revenue was primarily due to the significant increase in prepayments for our personalized matchmaking services in connection with Jiayuan’s strategy of developing personalized matchmaking service centers in more cities in the PRC. The increase in our prepaid expenses and other current expenses was primarily due to the significant increase in prepaid commissions to matchmaking service agencies.

Net cash provided by operating activities amounted to RMB167.0 million in 2013, primarily attributable to net income of RMB63.7 million, prepaid expenses and other current assets of RMB20.9 million, accrued expenses and other current liabilities of RMB18.9 million, depreciation and amortization of RMB16.2 million, deferred revenue of RMB15.2million, share-based compensation expenses of RMB10.4 million, income tax payable of RMB9.7 million, net accounts receivable of RMB6.1 million and accounts payable of RMB4.5 million. The decrease in net income was primarily due to the significant increase in advertising expenses.  The increase in our deferred revenue was primarily due to the significant increase in prepayments for personalized matchmaking services.  The increase in our prepaid expenses and other current expenses was primarily due to the significant increase in prepaid commissions to matchmaking service agencies.

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

Net cash provided by investing activities was RMB70.3 million (US$11.3 million) in 2014, primarily attributable to the maturity of short-term deposits totaling RMB336.3 million (US$54.2 million), partially offset by the placement of short-term deposits in the amount of RMB239.5 million (US$38.6 million), investment in equity investee in the amount of RMB11.0 million (US$1.8 million) as well as available-for-sale securities in the amount of RMB10.0 million (US$1.6 million).

Net cash used in investing activities was RMB111.7 million in 2013, primarily attributable to the placement of short-term deposits totaling RMB326.3 million and purchases of equipment totaling RMB18.2 million, partially offset by the maturity of short-term deposits in the amount of RMB233.0 million.

Net cash provided by investing activities was RMB79.0 million in 2012, primarily attributable to the maturity of short-term deposits totaling RMB404.5 million, partially offset by placement of short-term deposits in the amount of RMB233.0 million and purchases of property and equipment totaling RMB83.1 million.

Financing Activities

Net cash used in financing activities in 2014 was RMB183.6 million (US$29.6 million), primarily attributable to dividend payments in the amount of RMB166.0 million (US$26.7 million) and repurchases of our ordinary shares in the amount of RMB26.4 million (US$4.3 million), partially offset by payments received in the amount of RMB8.7 million (US$1.4 million) relating to issuances of ordinary shares in connection with the exercise of share options.

Net cash used in financing activities in 2013 was RMB73.2 million, primarily attributable to dividend payments in the amount of RMB48.2 million and repurchases of our ordinary shares in the amount of RMB33.1 million, partially offset by payments received in the amount of RMB8.1 million relating to issuances of ordinary shares in connection with the exercise of share options.

Net cash used in financing activities in 2012 was RMB57.7 million, primarily reflecting repurchases of our ordinary shares in the amount of RMB63.7 million, partially offset by payments received in the amount of RMB6.0 million relating to issuances of ordinary shares in connection with the exercise of share options.

Capital Expenditures

Our capital expenditures amounted to RMB16.6 million (US$2.7 million) in 2014.  Our capital expenditures in 2014 were used primarily in relation to the acquisition of equity investee and the fixed assets.

Our capital expenditures amounted to RMB87.6 million and RMB18.5 million in 2012 and 2013, respectively.  Our capital expenditures in 2012 were used primarily to purchase our new office building, intangible assets, servers and computer equipment for the further expansion of our business.  Our capital expenditures in 2013 were used primarily to purchase servers and computer equipment for the further expansion of our business and to fit-out our new office building.

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

Regulations in the PRC currently permit payment of dividends of a PRC company, such as our PRC subsidiaries, only out of accumulated profits as determined in accordance with accounting standards and regulations in China.  Each of our PRC subsidiaries is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the cumulative amount reaches 50% of its registered capital. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiaries and operating companies are restricted in their ability to transfer net assets to us in terms of cash dividends, loans or advances.  Such restrictions amounted to approximately RMB122.0 million, RMB120.5 million and RMB113.8 million (US$18.3 million) as of December 31, 2012, 2013 and 2014, respectively.  These reserves are not distributable as cash dividends, or as loans or advances.  Our PRC operating companies may also allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds, which may not be distributed to us.  In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

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

As of December 31, 2014, we employed 32 technology employees who focus on the maintenance of our software and hardware infrastructure.  Our network infrastructure is designed to deliver high levels of availability, performance, security and scalability.  Our network infrastructure is based on a free, open source software bundle commonly referred to as “LAMP,” which consists of a software combination using a Linux operating system, Apache HTTP Server web server software, MySQL database management system and PHP, Perl and/or Python programming language.  Our infrastructure is designed for maximum flexibility and scalability, which we believe facilitates the addition of new features.  Our user support team regularly seeks feedback on the quality of our platform, which help us make improvements to our infrastructure.

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

As of December 31, 2014, we had a technology research, development and platform maintenance team of 103 engineers with experience and expertise in the fields of computing science and software development.  Our research and development efforts are also focused on keeping pace with technological advances in order to make our products and services competitive in the market, such as making our online dating services accessible through wireless devices as well as developing new products targeting different market segments. Since feature and functionality development and keeping pace with technological advances are critical elements to our strategy, we plan to further expand our research and development team.  We also have software in place to monitor potential employee misuse of information provided by our users.

Our research and development expenses were RMB17.6 million, RMB21.9 million and RMB23.1 million (US$3.7 million) in 2012, 2013 and 2014, respectively.

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2014 to December 31, 2014 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.                                    Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2014:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(RMB in thousands)
Operating lease obligations	14,295	8,463	5,832	—	—

Our operating lease obligations consist of office lease obligations for our offices in various locations across China. These leases expire at different times from June 2015 through December 2017 and will become subject to renewal. We intend to evaluate the need to renew each office lease on a case-by-case basis within a reasonable time prior to its expiration.

As of December 31, 2014, other than operating lease obligations, we did not have any other contractual obligations, including long-term debt obligations or purchase obligations.

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

Name	Age	Position
Yongqiang Qian	42	Director, Chairman of the Board
JP Gan	43	Independent Director
Xiaochuan Wang	36	Independent Director
Paul Keung	44	Independent Director
Gaofei Wang	36	Independent Director
Linguang Wu	43	Director, Chief Executive Officer
Shang-Hsiu Koo	34	Chief Financial Officer
Hui Song	35	Senior Vice President of Finance and Accounting

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

Paul Keung has served as our independent director since May 2012.  Mr. Paul Keung has served as the chief financial officer of Tian Ge Interactive Holding Limited, or Tian Ge, a live social video company listed on Hong Kong Stock Exchange, since April 2014. Prior to joining Tian Ge, Mr. Keung served as chief financial officer and senior vice president of business development at NYSE-listed Taomee Holdings Limited, or Taomee, from February 2011 to April 2014. Prior to joining Taomee, Mr. Keung was managing director at Oppenheimer Investments Asia from 2008 to 2011, where he oversaw the firm’s Asia research practice. Between 2000 and 2008, Mr. Keung was executive director of CIBC World Markets, where he was primarily responsible for coverage of the Internet and media sectors in the US and China. From 1998 to 2000, Mr. Keung served as chief information officer at Wyndham International, a global hospitality company. Between 1994 and 1998, he held various roles in investment banking and equity research at Deutsche Morgan Grenfell, PaineWebber Securities, and Salomon Brothers.  He holds a bachelor’s degree in hotel administration from Cornell University and a master’s degree in real estate from New York University.

Gaofei Wang has served as our independent director since October 2014.  Mr. Gaofei Wang has been the chief executive officer of Weibo Corporation, or Weibo, a NASDAQ-listed company, since February 2014 and a senior vice president of SINA Corporation, or SINA, also a NASDAQ-listed company, since May 2013. Mr. Wang has been actively involved in the product and business development of Weibo since its inception and was promoted to general manager of Weibo in December 2012. Mr. Wang joined SINA in August 2000 and worked in its product development department until early 2004 when he transferred to the SINA Mobile division. Mr. Wang served as general manager of SINA Mobile from November 2006 to November 2012. Mr. Wang holds a bachelor’s degree in computer science from Peking University and an Executive MBA from Guanghua School of Management of Peking University.

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

B.                                    Compensation

The aggregate cash compensation paid to our directors and executive officers was RMB3.7 million (US$0.6 million) and options to acquire an aggregate of 30,000 ordinary shares and 180,000 restricted shares were granted to our directors and executive officers in 2014.  No pension, retirement or similar benefits has been set aside or accrued for our executive officers or directors.  We have no service contracts with any of our directors providing for benefits upon termination of employment.

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

The table below sets forth the option grants made to our directors and executive officers pursuant to the 2007 Plan as of December 31, 2014.

Name	Number of Ordinary Shares to be Issued Upon Exercise of Options(1)	Exercise Price per Ordinary Share (in US$)	Date of Grant	Date of Expiration
Yongqiang Qian	60,000	2.7803	July 12, 2012	July 11, 2018
Haiyan Gong	45,000	2.7803	July 12, 2012	July 11, 2018
JP Gan	75,000	3.2733	March 16, 2012	March 15, 2018
	60,000	2.7803	July 12, 2012	July 11, 2018
Jianzhang Liang	25,862	2.7803	July 27, 2011	May 10, 2017
	60,000	2.7803	July 12, 2012	July 11, 2018
Xiaochuan Wang	75,000	3.1833	May 1, 2012	April 30, 2018
	60,000	2.7803	July 12, 2012	July 11, 2018
Paul Keung	42,188	3.1833	May 1, 2012	April 30, 2018
	37,500	2.7803	July 12, 2012	July 11, 2018
Linguang Wu	202,500	3.2733	March 16, 2012	March 15, 2018
	150,000	2.6663	December 21, 2012	December 20, 2018
Shang-Hsiu Koo	45,388	2.7803	December 8, 2010	December 7, 2016
	91,500	2.4803	June 1, 2012	May 31, 2018
	30,000	2.6663	December 21, 2012	December 20, 2018
	15,000	3.7130	July 11, 2014	July 10, 2020
Hui Song	25,547	0.8096	July 1, 2010	June 30, 2016
	1,290	2.7803	July 13, 2011	July 12, 2017
	16,800	3.4033	December 21, 2011	December 20,2017
	52,125	2.4803	June 1, 2012	May 31, 2018
	16,875	2.6663	December 21, 2012	December 20, 2018
	15,000	3.7130	July 11, 2014	July 10, 2020
Other employees and nonemployees	1,573,880	0.5983-6.9933	September 1, 2009 — July 11, 2014	August 31, 2015 — July 10, 2020

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

In October 2014, our board of directors approved to amend all unexercised option awards granted to directors and employees. The exercise prices of share options granted at original exercise prices ranging from US$1.05 to US$7.44 per ordinary share were modified to decreased US$0.4467 per ordinary share. The modification of the exercise price is applicable equally to options vested and unvested and to options granted to our directors and executive officers under the 2007 Original Plan and the 2007 Plan. The incremental fair value before and after the modification was recognized as follows: (a) for vested options, the incremental share-based compensation expenses are recognized immediately; and (b) for non-vested options, the incremental share-based compensation expenses are recognized in the statement of comprehensive income over the remaining vesting period.

The table below sets forth the restricted share awards made to our directors and executive officers pursuant to the 2007 Plan as of December 31, 2014.

Name	Number of Restricted Shares	Date of Grant	End of Vesting Period

Yongqiang Qian	22,500	July 17, 2014	July 16, 2020
Haiyan Gong	22,500	July 17, 2014	July 16, 2020
JP Gan	22,500	July 17, 2014	July 16, 2020
Jianzhang Liang	22,500	July 17, 2014	July 16, 2020
Xiaochuan Wang	22,500	July 17, 2014	July 16, 2020
Paul Keung	22,500	July 17, 2014	July 16, 2020
Linguang Wu	232,500	March 16, 2012	March 16, 2016
Shang-Hsiu Koo	11,538	December 21, 2012	December 21, 2016
	22,500	July 11, 2014	July 10, 2020
Hui Song	6,491	December 21, 2012	December 21, 2016
	22,500	July 11, 2014	July 10, 2020
Other employees and nonemployees	349,578	March 16, 2012 — July 11, 2014	March 15, 2018 — July 10, 2020

The restricted shares began to vest during the year ending December 31, 2013. For the year ended December 31, 2014, we recorded share-based compensation expenses of RMB4.1 million (US$0.7 million) related to the restricted shares using the graded-vesting method. As of December 31, 2014, unrecognized compensation expenses relating to the non-vested restricted shares amounted to RMB7.4 million (US$1.2 million). These expenses are expected to be recognized over a weighted average period of 1.03 years.

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

Audit Committee.  Our audit committee consists of Messrs. Paul Keung, Xiaochuan Wang and Gaofei Wang.  Mr. Paul Keung is the chairman of our audit committee.  Our board of directors has determined that each of Messrs. Paul Keung, Xiaochuan Wang and Gaofei Wang satisfy the “independence” requirements of Rule 5605 of the Nasdaq Listing Rules and meet the criteria for independence set forth in Section 10A(m)(3)(B)(i) of the Securities Exchange Act of 1934, or the Exchange Act.  In addition, our board of directors has determined that Mr. Paul Keung qualifies as an audit committee financial expert under the applicable SEC rules and as a financially sophisticated audit committee member under Rule 5605(c)(2)(A) of the Nasdaq Listing Rules.

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

Compensation Committee.  Our compensation committee consists of Messrs.  JP Gan and Xiaochuan Wang.  Mr. Gan is the chairman of our compensation committee.  Messrs.  JP Gan and Xiaochuan Wang satisfy the “independence” requirements of Rule 5605 of the Nasdaq Listing Rules.  Our compensation committee will assist the board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers.

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

D.                                    Employees

We had a total of 557 and 697 full-time employees as of December 31, 2013 and 2014, respectively.  The following table sets forth the number of our employees by function as of December 31, 2014.

Number of
Employees
Member/customer service	95
Sales	253
Marketing	44
General and administration	69
Technical support	236
Total	697

As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans.  We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.  The total amount of contributions we made to employee benefit plans in 2012, 2013 and 2014 was RMB14.0 million, RMB17.6 million and RMB20.6 million (US$3.3 million), respectively.

We enter into a standard annual employment contract with most of our officers, managers and employees.  These contracts typically include a non-competition provision effective during their employment with us.

We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes.

E.                                    Share Ownership

The following table sets forth information known to us with respect to the beneficial ownership of our ordinary shares as of April 15, 2015, taking into account the number of ordinary shares underlying our outstanding options, by:

•                                          each of our directors and executive officers; and

•                                          each person who is known to us to be the beneficial owner of more than 5.0% of our ordinary shares.

	Ordinary Shares Beneficially Owned
	Number (1)	Percent (1)
Directors and Executive Officers:
Yongqiang Qian (2)	10,655,522	21.3%
JP Gan (3)	6,587,756	13.2%
Linguang Wu (4)	631,392	1.3%
Xiaochuan Wang	*	* %
Paul Keung	*	* %
Gaofei Wang	*	* %
Shang-Hsiu Koo	*	* %
Hui Song	*	* %
Directors and Executive Officers Combined	18,230,518	35.8%
Principal Shareholders
Fame Gain Investments Limited (5)	10,426,711	20.9%
Vast Profit Holdings Limited (6)	9,808,889	19.6%
Funds affiliated with Qiming Venture Partners, L.P. (7)	6,572,756	13.1%

* Beneficially owns less than 1% of our ordinary shares.

(1)                                 Beneficial ownership is determined in accordance with the rules of the SEC.

(2)                                 Includes (i) 8,926,711 ordinary shares held by Fame Gain Investments Limited, a limited liability company organized under the laws of the British Virgin Islands, or Fame Gain; (ii) 1,000,000 restricted American depositary shares held by Fame Gain representing 1,500,000 ordinary shares; (iii) 125,041 American depositary shares representing 187,561 ordinary shares held by Mr. Qian and (iv) 41,250 ordinary shares underlying share options held by Mr. Qian which are currently or exercisable within 60 days of April 15, 2015. Fame Gain Investments Limited is 100% owned by Mr. Qian. The registered address for Fame Gain Investments Limited is P.O. Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands. The business address of Mr. Qian is 15/F, Anhua Development Building, No. 35 Anding Road, Chaoyang District, Beijing, the People’s Republic of China.

(3)                                Includes (i) 6,379,678 ordinary shares held by Qiming Venture Partners, L.P., (ii) 95,578 ordinary shares held by Qiming Managing Directors Fund, L.P. (iii) 97,500 ordinary shares underlying share options held by Mr. Gan which are currently exercisable or exercisable within 60 days of April 15, 2015 and (iv) 15,000 ordinary shares held by Mr. Gan. The general partner of Qiming Venture Partners, L.P. is Qiming GP, L.P., a Cayman Islands exempted limited partnership. The general partner of both Qiming Managing Directors Fund, L.P. and Qiming GP, L.P. is Qiming Corporate GP, Ltd., a Cayman Islands limited company. See also note (6) to this table below. Mr. Gan is a managing director of and participates on the investment committee of Qiming Corporate GP, Ltd. Mr. Gan disclaims beneficial ownership of the ordinary shares owned by Qiming Venture Partners, L.P. and Qiming Managing Directors Fund, L.P. and the ordinary shares underlying the share options. The business address for Mr. Gan is 11400 SE Sixth Street, Suite 100 Bellevue, Washington 98004, USA.

(4)           Includes (i) 228,267 ordinary shares held by Mr. Wu and (ii) 403,125 ordinary shares underlying share options held by Mr. Wu which are currently exercisable or exercisable within 60 days of April 15, 2015.  The business address for Mr. Wu is 15/F, Anhua Development Building, No. 35 Anding Road, Chaoyang District, Beijing, the People’s Republic of China.

(5)                                Includes (i) 8,926,711 ordinary shares held by Fame Gain and (ii) 1,000,000 restricted American depositary shares held by Fame Gain representing 1,500,000 ordinary shares.

(6)                                 Includes 9,808,889 ordinary shares held by Vast Profit.  Vast Profit acquired 8,003,763 ordinary shares from Aprilsky and 1,805,126 ordinary shares from Maysky International Limited.  Based on information provided by Vast Profit in a Schedule 13D filed with the SEC on March 3, 2015, Vast Profit is a company incorporated under the laws of the Cayman Islands and Mr. Sun Guodong is the sole shareholder and director of Vast Profit and the business address of each of Vast Profit and Mr. Sun is Level 54, Hopewell Centre, 183 Queen’s Road East, Hong Kong.

(7)                                Includes (i) 6,379,678 ordinary shares held by Qiming Venture Partners, L.P., (ii) 95,578 ordinary shares held by Qiming Managing Directors Fund, L.P. and (iii) 97,500 ordinary shares underlying share options held by JP Gan which are currently exercisable or exercisable within 60 days of April 15, 2015.  Qiming Venture Partners, L.P. and Qiming Managing Directors Fund, L.P. are collectively referred to as the Qiming Funds. The general partner of Qiming Venture Partners, L.P. is Qiming GP, L.P., a Cayman Islands exempted limited partnership. The general partner of both Qiming Managing Directors Fund, L.P. and Qiming GP, L.P. is Qiming Corporate GP, Ltd., a Cayman Islands limited company. Voting and investment power of the shares held by the Qiming Funds is exercised by the investment committee of Qiming Corporate GP, Ltd., which consists of Duane Kuang, Gary Rieschel, JP Gan and Robert Headley, each of whom disclaims beneficial ownership of the ordinary shares owned by the Qiming Funds except to the extent of his respective pecuniary interest therein. The registered address of the Qiming Funds, Qiming GP, L.P. and Qiming Corporate GP, Ltd. is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

To our knowledge, we had a total of five record holders in the United States. Citibank, N.A., as the depositary of our ADS facility, holds approximately 42.7% of our total outstanding ordinary shares. The number of beneficial owners of our ADSs in the United States is likely much larger than the number of record holders of our ordinary shares in the United States.

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

Going private transaction

We received a preliminary non-binding proposal letter, dated March 3, 2015, from Vast Profit that proposes a “going-private” transaction involving the acquisition of all of our outstanding ordinary shares not already owned by Vast Profit at a price per share of US$3.58, or US$5.37 per American depositary share, in cash.  Our board of directors has formed a special committee of independent directors to consider the proposed “going-private” transaction.

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

Stock Option Grants

See “Item 6. Directors, Senior Management and Employees — Compensation of directors and executive officers.”

Consultant Agreement with Ms. Haiyan Gong

We entered into a consultant agreement with Ms. Haiyan Gong, our founder, in December 2012.  Under this agreement, Ms. Gong agrees to provide, among other things, certain consultant services for a term of three years and will receive a monthly fee of RMB49,000 approximately.

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

Dividend policy

We paid a cash dividend in the amount of RMB44.4 million (US$7.3 million) in March 2014 and a special cash dividend in the amount of RMB121.5 million (US$19.8 million) in October 2014. Our board of directors approved an annual dividend policy in 2013 under which we expect to pay annual dividends with an aggregate amount of up to 60% of the our non-GAAP annual net income. We currently intend to retain 40% of our subsidiaries’ available funds and any future earnings to finance our business and to fund the growth and expansion of our business. Our board of directors has complete discretion as to whether to distribute dividends.

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

The following table provides the high and low trading prices for our ADSs on the NASDAQ Global Select Market for the periods shown.

	Trading Price
	High	Low
	US$	US$
Annual Highs and Lows
2011 (from May 11, 2011)	16.12	5.50
2012	7.95	3.60
2013	9.48	4.64
2014	8.85	4.35

Quarterly Highs and Lows
2013
First Quarter	6.05	4.64
Second Quarter	5.75	4.88
Third Quarter	9.48	5.22
Fourth Quarter	7.78	5.61
2014
First Quarter	8.85	5.85
Second Quarter	6.99	5.10
Third Quarter	6.90	5.26
Fourth Quarter	6.63	4.35

Monthly Highs and Lows
2014
October	6.63	5.01
November	5.79	4.81
December	5.08	4.35
2015
January	5.00	4.18
February	5.15	4.45
March	5.29	4.64
April (through April 15, 2015)	5.55	5.05

B.                                         Plan of Distribution

Not applicable.

C.                                         Markets

Our ADSs, every two ADSs representing three ordinary shares have been listed on the NASDAQ Global Select Market since May 11, 2011 under the symbol “DATE.”

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

Under the EIT Law and implementation regulations issued by the State Council, PRC withholding tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement.  We are a Cayman Islands holding company and substantially all of our income may come from the dividends we receive from our PRC subsidiaries through Jiayuan Hong Kong.  Under the Arrangement between the Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, which became effective on January 1, 2007, income tax on dividends payable to a company resident in Hong Kong that holds more than a 25% equity interest in a PRC resident enterprise may be reduced to a rate of 5%.  However, it is uncertain that we will be able to enjoy such preferential withholding tax treatment.  According to the Circular of the State Administration of Taxation on Printing and Issuing the Administrative Measures for Non-resident Individuals and Enterprises to Enjoy the Treatment Under Taxation Treaties, which became effective on 1 October 2009, the 5% tax rate does not automatically apply and approvals from competent local tax authorities are required before an enterprise can enjoy the relevant tax treatments relating to dividends under relevant taxation treaties.  Furthermore, according to the Notice on Certain Issues with respect to the Enforcement of Dividend Provisions in Tax Treaties issued by the State Administration of Taxation in February 2009, if the main purpose of an offshore arrangement is to obtain a preferential tax treatment, the PRC tax authorities have the discretion to adjust the preferential tax rate enjoyed by the relevant offshore entity.  However, as the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, notwithstanding the foregoing, we may be deemed to be a PRC resident enterprise under the EIT Law.  If we are deemed to be a PRC resident enterprise, we will be subject to PRC enterprise income tax at the rate of 25% on our global income and, unless otherwise provided under the applicable double tax treaties between China and governments of other jurisdictions, our non-resident enterprise shareholders, including the holders of our ADSs, shall be subject to a 10% withholding tax in connection with any dividends received from us and any gains received from disposition of our ordinary shares / ADSs and our non-resident individual shareholders, including the holders of our ADSs, shall be subject to a 20% withholding tax in connection with any gains derived from disposition of our ordinary shares / ADSs and it is unclear if there will be any future guidance extending the withholding tax to dividends we pay to our non-PRC individual shareholders.  In that case, however, dividend income we receive from our PRC subsidiaries may be exempt from PRC enterprise income tax because the EIT Law and its implementation rules generally provide that dividends received from a PRC resident enterprise from its directly invested entity that is also a PRC resident enterprise is exempt from enterprise income tax.  However, as there is still uncertainty as to how the EIT Law and its implementation rules will be interpreted and implemented, we cannot assure you that we are eligible for such PRC enterprise income tax exemptions or reductions.

If we are deemed to be a PRC resident enterprise and our non-resident shareholders (including our ADS holders) are subject to PRC tax as described above, we shall be the withholding agent in respect of the enterprise income tax on payments of dividends to such investors and the payer of the transfer price shall be the withholding agent in respect of the income tax on the disposition gains.  The withholding agent must obtain a tax withholding registration and withhold the income tax from each payment made to a non-resident shareholder and file a report to the competent tax authorities.  Where the withholding agent fails or is unable to perform its withholding obligation, the non-resident shareholder must pay the tax payment due to the applicable tax authorities within seven days after the payment is made or due.  In the event that we or our non-resident shareholders (including our ADS holders) fail to comply with the above procedures, we or our non-resident shareholders (including our ADS holders) may be ordered to rectify the noncompliance or be subject to a fine of no more than RMB10,000.  Failure by us to withhold the income tax fully and timely may result in late payment penalties and a fine of 50% to three times of the unpaid tax and failure by our ADS holders to pay the tax fully and timely may result in late payment penalties and a fine of 50% to five times of the unpaid tax.

United States Federal Income Tax Consequences

The following discussion describes the material United States federal income tax consequences of the ownership and disposition of our ordinary shares and ADSs as of the date hereof.  The discussion is applicable only to U.S. Holders (as defined below) who hold our ordinary shares or ADSs as “capital assets,” as defined in Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).  The discussion below is based upon the provisions of the Code and regulations, administrative rulings and judicial decisions thereunder, all as of the date hereof, which are subject to differing interpretations or change (possibly with retroactive effect) so as to result in United States federal income tax consequences different from those discussed below.  We can provide no assurance that the tax considerations contained in this summary will not be challenged by the Internal Revenue Service or will be sustained by a court if so challenged.

As used herein, the term “U.S. Holder” means a beneficial owner of an ordinary share or ADS that is for United States federal income tax purposes:

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

This discussion does not address state, local, or foreign tax considerations, the Medicare Contribution tax on net investment income, or any estate or gift tax consequences, and does not address tax considerations applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•     a dealer in securities or currencies;

•     a financial institution;

•     a regulated investment company;

•     a real estate investment trust;

•     an insurance company;

•     a tax-exempt organization;

•     a person holding our ordinary shares or ADSs as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•     a trader in securities that has elected the mark-to-market method of accounting;

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

The United States Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying security (for example, pre-releasing ADSs to persons that do not have the beneficial ownership of the securities underlying the ADSs).  Accordingly, the creditability of any PRC taxes and the availability of the reduced tax rate for any dividends received by certain non-corporate U.S. Holders, including individual U.S. Holders, could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs and our company if, as a result of such actions, the holders of ADSs are not properly treated as beneficial owners of underlying ordinary shares.

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

Taxation of Dividends

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of any distributions on the ADSs or ordinary shares (including the amount of any taxes withheld therefrom) will be included in your gross income as ordinary dividend income on the day actually or constructively received by you, in the case of the ordinary shares, or by the depositary, in the case of ADSs.  Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends may be subject to reduced rates of taxation provided that (a) the ordinary shares (or ADSs backed by such shares) with respect to which the dividends are paid are readily tradable on an established securities market in the United States or, in the event we are deemed to be a PRC “resident enterprise” under the PRC tax law, we are eligible for the benefits of the income tax treaty between the United States and the PRC (the “US-PRC Treaty”), (b) we are not a passive foreign investment company (as discussed below under “—Passive Foreign Investment Company”) for either the taxable year in which the dividend is paid or the preceding taxable year, and (c) certain holding period requirements are met. For purposes of clause (a) above, United States Treasury Department guidance indicates that our ADSs, but not our ordinary shares, are traded on an established securities market in the United States.  There can be no assurance that our ADSs will be considered readily tradable on an established securities market.  You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

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

Taxation of Dispositions

Subject to the discussion under “—Passive Foreign Investment Company” below, you will recognize taxable gain or loss on any sale, exchange or other disposition of our ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares.  Such gain or loss will generally be capital gain or loss.  Capital gains are generally subject to United States federal income tax at the same rate as ordinary income, except that non-corporate U.S. Holders who have held their ADSs or ordinary shares for more than one year may be eligible for reduced rates of taxation.  The deductibility of capital losses is subject to limitations.

Any gain or loss recognized by you will generally be treated as United States source gain or loss.  Consequently, you may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.  However, if we are treated as a “resident enterprise” for PRC tax purposes, we may be eligible for the benefits of the US-PRC Treaty.  In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the US-PRC Treaty may treat the gain as PRC source income for foreign tax credit purposes.  You are urged to consult your tax advisors regarding the creditability of any such PRC tax under your particular circumstances.

Passive Foreign Investment Company

Based upon the composition of our income and assets and valuation of our assets, including goodwill, we do not believe we were a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2014.  In general, we will be a PFIC for any taxable year in which:

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

In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends described under “—Taxation of Dividends” above, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.  Under recently enacted legislation, if you hold ADSs or ordinary shares in any year in which we are a PFIC, you are required to file an annual report containing such information as the United States Treasury may require.  If we are or become a PFIC, you should consult your tax advisors regarding any reporting requirements that may apply to you.

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

In certain circumstances, you may avoid the PFIC tax consequences described above by making a valid mark-to-market election, provided the stock of a PFIC is regularly traded on a qualified exchange.  Under current law, the mark-to-market election may be available to holders of ADSs because the ADSs are listed on the Nasdaq Global Select Market, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election.  It should also be noted that only the ADSs and not our ordinary shares are traded on the Nasdaq Global Select Market.  Consequently, if you are a holder of ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election if we are or become a PFIC.  In addition, because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

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

In addition, if we are a PFIC, we currently do not intend to prepare or provide the information necessary to permit you to make a “qualifying electing fund” election under Section 1295 of the Code.

You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or ordinary shares if we are considered a PFIC in any taxable year.

Non-U.S. holders

A non-U.S. Holder generally will not be subject to U.S. federal income tax on dividends paid by us with respect to our ordinary shares or our ADSs unless the income is effectively connected with the non-U.S. Holder’s conduct of a trade or business in the United States (and, if an applicable income tax treaty so requires, attributable to a permanent establishment that is maintained in the United States).

A non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our ordinary shares or our ADSs unless such gain is effectively connected with the non-U.S. Holder’s conduct of a trade or business in the United States (and, if an applicable income tax treaty so requires, attributable to a permanent establishment that is maintained in the United States) or the non-U.S. Holder is a natural person who is present in the United States for 183 days or more and certain other conditions exist.

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

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status to the payor, under penalties of perjury, on the applicable IRS Form W-8BEN.

Additional Reporting Requirements

U.S. Holders who are individuals may be required to report information relating to an interest in certain foreign financial assets, including equity in foreign entities, if the aggregate value of all of these assets exceeds US$50,000.  Our ADSs and ordinary shares are expected to constitute foreign financial assets subject to these requirements.  Failure to comply with these reporting requirements may result in substantial penalties.  You should consult your tax advisors regarding the effect, if any, of these rules on the ownership and disposition of our ADS and ordinary shares.

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

Credit Risk

Financial instruments that potentially subject us to significant concentration of credit risk primarily consist of cash and cash equivalents, short-term deposits, accounts receivable and term deposits.  As of December 31, 2012, 2013 and 2014, substantially all of our cash and cash equivalents and short-term deposits were held by banks located in the PRC that we believes are of high-credit ratings and quality. Accounts receivable are typically unsecured and are mainly derived from revenue collected by distribution and collections companies on our behalf in the PRC.  The risk with respect to accounts receivable is mitigated by credit evaluations that we perform on the distribution and collections companies and our ongoing monitoring of outstanding balances.

Foreign Currency Risk

Substantially all our revenues and expenses are denominated in Renminbi, with a portion in U.S. dollars.  Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars.  Such fluctuations will also affect us with respect to the translation of the net proceeds we receive from our initial public offering into Renminbi.  Furthermore, a decline in the value of the Renminbi could reduce the U.S. dollar equivalent of the value of the earnings from, and our investments in, our PRC companies.  Based on the amount of our U.S. dollar denominated cash and cash equivalents as of December 31, 2014, a 10% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB5.2 million (US$0.8 million) of our total amount of cash and cash equivalents.  To the extent we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations or other uses within the PRC, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion.

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

Inflation Risk

In recent years, China has not experienced significant inflation, and therefore inflation has not had a significant effect on our business.  Although we have not in the past been materially affected by any such inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.  For example, certain operating costs and expenses, such as personnel expenses, building leasing expenses, travel expenses and office operating expenses may increase as a result of higher inflation.  We are not able to hedge our exposures to higher inflation in China.  According to the National Bureau of Statistics in China, the change in the Consumer Price Index in China was 2.6%, 2.6% and 2.0% in 2012, 2013 and 2014, respectively.

Interest Rate Risk

Our exposure to the interest rate risk primarily relates to the interest income generated by excess cash invested in short-term deposits and term deposits.  Interest earning instruments carry a degree of interest rate risk.  We have not been exposed nor do we anticipate being exposed to material risks due to changes in market interest rates.  However, our future interest income may fall short of expectations due to changes in market interest rates.  Based on our interest earning instruments during the year ended December 31, 2014, a 10% change in the interest rates would result in an increase or decrease of RMB1.8 million (US$0.3 million) of our total amount of interest income for 2014.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. We received reimbursements in the amount of US$202,990 and US$195,472 in 2012 and 2014, respectively. We did not receive any reimbursements in 2013.

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

•     in 2013, approximately US$7.8 million and US$5.4 million was used to pay the special cash dividend announced in May 2013 and for our share repurchases, respectively; and

•                  in 2014, approximately US$19.8 million and US$4.3 million were used to pay the special cash dividend announced in October 2014 and for our share repurchases, respectively.

Proceeds from our initial public offering that have yet to be applied have been invested in bank deposits.

Item 15.                                    Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of December 31, 2014, the end of the period covered by this annual report, and has concluded that, as of such date, our disclosure controls and procedures were effective.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2014 using criteria established in “Internal Control-Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2014.

The effectiveness of our internal control over financial reporting as of December 31, 2014 has been audited by PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, as stated in their report which is included in Item 18 of this Annual Report.

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

	Years ended December 31,
	2013	2014
	(In thousands, in RMB)
Audit fees (1)	5,500	5,500
Audit-related fees (2)	—	—
Tax fees (3)	—	400
All other fees (4)	—	—

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

Item 16D.  Exemptions from the Listing Standards for Audit Committee.

Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

The following tables set forth information about our repurchases made in the fiscal year ended December 31, 2014.

Period	Total Number of ADSs Purchased(1)	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of Publicly Announced Program(1)	Maximum Dollar Value of ADSs that May Yet be Purchased Under Publicly Announced Program(1)
		(US$)		(US$)
January 2014	—	—	2,936,119	4,564,761
February 2014	—	—	2,936,119	4,564,761
March 2014	—	—	2,936,119	4,564,761
April 2014	73,200	5.95	3,009,319	4,128,284
May 2014	314,300	5.66	3,323,619	2,340,998
June 2014	146,900	5.74	3,470,519	1,494,048
July 2014	70,919	5.44	3,541,438	1,107,834
August 2014	21,922	5.46	3,563,360	987,503
September 2014	—	—	3,563,360	987,503
October 2014	—	—	3,563,360	987,503
November 2014	—	—	3,563,360	987,503
December 2014	149,100	4.73	3,712,460	277,957
	776,341	5.52

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

4.41

Consent letter among Haiyan Gong, Xu Liu, Yongqiang Qian, Cheng Li, Fuping Yu, Qingjun Zhu, Beijing Huaqianshu Information Technology Co., td., Beijing Shiji Xique Information Technology Co., Ltd., Shanghai Huaqianshu Information Technology Co., Ltd., Shanghai Shiji Jiayuan Matchmaking Service Center, Beijing Miyuan Information Technology Co., Ltd. and Miyuan (Shanghai) Information Technology Co., Ltd., dated March 1, 2014 (incorporated by reference to Exhibit 4.41 of our annual report on Form 20-F (File No. 001-35157) filed with the Commission on April 30, 2014).

4.42

English Translation of Amended and Restated Exclusive Technology License and Services Agreement between Shanghai Huaqianshu Information Technology Co., Ltd. and Beijing Miyuan Information Technology Co., Ltd., dated March 1, 2014 (incorporated by reference to Exhibit 4.42 of our annual report on Form 20-F (File No. 001-35157) filed with the Commission on April 30, 2014).

4.43

English Translation of Amended and Restated Exclusive Technology License and Services Agreement between Shanghai Shiji Jiayuan Matchmaking Service Center and Beijing Miyuan Information Technology Co., Ltd., dated March 1, 2014 (incorporated by reference to Exhibit 4.43 of our annual report on Form 20-F (File No. 001-35157) filed with the Commission on April 30, 2014).

4.44

English Translation of Amended and Restated Exclusive Technology License and Services Agreement between Beijing Huaqianshu Information Technology Co., Ltd. and Beijing Miyuan Information Technology Co., Ltd., dated March 1, 2014 (incorporated by reference to Exhibit 4.44 of our annual report on Form 20-F (File No. 001-35157) filed with the Commission on April 30, 2014).

4.45

English Translation of Amended and Restated Exclusive Technology License and Services Agreement between Beijing Shiji Xique Information Technology Co., Ltd. and Beijing Miyuan Information Technology Co., Ltd., dated March 1, 2014 (incorporated by reference to Exhibit 4.45 of our annual report on Form 20-F (File No. 001-35157) filed with the Commission on April 30, 2014).

4.46

English Translation of Amended and Restated Loan Agreement among Haiyan Gong, Xu Liu, Yongqiang Qian, Cheng Li, Fuping Yu, Qingjun Zhu and Beijing Miyuan Information Technology Co., Ltd., dated March 1, 2014 (incorporated by reference to Exhibit 4.46 of our annual report on Form 20-F (File No. 001-35157) filed with the Commission on April 30, 2014).

4.47

English Translation of Amended and Restated Shareholders’ Voting Rights Entrustment Agreement among Beijing Miyuan Information Technology Co., Ltd., Shanghai Huaqianshu Information Technology Co., Ltd., Haiyan Gong, Xu Liu, Yongqiang Qian, Cheng Li, Fuping Yu and Qingjun Zhu, dated March 1, 2014 (incorporated by reference to Exhibit 4.47 of our annual report on Form 20-F (File No. 001-35157) filed with the Commission on April 30, 2014).

4.48

English Translation of Amended and Restated Exclusive Purchase Option Agreement among Haiyan Gong, Xu Liu, Yongqiang Qian, Cheng Li, Fuping Yu, Qingjun Zhu, Beijing Miyuan Information Technology Co., Ltd. and Shanghai Huaqianshu Information Technology Co., Ltd., dated March 1, 2014 (incorporated by reference to Exhibit 4.48 of our annual report on Form 20-F (File No. 001-35157) filed with the Commission on April 30, 2014).

4.49

English Translation of Amended and Restated Equity Pledge Agreement among Haiyan Gong, Xu Liu, Yongqiang Qian, Cheng Li, Fuping Yu and Qingjun Zhu and Beijing Miyuan Information Technology Co., Ltd., dated March 1, 2014 (incorporated by reference to Exhibit 4.49 of our annual report on Form 20-F (File No. 001-35157) filed with the Commission on April 30, 2014).

4.50

English Translation of Amended and Restated Cooperative Operation Agreement among Beijing Miyuan Information Technology Co., Ltd., Shanghai Huaqianshu Information Technology Co., Ltd. and Shanghai Shiji Jiayuan Matchmaking Service Center, dated March 1, 2014 (incorporated by reference to Exhibit 4.50 of our annual report on Form 20-F (File No. 001-35157) filed with the Commission on April 30, 2014).

4.51

English Translation of Amended and Restated Loan Agreement among Haiyan Gong, Xu Liu, Yongqiang Qian, Cheng Li, Fuping Yu, Qingjun Zhu and Beijing Miyuan Information Technology Co., Ltd., dated March 1, 2014 (incorporated by reference to Exhibit 4.51 of our annual report on Form 20-F (File No. 001-35157) filed with the Commission on April 30, 2014).

4.52

English Translation of Amended and Restated Shareholders’ Voting Rights Entrustment Agreement among Beijing Miyuan Information Technology Co., Ltd., Beijing Huaqianshu Information Technology Co., Ltd., Haiyan Gong, Xu Liu, Yongqiang Qian, Cheng Li, Fuping Yu and Qingjun Zhu, dated March 1, 2014 (incorporated by reference to Exhibit 4.52 of our annual report on Form 20-F (File No. 001-35157) filed with the Commission on April 30, 2014).

4.53

English Translation of Amended and Restated Exclusive Purchase Option Agreement among Haiyan Gong, Xu Liu, Yongqiang Qian, Cheng Li, Fuping Yu, Qingjun Zhu, Beijing Miyuan Information Technology Co., Ltd. and Beijing Huaqianshu Information Technology Co., Ltd., dated March 1, 2014 (incorporated by reference to Exhibit 4.53 of our annual report on Form 20-F (File No. 001-35157) filed with the Commission on April 30, 2014).

4.54

English Translation of Amended and Restated Equity Pledge Agreement among Haiyan Gong, Xu Liu, Yongqiang Qian, Cheng Li, Fuping Yu and Qingjun Zhu and Beijing Miyuan Information Technology Co., Ltd., dated March 1, 2014 (incorporated by reference to Exhibit 4.54 of our annual report on Form 20-F (File No. 001-35157) filed with the Commission on April 30, 2014).

4.55

English Translation of Amended and Restated Loan Agreement among Haiyan Gong, Xu Liu, Yongqiang Qian, Cheng Li, Fuping Yu, Qingjun Zhu and Beijing Miyuan Information Technology Co., Ltd., dated March 1, 2014 (incorporated by reference to Exhibit 4.55 of our annual report on Form 20-F (File No. 001-35157) filed with the Commission on April 30, 2014).

4.56

English Translation of Amended and Restated Shareholders’ Voting Rights Entrustment Agreement among Beijing Miyuan Information Technology Co., Ltd., Beijing Shiji Xique Information Technology Co., Ltd., Haiyan Gong, Xu Liu, Yongqiang Qian, Cheng Li, Fuping Yu and Qingjun Zhu, dated March 1, 2014 (incorporated by reference to Exhibit 4.56 of our annual report on Form 20-F (File No. 001-35157) filed with the Commission on April 30, 2014).

4.57

English Translation of Amended and Restated Exclusive Purchase Option Agreement among Haiyan Gong, Xu Liu, Yongqiang Qian, Cheng Li, Fuping Yu, Qingjun Zhu, Beijing Miyuan Information Technology Co., Ltd. and Beijing Shiji Xique Information Technology Co., Ltd., dated March 1, 2014 (incorporated by reference to Exhibit 4.57 of our annual report on Form 20-F (File No. 001-35157) filed with the Commission on April 30, 2014).

4.58

English Translation of Amended and Restated Equity Pledge Agreement among Haiyan Gong, Xu Liu, Yongqiang Qian, Cheng Li, Fuping Yu and Qingjun Zhu and Beijing Miyuan Information Technology Co., Ltd., dated March 1, 2014 (incorporated by reference to Exhibit 4.58 of our annual report on Form 20-F (File No. 001-35157) filed with the Commission on April 30, 2014).

8.1*	Subsidiaries of the Registrant.

11.1

Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of our registration statement on Form F-1 (File No. 333-173619), as amended, initially filed with the Commission on April 20, 2011).

12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP.

15.2*	Consent of Zhong Lun Law Firm.

15.3*	Consent of iResearch Consulting Group

15.4*	Consent of Maples & Calder

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*                 Filed with this annual report on Form 20-F.

**          Furnished with this annual report on Form 20-F.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Jiayuan.com International Ltd.

By:	/s/ Linguang Wu
Name:	Linguang Wu
Title:	Chief Executive Officer

Date:  April 16, 2015

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Jiayuan.com International Ltd.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Jiayuan.com International Ltd. and its subsidiaries (collectively, the “Company”) at December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting included in Item 15 of this Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China
April 16, 2015

JIAYUAN.COM INTERNATIONAL LTD.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2013 AND 2014

(All amounts in thousands, except share and per share data)

	As of December 31,
	2013	2014	2014
	RMB	RMB	US$
			(Note 3(c))
ASSETS
Current assets:
Cash and cash equivalents	232,613	196,857	31,728
Short-term deposits	336,299	239,466	38,595
Available-for-sale securities	5,233	15,715	2,533
Accounts receivable, net	33,987	37,745	6,083
Deferred tax assets	3,628	8,982	1,448
Prepaid expenses and other current assets	23,695	66,501	10,718
Total current assets	635,455	565,266	91,105
Non-current assets:
Investment in equity investee	—	11,048	1,781
Property and equipment, net	99,484	91,694	14,778
Intangible assets, net	4,275	3,610	582
Goodwill	789	789	127
Other non-current assets	—	1,039	167
Total assets	740,003	673,446	108,540

LIABILITIES
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities and VIE’s subsidiary without recourse to the Company of RMB5,864 and RMB20,692 as of December 31, 2013 and 2014, respectively)	5,864	20,692	3,335
Deferred revenue, current portion (including deferred revenue, current portion of the consolidated variable interest entities and VIE’s subsidiary without recourse to the Company of RMB125,391and RMB 189,018 as of December 31, 2013 and 2014, respectively)	125,391	189,018	30,464
Accrued expenses and other liabilities, current portion (including accrued expenses and other current liabilities, current portion, of the consolidated variable interest entities and VIE’s subsidiary without recourse to the Company of RMB34,843 and RMB38,243 as of December 31, 2013 and 2014, respectively)	39,615	45,490	7,332
Income tax payable (including income tax payable of the consolidated variable interest entities and VIE’s subsidiary without recourse to the Company of RMB20,606 and RMB16,927 as of December 31, 2013 and 2014, respectively)	22,226	19,037	3,068
Total current liabilities	193,096	274,237	44,199
Non-current liabilities:
Deferred revenue, non-current portion (including deferred revenue, non-current portion, of the consolidated variable interest entities and VIE’s subsidiary without recourse to the Company of RMB369 and RMB2 as of December 31, 2013 and 2014, respectively)	369	2	0
Accrued expenses and other liabilities, non-current portion (including other non-current liabilities of the consolidated variable interest entities and VIE’s subsidiary without recourse to the Company of RMB 2,730 and RMB5,650 as of December 31, 2013 and 2014, respectively)	2,730	5,650	911
Deferred tax liabilities	4,590	6,517	1,050
Total liabilities	200,785	286,406	46,160

Commitments and contingencies (Note 18)

SHAREHOLDERS’ EQUITY
Ordinary shares (US$0.001 par value; 100,000,000 shares authorized as of December 31, 2013 and 2014; 49,030,944 shares issued and outstanding as of December 31, 2013; 49,930,944 shares issued and outstanding as of December 31, 2014)	349	354	57
Additional paid-in capital	506,458	358,768	57,823

Less: Treasury shares (4,145,729 and 5,310,240 shares as of December 31, 2013 and 2014, respectively)	(91,100)	(117,480)	(18,934)
Statutory reserves	9,974	10,103	1,628
Retained earnings	126,367	146,345	23,587
Accumulated other comprehensive loss	(12,830)	(11,050)	(1,781)
Total shareholders’ equity	539,218	387,040	62,380

Total liabilities and shareholders’ equity	740,003	673,446	108,540

The accompanying notes are an integral part of these consolidated financial statements.

JIAYUAN.COM INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(All amounts in thousands, except share and per share data)

	For the Year Ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
				(Note 3(c))
Net revenues	410,803	492,606	613,990	98,957
Cost of revenues	(143,685)	(180,521)	(277,789)	(44,772)

Gross profit	267,118	312,085	336,201	54,185
Operating expenses:
Selling and marketing expenses	(143,376)	(183,619)	(252,736)	(40,734)
General and administrative expenses	(54,367)	(52,565)	(58,071)	(9,359)
Research and development expenses	(17,587)	(21,918)	(23,149)	(3,731)
Total operating expenses	(215,330)	(258,102)	(333,956)	(53,824)
Operating income	51,788	53,983	2,245	361
Interest income	13,323	11,687	17,658	2,846
Foreign currency exchange (loss)/income, net	(1,845)	1,935	(1,361)	(219)
Other income, net	4,898	9,104	4,572	737
Income before income tax	68,164	76,709	23,114	3,725
Income tax expenses	(9,227)	(13,053)	(3,007)	(485)
Net income	58,937	63,656	20,107	3,240

Net income	58,937	63,656	20,107	3,240
Other comprehensive (loss)/income:
Foreign currency translation adjustments, net of tax of RMB nil	(772)	(9,018)	1,780	287
Comprehensive income	58,165	54,638	21,887	3,527

Net income per share:
Basic	1.27	1.42	0.45	0.07
Diluted	1.23	1.39	0.44	0.07
Weighted average shares used in calculating net income per share, basic	46,297,314	44,910,676	44,423,885	44,423,885
Weighted average shares used in calculating net income per share, diluted	47,743,098	45,827,922	45,390,809	45,390,809

Net income per ADS :
Basic	1.91	2.13	0.68	0.11
Diluted	1.85	2.08	0.66	0.11
Weighted average shares used in calculating net income per ADS, basic	30,864,876	29,940,450	29,615,923	29,615,923
Weighted average shares used in calculating net income per ADS, diluted	31,828,732	30,551,948	30,260,539	30,260,539

The accompanying notes are an integral part of these consolidated financial statements.

JIAYUAN.COM INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(All amounts in thousands, except share data)

							Accumulated
	Outstanding ordinary		Additional				other	Total
	shares		paid-in	Treasury	Statutory	Retained	comprehensive	Shareholders’
	Shares	Amount	capital	shares	reserves	earnings	loss	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2011	47,489,394	339	522,470	—	5,792	7,956	(3,040)	533,517

Net income	—	—	—	—	—	58,937	—	58,937
Issuance of ordinary shares upon exercise of options	913,801	6	6,037	—	—	—	—	6,043
Use of ordinary shares under depository for exercise of options	(13,801)	—	—	—	—	—	—	—
Share-based compensation	—	—	13,363	—	—	—	—	13,363
Appropriation to statutory reserves	—	—	—	—	3,710	(3,710)	—	—
Repurchase of ordinary shares	—	—	—	(63,702)	—	—	—	(63,702)
Cancellation of treasury shares	(258,450)	(2)	(5,697)	5,699	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	(772)	(772)

Balance as of December 31, 2012	48,130,944	343	536,173	(58,003)	9,502	63,183	(3,812)	547,386

Net income	—	—	—	—	—	63,656	—	63,656
Issuance of ordinary shares upon exercise of options	981,992	6	8,103	—	—	—	—	8,109
Use of ordinary shares under depository for exercise of options	(81,992)	—	—	—	—	—	—	—
Share-based compensation	—	—	10,428	—	—	—	—	10,428
Appropriation to statutory reserves	—	—	—	—	472	(472)	—	—
Repurchase of ordinary shares	—	—	—	(33,097)	—	—	—	(33,097)
Dividend distribution to shareholders	—	—	(48,246)	—	—	—	—	(48,246)
Foreign currency translation adjustments	—	—	—	—	—	—	(9,018)	(9,018)

Balance as of December 31, 2013	49,030,944	349	506,458	(91,100)	9,974	126,367	(12,830)	539,218

Net income	—	—	—	—	—	20,107	—	20,107
Issuance of ordinary shares upon exercise of options	647,269	5	8,699	—	—	—	—	8,704
Issuance of ordinary shares to depository for future exercise of options	252,731	—	—	—	—	—	—	—
Share-based compensation	—	—	9,562	—	—	—	—	9,562
Appropriation to statutory reserves	—	—	—	—	129	(129)	—	—
Repurchase of ordinary shares	—	—	—	(26,380)	—	—	—	(26,380)
Dividend distribution to shareholders	—	—	(165,951)	—	—	—	—	(165,951)
Foreign currency translation adjustments	—	—	—	—	—	—	1,780	1,780
Balance as of December 31, 2014	49,930,944	354	358,768	(117,480)	10,103	146,345	(11,050)	387,040

The accompanying notes are an integral part of these consolidated financial statements.

JIAYUAN.COM INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands)

	For the Year ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
				((c))
Cash flows from operating activities
Net income	58,937	63,656	20,107	3,240
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	13,406	16,175	14,381	2,318
Share-based compensation	13,363	10,428	9,562	1,541
Foreign currency exchange loss/(income), net	1,845	(1,935)	1,361	219
Deferred taxation	474	3,533	(3,427)	(552)
Loss from disposal of property, plant and equipment	786	5	218	35
Dividend income from available-for-sale securities	(47)	(186)	(482)	(78)
Changes in operating assets and liabilities:
Accounts receivable, net	(23,808)	6,115	(3,772)	(608)
Prepaid expenses and other assets	(31,656)	20,901	(44,687)	(7,202)
Deferred revenue	32,026	15,187	63,260	10,196
Accounts payable	59	4,458	15,071	2,429
Accrued expenses and other current liabilities	(5,359)	18,887	8,795	1,417
Income tax payable	(2,341)	9,743	(3,189)	(514)
Net cash provided by operating activities	57,685	166,967	77,198	12,441

Cash flows from investing activities
Purchase of short-term deposits	(233,025)	(326,299)	(239,466)	(38,595)
Maturity of short-term deposits	404,500	233,025	336,299	54,202
Purchase of property, plant and equipment	(83,072)	(18,168)	(5,541)	(893)
Purchase of intangible assets	—	(305)	—	—
Consideration paid for a business combination	(4,500)	—	—	—
Proceeds from disposal of property, plant and equipment	57	—	14	2
Purchase of available-for-sale securities	(5,000)	—	(10,000)	(1,612)
Investment in equity investee	—	—	(11,048)	(1,781)
Net cash provided by/(used in) investing activities	78,960	(111,747)	70,258	11,323

Cash flows from financing activities
Issuance of ordinary shares upon exercise of share options, net of issuance cost	6,043	8,109	8,704	1,403
Payment of dividend to ordinary shareholders	—	(48,246)	(165,951)	(26,746)
Repurchase of ordinary shares	(63,702)	(33,097)	(26,380)	(4,252)
Net cash used in financing activities	(57,659)	(73,234)	(183,627)	(29,595)

Effect of exchange rate changes on cash and cash equivalents	(2,617)	(7,082)	415	69
Net increase/(decrease) in cash and cash equivalents	76,369	(25,096)	(35,756)	(5,762)
Cash and cash equivalents at beginning of year	181,340	257,709	232,613	37,490
Cash and cash equivalents at end of year	257,709	232,613	196,857	31,728

Supplemental disclosure of cash flow information
Income tax paid	(11,094)	(1,115)	(9,623)	(1,551)

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

In February 2007, the Founding Shareholders undertook a reorganization (the “Reorganization”) and established Harper Capital Inc., an investment holding company under the laws of the British Virgin Islands (the “BVI Company”). Subsequently, in May 2007, the BVI Company established Miyuan (Shanghai) Information Technology Co., Ltd. (“Shanghai Miyuan”) as a wholly-owned foreign enterprise in the PRC. The Reorganization was necessary to comply with PRC laws and regulations which prohibit or restrict foreign ownership of companies that provide Internet content services in the PRC where licenses are required.  On January 26, 2011, the Company issued shares to the shareholders of BVI Company at an exchange ratio of one to one, or the Share Swap. After the Share Swap, BVI Company became a direct wholly-owned subsidiary.

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

On August 13, 2012, Beijing Miyuan Information Technology Co. Ltd. (“Beijing Miyuan”), a wholly owned foreign enterprise established by Jiayuan Hong Kong Corporation Limited (“Jiayuan Hong Kong”), entered into a series of contractual arrangements with Beijing Aizhenxin Information Technology Co., Ltd. (“Beijing Aizhenxin”), an entity incorporated in the PRC, and its legal shareholders to acquire effective control over Beijing Aizhenxin. As a result, Beijing Aizhenxin became a VIE of Beijing Miyuan. Beijing Miyuan became the primary beneficiary of Beijing Aizhenxin (see Note 2).

On March 1, 2014, Shanghai Miyuan, Beijing Miyuan, Shanghai HQS, Beijing HQS, Xique and their respective legal shareholders and Shiji Jiayuan Matchmaking Services Center (“Jiayuan Shanghai Center”), the subsidiary of Shanghai HQS, entered into assignment agreements whereby Shanghai Miyuan transferred its obligations and rights under the contractual arrangements with Shanghai HQS, Beijing HQS, Xique and their respective shareholders and Jiayuan Shanghai Center to Beijing Miyuan. In addition, Beijing Miyuan entered into contractual agreements with Shanghai HQS, Beijing HQS, Xique and their respective legal shareholders, and Jiayuan Shanghai Center on March 1, 2014 (see Note 2).

As of December 31, 2014, the Company’s subsidiaries, VIEs and VIE’s subsidiary included the following entities:

Name	Date of incorporation or establishment	Place of incorporation or establishment /operations	Percentage of direct or indirect economic ownership	Principal activities

Subsidiaries
Harper Capital Inc. (“BVI Company”)	February 6, 2007	British Virgin Islands	100%	Investment holding

Miyuan (Shanghai) Information Technology Co., Ltd. (“Shanghai Miyuan”)	April 27, 2007	PRC	100%	Investment holding and consulting services

Jiayuan Hong Kong Corporation Limited (“Jiayuan Hong Kong”)	October 5, 2010	Hong Kong	100%	Investment holding and overseas online dating services

Beijing Miyuan Information Technology Co., Ltd. (“Beijing Miyuan”)	January 26, 2011	PRC	100%	Investment holding and consulting services

Variable interest entities (“VIEs”)
Shanghai Huaqianshu Information Technology Co., Ltd. (“Shanghai HQS”)	April 6, 2004	PRC	100%	Online dating services

Beijing Huaqianshu Information Technology Co., Ltd. (“Beijing HQS”)	November 26, 2010	PRC	100%	Online dating services and personalized matchmaking services

Beijing Shiji Xique Information Technology Co., Ltd. (“Xique”)	November 26, 2010	PRC	100%	Online wedding planning services

Beijing Aizhenxin Information Technology Co., Ltd. (“Beijing Aizhenxin”)	August 13, 2012	PRC	100%	Online dating services

VIE’s subsidiary
Shiji Jiayuan Matchmaking Services Center (“Jiayuan Shanghai Center”)	December 3, 2010	PRC	100%	Events and personalized matchmaking services

2.                                 Variable Interest Entities

To comply with PRC laws and regulations that prohibit or restrict foreign ownership of companies that provide Internet content services in the PRC, the Company provides its services through VIEs which hold the licenses and approvals to provide Internet content services in the PRC. The Company also provides certain personalized matchmaking services through Shanghai HQS, Beijing HQS and Jiayuan Shanghai Center which holds the licenses and approvals to provide personalized matchmaking services. The Company obtained substantial ability to control VIEs and VIE’s subsidiary through a series of contractual agreements entered into among Beijing Miyuan, VIEs and their respective legal shareholders and VIE’s subsidiary.

The Group adopted Financial Accounting Standard Board (the “FASB”) guidance on consolidating variable interest entities which require certain variable interest entities to be consolidated by the primary beneficiary of the entity. Management evaluated the relationships among Beijing Miyuan, VIEs and their legal shareholders, and VIE’s subsidiary, and concluded that Beijing Miyuan is the primary beneficiary of VIEs and VIE’s subsidiary as Beijing Miyuan is entitled to substantially all the economic risks and rewards of VIEs and VIE’s subsidiary, and has the power to direct the activities that most significantly impact the economic performance of VIEs and VIE’s subsidiary. As a result, VIEs’ and VIE’s subsidiary’s results of operations, assets and liabilities have been included in the Group’s consolidated financial statements.

The assignment agreements and contractual agreements entered into on March 1, 2014 were accounted for as reorganizations of businesses under common control in a manner similar to a pooling of interests. Accordingly, the Group continued to include the financial statements of VIEs and VIE’s subsidiary in its consolidated financial statements after the transfer.

The following is a summary of the contractual agreements entered into among Beijing Miyuan, VIEs and their respective legal shareholders, and VIE’s subsidiary. The contractual agreements among Beijing Miyuan and Shanghai HQS, Beijing HQS, Xique and their respective legal shareholders and Jiayuan Shanghai Center are substantially the same as those contractual agreements among Shanghai Miyuan and Shanghai HQS, Beijing HQS, Xique and their respective legal shareholders, and Jiayuan Shanghai Center before the transfer on March 1, 2014. (Note 2(a)).

(a)                                Contractual arrangements among Beijing Miyuan, its respective VIEs, VIE’s subsidiary and their legal shareholders

Exclusive technology license and service agreements

Pursuant to the exclusive technology license and service agreement entered into on August 13, 2012 between Beijing Miyuan and Beijing Aizhenxin and the amended and restated exclusive technology license and service agreement entered into on March 1, 2014 among Beijing Miyuan, Shanghai HQS, Jiayuan Shanghai Center, Beijing HQS and Xique, Shanghai HQS, Jiayuan Shanghai Center, Beijing HQS, Xique and Beijing Aizhenxin retain Beijing Miyuan as their exclusive provider of software and hardware licenses, technology support, hardware and data maintenance and updates, software development, maintenance and updates, professional training, information collection and research, technology consulting services related to the business operations of Shanghai HQS, Jiayuan Shanghai Center, Beijing HQS, Xique and Beijing Aizhenxin. As consideration for such services, Shanghai HQS, Jiayuan Shanghai Center, Beijing HQS, Xique and Beijing Aizhenxin agreed to pay service fees equal to a certain percentage of their annual revenues as agreed by the parties from time to time. The aforementioned exclusive technology license and service agreements between Beijing Miyuan and Shanghai HQS, Beijing Miyuan and Beijing HQS, Beijing Miyuan and Xique, Beijing Miyuan and Beijing Aizhenxin, Beijing Miyuan and Jiayuan Shanghai Center will expire on January 24, 2021, February 16, 2021, February 16, 2021, August 12, 2022 and January 24, 2021, respectively; and, except by mutual agreement upon early termination by the parties in writing, the term of these agreements will be automatically extended for ten years.

Loan agreements

Pursuant to the loan agreement entered into on August 13, 2012 between Beijing Miyuan and the legal shareholders of Beijing Aizhenxin and the amended and restated relevant loan agreements entered into on March 1, 2014 between Beijing Miyuan and the legal shareholders of Shanghai HQS, Beijing HQS and Xique, respectively, Beijing Miyuan have granted interest-free loans of US$1,200 and RMB9,000, RMB1,000, RMB1,000 and RMB20,000 to legal shareholders of Shanghai HQS, Beijing HQS, Xique and Beijing Aizhenxin, respectively, which shall only be used for Shanghai HQS, Beijing HQS, Xique and Beijing Aizhenxin’s working capital. The loans are repayable on demand. If the respective legal shareholders intend to voluntarily repay the loans in whole or in part, or if Beijing Miyuan requires the shareholders to repay the loans in whole or in part, Beijing Miyuan or its designee may acquire a proportionate amount of the equity interests of Shanghai HQS, Beijing HQS, Xique and Beijing Aizhenxin from their shareholders for a purchase price equal to the principal amount of the repaid loans. The loans have been eliminated upon the consolidation of Shanghai HQS, Beijing HQS, Xique and Beijing Aizhenxin.

Exclusive purchase option agreements

Pursuant to the exclusive purchase option agreement entered into on August 13, 2012 among Beijing Miyuan, Beijing Aizhenxin and its legal shareholders and the amended and restated exclusive purchase option agreements entered into on March 1, 2014 among Shanghai HQS, Beijing HQS, Xique, their respective legal shareholders and Beijing Miyuan, Beijing Miyuan has an exclusive option to purchase, or designate another qualified individual or entity to purchase, to the extent permitted by PRC law, part or all of the equity interests in Shanghai HQS, Beijing HQS, Xique and Beijing Aizhenxin owned by their shareholders. The purchase prices for the entire equity interest of Shanghai HQS, Beijing HQS, Xique and Beijing Aizhenxin shall be the proportionate amount of the registered capital owned by such shareholders or an amount agreed by the parties in writing, provided that, in case of any compulsory requirement by then PRC law, the purchase prices shall be the minimum prices permitted by applicable PRC law. The exclusive equity transfer option agreements remain in effect until the completion of the transfer of all the shares in accordance with the agreements.

Voting rights entrustment agreements

Pursuant to the voting right entrustment agreement entered into on August 13, 2012 among Beijing Miyuan, Beijing Aizhenxin and its legal shareholders and the amended and restated voting rights entrustment agreements entered into on March 1, 2014 among Shanghai HQS, Beijing HQS, Xique, their respective legal shareholders and Beijing Miyuan, the legal shareholders of Shanghai HQS, Beijing HQS, Xique and Beijing Aizhenxin grant Beijing Miyuan or its designated qualified individual or entity the right to exercise all the voting rights as provided under their then articles of association. The voting rights entrustment agreements will remain effective until January 24, 2021, February 16, 2021, February 16, 2021 and August 12, 2022, respectively. Except for mutual agreement on early termination by both parties in writing or any termination arising from Shanghai HQS, Beijing HQS, Xique, Beijing Aizhenxin or the nominee shareholders’ material breach of obligations thereunder, the term of the voting rights entrustment agreement will be automatically extended for ten years.

Equity pledge agreements

Pursuant to the equity pledge agreement entered into on August 13, 2012 between Beijing Miyuan and the legal shareholders of Beijing Aizhenxin and the amended and restated equity pledge agreements entered into on March 1, 2014 between Beijing Miyuan and their respective legal shareholders of Shanghai HQS, Beijing HQS and Xique, the legal shareholders of Shanghai HQS, Beijing HQS, Xique and Beijing Aizhenxin pledge all of their respective equity interests in Shanghai HQS, Beijing HQS, Xique and Beijing Aizhenxin to Beijing Miyuan to secure their obligations under the exclusive technology license and service agreements, the loan agreements, the exclusive equity transfer option agreements and the voting rights entrustment agreement, each as described above. The equity pledge agreements will expire when Shanghai HQS, Beijing HQS, Xique, Beijing Aizhenxin and their shareholders have fully performed their obligations under the agreements described above.

Cooperative Operation Agreement

Pursuant to the amended and restated cooperative operation agreement entered into on March 1, 2014 among Beijing Miyuan, Shanghai HQS and Jiayuan Shanghai Center, in order to ensure Jiayuan Shanghai Center’s ability to make payments to Beijing Miyuan under the amended and restated exclusive technology license and service agreement between Jiayuan Shanghai Center and Beijing Miyuan, Shanghai HQS agrees to appoint designees of Beijing Miyuan as the members of the management committee and the key employees of Jiayuan Shanghai Center upon the request of Beijing Miyuan. This agreement will expire on January 24, 2021 and, unless terminated early by Beijing Miyuan, the term will be automatically extended for ten years.

Under the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs, and can have assets transferred freely out of the VIEs without any restrictions. Therefore the Company considers that there is no asset of a consolidated VIE that can be used only to settle obligations of the VIE, except for the registered capital of the VIEs amounting to a total of RMB32,500 as of December 31, 2014. As all the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIEs.

Currently there is no contractual arrangement that could require the Company to provide additional financial support to the consolidated VIEs. As the Company is conducting certain business in the PRC mainly through the VIEs, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a potential loss.

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

Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include the useful lives of property and equipment and intangible assets, impairment assessments for property and equipment, intangible assets,  goodwill, investment in equity investee, allowance for doubtful accounts, valuation allowance of deferred tax assets, relative values of revenue elements of service packages, estimation of payments collected by wireless value-added services (“WVAS”) partners and determination of share-based compensation expenses. In addition, the Group uses assumptions in the valuation model to estimate the fair value of share options granted and modified. The Group bases its estimates of the carrying value of certain assets and liabilities on the historical experience and on other various factors that it believes to be reasonable under the circumstances, when the carrying values are not readily available from other sources.

c)                                     Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive income and consolidated statements of cash flows from Renminbi (“RMB”) into United States dollars (“US$”) as of and for the year ended December 31, 2014 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.2046, representing the rate as certified by the H.10 weekly statistical release of Federal Reserve Board on December 31, 2014. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2014, or at any other rate.

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

g)                           Accounts receivable and allowance for doubtful accounts

Accounts receivable mainly represents the amounts due from WVAS partners with whom the Group has entered into agreements for users to purchase the services of the Group and amounts due from offline events sponsors. An allowance for doubtful debts is provided based on an ageing analysis of accounts receivable balances, historical bad debt rates, repayment patterns and credit analysis. The Group also makes a specific allowance if there is evidence showing that the receivable is likely to be irrecoverable, and assesses the probability of recovery on an annual basis. Accounts receivable in the consolidated balance sheet were stated net of such provisions. The allowance for doubtful accounts was RMB110, RMBnil and RMB1,130 for the year ended December 31, 2012, 2013 and 2014, respectively.

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

j)                                       Intangible assets

Intangible assets consist of acquired intangible assets with finite lives as a result of the Group’s business combination and the acquired domain names, and are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the following estimated useful lives of the intangible assets:

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

l)                                       Investment in equity investee

Equity investment represents the Group’s investment in a private-owned company. For any equity investment that is not considered as debt security or equity security and that neither has readily determinable fair values nor is considered in-substance common stock, the cost method is used.

Under the cost method, the Group carries the investment at cost and recognizes income to the extent of dividends received from the distribution of the equity investee’s post-acquisition profits.

The Group continually reviews its investment in equity investee to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Group considers in its determination are the length of time that the fair value of the investment is below the Group’s carrying value; the financial condition, operating performance and the prospects of the equity investee; and other company specific information such as recent financing rounds. If the decline in fair value is deemed to be other than temporary, the carrying value of the equity investee is written down to fair value. No impairment of investment in equity investee was recognized for the year ended December 31, 2014.

m)                                Revenue recognition and deferred revenue

Revenue is recognized when persuasive evidence of an arrangement exists, service has been rendered, the price is fixed or determinable and collection is reasonably assured. Revenue is deferred until these criteria are met as described below.

Revenues presented in the consolidated statement of comprehensive income include revenues from online services, personalized matchmaking services, and events and other services.

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

Revenue from virtual currencies sold through the WVAS partners are recognized on a gross basis as the Group is considered the primary obligor in the arrangements. The Group is also responsible for designing, developing and implementing the online services, and bears credit risks associated with uncollectible fees. In addition, the Group determines the price and the WVAS partners earn only a fixed percentage of commission fees. The amounts attributed to the WVAS partners are determined pursuant to the arrangements between the Group and the WVAS partners, and are recognized as costs of revenues. Such cost of revenues amounted to RMB49,923, RMB61,881 and RMB65,997 for the years ended December 31, 2012, 2013 and 2014, respectively.

The Group also offers web-based games and mobile games under an item-based revenue model, where the basic game play functions are free of charge and players are charged for purchases of in-game virtual items or game points. Revenues of games business are included in online service revenue.

For web-based games, the Group cooperates with third-party game developers by entering into cooperation agreements with them. The web-based games designed, developed and hosted by these developers are made available to the players through the Group’s platforms. The Group views that the developers are primarily responsible for the operation of web-based games to the players. The Group generally collects payments from players in connection with the sale of in-game virtual items and remits certain agreed-upon percentages of the proceeds to the game developers and records revenue net of such remittances. Revenue is recognized when the in-game virtual items are consumed.

For mobile games, the Group is primarily responsible for the operation and sells game points to players through third party mobile application stores. The mobile application stores remit the proceeds to the Group after deducting certain agreed-upon percentages of commission fees. Revenue from the sale of game points is recorded gross of the commission fees paid to mobile application stores and is recognized when the game points are consumed.

Personalized matchmaking services revenue

The Group provides personalized matchmaking services to individual users, which generally consist of unlimited access to certain online services, tickets to a number of events, personalized communications, provision of detailed background checks, dating and relationship consultation and advice and search services provided by the Group’s customer service representatives in a specified contractual period. The Group provides various personalized matchmaking services throughout the contract period on an as-needed basis. When the Group enters into a personalized matchmaking service contract with an individual user, the Group is unable to determine or estimate the volume of each separate service to be provided to the particular user. Different types of services under such personalized bundled contracts are to be provided gradually over the contract period, and as such, the Group accounts for the personalized matchmaking services as a single unit of accounting on a contract basis. Starting from 2013, the Group entered into business arrangements with matchmaking service agencies for providing personalized matchmaking services in the PRC. The Group grants matchmaking service agencies limited rights to use the Group’s brand, trademark and certain resources under the direction of the Group in accordance with the agency agreements. The Group collects upfront payments from the users and remits the commission fees to the matchmaking service agencies at the pre-determined rates pursuant to the agreements between the Group and the matchmaking service agencies. The Group is responsible for the determination of the service scope and price, and the signing of the service agreements and the collection of service fees from customers directly. Revenue from users obtained through matchmaking service agencies are recognized on a gross basis as the Group is considered the primary obligor in the service arrangements.

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

n)                                    Customer loyalty program

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

For the years ended December 31, 2012, 2013 and 2014, revenue recognized from loyalty points amounted to RMBnil, RMB4,917 and RMBnil, respectively. All the loyalty points expired in 2013 and the deferred revenue balance in relation to the customer loyalty program amounted to RMBnil as of December 31, 2013 and thereafter.

o)                                    Cost of revenues

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

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statement of comprehensive income. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2012, 2013 and 2014. As of December 31, 2014, the Group did not have any significant unrecognized uncertain tax positions.

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

The Group recorded employee benefit expenses of RMB14,005, RMB17,568 and RMB20,553 for the years ended December 31, 2012 and 2013 and 2014, respectively.

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

For the years ended December 31, 2012, 2013 and 2014, RMB3,710, RMB472 and RMB129 were appropriated to the statutory reserves, respectively.

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

u)                                    Advertising expenses

Advertising expenses, which generally reflect the cost of promotions to create or stimulate a positive image of the Group or a desire to obtain the Group’s services, are expensed as incurred. Advertising costs included in selling and marketing expense were RMB69,966, RMB71,498 and RMB105,636 for the years ended December 31, 2012, 2013 and 2014, respectively.

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

y)                                     Net income per share and per American Depository Share (“ADS”)

Basic net income per share is computed by dividing net income by the weighted average number of ordinary shares outstanding during the year. Diluted net income per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of non-vested restricted shares and shares issuable upon the exercise of stock options (using the treasury stock method). Ordinary equivalent shares are not included in the denominator of the diluted net income per share calculation when inclusion of such shares would be anti-dilutive.

Basic and diluted net income per ADS is computed based on net income and the corresponding basic and diluted number of ADSs, assuming that, during each period presented, every two ADSs represent three ordinary shares of the Company.

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

aa)                              Recent accounting pronouncements

On May 28, 2014, the FASB and IASB issued their converged standard on the recognition of revenue from contracts with customers. The standard is intended to improve the financial reporting of revenue and improve comparability of the top line in financial statements globally. The FASB is amending the FASB Accounting Standards Codification and creating a new Topic 606, Revenue from Contracts with Customers, to supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. Additionally, the amendments supersede some cost guidance included in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts. For a public entity, the amendments are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The Group is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In June 2014, under ASC 718, Compensation—Stock Compensation, the FASB issued Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. These amendments apply to all reporting entities that grant their employees share-based payments in which the terms of the award provide that a performance target that affects vesting could be achieved after the requisite service period. That is the case when an employee is eligible to retire or otherwise terminate employment before the end of the period in which a performance target could be achieved and still be eligible to vest in the award if and when the performance target is achieved. For all entities, the amendments are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The Group is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In August 2014, the FASB issued Presentation of Financial Statements — Going Concern. This standard requires management to evaluate for each annual and interim reporting period whether it is probable that the reporting entity will not be able to meet its obligations as they become due within one year after the date that the financial statements are issued. If the entity is in such a position, the standard provides for certain disclosures depending on whether or not the entity will be able to successfully mitigate its going concern status. This guidance is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. The Group does not anticipate that this adoption will have a significant impact on its financial position, results of operations, or cash flows.

4.                                 Concentration, Credit and Other Risks

a)                                    PRC Regulations

The PRC market in which the Group operates poses certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Group to conduct online services through contractual arrangements in the PRC since the industry remains highly regulated. The Group conducts all of its operations in China through its VIEs and VIE’s subsidiary, which the Group consolidates as a result of a series of contractual arrangements enacted among Beijing Miyuan, the VIEs and  their legal shareholders. The Group believes that the contractual arrangements among Beijing Miyuan, the VIEs and their legal shareholders are in compliance with PRC law and are legally enforceable. If the VIEs or their legal shareholders fail to perform their obligations under the contractual arrangements or any dispute relating to these contracts remains unresolved, the Group will have to enforce its rights under these contracts through the operations of PRC law and courts. However, uncertainties in the PRC legal system could limit the Group’s ability to enforce these contractual arrangements. In particular, the interpretation and enforcement of these laws, rules and regulations involve uncertainties. If the Group had direct ownership of the VIEs, it would be able to exercise its rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could effect changes at the management level, subject to any applicable fiduciary obligations. However, under the current contractual arrangements, the Group relies on the VIEs and their legal shareholders’ performance of their contractual obligations to exercise effective control. In addition, the exclusive technology licenses and service agreements with the VIEs and VIE’s subsidiary, which first expire on the tenth anniversary of the agreement signing date, is subject to subsidiaries’ unilateral termination right. In general, neither the VIEs nor their legal shareholders may terminate the contracts prior to the expiration date.

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

On January 19, 2015, the Ministry of Commerce of the PRC, or (the “MOFCOM”) released on its website for public comment a proposed PRC law (the “Draft FIE Law”) that appears to include VIEs within the scope of entities that could be considered to be foreign invested enterprises (or “FIEs”) that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry. Specifically, the Draft FIE Law introduces the concept of “actual control” for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the Draft FIE Law includes control through contractual arrangements within the definition of “actual control.” If the Draft FIE Law is passed by the People’s Congress of the PRC and goes into effect in its current form, these provisions regarding control through contractual arrangements could be construed to reach the Group’s VIE arrangements, and as a result the Group’s VIEs could become explicitly subject to the current restrictions on foreign investment in certain categories of industry. The Draft FIE Law includes provisions that would exempt from the definition of foreign invested enterprises entities where the ultimate controlling shareholders are either entities organized under PRC law or individuals who are PRC citizens. The Draft FIE Law does not make clear how “control” would be determined for such purpose, and is silent as to what type of enforcement action might be taken against existing VIEs that operate in restricted industries and are not controlled by entities organized under PRC law or individuals who are PRC citizens. If a finding were made by PRC authorities, under existing law and regulations or under the Draft FIE Law if it becomes effective, that the Group’s operation of certain of its operations and businesses through VIEs, regulatory authorities with jurisdiction over the licensing and operation of such operations and businesses would have broad discretion in dealing with such a violation, including levying fines, confiscating the Group’s income, revoking the business or operating licenses of the affected businesses, requiring the Group to restructure its ownership structure or operations, or requiring the Group to discontinue all or any portion of its operations. Any of these actions could cause significant disruption to the Group’s business operations, and have a severe adverse impact on the Group’s cash flows, financial position and operating performance.

The following combined financial information of the Group’s VIEs and VIE’s subsidiary, as applicable, were included in the accompanying consolidated financial statements of the Group:

	As of December 31,
	2013	2014
	RMB	RMB

Total assets	501,281	633,177
Total liabilities	312,572	409,772
Payable to third parties	189,803	270,533
Payable to Group entities	122,769	139,239

	For the year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB

Net revenue	411,084	492,799	614,239
Net income	23,038	61,608	25,133
Inter-company service fees paid/payable	43,446	9,278	11,615

	For the year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB

Net cash provided by operating activities	54,966	151,318	90,925
Net cash used in investing activities	(67,544)	(87,916)	(97,104)
Effect of exchange rate changes on cash and cash equivalents	(11)	(180)	134
Net (decrease)/increase in cash and cash equivalents	(12,589)	63,222	(6,045)

The total assets of the consolidated VIEs and VIE’s subsidiary were mainly comprised of cash and cash equivalents, short-term deposits, accounts receivable, prepayments and other current assets, property and equipment, investment in equity investee, intangible assets and goodwill. The total liabilities of the consolidated VIEs and VIE’s subsidiary were mainly comprised of deferred revenue and accrued expenses and other current liabilities.

The revenue-producing assets of VIEs mainly include property and equipment, intangible assets and goodwill. There were also unrecognized revenue-producing assets including intellectual property such as patents and licenses, and self-developed software which were expensed as incurred as the amounts were not significant. The carrying values of property and equipment, intangible assets and goodwill of VIEs as of December 31, 2013 and 2014 were as follows:

	As of December 31,
	2013	2014
	RMB	RMB

Property and equipment, net	99,296	91,208
Intangible assets, net	4,275	3,610
Goodwill	789	789

All of the Group’s revenues for the periods presented were contributed by the VIEs and VIE’s subsidiary.

b)                           Concentration of credit risks

Financial instruments that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, short-term deposits, available-for-sale securities and accounts receivable. As of December 31, 2013 and 2014, the Group’s cash and cash equivalents and short-term deposits were held by financial institutions located in the PRC and Hong Kong that management believes are of high-credit ratings and quality. Available-for-sale securities were placed with a financial institution and have original maturities of one month. Accordingly, management determined that the Group’s available-for-sale securities are exposed to minimal credit risks. Accounts receivable are typically unsecured and are mainly derived from revenues collected by WVAS partners on behalf of the Group in the PRC and amounts due from sponsors who sponsored the Group’s offline events. The risk with respect to accounts receivable is mitigated by regular credit evaluations that the Group performs on the WVAS partners and offline events sponsors and its ongoing monitoring of outstanding balances.

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

5.                                 Fair Value Measurements

The Group’s financial instruments include cash equivalents, short-term deposits, available-for-sale securities, accounts receivables, prepaid expenses and other current assets, other non-current assets, accounts payable, accrued expenses and other current liabilities, and accrued expenses and other liabilities, non-current portion. The carrying value of the Company’s short-term financial instruments approximates their fair value because of their short maturities. The carrying value of other non-current assets and accrued expenses and other liabilities, non-current portion approximates their fair value because the change in fair value after considering discount rate is considered immaterial.

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

The Group engaged independent valuation specialists to assist them in determining the fair value of equity issued (including share options) and the goodwill and intangible assets arising from the Group’s business combination.

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

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy:

		Fair value measurements at reporting date using
		Quoted prices in
	Total fair value	active market	Significant other	Significant
	and carrying value	for identical	observable	unobservable
	on balance sheet	assets (Level 1)	inputs (Level 2)	inputs (Level 3)
	RMB	RMB	RMB	RMB
As of December 31, 2013
Cash equivalents	232,458	—	232,458	—
Short-term deposits	336,299	—	336,299	—
Available-for-sale securities	5,233	—	5,233	—
As of December 31, 2014
Cash equivalents	196,810	—	196,810	—
Short-term deposits	239,466	—	239,466	—
Available-for-sale securities	15,715	—	15,715	—

Cash equivalents and short-term deposits: The Group’s cash equivalents and short term deposits mainly consist of time deposits placed with banks. The Group measures cash equivalents and short term deposits at fair value based on the pervasive interest rates in the market, which are also the interest rates as stated in the contracts with the banks. The Group classifies the valuation techniques that use the pervasive interest rates input as Level 2 of fair value measurements. Generally there are no quoted prices in active markets for identical time deposits at the reporting date. In order to determine the fair value, the Group must use the discounted cash flow method and observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

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

Short-term receivables and payables: Accounts receivable and prepaid expenses and other current assets are financial assets with carrying values that approximate fair value due to their short term nature. Accounts payable and accrued expenses and other current liabilities are financial liabilities with carrying values that approximate fair value due to their short term nature. The Group estimates fair values of short-term receivables and payables and classifies the valuation technique as Level 3 of fair value measurement, as it uses estimated cash flow input which is unobservable in the market.

Non-current assets and non-current liabilities : Non-current assets of receivables for rental deposits is a financial asset with carrying value that approximate fair value due to the change in fair value, after considering the discount rate, being immaterial. Accrued expenses and other liabilities, non-current portion is a financial liability with carrying value that approximate fair value due to the change in fair value, after considering the discount rate, being immaterial. The Group estimated fair values of non-current assets and non-current liabilities using the discounted cash flow method. The Group classifies the valuation technique as Level 3 of fair value measurement, as it uses estimated cash flow input which is unobservable in the market.

6.                                     Accounts Receivable, net

The following summarized the Group’s accounts receivable, net as of December 31, 2013 and 2014:

	As of December 31,
	2013	2014
	RMB	RMB

Accounts receivable	33,987	38,875
Less: Allowance for doubtful accounts	—	(1,130)
Accounts receivable, net	33,987	37,745

The following summarized the changes in allowance for doubtful accounts:

	2013	2014
	RMB	RMB

Balance as of January 1	110	—
Provision of bad debt	—	2,364
Write-off of bad debt	(110)	(1,234)
Balance as of December 31	—	1,130

7.                                 Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2013	2014
	RMB	RMB

Prepaid commission to matchmaking service agencies	6,172	45,915
Prepaid expenses-other	6,659	7,235
Advances to employees	2,761	4,014
Interest receivables	4,782	2,417
Rental and other deposits	2,781	3,653
Inventory	—	1,553
Others	540	1,714
	23,695	66,501

8.                                 Investment in equity investee

In October 2014, Beijing HQS completed an acquisition of shares in Wuhan Didi Network Technology Co., Ltd. (“Wuhan Didi”), a developer of mobile applications in the PRC, for cash consideration of approximately RMB11.0 million. Beijing HQS holds 20% of economic interests and can exercise significant influence after the completion of this acquisition. The investment is accounted for under the cost method given that such shares contain certain terms such as liquidation preferences over ordinary shares. As a result, the shares are not considered in-substance common stock and are accounted for under the cost method. The fair value of this investment approximated to its carrying value as of December 31, 2014.

9.                                 Property and Equipment, net

Property and equipment, net, consisted of the following:

	As of December 31,
	2013	2014
	RMB	RMB

Office buildings	77,797	77,797
Office buildings improvements	3,884	3,948
Computer and software	54,271	56,942
Furniture, fixture and other equipment	4,544	4,960
Motor vehicles	407	407
Leasehold improvements	3,296	4,254
	144,199	148,308
Less: accumulated depreciation and amortization	(44,715)	(56,614)
Property and equipment, net	99,484	91,694

For the years ended December 31, 2012, 2013 and 2014, depreciation and amortization expenses for the property and equipment amount to RMB13,264, RMB15,576 and RMB13,716, respectively.

10.                          Business Combination

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

11.                          Intangible assets, net

The following table summarizes the Company’s intangible assets, net:

	As of December 31,
	2013	2014
	RMB	RMB

Brand name	2,141	2,141
Customer relationships	1,637	1,637
Source code	933	933
Domain names	305	305
	5,016	5,016
Less: accumulated amortization	(741)	(1,406)
Intangible assets, net	4,275	3,610

For the years ended December 31, 2012, 2013 and 2014, amortization expenses for the above intangible assets amounted to RMB142, RMB599 and RMB665, respectively.

As of December 31, 2014, amortization expenses for future periods are estimated as follows:

For the year ended December 31,	Amortization expenses
RMB
2015	665
2016	665
2017	612
2018	338
2019	338
Thereafter	992
Total	3,610

During the years ended December 31, 2012, 2013 and 2014, no impairment of intangible assets was recognized by the Group.

12.                          Goodwill

Goodwill is attributable to the Group’s online services segment under which significant synergies are expected to arise after the Group’s acquisition.

The Company performed a goodwill impairment test as of year end date and concluded that no impairment should be recognized as of December 31, 2013 and 2014. No reasonable change to the assumptions would lead to an impairment charge.

13.                          Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consisted of the following:

	As of December 31,
	2013	2014
	RMB	RMB

Accrued salaries and welfare	19,740	17,964
Accrued advertising expenses	2,371	2,388
Accrued network support expenses	1,908	1,801
Business and other tax payable	3,304	4,093
Professional and other service fees	6,556	9,262
Deposits received from matchmaking service agencies	2,850	8,980
Others	5,616	6,652
Balance as at December 31	42,345	51,140
Less: Current portion	39,615	45,490
Non-current portion	2,730	5,650

14.                          Taxation

a)                                    Business Tax, Value Added Tax and Surcharges

The Group’s PRC operations are subject to PRC business tax (“Business Tax”) and surcharges at rates ranging from 0% to 8.60%, depending on the nature of the service revenue and the geographical region. Business Tax and surcharges is calculated by multiplying the applicable tax rate by gross revenue, and is recognized when the revenue is recognized. The Group recognized RMB14,242, RMB17,090 and RMB16,345 of business tax and surcharges, as a reduction of revenues, for the years ended December 31, 2012, 2013 and 2014, respectively.

Effective from January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation launched a Business Tax to Value Added Tax (“VAT”) Transformation Pilot Program (the “Pilot Program”) for certain industries. VAT payable on goods sold or taxable labor services provided by a general VAT taxpayer for a taxable period is the net balance of the output VAT for the period after crediting the input VAT for the period. Hence, the amount of VAT payable does not result directly from output VAT generated from goods sold or taxable labor services provided.

With the adoption of the Pilot Program, Shanghai Miyuan, Beijing Miyuan, Beijing Aizhenxin and majority businesses of Shanghai HQS ceased to be subject to Business Tax. Shanghai Miyuan was subject to VAT at a rate of 3% from January 2012 to January 2013 and at a rate of 6% starting from February 2013. Beijing Miyuan was subject to VAT at a rate of 3% from September 2012 to December 2013 and at a rate of 6% starting from January 2014. Beijing Aizhenxin is subject to VAT at a rate of 3% starting from September 2012. Shanghai HQS’s online services, personalized matchmaking services and advertising services were subject to VAT at a rate of 6% starting from June 2014. Jiayuan Shanghai Center, Shanghai HQS’s events business, Shanghai HQS’s Beijing branch, Beijing HQS and Xique continued to be subject to Business Tax.

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

Hong Kong

Jiayuan Hong Kong is not subject to Hong Kong profits tax on foreign-sourced income, dividends and capital gains. As an entity incorporated in Hong Kong, Jiayuan Hong Kong was subject to 16.5% income tax for the years ended December 31, 2012, 2013 and 2014 on its taxable profits generated from operations in Hong Kong. Payment of dividends is not subject to withholding tax in Hong Kong.

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

The Group’s PRC entities accrued for corporate income tax as follows:

•                  Shanghai Miyuan was subject to 25% EIT in 2010. In 2011, Shanghai Miyuan was qualified as a software enterprise under which it is entitled to income tax exemption for the fiscal years 2011 and 2012 and a preferential tax rate of 12.5% from fiscal years 2013 through 2015. However, as Shanghai Miyuan was not continually qualified as a software enterprise in 2014, it was subject to 25% EIT in 2014 and thereafter.

•                  Shanghai HQS was subject to 15% EIT as a result of HNTE status from 2010 to 2012. In February 2014, Shanghai HQS was qualified as a key software enterprise and was subject to 10% EIT for 2013 and 2014. In April 2014, Shanghai HQS completed the process for the renewal of HNTE status and was continually entitled to a preferential income tax rate of 15% for 2013 to 2015. As Shanghai HQS is eligible for both preferential rates of 10% and 15% in 2013 and 2014, the Company elects to enjoy the rate of 10% for 2013 and 2014.

•                  In 2014, Beijing Miyuan was qualified as a software enterprise under which it is entitled to income tax exemption for two years beginning from its first year with taxable income and a 50% tax reduction to a 12.5% income tax rate for the subsequent three years. Beijing Miyuan incurred taxable loss in 2014.

•                  Beijing HQS, Xique, Beijing Aizhenxin and Jiayuan Shanghai Center were subject to 25% EIT from 2012 to 2014.

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

On May 16, 2013, the Board of Directors of the Company declared a special cash dividend of US$0.26 per ADS, payable to record holders of the Company’s ordinary shares at the close of business on June 5, 2013. The special dividend of US$7,800 was paid out of reserves to the shareholders on June 18, 2013. On September 29, 2014, the Board of Directors of the Company further declared a special cash dividend of US$0.67 per ADS, payable to record holders of the Company’s ordinary shares at the close of business on October 15, 2014. The special dividend of US$19,767 was paid out of reserves to the shareholders on October 27, 2014 and October 29, 2014.  As the Company assessed that it does not meet the criteria for being a tax resident enterprise in the PRC in accordance with Chinese EIT law and regulations, no withholding tax was withheld on behalf of the Company’s shareholders.

In addition, pursuant to the annual dividend policy which was approved by the Company’s board of directors on May 6, 2013, the Company expects to pay annual dividends with an aggregate amount of up to 60% of the Group’s annual net income before share-based compensation expenses.  Accordingly, the Group assessed that only a portion of the net income of the PRC entities for the year ended December 31, 2013 and thereafter will be reinvested indefinitely. As a result, deferred tax liabilities of RMB6,517 were recorded as of December 31, 2014 for the accumulated earnings expected to be distributed as cash dividends from the Group’s PRC entities to the Group’s overseas entities.

The undistributed earnings held by the Group’s PRC entities as of December 31, 2013 and 2014 were RMB219,876 and RMB262,568, respectively. An estimated PRC withholding taxes of RMB21,988 and RMB26,257 would be due if all the earnings were remitted as dividends as of December 31, 2013 and 2014, respectively.

Composition of income tax expenses

The current and deferred portions of income tax expenses included in the Group’s consolidated statements of comprehensive income are as follows:

	For the year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB

Current tax expenses	8,753	9,520	6,434
Deferred taxation	474	3,533	(3,427)
Income tax expenses	9,227	13,053	3,007

Reconciliation of the differences between the PRC statutory EIT rate of 25% and the Group’s effective tax rate is as follows:

	For the year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB

Statutory EIT rate	25.0%	25.0%	25.0%
Effect of non-deductible expenses	4.9%	2.6%	7.9%
Effect of lower tax rates in other jurisdictions	0.3%	(0.8)%	0.3%
Effect of preferential tax treatments	(19.2)%	(15.0)%	(19.3)%
Tax incentives for research and development expenses (i)	(3.1)%	(3.9)%	(7.2)%
Withholding income tax for dividends	—	6.0%	8.3%
Changes in valuation allowance:	5.6%	3.1%	(2.0)%
- Unrecognized tax losses	1.7%	1.7%	1.8%
- Accrued salaries and other expenses	0.2%	—	(1.2)%
- Advertising expenses	3.7%	1.4%	(3.8)%
- Doubtful accounts	—	—	1.2%
Effective income tax rate	13.5%	17.0%	13.0%

(i)  The Group obtained a tax incentive relating to research and development expense of one of its VIEs in the PRC. Under such tax incentive rule, the Group may claim an additional tax deduction amounting to 50% of the research and development expenses incurred in a year.

The effect of the preferential tax treatments available to the Group is as follows.

	For the year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB

Preferential tax treatments impact to net income to ordinary shareholders	15,201	14,498	6,125
Per share effect, basic	0.33	0.32	0.14
Per share effect, diluted	0.32	0.32	0.13

Deferred tax assets and liabilities

Deferred taxes are measured using the enacted tax rates for the periods in which they are expected to be reversed. Significant components of the Group’s deferred tax assets and liabilities are as follows:

	As of December 31,
	2013	2014
	RMB	RMB

Deferred tax assets, current
Net operating loss carry forwards	4,365	6,565
Accrued salaries and other expenses	3,391	3,329
Advertising expenses	15,214	18,799
Government subsidies	333	169
Other	188	616
Total deferred tax assets, current	23,491	29,478
Deferred tax assets, non-current	—	—
Total deferred tax assets	23,491	29,478
Less: valuation allowance
Net operating loss carry forwards	(4,365)	(4,667)
Accrued salaries and other expenses	(284)	—
Advertising expenses	(15,214)	(15,448)
Other	—	(381)
Total valuation allowance	(19,863)	(20,496)
Net deferred tax assets	3,628	8,982
Deferred tax liabilities, non-current
Withholding income tax for dividends	4,590	6,517

The Group had net operating loss carry forwards from certain subsidiaries, VIEs and VIE’s subsidiary amounting to RMB34,217 as of December 31, 2014, of which RMB1,983 will expire on December 31, 2015, RMB6,392 will expire on December 31, 2016, RMB3,522 will expire on December 31, 2017, RMB5,043 will expire on December 31, 2018 and RMB16,204 will expire on December 31, 2019.

The Group evaluates a variety of factors in determining the amount of the valuation allowance, including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

In addition, pursuant to the EIT Law, the deductible advertising expenses should be no more than 15% of the revenues as determined under PRC GAAP and the excess amount could be carried forward to the following years. As the Group expects certain excess amount of advertising expenses incurred by shanghai HQS in previous years could be further deductible in 2015, the Group recognized the deferred tax assets for such amount. Other than that, the Group expects the deferred tax asset in relation to the additional excess amount of advertising expenses is not realizable in the foreseeable future, accordingly, full valuation allowance is provided. The following table shows the movements of valuation allowance for the years presented:

	Years Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB

Balance at beginning of the year	(13,652)	(17,315)	(19,863)
Change in valuation allowance	(3,663)	(2,548)	(633)
Balance at end of the year	(17,315)	(19,863)	(20,496)

15.                          Ordinary Shares and Treasury Shares

As of December 31, 2014, the Company was authorized to issue 100,000,000 ordinary shares, at par value of US$0.001 per share, and 49,030,944 and 49,930,944 ordinary shares were issued as of December 31, 2013 and 2014, respectively.

As of December 31, 2014, 592,097 ordinary shares were issued to a depository and the sole purpose of such depository is to issue ADSs upon the exercise of options granted pursuant to the 2007 Share Incentive Plan (the “Plan”). These ordinary shares were included in issued and outstanding shares on the Group’s balance sheet and statement of changes in shareholders’ equity as of and for the year ended December 31, 2014 although these shares and the related ADSs were not issued to any option holders. The shares issued and held with the depository do not have any shareholder rights and do not have rights to any dividends if and when declared by the Company. Accordingly, these shares held with the depository are accounted for as if they were treasury shares.

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

During the year ended December 31, 2012, 2013 and 2014, the Company repurchased 2,004,526 ADSs, 931,593 ADSs and 776,341 ADSs for total consideration of approximately US$10,076, US$5,359 and US$4,287 from the open market, respectively. The ordinary shares representing the repurchased ADS are recorded as treasury shares at purchase cost at the time of repurchase. In 2012, 258,450 ordinary shares were cancelled while in 2013 and 2014, nil ordinary shares were cancelled. The Company recognized the difference between the repurchase costs and the par value in additional paid-in capital. The remaining 5,310,240 ordinary shares which were repurchased but not cancelled were recorded as treasury shares at purchase cost at the time of repurchase as of December 31, 2014.

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

On June 15, 2012, the shareholders passed a resolution to increase the maximum aggregate number of ordinary shares that may be delivered pursuant to awards granted to eligible persons under the Plan by 2,400,000 ordinary shares, from 5,233,920 ordinary shares to 7,633,920 ordinary shares, and amended the Plan to allow the administrator of the Plan to have additional flexibility to modify awards granted under this Plan, including the re-pricing of “underwater” share options, without shareholder approval.

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

On October 10, 2014, the Board of Directors of the Company approved to amend all of the share options that have not been exercised. After the modification, the new exercise price was reduced by US$0.67 per ADS compared with original exercise price.

The aforementioned modifications were accounted for pursuant to ASC 718 under US GAAP. The incremental fair value before and after the modification was recognized as follows: (a) for vested options, the incremental share-based compensation expenses are recognized immediately; (b) For non-vested options, the incremental share-based compensation expenses are recognized in the statement of comprehensive income over the remaining vesting period. The incremental fair values were determined to be immaterial.

The Company’s share option activities for the years ended December 31, 2012, 2013 and 2014 are summarized below:

	Share options outstanding
	Share options	Weighted average exercise price	Weighted average remaining contractual life (in years)	Weighted average grant date fair value
		US$		US$
Balances outstanding at January 1, 2012	4,382,636	2.78	4.23	1.57
Granted	2,410,000	3.35		1.26
Exercised	(913,801)	1.05		0.90
Modified	(290,547)	3.23		1.06
Forfeited	(1,169,906)	4.35		1.95
Expired	(50,000)	0.30		0.02
Balances outstanding at December 31, 2012	4,368,382	2.69	4.34	1.30
Granted	90,000	4.61		1.15
Exercised	(981,992)	1.33		1.32
Forfeited	(291,915)	3.87		1.37
Expired	(50,000)	0.30		0.05
Balances outstanding at December 31, 2013	3,134,475	3.10	3.98	1.31
Granted	457,500	3.71		1.22
Exercised	(642,058)	2.00		1.09
Forfeited	(173,462)	3.41		1.28
Balances outstanding at December 31, 2014	2,776,455	3.02	3.65	1.30
Exercisable at December 31, 2012	1,353,698	1.40	2.39	1.24
Exercisable at December 31, 2013	1,357,529	2.75	3.40	1.31
Exercisable at December 31, 2014	1,373,002	2.82	3.15	1.36

As of December 31, 2014, the intrinsic value of outstanding and exercisable share options was US$918 and US$618, respectively, which is calculated as the difference between the Company’s closing stock price as of December 31, 2014 and the exercise price of the share options. For the year ended December 31, 2014, 722,919 shares of options were vested.

For the year ended December 31, 2012, 2013 and 2014, the total intrinsic value of options exercised was US$2,172, US$2,665 and US$1,709, respectively.

The fair value of each option at the grant date and modification date were estimated using the Binominal Option Pricing Model by the Company with assistance from independent valuation specialists.

The following table summarizes the assumptions used to estimate the fair values of the share options granted in the years presented:

	For the year ended December 31,
	2012	2013	2014

Risk-free interest rate	1.30%-2.25%	2.05%	2.70%
Exercise multiple	2.80	2.80	2.80
Expected forfeiture rate	5%	5%	5%
Contractual life of option	6 years	6 years	6 years
Expected volatility	38.00%-38.88%	39.00%	45.00%
Dividend yield	—	5%	4%

The risk-free interest rate was based on the market yield of US$ denominated China International Government Bonds with maturity terms equal to the contractual life of option. The exercise multiple is calculated as the ratio of fair value of stock over the exercise price as at the time the share option is exercised and estimated based on an empirical research study regarding the early exercise behavior of employees with share options. Expected forfeiture rate was estimated based on annual staff turnover for periods after June 2007. Pursuant to the Plan, the contractual life of the share options is 6 years. The expected volatility was estimated based on both historical volatility of comparable companies and historical volatility of the Company since January 1, 2012. For the options granted before 2013, no dividends were assumed in the estimation considering the Company has no history or expectation of paying dividends on its ordinary shares. For the options granted in 2013 and 2014, 5% and 4% dividends were assumed in the estimation respectively considering the Company’s plan to distribute annual dividends in 2013 and thereafter.

The total fair value of equity awards vested during the year ended December 31, 2012, 2013 and 2014 were RMB4,246, RMB9,275 and RMB5,912, respectively.

For the years ended December 31, 2012, 2013 and 2014, the Group recorded share-based compensation of RMB10,891, RMB8,276 and RMB5,522, respectively, using graded-vesting method, for the options granted with service conditions.

As of December 31, 2014, total amount of unrecognized compensation costs relating to non-vested share options granted by the Company amounted to RMB3,717. These unrecognized compensation costs are expected to be recognized over a weighted average period of 0.89 years.

b)                                    Founder’s Shares

On December 16, 2009, pursuant to an agreement entered into by Ms. Haiyan Gong, the founder and Mr. Qingyuan Fang, the then chief operating officer (“COO”) of the Company (“Founder’s Share Agreement”), the COO was granted 398,000 options for the BVI Company’s ordinary shares (the “Founder’s Shares”) held by Aprilsky Ltd., a company ultimately owned by Ms. Haiyan Gong. The awards have an exercise price of US$1.256 and shall vest over a four year period, with 50% of the options to vest on the second anniversary and 50% of the options to vest on the fourth anniversary of the Founder’s Share Agreement signing date, subject to the employee’s continued service with the Company.

The Company recognized these awards as employee share-based compensation awards in accordance with the applicable guidance, and measured the fair value of the awards on the grant date. Compensation expense was recognized over the requisite service period using the graded vesting method.

Share-based compensation expenses related to the Founder’s Shares of RMB92, RMBnil and RMBnil were recognized in general and administrative expenses in the consolidated statements of comprehensive income for the year ended December 31, 2012, 2013 and 2014, respectively.

In July 2012, upon the termination of employment of the COO, the unexercised options were forfeited and the recognized compensation cost was reversed.

c)                                     Restricted Shares

For the years ended December 31, 2012, 2013 and 2014, the Company granted 281,540, 34,286 and 486,000 restricted shares (the “Restricted Shares”), respectively, to certain key employees of the Company. These Restricted Shares shall vest over a four-year service period, with 25% of the Restricted Shares subject to vest on the first anniversary of the date of grant and the remaining 75% subject to vest in twelve quarterly installments.

The Company’s Restricted Shares’ activities for the year ended December 31, 2013 and 2014 are summarized below:

	Restricted Shares outstanding
	Restricted Shares	Weighted average remaining contractual life (in years)
Balances outstanding at December 31, 2012	281,540	5.34
Granted	34,286
Forfeited	(2,885)
Balances outstanding at December 31, 2013	312,941	4.49
Granted	486,000
Exercised	(5,211)
Forfeited	(13,623)
Balances outstanding at December 31, 2014	780,107	4.73

The total fair value of Restricted Shares vested during the year ended December 31, 2012, 2013 and 2014 were RMBnil, RMB2,580 and RMB1,850, respectively.

For the year ended December 31, 2012, 2013 and 2014, the Group recorded share-based compensation of RMB2,380, RMB2,152 and RMB4,040, respectively, related to the Restricted Shares using the graded-vesting method.

As of December 31, 2014, unrecognized compensation expenses relating to the non-vested Restricted Shares amounted to RMB7,406. These expenses are expected to be recognized over a weighted average period of 1.03 years. For the year ended December 31, 2014, 80,198 restricted shares were vested.

17.                          Net Income Per Share

Basic and diluted net income per share for each of the years presented are calculated as follows:

	For the year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB

Numerator:
Net income	58,937	63,656	20,107

Denominator:
Weighted average number of ordinary shares outstanding—basic	46,297,314	44,910,676	44,423,885
Dilutive effect of share options	1,445,784	917,246	966,924
Weighted average number of ordinary shares outstanding—diluted	47,743,098	45,827,922	45,390,809
Basic net income per share	1.27	1.42	0.45
Diluted net income per share	1.23	1.39	0.44

For the years ended December 31, 2012, 2013 and 2014, the potentially dilutive share options and Restricted Shares of 1,012,007, 296,857 and 120,758, respectively, were not included in the calculation of diluted net income per share where their inclusion would be anti-dilutive.

As of December 31, 2013 and 2014, 339,366 and 592,097 ordinary shares were issued to a depository and the sole purpose of such depository is to issue ADS upon the exercise of options granted pursuant to the Plan. These shares were not issued to any option holders. The shares issued and held with the depository do not have any shareholder rights and do not have rights to any dividends if and when declared by the Company. Accordingly, these shares held with the depository are accounted for as if they were treasury shares. The Group did not include these ordinary shares in the calculation of basic and diluted net income per share for the year ended December 31, 2013 and 2014 as these shares are not considered outstanding for net income per share calculation purposes.

18.                          Commitments and Contingencies

a)                                    Operating lease commitments

Future minimum payments under non-cancellable operating leases with initial terms in excess of one year consist of the following at December 31, 2014:

Amount
RMB

Year ending December 31,
2015	8,463
2016	5,382
2017	450
2018 and thereafter	—
Total	14,295

For the years ended December 31, 2012, 2013 and 2014, total rental expenses amounted to approximately RMB6,387, RMB4,795 and RMB4,843, respectively.

The Group did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2014.

b)                                   Contingencies

The Group is not currently a party to, nor is aware of, any legal proceeding, investigation or claim which is likely to have a material adverse effect on the Group’s business, financial condition, results of operations, or cash flows. The Group did not record any legal contingencies as of December 31, 2014.

19.                          Related Party Transactions

The table below sets forth the related parties and their relationships with the Group:

Related Party	Relationship with the Group
Ms. Haiyan Gong (Note)	Nominee shareholder of the VIEs, non-executive co-chairman of the Board of Directors, and the Company’s shareholder.
Mr. JP Gan	Member of the Board of Directors and Compensation Committee, and the chairman of Company’s Nominating and Corporate Governance Committee.

Note: In March 2015, Ms. Haiyan Gong resigned from her position as a director of the Company and will no longer hold the position of co-chairman of the Board.

During the years presented in the financial statements, there were no significant related party transactions except for the following:

On December 24, 2012, the Group entered into a consultancy agreement with Ms. Haiyan Gong, under which Ms. Haiyan Gong agreed to provide, among other things, certain consultant services for a term of three years effective from January 1, 2013 and would receive a monthly fee of RMB49. The Group recorded general and administrative expense of RMB633 and RMB643 in connection with this agreement for the years ended December 31, 2013 and 2014, respectively.

On October 29, 2013, the Group entered into a personalized matchmaking services agreement with Mr. JP Gan, under which the Group agreed to provide personalized matchmaking services for RMB120 for a term of 20 months. The Group recognized revenues of RMB12 and RMB72 for the years ended December 31, 2013 and 2014, respectively.

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

Prior to 2013, the Group had operated in three reportable segments which were online services, events and personalized matchmaking services, and other services. In 2013, the Group restructured its personalized matchmaking business and entered into the cooperation arrangements with matchmaking service agencies in different cities in the PRC. In order to manage the business more effectively, the Group’s CODM are presented with financial information on this business on a stand-alone basis. In addition, financial information for events services was combined with other services when presented. Accordingly, the reportable segments are online services, personalized matchmaking services, and events and other services in 2013 and 2014. Information for net revenues, cost of revenues and gross profit by segment was recast to conform to the current presentation for all periods presented.

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

For the year ended December 31, 2012

	Online services	Personalized matchmaking services	Events and other services	Consolidated
	RMB	RMB	RMB	RMB
Net revenues	362,492	33,143	15,168	410,803
Cost of revenues	(117,830)	(15,903)	(9,952)	(143,685)
Gross profit	244,662	17,240	5,216	267,118

For the year ended December 31, 2013

	Online services	Personalized matchmaking services	Events and other services	Consolidated
	RMB	RMB	RMB	RMB
Net revenues	422,088	52,458	18,060	492,606
Cost of revenues	(140,975)	(29,792)	(9,754)	(180,521)
Gross profit	281,113	22,666	8,306	312,085

For the year ended December 31, 2014

	Online services	Personalized matchmaking services	Events and other services	Consolidated
	RMB	RMB	RMB	RMB
Net revenues	425,544	164,598	23,848	613,990
Cost of revenues	(148,811)	(117,054)	(11,924)	(277,789)
Gross profit	276,733	47,544	11,924	336,201

The Group primarily operates in the PRC, accordingly, no geographical information is presented.

21.                          Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by the Company’s subsidiaries, VIEs and VIE’s subsidiary in China only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries, VIEs and VIE subsidiary in China are required to make certain appropriation of net after-tax profits or increase in net assets to the statutory surplus fund (see Note 3(s)) prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the Company’s subsidiaries, VIEs and VIE’s subsidiary in China are restricted in their ability to transfer their net assets to the Company in terms of cash dividends, loans or advances, which restricted portion amounted to approximately RMB120,528 and RMB113,771 as of December 31, 2013 and 2014, respectively. As of December 31, 2013 and 2014, the retained earnings balance of the Group’s PRC entities after appropriation to statutory reserves, as determined under PRC GAAP, was RMB219,876 and RMB262,568, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries or VIEs for working capital and other funding purposes, the Company may in the future require additional cash resources from the Company’s subsidiaries, VIEs and VIE’s subsidiary in China due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends to make distributions to shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Company’s subsidiaries, VIEs and VIE’s subsidiary to satisfy any obligations of the Company.

The Company performed a test on the restricted net assets of its consolidated subsidiaries, VIEs and VIE’s subsidiary (the “restricted net assets”) in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e)(3), “General Notes to the Financial Statements” and concluded that it was applicable for the Company to disclose the condensed financial information for the parent company for the year ended December 31, 2014. For the purposes of presenting parent only financial information, the Company records its investments in its subsidiaries and VIEs under the equity method of accounting. Such investments are presented on the separate condensed balance sheets of the Company as “Investments in subsidiaries and VIEs” and the profit of the VIEs is included in “Share of income of subsidiaries and VIEs” in the condensed statement of comprehensive income.

The subsidiaries did not pay any dividends to the Company for the years presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with US GAAP have been condensed and omitted. The footnote disclosures represent supplemental information relating to the operations of the Company, as such, these information should be read in conjunction with the notes to the consolidated financial statements of the Group.

As of December 31, 2013 and 2014, the Company had no significant capital and other commitments, long-term obligations, or guarantee.

The Company’s accounting policies are the same as the Group’s policies with the exception of the accounting for the investments in subsidiaries and VIE.

FINANCIAL INFORMATION OF PARENT COMPANY

 CONDENSED BALANCE SHEETS

AS OF DECEMBER 31, 2013 AND 2014

(All amounts in thousands)

	As of December 31,
	2013	2014	2014
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	73,365	58,342	9,403
Short-term deposits	177,319	9,466	1,526
Prepaid expenses and other current assets	8,000	7,955	1,282
Total current assets	258,684	75,763	12,211
Non-current assets:
Investments in subsidiaries and VIEs	286,455	316,253	50,971
Total assets	545,139	392,016	63,182

LIABILITIES
Current liabilities:
Accrued expenses and other current liabilities, current portion	5,921	4,976	802
Total current liabilities	5,921	4,976	802
Total liabilities	5,921	4,976	802

SHAREHOLDERS’ EQUITY
Ordinary shares (US$0.001 par value; 100,000,000 shares authorized as of December 31, 2013 and 2014; 49,030,944 shares issued and outstanding as of December 31, 2013; 49,930,944 shares issued and outstanding as of December 31, 2014)	349	354	57
Additional paid-in capital	506,458	358,768	57,823

Less: Treasury shares (4,145,729 and 5,310,240 shares as of December 31, 2013 and 2014, respectively)	(91,100)	(117,480)	(18,934)
Statutory reserves	9,974	10,103	1,628
Retained earnings	126,367	146,345	23,587
Accumulated other comprehensive loss	(12,830)	(11,050)	(1,781)
Total shareholders’ equity	539,218	387,040	62,380

Total liabilities and shareholders’ equity	545,139	392,016	63,182

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(All amounts in thousands)

	For the Year Ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$

Operating expenses:
General and administrative expenses	(6,443)	(4,461)	(3,369)	(543)
Total operating expenses	(6,443)	(4,461)	(3,369)	(543)
Operating loss	(6,443)	(4,461)	(3,369)	(543)
Share of income of subsidiaries and VIEs	59,671	61,151	20,251	3,264
Interest income	6,595	4,329	4,147	668
Foreign currency exchange (loss)/income, net	(1,829)	2,239	(1,536)	(248)
Other income, net	943	398	614	99
Income before income tax	58,937	63,656	20,107	3,240
Income tax expenses	—	—	—	—
Net income	58,937	63,656	20,107	3,240

Net income	58,937	63,656	20,107	3,240
Other comprehensive (loss)/income:
Foreign currency translation adjustments, net of tax of RMB nil	(775)	(9,083)	1,799	290
Share of other comprehensive income/(loss) of subsidiaries and VIEs, net of tax of RMB nil	3	65	(19)	(3)
Other comprehensive (loss)/income	(772)	(9,018)	1,780	287
Comprehensive income	58,165	54,638	21,887	3,527

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands)

	For the Year Ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$

Cash flows provided by operating activities	26,046	519	491	79

Cash flows provided by/(used in) investing activities	146,504	(23,823)	167,853	27,053

Cash flows used in financing activities	(57,660)	(73,234)	(183,627)	(29,595)

Effect of exchange rate changes on cash and cash equivalents	(2,604)	(6,844)	260	42
Net increase/(decrease) in cash and cash equivalents	112,286	(103,382)	(15,023)	(2,421)
Cash and cash equivalents at beginning of year	64,461	176,747	73,365	11,824
Cash and cash equivalents at end of year	176,747	73,365	58,342	9,403

22.                          Subsequent Events

a)                                         On February 26, 2015, the Company granted 427,500 restricted shares to one director and certain of its key employees. These restricted shares will vest over a four-year service period, with 25% of the restricted shares subject to vesting on the first anniversary of the date of grant and the remaining 75% subject to vesting in twelve quarterly installments.