Form 20-F
period 2015-12-31
JIAYUAN.COM INTERNATIONAL LTD
filed 2016-05-13
CIK 1511683

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

48,762,903 ordinary shares, par value US$0.001 per share as of
December 31, 2015

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

☐ Yes   ☐ No

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•                                “we,” “us,” “our company,” “our” and “Jiayuan” refer to Jiayuan.com International Ltd., and, unless the context requires otherwise, its subsidiaries, Shanghai Huaqianshu Information Technology Co., Ltd., Beijing Huaqianshu Information Technology Co., Ltd., Beijing Shiji Xique Information Technology Co., Ltd., Beijing Aizhenxin Information Technology Co., Ltd., Shanghai Shiji Jiayuan Matchmaking Service Center, Beijing Youyue Hudong Information Technology Co., Ltd., Beijing Caiyuanlai Investment Administration Co., Ltd. and Shanghai Tengwan Internet Finance Service Co., Ltd.;

•                                “our PRC companies” refers to our PRC subsidiaries and our PRC operating companies;

•                                “our PRC operating companies” refers to Shanghai Huaqianshu Information Technology Co., Ltd., Beijing Huaqianshu Information Technology Co., Ltd., Beijing Aizhenxin Information Technology Co., Ltd., Beijing Shiji Xique Information Technology Co., Ltd., Beijing Youyue Hudong Information Technology Co., Ltd., Beijing Caiyuanlai Investment Administration Co., Ltd. and Shanghai Tengwan Internet Finance Service Co., Ltd.;

•                                “our VIE entities” refers to Shanghai Huaqianshu Information Technology Co., Ltd., Beijing Huaqianshu Information Technology Co., Ltd., Beijing Aizhenxin Information Technology Co., Ltd., Beijing Shiji Xique Information Technology Co., Ltd., Beijing Youyue Hudong Information Technology Co., Ltd. and Shanghai Shiji Jiayuan Matchmaking Service Center;

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

•                                “platforms” refers to our Jiayuan.com website, izhenxin.com website, jr.jiayuan.com website and jr.jiayuan.com, Jiayuan.com and qiuai.com wireless application protocol, or WAP, platforms, our Jiayuan.com, izhenxin.com, qiuyuehui, qiuai.com and jr.jiayuan.com wireless applications and our Jiayuan.com desktop client; we introduced our Jiayuan.com wireless application protocol platform in 2010, our Jiayuan.com wireless application in 2011, our Jiayuan.com desktop client in January 2012, our izhenxin.com website in October 2012 , our qiuai.com WAP platform in September 2013, our izhenxin.com wireless application in May 2014, our jr.jiayuan.com website in 2015 and our jr.jiayuan.com wireless applications in 2016, respectively;

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

This annual report on Form 20-F includes our audited consolidated statements of comprehensive income for the fiscal years ended December 31, 2013, 2014 and 2015 and audited consolidated balance sheet data as of December 31, 2014 and 2015.

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

Item 2.           Offer Statistics and Expected Timetable.

Not applicable.

Item 3.           Key Information.

A.                                    Selected financial data

Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive income data for the years ended December 31, 2013, 2014 and 2015, and the selected consolidated balance sheet data as of December 31, 2014 and 2015 have been derived from our audited consolidated financial statements included elsewhere in this annual report on Form 20-F. Our selected consolidated statements of comprehensive income data for the year ended December 31, 2011 and 2012, and the selected consolidated balance sheet data as of December 31, 2011, 2012 and 2013 were derived from our audited consolidated financial statements, which are not included in this annual report on Form 20-F. You should read the selected consolidated financial data in conjunction with our audited financial statements and the accompanying notes included elsewhere in this annual report on Form 20-F and “Item 5. Operating and Financial Review and Prospects.” Our audited consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of our future results.

	For the year ended December 31,
	2011	2012	2013	2014	2015	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Consolidated Statement of Comprehensive Income Data:
Net revenues	331,241	410,803	492,606	613,990	713,572	110,157
Cost of revenues (1)	(104,814)	(143,685)	(180,521)	(277,789)	(382,804)	(59,095)
Gross profit	226,427	267,118	312,085	336,201	330,768	51,062
Operating expenses:
Selling and marketing expenses (1)	(110,521)	(143,376)	(183,619)	(252,736)	(215,399)	(33,252)
General and administrative expenses (1)	(64,310)	(54,367)	(52,565)	(58,071)	(82,272)	(12,701)
Research and development expenses (1)	(11,796)	(17,587)	(21,918)	(23,149)	(26,469)	(4,086)
Total operating expenses	(186,627)	(215,330)	(258,102)	(333,956)	(324,140)	(50,039)
Operating income	39,800	51,788	53,983	2,245	6,628	1,023
Interest income	5,077	13,323	11,687	17,658	7,045	1,088
Foreign currency exchange income/(loss), net	8,911	(1,845)	1,935	(1,361)	361	56
Other income, net	1,562	4,898	9,104	4,572	19,976	3,084
Income before income tax	55,350	68,164	76,709	23,114	34,010	5,251
Income tax expenses	(18,107)	(9,227)	(13,053)	(3,007)	(8,586)	(1,325)
Net income attributable to Jiayuan.com International Ltd.	37,243	58,937	63,656	20,107	25,424	3,926
Accretion of Series A redeemable convertible preferred shares	(3,222)	—	—	—	—	—
Income allocated to participating preferred shares	(12,681)	—	—	—	—	—
Net income attributable to ordinary shareholders	21,340	58,937	63,656	20,107	25,424	3,926
Net income attributable to Jiayuan.com International Ltd.	37,243	58,937	63,656	20,107	25,424	3,926
Other comprehensive (loss)/income:
Foreign currency translation adjustments, net of tax of RMB nil	(11,452)	(772)	(9,018)	1,780	4,320	667
Comprehensive income attributable to Jiayuan.com International Ltd.	25,791	58,165	54,638	21,887	29,744	4,593
Net income per share:
Basic	0.54	1.27	1.42	0.45	0.57	0.09
Diluted	0.50	1.23	1.39	0.44	0.56	0.09
Weighted average shares used in calculating net income per share, basic	39,647,790	46,297,314	44,910,676	44,423,885	44,253,419	44,253,419
Weighted average shares used in calculating net income per share, diluted	42,384,833	47,743,098	45,827,922	45,390,809	45,543,939	45,543,939
Net income per ADS (2):
Basic	0.81	1.91	2.13	0.68	0.86	0.13
Diluted	0.76	1.85	2.08	0.66	0.84	0.13
ADSs used in computing net income per ADS, basic	26,431,860	30,864,876	29,940,450	29,615,923	29,502,279	29,502,279
ADSs used in computing net income per ADS, diluted	28,256,555	31,828,732	30,551,948	30,260,539	30,362,626	30,362,626

(1)   Includes share-based compensation expenses as follow:

	For the year ended December 31,
	2011	2012	2013	2014	2015	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	2,624	3,380	1,737	1,964	2,706	418
Selling and marketing expenses	796	807	371	572	557	86
General and administrative expenses	25,726	7,355	7,627	6,308	9,467	1,461
Research and development expenses	1,396	1,821	693	760	—	—
Total	30,542	13,363	10,428	9,604	12,730	1,965

(2)         Basic and diluted net income per ADS is computed based on net income attributable to ordinary shareholders and the corresponding basic and diluted number of ADSs, assuming that, during each period presented, every two ADSs represents three ordinary shares.

	As of December 31,
	2011	2012	2013	2014	2015	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share data)
Consolidated Balance Sheet Data:
Total current assets	618,106	593,037	635,455	565,266	933,551	144,115
Total assets	655,705	695,066	740,003	673,446	1,032,084	159,327
Total liabilities	122,188	147,680	200,785	286,406	595,896	91,990
Total shareholders’ equity	533,517	547,386	539,218	387,040	436,188	67,337
Number of outstanding ordinary shares	47,489,394	48,130,944	49,030,944	49,930,944	48,762,903	48,762,903

Selected Non-GAAP Consolidated Financial Data

We define non-GAAP net income as net income attributable to Jiayuan.com International Ltd. excluding share-based compensation expenses and professional fees related to the review and evaluation of previously announced proposals regarding a potential “going private” transaction and the proposed merger with LoveWorld Inc. We review non-GAAP net income together with net income attributable to Jiayuan.com International Ltd. to obtain an additional understanding of our operating performance. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in our business, and professional fees related to the review and evaluation of previously announced proposals regarding a potential “going private” transaction and the proposed merger with LoveWorld Inc. which are not relevant to our operational activities. However, the use of non-GAAP net income has material limitations as an analytical tool. One of the limitations of using non-GAAP net income is that it does not include all items that impact our net income attributable to Jiayuan.com International Ltd. during the periods. In addition, because non-GAAP net income is not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP net income in isolation from or as an alternative to net income attributable to Jiayuan.com International Ltd. prepared in accordance with U.S. GAAP. Our non-GAAP net income is calculated as follows for the periods presented:

	For the year ended December 31,
	2011	2012	2013	2014	2015	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Net income attributable to Jiayuan.com International Ltd.	37,243	58,937	63,656	20,107	25,424	3,926
Add:
Share-based compensation expenses	30,542	13,363	10,428	9,604	12,730	1,965
Professional fees related to proposed privatization and proposed merger	—	—	—	—	13,263	2,047
Non-GAAP net income	67,785	72,300	74,084	29,711	51,417	7,938

Exchange Rate Information

Our business is primarily conducted in China and a substantial majority of our revenues are denominated in Renminbi. The exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise indicated, conversions of RMB into U.S. dollars in this annual report are based on the exchange rate, as of December 31, 2015, which was RMB6.4778 to $1.00. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Renminbi per U.S. Dollar Noon Buying Rate
Period	Average (1)	High	Low	Period-End
2011	6.4630	6.2939	6.6364	6.2939
2012	6.2990	6.2221	6.3879	6.2301
2013	6.1412	6.0537	6.2438	6.0537
2014	6.1704	6.0402	6.2591	6.2046
2015	6.2869	6.1870	6.4896	6.4778
Previous Six Months
October 2015	6.3505	6.3180	6.3591	6.3180
November 2015	6.3640	6.3180	6.3945	6.3883
December 2015	6.4491	6.3883	6.4896	6.4778
January 2016	6.5726	6.5219	6.5932	6.5752
February 2016	6.5501	6.5154	6.5795	6.5525
March 2016	6.5027	6.4480	6.5500	6.4480
April 2016	6.4754	6.4571	6.5004	6.4738
May 2016 (through May 6)	6.4917	6.4738	6.5032	6.4970

(1) Annual averages are calculated by averaging the exchange rates on the last business day of each month.  Monthly averages are calculated using the average of the daily rates during the relevant period.

On May 6, 2016, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.4970 to $1.00.

B.                    Capitalization and indebtedness

Not applicable.

C.                    Reasons for the offer and use of proceeds

Not applicable.

D.                    Risk factors

Risks Relating to Our Business

Our limited operating history and relatively new business model in an emerging and rapidly evolving market make it difficult to evaluate our future prospects.

Our online dating business commenced in 2003.  We began charging our users message fees on our online dating platform in October 2008.  Prior to this, we generated revenues primarily from charging for non-message related value-added services, such as VIP memberships, priority search rankings and from selling advertisement space on our platform.  Accordingly, we have a limited relevant operating history from which to evaluate our business, financial performance and prospects.  Since the change in our business model in 2008, we have derived a substantial portion of our net revenues from service fees generated from online dating services.  Our online services revenue represented 85.7%, 69.3% and 60.4% of our net revenues in 2013, 2014 and 2015, respectively.  In 2013, we began offering personalized matchmaking services in cooperation with matchmaking agencies under an outsourcing model in China and we had 100 locations offering personalized matchmaking services through such arrangements in China as of December 31, 2015.  As a result, we have a short operating history under our current revenue model for you to evaluate in assessing our future prospects.  We may not be able to achieve similar results or growth in future periods.  Our business model may become obsolete due to development of other business models or technologies.  You must consider our business and prospects in light of the risks and difficulties we will encounter as a young company in a new and rapidly evolving market.  Our ability to maintain profitability primarily depends on, among other factors, the growth of the online dating industry in China, the continued acceptance of our business model by our users, our ability to generate continuing interest in our platform, our ability to provide services that meet the needs of our users and our ability to control costs and expenses.  Accordingly, you should not rely on our results of operations for any prior period as an indication of our future performance.  We may not be able to effectively assess or address the evolving risks and difficulties present in the market, which could threaten our capacity to continue operations successfully in the future.

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

If one or more of our users suffers, or alleges to have suffered, physical, financial or emotional harm or our dating services are misused by users, we may suffer damage to our reputation and our brand, which in turn could adversely affect our net revenues and cause the value of our ADSs to decline.

The nature of online dating is such that we cannot control the behavior of our users in their communications or physical interactions.  It is possible that one or more of our users could be physically, financially, emotionally or otherwise harmed following interaction with other users.  We warn our users to exercise caution in meetings they arrange following the use of our services or participation in our offline events, but if one or more of our users suffers or alleges to have suffered physical, financial, emotional or other harm following contact initiated on our dating services or dating services of one of our competitors, any resulting negative publicity or legal action could harm our reputation and business and may have an adverse effect on China’s online dating and dating services industry in general, potentially leading to, among other things, increased government scrutiny and regulation.  From time to time, we are subject to claims, which may include lawsuits, by users relating to incidents that have occurred after users meet each other.

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

Negative press or public opinion about us, our management or users of our dating services may result in harm to our brand and reputation, lead to government investigations and sanctions or have a material and adverse effect on our business.

We have been the subject of allegations in media reports and Internet forums.  In particular, some media reports and comments in Internet forums have alleged that users of our Jiayuan.com platform have been subjected to fraudulent and other illegal and dishonest activities carried out by other users of the platform.  Some of our users have also been alleged to use our Jiayuan.com online platform to seek casual, non-serious relationships and to also seek and provide sexual and other activities that are inconsistent with our business purpose.  Our Jiayuan.com platform has also been alleged to contain false profiles and erroneous user activity.  While we have controls in place in an effort to limit such activities, our business and our brand and reputation may be materially and adversely affected through the dissemination of rumors, whether substantiated or not, about our business and operations in media reports, online news sites, blogs, social networking sites or other Internet forums.  Negative press or any public allegation against us, our online dating platforms, our dating services or our users, may materially and adversely harm our brand and our business. Such negative publicity or allegations, especially direct allegations against us, may also require us to engage in a defensive media campaign, which may result in an increase in our marketing expenses, divert our management’s attention and adversely impact our results of operations.  Government authorities may require us to restrict or discontinue the features and services provided by our online dating platforms and dating services. As a result, our business may suffer and our user base, revenues and profitability may be materially and adversely affected.

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

In addition, while we have backup systems and disaster recovery systems in place, we may be unable to serve our web traffic for a significant period of time in the event of a catastrophic failure involving our platforms.  Our business is therefore susceptible to earthquakes and other catastrophic events, including acts of terrorism.  Our servers operate from three sites in close proximity to one another in Beijing and the absence of a redundant network in a different location could exacerbate this disruption.  Any systems failure, including network, software or hardware failure, that causes an interruption in the delivery of our platforms and services or a decrease in responsiveness of our platforms would result in reduced visitor traffic, reduced net revenue and would adversely affect our reputation and brands.

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

We do not directly bill our users that elect to pay for our online services through their telecommunication operators.  Instead, we depend on wireless value-added services, or WVAS, partners, to record the sales volume, bill our users, collect payments from the Internet and telecommunication operators and remit to us our portion of the revenues.  In the years ended December 31, 2013, 2014 and 2015, revenue remitted from WVAS partners accounted for approximately 33.4%, 35.9% and 33.8%, respectively, of our online revenues.

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

We began offering our personalized matchmaking services in cooperation with matchmaking agencies under an outsourcing model beginning in May 2013 and we had 100 locations offering personalized matchmaking services through such arrangements in China as of December 31, 2015.  Under these cooperation arrangements, we sign the service contracts with the personalized matchmaking clients and the clients also pay us directly while the services are provided by matchmaking agencies under our close supervision.  Prior to May 2013, we had no experience operating through such arrangements with matchmaking agencies, and we can provide no assurance that these arrangements will be successful. We expect to increase these types of arrangements to expand into less developed markets in China. The effect of such cooperation arrangements on our business and results of operations is uncertain and depends upon a variety of factors, including the demand for our services in new local markets and our ability to successfully identify and work with appropriate matchmaking agencies. The matchmaking agencies with whom we enter into such arrangements have certain flexibility in running their operations and their employees are not our employees. To the extent that the matchmaking agencies with whom we enter into such arrangements do not provide services in a manner consistent with our requirements regarding our brands and customer service standards, the value of our brands could suffer. Failure to protect the value of our brands or any other harmful acts or omissions from matchmaking agencies with whom we enter into such arrangements could adversely affect our results of operations and our reputation.  In addition, we also substantially rely on them to gauge market demand.

Furthermore, our arrangements with matchmaking agencies typically have a one-year term, and the matchmaking agencies with whom we enter into such arrangements may not be willing or able to renew their arrangements with us. If we are unable to renew such arrangements, our results of operations and financial condition may suffer.

We have limited experience in operating an internet finance business.

We commenced our internet finance business in 2015.  Expansion in this new business area involves new risks and challenges.  Our lack of familiarity with this new business may make it difficult for us to anticipate the demands and trends in the market and offer products that meet evolving demands and trends.  In addition, we may also be unable to successfully identify new products and service opportunities or develop and introduce new products and service opportunities in a timely or cost-effective manner.  There is no assurance that our efforts in the internet finance business will result in satisfactory results or have a positive effect on our results of operations.

The laws and regulations governing the internet finance business in China are developing and evolving and subject to changes.

Due to the relatively short history of the internet finance industry in China, the PRC government has not adopted a clear regulatory framework governing the internet finance industry.  As a result, substantial uncertainties exist regarding the evolution of the regulatory system and the interpretation and implementation of current and future PRC laws and regulations applicable to the internet finance services industry.  If new PRC internet financing regulations promulgated in the future require us to comply with additional requirements in order to continue to conduct any aspect of our business operations, we may not be able to comply in a timely fashion, or at all. For instance, on December 28, 2015, the China Banking Regulatory Commission published a discussion draft of the proposed Interim Administrative Measures for the Business Activities of P2P Lending Information Intermediaries, or the Draft P2P Measures, which was intended to further strengthen the administration of peer-to-peer lending services, one of a mostly commonly seen internet financing type. Pursuant to the Draft P2P Measures, operators providing peer-to-peer lending services via internet, are required to go through record-filing and registration with the local financing regulatory department and obtain appropriate telecommunication business operation license from competent telecommunication departments. In addition, we cannot guarantee that our current practices comply with regulations that may be promulgated in the future, and we may be required to change our business practices, fined or penalized by regulators, or ordered to cease operations due to any non-compliance in the future.  If any of these situations occur, our business, financial condition and prospects would be materially and adversely affected.

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

The global financial markets have experienced significant disruptions since 2008.  China’s economy has also faced challenges.  To the extent that there have been improvements in some areas, it is uncertain whether such recovery is sustainable. Since we derive substantially all of our net revenues from users in China, our business and prospects may be affected by economic conditions in China.  A slowdown in China’s economy may lead to a reduced amount of personal spending on dating services, which could materially adversely affect our financial condition and results of operations.

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

Risks Relating to Regulation of Our Business and to Our Structure

If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with restrictions on foreign investment in the online dating services and internet financing industry, the prohibitions on foreign investment in the online gaming industry and the prohibition on privately funded non-enterprise institutions from engaging in profit-making business operations, we could be subject to severe penalties, including discontinuation of our operations.

Under the Regulations for the Administration of Foreign-invested Telecommunications Enterprises, or the FITE Regulations, foreign ownership of companies that provide value-added telecommunication services, including online dating services and internet financing services, is limited to 50%.  Hence, foreign enterprises and wholly foreign-owned enterprises are currently not able to apply for the licenses required to operate online dating services and internet financing services in China.  In addition, foreign investors are prohibited from investing in online gaming industries under the Guidance Catalogue of Industries for Foreign Investment promulgated in 2015.  Since we are a Cayman Islands exempted company and therefore are a foreign enterprise under PRC law, neither we nor our PRC subsidiaries are eligible to hold a license to operate online dating services, internet financing services or online gaming businesses in China.  In order to comply with the foreign ownership restrictions and prohibitions, we operate our online dating businesses in China through Shanghai Huaqianshu Information Technology Co., Ltd., or Shanghai Huaqianshu, Beijing Huaqianshu Information Technology Co., Ltd., or Beijing Huaqianshu, Beijing Aizhenxin Information Technology Co., Ltd., or Beijing Aizhenxin, Beijing Shiji Xique Information Technology Co., Ltd., or Xique, and Beijing Youyue Hudong Information Technology Co., Ltd., or Beijing Youyue Hudong, our internet financing services through Shanghai Tengwan, and our online gaming business through Shanghai Huaqianshu, each of which is wholly owned by individual shareholders all of whom are PRC citizens, or by our VIE entities.  Our VIE entities hold the licenses and approvals that are required to operate our online dating businesses, Shanghai Huaqianshu holds the internet cultural operating license required to operate our online gaming business, and Shanghai Tengwan is in the process of applying for the ICP license for operation of our internet financing services and Beijing Miyuan Information Technology Co., Ltd., or Beijing Miyuan, has entered into a series of contractual arrangements with our VIE entities, including Shanghai Huaqianshu, and/or their respective shareholders.   As a result of these contractual arrangements, we are considered the primary beneficiary of our VIE entities and their subsidiaries and consolidate the results of operations of our VIE entities and their subsidiaries in our financial statements.  For a description of these contractual arrangements, see “Item 4.  Information on the Company — C. Organizational Structure.”

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

In the opinion of Zhong Lun Law Firm, our PRC legal counsel, (i) the corporate structure of our company, our PRC subsidiaries, our PRC operating companies and Jiayuan Shanghai Center are in compliance with existing PRC laws and regulations, and (ii) the contractual arrangements between Beijing Miyuan, on the one hand, and our VIE entities and/or their shareholders, on the other hand, are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect.  However, our PRC legal counsel has further advised us that substantial uncertainties still exist as to how the FITE Regulations, MII Circular 2006, the Privately Funded Non-enterprise Institutions Regulation and the GAPP Circular will be interpreted and implemented by the PRC authorities and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the FITE Regulations, MII Circular 2006, the Privately Funded Non-enterprise Institutions Regulation and the GAPP Circular.  Substantial uncertainties also exist as to how the draft PRC Foreign Investment Law or its implementation rules may impact the viability of our current corporate structure in the future. See “Item 3.  Key Information.  D. Risk Factors—Risks Relating to Regulation of Our Business and to Our Structure—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”  It is uncertain whether any other new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide.   If MIIT, MOFCOM, GAPPRFT, the MOC or another PRC regulatory agency subsequently takes a view contrary to ours or if we, our PRC subsidiaries, or any of our PRC operating companies and Jiayuan Shanghai Center are found to have violated any existing or future PRC laws or regulations, or our corporate structure is found to be in violation with any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

•                  revoking the business and operating licenses of our PRC operating companies or Jiayuan Shanghai Center;

•                  discontinuing or restricting the operations of our PRC operating companies or Jiayuan Shanghai Center;

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

The contractual arrangements related to critical aspects of our operations with our VIE entities and/or their shareholders may not be as effective in providing operational control as direct ownership.

We rely on contractual arrangements with our VIE entities and/or their shareholders to operate our business.  These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE entities and their subsidiaries, including Beijing Caiyuanlai and Shanghai Tengwan.  Direct ownership would allow us, for example, to directly or indirectly exercise our rights as a shareholder to effect changes in the boards of directors of our PRC operating companies, which, in turn, could effect changes, subject to any applicable fiduciary obligations, at the management level.  However, under the current contractual arrangements, as a legal matter, if any of our VIE entities or any of their shareholders fails to perform its, his or her respective obligations under these contractual arrangements, we may have to incur substantial costs and expend significant resources to enforce those arrangements and rely on legal remedies under PRC law.  These remedies may include seeking specific performance or injunctive relief and claiming damages, any of which may not be effective.

Under the equity pledge agreements described in “Item 4.  Information on the Company — C. Organizational Structure — Contractual Arrangements with Shanghai Huaqianshu, Beijing Huaqianshu, Beijing Aizhenxin, Xique, Beijing Youyue Hudong and their Respective Shareholders and Jiayuan Shanghai Center,” the shareholders of Shanghai Huaqianshu, Beijing Huaqianshu, Xique, Beijing Aizhenxin and Beijing Youyue Hudong have pledged their equity interests in Shanghai Huaqianshu, Beijing Huaqianshu, Xique, Beijing Aizhenxin and Beijing Youyue Hudong to Beijing Miyuan.  According to the PRC Property Rights Law, which became effective on October 1, 2007, a pledge is created only when such pledge is registered with the relevant office of the administration for industry and commerce.  We have completed the equity pledge registration as required under the amended and restated equity pledge agreements by and among Beijing Miyuan and the shareholders of Shanghai Huaqianshu, Beijing Huaqianshu, Beijing Aizhenxin, Xique and Beijing Youyue Hudong, as the case may be, with the relevant office of the Administration of Industry and Commerce.

However, all of these contractual arrangements, including the equity pledge agreements, are governed by PRC law and provide for the resolution of disputes through either arbitration or litigation in the PRC.  Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures.  The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States.  As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements.  In the event we are unable to enforce these contractual arrangements, we may be unable to exert effective control over our VIE entities and their subsidiaries, and our ability to conduct our business may be materially adversely affected.

Shareholders of our VIE entities may potentially have a conflict of interest with us, and they may breach their contracts with us or cause such contracts to be amended in a manner contrary to the interest of our company.

We conduct substantially all of our operations, and generate substantially all of our revenues, through our VIE entities and their subsidiaries.  Our control over our VIE entities and their subsidiaries is based upon contractual arrangements with our VIE entities and their shareholders, which provide us with the substantial ability to control our VIE entities and their subsidiaries.  The interests of these shareholders may potentially conflict with ours, and these shareholders may breach their contracts with us or cause such contracts to be amended in a manner contrary to the interest of our company if they believe such action furthers their own interest or if they otherwise act in bad faith.  If the shareholders of our VIE entities breach their contracts with us or otherwise have disputes with us, we may have to initiate legal proceedings, which involve significant uncertainty.  Such disputes and proceedings may significantly disrupt our business operations, adversely affect our ability to control our VIE entities and their subsidiaries and otherwise result in negative publicity, and we cannot assure you that the outcome of such disputes and proceedings will be in our favor.

Our arrangements with our VIE entities may be reviewed by the PRC tax authorities for transfer pricing adjustments and subject us to material adverse tax consequences as well as penalties for the under-payment of taxes.

We could face material adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between Beijing Miyuan and our VIE entities were not entered into based on arm’s length negotiations.  Although we based our contractual arrangements on those of similar businesses, if the PRC tax authorities determine that these contracts were not entered into on an arm’s length basis, they may adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment.  A transfer pricing adjustment could adversely affect us by increasing the tax liabilities of our VIE entities without reducing Beijing Miyuan’s tax liabilities, which could further result in late payment fees and other penalties to our VIE entities for the under-payment of taxes.  As a result, any transfer pricing adjustment could materially adversely affect our financial condition and results of operations.

Our holding company structure may restrict our ability to receive dividends from, or transfer funds to, our PRC subsidiaries, which could restrict our ability to act in response to changing market conditions and reallocate funds among our Chinese entities in a timely manner.

We are a Cayman Islands holding company and conduct substantially all of our operations through our PRC operating companies and Jiayuan Shanghai Center.  We may rely on dividends and other distributions on equity by our PRC subsidiaries for our cash requirements, including the funds to pay dividends on the ordinary shares underlying our ADSs and to service any debt we may incur or financing we may need for our operations.  If any of our PRC subsidiaries incurs its own debt in the future, the instruments governing the debt may restrict such PRC subsidiary’s ability to pay dividends or make other distributions to Jiayuan Hong Kong and to us.  Furthermore, under PRC laws and regulations, each PRC subsidiary is only permitted to pay dividends out of its retained earnings, if any, determined in accordance with PRC accounting standards and regulations.  Under PRC law, each PRC subsidiary is also required to set aside at least 10% of its after-tax profit (calculated based on PRC accounting standards) each year to its general reserves until the cumulative amount of such reserves reaches 50% of its registered capital.  These reserves are not distributable as cash dividends, loans or advances.  Each PRC subsidiary may also allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds, which may not be distributed to us.  Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.  Most of our assets are held by, and substantially all of our earnings and cash flows are attributable to, our VIE entities and their subsidiaries, which in turn transfer the economic benefit to our PRC subsidiaries through contractual arrangements.  If earnings from our PRC subsidiaries were to decline, our earnings and cash flow would be materially adversely affected.  Our cash flows are principally derived from dividends paid to us by our PRC subsidiaries.  As a result, our ability to distribute dividends largely depends on earnings from our PRC subsidiaries and their ability to pay dividends out of those earnings. We cannot assure you that our PRC subsidiaries will generate sufficient earnings and cash flows in the near future to make up the historical accumulated losses and pay dividends or otherwise distribute sufficient funds to enable us to meet our obligations, pay interest and expenses or declare dividends.  Any limitation on the ability of our PRC subsidiaries to transfer funds to us as dividends, loans or advances could materially adversely limit our ability to grow, make investments or acquisitions that could benefit our businesses, pay debt or dividends, and otherwise fund and conduct our business.

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

Furthermore, we have provided offline personalized matchmaking services to certain of our clients through Shanghai Huaqianshu and its Beijing branch, Beijing Huaqianshu and Jiayuan Shanghai Center in China, which may be deemed to be a type of marriage agency service. As China has not adopted a comprehensive and specific regulatory framework governing marriage agency services, there are substantial uncertainties regarding the interpretation and implementation of the relevant laws and regulations, especially by the local authorities in different areas, and no assurance can be given that we will not be found to be in violation of such laws and regulations.

If we fail to obtain or maintain all applicable permits and approvals, or fail to comply with PRC regulations, relating to online games and virtual currencies, our ability to conduct our online game business could be affected and we could be subject to penalties and other administrative sanctions.

Pursuant to PRC regulations regulating online games, in order to operate an online game business and virtual currencies used for online games, an operator should obtain an Online Culture Operating Permit from the MOC (with a business scope covering the operation of online games and issuance of virtual currencies) and an Network Publication Service License from GAPPRFT in order to directly make its online games publicly available in China. Furthermore, pursuant to the Provisional Measures on the Administration of Online Games promulgated by the MOC on June 3, 2010, an online mobile games operator should make a filing with the MOC in respect of each domestic game within 30 days of commencing operations. In addition, each online game must be screened by GAPPRFT by way of an approval process before it is first published and made publicly available.

Shanghai Huaqianshu is currently operating our online game business. Shanghai Huaqianshu has obtained the Online Culture Operating Permit from the MOC with respect to its operation of online games and is in the process of filing applications for issuance of virtual currencies and applying for the Network Publication Service License. In addition, we have not obtained approval from GAPPRFT or completed the filing with the MOC for our online and mobile games. We cannot assure you that (i) Shanghai Huaqianshu can complete the filing for issuance of virtual currencies and obtain the Network Publication Service License; or (ii) we can obtain all the required approvals and complete the relevant filing procedures with the relevant government authorities for each game we operate in a timely manner or at all. If the relevant authority challenges the commercial operation of our games and determines that we are in violation of the relevant laws and regulations regarding online and mobile games, it would have the power to, among other things, levy fines against us, confiscate our income and require us to discontinue our online game business.

Failure to obtain ICP license could materially and adversely affect our online dating and finance business

Pursuant to PRC laws and regulations, Internet information services, or ICP services, are classified as value-added telecommunications businesses, and any commercial operator engaging in value-added telecommunications services are required to first obtain an operating license for value-added telecommunications services, or the ICP License, from the MIIT or its provincial level counterparts.  Violations of such regulations may result in administrative penalties, such as rectification, fines, and the authority may even order the operator to suspend operation under serious situation.  Shanghai Tengwan, which is currently operating our online financial service, is in the process of applying for ICP licenses. We cannot assure you that Shanghai Tengwan can obtain the ICP license in time, or at all.  If the relevant authority determines that we are in violation of the relevant laws and regulations regarding value-added telecommunication service, it would have the power to, among other things, levy fines against us, and require us to discontinue our online financial business and part of our online dating business.

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

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies in the industries that are currently subject to foreign investment restrictions in China. See “Item 3.  Key Information.  D. Risk Factors—Risks Relating to Regulation of Our Business and to Our Structure—If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with restrictions on foreign investment in the online dating services and internet finance industry, the prohibitions on foreign investment in the online gaming industry and prohibitions on privately funded non-enterprise institutions from engaging in profit-making business operations, we could be subject to severe penalties, including discontinuation of our operations” and “Item 4.C. Information on the Company—Organizational Structure.” Under the draft Foreign Investment Law, if a variable interest entity is ultimately controlled by a foreign investor via contractual arrangements, it would be deemed as a foreign investment. Accordingly, for companies with a VIE structure in an industry category that is on the “negative list,” the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is or are of PRC nationality. Conversely, if the actual controlling person(s) is or are of foreign nationalities, then the variable interest entities will be treated as foreign invested enterprises and any operation in the industry category on the “negative list” without market entry clearance may be considered illegal.

There is no assurance that we will be regarded as a company controlled by PRC nationals since the draft Foreign Investment Law does not provide clear guidance on the meaning of “control.” In addition, the draft Foreign Investment Law has not taken a position on what actions shall be taken with respect to the existing companies with a VIE structure, although a few possible options were proffered to solicit comments from the public. Under these options, a company with VIE structures and in the business on the “negative list” at the time of enactment of the new Foreign Investment Law has either the option or obligation to disclose its corporate structure to the authorities, while the authorities, after reviewing the ultimate control structure of the company, may either permit the company to continue its business by maintaining the VIE structure (when the company is deemed ultimately controlled by PRC citizens) or require the company to dispose of its businesses and/or VIE structure.  Moreover, it is uncertain whether the online dating, internet finance and online gaming industries, in which our VIE entities and their subsidiaries operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” which may be issued.  If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as MOFCOM market entry clearance, to be completed by companies with existing VIE structure like ourselves, or we plan to apply for determination on the PRC investor status during the clearance process, we face uncertainties as to whether such clearance or ratification can be timely obtained or at all.

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

Substantially all of our business operations are conducted in China.  Accordingly, our business, results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China.  Due to the global financial crisis, the growth of the Chinese economy also slowed down in the second half of 2008 and early 2009.  While the effect of the global economic crisis subsided through 2010, the growth of the Chinese economy slowed down again in the second half of 2011 and in the period thereafter.  It is unclear whether the Chinese economy will resume its high growth rate.  Any prolonged slowdown in the Chinese economy, in particular in the online social network or online dating industry, could negatively impact our business, operating results and financial condition in a number of ways.  For example, our users may decrease spending on our services, while we may have difficulty expanding our user base fast enough, or at all, to offset the impact of decreased spending by our existing users.

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

Shanghai Huaqianshu has been deemed to qualify as an HNTE under the EIT Law for 2010, 2011 and 2012, and was qualified as key software enterprise in 2014 and was entitled to an income tax rate of 10% for 2013 and 2014. In March 2014, Shanghai Huaqianshu completed the application process for the renewal of HNTE status and expects to continue to enjoy a preferential income tax rate of 15% for 2013 to 2015. Beijing Miyuan has qualified as a “software enterprise,” allowing it to be exempt for two years beginning with its first profitable year and a 50% tax reduction to a 12.5% income tax rate for the subsequent three years if it passes the “software enterprise” annual inspection in each of these years.  Beijing Miyuan has also been deemed to qualify as an HNTE under the EIT Law for 2015, 2016 and 2017.  Although Shanghai Huaqianshu was qualified as a key software enterprise for 2013 and 2014 and as a HNTE for the three years starting from 2013 and Beijing Miyuan was qualified as a software enterprise in 2014, we cannot assure you that Shanghai Huaqianshu will pass the annual inspection of the software enterprise qualification and continue to qualify as a key software enterprise or a HNTE under the EIT Law or that Beijing Miyuan will pass the annual inspection of the software enterprise qualification and continue to qualify as a “software enterprise.”  Shanghai Miyuan had qualified as a “software enterprise,” allowing it to be exempt from income taxes for the 2011 and 2012 fiscal years and apply for a preferential tax rate of 12.5% for the 2013, 2014 and 2015 fiscal years.  However, as Shanghai Miyuan was not continually qualified as a software enterprise in 2014, it became subject to the standard EIT rate of 25% in 2014 and thererafter. In addition, various local governments in China have provided discretionary incentives to us.  However, these local governments may decide to reduce or eliminate these preferential tax treatments or incentives at any time. Furthermore, these local implementations of tax laws may be found to violate national laws or regulations and we may be subject to retroactive imposition of higher taxes as a result.  Any expiration, reduction, discontinuation or revocation of, or changes to, these tax incentives will increase our tax burden and reduce our net income and thus could materially and adversely affect our operating results.

Dividends we receive from our PRC subsidiaries may be subject to PRC withholding tax and we cannot assure you that we will be able to enjoy the preferential withholding tax treatment.

Under the EIT Law, and the Implementing Rules, both of which became effective on January 1, 2008, dividends generated from the business of our PRC subsidiaries after January 1, 2008 and payable to us may be subject to a withholding tax rate of 10% if the PRC tax authorities subsequently determine that we are a non-resident enterprise, unless there is a tax treaty with China that provides for a different withholding arrangement.  We are a Cayman Islands holding company and substantially all of our income may come from the dividends we received from our PRC subsidiaries through our Hong Kong subsidiary.  Under the Arrangement between Mainland China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, which became effective on January 1, 2007, income tax on dividends payable to a company resident in Hong Kong that holds more than a 25% equity interest in a PRC resident enterprise may be reduced to a rate of 5%.  However, we cannot assure you that we will be able to enjoy such preferential withholding tax treatment. Pursuant to the Administrative Measures for Non-Resident Taxpayer to Enjoy Treatments under Tax Treaties issued by the State Administration of Taxation on August 28, 2015, any non-resident taxpayer may be entitled to such reduced withholding tax rate automatically if satisfying the conditions under relevant tax rules and regulations, subject to the subsequent administration by the tax authorities. In addition, according to the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued by the State Administration of Taxation, or the SAT, in February 2009, if the main purpose of an offshore arrangement is to obtain a preferential tax treatment, the PRC tax authorities have the discretion to adjust the preferential tax rate enjoyed by the relevant offshore entities.

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

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of foreign currency out of China.  We currently receive substantially all of our revenues in Renminbi.  Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries.  The unavailability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency-denominated obligations.  Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from SAFE or its local branch is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.  The PRC government may also at its discretion restrict access to foreign currencies for current account transactions in the future.  If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs. On August 29, 2008, the SAFE promulgated Circular 142 to regulate the conversion of foreign currency into Renminbi by a foreign-invested company by restricting the use of the converted Renminbi.  Circular 142 requires that the registered capital of a foreign-invested company that has been settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless otherwise permitted in its business scope or under applicable laws and regulations.  In addition, the SAFE strengthened its oversight of the flow and use of the funds of a foreign-invested company settled in Renminbi converted from foreign currencies.  The use of such Renminbi capital may not be changed without the SAFE’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used for purposes within the company’s approved business scope.  Violations of Circular 142 will result in severe penalties, such as heavy fines. SAFE issued a circular on March 30, 2015, SAFE Circular No. 19, which became effective on June 1, 2015 and replaced SAFE Circular No. 142. Pursuant to SAFE Circular No. 19, up to 100% of the foreign currency capital of a foreign invested enterprise may be converted into RMB capital according to the actual business of the enterprise at its will and the RMB capital converted from the foreign currency registered capital of a foreign-invested enterprise may be used for equity investments within the PRC. However, under the SAFE Circular No. 19, RMB capital converted from the foreign currency registered capital of a foreign-invested company still may not in any case be used to advance RMB entrusted loans or repay inter-enterprise RMB loans. Such circulars may significantly limit our PRC subsidiaries’ ability to utilize the net proceeds transferred to it from our initial public offering.

Fluctuation in the value of the RMB may materially adversely affect the value of your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions.  On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. For almost two years after reaching a high against the U.S. dollar in July 2008, the Renminbi traded within a narrow band against the U.S. dollar.  As a consequence, the RMB has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. dollar.  In June 2010, the PRC government announced that it would increase Renminbi exchange rate flexibility and since that time the Renminbi has gradually appreciated against the U.S. dollar.  The PRC government announced it would increase the trading band between the RMB and U.S. dollar from 0.5% to 1% in April 2012, and then increased the trading band from 1% to 2% on March 14, 2014.  However, it remains unclear how this flexibility might be implemented.  There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the Renminbi against the U.S. dollar.  Substantially all of our revenues and costs are denominated in RMB, and a significant portion of our financial assets are also denominated in RMB. We also record foreign transaction gains or losses in our income statement due to fluctuations in the exchange rate. We principally rely on dividends and other distributions paid to us by our subsidiaries in China.  Any significant revaluation of the RMB may materially adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars.  Any fluctuations of the exchange rate between the RMB and the U.S. dollar could also result in foreign currency translation losses for financial reporting purposes.

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

Our PRC legal counsel, Zhong Lun Law Firm, has advised us that, based on their understanding of the current PRC laws, regulations and rules and the procedures announced on September 21, 2006, because (i) we established our PRC subsidiaries by means of direct investment other than by merger or acquisition of the equity or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners after the effective date of the M&A Rules, and (ii) no provisions in the M&A Rules clearly classify our contractual arrangements with our VIE entities as the acquisition subject to the M&A Rules, we are not required to apply with the CSRC for the approval of the listing and trading of our ADSs on the Nasdaq Global Select Market.

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

Companies operating in China are required to participate in various government-sponsored employee benefit plans, including certain pension, housing and other welfare-oriented payment obligations.  One of our PRC operating companies, Shanghai Huaqianshu, has not fully paid the contributions to such plans, as required by applicable PRC regulations.  As of December 31, 2015, the outstanding contributions to social insurance funds and housing funds of Shanghai Huaqianshu for which we made provisions amounted to RMB4.6 million (US$0.7 million).  While we believe we have made adequate provisions for such outstanding amounts in our audited financial statements, our prior failure to make payments may be in violation of applicable PRC labor-related laws and we may be subject to fines if we fail to rectify any violations within the period prescribed by the relevant authorities.  In addition, in the event that any current or former employee files a complaint with the PRC government, we may be required to make additional contributions to our employee benefit plans as well as to pay administrative fines.

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

Risks Relating to Our Ordinary Shares and ADSs

There can be no assurance that the Agreement and Plan of Merger dated December 7, 2015 and the transaction contemplated thereby will be successfully consummated. Potential uncertainty involving the proposed transaction may adversely affect our business and the market price of our ADSs.

On December 7, 2015, we entered into an agreement and plan of merger, or the Merger Agreement, with LoveWorld Inc., or Parent, an exempted company with limited liability incorporated under the laws of the Cayman Islands, and FutureWorld Inc., or Merger Sub, an exempted company with limited liability incorporated under the laws of the Cayman Islands. Subject to satisfaction of the terms and conditions contained in the Merger Agreement, Merger Sub will merge with and into our company, with our company continuing as the surviving corporation and a wholly-owned subsidiary of Parent. Each of our ordinary shares and ADSs will be cancelled in exchange for the right to receive US$5.04 per ordinary share or US$7.56 per ADS in cash without interest, except for the ordinary shares (including ordinary shares represented by ADSs): (a) held by us as treasury shares, (b) held by our depositary and reserved for issuance upon the exercise of options and vesting of restricted shares under our equity compensation plan as well as ordinary shares represented by ADSs previously repurchased by us and (c) owned by shareholders who have validly exercised and have not effectively withdrawn or lost their appraisal rights under Section 238 of the Cayman Islands Companies Law. The Merger Agreement was approved by our shareholders at an extraordinary general meeting held on December 29, 2015. We expect that the proposed merger will close on May 13, 2016. However, there can be no assurance that the proposed merger will be consummated. If the merger is not consummated, you will not receive the proposed merger consideration and the price of our ADSs could decline. In addition, we could be subject to potential lawsuits in connection with the proposed merger transaction.

The proposed merger, whether or not consummated, presents a risk of diverting management focus, employee attention and resources from other strategic opportunities and from operational matters. In addition, we are subject to various restrictions under the Merger Agreement on the conduct of our business prior to the completion of the merger, which may delay or prevent us from undertaking business opportunities that may arise pending completion of the merger. Also, the development of the merger, such as completion of the merger or termination of the Merger Agreement, may increase volatility of the trading price of our ADSs.

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

Although it is not clear how the contractual arrangements between us and our VIE entities will be treated for purposes of the “passive foreign investment company,” or PFIC, rules, we do not believe we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2015 based upon the composition of our income and assets and valuation of our assets, including goodwill.  However, the application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make a separate determination each year as to whether we are a PFIC after the close of each taxable year.  Because we expect to continue to hold a substantial amount of cash and other passive assets, and because the determination of whether we are a PFIC will depend on the character of our income and assets and the value of our assets from time to time, which may be based in part on the market price of our ADSs, which is likely to fluctuate, we cannot assure you that we will not be a PFIC for any future taxable year.  If we were to be treated as a PFIC for any taxable year during which a United States Holder held an ADS or an ordinary share, the United States Holder could be subject to adverse United States federal income tax consequences upon certain distributions and on gain recognized with respect to the disposition of an ADS.  In addition, a United States Holder may be subject to additional reporting requirements.  See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Consequences—Passive Foreign Investment Company.”

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

On December 1, 2015, Beijing Miyuan entered into a series of contractual arrangements with Beijing Youyue Hudong Information Technology Co., Ltd., or Beijing Youyue Hudong, in the PRC, and its legal shareholders to acquire effective control over Beijing Youyue Hudong. As a result, BeijingYouyue Hudong became a variable interest entity of Beijing Miyuan. Beijing Youyue Hudong commenced operations in April 2015.

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

Merger agreement

We entered into an agreement and plan of merger, dated December 7, 2015, or the Merger Agreement, with LoveWorld Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), and FutureWorld Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent, pursuant to which Parent agreed to acquire our Company for US$5.04 per ordinary share. The Merger Agreement was approved by the shareholders at an extraordinary general meeting of shareholders held on December 29, 2015.

B.            Business overview

We operate Jiayuan.com, the largest online dating platform in China.  As a pioneer in China’s online dating market, we are committed to addressing the dating and marriage needs of China’s rapidly growing urban singles population by providing trusted, effective platforms and superior user experiences.  The Jiayuan.com platform provides single adults with unique opportunities to meet, interact and form a long-term relationship aimed towards marriage.  Our website Jiayuan.com ranked first in terms of number of monthly unique visitors and total time spent among all online dating websites in China in 2015, according to iResearch.

Our Jiayuan.com platform employs a results-based pricing model, which we believe distinguishes us from other online dating service providers.  Unlike dating websites that follow a subscription-based model, Jiayuan.com offers users free registration with immediate full search access to our database.  This feature engages new users in the site and entices them to begin exploring our database for potential companions.  Although the search capabilities and exploratory services are provided for free and our users are not required to pay to send an initial message to another user, either the sender or recipient must pay a RMB2.00 to RMB4.00 fee in order to unlock communications.  After the initial message is read, future communications between the same users are free on the Jiayuan.com platform. Our pricing strategy for the initial message is designed to reach and target the mass market with its affordability.  Given the nominal cost to unlock communications, we believe this feature of our business is recession-resistant and serves as a strong foundation of our revenue model.  Furthermore, for users who intend to send or who have received a large amount of initial messages, we offer various types of fee plans that include the option to send up to 200 initial readable messages per day or unlimited message reading during a specified subscription period.

We believe our Jiayuan.com platform’s results-based pricing model is more attractive to users because they only pay for the results and services that they can see and has been one of the key factors enabling us to attract and retain a large user base.  We believe most of our users are well-educated singles seeking long-term relationships aimed towards marriage.  Our large and attractive user base combined with our results-based fee structure and user-friendly interface have created what we believe is a superior user experience.  According to a survey conducted by iResearch in December 2015, our Jiayuan platform was the most frequently used online dating platform in China and ranked first in customer satisfaction among our major competitors in China’s online dating industry.

We believe that our “世纪佳缘” (Shiji Jiayuan) brand, which is our Chinese name, has become the most well-known and trusted online dating brand in China.  On December 31, 2015, “世纪佳缘” (Shiji Jiayuan) was searched 50-times more often than “交友网站” (Jiao You Wang Zhan), a common term for “dating website” in Chinese, on Baidu.com.  Leveraging our brand and national recognition, we have attracted a critical mass of local users in not only first-tier cities, such as Beijing, Shanghai, Guangzhou and Shenzhen, but also in many second-tier cities across China.  We intend to continue expanding our user base into other second-tier and third-tier cities.  A large user base is a major attraction for new users because of the large number of potential companions available to each of our users at their preferred location.  We believe our localized critical mass on a national scale and well-regarded brand name are difficult for competitors to replicate and provide us with an important competitive advantage.

In 2012, we launched our members-only website, izhenxin.com in connection with our segmentation strategy to provide busy singles a more focused and streamlined environment to search for marriage-minded partners. We believe it was the first online dating platform in China to provide a comprehensive information verification system. Using the information from the comprehensive information verification system, the izhenxin.com website provides each member with an initial “sincerity score.”  As members use the izhenxin.com website, our proprietary algorithm analyzes user behavior and adjusts members’ “sincerity scores” on a real-time basis. As of December 31, 2015, the izhenxin.com website had more than 1.1 million verified members.

In December 2012, we acquired certain assets of Beijing Juedui100 relating to the online dating website juedui100.com.

In May 2013, we began offering our personalized matchmaking services in China. At the end of 2015, we had six locations offering personalized matchmaking services through our own employees and 100 locations that offer the service through outsourced matchmakers.

In connection with furthering our segmentation strategy, in September 2013, we launched qiuai.com, an html-based mobile dating platform tailored to feature mobile users. Qiuai.com was developed specifically for users who have limited access to personal computers, or PCs, and includes core dating features supported by our proprietary matching algorithm. Adopting a subscription-based model to avoid micro-payments with relatively high operator billing costs, qiuai.com recorded more than 14.5 million registered users by the end of 2015.

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

We continued to accelerate the expansion of our personalized matchmaking services in 2015, with national coverage increasing from 78 locations in 59 cities at the beginning of 2015 to 106 locations in 75 cities by the end of 2015. Leveraging our online resources and the largest online database of Chinese singles, our personalized matchmaking services provide one-on-one search and matchmaking services for clients who prefer more personalized services, helping them save time in finding love and extending the reach to eligible potential companions.

We also continued to expand our business in events and others. Since 2008, we have hosted large scale social gatherings in cities throughout China to provide our users offline opportunities to meet in person.  We began to operate a membership dating club in Beijing at the end of 2014 and opened another dating club in Shenzhen in November 2015 where members can date or participate in offline dating services hosted at the club. Under this type of service, users pay a single-entry fee or periodic subscription fee to join. Fees for these services are collected upfront. Such offline events also promote our national brand name and benefit our online platform.

We started charging fees for messaging services provided on our Jiayuan.com platform in October 2008, and currently we derive most of our revenues from our online business.  We had an average of 5,275,688 monthly active user accounts in 2015, compared to 5,668,840 in 2014.  In 2015, the number of our average monthly paying user accounts was 1,443,858, compared to 1,510,919 in 2014.  We generated net revenues of RMB492.6 million, RMB614.0 million and RMB713.6 million (US$110.2 million) in 2013, 2014 and 2015, respectively.  We had net income of RMB63.7 million, RMB20.1 million and RMB25.4 million (US$3.9 million) in 2013, 2014 and 2015, respectively.  Excluding non-cash share-based compensation expenses and professional fees related to previous announced proposals regarding a potential “going private” transaction and the proposed merger with LoveWorld Inc., we had a non-GAAP net income of RMB74.1 million, RMB29.7 million and RMB51.4 million (US$7.9 million)in 2013, 2014 and 2015, respectively.

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

•                                          Unlock Communications Fee.  Payment of our unlock communications fee allows a user to connect with one other user for RMB2.00 to RMB4.00.  While a user initiates contact by sending a message to another user free-of-charge, either the sender or the recipient must pay the fee in order for the recipient to be able to read the message.  Once the first message is sent and read, the sender and the recipient can continue to communicate with each other through our Jiayuan platform without additional fees.  Users can also purchase a single virtual stamp for RMB2.00 or four virtual coins for RMB1.00 each to unlock a communication, or purchase a set of virtual stamps or coins to unlock communications.  We also give users free stamps when they provide additional biographical information or pictures to encourage them to explore and utilize our messaging services.

•                                          Periodic Subscription Fees.  Users can also pay for periodic subscriptions that allow them to send messages to up to a maximum of 100 or 200 users per day, or read an unlimited number of messages during the duration of the subscription period.  For sending messages, we offer monthly, three-month, six-month and annual subscription plans.  For reading messages, we offer monthly, three-month, six-month and annual subscription plans.  Periodic subscription fees also include “diamond memberships,” which allow a user unlimited access to read messages as well as access to enhanced features under our value-added service “VIP memberships” and are available in monthly, three-month, six-month and annual plans. Monthly plans are also available for online chatting.  As part of our strategy to improve monetization and enhance user experience, we consistently evaluate the pricing of our periodic subscription fees and have implemented new packages priced above current subscription products.

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

Izhenxin.com

Our izhenxin.com platform gives marriage-minded singles a simple members-only platform in which to interact.  Izhenxin.com is based on Jiayuan’s industry-leading technology and includes enhanced verification and user behavior analysis methodologies to improve both user experience and matching results. Izhenxin.com is a subscription-based platform and users can subscribe to one-month, three-month and six-month periodic subscription packages. We launched the Android application for izhenxin.com in May 2014, followed by an iOS version in October 2014.

Qiuai.com

We commenced open beta testing for qiuai.com in September 2013, a mobile dating platform optimized for mobile browsers and WAP platforms. Qiuai.com was developed specifically for users who have limited access to PCs. Qiuai.com is free to register and to browse profiles, but male users are required to pay a daily, monthly, three-month or annual subscription fees to read and send messages, while female users can send unlimited messages for free. Qiuai.com also offers value-added services such as virtual gifts and VIP memberships that allow male users to view additional photos beyond the profile thumbnail photo. We generate advertising revenue from Qiuai.com. We began to charge female users under the same fee plan in February 2016. As of the end of 2015, qiuai.com recorded more than 14.5 million registered user accounts.

Jr.jiayuan.com

We launched our internet finance platform Jr.jiayuan.com in August, 2015. As an extension of Jiayuan’s dating products, Jr.jiayuan.com has improved user retention by combining dating with finance services. Users can access our finance services through Internet browsers, WAP mobile browsers and our Jr.jiayuan.com WeChat official account. We also launched applications in both Android and iOS versions for this service.

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

We expanded our personalized matchmaking services at an accelerated pace since 2013 by leveraging our proprietary customer relations management, or CRM, system, which enables better resource management and allows greater scalability. We developed the business from 30 locations in 25 cities in the fourth quarter of 2013 to 78 locations in 59 cities by the end of 2014 to 106 locations in 75 cities by the end of 2015. The CRM system allows us to expand our coverage through an outsourcing model, by which we cooperate with local partners leveraging on their local physical presence, experience and management team while allowing them to use Jiayuan’s brand name and limited access to our online resources. Under this outsourcing model, service contracts are signed between Jiayuan and the clients receiving the personalized matchmaking services and such clients also pay directly to Jiayuan. At the end of the 2015, we had 100 out of 106 locations offering personalized matchmaking services through such matchmaking agencies. The number of locations providing matchmaking services increased from 30 locations in 25 cities at the end of 2013 to 78 locations in 59 cities at the end of 2014 to 106 locations in 75 cities at the end of 2015. At the end of 2015, Jiayuan’s personalized matchmaking locations employed 2,820 matchmakers, compared to 2,124 matchmakers at the end of 2014.

To further accelerate the expansion of personalized matchmaking services, we began limited testing of crowd-sourced matchmaking in Beijing during the second quarter of 2015, which leverages Chinese society’s traditional matchmaking done by relatives and neighbors and encourages them to introduce special clients or candidates in order to receive a commission. We expanded the model into other first tier and second tier cities at the beginning of 2016 and have currently developed approximately 5,000 verified crowd-sourced matchmakers in Beijing, Shanghai, Guangzhou and Shenzhen. We believe this crowd-sourced model complements the sales growth of our personalized matchmaking locations and will help us to consolidate the significant untapped market for our personalized matchmaking services.

Events and Others

We organize and host events that allow individuals to meet a large number of potential partners in person.  In 2015, our events were typically large gatherings of approximately 100 to 200 participants with activities designed to facilitate social interaction.  These events include speed-dating, dance parties and other social events for our users.  In 2015, we organized a total of 489 offline events in 66 cities across China.  Attendance is free-of-charge for events where we obtain event sponsorship advertising. For non-sponsored events, we typically collect entry fees at the commencement of the event.

At the end of 2014, we began to operate a membership dating club in Beijing where members can date or participate in offline dating services hosted at the club. We opened another dating club in Shenzhen in November 2015. Under this type of service, users pay a pay-per-use fee or periodic subscription fee to join. Fees for these services are collected upfront.

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

Our average monthly active user accounts were 5,668,840 in 2014 and 5,275,688 in 2015.  The average percentage of monthly active user accounts that were paying user accounts in 2015 was approximately 27.4%, compared to 26.7% over the corresponding period in the prior year.  In December 2015, 72.1% of our active user accounts were between the ages of 18 to 35, inclusive, and 76.6% of our active user accounts had some post-secondary education, both as reported by our users.  In addition, there were 82 cities in China in which we had at least 10,000 active user accounts in December 2015.

We have an active and engaged user base.  In the three months ended December 31, 2015, an average of 2,525 users per day changed their relationship status to “currently dating someone” or “in a relationship” on their Jiayuan profile on our Jiayuan.com platform.  Our monthly paying user accounts increased from an average of 1,339,258 in 2013 to an average of 1,510,919 in 2014 and recorded an average of 1,443,858 in 2015.  We generate revenue by converting active user accounts into paying user accounts and by encouraging our users to purchase more services.  Our average monthly ARPU for online services in 2015 was RMB23.6.

Our personalized matchmaking clients are often busy professionals that are existing Jiayuan.com registered users who we have converted to paid matchmaking clients. Participants in our offline events are primarily also users of our online dating services.

Operations

Online Security Measures

We emphasize maintaining a serious and reliable online dating environment on Jiayuan.com and izhenxin.com and high satisfaction levels among our user experience on all of our platforms.  To that end, we have taken a number of steps to promote responsible and appropriate behavior among our users, establish user participation guidelines and disclaimers and allow telephone access to customer service representatives to address user concerns. In particular, we continued to upgrade our online intelligent security system in 2015 to monitor and discourage unhealthy user behavior on a more timely and effective basis.

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

User Support

Our user support team operates 24 hours a day, seven days a week.  As of December 31, 2015, we employed a total of 89 full-time and 28 part-time user support representatives.  Our team of user support representatives helps users with matters such as completing profile descriptions and personal essays and choosing photos for their profiles, as well as answering questions about billing and technical issues.  Our user support team also reviews new and updated profiles and plays an integral role in implementing our online security measures. User support representatives receive ongoing training in an effort to better personalize the experience for users that call in.

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

In addition, we benefit from cross-promotional arrangements with third-party websites and television stations, under which we cooperate to help improve each other’s brand recognition.  We have collaborated with approximately 52 national and regional television shows as well as video and audio programs.  To enhance our market penetration, especially among working professionals, we also advertise in subway stations.

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

We have registered 172 trademarks, including “世纪佳缘” (Shiji Jiayuan), “花千树” (Huaqianshu), “jiayuan.com” , “爱真心” (Aizhenxin) and “求爱”(Qiuai) in the PRC and six trademarks abroad in Hong Kong, Taiwan and the United States.  We have also registered 85 domain names relating to our web sites, including www.jiayuan.com, the primary URL for our online dating platform, www.izhenxin.com, the primary URL for our members-only online dating platform and www.qiuai.com. We obtained the trademark registration for the “世纪佳缘”(Shiji Jiayuan) trademark and certain of our other trademarks for dating and marriage agency services in 2015.

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

We offer offline personalized matchmaking services to certain of our clients in China, which may be deemed as a type of marriage agency services.  Currently, we provide the offline personalized matchmaking services mainly through Jiayuan Shanghai Center, a privately funded non-enterprise entity under the supervision of the Shanghai Yangpu District Bureau of Civil Affairs, Beijing Huaqianshu and Beijing Huaqianshu’s Guangzhou and Shenzhen branches.  To comply with the above laws and regulations, the business scope of these entities includes marriage agency services.

Regulation on Foreign Investment Industry Catalogue

The Catalogue for the Guidance of the Foreign Investment Industries (2015) jointly promulgated by the National Development and Reform Commission and the Ministry of Commerce classifies industry sectors into four categories for the purpose of guiding foreign investment, namely the “encouraged”, “permitted”, “restricted” and “forbidden” categories, among which, the “encouraged”, “restricted” and “forbidden” categories are specified in the Catalogue for the Guidance of the Foreign Investment Industries (2015) while an industry that is not specifically placed into one of the above three categories falls into the category of “permitted” industries.  Pursuant to the Catalogue for the Guidance of the Foreign Investment Industries (2015), value-added telecommunications services businesses (excluding electronic commerce business) are listed within the restricted category.  Businesses falling within the restricted category of foreign investments are those that are subject to a stricter approval process or other conditions, such as restrictions on foreign investment ratios or stricter requirements on the qualification of foreign shareholders.  Direct foreign investment in these businesses, however, is not prohibited by PRC law.  The provision of online dating services and internet financing services by our PRC operating companies fall into the scope of Internet-based business supported by value-added telecommunications services and thus, pursuant to the Catalogue for the Guidance of the Foreign Investment Industries (2015), falls in the restricted category whereby foreign ownership cannot exceed 50% of the total investment. In addition, the operation of online games is classified as Internet publishing activities and Internet cultural operations and therefore falls into the “forbidden” category under the Catalogue for the Guidance of the Foreign Investment Industries (2015), whereby foreign investment are prohibited.  Hence, to comply with these provisions, we conduct our online dating services business, online gaming business and internet financing services principally through contractual arrangements between Beijing Miyuan and our VIE entities and their respective shareholders and subsidiaries of our VIE entities instead of directly owning equity interest in our VIE entities and their subsidiaries.

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

To comply with these PRC laws and regulations, we operate our value-added telecommunications business through Shanghai Huaqianshu, Beijing Huaqianshu, Beijing Aizhenxin, Xique, Beijing Youyue Hudong and Shanghai Tengwan.  Shanghai Huaqianshu owns the essential domain names and trademarks and holds an ICP License in relation to our value-added telecommunications business on our Jiayuan.com website.  Beijing Aizhenxin owns the essential domain names in relation to value-added telecommunications business on qiuai.com website and owns the essential trademarks and holds an ICP License in relation to our value-added telecommunications business on our izhenxin.com website. Xique owns the essential domain names in relation to our value-added telecommunications business on our izhenxin.com website and is in the process of registering the relevant trademarks and holds an ICP License in relation to value-added telecommunications business on qiuai.com website. Shanghai Tengwan is currently in the process of applying for the ICP Licenses in relation to value-added telecommunications business they operate.

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

Pursuant to the Tentative Measures on Internet Publication, or the Internet Publication Measures, jointly promulgated by MII and GAPP and effective on August 1, 2002, Internet publishers must secure approval, or the Internet Publication License, from GAPP to conduct Internet publication activities, including operation of online games. In February 2016, the GAPPRFT and the MIIT jointly issued the Administrative Measures on Network Publication, which took effect in March 2016 and replaced the Internet Publication Measures. Pursuant to the Administrative Measures on Network Publication, Internet publishers shall be approved by and obtain a Network Publication Service License from GAPPRFT to engage in network publication service.

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

Shanghai Huaqianshu is currently operating our online games business. Shanghai Huaqianshu has been granted the Online Culture Operating Permit to operate online games.  However, Shanghai Huaqianshu is still in the process of filing applications for issuance of virtual currencies and applying for the Network Publication Service License. For more information regarding regulatory risks of our online games business, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we fail to obtain or maintain all applicable permits and approvals, or fail to comply with PRC regulations, relating to online games, our ability to conduct our online game business and certain other businesses could be affected and we could be subject to penalties and other administrative sanctions.”

Regulations of Online Peer-to-Peer Lending

Online peer-to-peer lending is regarded under PRC law as direct loans between parties through an internet platform, and governed by the PRC Contract Law, the General Principles of the Civil Law of the PRC and related judicial interpretations promulgated by the Supreme People’s Court.

Regulations on Loans between Individuals

The PRC Contract Law governs the formation, validity, performance, enforcement and assignment of contracts. The PRC Contract Law confirms the validity of loan agreements between individuals and provides that a loan agreement becomes effective when the individual lender provides the loan to the individual borrower. The PRC Contract Law requires that the interest rates charged under the loan agreement must not violate the applicable provisions of the PRC laws and regulations. Pursuant to the Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases issued by the Supreme People’s Court on August 6, 2015, or the Private Lending Judicial Interpretations, which came into effect on September 1, 2015, private lending is defined as financing between individuals, legal entities and other organizations. When private loans between individuals are paid by wire transfer, through online peer-to-peer lending platforms or by other similar means, the loan contracts between individuals are deemed to be validated upon the deposit of funds to the borrower’s account. In the event that the loans are made through an online peer-to-peer lending platform and the platform only provides intermediary services, the courts shall dismiss the claims of the parties concerned against the platform demanding the repayment of loans by the platform as guarantors. However, if the online peer-to-peer lending service provider guarantees repayment of the loans as evidenced by its web page, advertisements or other media, or the court is provided with other proof, the lender’s claim alleging that the peer-to-peer lending service provider shall assume the obligations of a guarantor will be upheld by the courts. The Private Lending Judicial Interpretations also provide that agreements between the lender and borrower on loans with interest rates below 24% per annum are valid and enforceable. As to loans with interest rates per annum between 24% and 36%, if the interest on the loans has already been paid to the lender, and so long as such payment has not damaged the interest of the country, the community and any third parties, the courts will turn down the borrower’s request to demand the return of the interest payment. If the annual interest rate of a private loan is higher than 36%, the amount in excess of 36% will not be enforced by the courts.

Pursuant to the PRC Contract Law, a creditor may assign its rights under an agreement to a third party, provided that the debtor is notified. Upon due assignment of the creditor’s rights, the assignee is entitled to the creditor’s rights and the debtor must perform the relevant obligations under the agreement for the benefit of the assignee. In addition, according to the PRC Contract Law, an intermediation contract is a contract whereby an intermediary presents to its client an opportunity for entering into a contract or provides the client with other intermediary services in connection with the conclusion of a contract, and the client pays the intermediary service fees. Pursuant to the PRC Contract Law, an intermediary must provide true information relating to the proposed contract. If an intermediary conceals any material fact intentionally or provides false information in connection with the conclusion of the proposed contract, which results in harm to the client’s interests, the intermediary may not claim for service fees and is liable for the damages caused.

Regulations on Peer-to-Peer Lending Service Provider

In a press conference on April 21, 2014, a senior officer of the China Banking Regulatory Commission, or CBRC, emphasized that a peer-to-peer lending services provider must operate as a platform that serves as an information intermediary between borrowers and lenders, and must not form any pool of capital, or provide any guarantee, or illegally raise any funds from the general public. Furthermore, in a public forum held on September 27, 2014, another senior officer of the CBRC mentioned several requirements that the CBRC is contemplating for future regulation of the peer-to-peer lending service industry, which include, among others, that (i) a peer-to-peer lending service provider is neither a credit intermediary bearing credit risk nor a transaction platform, but an information intermediary between lenders and borrowers; (ii) a peer-to-peer lending service provider should not hold investors’ funds or set up any capital pool; (iii) a peer-to-peer lending service provider must not provide guarantees for lenders in relation to the principal or interests, or bear any system risk or liquidity risk; (iv) the borrowers and lenders using the peer-to-peer lending service providers are required to register their real identity information; (v) a peer-to-peer lending service provider must meet some qualification requirements, such as those with respect to the registered capital, management and corporate governance; (vi) the transfer of funds between borrowers and lenders must be handled by independent third-party payment companies; (vii) peer-to-peer lending service providers must improve information disclosure; (viii) the loans and investments made through the platform should be “micro-financing” that target individuals and small enterprises; (ix) a peer-to-peer lending service provider should not unreasonably target high-interest financing projects; and (x) a peer-to-peer lending service provider should promote the promulgation and implementation of the rules for peer-to-peer lending service industry and strengthen the self regulation.

On July 18, 2015, ten PRC regulatory agencies, including the People’s Bank of China, or PBOC, the MIIT and the CBRC, jointly issued the Guidelines on Promoting the Healthy Development of Internet Finance, or the Guidelines. The Guidelines define online peer-to-peer lending as direct loans between parties through an internet platform, which is under the supervision of CBRC, and governed by the PRC Contract Law, the General Principles of the Civil Law of the PRC, and related judicial interpretations promulgated by the Supreme People’s Court. The Guidelines require that online peer-to-peer lending service providers must do the following: (i) act as an intermediary platform to provide information exchange, matching, credit assessment and other intermediary services, and must not provide credit enhancement services and/or engage in illegal fund-raising; (ii) complete registration with the relevant local counterpart of the MIIT in accordance with implementation regulations that may be promulgated by the MIIT or/and the Office for Cyberspace Affairs pursuant to the Guidelines; (iii) set up a custody account with a qualified bank in order to deposit, manage and supervise borrower and investor funds, and separate borrower and investor funds from the funds of the online peer-to-peer lending service provider, with that custody account being subject to independent audits, the results of which must be disclosed to investors and borrowers, all in accordance with implementation regulations that may be promulgated by the PBOC and other relevant regulatory agencies pursuant to the Guidelines; (iv) fully disclose all relevant information to customers, including but not limited to the online peer-to-peer lending service provider’s financial status, transaction model, the rights and obligations of customers, and provide customers with reminders of the risk of loss; (v) not disseminate any untrue information and conduct any bundle sales; (vi) protect the personal information of the online peer-to-peer lending service provider’s customers from any unauthorized disclosure, and must not sell and/or disclose such information illegally; and (vii) establish a customer identification program, monitor and report suspicious transactions, preserve customer information and transaction records, and provide assistance to the public security department and judicial authorities in investigations and proceedings in relation to anti-money laundering matters.

On December 28, 2015, the CBRC published a discussion draft of the proposed Interim Administrative Measures for the Business Activities of P2P Lending Information Intermediaries based on the above Guideline, or the Draft P2P Measures, which was intended to further strengthen the administration of peer-to-peer lending services. Pursuant to the Draft P2P Measures, a network-based lending information intermediary agency shall, after obtaining the business license, go through record-filing and registration with the local financial regulatory department. It is also required to complete the website record-filing formalities with or apply for appropriate telecommunication business operation license from competent telecommunication departments based on the type of telecommunication business it operates.  The comment solicitation period of the Draft P2P Measures concluded on January 27, 2016. There, however, remain substantial uncertainties with respect to the timing of its enactment, interpretation and implementation.

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

Regulation on Advertising Business

The State Administration for Industry and Commerce, or the SAIC, is the government agency responsible for regulating advertising activities in the PRC.  Regulations governing advertising business mainly include:

•                                          Advertisement Law promulgated by the Standing Committee of the National People’s Congress on October 27, 1994 and went into effect on February 1, 1995 and amended on September 1, 2015;

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

According to the above regulations, companies that engage in advertising activities must obtain from SAIC or its local branches a business license which specifically includes operating an advertising business within its business scope.  An enterprise engaging in advertising business as specified in its business scope does not need to apply for an advertising operation license, provided that such enterprise is not a radio station, television station, newspaper or magazine publisher or any other entity as specified in laws or administrative regulations.  Enterprises conducting advertising activities without such a license may be subject to penalties, including fines, confiscation of advertising income and orders to cease advertising operations.  The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant law or regulation.  PRC advertising laws and regulations set forth certain content requirements for advertisements in the PRC including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Furthermore, the Advertisement Law explicitly stipulates detailed requirements for the content of several different kinds of advertisement, including advertisements for medical treatment, pharmaceuticals, medical instruments, health food, alcoholic drinks, education or training, products or services having an expected return on investment, real estate, pesticides, feed and feed additives and certain other agriculture-related advertisement. Advertisers, advertising agencies, and advertising distributors are required by PRC advertising laws and regulations to ensure that the content of the advertisements they prepare or distribute is true and in full compliance with applicable law.  In providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations.  Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to verify that such censorship has been performed and approval has been obtained.  In addition, the release or delivery of advertisements through the internet must not impair the normal use of the network by users. The advertisements released in pop-up form on a webpage and other forms must show the close flag prominently and ensure one-click close. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to eliminate the effect of illegal advertisements.  In circumstances involving serious violations, SAIC or its local branches may revoke violators’ licenses or permits for their advertising business operations.

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

As Shanghai Huaqianshu, Beijing Huaqianshu, Beijing Aizhenxin, Xique and Shanghai Tengwan are ICP operators, they are subject to the laws and regulations relating to information security and censorship.  We have completed the mandatory security filing procedures with the local public security authorities, and will regularly update our information security and content-filtering systems with newly issued content restrictions as required by the relevant laws and regulations.

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

Regulation on Domain Name

The domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by MII on November 5, 2004 and effective on December 20, 2004.  MIIT is the regulatory body responsible for the administration of the PRC Internet domain names, under supervision of which China Internet Network Information Center, or CNNIC, is responsible for the daily administration of CN domain names and Chinese domain names.  CNNIC promulgated the Implementation Rules of Registration of Domain Name, or the CNNIC Rules, which took effect on May 29, 2012.  Pursuant to the Administrative Measures on the Internet Domain Names and the CNNIC Rules, the registration of domain names adopts the “first to file” principle and the registrant shall complete the registration via the domain name registration service institutions.  In the event of a domain name dispute, the disputed parties may lodge a complaint to the designated domain name dispute resolution institution to trigger the domain name dispute resolution procedure in accordance with the CNNIC Measures on Resolution of the Top Level Domains Disputes, file a suit to the People’s Court or initiate an arbitration procedure.

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

On August 29, 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Circular No. 142.  Pursuant to Circular No. 142, the Renminbi capital from the settlement of foreign currency capital of a foreign-invested enterprise must be used within the business scope as approved by the applicable government authority, and unless otherwise stipulated by law or regulation, such Renminbi capital may not be used for domestic equity investment.  Documents certifying the purposes of the settlement of foreign currency capital into Renminbi, including a business contract, must also be submitted for the settlement of the foreign currency.  In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of a foreign-invested company.  The use of such Renminbi capital may not be altered without the SAFE’s approval, and such Renminbi capital may not be used to repay Renminbi loans if such loans have not been used.  On March 30, 2015, SAFE issued SAFE Circular No. 19, which became effective on June 1, 2015 and replaced SAFE Circular No. 142. Pursuant to SAFE Circular No. 19, up to 100% of the foreign currency capital of a foreign invested enterprise may be converted into RMB capital according to the actual business of the enterprise at its will and the RMB capital converted from the foreign currency registered capital of a foreign-invested enterprise may be used for equity investments within the PRC. However, under SAFE Circular No. 19, RMB capital converted from the foreign currency registered capital of a foreign-invested company still may not in any case be used to advance entrusted loans or repay inter-enterprise RMB loans.

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

On February 13, 2015, SAFE issued the Circular on Further Simplifying and Improving the Foreign Exchange Policies on Direct Investment, or SAFE Circular No.13, pursuant to which qualified banks are delegated the power to register all PRC residents’ investment in SPVs pursuant to the SAFE Circular No.37, save for supplementary registration applications made by PRC residents who failed to comply with the SAFE Circular No.37, which shall still fall into the jurisdiction of the local SAFE branch.  The SAFE Circular No.13 took effect on June 1, 2015.

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

While the application of the M&A Rules remains unclear, our PRC legal counsel has advised us that based on its understanding of the current PRC laws, rules and regulations and the M&A Rules, prior approval from the CSRC is not required under the M&A Rules for the listing and trading of our ADSs on Nasdaq Global Select Market given that (i) we established our PRC subsidiaries by means of direct investment other than by merger or acquisition of any equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules, and (ii) no provisions in the M&A Rules clearly classify our contractual arrangements with our VIE entities as the acquisition subject to the M&A Rules.  See “Risk Factors—Risks Relating to Doing Business in China—The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with our initial public offering under PRC regulations and, if required, we cannot assure you that we will be able to obtain such approval.  The regulation also establishes more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.”

C.            Organizational structure

We conduct substantially all of our business through two PRC subsidiaries, six VIE entities and their subsidiaries in China.  The following diagram illustrates our subsidiaries, their country of incorporation and the proportion of our ownership of each as of the date of this annual report.

(1)         Contracting shareholders of Shanghai Huaqianshu are Ms. Haiyan Gong, Mr. Yongqiang Qian, Mr. Xu Liu, Mr. Fuping Yu, Mr. Qingjun Zhu and Mr. Cheng Li.

(2)         Contracting shareholders of Beijing Huaqianshu and Xique are Mr. Linguang Wu, Mr. Yongqiang Qian, Mr. Xu Liu, Mr. Fuping Yu, Mr. Qingjun Zhu and Mr. Cheng Li.

(3)         Contracting shareholders of Beijing Aizhenxin are Mr. Yang Si, Mr. Hui Song and Mr. Yu Zhang.

(4)         Contracting shareholders of Beijing Youyue Hudong are Mr. Tao Lu, Mr. Hui Song and Mr. Yu Zhang.

(5)        Jiayuan Shanghai Center was established by Shanghai Huaqianshu as a privately funded non-enterprise institution that engages in non-profit social services. Since Jiayuan Shanghai Center is a privately funded non-enterprise institution, Shanghai Huaqianshu does not own any equity interest in Jiayuan Shanghai Center. Currently, Beijing Miyuan controls Jiayuan Shanghai Center through contractual arrangements.

Contractual Arrangements with Shanghai Huaqianshu, Beijing Huaqianshu, Beijing Aizhenxin, Xique, Beijing Youyue Hudong and their Respective Shareholders and Jiayuan Shanghai Center

In order to comply with PRC law restricting foreign ownership and investment in value-added telecommunications service businesses and the prohibition on privately funded non-enterprise institutions from engaging in profit-making business operations in China, we operate our online dating businesses, online gaming businesses and offline personalized matchmaking services through a series of contractual arrangements among Beijing Miyuan, Shanghai Huaqianshu, Beijing Huaqianshu, Xique, Beijing Aizhenxin, Beijing Youyue Hudong and their respective shareholders and Jiayuan Shanghai Center. Such contractual arrangements include exclusive technology licenses and service agreements, equity pledge agreements, exclusive purchase option agreements, shareholders’ voting rights entrustment agreements and loan agreements. As a result of these contractual arrangements,

•                                          through Beijing Miyuan, we exercise effective control over Shanghai Huaqianshu, Beijing Huaqianshu, Xique, Beijing Aizhenxin, Beijing Youyue Hudong and Jiayuan Shanghai Center, and their subsidiaries;

•                                          in exchange for the provision of services through Beijing Miyuan, we receive substantially all of the earnings and other economic benefits of Shanghai Huaqianshu, Beijing Huaqianshu, Xique, Beijing Aizhenxin, Beijing Youyue Hudong and Jiayuan Shanghai Center, and their subsidiaries, to the extent permissible under PRC law; and

•                                          through Beijing Miyuan, we have an exclusive option to purchase all or part of the equity interests in Shanghai Huaqianshu, Beijing Huaqianshu, Xique, Beijing Youyue Hudong and Beijing Aizhenxin, in each case when and to the extent permitted by PRC law.

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

Exclusive Technology License and Service Agreement with Beijing Youyue Hudong.   Pursuant to the exclusive technology license and service agreement entered into on December 1, 2015, between Beijing Miyuan and Beijing Youyue Hudong, Beijing Youyue Hudong retains Beijing Miyuan as its exclusive provider of software and hardware licenses, technology support, hardware and data maintenance and updates, software development, maintenance and professional training, information collection and research, technology consulting services related to the business operations of Beijing Youyue Hudong. As consideration for such services, Beijing Youyue Hudong agreed to pay service fees equal to a certain percentage of Beijing Youyue Hudong’s annual revenues as agreed by the parties from time to time. This exclusive technology license and service agreement will expire on November 30, 2025, and, the term of this agreement will be extended by the written notice from Beijing Miyuan.

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

On June 20, 2015, Ms. Haiyan Gong transferred her equity interest in Beijing Huaqianshu to Mr. Linguang Wu.  On December 8, 2015, Mr. Linguang Wu entered into a commitment letter, under which Mr. Linguang Wu undertook to assume the rights and obligations of Ms. Haiyan Gong under the above contractual agreements in connection with Beijing Huaqianshu.  In addition, to further secure Beijing Miyuan’s control over Beijing Huaqianshu, Mr. Linguang Wu pledged the equity interest he owns in Beijing Huaqianshu to Beijing Miyuan and the equity pledge registration with the relevant local branch of the Administration of Industry and Commerce was completed on December 8, 2015.

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

On June 20, 2015, Ms. Haiyan Gong transferred her equity interest in Xique to Mr. Linguang Wu.  On December 8, Mr. Linguang Wu entered into a commitment letter, under which Mr. Linguang Wu undertook to assume the rights and obligations of Ms. Haiyan Gong under the above contractual agreements in connection with Xique.  In addition, to further secure Beijing’s Miyuan’s control over Xique, Mr. Linguang Wu pledged the equity interest in Xique to Beijing Miyuan and the equity pledge registration with the relevant local branch of the Administration of Industry and Commerce was completed on December 8, 2015.

Agreements That Provide Us Effective Control Over Beijing Aizhenxin

Loan Agreement.     Pursuant to a loan agreement entered into on August 13, 2012, between Beijing Miyuan and Mr. Tao Lu, Mr. Hui Song and Mr. Yu Zhang, Beijing Miyuan made interest-free loans of the equivalent of RMB6.0 million, RMB6.0 million and RMB8.0 million, respectively, to Mr. Tao Lu, Mr. Hui Song and Mr. Yu Zhang. The loans are repayable on demand. If Mr. Tao Lu, Mr. Hui Song and Mr. Yu Zhang intend to voluntarily repay the loans in whole or in part, or if Beijing Miyuan requires Mr. Tao Lu, Mr. Hui Song and Mr. Yu Zhang to repay the loans in whole or in part, Beijing Miyuan or its designee may acquire a proportionate amount of the equity interests of Beijing Aizhenxin from Mr. Tao Lu, Mr. Hui Song and Mr. Yu Zhang for a purchase price equal to the principal amount of the repaid loans. Pursuant to the rights and obligations transfer agreement entered into on December 1, 2015, among Mr. Tao Lu, Mr. Yang Si and other related parties, Mr. Tao Lu has transferred all the rights and obligations under aforesaid loan agreement to Mr. Yang Si.

Shareholders’ Voting Rights Entrustment Agreement.     Pursuant to the shareholders’ voting rights entrustment agreement entered into on August 13, 2012, between Beijing Miyuan, Beijing Aizhenxin and its original shareholders, and the rights and obligations transfer agreement entered into on December 1, 2015, among Mr. Tao Lu, Mr. Yang Si and other related parties, the shareholders of Beijing Aizhenxin have granted Ms. Haiyan Gong, who is a PRC citizen, as agreed by Beijing Miyuan, the right to exercise all their voting rights as shareholders of Beijing Aizhenxin as provided under its articles of association. Upon Beijing Miyuan’s request, the grantors shall revoke the proxy and grant the same proxy to another PRC citizen as designated by Beijing Miyuan. The shareholders’ voting rights entrustment agreement will remain effective until August 12, 2022 and, except by mutual agreement upon early termination by the parties in writing or any termination arising from Beijing Aizhenxin or its shareholders’ material breach of obligations thereunder, the term of the shareholders’ voting rights entrustment agreement will be automatically extended for ten years.

Exclusive Purchase Option Agreement.     Pursuant to the exclusive purchase option agreement entered into on August 13, 2012, between Beijing Miyuan, Beijing Aizhenxin and its original shareholders, and the rights and obligations transfer agreement entered into on December 1, 2015, among Mr. Tao Lu, Mr. Yang Si and other related parties, Beijing Miyuan has an exclusive option to purchase, or to designate another qualified individual or entity to purchase, to the extent permitted by PRC law, part or all of the equity interests in Beijing Aizhenxin owned by Beijing Aizhenxin’s shareholders. The purchase price for the entire equity interest of Beijing Aizhenxin shall be the amount of the proportionate registered capital owned by such shareholder or an amount agreed by the parties in writing, provided that, in case of any compulsory requirement by then PRC laws, the purchase price shall be the minimum price permitted by applicable PRC law. The exclusive purchase option agreement remains in effect until the completion of the transfer of all the shares in accordance with the exclusive purchase option agreement.

Equity Pledge Agreement.     Pursuant to the equity pledge agreement entered into on August 13, 2012, between Beijing Miyuan and Beijing Aizhenxin’s original shareholders, and the rights and obligations transfer agreement entered into on December 1, 2015, among Mr. Tao Lu, Mr. Yang Si and other related parties, Beijing Aizhenxin’s shareholders pledged their equity interest in Beijing Aizhenxin to Beijing Miyuan to secure such shareholders’ obligations under the loan agreement, the shareholders’ voting rights entrustment agreement and exclusive purchase option agreement and Beijing Aizhenxin’s obligations under the exclusive technology license and service agreement, each as described above. The equity pledge agreement will expire when the shareholders and Beijing Aizhenxin have fully performed their obligations under the agreements described above.

Agreements That Provide Us Effective Control Over Beijing Youyue Hudong

Loan Agreement.     Pursuant to the loan agreement entered into on December 1, 2015, between Beijing Miyuan and the shareholders of Beijing Youyue Hudong, Beijing Miyuan made interest-free loans of RMB0.4 million, RMB0.3 million and RMB0.3 million, respectively, to Mr. Tao Lu, Mr. Hui Song, and Mr. Yu Zhang, the shareholders of Beijing Youyue Hudong. The loans are repayable on demand. If the shareholders of Beijing Youyue Hudong intend to voluntarily repay the loans, Beijing Miyuan or its designee may acquire the equity investments of Beijing Youyue Hudong from the shareholders of Beijing Youyue Hudong for a purchase price equal to the principal amount of the loans.

Shareholders’ Voting Rights Entrustment Agreement.     Pursuant to the shareholders’ voting rights entrustment agreement entered into on December 1, 2015, between Beijing Miyuan, Beijing Youyue Hudong and its shareholders, the shareholders of Beijing Youyue Hudong have granted Mr. Linguang Wu, who is a PRC citizen, as agreed by Beijing Miyuan, the right to exercise all their voting rights as shareholders of Beijing Youyue Hudong as provided under its articles of association. Upon Beijing Miyuan’s request, the grantors shall revoke the proxy and grant the same proxy to another PRC citizen as designated by Beijing Miyuan. This shareholders’ voting rights entrustment agreement will remain effective unless early terminated by Beijing Miyuan in writing or arising from any party’s material breach of obligations thereunder.

Exclusive Purchase Option Agreement.     Pursuant to the exclusive purchase option agreement entered into on December 1, 2015, between Beijing Miyuan, Beijing Youyue Hudong and its shareholders, Beijing Miyuan has an exclusive option to purchase, or to designate another qualified individual or entity to purchase, to the extent permitted by PRC law, part or all of the equity interests in Beijing Youyue Hudong owned by Beijing Youyue Hudong’s shareholders. The purchase price for the entire equity interest of Beijing Youyue Hudong shall be the amount of the proportionate registered capital owned by such shareholder or an amount agreed by the parties in writing, provided that, in case of any compulsory requirement by then PRC laws, the purchase price shall be the minimum price permitted by applicable PRC law. This exclusive equity transfer option agreement remains in effect until the completion of the transfer of all the shares in accordance with this amended and restated exclusive purchase option agreement.

Equity Pledge Agreement.     Pursuant to the equity pledge agreement entered into on December 1, 2015, between Beijing Miyuan and Beijing Youyue Hudong’s shareholders, Beijing Youyue Hudong’s shareholders pledged their equity interest in Beijing Youyue Hudong to Beijing Miyuan to secure such shareholders’ obligations under the loan agreement, the shareholders’ voting rights entrustment agreement and the exclusive purchase option agreement and Beijing Youyue Hudong’s obligations under the exclusive technology license and service agreement, each as described above. This equity pledge agreement will expire when the shareholders and Beijing Youyue Hudong have fully performed their obligations under the agreements described above.

In the opinion of Zhong Lun Law Firm, our PRC legal counsel:

•                                                          the corporate structure of Beijing Miyuan, our PRC operating companies and Jiayuan Shanghai Center complies with current PRC laws, rules and regulations; and

•                                                          our contractual arrangements among Beijing Miyuan, our VIE entities and/or their respective shareholders are valid and binding on all parties to these arrangements, and do not violate current PRC laws, rules or regulations.

Our PRC legal counsel has further advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. There can be no assurance that the PRC regulatory authorities will not take a view that is contrary to the above opinion of our PRC legal counsel in the future and if the PRC government determines that the agreements that establish the structure for operating our PRC online dating businesses, online game businesses, offline personalized matchmaking services and internet financing services do not comply with applicable restrictions on foreign investment in the telecommunications industry, the prohibition on foreign investment in the online game industry, the prohibition on privately funded non-enterprise institutions from engaging in profit-making business operations, we could be subject to severe penalties including being prohibited from continuing operation. See “Item 3.  Key Information.  D. Risk Factors—Risks Relating to Regulation of Our Business and to Our Structure.”

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

Property	Space (in square meters)	Expiration Date

Beijing	220	May 4, 2019
	293	January 16, 2017
	388	May 31, 2018
	100	February 28, 2021
	310	March 31, 2019
	610	December 24, 2016
Shanghai	389	December 5, 2016
	308	April 14 , 2018
	347	September 19, 2018
Guangzhou	710	October 31, 2020
Chengdu	308	December 14, 2017
	405	December 14, 2017
Wuhan	53	May 14, 2017
Shenzhen	557	May 15, 2018
	766	May 31, 2020
Langfang	136	November 4, 2016
	257	June 19, 2016

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

A.            Operating results

Overview

We operate Jiayuan.com, the largest online dating platform in China.  According to iResearch, Jiayuan.com ranked first in terms of number of monthly unique visitors and total time spent among all online dating websites in China in 2015.

We derive most of our revenues from our Jiayuan.com platform.  Our Jiayuan.com platform can be accessed through Internet browsers, wireless applications, desktop clients and WAP mobile browsers. We offer users of our Jiayuan.com platform free registration with immediate full search access to our database, and we began charging fees for messaging services provided on our Jiayuan.com platform in October 2008.  Our online revenues are mainly derived from unlock communications fees, periodic subscription fees and revenues from a number of fee-based value-added services from our Jiayuan.com platform.  We charge either the sender or the recipient of our Jiayuan.com platform in order to unlock communications, a pricing strategy designed to target and reach the mass market with its affordability.  We intend to generate additional revenue from our online businesses by increasing the number of our paying users and by encouraging our users to purchase additional services.  We intend to achieve this by broadening the scope of our advertising campaign in online and offline channels and enhancing user experience by optimizing our search methodologies.  We also plan to develop new services for our users, such as continued expansion into our mobile platform, adding additional types of subscription packages and increasing the ways in which users can interact with one another.  In addition, in October 2012, we announced the launch of our new website, izhenxin.com, a new dating website designed to satisfy the needs of China’s marriage-minded singles. In September 2013, we launched open beta testing of qiuai.com, a mobile dating platform tailored to feature phone users, followed by limited beta testing of Qiuyuehui in October 2013, which is an e-commerce app allowing users to send real gifts or pre-paid dinner invitations to initiate communications. As our paying user base grows, we intend to generate additional revenues through our value-added services such as virtual gifts and improved search rankings as well as new value-added services.  We had an average of 5,275,688 monthly active user accounts in 2015.  The number of our average monthly paying user accounts in 2015 was 1,443,858 compared to 1,510,919 in 2014.

We have continued to expand our business to personalized matchmaking services, which we previously referred to as our VIP services and which offer personalized search and matchmaking services for busy professionals who prefer more personalized services. Our personalized matchmaking services help to diversify our revenue mix. By the end of 2015, we performed personalized matchmaking services in 106 locations across 75 cities in China, compared to 78 locations in 59 cities at the end of 2014. Due to the rapid expansion of our personalized matchmaking services, we restructured our reportable segments as online services, personalized matchmaking services and events and other services in 2013. Prior to 2013, our reportable segments were online services, events and personalized matchmaking services and other services.

Events and others is the third component of our business. In 2015 we hosted a total of 489 offline events in 66 cities throughout China to provide our users offline opportunities to meet in person.  Such offline events also help to promote our national brand name and benefit our online platform.

We generated net revenues of RMB492.6 million, RMB614.0 million and RMB713.6 million (US$110.2 million) in 2013, 2014 and 2015, respectively.  We had net income of RMB63.7 million, RMB20.1 million and RMB25.4 million (US$3.9 million) in 2013, 2014 and 2015, respectively.  Excluding non-cash share-based compensation expenses and professional fees related to previously announced proposals regarding a potential “going private” transaction and the proposed merger with LoveWorld Inc., we had non-GAAP net income of RMB74.1 million, RMB29.7 million and RMB51.4 million (US$7.9 million) in 2013, 2014 and 2015, respectively.  For a reconciliation of our non-GAAP net (loss)/income to our U.S. GAAP net (loss)/income, see “Item 3. Key Information—A. Selected Financial Data.”

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

Our ability to attract and engage paying users.  Our revenues in any given period are significantly affected by the number of users who pay for our online dating services.  Rising income levels and overall economic growth in China in recent years have led to an increasing willingness of users to pay for our services.  Net revenues from our online services increased by 0.8% from RMB422.1 million in 2013 to RMB425.5 million in 2014 and by 1.3% from RMB425.5 million in 2014 to RMB431.3 million (US$66.6 million) in 2015.  This corresponded to a 12.8% increase in average monthly paying user accounts from 1,339,258 in 2013 to 1,510,919 in 2014 and a 4.4% increase in ARPU from RMB22.6 in 2014 to RMB23.6 in 2015.  The average percentage of monthly active user accounts that were paying user accounts in 2015 was approximately 27.4%, compared to 26.7% over the corresponding period in the prior year.  The long-term growth of our business is largely driven by our ability to attract new users and to convert these users into paying users.  We believe we attract users because of our reputation for providing a serious and reliable online dating platform, our large active user base, the high-quality user experience and the general market awareness of our “Jiayuan” brand.  Our users become and remain paying users because of the value and variety of our services as well as our results-based fee structure, which we believe align revenue generation with results experienced by our users.  The growth in revenues to date has been driven primarily by the increasing number of our paying users and by the increase in ARPU and our revenues for future periods will depend on our continued success in attracting and retaining paying users, as well as increasing monetization of the paying users.

However, our ability to attract and engage paying users is also subject to challenges, such as increasing competition in the online dating business in China.  We compete with other online dating service providers, social networking websites and traditional dating services.  If we fail to compete successfully, our results of operations may be adversely affected.

Our ability to introduce new products and services.  Prior to October 2008, we generated revenues primarily from non-message related value-added services and selling advertisement space on our platform.  In an effort to generate additional revenue from our user base, we began charging fees for messaging between users via our Jiayuan.com online dating platform in October 2008, which contributed to our rapid revenue growth.  As a result, 66.8% of net revenue from our online services was generated from our unlock communications fees and periodic message-related subscription fees in 2015.  We also introduced other value-added services, such as virtual gifts, improved search rankings and online chatting services as well as premium user subscriptions such as “VIP memberships” to attract and retain users.  We intend to introduce more value-added services in the future.  In addition, we began cooperating with matchmaking service agencies in providing personalized matchmaking services in China starting from 2013. We allow matchmaking service agencies limited rights to use our brand, trademark and certain resources under our direction in accordance with the matchmaking services agreements.  We expect to expand such matchmaking services in the future. Although we expect net revenue generated from our value-added services and matchmaking services to increase going forward, our results of operations will be affected by the level of user acceptance and popularity of such new products and services.

Our ability to control our operating costs and expenses and improve operational efficiency.  Our profitability is significantly affected by our cost of revenues and operating expenses.  Our cost of revenues from online services, which is related to the number of our active user accounts as well as the manner by which paying user accounts pay for our services, increased 5.6% from RMB141.0  million in 2013 to RMB148.8 million in 2014 and 2.2% from RMB148.8 million in 2014 to RMB152.1 million (US$23.5 million) in 2015.  The main factors affecting our selling and marketing expenses are our advertising and promotional expenses to attract new users to our platform and services and our personnel costs.  Our selling and marketing expenses have increased significantly from RMB183.6 million in 2013 to RMB252.7 million in 2014 as we expanded our marketing and brand promotion efforts, as well as due to the increase in advertising fees charged by our third-party service providers, such as commercial search engines and Internet portals. Our selling and marketing expenses decreased 14.8% from RMB252.7 million in 2014 to RMB215.4 million (US$33.3 million) in 2015 primarily due to the decrease of advertising expenses as we shifted our focus to profitability in 2015. We will continue to evaluate our allocations to selling and marketing expenses, as advertising and promotional activities are significant factors in our ability to maintain and expand our user base and to enhance our brand awareness. Our ability to control such costs and expenses will directly impact our profitability.

Description of Certain Statement of Comprehensive Income Items

Net Revenues

We derive our revenues from three segments, online services, personalized matchmaking services and events and other services.  Our net revenues are gross revenues net of the PRC business taxes and surcharges, ranging from 0% to 8.65%, which our PRC operating companies pay on their gross revenues.

The following table sets forth our net revenues by segment for the periods indicated:

	For the year ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
	(in thousands)
Online Services	422,088	425,544	431,276	66,578
Personalized Matchmaking Services	52,458	164,598	261,462	40,363
Events and Other Services	18,060	23,848	20,834	3,216
Total	492,606	613,990	713,572	110,157

Online Services

Net revenues from online services primarily reflect net revenue generated from our online dating services.  Net revenues generated from online dating services primarily consist of unlock communications fees and periodic subscription fees, as well as fees from value-added services such as virtual gifts, improved search rankings and online chatting services. In 2015, 66.8% of net revenues from our online services were generated from our unlock communications fees and periodic message-related subscription fees.  Net revenue from online services accounted for 85.7%, 69.3% and 60.4% of our net revenues in 2013, 2014 and 2015, respectively.

Personalized Matchmaking Services

Net revenues from personalized matchmaking services, which we previously referred to as our VIP services, accounted for 10.6%, 26.8% and 36.6% of our net revenues in 2013, 2014 and 2015, respectively.  Net revenues from personalized matchmaking services primarily reflect net revenues from providing special, personalized services where our service representatives take a proactive approach in finding potential companions for our personalized matchmaking customers.  Payments for personalized matchmaking services are typically collected upon execution of the personalized matchmaking service agreement.  In 2013, we began cooperating with matchmaking service agencies in providing personalized matchmaking services in China. We grant matchmaking service agencies limited rights to use our brand, trademark and certain resources under our direction in accordance with the matchmaking service agreements. We collect upfront payments from clients of the matchmaking services and remit the commission fees to the matchmaking service agencies at the contractual pre-determined rates. We are responsible for the determination of the service scope and price, the signing of the service agreements and the collection of service fees from customers directly. Revenue generated from clients who receive matchmaking services through such matchmaking service agencies are recognized on a gross basis as we are the primary obligor in the service arrangements.

Events and Other Services

Net revenues from events are generated from organizing and hosting events, including speed-dating, dance parties and other social events for our users and consist primarily of ticket sales.  Net revenues from events also include sponsorship fees whereby we enter into sponsorship arrangements with third-party companies to sponsor events hosted by us.  In 2015, we hosted a total of 489 offline events in 66 cities throughout China to provide our users offline opportunities to meet in person.  We expect our events services to continue to attract a large attendance due to our established brand and reputation in the online dating sector. At the end of 2014, we began to operate a membership dating club in Beijing where members can participate in offline dating activities at the club. We opened another dating club in Shenzhen in November 2015. Under this type of service, users pay a single-entry fee or periodic subscription fees. Fees for these services are collected upfront.

Other services revenue consists primarily of advertising.  Advertising revenues are principally derived from online advertising arrangements, which allow advertisers to place advertisements on particular areas of our websites, in particular formats and over particular periods of time. Historically, advertisements were placed on our Jiayuan.com website and now represent less than 1% of our net revenues in each of 2013, 2014 and 2015, respectively.

Net revenue from events and other services accounted for 3.7%, 3.9% and 3.0% of our net revenues in 2013, 2014 and 2015, respectively.

Cost of Revenues

Our cost of revenues includes the cost of services in our three segments.  Personnel costs include share-based compensation expenses.  The following table sets forth the components of our cost of revenues for the periods indicated:

	For the year ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
	(in thousands)
Online Services	140,975	148,811	152,094	23,479
Personalized Matchmaking Services	29,792	117,054	215,094	33,205
Events and Other Services	9,754	11,924	15,616	2,411
Total	180,521	277,789	382,804	59,095

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

Personalized Matchmaking Services

Cost of services in our personalized matchmaking services segment primarily include personnel costs and commission expenses paid to personalized matchmaking agencies.  Commission expenses represent payments we remit to matchmaking service agencies at the contractual pre-determined rates. Cost of revenues from personalized matchmaking services accounted for 16.5%, 42.1% and 56.2% of our cost of revenues in 2013, 2014 and 2015, respectively.

Events and Other Services

Cost of services in our events and other services segment primarily includes personnel costs, including salaries as well as commissions paid to our staff in respect of events and advertising revenue, and event expenses.  Cost of revenues from events and other services accounted for 5.4%, 4.3% and 4.1% of our cost of revenues in 2013, 2014 and 2015, respectively.

Operating Expenses

Our operating expenses consist of selling and marketing expenses, general and administrative expenses and research and development expenses.  The following table sets forth our operating expenses by amount for the periods indicated:

	For the year ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
	(in thousands)
Selling and Marketing Expenses	183,619	252,736	215,399	33,252
General and Administrative Expenses	52,565	58,071	82,272	12,701
Research and Development Expenses	21,918	23,149	26,469	4,086
Total	258,102	333,956	324,140	50,039

Selling and Marketing Expenses

Our selling and marketing expenses primarily consist of advertising and promotion expenses for our online and events services, expenses in relation to our collaboration with television shows, salary and benefits for our sales and marketing personnel, share-based compensation expenses and other expenses incurred by our sales and marketing personnel.  We incur substantial expenses related to our advertising.  These advertising costs are primarily online advertising, including fees we pay to third-party service providers, such as commercial search engines and Internet portals, for the purpose of promoting and increasing traffic to our website and wireless platform, which helps us to raise our brand profile.  We will continue to evaluate our selling and marketing expenses as advertising and promotional activities are significant factors in our ability to maintain and expand our user base and enhance our brand awareness.

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

Share-based Compensation Expenses

Share options

We have granted certain options to purchase our ordinary shares to our directors, officers, employees and non-employees.  As of December 31, 2013, 2014 and 2015, options to purchase 3,134,475 ordinary shares, 2,776,455 ordinary shares and 2,529,608 ordinary shares, respectively, were outstanding, including options to purchase 1,357,529 ordinary shares, 1,373,002 ordinary shares and 643,880 ordinary shares, respectively, that were legally vested.

In 2013, 2014 and 2015, we recognized share-based compensation expenses totaling RMB8.3 million, RMB5.5 million and RMB12.7 million (US$2.0 million), respectively.  Our share-based compensation expenses increased in 2015 from 2014 primarily due to new options and restricted shares granted in 2015 and decreased in 2014 from 2013 primarily due to the accelerated basis of attribution over the requisite service period.  These costs are included in cost of revenues, selling and marketing expenses, general and administrative expenses and research and development expenses, and are associated with the expensing of vested options.

As of December 31, 2015, we had RMB3.3 million (US$0.5 million) in unrecognized share-based compensation expenses related to non-vested share options and unrecognized compensation cost of employee options with service vesting conditions were expected to be recognized over a weighted average period of 0.95 years.  We plan to continue to issue options and other share-based compensation as part of our recruitment and retention policies, which may lead to significant share-based compensation expenses in the future.  For more information, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies—Share-based Compensation.”

Restricted shares

In September 2013, July 2014 and February and June 2015, we granted 34,286, 486,000 and 835,500 restricted shares, respectively, to certain of our key employees and directors. These restricted shares will vest over a four-year service period, with 25% of the restricted shares subject to vesting on the first anniversary of the date of grant and the remaining 75% subject to vesting in twelve quarterly installments.

For the year ended December 31, 2013, 2014 and 2015, we recorded share-based compensation of RMB2.1 million, RMB4.1 million and RMB11.2 million (US$1.7 million) related to the restricted shares using the graded-vesting method.

As of December 31, 2015, unrecognized compensation expenses relating to the non-vested restricted shares amounted to RMB12.7 million (US$2.0 million). These expenses are expected to be recognized over a weighted average period of 0.99 years.

The following table sets forth a breakdown of our share-based compensation expenses recognized for the periods indicated.

	For the year ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
	(in thousands)
Cost of Revenues	1,737	1,964	2,706	418
Selling and Marketing Expenses	371	572	557	86
General and Administrative Expenses	7,627	6,308	9,467	1,461
Research and Development Expenses	693	760	—	—
Total	10,428	9,604	12,730	1,965

Taxation

Cayman Islands

The Cayman Islands currently have no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax.

British Virgin Islands

Companies incorporated or registered under the BVI Business Companies Act, 2004 (the “ BVI Act”) are currently exempt from income and corporate tax.  In addition, the British Virgin Islands currently does not levy capital gains tax on companies incorporated or registered under the BVI Act.

Hong Kong

Jiayuan Hong Kong, our wholly-owned subsidiary, is not subject to Hong Kong profits tax on foreign-sourced dividends and capital gains.  As an entity incorporated in Hong Kong, Jiayuan Hong Kong was subject to 16.5% income tax for the year ended December 31, 2015 on its taxable income generated from operations in Hong Kong.  Payment of dividends is not subject to withholding tax in Hong Kong.

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

Our subsidiaries and affiliated entities in China were subject to the statutory EIT rate of 33% on taxable income prior to January 1, 2008 and the standard EIT rate of 25% thereafter, except that (i) Shanghai Huaqianshu has been deemed to qualify as an HNTE under the EIT Law in 2010 and was entitled to the reduced EIT rate of 15% for 2010, 2011 and 2012, and has also been deemed to qualify as an HNTE under the EIT Law in 2013 and entitled to the reduced EIT rate of 15% for 2013, 2014 and 2015; (ii) Shanghai Huaqianshu qualified as a “key software enterprise” (KSE) in 2013 and was entitled to the reduced EIT rate of 10% for 2013 and 2014; Shanghai Huaqianshu is currently in the process of renewing of its qualification as a KSE and expects to continue be entitled to the reduced EIT rate of 10% for 2015 and 2016; and (iii) Beijing Miyuan has qualified as a “software enterprise,” allowing it to be exempt from income taxes for two years beginning with its first profitable year and a 50% tax reduction to the 12.5% corporate income tax rate for the subsequent three years, if it passes the “software enterprise” annual inspection in each of these years. Shanghai Miyuan had qualified as a “software enterprise,” allowing it to be exempt from income taxes for 2011 and 2012 and a preferential tax rate of 12.5% for 2013, 2014 and 2015, if it passes the “software enterprise” annual inspection in each of these years. However, as Shanghai Miyuan did not continually qualify as a software enterprise in 2014, it was subject to the standard EIT rate of 25% in 2014 and thereafter.

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

Business Tax and Surcharges

Our PRC operating companies are subject to business tax and surcharges at the rate ranging from 0% to 8.65% of their revenues.  We recognized RMB17.1 million, RMB16.3 million and RMB18.2 million (US$2.8 million) of business tax and surcharges as a reduction of revenues in 2013, 2014 and 2015, respectively.

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

With the adoption of the Pilot Program, Shanghai Miyuan, Beijing Miyuan, Beijing Aizhenxin and a majority of Shanghai Huaqianshu’s and Xique’s businesses ceased to be subject to business tax. Shanghai Miyuan became subject to a small-scale tax payer VAT at a rate of 3% in January 2012 and became subject to a general tax payer VAT at a rate of 6% in February 2013, Beijing Miyuan became subject to a small-scale tax payer VAT at a rate of 3% in September 2012 and became subject to a general tax payer VAT at a rate of 6% in January 2014, Beijing Aizhenxin became subject to VAT at a rate of 3% in September 2012 and became subject to a general tax payer VAT at a rate of 6% in October 2015 and certain businesses of Shanghai Huaqianshu became subject to a general tax payer VAT at a rate of 6% in June 2014. Beijing Youyue Hudong, Beijing Caiyuanlai, and Shanghai Tengwan were subject to VAT at a rate of 3% from April 2015, June 2015 and October 2015, respectively. Xique’s online services became subject to a small-scale tax payer VAT at a rate of 3% in August 2015. Jiayuan Shanghai Center, Shanghai Huaqianshu’s “event” business, Shanghai Huaqianshu’s Beijing branch, Beijing Huaqianshu and Xique’s events business continued to be subject to business tax.

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

Online Services

We offer two types of online services through all of our online platforms: message exchanging services and value-added services.  We charge for message exchanging services when a registered user initiates contact with another registered user via our online platforms and either the sender or recipient may pay for the service.  Subsequently, we do not charge for any message exchanges between these same two users.  The exchange of messages between two users on our website typically lasts only a few days.  We believe that users place the most value on the initial connection and that users interested in further interactions exchange personal contact information to communicate with each other directly.  We also offer value-added services, primarily virtual gifts, improved search rankings, improved message priority and online chatting.  In 2013, 2014 and 2015, revenues recognized from our value-added services was RMB81.6 million, RMB95.3 million and RMB144.3 million (US$22.3 million), respectively.

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

We commenced our internet finance business in 2015 and offer peer-to-peer lending services to our customers. As of December 31, 2015, we had debt receivables in the amount of RMB105,261 relating to our internet finance business with a maturity within one year. Such debt receivables were recorded as other receivables. As of December 31, 2015, peer-to-peer finance products with a carrying amount of RMB99,220 were issued and outstanding. We recorded these products as other payables.

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

We used the binomial option pricing model, or binomial model, to determine the fair value of stock options, which uses certain assumptions and requires management to make estimations. We estimated the expected volatility of our future share price based on the price volatility of the publicly traded shares of comparable listed companies over the most recent period to be equal to the expected option life of our employees’ share options as well as the historical volatility of our ADS, since January 1, 2012. We estimated the risk-free interest rate based on the market yield of the US dollar denominated China International Government Bond with a maturity comparable to the contractual life of the option.  We incorporated the employees’ early exercise behavior by assuming that early exercise happens when the share price is a certain multiple of the exercise price.  We estimated the multiple of the exercise price using considerations from an empirical research study regarding exercise patterns based on historical statistical data.  An exercise multiple of 2.8 was used for all options as of each grant date. Expected forfeiture rate was estimated based on our understanding in the human resources market and the staff turnover rate of our company. The annual staff turnover rate was estimated at 5% for periods after June 2007 and we are required to true-up forfeiture estimates for all awards with service conditions through the vesting date so that compensation cost is recognized only for awards that vest.  For the options granted before 2013, we had no history or expectation of paying dividends on our ordinary shares.  For the options granted in 2013, 2014 and 2015, 5%, 4% and 4% dividend yield was assumed in the estimation, respectively, considering our plan to distribute annual dividends in 2013 and thereafter.

Since our ADSs were listed on the NASDAQ Global Select Market in May 2011, we have determined the estimated fair value of our ordinary shares underlying the options based on the closing trading price of our ADSs as of the option grant date.

Consolidation of Affiliated Entities

PRC law currently restricts foreign ownership of Internet content distribution businesses (including operation of online games) and prohibits privately funded non-enterprise institutions from engaging in profit making business operations in China.  To comply with PRC laws and regulations that prohibit or restrict foreign ownership of companies that provide Internet content services in China, we provide services through Shanghai Huaqianshu, Beijing Huaqianshu, Xique and Beijing Aizhenxin which hold the licenses and approvals to provide Internet content services in China. We also provide certain matchmaking services through Jiayuan Shanghai Center which holds the licenses and approvals to provide matchmaking services in Shanghai.  We operate our online game business through Shanghai Huaqianshu which holds the Online Culture Operating Permit for online games and is in the process of filing applications for issuance of virtual currencies and applying for Network Publication Service License. We have entered into a series of contractual arrangements with Shanghai Huaqianshu, Beijing Huaqianshu, Xique, Beijing Aizhenxin, Beijing Youyue Hudong and their respective equity owners and Jiayuan Shanghai Center.  As a result of these contractual arrangements, we have the ability to effectively control Shanghai Huaqianshu, Beijing Huaqianshu, Xique, Beijing Aizhenxin, Beijing Youyue Hudong and Jiayuan Shanghai Center, and accordingly, each of Shanghai Huaqianshu, Beijing Huaqianshu, Xique, Beijing Aizhenxin and Beijing Youyue Hudong and Jiayuan Shanghai Center is a VIE entity of our company and each of Beijing Caiyuanlai and Shanghai Tengwan is a VIE subsidiary of our company.  As we are deemed to have the power to direct the economic activities most significant to Shanghai Huaqianshu, Beijing Huaqianshu, Xique, Beijing Aizhenxin, Beijing Youyue, Beijing Caiyuanlai, Shanghai Tengwan and Jiayuan Shanghai Center and the right to obtain substantially all of the economic benefits and obligation to fund substantially all of the losses, we are considered to be the primary beneficiary of our VIE entities and their subsidiaries, and therefore we consolidated the results in our consolidated financial statements under U.S. GAAP.

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

Accounts receivable and allowance for doubtful accounts

Accounts receivable mainly represents the amounts due from WVAS partners with whom we have entered into agreements for users to purchase our services and amounts due from offline events sponsors. An allowance for doubtful debts is provided based on an ageing analysis of accounts receivable balances, historical bad debt rates, repayment patterns and credit analysis. We also make a specific allowance if there is evidence showing that the receivable is likely to be irrecoverable, and assesses the probability of recovery on an annual basis. Accounts receivable in the consolidated balance sheet were stated net of such provisions.

Investment in equity investee

Equity investment represents our investment in a privately-owned company. For any equity investment that is not considered as debt security or equity security and that neither has readily determinable fair values nor is considered in-substance common stock, the cost method is used.

Under the cost method, we carry the investment at cost and recognize income to the extent of dividends received from the distribution of the equity investee’s post-acquisition profits.

We continually review our investment in an equity investee to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors considered in our determination are the length of time that the fair value of the investment is below our carrying value; the financial condition, operating performance and the prospects of the equity investee; and other equity investee specific information such as recent financing rounds. If the decline in fair value is deemed to be other than temporary, the carrying value of the equity investee is written down to fair value. No impairment of investment in equity investee was recognized for the year ended December 31, 2015.

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

Valuation Allowance Against Deferred Tax Assets

As of December 31, 2015, we recorded valuation allowance of RMB18.6 million (US$2.9 million), primarily attributed to (i) the excess amount of deductible advertising expenses which is not expected to be utilized in the foreseeable future, and (ii) net operating losses in certain PRC entities. We evaluate a variety of factors in determining the amount of the valuation allowance to record, including each entity’s operating performance and accumulated deficit, existence of taxable temporary differences and reversal periods. We record valuation allowance to offset deferred tax assets to the amount that we believe is more-likely-than-not to be realized. In order for us to realize our deferred tax assets, we must be able to generate sufficient taxable income in those jurisdictions where the deferred tax assets are generated from. In the event we are to determine that we would not be able to realize all or part of our deferred tax assets in the future, an adjustment to deferred tax assets would be recorded in our statement of operations in the period in which we make such a determination. Likewise, if we later determine that it is more likely than not that the deferred tax assets would be realized, we would reverse the applicable portion of the previously provided valuation allowance.

Uncertain Tax Positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures.  Significant judgment is required in evaluating our uncertain tax positions and determining its provision for income taxes.  We did not have any significant interest and penalties associated with uncertain tax positions in 2013, 2014 and 2015.  As of December 31, 2015, we did not have any significant unrecognized uncertain tax positions.

Consolidated Results of Comprehensive Income

The following table sets forth a summary of our consolidated statements of comprehensive income for the periods indicated.

	For the year ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
	(in thousands, except share and per share and per ADS data)
Consolidated Statement of Comprehensive Income Data:
Net revenues	492,606	613,990	713,572	110,157
Cost of revenues	(180,521)	(277,789)	(382,804)	(59,095)
Gross profit	312,085	336,201	330,768	51,062
Operating expenses:
Selling and marketing expenses	(183,619)	(252,736)	(215,399)	(33,252)
General and administrative expenses	(52,565)	(58,071)	(82,272)	(12,701)
Research and development expenses	(21,918)	(23,149)	(26,469)	(4,086)
Total operating expenses	(258,102)	(333,956)	(324,140)	(50,039)
Operating income	53,983	2,245	6,628	1,023
Interest income	11,687	17,658	7,045	1,088
Foreign currency exchange income/(loss), net	1,935	(1,361)	361	56
Other income, net	9,104	4,572	19,976	3,084
Income before income tax	76,709	23,114	34,010	5,251
Income tax expenses	(13,053)	(3,007)	(8,586)	(1,325)
Net income	63,656	20,107	25,424	3,926

2015 compared to 2014

Net Revenues.  Our total net revenues increased by 16.2% from RMB614.0 million in 2014 to RMB713.6 million (US$110.2 million) in 2015.

•                                          Net revenues from online services were RMB431.3 million (US$66.6 million), or 60.4% of our net revenues, in 2015, compared to RMB425.5 million, or 69.3% of our net revenues, in 2014.  The 1.3% increase in our net revenues from online services in 2015, compared to 2014, resulted primarily from the increase in ARPU as we shifted our focus to profitability from new user acquisitions in 2015.  ARPU increased by 4.4% from RMB22.6 in 2014 to RMB23.6 in 2015.

•                                          Net revenues from personalized matchmaking services were RMB261.5 million (US$40.4 million), or 36.6% of our net revenues, in 2015, compared to RMB164.6 million, or 26.8% of our net revenues, in 2014.  The 58.8% increase in our net revenues from personalized matchmaking services in 2015, compared to 2014, resulted primarily from the increase in the number of average monthly personalized matchmaking customers in connection with our strategy of developing personalized matchmaking service centers in more cities in the PRC.

•                                          Net revenues from events and other services were RMB20.8 million (US$3.2 million), or 3.0% of our net revenues, in 2015, compared to RMB23.8 million, or 3.9% of our net revenues, in 2014. The 12.6% decrease in our net revenues from events and other services in 2015, compared to 2014, resulted from the decrease of 25.1% in number of events held and decrease of 23.0% in sponsorship fees from such events.

Cost of Revenues.  Our total cost of revenues increased by 37.8% to RMB382.8 million (US$59.1 million) in 2015 from RMB277.8 million in 2014.  This increase resulted primarily from fees to third-party payment providers, increases in personnel costs and commissions paid to third-party personalized matchmaking service agencies.

•                                          Cost of revenues from online services was RMB152.1 million (US$23.5 million) in 2015, compared to RMB148.8 million in 2014.  Our cost of revenues from online services, which primarily comprises of fees to third-party payment providers, personnel costs, broadband rental and network costs, is related to the number of active user accounts as well as the manner by which paying user accounts pay for our services.  Our cost of revenues from online services grew in absolute amounts in 2015 and increased as a percentage of our net revenues from online services to 35.3% in 2015 from 35.0% in 2014 primarily due to the increase in the commission rates charged by our WVAS partners and the increase in personnel costs due to the continued development of our online businesses.

•                                          Cost of revenues from personalized matchmaking services was RMB215.1 million (US$33.2 million) in 2015, compared to RMB117.1 million in 2014.  The 83.8% increase in our cost of revenues from personalized matchmaking services in 2015, compared to 2014, resulted primarily from increased personnel costs and commissions paid to third-party outsourced personal matchmaking service agencies in line with the rapid expansion of our personalized matchmaking services and increased personnel costs in 2015.

•                                          Cost of revenues from events and other services was RMB15.6 million (US$2.4 million) in 2015, compared to RMB11.9 million in 2014. The 31.0% increase in our cost of revenues from events and other services in 2015, compared to 2014, resulted primarily from the increase in personnel costs, rental costs and the impairment of inventory.

Gross Profit and Gross Margin.  As a result of the foregoing, our gross profit decreased by 1.6% to RMB330.8 million (US$51.1 million) in 2015 from RMB336.2 million in 2014.  Our gross margin decreased to 46.4% in 2015 from 54.8% in 2014.  This decrease was attributable primarily to increased commissions we paid to personalized matchmaking service agencies as well as the increase in commission rates paid to our WVAS partners.

•                                          Gross profit in online services increased to RMB279.2 million (US$43.1 million) in 2015 from RMB276.7 million in 2014.  Gross margin in online services decreased to 64.7% in 2015 from 65.0% in 2014, primarily due to an increase in the commission rates we paid to our WVAS partners.

•                                          Gross profit in personalized matchmaking services decreased to RMB46.4 million (US$7.2 million) in 2015 from RMB47.5 million in 2014.  Gross margin in personalized matchmaking services decreased to 17.7% in 2015 from 28.9% in 2014.  The decrease in gross margin resulted primarily from the increased commissions we paid to outsourced personalized matchmaking service centers due to our expended number of service locations and cities in which we offer personalized matchmaking services in 2015.

•                                          Gross profit in events and other services decreased to RMB5.2 million (US$0.8 million) in 2015 from RMB11.9 million in 2014.  Gross margin in events and other services decreased to 25.0% in 2015 from 50.0% in 2014.  The decrease in gross margin resulted primarily from the decrease of events held and sponsorship fees from such events as well as the increase of personnel costs, rental fees and impairment of inventory.

Operating Expenses.  Our total operating expenses decreased by 2.9% to RMB324.1 million (US$50.0 million) in 2015 from RMB334.0 million in 2014.  This decrease was primarily due to decreases in our selling and marketing expenses.

•                                          Selling and Marketing Expenses.  Our selling and marketing expenses decreased by 14.8% to RMB215.4 million (US$33.3 million) in 2015 from RMB252.7 million in 2014.  This decrease resulted primarily due to television brand advertising campaigns conducted in the first and third quarters of 2014 and from reduced online spending on new user acquisitions, in particular on commercial search engines, navigation sites, application download stores and Internet portals as we focused on increasing profitability in 2015. Our selling and marketing expenses decreased as a percentage of our net revenues, amounting to 30.2% of our net revenues in 2015, compared to 41.2% of our net revenues in 2014, primarily due to the foregoing reasons.

•                                          General and Administrative Expenses.  Our general and administrative expenses increased by 41.7% to RMB82.3 million (US$12.7 million) in 2015 from RMB58.1 million in 2014.  This increase resulted primarily from professional fees related to our proposed privatization and the proposed merger with LoveWorld Inc., which amounted to RMB13.3 million (US$2.0 million) in 2015 and the increase of share-based compensation in 2015. Our general and administrative expenses increased as a percentage of our net revenues, amounting to 11.5% of our net revenues in 2015, compared to 9.5% of our net revenues in 2014.

•                                          Research and Development Expenses.  Our research and development expenses increased by 14.3% to RMB26.5 million (US$4.1 million) in 2015 from RMB23.1 million in 2014.  This increase was primarily due to an increase in the number of our research and development personnel as well as an increase in average salary for such personnel.

Operating Income and Operating Margin.  As a result of the foregoing, our operating income increased by 195.2% to RMB6.6 million (US$1.0 million) in 2015 from RMB2.2 million in 2014.  Our operating margin increased to 0.9% in 2015 from 0.4% in 2014, resulting primarily from the decrease in advertising fees on new user acquisitions and offline brand building expenses.

Interest Income.  Our interest income decreased by 60.1% to RMB7.0 million (US$1.1 million) in 2015 from RMB17.7 million in 2014 due to reduced cash we held in bank deposits in favor of short-term investments.

Foreign Currency Exchange (Loss)/Income, Net.  Foreign currency exchange income, net, was RMB0.4 million (US$56,000) in 2015 compared to a foreign currency exchange loss, net, of RMB1.4 million in 2014 primarily as a result of the depreciation of the Renminbi against the U.S. dollar in 2015.

Other Income, Net.  Our other income, net, increased to RMB20.0 million (US$3.1 million) in 2015 from RMB4.6 million in 2014 resulting primarily due to the increase in the investment income of available-for-sale securities as well as an increase in refunds from the depositary of our ADS facility.

Income Tax Expenses.  Our income tax expenses increased by 185.5% to RMB8.6 million (US$1.3 million) in 2015 from RMB3.0 million in 2014 primarily as a result of the increase in deferred taxation.

Net Income and Net Margin.  As a result of the foregoing, our net income increased by 26.4% to RMB25.4 million (US$3.9 million) in 2015 from RMB20.1 million in 2014.  Our net margin increased to 3.6% in 2015 from 3.3% in 2014.

2014 compared to 2013

Net Revenues.  Our total net revenues increased by 24.6% from RMB492.6 million in 2013 to RMB614.0 million in 2014.

•                                          Net revenues from online services were RMB425.5 million, or 69.3% of our net revenues, in 2014, compared to RMB422.1 million, or 85.7% of our net revenues, in 2013.  The 0.8% increase in our net revenues from online services in 2014, compared to 2013, resulted primarily from an increase in the number of paying users.  Average monthly paying user accounts increased by 12.8% from 1,339,258 in 2013 to 1,510,919 in 2014.

•                                          Net revenues from personalized matchmaking services were RMB164.6 million, or 26.8% of our net revenues, in 2014, compared to RMB52.5 million, or 10.6% of our net revenues, in 2013.  The 213.8% increase in our net revenues from personalized matchmaking services in 2014, compared to 2013, resulted primarily from the increase in the number of average monthly personalized matchmaking customers in connection with Jiayuan’s strategy of developing personalized matchmaking service centers in more cities in the PRC.

•                                          Net revenues from events and other services were RMB23.8 million, or 3.9% of our net revenues, in 2014, compared to RMB18.1 million, or 3.7% of our net revenues, in 2013. The 32.0% increase in our net revenues from events and other services in 2014, compared to 2013, resulted primarily from the increase in online advertising associated with event sponsorship arrangements.

Cost of Revenues.  Our total cost of revenues increased by 53.9% to RMB277.8 million in 2014 from RMB180.5 million in 2013.  This increase resulted primarily from increases in personnel costs, fees to third-party payment providers, broadband rental and network costs and commissions paid to third-party personal matchmaking service agencies.

•                                          Cost of revenues from online services was RMB148.8 million in 2014, compared to RMB141.0 million in 2013.  Our cost of revenues from online services, which primarily comprises of fees to third-party payment providers, personnel costs, broadband rental and network costs, is related to the number of active user accounts as well as the manner by which paying user accounts pay for our services.  Our cost of revenues from online services grew in absolute amounts in 2014 and increased as a percentage of our net revenues from online services to 35.0% in 2014 from 33.4% in 2013 primarily due to the increase in the commission rates charged by our WVAS partners and the increase in personnel cost due to the continued development of our online businesses.

•                                          Cost of revenues from personalized matchmaking services was RMB117.1 million in 2014, compared to RMB29.8 million in 2013.  The 292.9% increase in our cost of revenues from personalized matchmaking services in 2014, compared to 2013, resulted primarily from the commissions paid to third-party outsourced personal matchmaking service agencies in line with the rapid expansion of personalized matchmaking services and increased personnel costs in 2014.

•                                          Cost of revenues from events and other services was RMB11.9 million in 2014, compared to RMB9.8 million in 2013. The 22.2% increase in our cost of revenues from events and other services in 2014, compared to 2013, resulted primarily from the increase in personnel costs.

Gross Profit and Gross Margin.  As a result of the foregoing, our gross profit increased by 7.7% to RMB336.2 million in 2014 from RMB312.1 million in 2013.  Our gross margin decreased to 54.8% in 2014 from 63.4% in 2013.  This decrease was attributable primarily to personalized matchmaking service agencies as well as the increase in commissions rates paid to our WVAS partners.

•                                          Gross profit in online services decreased to RMB276.7 million in 2014 from RMB281.1 million in 2013.  Gross margin in online services decreased to 65.0% in 2014 from 66.6% in 2013, primarily due to an increase in the commission rates we paid to our WVAS partners.

•                                          Gross profit in personalized matchmaking services increased to RMB47.5 million in 2014 from RMB22.7 million in 2013.  Gross margin in personalized matchmaking services decreased to 28.9% in 2014 from 43.2% in 2013.  The decrease in gross margin resulted primarily from the increased commissions we paid to outsourced personalized matchmaking service centers due to our expended number of service locations and cities in which we offer personalized matchmaking services in 2014.

•                                          Gross profit in events and other services increased to RMB11.9 million in 2014 from RMB8.3 million in 2013.  Gross margin in events and other services increased to 50.0% in 2014 from 46.0% in 2013.  The increase in gross margin resulted primarily from the increase in online advertising associated with event sponsorship arrangements.

Operating Expenses.  Our total operating expenses increased by 29.4% to RMB334.0 million in 2014 from RMB258.1 million in 2013.  This increase was primarily due to increases in our selling and marketing expenses.

•                                          Selling and Marketing Expenses.  Our selling and marketing expenses increased by 37.6% to RMB252.7 million in 2014 from RMB183.6 million in 2013.  This increase resulted primarily due to television brand advertising campaigns conducted in the first and third quarters of 2014 as well as from greater online spending on new user acquisitions, in particular on commercial search engines, navigation sites, application download stores and Internet portals, due to the increase in advertising fees charged by such third-party service providers.  Selling and marketing expenses through online channels such as on commercial search engines, navigation sites, application download stores and Internet portals increased to RMB162.6 million in 2014 from RMB143.9 million in 2013 while selling and marketing expenses on television and offline brand building efforts increased to RMB69.9 million in 2014 from RMB22.2 million in 2013.  Our selling and marketing expenses increased as a percentage of our net revenues, amounting to 41.2% of our net revenues in 2014, compared to 37.3% of our net revenues in 2013, primarily due to the increase in advertising fees charged by third-party advertising service providers.

•                                          General and Administrative Expenses.  Our general and administrative expenses increased by 10.5% to RMB58.1 million in 2014 from RMB52.6 million in 2013.  This increase resulted primarily from the additional provision for specific doubtful accounts increased to RMB1.1 million in 2014 from RMB0.1 million in 2013 and the increase in head count and related salary and benefit expense in 2014. Our general and administrative expenses decreased as a percentage of our net revenues, amounting to 9.5% of our net revenues in 2014, compared to 10.7% of our net revenues in 2013.

•                                          Research and Development Expenses.  Our research and development expenses increased by 5.6% to RMB23.1 million in 2014 from RMB21.9 million in 2013.  This increase was primarily due to an increase in the number of our research and development personnel as well as an increase in average salary for such personnel.

Operating Income and Operating Margin.  As a result of the foregoing, our operating income decreased by 95.8% to RMB2.2 million in 2014 from RMB54.0 million in 2013.  Our operating margin decreased to 0.4% in 2014 from 11.0% in 2013, resulting primarily from the increase in advertising fees on new user acquisitions and offline brand building expenses.

Interest Income.  Our interest income increased by 51.1% to RMB17.7 million in 2014 from RMB11.7 million in 2013 resulting primarily due to an increase in our average cash balance for the year.

Foreign Currency Exchange (Loss)/Income, Net.  Foreign currency exchange loss, net, was RMB1.4 million in 2014 compared to a foreign currency exchange income, net, of RMB1.9 million in 2013 primarily as a result of the depreciation of the Renminbi against the U.S. dollar in 2014.  A portion of the net proceeds from our initial public offering has been converted into Renminbi and are being held by our foreign subsidiaries whose functional currencies are the U.S. dollar.

Other Income, Net.  Our other income, net, decreased to RMB4.6 million in 2014 from RMB9.1 million in 2013 resulting primarily due to the decrease in government subsidy we received in 2014 in relation to local policies promoting high technology enterprises.

Income Tax Expenses.  Our income tax expenses decreased by 77.0% to RMB3.0 million in 2014 from RMB13.1 million in 2013 primarily as a result of the decrease in income before income tax.

Net Income and Net Margin.  As a result of the foregoing, our net income decreased by 68.4% to RMB20.1 million in 2014 from RMB63.7 million in 2013.  Our net margin decreased to 3.3% in 2014 from 12.9% in 2013.

B.                                    Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations primarily through cash generated from operations, the issuance of Series A preferred shares and our initial public offering.  All of our Series A preferred shares were automatically converted into ordinary shares immediately upon the completion of our initial public offering in May 2011. Our cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.  As of December 31, 2013, 2014 and 2015, we had RMB232.6 million, RMB196.9 million and RMB297.5 million (US$45.9 million) in cash and cash equivalents, respectively.  As of December 31, 2013, 2014 and 2015, we had RMB336.3 million, RMB239.5 million and RMB20.0 million (US$3.1 million) of short-term deposits, respectively.  We anticipate that our primary sources of liquidity will come from cash flow from operations.

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

The following table sets forth information relating to our cash flows for the periods presented:

	For the year ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	166,967	77,198	49,347	7,618
Net cash (used in)/provided by investing activities	(111,747)	70,258	(110,059)	(16,990)
Net cash (used in)/provided by financing activities	(73,234)	(183,627)	156,674	24,186
Effect of exchange rate changes on cash and cash equivalents	(7,082)	415	4,681	723
Net (decrease)/increase in cash and cash equivalents	(25,096)	(35,756)	100,643	15,537
Cash and cash equivalents at beginning of year	257,709	232,613	196,857	30,389
Cash and cash equivalents at end of year	232,613	196,857	297,500	45,926

Operating Activities

Net cash provided by operating activities amounted to RMB49.3 million (US$7.6 million) in 2015, primarily attributable to accrued expenses and other current liabilities of RMB152.5 million (US$23.5 million), net income of RMB25.4 million (US$3.9 million), share-based compensation expenses of RMB12.7 million (US$2.0 million), depreciation and amortization of RMB11.5 million (US$1.8 million) and deferred revenue of RMB6.1 million (US$0.9 million). This was partially offset by the prepaid expenses and other assets in the amount of RMB158.2 million (US$24.4 million). The increase in our accrued expenses and other current liabilities and prepaid expenses and other current expenses was primarily due to the significant increase of our finance business and prepaid commissions to matchmaking service agencies.

Net cash provided by operating activities amounted to RMB77.2 million in 2014, primarily attributable to deferred revenue of RMB63.3 million, net income of RMB20.1 million, accounts payable of RMB15.1 million, depreciation and amortization of RMB14.4 million, and share-based compensation expenses of RMB9.6 million. This was partially offset by prepaid expenses and other current assets of RMB44.7 million. The increase in our deferred revenue was primarily due to the significant increase in prepayments for our personalized matchmaking services in connection with Jiayuan’s strategy of developing personalized matchmaking service centers in more cities in the PRC. The increase in our prepaid expenses and other current expenses was primarily due to the significant increase in prepaid commissions to matchmaking service agencies.

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

Net cash used in investing activities was RMB110.1 million (US$17.0 million) in 2015, primarily attributable to the purchase of available-for-sale securities totaling RMB325.0 million (US$50.2 million), placement of short term deposits in the amount of RMB20.0 million (US$3.1 million) as well as purchases of property, plant and equipment in the amount of RMB4.5 million (US$0.7 million), partially offset by the maturity of short term deposits in the amount of RMB239.5 million (US$37.0 million).

Net cash provided by investing activities was RMB70.3 million in 2014, primarily attributable to the maturity of short-term deposits totaling RMB336.3 million, partially offset by the placement of short-term deposits in the amount of RMB239.5 million, investment in equity investee in the amount of RMB11.0 million as well as available-for-sale securities in the amount of RMB10.0 million.

Net cash used in investing activities was RMB111.7 million in 2013, primarily attributable to the placement of short-term deposits totaling RMB326.3 million and purchases of equipment totaling RMB18.2 million, partially offset by the maturity of short-term deposits in the amount of RMB233.0 million.

Financing Activities

Net cash from financing activities in 2015 was RMB156.7 million (US$24.2 million), primarily attributable to the RMB150.0 million (US$23.2 million) deposit we received pursuant to the Merger Agreement in relation to our proposed merger with LoveWorld Inc. and the RMB8.4 million (US$1.3 million) relating to the issuance of ordinary shares in connection with the exercise of share options.

Net cash used in financing activities in 2014 was RMB183.6 million, primarily attributable to dividend payments in the amount of RMB166.0 million and repurchases of our ordinary shares in the amount of RMB26.4 million, partially offset by payments received in the amount of RMB8.7 million relating to issuances of ordinary shares in connection with the exercise of share options.

Net cash used in financing activities in 2013 was RMB73.2 million, primarily attributable to dividend payments in the amount of RMB48.2 million and repurchases of our ordinary shares in the amount of RMB33.1 million, partially offset by payments received in the amount of RMB8.1 million relating to issuances of ordinary shares in connection with the exercise of share options.

Capital Expenditures

Our capital expenditures amounted to RMB4.5 million (US$0.7 million) in 2015.  Our capital expenditures in 2015 were used primarily in relation to the acquisition of property, plant and equipment.

Our capital expenditures amounted to RMB18.5 million and RMB16.6 million in 2013 and 2014, respectively.  Our capital expenditures in 2013 were used primarily to purchase servers and computer equipment for the further expansion of our business and to fit-out our new office building.  Our capital expenditures in 2014 were used primarily in relation to the acquisition of equity investee and fixed assets.

Restrictions on Cash Transfers to Us

To fund any cash requirements we may have from time to time, we may need to rely on dividends, loans or advances made to us by our PRC subsidiaries.  We conduct substantially all of our operations through our PRC operating companies and Jiayuan Shanghai Center which generate substantially all of our revenues.  As our PRC operating companies are not owned by our PRC subsidiaries, they are unable to make dividend payments to our PRC subsidiaries.  Instead, our PRC subsidiaries have entered into contractual arrangements with our VIE entities to provide services to our VIE entities in return for cash payments.  In order for us to receive any dividends, loans or advances from our PRC subsidiaries, or to distribute any dividends to our shareholders and ADS holders, we will need to rely on these payments made from our VIE entities to our PRC subsidiaries.  Depending on the nature of services provided by our PRC subsidiaries to our VIE entities, certain of these payments are subject to PRC taxes, including business taxes and value-added tax, which effectively reduce the amount that our PRC subsidiaries receive from our VIE entities.  In addition, the PRC government could impose restrictions on such payments or change the tax rates applicable to such payments.  See “Item 3. Key Information — D. Risk Factors—Risks Relating to Regulation of Our Business and to Our Structure—Our holding company structure may restrict our ability to receive dividends from, or transfer funds to, our PRC subsidiaries, which could restrict our ability to act in response to changing market conditions and reallocate funds among our Chinese entities in a timely manner.”

Regulations in the PRC currently permit payment of dividends of a PRC company, such as our PRC subsidiaries, only out of accumulated profits as determined in accordance with accounting standards and regulations in China.  Each of our PRC subsidiaries is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the cumulative amount reaches 50% of its registered capital. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiaries and operating companies are restricted in their ability to transfer net assets to us in terms of cash dividends, loans or advances.  Such restrictions amounted to approximately RMB120.5 million, RMB113.8 million and RMB131.5 million (US$20.3 million) as of December 31, 2013, 2014 and 2015, respectively.  These reserves are not distributable as cash dividends, or as loans or advances.  Our PRC operating companies may also allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds, which may not be distributed to us.  In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

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

As of December 31, 2015, we employed 23 technology employees who focus on the maintenance of our software and hardware infrastructure.  Our network infrastructure is designed to deliver high levels of availability, performance, security and scalability.  Our network infrastructure is based on a free, open source software bundle commonly referred to as “LAMP,” which consists of a software combination using a Linux operating system, Apache HTTP Server web server software, MySQL database management system and PHP, Perl and/or Python programming language.  Our infrastructure is designed for maximum flexibility and scalability, which we believe facilitates the addition of new features.  Our user support team regularly seeks feedback on the quality of our platform, which help us make improvements to our infrastructure.

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

As of December 31, 2015, we had a technology research, development and platform maintenance team of 102 engineers with experience and expertise in the fields of computing science and software development.  Our research and development efforts are also focused on keeping pace with technological advances in order to make our products and services competitive in the market, such as making our online dating services accessible through wireless devices as well as developing new products targeting different market segments. Since feature and functionality development and keeping pace with technological advances are critical elements to our strategy, we plan to further expand our research and development team.  We also have software in place to monitor potential employee misuse of information provided by our users.

Our research and development expenses were RMB21.9 million, RMB23.1 million and RMB26.5 million (US$4.1 million) in 2013, 2014 and 2015, respectively.

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2015 to December 31, 2015 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.                                    Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2015:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(RMB in thousands)
Operating lease obligations	19,525	8,606	8,327	2,592	—

Our operating lease obligations consist of office lease obligations for our offices in various locations across China. These leases expire at different times from June 2016 through October 2020 and will become subject to renewal. We intend to evaluate the need to renew each office lease on a case-by-case basis within a reasonable time prior to its expiration.

As of December 31, 2015, other than operating lease obligations, we did not have any other contractual obligations, including long-term debt obligations or purchase obligations.

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

Name	Age	Position
Yongqiang Qian	43	Director, Chairman of the Board
JP Gan	44	Independent Director
Xiaochuan Wang	37	Independent Director
Paul Keung	45	Independent Director
Gaofei Wang	37	Independent Director
Linguang Wu	44	Director, Chief Executive Officer
Shang-Hsiu Koo	35	Chief Financial Officer
Hui Song	36	Senior Vice President of Finance and Accounting

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

Paul Keung has served as our independent director since May 2012. Mr. Paul is currently an advisor and acting in senior management roles to private companies in Asia. From April 2014 to August 2015, Mr. Paul Keung served as the chief financial officer of Tian Ge Interactive Holding Limited, or Tian Ge, a live social video company listed on Hong Kong Stock Exchange. Prior to joining Tian Ge, Mr. Keung served as chief financial officer and senior vice president of business development at NYSE-listed Taomee Holdings Limited, or Taomee, from February 2011 to April 2014. Prior to joining Taomee, Mr. Keung was managing director at Oppenheimer Investments Asia from 2008 to 2011, where he oversaw the firm’s Asia research practice. Between 2000 and 2008, Mr. Keung was executive director of CIBC World Markets, where he was primarily responsible for coverage of the Internet and media sectors in the US and China. From 1998 to 2000, Mr. Keung served as chief information officer at Wyndham International, a global hospitality company. Between 1994 and 1998, he held various roles in investment banking and equity research at Deutsche Morgan Grenfell, PaineWebber Securities, and Salomon Brothers.  He holds a bachelor’s degree in hotel administration from Cornell University and a master’s degree in real estate from New York University.

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

B.                                    Compensation

The aggregate cash compensation paid to our directors and executive officers was RMB3.6 million (US$0.6 million). In addition, an aggregate of 333,000 restricted shares were granted to our directors and executive officers in 2015.  No pension, retirement or similar benefits has been set aside or accrued for our executive officers or directors.  We have no service contracts with any of our directors providing for benefits upon termination of employment.

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

The table below sets forth the option grants made to our directors and executive officers pursuant to the 2007 Plan as of December 31, 2015.

Name	Number of Ordinary Shares to be Issued Upon Exercise of Options(1)	Exercise Price per Ordinary Share (in US$)	Date of Grant	Date of Expiration
Yongqiang Qian	60,000	2.7803	July 12, 2012	July 11, 2018
JP Gan	75,000	3.2733	March 16, 2012	March 15, 2018
	60,000	2.7803	July 12, 2012	July 11, 2018
Xiaochuan Wang	75,000	3.1833	May 1, 2012	April 30, 2018
	60,000	2.7803	July 12, 2012	July 11, 2018
Paul Keung	42,188	3.1833	May 1, 2012	April 30, 2018
	37,500	2.7803	July 12, 2012	July 11, 2018
Linguang Wu	202,500	3.2733	March 16, 2012	March 15, 2018
	150,000	2.6663	December 21, 2012	December 20, 2018
Shang-Hsiu Koo	45,388	2.7803	December 8, 2010	December 7, 2016
	36,000	2.4803	June 1, 2012	May 31, 2018
	30,000	2.6663	December 21, 2012	December 20, 2018
	15,000	3.2663	July 11, 2014	July 10, 2020
Hui Song	4,350	0.8096	July 1, 2010	June 30, 2016
	210	2.7803	July 13, 2011	July 12, 2017
	14,544	3.4033	December 21, 2011	December 20,2017
	41,250	2.4803	June 1, 2012	May 31, 2018
	12,840	2.6663	December 21, 2012	December 20, 2018
	15,000	3.2663	July 11, 2014	July 10, 2020
Other employees and nonemployees	1,552,838	0.8096-4.5533	July 1, 2010 — April 27, 2015	June 30, 2016 — April 26, 2021

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

On July 31, 2015, the board of directors approved that as of the effective time of any transaction resulting in a change in control as defined under the 2007 Share Incentive Plan (1) all outstanding option awards granted prior to April 7, 2015 to certain employees and scheduled to vest in the twenty-four month period following a change in control shall be accelerated and vest as of such time; and (2) all share options and restricted share awards to certain employees shall be accelerated and vest as of such time.

The table below sets forth the restricted share awards made to our directors and executive officers pursuant to the 2007 Plan as of December 31, 2015.

Name	Number of Restricted Shares	Date of Grant	End of Vesting Period

Yongqiang Qian	22,500	July 17, 2014	July 16, 2018
JP Gan	22,500	July 17, 2014	July 16, 2018
Xiaochuan Wang	22,500	July 17, 2014	July 16, 2018
Paul Keung	22,500	July 17, 2014	July 16, 2018
Gaofei Wang	22,500	February 26, 2015	February 25, 2019
Linguang Wu	29,062	March 16, 2012	March 15, 2016
	90,000	February 26, 2015	February 25, 2019
	78,000	June 26, 2015	June 25, 2019
Shang-Hsiu Koo	11,538	December 21, 2012	December 20, 2016
	22,500	July 11, 2014	July 10, 2018
	60,000	February 26, 2015	February 25, 2019
	15,000	June 26, 2015	June 25, 2019
Hui Song	3,783	December 21, 2012	December 20, 2016
	22,500	July 11, 2014	July 10, 2018
	45,000	February 26, 2015	February 25, 2019
	22,500	June 26, 2015	June 25, 2019
Other employees and nonemployees	828,602	March 16, 2012 — June 26, 2015	March 15, 2016 — June 25, 2019

The restricted shares began to vest during the year ending December 31, 2013. For the year ended December 31, 2015, we recorded share-based compensation expenses of RMB11.2 million (US$1.7 million) related to the restricted shares using the graded-vesting method. As of December 31, 2015, unrecognized compensation expenses relating to the non-vested restricted shares amounted to RMB12.7 million (US$2.0 million). These expenses are expected to be recognized over a weighted average period of 0.99 years.

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

D.                                    Employees

We had a total of 697 and 732 full-time employees as of December 31, 2014 and 2015, respectively.  The following table sets forth the number of our employees by function as of December 31, 2015.

Number of
Employees
Member/customer service	89
Sales	243
Marketing	76
General and administration	75
Technical support	249
Total	732

As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans.  We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.  The total amount of contributions we made to employee benefit plans in 2013, 2014 and 2015 was RMB17.6 million, RMB20.6 million and RMB23.9 million (US$3.7 million), respectively.

We enter into a standard annual employment contract with most of our officers, managers and employees.  These contracts typically include a non-competition provision effective during their employment with us.

We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes.

E.                                    Share Ownership

The following table sets forth information known to us with respect to the beneficial ownership of our ordinary shares as of May 3, 2016, taking into account the number of ordinary shares underlying our outstanding options, by:

•                                          each of our directors and executive officers; and

•                                          each person who is known to us to be the beneficial owner of more than 5.0% of our ordinary shares.

	Ordinary Shares Beneficially Owned
	Number (1)	Percent (1)
Directors and Executive Officers:
Yongqiang Qian (2)	10,680,366	23.9%
JP Gan (3)	6,481,349	14.5%
Linguang Wu (4)	842,143	1.9%
Xiaochuan Wang	*	* %
Paul Keung	*	* %
Gaofei Wang	*	* %
Shang-Hsiu Koo	*	* %
Hui Song	*	* %
Directors and Executive Officers Combined	18,559,081	40.6%
Principal Shareholders
Fame Gain Investments Limited (5)	10,426,711	23.4%
Vast Profit Holdings Limited (6)	9,808,889	22.0%
Funds affiliated with Qiming Venture Partners, L.P. (7)	6,466,349	14.4%

* Beneficially owns less than 1% of our ordinary shares.

(1)                                 Beneficial ownership is determined in accordance with the rules of the SEC.

(2)                                 Includes (i) 8,926,711 ordinary shares held by Fame Gain Investments Limited, a limited liability company organized under the laws of the British Virgin Islands, or Fame Gain; (ii) 1,000,000 restricted American depositary shares held by Fame Gain representing 1,500,000 ordinary shares; (iii) 125,041 American depositary shares representing 187,561 ordinary shares held by Mr. Qian (iv) restricted share awards for 9,844  ordinary shares vested or vesting within 60 days of May 3, 2016 and (i) 56,250 ordinary shares underlying share options held by Mr. Qian which are currently or exercisable within 60 days of May 3, 2016. Fame Gain Investments Limited is 100% owned by Mr. Qian. The registered address for Fame Gain Investments Limited is P.O. Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands. The business address of Mr. Qian is 15/F, Anhua Development Building, No. 35 Anding Road, Chaoyang District, Beijing, the People’s Republic of China.

(3)                                Includes (i) 6,231,868 ordinary shares held by Qiming Venture Partners, L.P., (ii) 93,388 ordinary shares held by Qiming Managing Directors Fund, L.P. (iii) 131,250 ordinary shares underlying share options held by Mr. Gan which are currently exercisable or exercisable within 60 days of May 3, 2016, (iv) restricted share awards for 9,844 ordinary shares vested or vesting within 60 days of May 3, 2016 and (v) 10,000 American depositary shares representing 15,000 ordinary shares held by Mr. Gan. The general partner of Qiming Venture Partners, L.P. is Qiming GP, L.P., a Cayman Islands exempted limited partnership. The general partner of both Qiming Managing Directors Fund, L.P. and Qiming GP, L.P. is Qiming Corporate GP, Ltd., a Cayman Islands limited company. See also note (6) to this table below. Mr. Gan is a managing director of and participates on the investment committee of Qiming Corporate GP, Ltd. Mr. Gan disclaims beneficial ownership of the ordinary shares owned by Qiming Venture Partners, L.P. and Qiming Managing Directors Fund, L.P. and the ordinary shares underlying the share options. The business address for Mr. Gan is 11400 SE Sixth Street, Suite 100 Bellevue, Washington 98004, USA.

(4)                                Includes (i) 431,706 ordinary shares held by Mr. Wu and (ii) 333,750 ordinary shares underlying share options held by Mr. Wu which are currently exercisable or exercisable within 60 days of May 3, 2016 and (iii) restricted share awards for 76,687 ordinary shares vested or vesting within 60 days of May 3, 2016.  The business address for Mr. Wu is 15/F, Anhua Development Building, No. 35 Anding Road, Chaoyang District, Beijing, the People’s Republic of China.

(5)                                Includes (i) 8,926,711 ordinary shares held by Fame Gain and (ii) 1,000,000 restricted American depositary shares held by Fame Gain representing 1,500,000 ordinary shares.

(6)                                 Includes 9,808,889 ordinary shares held by Vast Profit.  Vast Profit acquired 8,003,763 ordinary shares from Aprilsky and 1,805,126 ordinary shares from Maysky International Limited.  Based on information provided by Vast Profit in a Schedule 13D/A filed with the SEC on December 8, 2015, Vast Profit is a company incorporated under the laws of the Cayman Islands and Mr. Sun Guodong is the sole shareholder and director of Vast Profit and the business address of each of Vast Profit and Mr. Sun is Level 54, Hopewell Centre, 183 Queen’s Road East, Hong Kong.

(7)                                Includes (i) 6,231,868 ordinary shares held by Qiming Venture Partners, L.P., (ii) 93,388 ordinary shares held by Qiming Managing Directors Fund, L.P. (iii) restricted share awards for 9,844 ordinary shares vested or vesting within 60 days of May 3, 2016 and (iv) 131,250 ordinary shares underlying share options held by JP Gan which are currently exercisable or exercisable within 60 days of May 3, 2016.  Qiming Venture Partners, L.P. and Qiming Managing Directors Fund, L.P. are collectively referred to as the Qiming Funds. The general partner of Qiming Venture Partners, L.P. is Qiming GP, L.P., a Cayman Islands exempted limited partnership. The general partner of both Qiming Managing Directors Fund, L.P. and Qiming GP, L.P. is Qiming Corporate GP, Ltd., a Cayman Islands limited company. Voting and investment power of the shares held by the Qiming Funds is exercised by the investment committee of Qiming Corporate GP, Ltd., which consists of Duane Kuang, Gary Rieschel, JP Gan and Robert Headley, each of whom disclaims beneficial ownership of the ordinary shares owned by the Qiming Funds except to the extent of his respective pecuniary interest therein. The registered address of the Qiming Funds, Qiming GP, L.P. and Qiming Corporate GP, Ltd. is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

To our knowledge, we had a total of five record holders in the United States. Citibank, N.A., as the depositary of our ADS facility, holds approximately 38.5% of our total outstanding ordinary shares. The number of beneficial owners of our ADSs in the United States is likely much larger than the number of record holders of our ordinary shares in the United States.

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

Stock Option Grants

See “Item 6. Directors, Senior Management and Employees — Compensation of directors and executive officers.”

Consultant Agreement with Ms. Haiyan Gong

We entered into a consultant agreement with Ms. Haiyan Gong, our founder, in December 2012.  Under this agreement, Ms. Gong agreed to provide, among other things, certain consultant services for a term of three years and received a monthly fee of approximately RMB49,000. This agreement terminated in accordance with its terms in December 2015.

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

Dividend policy

Our board of directors approved an annual dividend policy in 2013 under which we may pay annual dividends with an aggregate amount of up to 60% of the our non-GAAP annual net income while retaining 40% of our subsidiaries’ available funds and any future earnings to finance our business and to fund the growth and expansion of our business. Our board of directors has complete discretion as to whether to distribute dividends. We did not pay any dividends in 2015.

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

The following table provides the high and low trading prices for our ADSs on the NASDAQ Global Select Market for the periods shown.

	Trading Price
	High	Low
	US$	US$
Annual Highs and Lows
2011 (from May 11, 2011)	16.12	5.50
2012	7.95	3.60
2013	9.48	4.64
2014	8.85	4.35
2015	9.48	4.18

Quarterly Highs and Lows
2014
First Quarter	8.85	5.85
Second Quarter	6.99	5.10
Third Quarter	6.90	5.26
Fourth Quarter	6.63	4.35
2015
First Quarter	5.29	4.18
Second Quarter	9.48	5.05
Third Quarter	7.29	5.30
Fourth Quarter	7.48	5.99

Monthly Highs and Lows
2015
October	6.75	5.99
November	6.98	6.60
December	7.48	6.92
2016
January	7.45	7.01
February	7.30	7.15
March	7.46	7.22
April	7.51	7.40
May (through May 11, 2016)	7.45	6.99

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

Under the EIT Law and implementation regulations issued by the State Council, PRC withholding tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement.  We are a Cayman Islands holding company and substantially all of our income may come from the dividends we receive from our PRC subsidiaries through Jiayuan Hong Kong.  Under the Arrangement between the Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, which became effective on January 1, 2007, income tax on dividends payable to a company resident in Hong Kong that holds more than a 25% equity interest in a PRC resident enterprise may be reduced to a rate of 5%. Pursuant to the Administrative Measures for Non-Resident Taxpayer to Enjoy Treatments under Tax Treaties issued by the State Administration of Taxation on August 28, 2015, any non-resident taxpayer may be entitled to such reduced withholding tax rate automatically if satisfying the conditions under relevant tax rules and regulations, subject to the subsequent administration by the tax authorities.  However, it is uncertain that we will be able to enjoy such preferential withholding tax treatment.  According to the Notice on Certain Issues with respect to the Enforcement of Dividend Provisions in Tax Treaties issued by the State Administration of Taxation in February 2009, if the main purpose of an offshore arrangement is to obtain a preferential tax treatment, the PRC tax authorities have the discretion to adjust the preferential tax rate enjoyed by the relevant offshore entity.  However, as the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, notwithstanding the foregoing, we may be deemed to be a PRC resident enterprise under the EIT Law.  If we are deemed to be a PRC resident enterprise, we will be subject to PRC enterprise income tax at the rate of 25% on our global income and, unless otherwise provided under the applicable double tax treaties between China and governments of other jurisdictions, our non-resident enterprise shareholders, including the holders of our ADSs, shall be subject to a 10% withholding tax in connection with any dividends received from us and any gains received from disposition of our ordinary shares / ADSs and our non-resident individual shareholders, including the holders of our ADSs, shall be subject to a 20% withholding tax in connection with any gains derived from disposition of our ordinary shares / ADSs and it is unclear if there will be any future guidance extending the withholding tax to dividends we pay to our non-PRC individual shareholders.  In that case, however, dividend income we receive from our PRC subsidiaries may be exempt from PRC enterprise income tax because the EIT Law and its implementation rules generally provide that dividends received from a PRC resident enterprise from its directly invested entity that is also a PRC resident enterprise is exempt from enterprise income tax.  However, as there is still uncertainty as to how the EIT Law and its implementation rules will be interpreted and implemented, we cannot assure you that we are eligible for such PRC enterprise income tax exemptions or reductions.

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

Passive Foreign Investment Company

Based upon the composition of our income and assets and valuation of our assets, including goodwill, we do not believe we were a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2015.  In general, we will be a PFIC for any taxable year in which:

•                  at least 75% of our gross income for such year is passive income, or

•                  at least 50% of the value (determined based on a quarterly average) of our assets during such year is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person) and gains from the disposition of passive assets.  If we own, directly or indirectly, at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of such corporation’s assets and receiving our proportionate share of such corporation’s income.  While it is not entirely clear how the contractual arrangements between us and our VIE entities will be treated for purposes of the PFIC rules, we believe that such contractual arrangements should be treated as ownership of stock.  However, if it is determined that such contractual arrangements should not be treated as ownership of stock for purposes of the PFIC rules, we would likely be treated as a PFIC.

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

Credit Risk

Financial instruments that potentially subject us to significant concentration of credit risk primarily consist of cash and cash equivalents, short-term deposits, accounts receivable and term deposits.  As of December 31, 2013, 2014 and 2015, substantially all of our cash and cash equivalents and short-term deposits were held by banks located in the PRC that we believes are of high-credit ratings and quality. Accounts receivable are typically unsecured and are mainly derived from revenue collected by distribution and collections companies on our behalf in the PRC.  The risk with respect to accounts receivable is mitigated by credit evaluations that we perform on the distribution and collections companies and our ongoing monitoring of outstanding balances.

Foreign Currency Risk

Substantially all our revenues and expenses are denominated in Renminbi, with a portion in U.S. dollars.  Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars.  Such fluctuations will also affect us with respect to the translation of the net proceeds we receive from our initial public offering into Renminbi.  Furthermore, a decline in the value of the Renminbi could reduce the U.S. dollar equivalent of the value of the earnings from, and our investments in, our PRC companies.  Based on the amount of our U.S. dollar denominated cash and cash equivalents as of December 31, 2015, a 10% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB7.7 million (US$1.2 million) of our total amount of cash and cash equivalents.  To the extent we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations or other uses within the PRC, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion.

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

Inflation Risk

In recent years, China has not experienced significant inflation, and therefore inflation has not had a significant effect on our business.  Although we have not in the past been materially affected by any such inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.  For example, certain operating costs and expenses, such as personnel expenses, building leasing expenses, travel expenses and office operating expenses may increase as a result of higher inflation.  We are not able to hedge our exposures to higher inflation in China.  According to the National Bureau of Statistics in China, the change in the Consumer Price Index in China was 2.6%, 2.0% and 1.4% in 2013, 2014 and 2015, respectively.

Interest Rate Risk

Our exposure to the interest rate risk primarily relates to the interest income generated by excess cash invested in short-term deposits and term deposits.  Interest earning instruments carry a degree of interest rate risk.  We have not been exposed nor do we anticipate being exposed to material risks due to changes in market interest rates.  However, our future interest income may fall short of expectations due to changes in market interest rates.  Based on our interest earning instruments during the year ended December 31, 2015, a 10% change in the interest rates would result in an increase or decrease of RMB0.7 million (US$0.1 million) of our total amount of interest income for 2015.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. We received reimbursements in the amount of US$195,472 and US$798,078 in 2014 and 2015, respectively. We did not receive any reimbursements in 2013.

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

•                  in 2014, approximately US$19.8 million and US$4.3 million were used to pay the special cash dividend announced in October 2014 and for our share repurchases, respectively;

•                  in 2015, approximately US$1.7 million were used for our share repurchases.

Proceeds from our initial public offering that have yet to be applied have been invested in bank deposits.

Item 15.            Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934, as amended) as of December 31, 2015, the end of the period covered by this annual report, and has concluded that, as of such date, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934, as amended). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management or our board of directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our interim or annual consolidated financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2015 using criteria established in “Internal Control-Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2015.

The effectiveness of our internal control over financial reporting as of December 31, 2015 has been audited by PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, as stated in their report which is included in Item 18 of this Annual Report.

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

	Years ended December 31,
	2014	2015
	(In thousands, in RMB)
Audit fees (1)	5,500	5,750
Audit-related fees (2)	—	—
Tax fees (3)	400	—
All other fees (4)	—	—

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

Item 16D.  Exemptions from the Listing Standards for Audit Committee.

Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

The following tables set forth information about our repurchases made in the fiscal year ended December 31, 2015.

Period	Total Number of ADSs Purchased(1)	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of Publicly Announced Program(1)	Maximum Dollar Value of ADSs that May Yet be Purchased Under Publicly Announced Program(1)
		(US$)		(US$)
January 2015	26,548	4.90	3,769,008	4.39
February 2015	—	—	3,769,008	4.39
March 2015	—	—	3,769,008	4.39
April 2015	—	—	3,769,008	4.39
May 2015	—	—	3,769,008	4.39
June 2015	—	—	3,769,008	4.39
July 2015	—	—	3,769,008	4.39
August 2015	—	—	3,769,008	4.39
September 2015	—	—	3,769,008	4.39
October 2015	—	—	3,769,008	4.39
November 2015	—	—	3,769,008	4.39
December 2015	—	—	3,769,008	4.39
	26,548	4.90

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

4.59*

English translation of Exclusive Technology License and Service Agreement between Beijing Youyue Hudong Information Technology Co., Ltd. and Beijing Miyuan Information Technology Co., Ltd., dated December 1, 2015.

4.60*	English Translation of Equity Pledge Agreement among Tao Lu, Hui Song and Beijing Miyuan Information Technology Co., Ltd., dated December 1, 2015.

4.61*	English Translation of Loan Agreement among Tao Lu, Hui Song and Beijing Miyuan Information Technology Co., Ltd., dated December 1, 2015.

4.62*

English Translation of Shareholders’ Voting Rights Entrustment Agreement among Beijing Miyuan Information Technology Co., Ltd., Beijing Youyue Hudong Information Technology Co., Ltd., Tao Lu and Hui Song, dated December 1, 2015.

4.63*

English Translation of Exclusive Purchase Option Agreement among Tao Lu, Hui Song, Beijing Miyuan Information Technology Co., Ltd. and Beijing Youyue Hudong Information Technology Co., Ltd., dated December 1, 2015.

8.1*	Subsidiaries of the Registrant.

11.1

Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of our registration statement on Form F-1 (File No. 333-173619), as amended, initially filed with the Commission on April 20, 2011).

12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP.

15.2*	Consent of Zhong Lun Law Firm.

15.3*	Consent of iResearch Consulting Group

15.4*	Consent of Maples and Calder

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

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

Date:  May 13, 2016

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Jiayuan.com International Ltd.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Jiayuan.com International Ltd. and its subsidiaries at December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting included in Item 15 of this Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China
May 13, 2016

JIAYUAN.COM INTERNATIONAL LTD.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2014 AND 2015

(All amounts in thousands, except share and per share data)

	As of December 31,
	2014	2015	2015
	RMB	RMB	US$
			(Note 3(c))
ASSETS
Current assets:
Cash and cash equivalents	196,857	297,500	45,926
Short-term deposits	239,466	20,000	3,087
Available-for-sale securities	15,715	341,348	52,695
Accounts receivable, net	37,745	41,849	6,460
Deferred tax assets	8,982	7,940	1,226
Prepaid expenses and other current assets	66,501	224,914	34,721
Total current assets	565,266	933,551	144,115
Non-current assets:
Investment in equity investee	11,048	11,048	1,706
Property and equipment, net	91,694	84,423	13,033
Intangible assets, net	3,610	1,482	229
Goodwill	789	789	122
Other non-current assets	1,039	791	122
Total assets	673,446	1,032,084	159,327

LIABILITIES
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities and VIE’s subsidiaries without recourse to the Company of RMB20,692 and RMB18,167 as of December 31, 2014 and 2015, respectively)	20,692	18,167	2,805
Deferred revenue, current portion (including deferred revenue, current portion of the consolidated variable interest entities and VIE’s subsidiaries without recourse to the Company of RMB189,018 and RMB195,138 as of December 31, 2014 and 2015, respectively)	189,018	195,138	30,124
Accrued expenses and other liabilities, current portion (including accrued expenses and other current liabilities, current portion, of the consolidated variable interest entities and VIE’s subsidiaries without recourse to the Company of RMB38,243 and RMB329,498 as of December 31, 2014 and 2015, respectively)	45,490	346,728	53,526
Income tax payable (including income tax payable of the consolidated variable interest entities and VIE’s subsidiaries without recourse to the Company of RMB16,927 and RMB16,928 as of December 31, 2014 and 2015, respectively)	19,037	19,514	3,012
Total current liabilities	274,237	579,547	89,467
Non-current liabilities:
Deferred revenue, non-current portion (including deferred revenue, non-current portion, of the consolidated variable interest entities and VIE’s subsidiaries without recourse to the Company of RMB2 and RMB6 as of December 31, 2014 and 2015, respectively)	2	6	1
Accrued expenses and other liabilities, non-current portion (including other non-current liabilities of the consolidated variable interest entities and VIE’s subsidiaries without recourse to the Company of RMB5,650 and RMB6,902 as of December 31, 2014 and 2015, respectively)	5,650	6,902	1,065
Deferred tax liabilities	6,517	9,441	1,457
Total liabilities	286,406	595,896	91,990

Commitments and contingencies (Note 18)

SHAREHOLDERS’ EQUITY
Ordinary shares (US$0.001 par value; 100,000,000 shares authorized as of December 31, 2014 and 2015; 49,930,944 shares issued and outstanding as of December 31, 2014; 48,762,903 shares issued and outstanding as of December 31, 2015)	354	350	54
Additional paid-in capital	358,768	351,796	54,308

Less: Treasury shares (5,310,240 and 4,145,727 shares as of December 31, 2014 and 2015, respectively)	(117,480)	(91,100)	(14,063)
Statutory reserves	10,103	10,141	1,566
Retained earnings	146,345	171,731	26,511
Accumulated other comprehensive loss	(11,050)	(6,730)	(1,039)
Total shareholders’ equity	387,040	436,188	67,337

Total liabilities and shareholders’ equity	673,446	1,032,084	159,327

The accompanying notes are an integral part of these consolidated financial statements.

JIAYUAN.COM INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(All amounts in thousands, except share and per share data)

	For the Year Ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
				(Note 3(c))
Net revenues	492,606	613,990	713,572	110,157
Cost of revenues	(180,521)	(277,789)	(382,804)	(59,095)

Gross profit	312,085	336,201	330,768	51,062
Operating expenses:
Selling and marketing expenses	(183,619)	(252,736)	(215,399)	(33,252)
General and administrative expenses	(52,565)	(58,071)	(82,272)	(12,701)
Research and development expenses	(21,918)	(23,149)	(26,469)	(4,086)
Total operating expenses	(258,102)	(333,956)	(324,140)	(50,039)
Operating income	53,983	2,245	6,628	1,023
Interest income	11,687	17,658	7,045	1,088
Foreign currency exchange income/(loss), net	1,935	(1,361)	361	56
Other income, net	9,104	4,572	19,976	3,084
Income before income tax	76,709	23,114	34,010	5,251
Income tax expenses	(13,053)	(3,007)	(8,586)	(1,325)
Net income	63,656	20,107	25,424	3,926

Net income	63,656	20,107	25,424	3,926
Other comprehensive (loss)/income:
Foreign currency translation adjustments, net of tax of RMB nil	(9,018)	1,780	4,320	667
Comprehensive income	54,638	21,887	29,744	4,593

Net income per share:
Basic	1.42	0.45	0.57	0.09
Diluted	1.39	0.44	0.56	0.09
Weighted average shares used in calculating net income per share, basic	44,910,676	44,423,885	44,253,419	44,253,419
Weighted average shares used in calculating net income per share, diluted	45,827,922	45,390,809	45,543,939	45,543,939

Net income per ADS :
Basic	2.13	0.68	0.86	0.13
Diluted	2.08	0.66	0.84	0.13
Weighted average shares used in calculating net income per ADS, basic	29,940,450	29,615,923	29,502,279	29,502,279
Weighted average shares used in calculating net income per ADS, diluted	30,551,948	30,260,539	30,362,626	30,362,626

The accompanying notes are an integral part of these consolidated financial statements.

JIAYUAN.COM INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(All amounts in thousands, except share data)

							Accumulated
	Outstanding ordinary		Additional				other	Total
	shares		paid-in	Treasury	Statutory	Retained	comprehensive	Shareholders’
	Shares	Amount	capital	shares	reserves	earnings	loss	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2012	48,130,944	343	536,173	(58,003)	9,502	63,183	(3,812)	547,386

Net income	—	—	—	—	—	63,656	—	63,656
Issuance of ordinary shares upon exercise of options	981,992	6	8,103	—	—	—	—	8,109
Use of ordinary shares under depository for exercise of options	(81,992)	—	—	—	—	—	—	—
Share-based compensation	—	—	10,428	—	—	—	—	10,428
Appropriation to statutory reserves	—	—	—	—	472	(472)	—	—
Repurchase of ordinary shares	—	—	—	(33,097)	—	—	—	(33,097)
Dividend distribution to shareholders	—	—	(48,246)	—	—	—	—	(48,246)
Foreign currency translation adjustments	—	—	—	—	—	—	(9,018)	(9,018)

Balance as of December 31, 2013	49,030,944	349	506,458	(91,100)	9,974	126,367	(12,830)	539,218

Net income	—	—	—	—	—	20,107	—	20,107
Issuance of ordinary shares upon exercise of options	647,269	5	8,699	—	—	—	—	8,704
Issuance of ordinary shares to depository for future exercise of options	252,731	—	—	—	—	—	—	—
Share-based compensation	—	—	9,562	—	—	—	—	9,562
Appropriation to statutory reserves	—	—	—	—	129	(129)	—	—
Repurchase of ordinary shares	—	—	—	(26,380)	—	—	—	(26,380)
Dividend distribution to shareholders	—	—	(165,951)	—	—	—	—	(165,951)
Foreign currency translation adjustments	—	—	—	—	—	—	1,780	1,780

Balance as of December 31, 2014	49,930,944	354	358,768	(117,480)	10,103	146,345	(11,050)	387,040

Net income	—	—	—	—	—	25,424	—	25,424
Issuance of ordinary shares upon exercise of options	743,440	4	8,373	—	—	—	—	8,377
Issuance of ordinary shares to depository for future exercise of options	156,560	—	—	—	—	—	—	—
Share-based compensation	—	—	12,730	—	—	—	—	12,730
Appropriation to statutory reserves	—	—	—	—	38	(38)	—	—
Cancellation of treasury shares	(1,249,335)	(8)	(28,075)	28,083	—	—	—	—
Cancellation of ordinary shares upon exercise of options for future	(818,706)	—	—	—	—	—	—	—
Repurchase of ordinary shares	—	—	—	(1,703)	—	—	—	(1,703)
Dividend distribution to shareholders	—	—	—	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	4,320	4,320
Balance as of December 31, 2015	48,762,903	350	351,796	(91,100)	10,141	171,731	(6,730)	436,188

The accompanying notes are an integral part of these consolidated financial statements.

JIAYUAN.COM INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands)

	For the Year ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
				(Note 3(c))
Cash flows from operating activities
Net income	63,656	20,107	25,424	3,926
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	16,175	14,381	11,522	1,779
Share-based compensation	10,428	9,562	12,730	1,965
Foreign currency exchange (income)/loss , net	(1,935)	1,361	(361)	(56)
Deferred taxation	3,533	(3,427)	3,966	612
Loss from disposal of property, plant, equipment and intangible assets	5	218	2,402	371
Dividend income from available-for-sale securities	(186)	(482)	(633)	(98)
Changes in operating assets and liabilities:
Accounts receivable, net	6,115	(3,772)	(4,104)	(634)
Prepaid expenses and other assets	20,901	(44,687)	(158,165)	(24,416)
Deferred revenue	15,187	63,260	6,124	945
Accounts payable	4,458	15,071	(2,525)	(390)
Accrued expenses and other current liabilities	18,887	8,795	152,490	23,540
Income tax payable	9,743	(3,189)	477	74
Net cash provided by operating activities	166,967	77,198	49,347	7,618

Cash flows from investing activities
Purchase of short-term deposits	(326,299)	(239,466)	(20,000)	(3,087)
Maturity of short-term deposits	233,025	336,299	239,466	36,967
Purchase of property, plant and equipment	(18,168)	(5,541)	(4,525)	(699)
Purchase of intangible assets	(305)	—	—	—
Proceeds from disposal of property, plant and equipment	—	14	—	—
Purchase of available-for-sale securities	—	(10,000)	(325,000)	(50,171)
Investment in equity investee	—	(11,048)	—	—
Net cash (used in)/provided by investing activities	(111,747)	70,258	(110,059)	(16,990)

Cash flows from financing activities
Issuance of ordinary shares upon exercise of share options, net of issuance cost	8,109	8,704	8,377	1,293
Payment of dividend to ordinary shareholders	(48,246)	(165,951)	—	—
Repurchase of ordinary shares	(33,097)	(26,380)	(1,703)	(263)
Deposit from Baihe related to the proposed privatization	—	—	150,000	23,156
Net cash (used in)/provided by financing activities	(73,234)	(183,627)	156,674	24,186

Effect of exchange rate changes on cash and cash equivalents	(7,082)	415	4,681	723
Net (decrease)/increase in cash and cash equivalents	(25,096)	(35,756)	100,643	15,537
Cash and cash equivalents at beginning of year	257,709	232,613	196,857	30,389
Cash and cash equivalents at end of year	232,613	196,857	297,500	45,926

Supplemental disclosure of cash flow information
Income tax paid	(1,115)	(9,623)	(4,143)	(640)

The accompanying notes are an integral part of these consolidated financial statements.

JIAYUAN.COM INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data, unless otherwise stated)

1.                                 Principal Activities and Organization

a)                                 Principal activities

Jiayuan.com International Ltd. (“Jiayuan”, or the “Company”), through its subsidiaries, its variable interest entities (“VIEs”), and VIE’s subsidiaries (collectively, the “Group”), is principally engaged in operating online dating services in the People’s Republic of China (the “PRC” or “China”) through its online dating platforms which can be accessed through the jiayuan.com, izhenxin.com and qiuai.com websites, wireless application protocol (“WAP”) browsers and wireless applications. The Group also hosts events and performs personalized matchmaking services to help individuals find suitable partners.

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

On December 1, 2015, Beijing Miyuan Information Technology Co. Ltd. (“Beijing Miyuan”), a wholly owned foreign enterprise established by Jiayuan Hong Kong Corporation Limited (“Jiayuan Hong Kong”), entered into a series of contractual arrangements with Beijing Youyue Hudong Information Technology Co., Ltd. (“Beijing Youyue Hudong”), an entity incorporated in the PRC, and its legal shareholders to acquire effective control over Beijing Youyue Hudong. As a result, Beijing Youyue Hudong became a VIE of Beijing Miyuan. Beijing Miyuan became the primary beneficiary of Beijing Youyue Hudong (see Note 2).

On December 7, 2015, the Group entered into an agreement and plan to merge, or the Merger Agreement, with LoveWorld Inc., or Parent, an exempted company with limited liability incorporated under the laws of the Cayman Islands, and FutureWorld Inc., or Merger Sub, an exempted company with limited liability incorporated under the laws of the Cayman Islands. Subject to satisfaction of the terms and conditions contained in the merger agreements, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent. Each of the Company’s ordinary shares and ADSs will be cancelled in exchange for the right to receive US$5.04 per ordinary share or US$7.56 per ADS in cash without interest, except for the ordinary shares (including ordinary shares represented by ADSs): (a) held by the Company as treasury shares, (b) held by the Company depositary and reserved for issuance upon the exercise of options and vesting of restricted shares under our equity compensation plan as well as ordinary shares represented by ADSs previously repurchased by the Company and (c) owned by shareholders who have validly exercised and have not effectively withdrawn or lost their appraisal rights under Section 238 of the Cayman Islands Companies Law. The merger agreement was approved by the Company’s shareholders at an extraordinary general meeting held on December 29, 2015. The Group expects the proposed merger to be closed on May 13, 2016.

As of December 31, 2015, the Company’s subsidiaries, VIEs and VIE’s subsidiaries included the following entities:

Name	Date of incorporation or establishment	Place of incorporation or establishment /operations	Percentage of direct or indirect economic ownership	Principal activities

Subsidiaries
Harper Capital Inc. (“BVI Company”)	February 6, 2007	British Virgin Islands	100%	Investment holding

Miyuan (Shanghai) Information Technology Co., Ltd. (“Shanghai Miyuan”)	April 27, 2007	PRC	100%	Investment holding and consulting services

Jiayuan Hong Kong Corporation Limited (“Jiayuan Hong Kong”)	October 5, 2010	Hong Kong	100%	Investment holding and overseas online dating services

Beijing Miyuan Information Technology Co., Ltd. (“Beijing Miyuan”)	January 26, 2011	PRC	100%	Investment holding and consulting services

Hong Kong Miyuan Co., Ltd. (“Hong Kong Miyuan”)	August 25,2014	Hong Kong	100%	Investment holding and consulting services

Variable interest entities (“VIEs”)
Shanghai Huaqianshu Information Technology Co., Ltd. (“Shanghai HQS”)	April 6, 2004	PRC	100%	Online dating services

Beijing Huaqianshu Information Technology Co., Ltd. (“Beijing HQS”)	November 26, 2010	PRC	100%	Online dating services and personalized matchmaking services

Beijing Shiji Xique Information Technology Co., Ltd. (“Xique”)	November 26, 2010	PRC	100%	Online wedding planning services

Beijing Aizhenxin Information Technology Co., Ltd. (“Beijing Aizhenxin”)	August 13, 2012	PRC	100%	Online dating services

Beijing Youyue Hudong Information Technology Co., Ltd. (“Beijing Youyue Hudong”)	April 3, 2015	PRC	100%	Online dating services

VIE’s subsidiaries
Shiji Jiayuan Matchmaking Services Center (“Jiayuan Shanghai Center”)	December 3, 2010	PRC	100%	Events and personalized matchmaking services

Beijing Caiyuanlai Investment Administration Co., Ltd. (“Beijing Caiyuanlai”)	June 8, 2015	PRC	100%	Investment management and consulting

Shanghai Tengwan Internet Finance Service Co., Ltd. (“Shanghai Tengwan”)	October 16, 2015	PRC	100%	Internet financial information services

2.                                 Variable Interest Entities

To comply with PRC laws and regulations that prohibit or restrict foreign ownership of companies that provide Internet content services in the PRC, the Company provides its services through VIEs which hold the licenses and approvals to provide Internet content services in the PRC. The Company also provides certain personalized matchmaking services through Shanghai HQS, Beijing HQS and Jiayuan Shanghai Center which holds the licenses and approvals to provide personalized matchmaking services. The Company obtained substantial ability to control VIEs and VIE’s subsidiaries through a series of contractual agreements entered into among Beijing Miyuan, VIEs and their respective legal shareholders and VIE’s subsidiary.

The Group adopted Financial Accounting Standard Board (the “FASB”) guidance on consolidating variable interest entities which require certain variable interest entities to be consolidated by the primary beneficiary of the entity. Management evaluated the relationships among Beijing Miyuan, VIEs and their legal shareholders, and VIE’s subsidiaries, and concluded that Beijing Miyuan is the primary beneficiary of VIEs and VIE’s subsidiaries as Beijing Miyuan is entitled to substantially all the economic risks and rewards of VIEs and VIE’s subsidiaries, and has the power to direct the activities that most significantly impact the economic performance of VIEs and VIE’s subsidiaries. As a result, VIEs’ and VIE’s subsidiaries’s results of operations, assets and liabilities have been included in the Group’s consolidated financial statements.

The assignment agreements and contractual agreements entered into on March 1, 2014 were accounted for as reorganizations of businesses under common control in a manner similar to a pooling of interests. Accordingly, the Group continued to include the financial statements of VIEs and VIE’s subsidiaries in its consolidated financial statements after the transfer.

The following is a summary of the contractual agreements entered into among Beijing Miyuan, VIEs and their respective legal shareholders, and VIE’s subsidiary. The contractual agreements among Beijing Miyuan and Shanghai HQS, Beijing HQS, Xique, Beijing Youyue Hudong and their respective legal shareholders and Jiayuan Shanghai Center are substantially the same as those contractual agreements among Shanghai Miyuan and Shanghai HQS, Beijing HQS, Xique, Beijing Youyue Hudong and their respective legal shareholders, and Jiayuan Shanghai Center before the transfer on March 1, 2014. (Note 2(a)).

(a)                                Contractual arrangements among Beijing Miyuan, its respective VIEs, VIE’s subsidiaries and their legal shareholders

Exclusive technology license and service agreements

Pursuant to the exclusive technology license and service agreement entered into on August 13, 2012 between Beijing Miyuan and Beijing Aizhenxin and the amended and restated exclusive technology license and service agreement entered into on March 1, 2014 among Beijing Miyuan, Shanghai HQS, Jiayuan Shanghai Center, Beijing HQS and Xique, and the exclusive technology license and service agreement entered into on December 1, 2015 among Beijing Miyuan and Beijing Youyue Hudong, Shanghai HQS, Jiayuan Shanghai Center, Beijing HQS, Xique and Beijing Aizhenxin and Beijing Youyue Hudong retain Beijing Miyuan as their exclusive provider of software and hardware licenses, technology support, hardware and data maintenance and updates, software development, maintenance and updates, professional training, information collection and research, technology consulting services related to the business operations of Shanghai HQS, Jiayuan Shanghai Center, Beijing HQS, Xique, Beijing Aizhenxin and Beijing Youyue Hudong. As consideration for such services, Shanghai HQS, Jiayuan Shanghai Center, Beijing HQS, Xique, Beijing Aizhenxin and Beijing Youyue Hudong agreed to pay service fees equal to a certain percentage of their annual revenues as agreed by the parties from time to time. The aforementioned exclusive technology license and service agreements between Beijing Miyuan and Shanghai HQS, Beijing Miyuan and Beijing HQS, Beijing Miyuan and Xique, Beijing Miyuan and Beijing Aizhenxin, Beijing Miyuan and Jiayuan Shanghai Center, Beijing Miyuan and Beijing Youyue Hudong will expire on January 24, 2021, February 16, 2021, February 16, 2021, August 12, 2022, January 24, 2021 and November 30, 2025 respectively; and, except by mutual agreement upon early termination by the parties in writing, the term of these agreements will be automatically extended for ten years.

Loan agreements

Pursuant to the loan agreement entered into on August 13, 2012 between Beijing Miyuan and the legal shareholders of Beijing Aizhenxin and the amended and restated relevant loan agreements entered into on March 1, 2014 between Beijing Miyuan and the legal shareholders of Shanghai HQS, Beijing HQS and Xique, and loan agreement entered into on December 1, 2015 between Beijing Miyuan and Beijing Youyue Hudong’s legal shareholders, respectively, Beijing Miyuan have granted interest-free loans of US$1,200 and RMB9,000, RMB1,000, RMB1,000, RMB20,000 and RMB1,000 to legal shareholders of Shanghai HQS, Beijing HQS, Xique, Beijing Aizhenxin and Beijing Youyue Hudong, respectively, which shall only be used for Shanghai HQS, Beijing HQS, Xique, Beijing Aizhenxin and Beijing Youyue Hudong’s working capital. The loans are repayable on demand. If the respective legal shareholders intend to voluntarily repay the loans in whole or in part, or if Beijing Miyuan requires the shareholders to repay the loans in whole or in part, Beijing Miyuan or its designee may acquire a proportionate amount of the equity interests of Shanghai HQS, Beijing HQS, Xique, Beijing Aizhenxin and Beijing Youyue Hudong from their shareholders for a purchase price equal to the principal amount of the repaid loans. The loans have been eliminated upon the consolidation of Shanghai HQS, Beijing HQS, Xique, Beijing Aizhenxin and Beijing Youyue Hudong.

Exclusive purchase option agreements

Pursuant to the exclusive purchase option agreement entered into on August 13, 2012 among Beijing Miyuan, Beijing Aizhenxin and its legal shareholders, the amended and restated exclusive purchase option agreements entered into on March 1, 2014 among Shanghai HQS, Beijing HQS, Xique, their respective legal shareholders and Beijing Miyuan and the exclusive purchase option agreement entered into on December 1, 2015 between Beijing Miyuan, Beijing Youyue Hudong and its legal shareholders, Beijing Miyuan has an exclusive option to purchase, or designate another qualified individual or entity to purchase, to the extent permitted by PRC law, part or all of the equity interests in Shanghai HQS, Beijing HQS, Xique, Beijing Aizhenxin and Beijing Youyue Hudong owned by their shareholders. The purchase prices for the entire equity interest of Shanghai HQS, Beijing HQS, Xique, Beijing Aizhenxin and Beijing Youyue Hudong shall be the proportionate amount of the registered capital owned by such shareholders or an amount agreed by the parties in writing, provided that, in case of any compulsory requirement by then PRC law, the purchase prices shall be the minimum prices permitted by applicable PRC law. The exclusive equity transfer option agreements remain in effect until the completion of the transfer of all the shares in accordance with the agreements.

Voting rights entrustment agreements

Pursuant to the voting right entrustment agreement entered into on August 13, 2012 among Beijing Miyuan, Beijing Aizhenxin and its legal shareholders, the amended and restated voting rights entrustment agreements entered into on March 1, 2014 among Shanghai HQS, Beijing HQS, Xique, their respective legal shareholders and Beijing Miyuan and the voting rights entrustment agreement entered into on December 1, 2015 between Beijing Miyuan, Beijing Youyue Hudong and its legal shareholders, the legal shareholders of Shanghai HQS, Beijing HQS, Xique, Beijing Aizhenxin and Beijing Youyue Hudong grant Beijing Miyuan or its designated qualified individual or entity the right to exercise all the voting rights as provided under their then articles of association. The voting rights entrustment agreements among Shanghai HQS, Beijing HQS, Xique, Beijing Aizhenxin, their respective legal shareholders and Beijing Miyuan will remain effective until January 24, 2021, February 16, 2021, February 16, 2021, and August 12, 2022, respectively. Except for mutual agreement on early termination by both parties in writing or any termination arising from Shanghai HQS, Beijing HQS, Xique, Beijing Aizhenxin or the nominee shareholders’ material breach of obligations thereunder, the term of the voting rights entrustment agreement will be automatically extended for ten years. The voting rights entrustment agreements among Beijing Miyuan, Beijing Youyue Hudong and its legal shareholders will remain effective unless early terminated by Beijing Miyuan in writing or arising from any party’s material breach of obligations thereunder.

Equity pledge agreements

Pursuant to the equity pledge agreement entered into on August 13, 2012 between Beijing Miyuan and the legal shareholders of Beijing Aizhenxin, the amended and restated equity pledge agreements entered into on March 1, 2014 between Beijing Miyuan and their respective legal shareholders of Shanghai HQS, Beijing HQS and Xique and the equity pledge agreement entered into on December 1,2015 between Beijing Miyuan and the legal shareholders of Beijing Youyue Hudong, the legal shareholders of Shanghai HQS, Beijing HQS, Xique, Beijing Aizhenxin and Beijing Youyue Hudong pledge all of their respective equity interests in Shanghai HQS, Beijing HQS, Xique, Beijing Aizhenxin and Beijing Youyue Hudong to Beijing Miyuan to secure their obligations under the exclusive technology license and service agreements, the loan agreements, the exclusive equity transfer option agreements and the voting rights entrustment agreement, each as described above. The equity pledge agreements will expire when Shanghai HQS, Beijing HQS, Xique, Beijing Aizhenxin, Beijing Youyue Hudong and their shareholders have fully performed their obligations under the agreements described above.

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

Under the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs, and can have assets transferred freely out of the VIEs without any restrictions. Therefore the Company considers that there is no asset of a consolidated VIE that can be used only to settle obligations of the VIE, except for the registered capital of the VIEs amounting to a total of RMB52,500 as of December 31, 2015. As all the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIEs.

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

In determining whether the Company or its subsidiaries are the primary beneficiary of the VIEs, the Company considered whether it has the power to direct activities that are significant to Shanghai HQS, Beijing HQS, Xique, Beijing Aizhenxin, Beijing Youyue Hudong, Beijing Caiyuanlai, Shanghai Tengwan and Jiayuan Shanghai Center’s economic performance, including the power to appoint senior management, right to direct company strategy, power to approve capital expenditure budgets, and power to establish and manage ordinary business operation procedures and internal regulations and systems.

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

c)                                     Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive income and consolidated statements of cash flows from Renminbi (“RMB”) into United States dollars (“US$”) as of and for the year ended December 31, 2015 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.4778, representing the rate as certified by the H.10 weekly statistical release of Federal Reserve Board on December 31, 2015. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2015, or at any other rate.

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

f)                             Available-for-sale securities

Investments in financial instruments with variable interest rates indexed to the performance of underlying assets are classified as available-for-sale securities. Available-for-sale securities are measured at fair value at the date of initial recognition and subsequently carried at fair value. To estimate fair value, the Group refers to the quoted rate of return provided by banks at the end of each reporting period. Changes in fair value are reflected in the consolidated statement of comprehensive income. Dividend and realized gains and losses upon sale of the available-for-sale securities are recognized as other income. Such dividend amounted to RMB185, RMB483 and RMB10,781, for the years ended December 31, 2013, 2014 and 2015, respectively.

g)                           Accounts receivable and allowance for doubtful accounts

Accounts receivable mainly represents the amounts due from WVAS partners with whom the Group has entered into agreements for users to purchase the services of the Group and amounts due from offline events sponsors. An allowance for doubtful debts is provided based on an ageing analysis of accounts receivable balances, historical bad debt rates, repayment patterns and credit analysis. The Group also makes a specific allowance if there is evidence showing that the receivable is likely to be irrecoverable, and assesses the probability of recovery on an annual basis. Accounts receivable in the consolidated balance sheet were stated net of such provisions. The allowance for doubtful accounts was RMBnil, RMB1,130 and RMB862 for the year ended December 31, 2013, 2014 and 2015, respectively.

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

The Group continually reviews its investment in equity investee to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Group considers in its determination are the length of time that the fair value of the investment is below the Group’s carrying value; the financial condition, operating performance and the prospects of the equity investee; and other company specific information such as recent financing rounds. If the decline in fair value is deemed to be other than temporary, the carrying value of the equity investee is written down to fair value. No impairment of investment in equity investee was recognized for the year ended December 31, 2015.

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

Revenue from virtual currencies sold through the WVAS partners are recognized on a gross basis as the Group is considered the primary obligor in the arrangements. The Group is also responsible for designing, developing and implementing the online services, and bears credit risks associated with uncollectible fees. In addition, the Group determines the price and the WVAS partners earn only a fixed percentage of commission fees. The amounts attributed to the WVAS partners are determined pursuant to the arrangements between the Group and the WVAS partners, and are recognized as costs of revenues. Such cost of revenues amounted to RMB61,881, RMB65,997 and RMB 66,798 for the years ended December 31, 2013, 2014 and 2015, respectively.

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

The Group commenced its internet finance business in 2015 and offered peer to peer lending services to its customers. As of December 31, 2015, the Group had RMB105,261 debt receivables relating to internet finance business with a maturity within one year. Such debt receivables were recorded as other receivables (see Note 7). As of December 31, 2015, peer to peer finance products with the carrying amount of RMB99,220 were issued and outstanding. The Group recorded these products as other payables (see Note 12). The gross interest revenue and cost arising from buying and selling these products were not material for the year ended December 31, 2015.

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

For the years ended December 31, 2013, 2014 and 2015, revenue recognized from loyalty points amounted to RMB4,917, RMBnil and RMBnil, respectively. All the loyalty points expired in 2013 and the deferred revenue balance in relation to the customer loyalty program amounted to RMBnil as of December 31, 2013 and thereafter.

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

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statement of comprehensive income. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2013, 2014 and 2015. As of December 31, 2015, the Group did not have any significant unrecognized uncertain tax positions.

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

The Group recorded employee benefit expenses of RMB17,568, RMB20,553 and RMB23,919 for the years ended December 31, 2013 and 2014 and 2015, respectively.

s)                                      Statutory reserves

The Group’s subsidiaries, VIEs and VIE’s subsidiaries established in the PRC are required to make appropriations to certain non-distributable reserve funds.

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

For the years ended December 31, 2013, 2014 and 2015, RMB472, RMB129 and RMB38 were appropriated to the statutory reserves, respectively.

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

u)                                    Advertising expenses

Advertising expenses, which generally reflect the cost of promotions to create or stimulate a positive image of the Group or a desire to obtain the Group’s services, are expensed as incurred. Advertising costs included in selling and marketing expense were RMB71,498, RMB105,636 and RMB31,138 for the years ended December 31, 2013, 2014 and 2015, respectively.

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

x)                                     Foreign currency translation

The Group uses the RMB as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in the British Virgin Islands and Hong Kong is the US$, while the functional currency of the Group’s other subsidiaries, VIEs and VIE’s subsidiaries incorporated and operated in the PRC is the RMB.

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

aa)                              Recent accounting pronouncements

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers,” which supersedes the revenue recognition requirements in “Revenue Recognition (Topic 605)”, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. In August 2015, the FASB deferred the effective date of the revenue recognition guidance to reporting periods beginning after December 15, 2017. Early adoption is permitted for reporting periods beginning after December 15, 2016. The Group is currently evaluating the impact of the adoption on its consolidated financial statements.

In February 2015, the FASB issued ASU 2015-02, “Consolidation (Topic 810) - Amendments to the Consolidation Analysis,” which provides guidance for reporting entities that are required to evaluate whether they should consolidate certain legal entities. In accordance with ASU 2015-02, all legal entities are subject to reevaluation under the revised consolidation model. ASU 2015-02 is effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. Early adoption is permitted. The Group does not expect the adoption to have a material impact on its consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17, “Income taxes (Topic 740),” which amends the accounting for income taxes and requiring all deferred tax assets and liabilities to be classified as non-current on the consolidated balance sheets. The ASU is effective for reporting periods beginning after December 15, 2016, with early adoption permitted. The ASU may be adopted either prospectively or retrospectively. The Group does not expect the adoption to have a material impact on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842),” which introduces a new lessee model that brings substantially all leases in the balance sheets. This standard will be effective for us beginning the first quarter of fiscal year 2019. The Group is currently evaluating the impact of this new guidance on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-08, “Principal versus Agent considerations”, which affect the guidance included in ASU 2014-09, Revenue from Contracts with Customers. The new ASU does not change the core principle of the guidance but clarifies the implementation guidance on principal versus agent considerations. The effective date and transition requirements for the amendments in this update are the same as the effective date and transition requirements of ASU 2014-09, as amended by ASU 2015-14. The Group does not expect the adoption to have a material impact on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, “Compensation—Stock Compensation (Topic 718),” which intends to improve the accounting for employee share-based payments. This standard will be effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods, with early adoption permitted. The Group is currently evaluating the impact on its consolidated financial statements.

In April 2016, the FASB issued ASU 2016-10, “Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing”. The amendments in this Update clarify the following two aspects of Topic 606: identifying performance obligations and the licensing implementation guidance, while retaining the related principles for those areas. The amendments in this Update affect the guidance in Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606), which is not yet effective. The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements in Topic 606 (and any other Topic amended by Update 2014-09). Accounting Standards Update 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, defers the effective date of Update 2014-09 by one year. The Group is currently evaluating the impact of adopting ASU 2016-10 on its consolidated financial statements.

4.                                 Concentration, Credit and Other Risks

a)                                    PRC Regulations

The PRC market in which the Group operates poses certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Group to conduct online services through contractual arrangements in the PRC since the industry remains highly regulated. The Group conducts all of its operations in China through its VIEs and VIE’s subsidiaries, which the Group consolidates as a result of a series of contractual arrangements enacted among Beijing Miyuan, the VIEs and  their legal shareholders. The Group believes that the contractual arrangements among Beijing Miyuan, the VIEs and their legal shareholders are in compliance with PRC law and are legally enforceable. If the VIEs or their legal shareholders fail to perform their obligations under the contractual arrangements or any dispute relating to these contracts remains unresolved, the Group will have to enforce its rights under these contracts through the operations of PRC law and courts. However, uncertainties in the PRC legal system could limit the Group’s ability to enforce these contractual arrangements. In particular, the interpretation and enforcement of these laws, rules and regulations involve uncertainties. If the Group had direct ownership of the VIEs, it would be able to exercise its rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could effect changes at the management level, subject to any applicable fiduciary obligations. However, under the current contractual arrangements, the Group relies on the VIEs and their legal shareholders’ performance of their contractual obligations to exercise effective control. In addition, the exclusive technology licenses and service agreements with the VIEs and VIE’s subsidiaries, which first expire on the tenth anniversary of the agreement signing date, is subject to subsidiaries’ unilateral termination right. In general, neither the VIEs nor their legal shareholders may terminate the contracts prior to the expiration date.

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

The following combined financial information of the Group’s VIEs and VIE’s subsidiaries, as applicable, were included in the accompanying consolidated financial statements of the Group:

	As of December 31,
	2014	2015
	RMB	RMB

Total assets	633,177	980,003
Total liabilities	409,772	707,727
Payable to third parties	270,533	566,639
Payable to Group entities	139,239	141,088

	For the year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB

Net revenue	492,799	614,239	713,889
Net income	61,608	25,133	36,140
Inter-company service fees paid/payable	9,278	11,615	23,962

	For the year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB

Net cash provided by operating activities	151,318	90,925	47,368
Net cash used in investing activities	(87,916)	(97,104)	(119,332)
Net cash provided by financing activities	—	—	150,000
Effect of exchange rate changes on cash and cash equivalents	(180)	134	313
Net increase/(decrease) in cash and cash equivalents	63,222	(6,045)	78,349

The total assets of the consolidated VIEs and VIE’s subsidiaries were mainly comprised of cash and cash equivalents, short-term deposits, accounts receivable, prepayments and other current assets, property and equipment, investment in equity investee, intangible assets and goodwill. The total liabilities of the consolidated VIEs and VIE’s subsidiaries were mainly comprised of deferred revenue and accrued expenses and other current liabilities.

The revenue-producing assets of VIEs mainly include property and equipment, intangible assets and goodwill. There were also unrecognized revenue-producing assets including intellectual property such as patents and licenses, and self-developed software which were expensed as incurred as the amounts were not significant. The carrying values of property and equipment, intangible assets and goodwill of VIEs as of December 31, 2014 and 2015 were as follows:

	As of December 31,
	2014	2015
	RMB	RMB

Property and equipment, net	91,208	83,921
Intangible assets, net	3,610	1,482
Goodwill	789	789

All of the Group’s revenues for the periods presented were contributed by the VIEs and VIE’s subsidiaries.

b)                           Concentration of credit risks

Financial instruments that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, short-term deposits, available-for-sale securities and accounts receivable. As of December 31, 2014 and 2015, the Group’s cash and cash equivalents and short-term deposits were held by financial institutions located in the PRC and Hong Kong that management believes are of high-credit ratings and quality. Available-for-sale securities were placed with a financial institution and have original maturities of one month. Accordingly, management determined that the Group’s available-for-sale securities are exposed to minimal credit risks. Accounts receivable are typically unsecured and are mainly derived from revenues collected by WVAS partners on behalf of the Group in the PRC and amounts due from sponsors who sponsored the Group’s offline events. The risk with respect to accounts receivable is mitigated by regular credit evaluations that the Group performs on the WVAS partners and offline events sponsors and its ongoing monitoring of outstanding balances.

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

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy:

		Fair value measurements at reporting date using
		Quoted prices in
	Total fair value	active market	Significant other	Significant
	and carrying value	for identical	observable	unobservable
	on balance sheet	assets (Level 1)	inputs (Level 2)	inputs (Level 3)
	RMB	RMB	RMB	RMB
As of December 31, 2014
Cash equivalents	196,810	—	196,810	—
Short-term deposits	239,466	—	239,466	—
Available-for-sale securities	15,715	—	15,715	—
As of December 31, 2015
Cash equivalents	297,500	—	297,500	—
Short-term deposits	20,000	—	20,000	—
Available-for-sale securities	341,348	—	341,348	—

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

6.                                     Accounts Receivable, net

The following summarized the Group’s accounts receivable, net as of December 31, 2014 and 2015:

	As of December 31,
	2014	2015
	RMB	RMB

Accounts receivable	38,875	42,711
Less: Allowance for doubtful accounts	(1,130)	(862)
Accounts receivable, net	37,745	41,849

The following summarized the changes in allowance for doubtful accounts:

	2014	2015
	RMB	RMB

Balance as of January 1	—	1,130
Provision of bad debt	2,364	228
Write-off of bad debt	(1,234)	(496)
Balance as of December 31	1,130	862

7.                                 Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2014	2015
	RMB	RMB

Prepaid commission to matchmaking service agencies	45,915	43,768
Prepaid expenses-other	7,235	6,067
Advances to employees	4,014	2,772
Interest receivables	2,417	5,275
Rental and other deposits	3,653	6,345
Inventory	1,553	74
Other receivables in relation to peer to peer lending products	—	105,261
Other receivables of cash deposit from internet finance platform	—	38,959
Others	1,714	16,393
	66,501	224,914

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

9.                                 Property and Equipment, net

Property and equipment, net, consisted of the following:

	As of December 31,
	2014	2015
	RMB	RMB

Office buildings	77,797	77,797
Office buildings improvements	3,948	3,948
Computer and software	56,942	57,399
Furniture, fixture and other equipment	4,960	5,187
Motor vehicles	407	407
Leasehold improvements	4,254	5,722
	148,308	150,460
Less: accumulated depreciation and amortization	(56,614)	(66,037)
Property and equipment, net	91,694	84,423

For the years ended December 31, 2013, 2014 and 2015, depreciation and amortization expenses for the property and equipment amount to RMB15,576, RMB13,716 and RMB10,857 respectively.

10.                          Intangible assets, net

The following table summarizes the Company’s intangible assets, net:

	As of December 31,
	2014	2015
	RMB	RMB

Domain names	2,446	305
Customer relationships	1,637	1,637
Source code	933	933
	5,016	2,875
Less: accumulated amortization	(1,406)	(1,393)
Intangible assets, net	3,610	1,482

For the years ended December 31, 2013, 2014 and 2015, amortization expenses for the above intangible assets amounted to RMB599, RMB665 and RMB665, respectively.

As of December 31, 2015, amortization expenses for future periods are estimated as follows:

For the year ended December 31,	Amortization expenses
RMB
2016	451
2017	397
2018	124
2019	124
2020	124
Thereafter	262
Total	1,482

During the years ended December 31, 2013, 2014 and 2015, no impairment of intangible assets was recognized by the Group.

11.                          Goodwill

Goodwill is attributable to the Group’s online services segment under which significant synergies are expected to arise after the Group’s acquisition.

The Company performed a goodwill impairment test as of year-end date and concluded that no impairment should be recognized as of December 31, 2013, 2014 and 2015. No reasonable change to the assumptions would lead to an impairment charge.

12.                          Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consisted of the following:

	As of December 31,
	2014	2015
	RMB	RMB

Accrued salaries and welfare	17,964	23,540
Accrued advertising expenses	2,388	1,077
Accrued network support expenses	1,801	1,541
Business and other tax payable	4,093	3,798
Professional and other service fees	9,262	31,867
Deposits received from matchmaking service agencies	8,980	11,314
Deposit received in relation to the proposed merger with LoveWorld Inc.	—	150,000
Other payables in relation to peer to peer lending products	—	99,220
Others	6,652	31,273
Balance as at December 31	51,140	353,630
Less: Current portion	(45,490)	(346,728)
Non-current portion	5,650	6,902

13.                          Taxation

a)                                    Business Tax, Value Added Tax and Surcharges

The Group’s PRC operations are subject to PRC business tax (“Business Tax”) and surcharges at rates ranging from 0% to 8.65%, depending on the nature of the service revenue and the geographical region. Business Tax and surcharges is calculated by multiplying the applicable tax rate by gross revenue, and is recognized when the revenue is recognized. The Group recognized RMB17,090, RMB16,345 and RMB18,244 of business tax and surcharges, as a reduction of revenues, for the years ended December 31, 2013, 2014 and 2015, respectively.

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

With the adoption of the Pilot Program, Shanghai Miyuan, Beijing Miyuan, Beijing Aizhenxin and majority businesses of Shanghai HQS and Xique’s businesses ceased to be subject to Business Tax. Shanghai Miyuan was subject to VAT at a rate of 3% from January 2012 to January 2013 and at a rate of 6% starting from February 2013. Beijing Miyuan was subject to VAT at a rate of 3% from September 2012 to December 2013 and at a rate of 6% starting from January 2014. Beijing Aizhenxin is subject to VAT at a rate of 3% starting from September 2012 and at a rate of 6% starting from October 2015. Beijing Youyue Hudong, Beijing Caiyuanlai and Shanghai Tengwan were subject to VAT at a rate of 3% from April 2015, June 2015 and October 2015, respectively. Shanghai HQS’s online services, personalized matchmaking services and advertising services were subject to VAT at a rate of 6% starting from June 2014. Xique’s online services were subject to VAT at a rate of 3% starting from August 2015. Jiayuan Shanghai Center, Shanghai HQS’s events business, Shanghai HQS’s Beijing branch, Beijing HQS and Xique’s events business continued to be subject to Business Tax.

b)                                    Income tax

The Cayman Islands and the British Virgin Islands

The Cayman Islands currently have no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax.

Companies incorporated or registered under the BVI Business Companies Act, 2004 (the “ BVI Act”) are currently exempt from income and corporate tax.  In addition, the British Virgin Islands currently does not levy capital gains tax on companies incorporated or registered under the BVI Act.

Hong Kong

Jiayuan Hong Kong is not subject to Hong Kong profits tax on foreign-sourced income, dividends and capital gains. As an entity incorporated in Hong Kong, Jiayuan Hong Kong was subject to 16.5% income tax for the years ended December 31, 2013, 2014 and 2015 on its taxable profits generated from operations in Hong Kong. Payment of dividends is not subject to withholding tax in Hong Kong.

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

•                  Shanghai HQS was subject to 15% EIT as a result of HNTE status from 2010 to 2012. In February 2014, Shanghai HQS was qualified as a key software enterprise (“KSE”) and was subject to 10% EIT for 2013 and 2014. Shanghai HQS is currently in process for the renewal of KSE and expects to continue to be qualified as KSE in 2015. In April 2014, Shanghai HQS completed the process for the renewal of HNTE status and was continually entitled to a preferential income tax rate of 15% from 2013 to 2015. As Shanghai HQS is eligible for both preferential rates of 10% and 15% in 2013, 2014 and 2015, the Company elects to enjoy the rate of 10% for 2013, 2014 and 2015.

•                  In 2014, Beijing Miyuan was qualified as a software enterprise under which it is entitled to income tax exemption for two years beginning from its first year with taxable income and a 50% tax reduction to a 12.5% income tax rate for the subsequent three years. Beijing Miyuan incurred taxable loss in 2015.

•                  Beijing HQS, Xique, Beijing Aizhenxin, Jiayuan Shanghai Center, Beijing Youyue Hudong, Beijing Caiyuanlai and Shanghai Tengwan were subject to 25% EIT from 2013 to 2015.

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

In addition, pursuant to the annual dividend policy which was approved by the Company’s board of directors on May 6, 2013, the Company expects to pay annual dividends with an aggregate amount of up to 60% of the Group’s annual net income before share-based compensation expenses.  Accordingly, the Group assessed that only a portion of the net income of the PRC entities for the year ended December 31, 2013 and thereafter will be reinvested indefinitely. As a result, deferred tax liabilities of RMB6,517 and RMB9,441 were recorded as of December 31, 2014 and 2015 for the accumulated earnings expected to be distributed as cash dividends from the Group’s PRC entities to the Group’s overseas entities.

The undistributed earnings held by the Group’s PRC entities as of December 31, 2014 and 2015 were RMB262,568 and RMB 310,514 respectively. An estimated PRC withholding taxes of RMB26,257 and RMB31,051 would be due if all the earnings were remitted as dividends as of December 31, 2014 and 2015, respectively.

Composition of income tax expenses

The current and deferred portions of income tax expenses included in the Group’s consolidated statements of comprehensive income are as follows:

	For the year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB

Current tax expenses	9,520	6,434	4,620
Deferred taxation	3,533	(3,427)	3,966
Income tax expenses	13,053	3,007	8,586

Reconciliation of the differences between the PRC statutory EIT rate of 25% and the Group’s effective tax rate is as follows:

	For the year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB

Statutory EIT rate	25.0%	25.0%	25.0%
Effect of non-deductible expenses	2.6%	7.9%	7.7%
Effect of lower tax rates in other jurisdictions	(0.8)%	0.3%	5.4%
Effect of preferential tax treatments	(15.0)%	(19.3)%	(15.9)%
Tax incentives for research and development expenses (i)	(3.9)%	(7.2)%	(4.5)%
Withholding income tax for dividends	6.0%	8.3%	8.5%
Changes in valuation allowance:	3.1%	(2.0)%	(1.0)%
- Unrecognized tax losses	1.7%	1.8%	(1.0)%
- Accrued salaries and other expenses	—	(1.2)%	—
- Advertising expenses	1.4%	(3.8)%	—
- Doubtful accounts	—	1.2%	—
Effective income tax rate	17.0%	13.0%	25.2%

(i)  The Group obtained a tax incentive relating to research and development expense of one of its VIEs in the PRC. Under such tax incentive rule, the Group may claim an additional tax deduction amounting to 50% of the research and development expenses incurred in a year.

The effect of the preferential tax treatments available to the Group is as follows.

	For the year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB

Preferential tax treatments impact to net income to ordinary shareholders	14,498	6,125	6,938
Per share effect, basic	0.32	0.14	0.16
Per share effect, diluted	0.32	0.13	0.15

Deferred tax assets and liabilities

Deferred taxes are measured using the enacted tax rates for the periods in which they are expected to be reversed. Significant components of the Group’s deferred tax assets and liabilities are as follows:

	As of December 31,
	2014	2015
	RMB	RMB

Deferred tax assets, current
Net operating loss carry forwards	6,565	5,282
Accrued salaries and other expenses	3,329	6,241
Advertising expenses	18,799	14,082
Government subsidies	169	169
Other	616	760
Total deferred tax assets, current	29,478	26,534
Deferred tax assets, non-current	—	—
Total deferred tax assets	29,478	26,534
Less: valuation allowance
Net operating loss carry forwards	(4,667)	(4,337)
Advertising expenses	(15,448)	(13,876)
Other	(381)	(381)
Total valuation allowance	(20,496)	(18,594)
Net deferred tax assets	8,982	7,940
Deferred tax liabilities, non-current
Withholding income tax for dividends	6,517	9,441

The Group had net operating loss carry forwards from certain subsidiaries, VIEs and VIE’s subsidiaries amounting to RMB21,749 as of December 31, 2015, of which RMB5,511 will expire on December 31, 2016, RMB2,143 will expire on December 31, 2017, RMB5,043 will expire on December 31, 2018, RMB6,174 will expire on December 31, 2019 and RMB1,056 will expire on December 31, 2020.

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

	Years Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB

Balance at beginning of the year	(17,315)	(19,863)	(20,496)
Change in valuation allowance	(2,548)	(633)	1,902
Balance at end of the year	(19,863)	(20,496)	(18,594)

14.                          Ordinary Shares and Treasury Shares

As of December 31, 2015, the Company was authorized to issue 100,000,000 ordinary shares, at par value of US$0.001 per share, and 49,930,944 and 48,762,903 ordinary shares were issued as of December 31, 2014 and 2015, respectively.

As of December 31, 2015, all the outstanding ordinary shares previously issued to a depository had been cancelled. The sole purpose of such depository is to issue ADSs upon the exercise of options granted pursuant to the 2007 Share Incentive Plan (the “Plan”). These ordinary shares were included in issued and outstanding shares on the Group’s balance sheet and statement of changes in shareholders’ equity although these shares and the related ADSs were not issued to any option holders. The shares issued and held with the depository do not have any shareholder rights and do not have rights to any dividends if and when declared by the Company. Accordingly, these shares held with the depository are accounted for as if they were treasury shares.

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

During the year ended December 31, 2013, 2014 and 2015, the Company repurchased 931,593 ADSs, 776,341 ADSs and 56,548 ADSs for total consideration of US$5,359 (approximately RMB33,097), US$4,287 (approximately RMB26,380) and US$278 (approximately RMB1,703) from the open market, respectively. The ordinary shares representing the repurchased ADS are recorded as treasury shares at purchase cost at the time of repurchase. In 2013 and 2014, nil ordinary shares were cancelled while in 2015, 1,249,335 ordinary shares were cancelled. The Company recognized the difference between the repurchase costs and the par value in additional paid-in capital. The remaining 4,145,727 ordinary shares which were repurchased but not cancelled were recorded as treasury shares at purchase cost at the time of repurchase as of December 31, 2015.

15.                          Share-based Compensation

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

On July 31, 2015, the board of directors approved that as of the effective time of any transaction resulting in a change in control as defined under the 2007 Share Incentive Plan (1) all outstanding option awards granted prior to April 7, 2015 to certain employees and scheduled to vest in the twenty-four month period following a change in control shall be accelerated and vest as of such time; and (2) all share options and restricted share awards to certain employees shall be accelerated and vest as of such time.The incremental fair values were determined to be immaterial.

The Company’s share option activities for the years ended December 31, 2013, 2014 and 2015 are summarized below:

	Share options outstanding
	Share options	Weighted average exercise price	Weighted average remaining contractual life (in years)	Weighted average grant date fair value
		US$		US$
Balances outstanding at January 1, 2013	4,368,382	2.69	4.34	1.30
Granted	90,000	4.61		1.15
Exercised	(981,992)	1.33		1.32
Forfeited	(291,915)	3.87		1.37
Expired	(50,000)	0.30		0.05
Balances outstanding at December 31, 2013	3,134,475	3.10	3.98	1.31
Granted	457,500	3.71		1.22
Exercised	(642,058)	2.00		1.09
Forfeited	(173,462)	3.41		1.28
Balances outstanding at December 31, 2014	2,776,455	3.02	3.65	1.30
Granted	645,000	3.85		1.28
Exercised	(514,168)	2.63		1.48
Forfeited	(377,679)	3.40		1.21
Balances outstanding at December 31, 2015	2,529,608	3.16	3.22	1.27
Exercisable at December 31, 2013	1,357,529	2.75	3.40	1.31
Exercisable at December 31, 2014	1,373,002	2.82	3.15	1.36
Exercisable at December 31, 2015	1,478,203	2.94	2.34	1.27

As of December 31, 2015, the intrinsic value of outstanding and exercisable share options was US$4,561 and US$2,989, respectively, which is calculated as the difference between the Company’s closing stock price as of December 31, 2015 and the exercise price of the share options. For the year ended December 31, 2015, 643,880 shares of options were vested.

For the year ended December 31, 2013, 2014 and 2015, the total intrinsic value of options exercised was US$2,665, US$1,709 and US$984, respectively.

The fair value of each option at the grant date and modification date were estimated using the Binominal Option Pricing Model by the Company with assistance from independent valuation specialists.

The following table summarizes the assumptions used to estimate the fair values of the share options granted in the years presented:

	For the year ended December 31,
	2013	2014	2015

Risk-free interest rate	2.05%	2.70%	2.39%
Exercise multiple	2.80	2.80	2.80
Expected forfeiture rate	5%	5%	5%
Contractual life of option	6 years	6 years	6 years
Expected volatility	39.00%	45.00%	46.00%
Dividend yield	5%	4%	4%

The risk-free interest rate was based on the market yield of US$ denominated China International Government Bonds with maturity terms equal to the contractual life of option. The exercise multiple is calculated as the ratio of fair value of stock over the exercise price as at the time the share option is exercised and estimated based on an empirical research study regarding the early exercise behavior of employees with share options. Expected forfeiture rate was estimated based on annual staff turnover for periods after June 2007. Pursuant to the Plan, the contractual life of the share options is 6 years. The expected volatility was estimated based on both historical volatility of comparable companies and historical volatility of the Company since January 1, 2012. For the options granted before 2013, no dividends were assumed in the estimation considering the Company has no history or expectation of paying dividends on its ordinary shares. For the options granted in 2013, 2014 and 2015, 5%, 4% and 4% dividends were assumed in the estimation respectively considering the Company’s plan to distribute annual dividends in 2013 and thereafter.

The total fair value of equity awards vested during the year ended December 31, 2013, 2014 and 2015 were RMB9,275, RMB5,912 and RMB4,956, respectively.

For the years ended December 31, 2013, 2014 and 2015, the Group recorded share-based compensation of RMB8,276, RMB5,522 and RMB1,483, respectively, using graded-vesting method, for the options granted with service conditions.

As of December 31, 2015, total amount of unrecognized compensation costs relating to non-vested share options granted by the Company amounted to RMB3,322. These unrecognized compensation costs are expected to be recognized over a weighted average period of 0.95 years.

b)                                    Restricted Shares

For the years ended December 31, 2013, 2014 and 2015, the Company granted 34,286, 486,000 and 835,500 restricted shares (the “Restricted Shares”), respectively, to certain key employees of the Company. These Restricted Shares shall vest over a four-year service period, with 25% of the Restricted Shares subject to vest on the first anniversary of the date of grant and the remaining 75% subject to vest in twelve quarterly installments. The fair value of each restricted share at the grant date was based on the closing trading price of the Company’s ADSs as of the option grant date.

The Company’s Restricted Shares’ activities for the year ended December 31, 2014 and 2015 are summarized below:

	Restricted Shares outstanding
	Restricted Shares	Weighted average remaining contractual life (in years)
Balances outstanding at January 1, 2014	312,941	4.49
Granted	486,000
Exercised	(5,211)
Forfeited	(13,623)
Balances outstanding at December 31, 2014	780,107	4.73
Granted	835,500
Exercised	(229,272)
Forfeited	(45,350)
Balances outstanding at December 31, 2015	1,340,985	4.93

The total fair value of Restricted Shares vested during the year ended December 31, 2013, 2014 and 2015 were RMB2,580, RMB1,850 and RMB4,946, respectively.

For the year ended December 31, 2013, 2014 and 2015, the Group recorded share-based compensation of RMB2,152, RMB4,040 and RMB11,247, respectively, related to the Restricted Shares using the graded-vesting method.

As of December 31, 2015, unrecognized compensation expenses relating to the non-vested Restricted Shares amounted to RMB12,684. These expenses are expected to be recognized over a weighted average period of 0.99 years. For the year ended December 31, 2015, 215,076 restricted shares were vested.

16.                          Net Income Per Share

Basic and diluted net income per share for each of the years presented are calculated as follows:

	For the year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB

Numerator:
Net income	63,656	20,107	25,424

Denominator:
Weighted average number of ordinary shares outstanding—basic	44,910,676	44,423,885	44,253,419
Dilutive effect of share options	917,246	966,924	1,290,520
Weighted average number of ordinary shares outstanding—diluted	45,827,922	45,390,809	45,543,939
Basic net income per share	1.42	0.45	0.57
Diluted net income per share	1.39	0.44	0.56

For the years ended December 31, 2013, 2014 and 2015, the potentially dilutive share options and Restricted Shares of 296,857, 120,758 and 156,505, respectively, were not included in the calculation of diluted net income per share where their inclusion would be anti-dilutive.

As of December 31, 2013, 2014 and 2015, 339,336, 592,097 and nil ordinary shares were issued to a depository and the sole purpose of such depository is to issue ADS upon the exercise of options granted pursuant to the Plan. These shares were not issued to any option holders. The shares issued and held with the depository do not have any shareholder rights and do not have rights to any dividends if and when declared by the Company. Accordingly, these shares held with the depository are accounted for as if they were treasury shares. The Group did not include these ordinary shares in the calculation of basic and diluted net income per share for the year ended December 31, 2013, 2014 and 2015 as these shares are not considered outstanding for net income per share calculation purposes.

17.                          Commitments and Contingencies

a)                                    Operating lease commitments

Future minimum payments under non-cancellable operating leases with initial terms in excess of one year consist of the following at December 31, 2015:

Amount
RMB

Year ending December 31,
2016	8,606
2017	5,564
2018	2,763
2019 and thereafter	2,592
Total	19,525

For the years ended December 31, 2013, 2014 and 2015, total rental expenses amounted to approximately RMB4,795, RMB4,843 and RMB8,545, respectively.

The Group did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2015.

b)                                   Contingencies

The Group is not currently a party to, nor is aware of, any legal proceeding, investigation or claim which is likely to have a material adverse effect on the Group’s business, financial condition, results of operations, or cash flows. The Group did not record any legal contingencies as of December 31, 2015.

18.                          Related Party Transactions

The table below sets forth the related parties and their relationships with the Group:

Related Party	Relationship with the Group
Ms. Haiyan Gong (Note)	Nominee shareholder of the VIEs
Mr. JP Gan	Member of the Board of Directors and Compensation Committee, and the chairman of Company’s Nominating and Corporate Governance Committee.

Note: In March 2015, Ms. Haiyan Gong resigned from her position as a director of the Company and no longer holds the position of co-chairman of the Board.

During the years presented in the financial statements, there were no significant related party transactions except for the following:

On December 24, 2012, the Group entered into a consultancy agreement with Ms. Haiyan Gong, under which Ms. Haiyan Gong agreed to provide, among other things, certain consultant services for a term of three years effective from January 1, 2013 and would receive a monthly fee of RMB49. The Group recorded general and administrative expense of RMB633, RMB643 and RMB653 in connection with this agreement for the years ended December 31, 2013, 2014 and 2015, respectively.

On October 29, 2013, the Group entered into a personalized matchmaking services agreement with Mr. JP Gan, under which the Group agreed to provide personalized matchmaking services for RMB120 for a term of 20 months. The Group recognized revenues of RMB12, RMB72 and RMB36 for the years ended December 31, 2013, 2014 and 2015, respectively.

19.                          Segment Information

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

Management has determined that the Group operates in the reportable segments which are online services, personalized matchmaking services and events and other services during the years presented. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The CODM evaluates performance based on each reporting segment’s revenues, cost of revenues, and gross profit. The CODM does not review operating expenses or balance sheet information to measure the performance of the reportable segments, nor is this part of the segment information regularly provided to the CODM.

For the year ended December 31, 2013

	Online services	Personalized matchmaking services	Events and other services	Consolidated
	RMB	RMB	RMB	RMB
Net revenues	422,088	52,458	18,060	492,606
Cost of revenues	(140,975)	(29,792)	(9,754)	(180,521)
Gross profit	281,113	22,666	8,306	312,085

For the year ended December 31, 2014

	Online services	Personalized matchmaking services	Events and other services	Consolidated
	RMB	RMB	RMB	RMB
Net revenues	425,544	164,598	23,848	613,990
Cost of revenues	(148,811)	(117,054)	(11,924)	(277,789)
Gross profit	276,733	47,544	11,924	336,201

For the year ended December 31, 2015

	Online services	Personalized matchmaking services	Events and other services	Consolidated
	RMB	RMB	RMB	RMB
Net revenues	431,276	261,462	20,834	713,572
Cost of revenues	(152,094)	(215,094)	(15,616)	(382,804)
Gross profit	279,182	46,368	5,218	330,768

The Group primarily operates in the PRC, accordingly, no geographical information is presented.

20.                          Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by the Company’s subsidiaries, VIEs and VIE’s subsidiaries in China only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries, VIEs and VIE subsidiaries in China are required to make certain appropriation of net after-tax profits or increase in net assets to the statutory surplus fund (see Note 3(s)) prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the Company’s subsidiaries, VIEs and VIE’s subsidiaries in China are restricted in their ability to transfer their net assets to the Company in terms of cash dividends, loans or advances, which restricted portion amounted to approximately RMB113,771 and RMB131,547 as of December 31, 2014 and 2015, respectively. As of December 31, 2014 and 2015, the retained earnings balance of the Group’s PRC entities after appropriation to statutory reserves, as determined under PRC GAAP, was RMB262,568 and RMB310,514 , respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries or VIEs for working capital and other funding purposes, the Company may in the future require additional cash resources from the Company’s subsidiaries, VIEs and VIE’s subsidiaries in China due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends to make distributions to shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Company’s subsidiaries, VIEs and VIE’s subsidiaries to satisfy any obligations of the Company.

The Company performed a test on the restricted net assets of its consolidated subsidiaries, VIEs and VIE’s subsidiaries (the “restricted net assets”) in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e)(3), “General Notes to the Financial Statements” and concluded that it was applicable for the Company to disclose the condensed financial information for the parent company for the year ended December 31, 2015. For the purposes of presenting parent only financial information, the Company records its investments in its subsidiaries and VIEs under the equity method of accounting. Such investments are presented on the separate condensed balance sheets of the Company as “Investments in subsidiaries and VIEs” and the profit of the VIEs is included in “Share of income of subsidiaries and VIEs” in the condensed statement of comprehensive income.

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

As of December 31, 2014 and 2015, the Company had no significant capital and other commitments, long-term obligations, or guarantee.

The Company’s accounting policies are the same as the Group’s policies with the exception of the accounting for the investments in subsidiaries and VIE.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED BALANCE SHEETS

AS OF DECEMBER 31, 2014 AND 2015

(All amounts in thousands)

	As of December 31,
	2014	2015	2015
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	58,342	81,845	12,635
Short-term deposits	9,466	—	—
Prepaid expenses and other current assets	7,955	7,571	1,169
Total current assets	75,763	89,416	13,804
Non-current assets:
Investments in subsidiaries and VIEs	316,253	361,093	55,744
Total assets	392,016	450,509	69,548

LIABILITIES
Current liabilities:
Accrued expenses and other current liabilities, current portion	4,976	14,321	2,211
Total current liabilities	4,976	14,321	2,211
Total liabilities	4,976	14,321	2,211

SHAREHOLDERS’ EQUITY
Ordinary shares (US$0.001 par value; 100,000,000 shares authorized as of December 31, 2014 and 2015; 49,930,944 shares issued and outstanding as of December 31, 2014; 48,762,903 shares issued and outstanding as of December 31, 2015)	354	350	54
Additional paid-in capital	358,768	351,796	54,308

Less: Treasury shares (5,310,240 and 4,145,727 shares as of December 31, 2014 and 2015, respectively)	(117,480)	(91,100)	(14,063)
Statutory reserves	10,103	10,141	1,566
Retained earnings	146,345	171,731	26,511
Accumulated other comprehensive loss	(11,050)	(6,730)	(1,039)
Total shareholders’ equity	387,040	436,188	67,337

Total liabilities and shareholders’ equity	392,016	450,509	69,548

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(All amounts in thousands)

	For the Year Ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$

Operating expenses:
General and administrative expenses	(4,461)	(3,369)	(12,143)	(1,875)
Total operating expenses	(4,461)	(3,369)	(12,143)	(1,875)
Operating loss	(4,461)	(3,369)	(12,143)	(1,875)
Share of income of subsidiaries and VIEs	61,151	20,251	32,464	5,013
Interest income	4,329	4,147	428	66
Foreign currency exchange income/(loss), net	2,239	(1,536)	(409)	(63)
Other income, net	398	614	5,084	785
Income before income tax	63,656	20,107	25,424	3,926
Income tax expenses	—	—	—	—
Net income	63,656	20,107	25,424	3,926

Net income	63,656	20,107	25,424	3,926
Other comprehensive (loss)/income:
Foreign currency translation adjustments, net of tax of RMB nil	(9,083)	1,799	4,674	722
Share of other comprehensive income/(loss) of subsidiaries and VIEs, net of tax of RMB nil	65	(19)	(354)	(55)
Other comprehensive (loss)/income	(9,018)	1,780	4,320	667
Comprehensive income	54,638	21,887	29,744	4,593

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In thousands)

	For the Year Ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$

Cash flows provided by operating activities	519	491	3,099	480

Cash flows (used in)/provided by investing activities	(23,823)	167,853	9,466	1,461

Cash flows (used in)/provided by financing activities	(73,234)	(183,627)	6,674	1,030

Effect of exchange rate changes on cash and cash equivalents	(6,844)	260	4,264	658
Net (decrease)/increase in cash and cash equivalents	(103,382)	(15,023)	23,503	3,629
Cash and cash equivalents at beginning of year	176,747	73,365	58,342	9,006
Cash and cash equivalents at end of year	73,365	58,342	81,845	12,635

21.                          Subsequent Events

On January 25, 2016, the Group acquired 100% equity interests in Shanghai Zongpei Industrial Co., Ltd (“Shanghai Zongpei”) and SMSE Technology Co., Ltd (“SMSE”) with total transaction amount of RMB300. On the same date, Shanghai Zongpei and SMSE set up the Hongyuan Finance Lease (Shanghai) Co., Ltd. These entities are for the purpose of future financial leasing business.